Exhibit A

PROSPECTUS DATED FEBRUARY 9, 2018

Prospectus

for the public offering

of

3,356,040 newly issued bearer shares with no par-value (Stückaktien) to the minority shareholders of

WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft under the domination agreement entered into between TLG IMMOBILIEN AG and WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft

in Luxembourg and Germany

and at the same time for the

admission to trading on the regulated market (regulierter Markt)

of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) of the

Frankfurt Stock Exchange (Frankfurter Wertpapierbörse)

of

up to 5,000,000 newly issued bearer shares with no par-value (Stückaktien) from the contingent capital increase resolved by the shareholders’ meeting on November 22, 2017 against contribution in kind of 23 shares of

WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft for every 4 new shares of TLG IMMOBILIEN AG

– each such share with a notional value of €1.00 and full dividend rights from January 1, 2017 –

of

TLG IMMOBILIEN AG

International Securities Identification Number (ISIN): DE000A12B8Z4

German Securities Code (Wertpapierkennnummer (WKN)): A12B8Z

Ticker Symbol: TLG

Listing Agent

DZ BANK

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5.	DIVIDEND POLICY; RESULTS AND DIVIDENDS PER SHARE; USE OF PROFITS		37

	5.1	General Provisions Relating to Profit Allocation and Dividend Payments	37

	5.2	Dividend Policy and Earnings per Share	38

6.	CAPITALIZATION AND INDEBTEDNESS; STATEMENT ON WORKING CAPITAL		39

	6.1	Capitalization	39

	6.2	Indebtedness	40

	6.3	Statement on Working Capital	40

7.	DILUTION		41

8.	SELECTED CONSOLIDATED FINANCIAL INFORMATION OF TLG		43

	8.1	Selected Consolidated Financial Information	44

	8.2	Additional Key Performance Indicators	46

9.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF NET ASSETS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TLG		52

	9.1	Overview	53

	9.2	Key Factors Influencing TLG’s Portfolio, Results of Operations and the Comparability of Financial Information	53

	9.3	Selected Consolidated Statement of Comprehensive Income Data	58

	9.4	Investment Property	66

	9.5	Liquidity and Capital Resources	67

	9.6	Other Financial Obligations	74

	9.7	Quantitative and Qualitative Disclosure about Market Risk	75

	9.8	Significant Accounting Policies	79

	9.9	Additional Financial Information from the Unconsolidated Financial Statements Prepared in Accordance with HGB as of and for the Year Ended December 31, 2016	80

10.	PROFIT ESTIMATE		81

	10.1	Estimate of Funds from Operations (formerly referred to as Funds from Operations After Taxes) for the Fiscal Year Ended December 31, 2017 for TLG IMMOBILIEN AG	81

	10.2	FFO Estimate for the Fiscal Year ended December 31, 2017 for the Company	82

	10.3	Explanatory Notes to the FFO Estimate	82

	10.4	Auditor’s Report on the Estimate of Funds from Operations (formerly referred to as Funds from Operations After Taxes) (FFO Estimate) for the Fiscal Year Ended December 31, 2017 of TLG IMMOBILIEN AG	83

11.	PRO FORMA CONSOLIDATED FINANCIAL INFORMATION OF TLG IMMOBILIEN AG FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016 AND AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017		84

	11.1	Introduction	84

	11.2	Underlying Principles of Preparation	91

	11.3	Basis of Preparation	92

	11.4	Pro Forma Consolidated Statements of Income for the Periods from January 1, 2016 to December 31, 2016 and from January 1, 2017 to September 30, 2017, as well as Pro Forma Consolidated Statement of Financial Position as of September 30, 2017	95

	11.5	Auditor’s Report on the Pro Forma Consolidated Financial Information of TLG IMMOBILIEN AG for the Fiscal Year ended December 31, 2016 and as of and for the Nine Months ended September 30, 2017	101

12.	TAKEOVER OFFER FOR WCM AND DOMINATION AGREEMENT		102

	12.1	Takeover Offer for WCM AG	102

	12.2	Domination Agreement between the Company and WCM AG	102

	12.3	Description of WCM	104

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I. SUMMARY OF THE PROSPECTUS

Summaries are made up of disclosure requirements known as elements (“Elements”). These Elements are numbered in Sections A - E (A.1 - E.7). This summary contains all the Elements required to be included in a summary for this type of security and issuer. Because some Elements are not required to be addressed, there may be gaps in the numbering sequence of the Elements. Even though an Element may be required to be inserted in the summary because of the type of security and issuer, it is possible that no relevant information can be given regarding the Element. In such cases, the summary includes a short description of the Element with the words “not applicable”.

A – Introduction and Warnings

A.1	Warnings.

This summary should be read as an introduction to this prospectus (the “Prospectus”). Any decision to invest in the securities should be based on consideration of this Prospectus as a whole by the investor.

If any claims are asserted before a court of law based on the information contained in this Prospectus, the investor appearing as plaintiff may have to bear the costs of translating this Prospectus prior to the commencement of the court proceedings pursuant to the national legislation of the member states of the European Economic Area.

TLG IMMOBILIEN AG (the “Company” and, together with its consolidated subsidiaries at the respective time, “TLG”) together with DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main, Germany (“DZ BANK”) assume responsibility for the contents of this summary, including any translations thereof, pursuant to Section 5 para. 2b no. 4 of the German Securities Prospectus Act (Wertpapierprospektgesetz). Those persons who are responsible for the summary, including any translations thereof, or for its issuance (von denen der Erlass ausgeht), can be held liable, but only if this summary is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus or if it does not provide, when read together with the other parts of the Prospectus, all necessary key information.

A.2	Information regarding the subsequent use of the prospectus.	Not applicable. Consent regarding the use of this Prospectus for a subsequent resale or placement of shares has not been granted.

B – Issuer

B.1	Legal and commercial name of the issuer.	The Company’s legal name is TLG IMMOBILIEN AG.

The Company is TLG’s parent company; TLG primarily operates under the commercial name “TLG IMMOBILIEN”.

B.2	Domicile, legal form and legislation under which the issuer operates and its country of incorporation.

The Company has its registered office at Hausvogteiplatz 12, 10117 Berlin, Germany, and is registered in the commercial register of the local court (Amtsgericht) of Charlottenburg, Germany, under the docket number HRB 161314 B. The Company is a stock corporation (Aktiengesellschaft) governed by German law.

B.3	Operations and principal business activities of the issuer and principal markets in which the issuer competes.

TLG considers itself a leading German commercial real estate company and an active portfolio manager, managing office and retail properties as well as seven hotels. Most recently, TLG further solidified its position by acquiring WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft (“WCM AG” and, together with its consolidated subsidiaries, “WCM”). As of September 30, 2017, the aggregate portfolio of TLG and WCM (prior to the completion of the Takeover Offer (as defined in B.7) on October 6, 2017 as if a group comprising TLG and WCM had already existed at this point in time in aggregate, the “Combined Group”) included a total of 420 properties with an aggregate portfolio value of €3,228.9 million. With a remaining average contractual lease term for unexpired leases with a contractually fixed maturity, taking into account special termination rights (“WALT”) of 6.4 years and a vacancy rate calculated in accordance with the definition recommended by the European Public Real Estate Association (“EPRA”) (the “EPRA Vacancy Rate”) of just 3.8% (both as of September 30, 2017), the Company believes that the aggregate portfolio of the Combined Group is well positioned to generate stable cash flows for the foreseeable future. TLG is headquartered in Berlin and operates five additional offices in Dresden, Erfurt, Frankfurt am Main, Leipzig and Rostock.

Based on aggregate portfolio value as of September 30, 2017, the office asset class of the Combined Group, of which most properties are situated in good or very good locations in Berlin, Frankfurt am Main and other German A and B cities (i.e., Germany’s largest cities and larger regional cities), accounted for 48.2% of the aggregate portfolio of the Combined Group. Tenants for these office properties include “blue chip” companies and their subsidiaries such as Daimler Real Estate GmbH and AIR Liquide Global E&C Solutions Germany GmbH, government-related entities and agencies such as OstseeSparkasse Rostock, the Federal Agency for Real Estate (Bundesanstalt für Immobilienaufgaben) and the State Agency for Building and Real Estate of Hesse (Landesbetrieb Bau und Immobilien Hessen) as well as medium-sized enterprises. TLG plans to grow its office portfolio through additional acquisitions in line with its investment criteria and believes that this will further improve TLG’s market position in what it considers to be a very dynamic German office market.

Based on aggregate portfolio value as of September 30, 2017, the retail asset class of the Combined Group, of which the majority of properties are located in attractive micro-locations in Berlin and other German growth regions, accounted for 41.5% of the aggregate portfolio of the Combined Group. Such retail properties are situated in micro-locations that are particularly attractive to food retailers and other sellers of essential consumer goods given that the tenant is a significant, and in some cases the sole, retailer of the relevant consumer goods in the catchment area. As of September 30, 2017, 50.9% of the annualized in-place rent (i.e., contracted rents as of September 30, 2017, without deduction for any applicable rent-free periods, multiplied by twelve) from the retail asset class of the Combined Group related to lease agreements with major food retail chains, including “EDEKA”, “Netto”, “Kaufland”, “REWE”, “Penny”, “Lidl” and “Aldi”. With a WALT of 6.3 years and an EPRA Vacancy Rate of 2.3% (both as of September 30, 2017), the retail asset class of the Combined Group was virtually fully-let and offers stable and secure rental income. TLG intends to grow its retail portfolio through selected accretive acquisitions.

The hotel asset class comprises seven hotel properties located in the city centers of Berlin, Dresden, Leipzig and Rostock and accounted for 8.8% of the aggregate portfolio of the Combined Group (based on aggregate portfolio value as of September 30, 2017). The tenant base for these properties includes well-known hotel chains “Steigenberger”, “Marriott”, “InterCityHotel”, “Motel One” and “H4/H2”. The hotel asset class of the Combined Group had an EPRA Vacancy Rate of 1.7% and a WALT of 12.5 years (both as of September 30, 2017). Lease agreements for the seven hotel properties generally provide for fixed lease payments, limiting TLG’s dependence on the performance of hotel operators. Stable cash flows and a focus on dynamic markets make TLG’s hotel asset class a fitting complement for the office and retail asset class.

TLG has classified 50 properties of the Combined Group with an aggregate property value of €50.8 million (i.e., 1.6% of the aggregate portfolio value) as of September 30, 2017 to its “Other” asset class.

In the nine months ended September 30, 2017, TLG generated rental income of €117.3 million and earnings before interest, taxes, depreciation and amortization (“EBITDA”) of €85.3 million. During the same period, WCM generated rental income of €34.6 million and EBITDA of €12.7 million. In the fiscal year ended December 31, 2016, TLG generated rental income of €140.5 million and EBITDA of €114.4 million, while WCM generated rental income of €32.6 million and EBITDA of €14.6 million during the same period.

Valuation Reports

The independent external appraiser Savills Advisory Services Germany GmbH & Co. KG, Taunusanlage 19, 60325 Frankfurt am Main, Germany (“Savills”), has prepared a condensed valuation report on the fair value of TLG’s investment properties and owner-occupied properties as of September 30, 2017 pursuant to IAS 40 in conjunction with IFRS 13 (the “Savills Report”). The difference between the number of properties (335) and the fair value of these properties appraised by Savills in the Savills Report (€2,408.3 million) to TLG’s total portfolio of 364 properties with a portfolio value (sum of the carrying amounts of investment property, owner-occupied property, non-current assets classified as held for sale and inventories) of €2,423.5 million as of September 30, 2017, amounts to approximately €15.2 million.

The following factors result in a higher valuation by Savills of approximately €17.6 million in aggregate compared to TLG’s valuation:

•   Savills attributes an additional value of approximately €10.5 million to the 335 investment properties held by TLG as of September 30, 2017, since TLG accounts for rent-free periods and similar incentives as well as initial equipment for hotels under different line items and therefore deducts such items.

• TLG accounts for owner-occupied properties at cost, while Savills values these properties with their market value and consequently assigns an additional value of approximately €7.1 million.

By comparison, the following factors result in a higher valuation by TLG of approximately €32.8 million in aggregate compared to Savills’ valuation:

• Liabilities and anticipated rental income (approximately €1.1 million as of September 30, 2017) were not taken into account by Savills and, accordingly, increase TLG’s valuation.

• Properties which TLG accounts for as non-current assets held for sale and inventories with an aggregate value of approximately €31.7 million were not appraised by Savills

Properties not appraised by Savills (i.e., non-current assets held for sale and inventories) account for the difference in numbers of 29 properties.

The independent external appraiser Cushman & Wakefield LLP, Rathenauplatz 1, 60313 Frankfurt am Main, Germany (“C&W”), has prepared a condensed valuation report on the market value of WCM’s portfolio as of September 30, 2017 within the meaning of International Valuation Standard (IVS) 1 no. 3.1, and as used by the Royal Institution of Chartered Surveyors (RICS) (the “C&W Report”). The difference between the market value of WCM’s properties appraised by C&W in the C&W Report (€804.1 million) to WCM’s portfolio value of €805.4 million as of September 30, 2017, amounts to approximately €1.3 million and is a result of different accounting of certain changes in the rental situation and corresponding cash flows relating to two properties.

Strengths and Strategy

TLG believes that the following competitive strengths have been the primary drivers of its success in the past and will continue to set TLG apart from its competitors in the future:

• TLG believes that it has a market-leading integrated management platform and holds a strong position in Berlin and other German growth regions.

• TLG considers its portfolio with high-quality properties across assets classes particularly attractive and believes that the strong tenant base with long-term leases offers earnings stability.

• TLG has a solid financing structure with multiple sources of funding.

• TLG plans to continue its profitable growth, while preserving the high quality of its portfolio.

• TLG expects that a successful integration of WCM will lead to operating cost synergies.

• TLG seeks to create additional value from investments in existing properties, while safeguarding and optimizing the portfolio quality through its active portfolio management.

B.4a	Most significant recent trends affecting the issuer and the industries in which it operates.

TLG’s business activities are influenced by numerous demographic, economic and political factors. TLG is most significantly affected by developments in, and related to, the commercial real estate market in Germany, particularly in Berlin, Hesse and eastern Germany (Brandenburg, Mecklenburg-Western Pomerania, Saxony, Saxony-Anhalt and Thuringia), where the majority of TLG’s portfolio is located. Its portfolio mainly comprises office, retail and hotel properties. Given this focus, TLG is affected, in general, by developments in macro-economic indicators such as population growth, economic growth, employment, purchasing power and the consumer price index. In addition, TLG is affected by trends in micro-economic indicators, such as rent levels and vacancy rates, in the regions and commercial sectors where TLG operates.

B.5	If the issuer is part of a group, a description of the group and the issuer’s position within the group.

The Company is the parent company of TLG. TLG’s consolidated financial statements include all material subsidiaries whose financial and business policy can be controlled by the Company, either directly or indirectly, and the equity interests of TLG whose financial and business policy can be influenced by TLG to a significant extent. As of the date of this Prospectus, the group of consolidated companies includes 52 direct and indirect subsidiaries of the Company.

B.6	Name of persons who, directly or indirectly, have a notifiable interest in the issuer’s capital or voting rights.

On the basis of the notifications received by the Company in accordance with the German Securities Trading Act (Wertpapierhandelsgesetz) and pursuant to information provided by the respective shareholders, the following shareholders directly or indirectly hold more than 3.0% of the Company’s shares and voting rights as of the date of this Prospectus. It should be noted that the number of voting rights last notified could have changed since such notifications were submitted to the Company without requiring the relevant shareholder to submit a corresponding voting rights notification if no notifiable threshold has been reached or crossed:

Share of voting rights
Shareholder	(in %)
ADAR Macro Fund Ltd.	16.82(1)
Prof. Dr. Gerhard Schmidt	15.13(2)
Republic of Singapore	9.25(3)
Julius Baer Group Ltd.	5.72(4)
Mr. Amir Dayan & Ms. Maria Saveriadou	4.51(5)
RAG Stiftung	4.25(6)
Principal Financial Group Inc.	3.38(7)
Blackrock, Inc.	3.27(8)

(1) Direct shareholdings of ADAR Macro Fund Ltd. as notified for January 22, 2018 based on a total number of 102,028,821 voting rights.

(2)          Indirect shareholdings of Prof. Dr. Gerhard Schmidt, as notified for November 24, 2017 based on a total number of 102,028,821 voting rights. Prof. Dr. Gerhard Schmidt controls the following entities listed in the group notification: GCS Verwaltungs GmbH, DICP Capital SE, DIC Capital Partners (Europe) GmbH, DIC Grund- und Beteiligungs GmbH, Deutsche Immobilien Chancen Beteiligungs AG, Deutsche Immobilien Chancen AG & Co. Kommanditgesellschaft auf Aktien, DIC Asset AG, DIC Real Estate Investments Beteiligungs GmbH, DIC Real Estate Investments GmbH & Co. Kommanditgesellschaft auf Aktien and DIC OF RE 2 GmbH. The shares of the Company are directly held by DIC Real Estate Investments GmbH & Co. Kommanditgesellschaft auf Aktien (9.68% of the Company’s shares) and DIC OF RE 2 GmbH (5.46% of the Company’s shares). In addition, Prof. Dr. Gerhard Schmidt notified that instruments (preemptive rights from shareholders’ agreements) relating to 7.17% of the Company’s shares are attributable to him.

(3)          Indirect shareholdings as notified for October 6, 2017 based on a total number of voting rights of 94,611,266. All shares with voting rights are directly held by GIC Private Limited. The Government of Singapore, acting by and through the Ministry of Finance, is the controlling shareholder of GIC Private Limited that directly held all of the notified voting rights in the Company at that date.

(4)          Indirect shareholdings of Julius Baer Group Ltd. as notified for November 29, 2017 based on a total number of 102,028,821 voting rights. Julius Baer Group Ltd. is the ultimate controlling entity of the following other companies listed in its group notification: Kairos Investment Management S.p.A and Kairos Partners SGR S.p.A. 5.06% of the voting rights notified by Julius Baer Group Ltd. are attached to shares directly held by Kairos INTERNATIONAL SICAV, which are directly attributed to Kairos Partners SGR S.p.A. and indirectly attributed to Julius Baer Group Ltd.

(5)          Indirect shareholdings of Mr. Amir Dayan & Ms. Maria Saveriadou as notified for January 17, 2018 based on a total number of 102,028,821 voting rights. Ouram Holding S.à r.l. directly holds the shares attributable to Mr. Amir Dayan & Ms. Maria Saveriadou. Mr. Amir Dayan controls the following additional entities listed in his group notification: MARIOZOTTA Ltd and Nanocare Limited. Ms. Maria Saveriadou controls the following additional entities listed in her group notification: MS Meridien Nominees Ltd., MARIOZOTTA Ltd and Nanocare Limited. None of these companies directly held 3.0% or more of the voting rights in the Company at that date. In addition, Mr. Amir Dayan & Ms. Maria Saveriadou notified that instruments (claims from a share purchase agreement with a deferred delivery date) relating to 18.03% of the Company’s shares are attributable to them.

(6) Direct shareholdings of RAG Stiftung as notified for June 30, 2017 based on a total number of 74,175,558 voting rights.

(7)          Indirect shareholdings of Principal Financial Group Inc. as notified for February 3, 2016 based on a total number of voting rights of 67,432,326 at that date. Principal Financial Group Inc. is the ultimate controlling entity of the following other companies listed in its group notification: Principal Financial Services Inc.; Principal Life Insurance Company; Principal Global Investors, LLC; and Principal Real Estate Investors, LLC. None of these companies directly held 3.0% or more of the voting rights in the Company at that date.

(8)          Indirect shareholdings of Blackrock, Inc. as notified for February 1, 2018 based on a total number of 102,028,821 voting rights. Blackrock, Inc. is the ultimate controlling entity of the following other companies listed in its group notification: Trident Merger, LLC; BlackRock Investment Management, LLC; BlackRock Holdco 2, Inc.; BlackRock Financial Management, Inc.; BlackRock Holdco 4 LLC; BlackRock Holdco 6 LLP; BlackRock Delaware Holdings Inc.; BlackRock Institutional Trust Company, National Association; BlackRock Fund Advisors; BlackRock Capital Holdings, Inc.; BlackRock Advisors, LLC; BlackRock International Holdings, Inc.; BR Jersey International Holdings L.P.; BlackRock (Singapore) Holdco Pte. Ltd.; BlackRock HK Holdco Limited; BlackRock Asset Management North Asia Limited; BlackRock Australia Holdco Pty. Ltd.; BlackRock Investment Management (Australia) Limited; BlackRock Holdco 3, LLC; BlackRock Canada Holdings LP; BlackRock Canada Holdings ULC; BlackRock Asset Management Canada Limited; BlackRock Group Limited; BlackRock Advisors (UK) Limited; BlackRock Luxembourg Holdco S.à r.l.; BlackRock UK Holdco Limited; BlackRock Asset Management Schweiz AG; BlackRock (Luxembourg) S.A.; BlackRock Investment Management Ireland Holdings Limited; BlackRock Asset Management Ireland Limited; BlackRock International Limited; BlackRock Life Limited; BlackRock (Netherlands) B.V.; BlackRock Investment Management (UK) Limited; BlackRock Fund Managers Limited. None of these companies directly held 3.0% or more of the voting rights in the Company at that date.

	Different voting rights of major shareholders of the issuer.	Not applicable. All of the Company’s shares confer the same voting rights.

	Direct or indirect control.	Not applicable. The Company is not controlled by any shareholder.

B.7	Selected historical key financial information.

The following financial information of TLG is taken or derived from the audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2014, 2015 and 2016, the unaudited condensed interim consolidated financial statements of the Company as of and for the nine months ended September 30, 2017 and the Company’s internal reporting system. The audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2014, 2015 and 2016 have been prepared in accordance with International Financial Reporting Standards, as adopted by the European Union (“IFRS”), and the additional requirements of German commercial law pursuant to Section 315a para. 1 of the German Commercial Code (Handelsgesetzbuch (“HGB”)). The unaudited condensed interim consolidated financial statements of the Company as of and for the nine months ended September 30, 2017 have been prepared in accordance with IFRS on interim financial reporting (IAS 34). Additional financial information included in this Prospectus has been taken or derived from the audited unconsolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016, which were prepared in accordance with HGB.

The following selected financial information relates to reporting periods or reporting dates prior to the acquisition of WCM and consequently does not contain any financial information with respect to WCM. For financial information of WCM, investors should refer to WCM AG’s consolidated and unconsolidated financial statements published on WCM AG’s website www.wcm.de under the investor relations section. WCM will for the first time be consolidated in the consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2017. As a result of such first time consolidation, these consolidated financial statements will differ materially from the consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2014, 2015 and 2016 and the nine months ended September 30, 2017.

To the extent financial information for the Combined Group is presented in this Prospectus, including in B.3, such financial information is presented for illustrative purposes only. Prior to the completion of the Takeover Offer on October 6, 2017, WCM was not part of TLG. Consequently, any financial information for the Combined Group is based on internal calculations of TLG, does not constitute pro forma financial information and investors should not place undue reliance on such financial information for the Combined Group.

Following the completion of the Takeover Offer on October 6, 2017, WCM became part of TLG. Consequently, any reference to TLG after this date, including any reference to TLG as of the date of this Prospectus, should be read as a reference comprising TLG and WCM.

Ernst & Young Wirtschaftsprüfungsgesellschaft GmbH, Stuttgart, office Berlin, Friedrichstraße 140, 10117 Berlin, Germany, has audited the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2014, 2015 and 2016, and the Company’s unconsolidated financial statements as of and for the fiscal year ended December 31, 2016, and issued in each case an unqualified audit opinion thereon.

In the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016, the Company changed the accounting classification of certain income and expense items in the consolidated statement of comprehensive income relating to net operating income from letting activities, income from letting activities, expenses relating to letting activities, other operating income and other operating expenses, leading to corresponding retroactive changes in the comparative financial information for the fiscal year ended December 31, 2015. The following financial information for the fiscal year ended December 31, 2015 is taken or derived from the adjusted comparative financial information as shown in the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016, except for the comparison of the fiscal years ended December 31, 2014 and December 31, 2015, which is based on the unadjusted financial information as shown in the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2015.

Where financial information in the following tables is labelled “audited”, this means that it has been taken from the audited consolidated financial statements mentioned above. The label “unaudited” is used in the following tables to indicate financial information that has not been taken from the audited consolidated financial statements mentioned above, but was taken either from the unaudited condensed interim consolidated financial statements mentioned above, or the Company’s internal reporting system, or has been calculated based on figures from the aforementioned sources.

All of the financial information presented in the text and tables below is shown in millions of Euro (in € million), except as otherwise stated. Certain financial information (including percentages) in the following tables has been rounded according to established commercial standards. As a result, the aggregate amounts (sum totals or sub-totals or differences or if numbers are put in relation) in the following tables may not correspond in all cases to the aggregated amounts of the underlying (unrounded) figures appearing elsewhere in this Prospectus. Furthermore, in those tables, these rounded figures may not add up exactly to the totals contained in those tables. Financial information presented in parentheses denotes the negative of such number presented. In respect of financial information set out in this Prospectus, a dash (“–”) signifies that the relevant figure is not available, while a zero (“0.0”) signifies that the relevant figure is available but has been rounded to zero.

Selected Consolidated Financial Information

Consolidated Statement of Comprehensive Income Data

	For the year ended December 31,			For the nine months ended September 30,
	2014	2015(1)	2016	2016	2017
	(audited) (in € million)			(unaudited) (in € million)
Net operating income from letting activities	100.3	114.1	125.6	92.6	105.8
Income from letting activities	136.7	152.3	168.1	122.1	142.3
Expenses relating to letting activities	(36.5)	(38.2)	(42.5)	(29.5)	(36.6)
Result from the remeasurement of investment property	52.7	87.9	39.9	8.8	128.1
Result from the disposal of investment property	3.3	8.0	6.4	0.6	0.2
Result from the disposal of real estate inventory	7.3	0.8	0.0	0.0	0.2
Other operating income	16.8	4.2	0.8	0.8	1.0
Personnel expenses	(17.4)	(12.8)	(11.3)	(8.3)	(8.3)
Depreciation and amortization	(1.2)	(0.8)	(0.6)	(0.4)	(0.4)
Other operating expenses	(15.7)	(7.9)	(7.1)	(4.2)	(13.6)

Earnings before interest and taxes (EBIT)	146.1	193.4	153.7	89.9	213.0
Financial income	0.6	0.4	0.3	0.2	0.2
Financial expenses	(24.3)	(23.8)	(25.7)	(18.9)	(31.8)
Gain/(loss) from the remeasurement of derivative financial instruments	(2.1)	(0.8)	0.3	(1.7)	4.9

Earnings before taxes (EBT)	120.3	169.2	128.6	69.5	186.2
Income taxes	(31.6)	(38.3)	(34.5)	(16.5)	(57.7)

Net income	88.7	130.9	94.1	53.0	128.5
Other comprehensive income (OCI)
thereof will not be reclassified to profit or loss Actuarial gains/losses, net of taxes	(0.9)	0.0	(0.3)	–	–
thereof will be reclassified to profit or loss Gain/(loss) from remeasurement of derivative financial instruments in hedging relationship, net of taxes	(10.9)	1.7	(1.8)	(2.9)	8.0

Total comprehensive income for the year/period	76.8	132.6	92.1	50.1	136.5

(1)

In the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016, the Company changed the accounting classification of certain income and expense items in the consolidated statement of comprehensive income relating to net operating income from letting activities, income from letting activities, expenses relating to letting activities, other operating income and other operating expenses, leading to corresponding retrospective changes in the comparative financial information for the fiscal year ended December 31, 2015. In the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2015, in the consolidated statement of comprehensive income, the net operating income from letting activities, income from letting activities, expenses relating to letting activities, other operating income and other operating expenses reported for the fiscal year ended December 31, 2015 are shown in the amount of €112.4 million, €150.6 million, €38.2 million, €5.8 million and €7.8 million, respectively.

Consolidated Statement of Financial Position Data

	As of December 31,			As of September 30,
	2014	2015	2016	2017
	(audited) (in € million)			(unaudited) (in € million)
Non-current assets	1,525.2	1,776.8	2,240.8	2,410.7
Investment property	1,489.6	1,739.5	2,215.2	2,385.4
Advance payments on investment property	5.9	14.3	0.1	1.0
Property, plant and equipment	14.1	9.8	6.7	6.7
Intangible assets	1.7	1.6	1.4	1.8
Other non-current financial assets	2.5	2.5	4.8	5.8
Other assets	8.4	9.2	10.0	9.9
Deferred tax assets	3.0	–	2.7	–
Current assets	212.8	222.6	103.9	97.7
Inventories	1.5	1.1	1.1	1.1
Trade receivables	12.6	11.9	6.0	6.2
Receivables from income taxes	9.8	2.2	1.2	0.0
Other current financial assets	1.0	0.9	0.9	1.9
Other receivables and assets	13.3	6.9	7.1	7.7
Cash and cash equivalents	152.6	183.7	68.4	50.3
Non-current assets classified as held for sale	22.0	15.9	19.2	30.6

Total assets	1,738.0	1,999.5	2,344.8	2,508.4

Equity	748.0	967.9	1,009.5	1,200.5
Subscribed capital	61.3	67.4	67.4	74.2
Capital reserves	343.0	439.5	440.3	547.4
Retained earnings	354.1	469.4	515.1	584.2
Other reserves	(13.0)	(11.2)	(13.3)	(5.3)
Equity attributable to the shareholders of the parent company	745.4	965.1	1,009.5	–
Non-controlling interests	2.6	2.8	–	–

Liabilities	990.0	1,031.6	1,335.3	1,307.9
Non-current liabilities	909.1	957.8	1,227.1	1,203.9
Non-current liabilities due to financial institutions	731.1	746.7	975.2	911.3
Pension provisions	8.2	8.1	8.3	8.2
Non-current derivative financial instruments	17.8	15.9	20.4	5.7
Other non-current liabilities	1.5	1.2	5.5	5.7
Deferred tax liabilities	150.5	185.9	217.7	272.9
Current liabilities	80.9	73.8	108.1	104.0
Current liabilities due to financial institutions	39.3	36.0	65.2	59.0
Trade payables	13.9	14.9	21.2	24.7
Other current provisions	5.7	2.4	1.8	1.4
Tax liabilities	9.6	6.4	4.5	3.0
Other current liabilities	12.4	14.0	15.4	15.9

Total equity and liabilities	1,738.0	1,999.5	2,344.8	2,508.4

Consolidated Cash Flow Statement Data

	For the year ended December 31,			For the nine months ended September 30,
	2014	2015	2016	2016	2017
	(audited) (in € million)			(unaudited) (in € million)
Cash flow from operating activities	76.2	104.9	121.5	85.3	81.7
Interest received	0.6	0.4	0.3	0.1	0.2
Interest paid	(47.2)	(23.0)	(28.4)	(21.6)	(32.4)
Income tax paid/received	(9.0)	1.6	(5.3)	(7.4)	(3.0)

Net cash flow from operating activities	20.5	83.9	88.0	56.4	46.5
Cash flow from investing activities	(20.5)	(150.3)	(414.1)	(227.6)	(47.4)
Cash flow from financing activities	13.7	97.5	210.7	30.5	(17.2)

Change in cash and cash equivalents	13.7	31.1	(115.3)	(140.7)	(18.1)

Additional Key Performance Indicators

TLG uses the key performance indicators Funds from operations (“FFO”) after taxes, the net loan to value ratio (“Net LTV”) and the net asset value calculated in accordance with the definition recommended by the EPRA (the “EPRA NAV”) as the most important indicators for measuring the operating and financial performance of TLG’s business and its internal controlling.

In addition, TLG expects rental income, net operating income from letting activities, EBITDA, the ratio of equity to total equity and liabilities (the “Equity Ratio”), and the EPRA Vacancy Rate to be of use for potential investors as key performance indicators in evaluating TLG’s operating and financial performance.

However, the key performance indicators described in this section are not recognized as measures under IFRS and should not be considered as substitutes for figures on net assets, earnings before taxes, net income, net cash flow from operating activities or other data from the consolidated statement of comprehensive income, the consolidated cash flow statement or the consolidated statement of financial position, as determined in accordance with IFRS, or as measures of profitability or liquidity. Such key performance indicators do not necessarily indicate that cash flows will be sufficient or available for TLG’s cash requirements, nor is any such measure indicative of TLG’s historical operating results. The key performance indicators described in this section are not meant to be indicative of future results. Because not all companies calculate these key performance indicators in the same way, TLG’s presentation of such key performance indicators is not necessarily comparable with similarly-titled measures used by other companies, including companies in the real estate sector.

Performance and Profitability
The following table provides information on TLG’s key performance and profitability measures for the periods presented:

	For the year ended December 31,				For the nine months ended September 30,
	2014	2015		2016	2016	2017
	(audited and in € million, unless otherwise specified)				(unaudited) (in € million, unless otherwise specified)
Rental income(1)	114.8	127.4		140.5	103.4	117.3
Net operating income from letting activities(2)	100.3	114.1	(3)	125.6	92.6	105.8
EBITDA (unaudited)	94.6	106.3		114.4	81.5	85.3
FFO after taxes (unaudited)	52.4	64.0		76.9	58.6	70.1
FFO after taxes per share (in €) (unaudited)	0.97	1.03		1.14	0.87	0.95

(1)

Rental income refers to income from letting activities without income from recharged operating costs and income from other goods and services as shown in the consolidated statement of comprehensive income for the respective period.

(2)

Net operating income from letting activities refers to income from letting activities less expenses relating to letting activities, all as shown in the consolidated statement of comprehensive income for the respective period.

(3)

Due to changes in the accounting classification of certain income and expense items in the consolidated statement of comprehensive income in the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016, net operating income from letting activities for the fiscal year ended December 31, 2015 is derived from the adjusted comparative financial information for the fiscal year ended December 31, 2015, as reported in the consolidated statement of comprehensive income in the consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016. In the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2015, in the consolidated statement of comprehensive income, the net operating income from letting activities reported for the fiscal year ended December 31, 2015 is shown in an amount of €112.4 million.

EBITDA

EBITDA is defined as net income/loss before income taxes, financial income, financial expenses, gain/loss from the remeasurement of derivative financial instruments, depreciation and amortization as well as the result from the remeasurement of investment property, all as shown in the Company’s respective consolidated financial statements.

The following table shows the calculation of EBITDA starting from net income for the periods presented:

	For the year ended December 31,			For the nine months ended September 30,
	2014	2015	2016	2016	2017
	(audited, unless otherwise specified) (in € million)			(unaudited) (in € million)
Net income	88.7	130.9	94.1	53.0	128.5
Income taxes	31.6	38.3	34.5	16.5	57.7

Earnings before taxes (EBT)	120.3	169.2	128.6	69.5	186.2
Financial income	(0.6)	(0.4)	(0.3)	(0.2)	(0.2)
Financial expenses	24.3	23.8	25.7	18.9	31.8
(Gain)/loss from the remeasurement of derivative financial instruments	2.1	0.8	(0.3)	1.7	(4.9)

Earnings before interest and taxes (EBIT)	146.1	193.4	153.7	89.9	213.0
Depreciation and amortization	1.2	0.8	0.6	0.4	0.4
Result from the remeasurement of investment property	(52.7)	(87.9)	(39.9)	(8.8)	(128.1)

EBITDA (unaudited)	94.6	106.3	114.4	81.5	85.3

FFO After Taxes

FFO after taxes is a measure of cash generation for real estate companies. The Company defines FFO after taxes as net income/loss adjusted for the result from the disposal of investment property, the result from the disposal of real estate inventory, the result from the remeasurement of investment property, gain/loss from the remeasurement of derivative financial instruments and other effects, as well as deferred taxes and tax effects from the result from the disposal of investment property and real estate inventory, from the settlement of interest rate hedge transactions, as well as from the costs of capital market transactions and from aperiodic effects.

The following table shows the calculation of FFO after taxes as well as FFO after taxes per share for the periods presented:

	For the year ended December 31,					For the nine months ended September 30,
	2014	2015		2016		2016		2017
	(auditedand in € million, unless otherwise specified)					(unaudited) (in € million, unless otherwise specified)
Net income	88.7	130.9		94.1		53.0		128.5
Income taxes	31.6	38.3		34.5		16.5		57.7

Earnings before taxes (EBT)	120.3	169.2		128.6		69.5		186.2
Result from the disposal of investment property	(3.3)	(8.1	)(1)	(6.1	)(1)	(0.3	)(1)	(0.2)
Result from the disposal of real estate inventory	(7.3)	(0.8)		(0.0)		(0.0)		(0.2)
Result from the remeasurement of investment property	(52.7)	(87.9)		(39.9)		(8.8)		(128.1)
(Gain)/loss from the remeasurement of derivative financial instruments	2.1	0.8		(0.3)		1.7		(4.9)
Other effects (unaudited)(2)	2.8	(1.2)		0.9		0.7		21.0

FFO before taxes (unaudited)	61.9	72.1		83.2		62.8		74.0
Income taxes	(31.6)	(38.3)		(34.5)		(16.5)		(57.7)
Deferred taxes	65.5	34.6		30.1		13.9		54.3
Adjustment for tax effects from the result from the disposal of investment property and real estate inventory, from the settlement of interest rate hedge transactions, from the costs of capital market transactions and from aperiodic effects (unaudited)(3)	(43.4)	(4.4)		(2.0)		(1.6)		(0.5)

FFO after taxes (unaudited)	52.4	64.0		76.9		58.6		70.1
Weighted average number of shares issued (in million)(4)	53.8	62.0		67.4		67.4		73.4

FFO after taxes per share (in €) (unaudited)	0.97	1.03		1.14		0.87		0.95

(1)

Unaudited. Including the result from the disposal of Grimma business park in an amount of €0.1 million in 2015 and expenses from the purchase price adjustment for Grimma business park in an amount of €0.3 million in 2016 and €0.3 million in the nine months ended September 30, 2016, held as an investment in a subsidiary; disclosed in other operating income and other operating expenses (transaction costs) of the consolidated statement of comprehensive income.

(2)	Other effects comprise:

(a)

the depreciation of owner-occupied property (IAS 16) of €0.3 million in 2014, €0.2 million in 2015, €0.1 million in 2016, €0.1 million in the nine months ended September 30, 2016 and €0.1 million in the nine months ended September 30, 2017;

	(b)	income from the service contract with TAG Wohnen GmbH, which expired in 2014, of €0.6 million in 2014 and €0.0 million in 2015;

(c)

personnel restructuring expenses of €0.5 million in 2014, €0.7 million in 2015, €0.5 million in 2016, €0.4 million in the nine months ended September 30, 2016 and €0.2 million in the nine months ended September 30, 2017;

	(d)	expenses from share-based payments to the Company’s management board of €3.6 million in 2014 and €1.0 million in 2015;

	(e)	income from the reversal of provisions for subsidies reclaimed of €2.3 million in 2014, €1.3 million in 2015, €0.4 million in 2016 and €0.4 million in the nine months ended September 30, 2016;

	(f)	income from insurance compensation and the payment of damages paid by a notary of €1.0 million in 2015;

	(g)	income from the reversal of the provision for construction costs of €0.7 million in 2015;

(h)

IPO, capital markets and share deal transaction costs of €1.4 million in 2014, €1.0 million in 2016, €1.0 million in the nine months ended September 30, 2016 and €7.8 million in the nine months ended September 30, 2017;

	(i)	income from the reversal of provisions for property purchase agreements of €0.3 million in 2016 and €0.3 million in the nine months ended September 30, 2016;

	(j)	expenses for the refinancing/prepayment of loans of €13.0 million in the nine months ended September 30, 2017; and

	(k)	income from the liquidation of the Wirkbau property of €0.1 million in the nine months ended September 30, 2017.

(3)

Adjustment for tax effects from the result from the disposal of investment property and real estate inventory, from the settlement of interest rate hedge transactions, from the costs of capital market transactions and from aperiodic effects comprise:

	(a)	adjustments of the reverse effect from the income tax effective settlement of interest rate hedge transactions (originally decreasing income tax expense), which amounted to €6.3 million in 2014;

(b)

adjustments of tax effects from costs of capital market transactions relate to the reverse effect from the income tax effective IPO expenses and expenses related to the capital increase in January 2017 (originally decreasing income tax expense), which amounted to €0.4 million in 2014 and €0.4 million in 2016;

(c)

adjustments of the reverse effect from the aperiodic income tax effects (originally decreasing income tax expense), which amounted to €36.7 million in 2014, €4.4 million in 2015, €1.6 million in 2016 and €1.6 million in the nine months ended September 30, 2016; and

	(d)	adjustments of tax effects from the disposal of properties, which amounted €0.5 million in the nine months ended September 30, 2017.

(4)

Before the Company was transformed into a stock corporation (Aktiengesellschaft) in September 2014, it was a limited liability company (Gesellschaft mit beschränkter Haftung). For purposes of comparison, the weighted average number of shares issued for the year ended December 31, 2014 is the number that would have existed if the Company had already been a stock corporation as of January 1, 2014 with the resulting number of shares issued based on the subscribed capital at that time. The total number of shares issued amounted to 61.3 million as of December 31, 2014, 67.4 million as of December 31, 2015, September 30, 2016 and December 31, 2016 and 74.2 million as of September 30, 2017.

Given that TLG expects its income tax burden to decrease significantly going forward, TLG intends to simplify the calculation of FFO starting with the FFO (formerly referred to as FFO after taxes) reported for the fiscal year ended December 31, 2017. To this end, the Company will in the future no longer deduct the actual current income taxes incurred on FFO before taxes in the respective period when calculating FFO, but will instead deduct an amount reflecting an expected long-term tax rate of 2.5%. This tax rate was calculated based on historical data and the multi-year planning for an upcoming five-year period. In addition, the Company will adjust FFO before taxes for depreciation and amortization as well as earnings attributable to non-controlling interests (before taxes) in line with the calculation of FFO before taxes customary in the real estate industry. As a result, the FFO before taxes and FFO (formerly referred to as FFO after taxes) reported for the fiscal year ended December 31, 2017 will not be comparable with the FFO before taxes and FFO after taxes reported by the Company for the previous periods.

Financing and Leverage
The following table provides information on TLG’s key financing and leverage measures as of the dates presented:

	As of December 31,			As of September 30,
	2014	2015	2016	2017
	(audited, unless otherwise specified) (in %)			(unaudited) (in %)
Equity Ratio (unaudited)	43.0	48.4	43.1	47.9
Net LTV	40.3	33.6	43.4	37.9

Equity Ratio

The Equity Ratio is defined as the ratio of equity to total equity and liabilities.
The following table shows the calculation of the Equity Ratio as of the dates presented:

	As of December 31,			As of September 30,
	2014	2015	2016	2016
	(audited and in € million, unless otherwise specified)			(unaudited) (in € million, unless otherwise specified)
Equity	748.0	967.9	1,009.5	1,200.5
Total equity and liabilities	1,738.0	1,999.5	2,344.8	2,508.4

Equity Ratio (in %) (unaudited)	43.0	48.4	43.1	47.9

Net LTV

The Net LTV is defined as the ratio of net debt (sum of non-current and current liabilities due to financial institutions less cash and cash equivalents), to real estate (sum of investment property, advance payments on investment property, owner-occupied property, non-current assets classified as held for sale and inventories).

The following table shows the calculation of the Net LTV as of the dates presented:

	As of December 31,			As of September 30,
	2014	2015	2016	2017
	(audited) (in € million, unless otherwise specified)			(unaudited) (in € million, unless otherwise specified)
Investment property (IAS 40)	1,489.6	1,739.5	2,215.2	2,385.4
Advance payments on investment property (IAS 40)	5.9	14.3	0.1	1.0
Owner-occupied property (IAS 16)	12.9	9.3	6.1	6.4
Non-current assets classified as held for sale (IFRS 5)	22.0	15.9	19.2	30.6
Inventories (IAS 2)	1.5	1.1	1.1	1.1

Real estate	1,531.9	1,780.1	2,241.7	2,424.4
Liabilities due to financial institutions	770.4	782.7	1,040.4	970.3
Cash and cash equivalents	(152.6)	(183.7)	(68.4)	(50.3)

Net debt	617.8	599.0	972.0	920.0

Net LTV (in %)	40.3	33.6	43.4	37.9

EPRA Key Performance Indicators

EPRA NAV is calculated in accordance with the definition recommended by the EPRA and used as an indicator of TLG’s long-term equity. The EPRA NAV is calculated based on equity attributable to the shareholders of the parent company or equity (i) plus fair value adjustment of owner-occupied property (IAS 16) and fair value adjustment of properties in inventories (IAS 2) and (ii) excluding the fair value of derivative financial instruments, deferred tax assets, deferred tax liabilities and goodwill.

The EPRA Vacancy Rate is defined as the market rental value of vacant space divided by the market rental value of the whole portfolio.

The following table shows the calculation of EPRA NAV and the EPRA Vacancy Rate as of the dates presented:

	As of December 31,			As of September 30,
	2014	2015	2016	2017
	(audited and in € million, unless otherwise specified)			(unaudited) (in € million, unless otherwise specified)
Equity attributable to the shareholders of the parent company/equity	745.4	965.1	1,009.5	1,200.5
Fair value adjustment of owner-occupied properties (IAS 16) (unaudited)(1)	3.9	5.6	5.3	7.1
Fair value adjustment of inventories (IAS 2) (unaudited)(2)	0.6	0.3	1.4	1.4
Fair value of derivative financial instruments (unaudited)	17.8	15.9	18.1	2.4
Deferred tax assets	(3.0)	–	(2.7)	–
Deferred tax liabilities	150.5	185.9	217.7	272.9
Goodwill	(1.2)	(1.2)	(1.2)	(1.2)

EPRA NAV (unaudited)	914.0	1,171.6	1,248.3	1,483.2
Number of shares outstanding (in thousand)	61,302	67,432	67,432	74,176

EPRA NAV per share (in €) (unaudited)	14.91	17.37	18.51	20.00
EPRA Vacancy Rate (in %) (unaudited)	3.9	3.7	3.8	3.7

(1)    Fair value adjustment of owner-occupied properties (IAS 16) means the surplus arising from the remeasurement at fair value of owner-occupied properties, which are included under IFRS in the consolidated statement of financial position at the lower of cost less any accumulated depreciation and impairments and fair value.

(2)    Fair value adjustment of inventories (IAS 2) means the surplus arising from the remeasurement at fair value of trading properties, which are recognized under IFRS at the lower of cost and net realizable value and recognized under inventories in the consolidated statement of financial position.

Significant changes to the issuer’s financial condition and operating results during or subsequent to the period covered by the historical key financial information.

The following significant changes in TLG’s financial condition and operating results occurred in the nine-months ended September 30, 2016 and 2017, in the fiscal years ended December 31, 2014, 2015 and 2016, and in the subsequent period:

Nine Months Ended September 30, 2017 and September 30, 2016

In the nine months ended September 30, 2017, income from letting activities increased strongly by 16.5% from €122.1 million in the nine months ended September 30, 2016 to €142.3 million, mainly due to the additional properties for which closing had occurred and which thus came under TLG’s management. In the nine months ended September 30, 2017, result from the remeasurement of investment property increased strongly from €8.8 million in the nine months ended September 30, 2016 to €128.1 million, reflecting mainly higher remeasurement gains in connection with positive market developments, in particular in Berlin. As a result of these developments, net income increased from €53.0 million in the nine months ended September 30, 2016 to €128.5 million in the nine months ended September 30, 2017.

In the nine months ended September 30, 2017, the carrying amount (fair value) of investment property increased by 7.7% from €2,215.2 million as of December 31, 2016 to €2,385.4 million as of September 30, 2017, reflecting the acquisition of the Astropark property and gains from fair value adjustments, which were only partly offset by reclassifications of properties as assets held for sale and divestitures of smaller properties as part of TLG’s strategy of focusing on the management of a portfolio comprising larger properties.

Fiscal Years Ended December 31, 2016 and December 31, 2015

Net operating income from letting activities increased by 10.1% from €114.1 million in the fiscal year ended December 31, 2015 to €125.6 million in the fiscal year ended December 31, 2016, mainly due to the acquisition of additional properties as part of TLG’s growth strategy, which led to an increase in the total lettable area of TLG’S portfolio by 9.5%. In the fiscal year ended December 31, 2016, result from the remeasurement of investment property decreased by 54.6% from €87.9 million in the fiscal year ended December 31, 2015 to €39.9 million, due to the fact that the favorable effects of market conditions led to less pronounced valuation gains in the fiscal year ended December 31, 2016 compared to the previous year. Net income decreased from €130.9 million in the fiscal year ended December 31, 2015 by 28.1% to €94.1 million in the fiscal year ended December 31, 2016.

In the fiscal year 2016, the carrying amount (fair value) of investment property saw a significant increase of 27.3% from €1,739.5 million as of December 31, 2015 to €2,215.2 million as of December 31, 2016, driven by acquisitions of further properties, particularly in the office asset class. Equity increased by 4.3% from €967.9 million as of December 31, 2015 to €1,009.5 million as of December 31, 2016.

Fiscal Years Ended December 31, 2015 and December 31, 2014

Net operating income from letting activities increased by 12.1%, from €100.3 million in the fiscal year ended December 31, 2014 to €112.4 million in the fiscal year ended December 31, 2015 (based on the financial information as shown in the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2015, without adjustments regarding the changed classification of certain income and expense items in the consolidated statement of comprehensive income in the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016). This increase was primarily due to the fact that expenses relating to letting activities increased less strongly than income from letting activities as a result of TLG’s focus on acquisitions and cutting costs. Result from the remeasurement of investment property increased by 66.8% from €52.7 million in the fiscal year ended December 31, 2014 to €87.9 million in the fiscal year ended December 31, 2015. This increase was primarily driven by positive market trends, a decrease in the EPRA Vacancy Rate and an increase in average monthly rent per square meter. Net income increased from €88.7 million in the fiscal year ended December 31, 2014 to €130.9 million in the fiscal year ended December 31, 2015.

In the fiscal year 2015, the carrying amount (fair value) of investment property increased by 16.8% from €1,489.6 million as of December 31, 2014 to €1,739.5 million as of December 31, 2015, mainly due to an increase in the fair value of retail properties as a result of acquisitions. Equity increased from €748.0 million as of December 31, 2014 to €967.9 million as of December 31, 2015.

Recent Developments

On October 6, 2017, the Company acquired 117,505,327 shares of WCM AG in the context of the completion of the Company’s voluntary public takeover offer for all shares of WCM AG in the form of an exchange offer (the “Takeover Offer”).

On October 6, 2017, the Company, as the controlling company, and WCM AG, as the controlled company, entered into a domination agreement (the “Domination Agreement”). The Domination Agreement was approved by the shareholders‘ meetings of WCM AG and the Company on November 17, 2017 and November 22, 2017, respectively. The Domination Agreement will enter into force following its registration in the commercial register of the local court (Amtsgericht) of Frankfurt am Main, Germany, on February 9, 2018. Upon entry into force of the Domination Agreement through its registration in the commercial register, the Company will be required to offer the minority shareholders of WCM AG (“Minority Shareholders”) to tender their shares in exchange for new shares of the Company pursuant to Section 305 of the German Stock Corporation Act (Aktiengesetz) (the “Settlement Offer”).

On November 2, 2017, the Company closed the acquisition of a neighborhood shopping center in Unterwellenborn with a total investment volume of €13.3 million.

On November 2, 2017, the Company entered into a purchase agreement for the Klenow-Tor retail property in Rostock with a total lettable area of approximately 16,500 square meters for a total investment volume of €18.6 million. The property is almost fully let and closing occurred on January 1, 2018.

On November 8, 2017, the Company entered into a purchase agreement for the acquisition of 94.9% of the shares in PEREF Priscus S.à r.l. and PEREF Verus S.à r.l., which together hold the Onyx Portfolio of 27 retail properties with an aggregate lettable area of approximately 60,631 square meters. Based on portfolio value as of the signing date, 93.6% of these properties are located in the region “Western Germany” of TLG’s retail asset class and the Rhineland Palatinate, while 6.4% are located in the “South East” region. The total investment volume amounts to €95.2 million and closing occurred on December 18, 2017.

On December 22, 2017, the Company entered into a purchase agreement for an office property located at Theodor-Heuss-Anlage 12 in Mannheim with a total lettable area of approximately 25,390 square meters for a total investment volume of €50.7 million. Closing is expected to occur in March 2018.

On January 18, 2018, the Company entered into a purchase agreement for an office property located in Eschborn with a total lettable area of approximately 7,800 square meters for a total investment volume of €14.5 million. Closing is expected to occur in April 2018.

Between September 30, 2017 and the date of this Prospectus, TLG has sold 24 properties with an aggregate property value of €34.1 million. Furthermore, as of the date of this Prospectus, it had signed agreements to sell eight additional properties with an aggregate property value of €3.8 million.

On November 9, 2017, the Company placed 7,417,555 new shares in a private placement in the form of an accelerated bookbuilding offering at a price of €19.70 per share. The implementation of the capital increase for the issuance of the new shares was registered in the commercial register of the local court (Amtsgericht) of Charlottenburg, Germany, on November 13, 2017, the new shares were admitted to trading on the regulated market segment (regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with additional post-admission obligations (Prime Standard) on November 14, 2017, and the private placement closed on November 15, 2017. TLG used the net proceeds from the private placement of approximately €144.6 million for the financing of further acquisitions as well as for general corporate purposes.

On November 27, 2017, the Company issued unsecured fixed rate notes in an aggregate principal amount of €400.0 million and a denomination of €100,000 each. The net proceeds from the issuance of these notes of approximately €395.9 million are expected to be used (i) to repay and refinance selected land charge secured loans of TLG in an aggregate amount of approximately €300 million in order to lower TLG’s interest expenses, (ii) for future acquisitions while maintaining a maximum Net LTV of 45.0% as well as (iii) for general corporate purposes. TLG has already utilized parts of the proceeds from the issuance of the notes to refinance financial liabilities in an aggregate amount of approximately €298.1 million.

In December 2017, the competent tax authorities notified TLG in connection with a tax audit with respect to the fiscal years ended December 31, 2012 through 2015 that they intend to recognize hidden reserves (stille Reserven) in an amount of approximately €239.8 million uncovered in connection with the determination of the amount of tax loss carryforwards that were forfeited due to changes in ownership in the fiscal years ended December 31, 2012 and 2013. As a result, TLG expects that its income tax burden will be considerably lower going forward and that it will record non-recurring tax income of approximately €73.0 million in the fiscal year ended December 31, 2017 due to the capitalization of deferred tax assets from the retained tax loss carryforwards.

On January 29, 2018, Ms. Elisabeth Talma Stheeman resigned as a member of the Company’s supervisory board. On January 31, 2018, Mr. Frank D. Masuhr also resigned as a member of the Company’s supervisory board. The Company expects that its supervisory board will soon comprise a full six members again, following either an appointment by the Company’s shareholders’ meeting or a judicial appointment by the competent court.

Except for the developments mentioned above, no significant changes in TLG’s financial or trading position, financial performance or cash flows have occurred between September 30, 2017 and the date of this Prospectus.

B.8	Selected key pro forma financial information.

Due to the completion of the Takeover Offer and the acquisition of the shareholding in WCM AG, the Company has prepared the following pro forma consolidated financial information comprising pro forma consolidated statements of income for the periods from January 1, 2016 to December 31, 2016 and from January 1, 2017 to September 30, 2017 as well as a pro forma consolidated statement of financial position as of September 30, 2017, supplemented by pro forma notes (the “Pro Forma Consolidated Financial Information”).

The purpose of the Pro Forma Consolidated Financial Information is to present the material effects the completion of the Takeover Offer, the entry into force of the Domination Agreement and the completion of the Settlement Offer would have had on:

•  the consolidated statement of income based on the historical consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016 if TLG had already existed in the structure created through the completion of the Takeover Offer, the entry into force of the Domination Agreement and the completion of the Settlement Offer since January 1, 2016;

•  the consolidated statement of income based on the historical condensed interim consolidated financial statements of the Company as of and for the nine months ended September 30, 2017 if TLG had already existed in the structure created through the completion of the Takeover Offer, the entry into force of the Domination Agreement and the completion of the Settlement Offer since January 1, 2016; and

•  the consolidated statement of financial position as of September 30, 2017 of the condensed interim consolidated financial statements of the Company as of and for the nine months ended September 30, 2017 if TLG had existed in the structure created through the completion of the Takeover Offer, the entry into force of the Domination Agreement and the completion of the Settlement Offer on September 30, 2017.

The Pro Forma Consolidated Financial Information has been prepared for illustrative purposes only. Given its nature, the Pro Forma Consolidated Financial Information merely describes a hypothetical situation and is based on assumptions, and it therefore does not represent the actual net assets, financial position and results of operations of TLG. It is also not intended to forecast the net assets, financial position and results of operations of TLG on any future date. The Pro Forma Consolidated Financial Information is only meaningful in conjunction with the consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016 and the condensed interim consolidated financial statements of the Company as of and for the nine months ended September 30, 2017.

For arithmetical reasons, rounding differences with respect to the mathematically accurate results (monetary units, percentages etc.) may occur in the tables and notes in the Pro Forma Consolidated Financial Information.

The Pro Forma Consolidated Financial information has been prepared in accordance with the IDW Accounting Practice Statement: Preparation of Pro Forma Financial Information (IDW AcPS AAB 1.004) (IDW Rechnungslegungshinweis: Erstellung von Pro-Forma-Finanzinformationen (IDW RH HFA 1.004)) as promulgated by the Institute of Public Auditors in Germany (IDW, Institut der Wirtschaftsprüfer in Deutschland e.V.).

The necessary pro forma adjustments are based on available information, estimates and certain assumptions as described in the pro forma notes to the Pro Forma Consolidated Financial Information.

The Pro Forma Consolidated Financial Information has been prepared based on the assumption that the completion of the Takeover Offer, including the implementation of the required capital increase, the entry into force of the Domination Agreement, as well as the completion and acceptance of the Settlement Offer for 100% of the shares held by Minority Shareholders and the implementation of the required capital increase, took place on January 1, 2016 (for the pro forma consolidated statements of income) and on September 30, 2017 (for the pro forma consolidated statement of financial position), respectively.

Pro Forma Consolidated Statement of Income for the Period from January 1, 2016 to December 31, 2016

	Historical financial information				Pro forma consolidated statement of income
	TLG	WCM	Total	Pro forma adjustments
	January 1, 2016 to December 31, 2016
	(in € thousand, unless otherwise specified)
Net operating income from letting activities	125,588	29,796	155,384		155,384
Income from letting activities	168,062	39,366	207,428		207,428
a) Rental income	140,464	32,613	173,077		173,077
b) Income from recharged operating costs	23,662	6,753	30,415		30,415
c) Income from other goods and services	3,936	–	3,936		3,936
Expenses relating to letting activities	(42,474)	(9,570)	(52,044)		(52,044)
d) Expenses from operating costs	(29,979)	(7,683)	(37,662)		(37,662)
e) Maintenance expenses	(6,618)	(441)	(7,059)		(7,059)
f) Other services	(5,877)	(1,446)	(7,323)		(7,323)
Result from the remeasurement of investment property	39,860	29,213	69,073		69,073
Result from the disposal of investment property	6,381	–	6,381		6,381
Result from the disposal of real estate inventory	10	799	809		809
a) Proceeds from the disposal of real estate inventory	11	7,040	7,051		7,051
b) Carrying amount of real estate inventory disposed	(1)	(6,241)	(6,242)		(6,242)
Other operating income	777	1,327	2,104		2,104
Personnel expenses	(11,261)	(4,575)	(15,836)		(15,836)
Depreciation and amortization	(561)	(1,086)	(1,647)		(1,647)
Other operating expenses	(7,140)	(12,725)	(19,865)	(15,832)	(35,697)

Earnings before interest and taxes (EBIT)	153,654	42,747	196,401	(15,832)	180,569
Financial income	313	361	674		674
Financial expenses	(25,650)	(8,220)	(33,870)	3,690	(30,180)
Gain/loss from the remeasurement of derivative financial instruments	299	–	299	–	299

Earnings before taxes (EBT)	128,616	34,888	163,504	(12,142)	151,362
Income taxes	(34,507)	(17,048)	(51,555)	(1,509)	(53,064)

Net income	94,109	17,841	111,950	(13,652)	98,298
Of the consolidated net income for the period, the following is attributable to:
Non-controlling interests	111	1,042	1,153	(1,042)	111
The shareholders of the parent company	93,998	16,798	110,796	(12,610)	98,187
Earnings per share (undiluted) (in €)	1.39	0.13			1.08
Earnings per share (diluted) (in €)	1.39	0.13			1.08

Pro Forma Consolidated Statement of Income for the Period from January 1, 2017 to September 30, 2017

	Historical financial information				Pro forma consolidated statement of income
	TLG	WCM	Total	Pro forma adjustments
	January 1, 2017 to September 30, 2017
	(in € thousand, unless otherwise specified)
Net operating income from letting activities	105,764	31,751	137,515		137,515
Income from letting activities	142,315	43,851	186,166		186,166
a) Rental income	117,301	34,647	151,948		151,948
b) Income from recharged operating costs	23,312	9,204	32,516		32,516
c) Income from other goods and services	1,702	–	1,702		1,702
Expenses relating to letting activities	(36,551)	(12,100)	(48,651)		(48,651)
d) Expenses from operating costs	(28,470)	(10,166)	(38,636)		(38,636)
e) Maintenance expenses	(4,759)	(230)	(4,989)		(4,989)
f) Other services	(3,322)	(1,703)	(5,025)		(5,025)
Result from the remeasurement of investment property	128,089	18,482	146,571		146,571
Result from the disposal of investment property	180	–	180		180
Result from the disposal of real estate inventory	169	99	268		268
a) Proceeds from the disposal of real estate inventory	95	2,177	2,272		2,272
b) Carrying amount of real estate inventory disposed	74	(2,078)	(2,004)		(2,004)
Other operating income	1,021	743	1,764		1,764
Personnel expenses	(8,294)	(5,510)	(13,804)		(13,804)
Depreciation and amortization	(357)	(354)	(711)		(711)
Other operating expenses	(13,564)	(14,396)	(27,960)	15,207	(12,753)

Earnings before interest and taxes (EBIT)	213,008	30,816	243,824	15,207	259,030
Financial income	178	349	527		527
Financial expenses	(31,836)	(8,185)	(40,021)	1,979	(38,041)
Gain/loss from the remeasurement of derivative financial instruments	4,873	–	4,873		4,873

Earnings before taxes (EBT)	186,223	22,980	209,203	17,186	226,389
Income taxes	(57,725)	(13,328)	(71,053)	(1,132)	(72,185)

Net income	128,497	9,652	138,149	16,054	154,204
Of the consolidated net income for the period, the following is attributable to:
Non-controlling interests	–	1,570	1,570	(1,570)	–
The shareholders of the parent company	128,497	8,082	136,579	17,624	154,204
Earnings per share (undiluted) (in €)	1.75	0.06			1.59
Earnings per share (diluted) (in €)	1.75	0.06			1.58

Pro Forma Consolidated Statement of Financial Position as of September 30, 2017

	Historical financial information				Pro forma consolidated statement of financial position
	TLG	WCM	Total	Pro forma adjustments
	September 30, 2017
	(in € thousand)
A. Non-current assets	2,410,664	815,799	3,226,463	187,635	3,414,098
Investment property	2,385,420	803,994	3,189,414	(3,848)	3,185,566
Advance payments on investment property	966	53	1,019		1,019
Property, plant and equipment	6,659	942	7,601		7,601
Intangible assets	1,834	179	2,013	191,483	193,496
Other non-current financial assets	5,845	9,375	15,220		15,220
Other assets	9,940	410	10,350		10,350
Deferred tax assets	–	846	846		846
B. Current assets	97,716	33,799	131,515	(6,694)	124,821
Inventories	1,053	–	1,053		1,053
Trade receivables	6,165	1,150	7,315		7,315
Receivables from income taxes	6	397	403		403
Other current financial assets	1,904	1,356	3,260	595	3,855
Other receivables and assets	7,706	3,107	10,813	(736)	10,076
Cash and cash equivalents	50,269	27,789	78,058	(6,553)	71,505
Non-current assets classified as held for sale	30,613	–	30,613		30,613

Total assets	2,508,380	849,598	3,357,978	180,941	3,538,919

A. Equity	1,200,507	303,799	1,504,306	157,120	1,661,426
Subscribed capital	74,176	136,803	210,979	(113,011)	97,968
Capital reserves	547,388	99,847	647,235	337,898	985,133
Retained earnings	584,241	67,149	651,390	(67,767)	583,623
Other reserves	(5,298)	–	(5,298)		(5,298)
B. Liabilities	1,307,873	545,799	1,853,672	23,821	1,877,493
I. Non-current liabilities	1,203,865	458,736	1,662,601	20,584	1,683,185
Non-current liabilities due to financial institutions	911,288	414,971	1,326,259	9,632	1,335,891
Pension provisions	8,213	–	8,213		8,213
Non-current derivative financial instruments	5,715	–	5,715		5,715
Other non-current liabilities	5,729	20,317	26,046		26,046
Deferred tax liabilities	272,920	23,447	296,367	10,952	307,319
II. Current liabilities	104,008	87,063	191,071	3,237	194,309
Current liabilities due to financial institutions	59,015	61,373	120,388	4,732	125,120
Trade payables	24,695	8,610	33,305	(5,934)	27,371
Other current provisions	1,448	2,346	3,794		3,794
Tax liabilities	2,961	643	3,604		3,604
Other current liabilities	15,889	14,090	29,979	4,440	34,419

Total equity and liabilities	2,508,380	849,598	3,357,978	180,941	3,538,919

B.9	Profit forecast or estimate.

The estimate of TLG’s FFO for the fiscal year ended December 31, 2017 included in this Prospectus is already based on the new calculation method with respect to FFO (see B.7). Based on the new FFO definition and the financial information included in the unaudited condensed interim consolidated financial statements of the Company as of and for the nine months ended September 30, 2017, the data recorded in the accounting system of the Company and the current knowledge about the business developments of the fiscal year ended December 31, 2017 as well as the assumptions of the Company’s management with respect to past events and actions, the Company estimates that FFO (formerly referred to as FFO after taxes) amounted to approximately €102 million for the fiscal year ended December 31, 2017.

B.10	Qualifications in the audit report on the historical financial information.	Not applicable. The audit opinions on the audited historical financial statements included in this Prospectus have been issued without qualification.

B.11	Insufficiency of the issuer’s working capital.	Not applicable. The Company is of the opinion that TLG is in a position to meet the payment obligations that become due within the next twelve months from the date of this Prospectus.

C – Securities

C.1	Type and class of the securities being offered and admitted to trading.

Up to 5,000,000 new bearer shares with no par-value (Stückaktien) of the Company, each with a notional value of €1.00 and full dividend rights from January 1, 2017 issued from the Company’s contingent capital 2017/III (the “Settlement Shares”).

	Security identification number.	International Securities Identification Number (ISIN): DE000A12B8Z4

German Securities Code (Wertpapierkennnummer (WKN)): A12B8Z

Ticker Symbol: TLG

C.2	Currency of the securities issue.	Euro.

C.3	Number of shares issued and fully paid and par value per share.	102,028,821 bearer shares with no par-value (Stückaktien), each such share with a notional value of €1.00. The share capital has been fully paid up.

C.4	Rights attached to the securities.

Each of the Company’s shares carries one vote at the shareholders’ meeting of the Company. There are no restrictions on voting rights. The Settlement Shares will carry full dividend rights with respect to the fiscal year ended December 31, 2017 and will have the same rights as the existing shares of the Company.

To the extent that Minority Shareholders tender their shares in WCM AG after the expiration of the Offer Period (as defined in E.3) in accordance with their statutory rights pursuant to Section 305 of the German Stock Corporation Act (Aktiengesetz), the following rules apply:

•     If Minority Shareholders exchange their shares in WCM AG for Settlement Shares before receiving a dividend and/or payment under the guaranteed dividend for the fiscal year ending December 31, 2018 or subsequent fiscal years they shall, as far as practical and legally permissible, be granted Settlement Shares that participate in the Company’s profits from the start of the last fiscal year that ended before such Settlement Shares were created.

•     If Minority Shareholders exchange their shares in WCM AG for Settlement Shares after receiving a dividend and/or payment under the guaranteed dividend for the fiscal year ending December 31, 2018 or subsequent fiscal years, or where it is not practical or legally permissible to grant Settlement Shares that participate in the profits as described above, these Minority Shareholders shall receive Settlement Shares that participate in the Company’s profits from the start of the fiscal year in which they are created.

C.5	Restrictions on the free transferability of the securities.

Not applicable. The Settlement Shares are freely transferable in accordance with the legal requirements for bearer shares. There are no prohibitions or restrictions on disposals with respect to the transferability of the Settlement Shares.

C.6	Application for admission to trading on a regulated market and identity of all the regulated markets where the securities are to be traded.

The application for admission of the Settlement Shares to trading on the regulated market segment (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) was filed on January 31, 2018. The approval for the admission to trading is expected to be announced on February 12, 2018. The Settlement Shares will commence trading on the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) and be included in the existing quotation of the Company’s shares following their issuance. A separate quotation may be assigned for an interim period in case Settlement Shares are issued with dividend rights that differ from such rights of other shares of the Company. These Settlement Shares are expected to be incorporated into the existing quotation of the Company’s shares after payment of dividends for the respective fiscal year.

C.7	Dividend policy.

The Company’s current dividend policy is to pay dividends in an amount of at least 70% of its annual FFO (formerly referred to as FFO after taxes), provided that TLG’s business performance remains at least stable. The Company currently plans to pay a dividend in line with this target for the fiscal year ended December 31, 2017.

D – Risks

An investment in the shares of the Company is subject to risks. Therefore, investors should carefully review and consider the following risks and other information contained in this Prospectus. The occurrence of one or more of these risks, individually or in combination with other circumstances, could have a material adverse effect on the net assets, financial condition, results of operations and cash flows of TLG. The market price of the Company’s shares could fall if any of these risks were to materialize, in which case investors could lose some or all of their investment. The following risks, alone or together with additional risks and uncertainties not currently known to the Company, or that the Company might currently deem immaterial, could materially adversely affect TLG’s business, net assets, financial condition, results of operations and cash flows.

The order in which the risks are presented is not an indication of the likelihood of the risks actually materializing or the significance or degree of the risks or the scope of any potential harm to TLG’s business, net assets, financial condition, results of operations or cash flows. The risks mentioned herein may materialize individually or cumulatively.

D.1	Key risks that are specific to the issuer or its industry.	Market- and Business-related Risks

• TLG could be adversely affected by negative developments in the German economy and commercial real estate markets.

• TLG could be adversely affected by a deterioration of the economic conditions and business environment in its key markets, in particular, negative demographic trends.

• TLG may not be able to implement its strategy of growing through acquisitions.

• TLG may be unable to identify all risks associated with properties or portfolios it acquires and may overestimate the value and/or financial performance of such acquisitions.

• Increasing competition in the German commercial real estate markets could lead to falling rent levels or a compression of yields.

• TLG could be subject to liability claims in connection with sold properties.

•   TLG’s portfolio bears certain concentration risks. Long-term socioeconomic trends could adversely affect demand for TLG’s office, retail and hotel properties, or negatively affect TLG’s major tenants and its most valuable properties.

•   TLG may be unable to find or retain suitable and solvent tenants on acceptable terms and existing tenants may be unable to meet their payment obligations. Vacancies may also prevent TLG from passing on fixed operating costs to tenants.

• Indexation clauses in TLG’s lease agreements could adversely affect TLG’s rental income.

• TLG may incur substantial unexpected maintenance, repair and modernization costs and failure to undertake appropriate maintenance measures could adversely affect its rental income.

•   The Pro Forma Consolidated Financial Information of the Company is presented for illustrative purposes only and is not an indication of TLG’s future business, net assets, financial condition or results of operations, which are expected to differ materially from the Pro Forma Consolidated Financial Information.

Valuation Risks.

• The Savills Report and the C&W Report as well as financial information contained in this Prospectus may incorrectly assess the value of the appraised properties.

• TLG may be required to adjust the current values of its investment properties or record lower results from the remeasurement of investment property and therefore recognize significant losses.

Financing Risks

• TLG’s ability to repay existing and future debt could be limited and TLG may be unable to obtain new sources of financing at attractive terms, or at all.

•   If TLG breaches covenants under its current or future financing, it could be forced to sell properties at economically unattractive conditions and its creditors or security agents could seize or realize significant collateral, which could ultimately lead to an insolvency of the Company.

Regulatory, Legal and Tax Risks

• TLG may be adversely affected by changes to the general regulatory environment in Germany.

• TLG may incur costs in connection with residual pollution including wartime ordnance, soil contaminations and hazardous materials.

• Clauses in TLG’s lease agreements may be invalid and some of these agreements may not fulfill the strict written form requirements under German law.

• TLG is exposed to risks from potential future legal disputes.

• TLG may be adversely affected by an increase of its tax burden.

Risks related to the Integration of WCM

• The integration of WCM into TLG (the “Integration”) may not be successful or may not proceed as planned or may involve higher or unexpected costs.

• The expected synergies in connection with the Integration may not be fully realized, or at all, and the actual synergies may be offset by higher than anticipated costs.

• The Company may have been unable to correctly identify and assess all risks associated with the acquisition of WCM.

• The acquisition of WCM may have resulted in adverse tax consequences.

•   Minority Shareholders may delay or prevent future measures enacted for the benefit of the Integration or force an increase of the Exchange Ratio (as defined in E.3) and/or guaranteed dividend under the Domination Agreement.

D.3	Key risks specific to the securities.	Risks related to the Company’s Shares

•   Minority Shareholders who accept the Settlement Offer will no longer be entitled to receive guaranteed dividends under the Domination Agreement and their individual tax situation may be adversely affected by such acceptance.

• Future capital measures could lead to substantial dilution (i.e., a reduction in the value of existing shareholders’ interests in the Company).

• Any future sales of shares of the Company by a major shareholder of the Company could depress the market price of the shares.

• The share price and trading volume of the Company’s shares may fluctuate significantly, which could lead to substantial losses.

•   The Company’s ability to pay dividends depends on a variety of factors. Dividends paid in the past are not necessarily indicative of future dividend payments, and the Company’s dividend policy may change.

E – Offer

E.1	Total net proceeds.	Not applicable. Given that the Settlement Offer is an exchange offer, the Company will not receive any proceeds from the Settlement Offer.

	Estimate of the total expenses of the issue/offer.	The Company expects that the total costs incurred by TLG in connection with the Settlement Offer (legal, banking and other professional fees and costs) will not exceed €1.5 million.

Estimated expenses charged to the investor.

Neither the Company nor DZ BANK nor Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany (the “Settlement Agent”), in its capacity as Settlement Agent with respect to the Settlement Offer, will charge any of these costs to Minority Shareholders who accept the Settlement Offer.

The Company and the Settlement Agent have taken steps to allow for the acceptance of the Settlement Offer to be free of fees and expenses for Minority Shareholders who hold their shares at a domestic custodian bank (except for costs for transmitting the declaration of acceptance to the respective custodian bank). To this end, the Company will pay the custodian banks a market standard commission, of which the custodian banks will be informed separately. Any additional costs and expenses imposed by custodian banks or foreign securities service companies, as well as any expenses incurred outside Germany, will, however, have to be borne by the respective Minority Shareholder.

E.2a	Reasons for the offering.

Pursuant to the Domination Agreement, the Company guarantees that Minority Shareholders who do not wish to accept the Settlement Offer will receive a fixed annual payment in the form of a guaranteed dividend for the duration of the Domination Agreement, payable for the first time with respect to the fiscal year ending December 31, 2018. Upon entry into force of the Domination Agreement, the Company will also be required to offer the Minority Shareholders to tender their shares in WCM AG in exchange for Settlement Shares under this Settlement Offer pursuant to Section 305 of the German Stock Corporation Act (Aktiengesetz). To fulfil its legal obligations, the Company has agreed in Section 5 para. 1 of the Domination Agreement that during the Offer Period (as defined in E.3), the Company will acquire all shares in WCM AG held by a Minority Shareholder against issuance of a corresponding number of Settlement Shares upon request of such Minority Shareholder. This Settlement Offer therefore allows the Company to fulfill its obligations under the Domination Agreement.

	Use of proceeds, estimated net amount of the proceeds.	Not applicable. Given that the Settlement Offer is an exchange offer, the Company will not receive any proceeds from the Settlement Offer.

E.3	Terms and conditions of the offer.

The Settlement Offer consists of a public offering of 3,356,040 Settlement Shares in Germany and Luxembourg during the Offer Period. The Settlement Shares will be used as consideration in the context of the Settlement Offer to the Minority Shareholders and will be created by way of a capital increase resolved by the Company’s shareholders’ meeting on November 22, 2017 from the Company’s contingent capital 2017/III against contribution of 23 shares of WCM AG in exchange for 4 Settlement Shares.

Pursuant to Section 305 of the German Stock Corporation Act (Aktiengesetz), Minority Shareholders who do not exchange their shares in WCM AG during the Offer Period are, in case appraisal proceedings are initiated pursuant to the German Act on Appraisal Proceedings (Spruchverfahrensgesetz), entitled to exchange their shares for Settlement Shares on the same conditions as set forth in the Settlement Offer or, as the case may be, as amended in appraisal proceedings or in a settlement reached in the course of, or in connection with, such proceedings, until two months after the initial judgement regarding the last motion for appraisal proceedings is announced in the German Federal Gazette (Bundesanzeiger).

Important Notices

This Settlement Offer will only become effective if the registration of the Domination Agreement in the commercial register at the seat of WCM AG (i.e., the commercial register of the local court (Amtsgericht) of Frankfurt am Main, Germany) has been published in accordance with Section 10 HGB, which is expected to occur on February 9, 2018.

If Minority Shareholders would be entitled to fractional amounts of Settlement Shares (“Share Fractions”) based on the exchange ratio of 23 shares in WCM AG for 4 Settlement Shares (the “Exchange Ratio”), such Minority Shareholders will receive compensation for such Share Fractions in cash.

Offer Period

The offer period for the Settlement Offer is expected to commence on February 9, 2018 and, without prejudice with respect to rights of Minority Shareholders under Section 305 para. 4 sentence 3 of the German Stock Corporation Act (Aktiengesetz), would then expire on April 9, 2018, at 24:00 hours (midnight) (Central European Time) (the “Offer Period”).

Minority Shareholders who wish to accept the Settlement Offer must submit a written acceptance notice which must be received by their respective custodian bank during the Offer Period. The Settlement Offer cannot be accepted after expiry of the Offer Period, which shall not prejudice the rights of Minority Shareholders pursuant to Section 305 para. 4 sentence 3 of the German Stock Corporation Act (Aktiengesetz).

Closing of the Settlement Offer

Under the Domination Agreement, Minority Shareholders may accept the Settlement Offer submitted by the Company in accordance with Section 305 of the German Stock Corporation Act (Aktiengesetz) by accepting the Settlement Offer at the Exchange Ratio of 23 shares in WCM AG for 4 Settlement Shares.

Minority Shareholders do not forfeit the right to tender their shares by virtue of the fact that they have already accepted compensation payments in the form of a guaranteed dividend.

Settlement Shares will be delivered to Minority Shareholders who accept the Settlement Offer in the form of co-ownership rights in the global share certificates deposited with Clearstream Banking Aktiengesellschaft, Mergenthalerallee 61, 65760 Eschborn, Germany (“Clearstream”). The Settlement Shares subscribed for under the Settlement Offer are expected to be credited to the accounts of former shareholders of WCM AG via book-entry delivery through Clearstream. Minority Shareholders can obtain information about the actual delivery of the Settlement Shares under the Settlement Offer from their respective custodian banks. Trading in Settlement Shares will not commence prior to such Settlement Shares being credited to the custodian account of the respective former shareholder of WCM AG at the respective custodian bank.

According to the Company’s articles of association, shareholders are not entitled to receive individual share certificates.

Compensation for Share Fractions will be paid in cash. To provide such cash compensation, Share Fractions due to individual Minority Shareholders are pooled into full Settlement Shares for all shares issued at a given date, and the resulting Settlement Shares are sold on the stock exchange by the Settlement Agent. Holders of Share Fractions will receive a compensation in cash corresponding to their pro rata share in the proceeds from the sale of the Settlement Shares created from their Share Fractions. To the extent that no full Settlement Shares can be created through pooling in any one round of settlement, the Settlement Agent will pay a cash compensation equal to the pro rata XETRA closing price of the Company’s shares (or a corresponding successor system) two days before such cash is credited by the Settlement Agent.

Immediately upon entry into force of the Domination Agreement and following the publication of the specific details of the execution of the Settlement Offer in the German Federal Gazette (Bundesanzeiger), Minority Shareholders will be notified of the Settlement Offer through their respective custodian banks. The Company and the Settlement Agent have taken steps to allow for the transfer of the shares of WCM AG to the Company as part of the acceptance of the Settlement Offer to be free of charge for the Minority Shareholders, provided that they hold such shares through a domestic custodian account.

E.4	Interests material to the issue/offer.	DZ BANK will receive a fee of €320,000.00 plus value added tax from the Company for its services rendered in the course of the listing of the Company’s shares and the Settlement Offer.

Under the settlement agreement between the Company and the Settlement Agent, the Company will pay the Settlement Agent a customary fixed fee for its services as Settlement Agent. Such fee may increase if the initiation of appraisal proceedings results in further services being rendered by the Settlement Agent.

	Conflicting interests.	Not applicable. There are no conflicts of interest.

E.5	Name of the person or entity offering to sell the security.	The Settlement Shares are being offered by the Company.

	Lock-up agreements.	Not applicable. The Company is not bound by any lock-up agreements.

E.6	Amount and percentage of immediate dilution resulting from the offer.

The Settlement Offer provides for the issuance of new shares of the Company. Prior to the Settlement Offer, the Company’s net book value per share amounted to €16.18 as of September 30, 2017 (based on 74,175,558 shares of the Company issued on that date). As of September 30, 2017, the net book value per share of WCM AG amounted to €2.30 (based on 136,802,552 shares of WCM AG issued on that date).

The calculation of dilution resulting from the Settlement Offer is based on the following assumptions:

• As of September 30, 2017, the Company had 74,175,558 shares outstanding, while WCM AG had 136,802,552 shares outstanding.

• In the course of the completion of the Takeover Offer, the Company issued 20,435,708 new shares to former shareholders of WCM AG in exchange for 117,505,327 shares of WCM AG.

•   The Company’s acquisition costs for the Takeover Offer amount to approximately €397.1 million based on the value of the 20,435,708 shares of the Company issued in exchange for the shares of WCM AG tendered into the Takeover Offer, each such share valued at €19.43 corresponding to the XETRA closing price of the Company’s shares on October 6, 2017. In addition to these acquisition costs, TLG incurred additional costs in connection with the Takeover Offer (legal, banking and other professional fees and costs) in an amount of €8.0 million.

• As part of a private placement in November 2017, the Company issued 7,417,555 new shares against cash contributions and received net proceeds of €144.6 million from such private placement.

• Following the completion of the Takeover Offer, the Company holds 117,505,327 shares of WCM AG, while the remaining 19,297,225 shares of WCM AG are held by Minority Shareholders.

• The Minority Shareholders accept the Settlement Offer for all 19,297,225 shares of WCM AG held by them.

•   Upon completion of the Settlement Offer, all 19,297,225 shares of WCM AG tendered into the Settlement Offer are contributed to the Company in the form of a contribution in kind against the issuance of 3,356,040 Settlement Shares (corresponding to an Exchange Ratio of 4 Settlement Shares for every 23 shares of WCM AG (or 5.75 shares of WCM AG for every Settlement Share)).

•   The Company’s acquisition costs for the Settlement Offer amount to approximately €75.2 million, based on the value of the 3,356,040 Settlement Shares issued in exchange for the shares of WCM AG tendered into the Settlement Offer, each such Settlement Share valued at €22.42, corresponding to the XETRA closing price of the Company’s shares on February 2, 2018. In addition to these acquisition costs, TLG incurred additional costs in connection with the Settlement Offer (legal, banking and other professional fees and costs) in an amount of €1.5 million.

• There are no tax effects or effects from non-controlling interests.

Based on these assumptions, the net book value of the Company increases from approximately €1,734.2 million immediately prior to the completion of the Settlement Offer by approximately €73.7 million to approximately €1,807.9 million, and the number of shares of the Company increases from 102,028,821 shares immediately prior to the completion of the Settlement Offer to 105,384,861 shares following the completion of the Settlement Offer. The net book value per share of the Company increases from €17.00 immediately prior to the completion of the Settlement Offer by €0.16, or 0.9%, to €17.16 following the completion of the Settlement Offer.

E.7	Estimated expenses charged to the investor by the issuer or offeror.

Not applicable. The Company and the Settlement Agent have taken steps to allow for the acceptance of the Settlement Offer to be free of fees and expenses for Minority Shareholders who hold their shares at a domestic custodian bank (except for costs for transmitting the declaration of acceptance to the respective custodian bank). To this end, the Company will pay the custodian banks a market standard commission, of which the custodian banks will be informed separately. Any additional costs and expenses imposed by custodian banks or foreign securities service companies, as well as any expenses incurred outside Germany, will, however, have to be borne by the respective Minority Shareholder.

II. ZUSAMMENFASSUNG DES PROSPEKTS

Zusammenfassungen bestehen aus geforderten Angaben, die als Punkte („Punkte”) bezeichnet werden. Diese Punkte sind in den Abschnitten A – E (A.1 – E.7) fortlaufend nummeriert. Diese Zusammenfassung enthält alle Punkte, die für die vorliegende Art von Wertpapier und Emittentin in eine Zusammenfassung aufzunehmen sind. Da einige Punkte nicht behandelt werden müssen, können in der Nummerierungsreihenfolge Lücken auftreten. Selbst wenn ein Punkt wegen der Art des Wertpapiers und der Emittentin in die Zusammenfassung aufgenommen werden muss, ist es möglich, dass in Bezug auf diesen Punkt keine relevanten Informationen gegeben werden können. In solchen Fällen enthält die Zusammenfassung eine kurze Beschreibung des Punkts mit dem Hinweis „Entfällt“.

A – Einleitung und Warnhinweise

A.1	Warnhinweise.

Diese Zusammenfassung sollte als Einleitung zu diesem Prospekt (der „Prospekt“) verstanden werden. Der Anleger sollte jede Entscheidung zur Anlage in die betreffenden Wertpapiere auf die Prüfung des gesamten Prospekts stützen.

Für den Fall, dass vor einem Gericht Ansprüche aufgrund der in diesem Prospekt enthaltenen Informationen geltend gemacht werden, hat der als Kläger auftretende Anleger in Anwendung der einzelstaatlichen Rechtsvorschriften der Staaten des Europäischen Wirtschaftsraums möglicherweise die Kosten für die Übersetzung dieses Prospekts vor Prozessbeginn zu tragen.

Die TLG IMMOBILIEN AG (die „Gesellschaft“ und gemeinsam mit ihren konsolidierten Tochtergesellschaften zum jeweiligen Zeitpunkt „TLG“) und die DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main, Deutschland („DZ BANK“), haben gemäß § 5 Abs. 2b Nr. 4 Wertpapierprospektgesetz die Verantwortung für den Inhalt dieser Zusammenfassung, einschließlich etwaiger Übersetzungen hiervon übernommen. Diejenigen Personen, welche die Verantwortung für die Zusammenfassung, einschließlich etwaiger Übersetzungen hiervon übernommen haben oder von denen der Erlass ausgeht, können haftbar gemacht werden, jedoch nur für den Fall, dass die Zusammenfassung irreführend, unrichtig oder widersprüchlich ist, wenn sie zusammen mit den anderen Teilen des Prospekts gelesen wird, oder sie, wenn sie zusammen mit den anderen Teilen des Prospekts gelesen wird, nicht alle erforderlichen Schlüsselinformationen vermittelt.

A.2	Angabe über eine spätere Verwendung des Prospekts.	Entfällt. Eine Zustimmung zur Verwendung dieses Prospekts für eine spätere Weiterveräußerung oder Platzierung von Aktien ist nicht erteilt worden.

B – Emittent

B.1	Juristische und kommerzielle Bezeichnung des Emittenten.

Die juristische Bezeichnung der Gesellschaft lautet TLG IMMOBILIEN AG.

Die Gesellschaft ist die Konzernspitze von TLG; TLG betreibt ihre Geschäfte hauptsächlich unter der kommerziellen Bezeichnung „TLG IMMOBILIEN“.

B.2	Sitz und Rechtsform des Emittenten, das für den Emittenten geltende Recht und Land der Gründung der Gesellschaft.

Die Gesellschaft hat ihren Sitz am Hausvogteiplatz 12, 10117 Berlin, Deutschland, und ist im Handelsregister des Amtsgerichts Charlottenburg, Deutschland, unter der Nummer HRB 161314 B eingetragen. Die Gesellschaft ist eine Aktiengesellschaft, die deutschem Recht unterliegt.

B.3	Geschäftstätigkeit und Haupttätigkeiten des Emittenten samt der hierfür wesentlichen Faktoren.

TLG sieht sich als führendes deutsches Gewerbeimmobilienunternehmen und aktiven Portfoliomanager, der Büro- und Einzelhandels- sowie sieben Hotelimmobilien verwaltet. Zuletzt hat TLG ihre Position durch die Akquisition der WCM Beteiligung- und Grundbesitz-Aktiengesellschaft (die „WCM AG“ und gemeinsam mit ihren konsolidierten Tochtergesellschaften „WCM“) weiter gefestigt. Zum 30. September 2017 umfasste das Gesamtportfolio von TLG und WCM (vor dem Vollzug des Übernahmeangebots (wie unter B.7 definiert) zum 6. Oktober 2017 wie als wenn eine Gruppe aus TLG und WCM bereits zu diesem Zeitpunkt bestanden hätte zusammengerechnet die „Kombinierte Gruppe“) insgesamt 420 Immobilien mit einem Gesamtimmobilienwert von €3.228,9 Mio. Angesichts einer durchschnittlichen Restlaufzeit der noch nicht abgelaufenen Mietverträge mit einer vertraglich festgelegten Laufzeit unter Berücksichtigung von Sonderkündigungsrechten (Weighted Average Lease Term („WALT“)) von 6,4 Jahren und einer in Übereinstimmung mit der von der European Public Real Estate Association („EPRA“) empfohlenen Definition berechneten Leerstandsquote (die „EPRA Leerstandsquote“) von nur 3,8% (jeweils zum 30. September 2017) ist die Gesellschaft der Auffassung, dass das Gesamtportfolio der Kombinierten Gruppe gut positioniert ist, um in absehbarer Zukunft stabile Cashflows zu erwirtschaften. Der Firmensitz von TLG befindet sich in Berlin und TLG unterhält fünf weitere Büros in Dresden, Erfurt, Frankfurt am Main, Leipzig und Rostock.

Ausgehend vom Gesamtimmobilienwert zum 30. September 2017 machte die Assetklasse Büro der Kombinierten Gruppe, bei der die meisten Immobilien in guten oder sehr guten Lagen in Berlin, Frankfurt am Main und anderen deutschen A und B Städten (d.h. Deutschlands größten Städten und größeren regionalen Städten) belegen sind, 48,2 % des Gesamtportfolios der Kombinierten Gruppe aus. Unter den Mietern dieser Büroimmobilien befinden sich „Blue Chip“-Unternehmen und deren Tochtergesellschaften wie die Daimler Real Estate GmbH und die AIR Liquide Global E&C Solutions Germany GmbH, öffentlich-rechtliche Unternehmen und Anstalten wie die OstseeSparkasse Rostock, die Bundesanstalt für Immobilienaufgaben und der Landesbetrieb Bau und Immobilien Hessen sowie mittelständische Unternehmen. TLG plant, ihr Portfolio an Büroimmobilien durch weitere Akquisitionen, die ihre Investitionskriterien erfüllen, zu vergrößern und geht davon aus, dass dies die Marktstellung von TLG im aus ihrer Sicht sehr dynamischen deutschen Büroimmobilienmarkt weiter verbessern wird.

Ausgehend vom Gesamtimmobilienwert zum 30. September 2017 machte die Assetklasse Einzelhandel der Kombinierten Gruppe, von denen die meisten Immobilien in attraktiven Mikrolagen in Berlin und anderen deutschen Wachstumsregionen belegen sind, 41,5 % des Gesamtportfolios der Kombinierten Gruppe aus. Diese Einzelhandelsimmobilien befinden sich in Mikrolagen, die für den Lebensmitteleinzelhandel und andere Verkäufer grundlegender Verbrauchsgüter besonders attraktiv sind, da der Mieter ein bedeutender und in einigen Fällen sogar der einzige Anbieter für die betreffenden Verbrauchsgüter innerhalb des jeweiligen Einzugsbereichs ist. Zum 30. September 2017 entfielen 50,9 % der Jahresnettokaltmiete (d.h. vertragsgemäßer Mieten zum 30. September 2017, ohne Abzug etwaiger anwendbarer mietfreier Zeiten, multipliziert mit zwölf) aus der Assetklasse Einzelhandel der Kombinierten Gruppe auf Mietverträge mit großen Lebensmitteleinzelhandelsketten, einschließlich „EDEKA“, „Netto“, „Kaufland“, „REWE“, „Penny“, „Lidl“ und „Aldi“. Mit einer WALT von 6,3 Jahren und einer EPRA Leerstandsquote von 2,3% (beide zum 30. September 2017) war die Assetklasse Einzelhandel der Kombinierten Gruppe nahezu vollvermietet und bietet stabile und sichere Mieteinnahmen. TLG beabsichtigt, ihr Einzelhandelsportfolio durch ausgewählte wertsteigernde Zukäufe zu vergrößern.

Die Assetklasse Hotel umfasst sieben Hotelimmobilien, die in den Innenstädten von Berlin, Dresden, Leipzig und Rostock liegen und 8,8 % des Gesamtportfolios der Kombinierten Gruppe ausmachen (basierend auf dem Gesamtimmobilienwert zum 30. September 2017). Der Mieterstamm dieser Immobilien schließt die renommierten Hotelketten „Steigenberger“, „Marriott“, „InterCityHotel“, „Motel One“ und „H4/H2“ ein. Die Assetklasse Hotel der Kombinierten Gruppe weist eine EPRA Leerstandsquote von 1,7 % und einen WALT von 12,5 Jahren auf (jeweils zum 30. September 2017). Die Mietverträge für die sieben Hotelimmobilien sehen im Allgemeinen fixe Mietzahlungen vor, was die Abhängigkeit von TLG vom Erfolg der Hotelbetreiber begrenzt. Stabile Cashflows und ein Fokus auf dynamische Märkte machen die Assetklasse Hotel von TLG zu einer passenden Ergänzung der Assetklassen Büro und Einzelhandel.

TLG hat 50 Immobilien der Kombinierten Gruppe mit einem Gesamtimmobilienwert von €50,8 Mio. zum 30. September 2017 (d.h. 1,6 % des Gesamtimmobilienwerts) ihrer Assetklasse „Sonstige“ zugeordnet.

Im zum 30. September 2017 endenden Neunmonatszeitraum hat TLG Mieterlöse in Höhe von €117,3 Mio. und ein Ergebnis vor Zinsen, Steuern und Abschreibungen („EBITDA“) in Höhe von €85,3 Mio. erwirtschaftet. Während des gleichen Zeitraums hat WCM Mieterlöse in Höhe von €34,6 Mio. und ein EBITDA von €12,7 Mio. erwirtschaftet. Im zum 31. Dezember 2016 endenden Geschäftsjahr hat TLG Mieterlöse in Höhe von €140,5 Mio. und ein EBITDA von €114,4 Mio. erwirtschaftet, während WCM im gleichen Zeitraum Mieterlöse in Höhe von €32,6 Mio. und ein EBITDA von €14,6 Mio. erwirtschaftet hat.

Bewertungsgutachten

Der unabhängige externe Gutachter Savills Advisory Services Germany GmbH & Co. KG, Taunusanlage 19, 60325 Frankfurt am Main, Deutschland („Savills”), hat ein zusammenfassendes Bewertungsgutachten zum beizulegenden Zeitwert der als Finanzinvestition gehaltenen Immobilien sowie der eigengenutzten Immobilien von TLG mit Stichtag zum 30. September 2017 entsprechend IAS 40 in Verbindung mit IFRS 13 erstellt (das „Savills Gutachten“). Die Differenz zwischen der Anzahl (335) und dem Wert (€2.408,3 Mio.) der von Savills im Savills Gutachten bewerteten Immobilien zum Gesamtportfolio von TLG, bestehend aus 364 Immobilien mit einem Immobilienwert (Summe der Buchwerte der als Finanzinvestition gehaltenen Immobilien, eigengenutzten Immobilien, zur Veräußerung gehaltenen langfristigen Vermögenswerte und Vorräte) von €2.423,5 Mio. zum 30. September 2017, beträgt rund €15,2 Mio.

Aufgrund folgender Faktoren ergibt sich bei der Wertermittlung durch Savills eine um rund €17,6 Mio. höhere Bewertung gegenüber der Wertfestsetzung durch TLG:

•   Savills weist für die 355 zum 30. September 2017 als Finanzinvestition gehaltenen Immobilien von TLG einen um rund €10,5 Mio. höheren Wert aus, da TLG mietfreie Zeiten und vergleichbare Anreize sowie Zuschüsse für Erstausstattungen von Hoteleinrichtungen unter gesonderten Posten bilanziert und somit in Abzug bringt.

•   TLG bilanziert eigengenutzte Immobilien zu fortgeführten Anschaffungs- und Herstellungskosten, während Savills diese mit ihrem Marktwert bewertet und ihnen daher einen zusätzlichen Wert von rund €7,1 Mio. zuschreibt.

Im Vergleich dazu ergibt sich bei der Wertfestsetzung durch TLG aufgrund der folgenden Faktoren eine um insgesamt rund €32,8 Mio. höhere Bewertung als bei der Wertermittlung durch Savills:

• Verbindlichkeiten und erwartete Mieterlöse (rund €1,1 Mio. zum 30. September 2017) sind von Savills nicht berücksichtigt worden und erhöhen somit die Bewertung von TLG.

• Immobilien mit einem Gesamtwert von rund €31,7 Mio., die von TLG als zur Veräußerung gehaltene langfristige Vermögenswerte und Vorräte bilanziert werden, wurden nicht von Savills bewertet.

Von Savills nicht bewertete Immobilien (d.h., zur Veräußerung gehaltene langfristige Vermögenswerte und Vorräte) begründen die Differenz in der Anzahl von 29 Immobilien.

Der unabhängige externe Gutachter Cushman & Wakefield LLP, Rathenauplatz 1, 60313 Frankfurt am Main, Deutschland („C&W“), hat ein zusammenfassendes Bewertungsgutachten zum Marktwert des Portfolios von WCM zum 30. September 2017 im Sinne des International Valuation Standard (IVS) 1 Nr. 3.1 und wie von der Royal Institution of Chartered Surveyors (RICS) verwendet erstellt (das „C&W Gutachten“). Die Differenz zwischen dem Marktwert der Immobilien von WCM nach Bewertung durch C&W im C&W Gutachten (€804,1 Mio.) und dem Portfoliowert von WCM von €805,4 Mio. zum 30. September 2017, beläuft sich auf rund €1,3 Mio. und resultiert aus der unterschiedlichen Bilanzierung bestimmter Änderungen der Mietsituation und entsprechenden Cashflows im Hinblick auf zwei Immobilien.

Stärken und Strategie

TLG geht davon aus, dass die folgenden Wettbewerbsstärken in der Vergangenheit die wesentlichen Treiber ihres Erfolgs waren und TLG auch in Zukunft weiterhin von ihren Wettbewerbern abheben werden:

• TLG ist der Auffassung, dass sie über eine marktführende integrierte Management-Plattform und eine starke Position in Berlin und anderen deutschen Wachstumsregionen verfügt.

•   TLG sieht ihr Portfolio mit hochwertigen Immobilien über Assetklassen hinweg als besonders attraktiv an, und ist der Auffassung, dass der Mieterstamm mit langfristigen Mietverträgen stabile Erträge bietet.

• TLG hat eine solide Finanzierungsstruktur mit zahlreichen Finanzierungsquellen.

• TLG plant, ihr profitables Wachstum fortzusetzen und dabei die hohe Qualität ihres Portfolios zu bewahren.

• TLG erwartet, dass eine erfolgreiche Integration von WCM zu Betriebskostensynergien führen wird.

• TLG strebt die Schaffung zusätzlicher Werte durch Investitionen in bestehende Immobilien bei gleichzeitiger Bewahrung und Optimierung der Portfolioqualität durch aktives Portfoliomanagement an.

B.4a	Wichtigste jüngste Trends, die sich auf den Emittenten und die Branchen, in denen er tätig ist, auswirken.

Die Geschäftstätigkeit von TLG wird von zahlreichen demographischen, wirtschaftlichen und politischen Faktoren beeinflusst. Am stärksten ist TLG von Entwicklungen im Gewerbeimmobilienmarkt und damit zusammenhängende Entwicklungen in Deutschland, insbesondere in Berlin, Hessen und Ostdeutschland (Brandenburg, Mecklenburg-Vorpommern, Sachsen, Sachsen-Anhalt und Thüringen) betroffen, wo sich der Großteil des Portfolios von TLG befindet. Das Portfolio von TLG besteht hauptsächlich aus Büro-, Einzelhandels- und Hotelimmobilien. Aufgrund dieses Fokus ist TLG allgemein von der Entwicklung makroökonomischer Indikatoren wie dem Bevölkerungswachstum, dem Wirtschaftswachstum, der Beschäftigung, der Kaufkraft und dem Verbraucherpreisindex betroffen. Zudem wird TLG von mikroökonomischen Indikatoren wie dem Mietpreisniveau und der Leerstandsquote in den Regionen und Branchen, in denen TLG tätig ist, beeinflusst.

B.5	Ist der Emittent Teil einer Gruppe, Beschreibung der Gruppe und der Stellung des Emittenten innerhalb dieser Gruppe.

Die Gesellschaft ist die Muttergesellschaft von TLG. Die Konzernabschlüsse von TLG umfassen alle wesentlichen Tochtergesellschaften, deren Finanz- und Geschäftspolitik durch die Gesellschaft entweder unmittelbar oder mittelbar kontrolliert werden kann sowie die Beteiligungen von TLG, deren Finanz- und Geschäftspolitik in erheblichem Ausmaß durch TLG beeinflusst werden kann. Zum Datum dieses Prospekts beinhaltet die Gruppe der konsolidierten Tochtergesellschaften 52 direkte und indirekte Tochtergesellschaften der Gesellschaft.

B.6	Name jeder Person, die eine meldepflichtige direkte oder indirekte Beteiligung am Eigenkapital des Emittenten oder einen Teil der Stimmrechte hält.

Auf Grundlage der bei der Gesellschaft nach dem Wertpapierhandelsgesetz eingegangenen Mitteilungen und der Angaben der jeweiligen Aktionäre, halten die folgenden Aktionäre zum Datum dieses Prospekts mittelbar oder unmittelbar mehr als 3,0 % der Aktien und Stimmrechte an der Gesellschaft. Dabei ist zu beachten, dass die zuletzt gemeldete Anzahl an Stimmrechten sich seit diesen Stimmrechtsmitteilungen geändert haben könnte, ohne dass der betreffende Aktionär zur Abgabe einer entsprechenden Stimmrechtsmitteilung verpflichtet gewesen wäre, wenn kein meldepflichtiger Schwellenwert erreicht oder über- bzw. unterschritten wurde:

Aktionär	Anteil der Stimmrechte
(in %)
ADAR Macro Fund Ltd.	16,82(1)
Prof. Dr. Gerhard Schmidt	15,13(2)
Republik Singapur	9,25(3)
Julius Baer Group Ltd.	5,72(4)
Mr. Amir Dayan & Ms. Maria Saveriadou	4.51(5)
RAG Stiftung	4,25(6)
Principal Financial Group Inc.	3,38(7)
Blackrock, Inc.	3,27(8)

(1) Unmittelbarer Anteilsbesitz der ADAR Macro Fund Ltd., wie für den 22. Januar 2018 auf Grundlage einer Gesamtzahl von 102.028.821 Stimmrechten mitgeteilt.

(2) Mittelbarer Aktienbesitz von Prof. Dr. Gerhard Schmidt, wie für den 24. November 2017 auf Grundlage einer Gesamtzahl von 102.028.821 Stimmrechten mitgeteilt. Prof. Dr. Gerhard Schmidt beherrscht die folgenden in der Konzernmitteilung gelisteten Unternehmen: GCS Verwaltungs GmbH, DICP Capital SE, DIC Capital Partners (Europe) GmbH, DIC Grund- und Beteiligungs GmbH, Deutsche Immobilien Chancen Beteiligungs AG, Deutsche Immobilien Chancen AG & Co. Kommanditgesellschaft auf Aktien, DIC Asset AG, DIC Real Estate Investments Beteiligungs GmbH, DIC Real Estate Investments GmbH & Co. Kommanditgesellschaft auf Aktien und DIC OF RE 2 GmbH. Die Anteile der Gesellschaft werden von DIC Real Estate Investments GmbH & Co. Kommanditgesellschaft auf Aktien (9,68 % der Anteile der Gesellschaft) und DIC OF RE 2 GmbH (5,46 % der Anteile der Gesellschaft) unmittelbar gehalten. Zudem hat Prof. Dr. Gerhard Schmidt mitgeteilt, dass ihm Instrumente (Vorkaufsrechte aus Gesellschaftervereinbarungen) bzgl. 7,17 % der Aktien der Gesellschaft zuzurechnen sind.

(3) Mittelbarer Anteilsbesitz, wie für den 6. Oktober 2017 auf Grundlage einer Gesamtzahl von 94.611.266 Stimmrechten der Gesellschaft mitgeteilt. Alle Anteile mit Stimmrechten werden von der GIC Private Limited unmittelbar gehalten. Die Regierung der Republik Singapur, handelnd mit und durch das Finanzministerium, ist die beherrschende Gesellschafterin der GIC Private Limited, die zum angegebenen Stichtag alle der mitgeteilten Stimmrechte der Gesellschaft unmittelbar hielt.

(4) Mittelbarer Anteilsbesitz der Julius Baer Group Ltd. wie auf Grundlage einer Gesamtzahl von 102.028.821 Stimmrechten der Gesellschaft für den 29. November 2017 mitgeteilt. Julius Baer Group Ltd. ist das oberste beherrschende Unternehmen der folgenden, in ihrer Konzernmitteilung aufgeführten Gesellschaften: Kairos Investment Management S.p.A und Kairos Partners SGR S.p.A. 5,06 % der von Julius Baer Group Ltd. mitgeteilten Stimmrechte sind mit von der Kairos INTERNATIONAL SICAV unmittelbar gehaltenen Anteilen verknüpft, welche der Kairos Partners SGR S.p.A unmittelbar, und Julius Baer Group Ltd. mittelbar zugerechnet werden.

(5) Mittelbarer Anteilsbesitz von Herrn Amir Dayan & Frau Maria Saveriadou wie auf Grundlage einer Gesamtzahl von 102.028.821 Stimmrechten der Gesellschaft für den 17. Januar 2018 gemeldet. Die Ouram Holding S.à r.l. hält direkt die Aktien, die Herrn Amir Dayan & Frau Maria Saveriadou zuzurechnen sind. Herr Amir Dayan beherrscht die folgenden weiteren in seiner Konzernmitteilung aufgeführten Unternehmen: MARIOZOTTA Ltd und Nanocare Limited. Frau Maria Saveriadou beherrscht die folgenden weiteren in ihrer Konzernmitteilung aufgeführten Unternehmen: MS Meridien Nominees Ltd., MARIOZOTTA Ltd und Nanocare Limited. Keine dieser Gesellschaften hielt an diesem Stichtag unmittelbar 3,0 % oder mehr der Stimmrechte der Gesellschaft. Zudem haben Herr Amir Dayan & Frau Maria Saveriadou mitgeteilt, dass ihnen Instrumente (Ansprüche aus einem Aktienkaufvertrag mit einem aufgeschobenen Liefertermin) bzgl. 18,03 % der Aktien der Gesellschaft zuzurechnen sind.

(6) Unmittelbarer Anteilsbesitz der RAG Stiftung, wie auf Grundlage einer Gesamtzahl von 74.175.588 Stimmrechten für den 30. Juni 2017 mitgeteilt.

(7) Mittelbarer Anteilsbesitz der Principal Financial Group Inc. wie auf Grundlage einer Gesamtzahl von 67.432.326 Stimmrechten der Gesellschaft für den 3. Februar 2016 mitgeteilt. Die Principal Financial Group Inc. ist das oberste beherrschende Unternehmen der folgenden, in ihrer Konzernmitteilung aufgeführten Gesellschaften: Principal Financial Services Inc.; Principal Life Insurance Company; Principal Global Investors, LLC; und Principal Real Estate Investors, LLC. Keine dieser Gesellschaften hielt an diesem Stichtag unmittelbar 3,0 % oder mehr der Stimmrechte der Gesellschaft.

(8) Mittelbarer Anteilsbesitz der Blackrock, Inc., wie auf Grundlage einer Gesamtzahl von 102.028.821 Stimmrechten für den 1. Februar 2018 mitgeteilt. Blackrock, Inc. ist das oberste beherrschende Unternehmen der folgenden, in ihrer Konzernmitteilung aufgeführten Gesellschaften: Trident Merger, LLC; BlackRock Investment Management, LLC; BlackRock Holdco 2, Inc.; BlackRock Financial Management, Inc.; BlackRock Holdco 4 LLC; BlackRock Holdco 6 LLP; BlackRock Delaware Holdings Inc.; BlackRock Institutional Trust Company, National Association; BlackRock Fund Advisors; BlackRock Capital Holdings, Inc.; BlackRock Advisors, LLC; BlackRock International Holdings, Inc.; BR Jersey International Holdings L.P.; BlackRock (Singapore) Holdco Pte. Ltd.; BlackRock HK Holdco Limited; BlackRock Asset Management North Asia Limited; BlackRock Australia Holdco Pty. Ltd.; BlackRock Investment Management (Australia) Limited; BlackRock Holdco 3, LLC; BlackRock Canada Holdings LP; BlackRock Canada Holdings ULC; BlackRock Asset Management Canada Limited; BlackRock Group Limited; BlackRock Advisors (UK) Limited; BlackRock Luxembourg Holdco S.à r.l.; BlackRock UK Holdco Limited; BlackRock Asset Management Schweiz AG; BlackRock (Luxembourg) S.A.; BlackRock Investment Management Ireland Holdings Limited; BlackRock Asset Management Ireland Limited; BlackRock International Limited; BlackRock Life Limited; BlackRock (Netherlands) B.V.; BlackRock Investment Management (UK) Limited; BlackRock Fund Managers Limited. Keine dieser Gesellschaften hielt an diesem Stichtag unmittelbar 3,0 % oder mehr der Stimmrechte der Gesellschaft.

Unterschiedliche Stimmrechte der Hauptanteilseigner.	Entfällt. Alle Aktien der Gesellschaft gewähren die gleichen Stimmrechte.

Unmittelbare oder mittelbare Beteiligungen oder Beherrschungs- verhältnisse.	Entfällt. Die Gesellschaft wird nicht durch einen ihrer Aktionäre beherrscht.

B.7	Ausgewählte wesentliche historische Finanz-informationen.

Die folgenden Finanzinformationen von TLG sind den geprüften Konzernabschlüssen der Gesellschaft für die zum 31. Dezember 2014, 2015 und 2016 endenden Geschäftsjahre, dem ungeprüften verkürzten Konzernzwischenabschluss der Gesellschaft für den zum 30. September 2017 endenden Neunmonatszeitraum und dem internen Berichtssystem der Gesellschaft entnommen oder aus ihnen abgeleitet. Die geprüften Konzernabschlüsse der Gesellschaft für die zum 31. Dezember 2014, 2015 und 2016 endenden Geschäftsjahre wurden in Übereinstimmung mit den International Financial Reporting Standards, wie sie in der Europäischen Union anzuwenden sind („IFRS“), und den ergänzend nach § 315a Abs. 1 des Handelsgesetzbuches (HGB) anzuwendenden handelsrechtlichen Vorschriften erstellt. Der ungeprüfte verkürzte Konzernzwischenabschluss der Gesellschaft für den zum 30. September 2017 endenden Neunmonatszeitraum wurde in Übereinstimmung mit IFRS für Zwischenberichterstattung (IAS 34) erstellt. Zusätzliche Finanzinformationen in diesem Prospekt wurden dem geprüften Jahresabschluss der Gesellschaft für das zum 31. Dezember 2016 endende Geschäftsjahr, der gemäß HGB erstellt wurde, entnommen oder aus diesem abgeleitet.

Die folgenden ausgewählten Finanzinformationen beziehen sich auf Berichtszeiträume oder Stichtage vor der Akquisition von WCM und beinhalten demnach keine Finanzinformationen im Hinblick auf WCM. Für Finanzinformationen zur WCM sollten sich Anleger auf die Konzern- und Jahresabschlüsse der WCM AG beziehen, die auf der Internetseite der WCM AG www.wcm.de unter der Rubrik Investor Relations veröffentlicht wurden. WCM wird im Konzernabschluss der Gesellschaft für das zum 31. Dezember 2017 endende Geschäftsjahr zum ersten Mal konsolidiert werden. Aufgrund dieser erstmaligen Konsolidierung wird dieser Konzernabschluss erheblich von den Konzernabschlüssen der Gesellschaft für die zum 31. Dezember 2014, 2015 und 2016 endenden Geschäftsjahren und den zum 30. September 2017 endenden Neunmonatszeitraum abweichen.

Soweit in diesem Prospekt Finanzinformationen für die Kombinierte Gruppe dargestellt werden, einschließlich in B.3, werden solche Finanzinformationen ausschließlich für illustrative Zwecke dargestellt. Vor dem Vollzug des Übernahmeangebots am 6. Oktober 2017 war WCM nicht Teil von TLG. Daher basieren Finanzinformationen für die Kombinierte Gruppe auf internen Berechnungen von TLG, stellen keine Pro-Forma-Finanzinformationen dar und Anleger sollten sich nicht übermäßig auf solche Finanzinformationen für die Kombinierte Gruppe verlassen.

Nach dem Vollzug des Übernahmeangebots am 6. Oktober 2017 wurde WCM ein Teil von TLG. Daher sollte jeder Verweis auf TLG nach diesem Zeitpunkt, einschließlich von Verweisen auf TLG zum Datum dieses Prospekts, als ein gemeinsamer Verweis auf TLG und WCM verstanden werden.

Die Konzernabschlüsse der Gesellschaft für die zum 31. Dezember 2014, 2015 und 2016 endenden Geschäftsjahre und der Jahresabschluss der Gesellschaft für das zum 31. Dezember 2016 endende Geschäftsjahr wurden durch die Ernst & Young GmbH, Wirtschaftsprüfungsgesellschaft, Stuttgart, Niederlassung Berlin, Friedrichstraße 140, 10117 Berlin, Deutschland, geprüft und jeweils mit einem uneingeschränkten Bestätigungsvermerk versehen.

Im geprüften Konzernabschluss der Gesellschaft für das zum 31. Dezember 2016 endende Geschäftsjahr hat die Gesellschaft die Zuordnung bestimmter Ertrags- und Aufwandsposten in der Konzerngesamtergebnisrechnung betreffend das Ergebnis aus Vermietung und Verpachtung, die Erlöse aus der Objektbewirtschaftung, die Aufwendungen aus der Objektbewirtschaftung, die sonstigen betrieblichen Erträge und die sonstigen betrieblichen Aufwendungen geändert, was zu entsprechenden rückwirkenden Anpassungen der Vergleichsfinanzinformationen für das zum 31. Dezember 2015 endende Geschäftsjahr geführt hat. Die folgenden Finanzinformationen für das zum 31. Dezember 2015 endende Geschäftsjahr sind den angepassten Vergleichsfinanzinformationen, wie sie im geprüften Konzernabschluss der Gesellschaft für das zum 31. Dezember 2016 endende Geschäftsjahr ausgewiesen sind, entnommen oder daraus abgeleitet, mit Ausnahme des Vergleichs der zum 31. Dezember 2014 und 2015 endenden Geschäftsjahre, der auf den unangepassten Finanzinformationen, wie sie im geprüften Konzernabschluss der Gesellschaft für das zum 31. Dezember 2015 endende Geschäftsjahr gezeigt werden, basiert.

Sofern Finanzinformationen in den nachstehenden Tabellen als „geprüft“ gekennzeichnet sind, bedeutet dies, dass sie den oben genannten geprüften Konzernabschlüssen entnommen wurden. Die Kennzeichnung „ungeprüft“ wird in den nachstehenden Tabellen zur Kenntlichmachung von Finanzinformationen verwendet, die nicht den oben genannten geprüften Konzernabschlüssen entnommen wurden, sondern die entweder dem oben genannten ungeprüften verkürzten Konzernzwischenabschluss oder dem internen Berichtssystem der Gesellschaft entnommen wurden oder die auf Grundlage der Zahlen aus den zuvor genannten Quellen berechnet wurden.

Alle Finanzinformationen, die im Text und in den nachfolgenden Tabellen dargestellt werden, werden in Millionen Euro gezeigt (€ Mio.), sofern nicht anders angegeben. Bestimmte Finanzinformationen (einschließlich von Prozentsätzen) in den nachfolgenden Tabellen wurden entsprechend anerkannter kaufmännischer Standards gerundet. Folglich kann es sein, dass die addierten Werte (Gesamt- oder Zwischensummen oder Differenzen oder Zahlenverhältnisse) in den nachfolgenden Tabellen nicht in allen Fällen mit den addierten (ungerundeten) Werten übereinstimmen, die an anderer Stelle in diesem Prospekt enthalten sind. Des Weiteren kann es sein, dass sich diese gerundeten Werte nicht zu den Gesamtwerten in diesen Tabellen aufaddieren lassen. In Klammern dargestellte Finanzinformationen stehen für einen negativen Wert der entsprechenden Zahl. Im Hinblick auf die in diesem Prospekt enthaltenen Finanzinformationen bedeutet ein Bindestrich („—“), dass die entsprechende Zahl nicht verfügbar ist, während eine Null („0,0“) bedeutet, dass die entsprechende Zahl verfügbar ist, aber auf Null gerundet wurde.

Ausgewählte Konzernfinanzinformationen

Daten aus der Konzerngesamtergebnisrechnung

	Für das zum 31. Dezember endende Geschäftsjahr			Für den zum 30. September endenden Neunmonatszeitraum
	2014	2015(1)	2016	2016	2017
	(geprüft)			(ungeprüft)
	(in € Mio.)			(in € Mio.)
Ergebnis aus Vermietung und Verpachtung	100,3	114,1	125,6	92,6	105,8
Erlöse aus der Objektbewirtschaftung	136,7	152,3	168,1	122,1	142,3
Aufwendungen aus der Objektbewirtschaftung	(36,5)	(38,2)	(42,5)	(29,5)	(36,6)
Ergebnis aus der Bewertung der als Finanzinvestition gehaltenen Immobilien	52,7	87,9	39,9	8,8	128,1
Ergebnis aus der Veräußerung von als Finanzinvestition gehaltenen Immobilien	3,3	8,0	6,4	0,6	0,2
Ergebnis aus der Veräußerung von Vorratsimmobilien	7,3	0,8	0,0	0,0	0,2
Sonstige betriebliche Erträge	16,8	4,2	0,8	0,8	1,0
Personalaufwand	(17,4)	(12,8)	(11,3)	(8,3)	(8,3)
Planmäßige Abschreibungen	(1,2)	(0,8)	(0,6)	(0,4)	(0,4)
Sonstige betriebliche Aufwendungen	(15,7)	(7,9)	(7,1)	(4,2)	(13,6)

Ergebnis vor Zinsen und Steuern (EBIT)	146,1	193,4	153,7	89,9	213,0
Finanzerträge	0,6	0,4	0,3	0,2	0,2
Finanzaufwendungen	(24,3)	(23,8)	(25,7)	(18,9)	(31,8)
Ertrag/Aufwand aus der Bewertung derivativer Finanzinstrumente	(2,1)	(0,8)	0,3	(1,7)	4,9

Ergebnis vor Steuern	120,3	169,2	128,6	69,5	186,2
Steuern vom Einkommen und vom Ertrag	(31,6)	(38,3)	(34,5)	(16,5)	(57,7)

Konzernjahres-/periodenergebnis	88,7	130,9	94,1	53,0	128,5
Kumuliertes sonstiges Ergebnis
davon in Folgejahren nicht in den Gewinn/Verlust umzugliedern
Versicherungsmathematische Gewinne/Verluste, nach Steuern	(0,9)	0,0	(0,3)	–	–
davon in Folgejahren in den Gewinn/Verlust umzugliedern
Wertänderung der Derivate in Hedgebeziehungen, nach Steuern	(10,9)	1,7	(1,8)	(2,9)	8,0

Gesamtergebnis/Gesamtergebnis der Periode	76,8	132,6	92,1	50,1	136,5

(1)

Im geprüften Konzernabschluss der Gesellschaft für das zum 31. Dezember 2016 endende Geschäftsjahr hat die Gesellschaft die Zuordnung bestimmter Ertrags- und Aufwandsposten in der Konzerngesamtergebnisrechnung betreffend das Ergebnis aus Vermietung und Verpachtung, die Erlöse aus der Objektbewirtschaftung, die Aufwendungen aus der Objektbewirtschaftung, die sonstigen betrieblichen Erträge und die sonstigen betrieblichen Aufwendungen geändert, was zu entsprechenden rückwirkenden Anpassungen der Vergleichsfinanzinformationen für das zum 31. Dezember 2015 endende Geschäftsjahr geführt hat. Im geprüften Konzernabschluss der Gesellschaft für das zum 31. Dezember 2015 endende Geschäftsjahr werden in der Konzerngesamtergebnisrechnung das Ergebnis aus Vermietung und Verpachtung, die Erlöse aus Objektbewirtschaftung, die Aufwendungen aus der Objektbewirtschaftung, die sonstigen betrieblichen Erträge und sonstigen betrieblichen Aufwendungen für das zum 31. Dezember 2015 endende Geschäftsjahr in Höhe von €112,4 Mio., €150,6 Mio., €38,2 Mio., €5,8 Mio. bzw. €7,8 Mio. ausgewiesen.

Daten aus der Konzernbilanz

	Zum 31. Dezember			Zum 30. September
	2014	2015	2016	2017
	(geprüft)			(ungeprüft)
	(in € Mio.)			(in € Mio.)
Langfristige Vermögenswerte	1.525,2	1.776,8	2.240,8	2.410,7
Als Finanzinvestition gehaltene Immobilien	1.489,6	1.739,5	2.215,2	2.385,4
Anzahlungen auf als Finanzinvestition gehaltene Immobilien	5,9	14,3	0,1	1,0
Sachanlagen	14,1	9,8	6,7	6,7
Immaterielle Vermögenswerte	1,7	1,6	1,4	1,8
Sonstige langfristige finanzielle Vermögenswerte	2,5	2,5	4,8	5,8
Sonstige Vermögenswerte	8,4	9,2	10,0	9,9
Aktive latente Steuern	3,0	–	2,7	–
Kurzfristige Vermögenswerte	212,8	222,6	103,9	97,7
Vorräte	1,5	1,1	1,1	1,1
Forderungen aus Lieferungen und Leistungen	12,6	11,9	6,0	6,2
Forderungen aus Ertragsteuern	9,8	2,2	1,2	0,0
Sonstige kurzfristige finanzielle Vermögenswerte	1,0	0,9	0,9	1,9
Sonstige Forderungen und Vermögenswerte	13,3	6,9	7,1	7,7
Zahlungsmittel und Zahlungsmitteläquivalente	152,6	183,7	68,4	50,3
Zur Veräußerung gehaltene langfristige Vermögenswerte	22,0	15,9	19,2	30,6

Summe Aktiva/Bilanzsumme Aktiva	1.738,0	1.999,5	2.344,8	2.508,4

Eigenkapital	748,0	967,9	1.009,5	1.200,5
Gezeichnetes Kapital	61,3	67,4	67,4	74,2
Kapitalrücklage	343,0	439,5	440,3	547,4
Gewinnrücklagen	354,1	469,4	515,1	584,2
Sonstige Rücklagen	(13,0)	(11,2)	(13,3)	(5,3)
Auf Anteilseigner des Mutterunternehmens entfallendes Eigenkapital	745,4	965,1	1.009,5	–
Nicht beherrschende Anteile	2,6	2,8	–	–
Fremdkapital	990,0	1.031,6	1.335,3	1.307,9
Langfristige Verbindlichkeiten	909,1	957,8	1.227,1	1.203,9
Langfristige Verbindlichkeiten gegenüber Kreditinstituten	731,1	746,7	975,2	911,3
Pensionsverpflichtungen	8,2	8,1	8,3	8,2
Langfristige derivative Finanzinstrumente	17,8	15,9	20,4	5,7
Sonstige langfristige Verbindlichkeiten	1,5	1,2	5,5	5,7
Passive latente Steuern	150,5	185,9	217,7	272,9
Kurzfristige Verbindlichkeiten	80,9	73,8	108,1	104,0
Kurzfristige Verbindlichkeiten gegenüber Kreditinstituten	39,3	36,0	65,2	59,0
Verbindlichkeiten aus Lieferungen und Leistungen	13,9	14,9	21,2	24,7
Sonstige kurzfristige Rückstellungen	5,7	2,4	1,8	1,4
Steuerschulden	9,6	6,4	4,5	3,0
Sonstige kurzfristige Verbindlichkeiten	12,4	14,0	15,4	15,9

Summe Passiva/Bilanzsumme Passiva	1.738,0	1.999,5	2.344,8	2.508,4

Daten aus der Konzernkapitalflussrechnung

	Für das zum 31. Dezember endende Geschäftsjahr			Für den zum 30. September endenden Neunmonatszeitraum
	2014	2015	2016	2016	2017
	(geprüft)			(ungeprüft)
	(in € Mio.)			(in € Mio.)
Cashflow aus laufender Geschäftstätigkeit	76,2	104,9	121,5	85,3	81,7
Erhaltene Zinsen	0,6	0,4	0,3	0,1	0,2
Gezahlte Zinsen	(47,2)	(23,0)	(28,4)	(21,6)	(32,4)
Gezahlte/erhaltene Ertragsteuern	(9,0)	1,6	(5,3)	(7,4)	(3,0)

Netto-Cashflow aus laufender Geschäftstätigkeit	20,5	83,9	88,0	56,4	46,5
Cashflow aus der Investitionstätigkeit	(20,5)	(150,3)	(414,1)	(227,6)	(47,4
Cashflow aus der Finanzierungstätigkeit	13,7	97,5	210,7	30,5	(17,2)

Zahlungswirksame Veränderung des Finanzmittelbestands	13,7	31,1	(115,3)	(140,7)	(18,1)

Zusätzliche Leistungskennzahlen

TLG verwendet die Leistungskennzahlen Mittelzuflüsse aus der operativen Tätigkeit (funds from operations (die „FFO“)) nach Steuern, Nettoverschuldungsgrad (net loan to value ratio (der „Net LTV“)) und den entsprechend der von der EPRA empfohlenen Definition berechneten Nettovermögenswert (net asset value (der „EPRA NAV“)) als wichtigste Indikatoren zur Messung der operativen und finanziellen Leistung der Geschäftstätigkeit von TLG und ihres internen Kontrollsystems.

TLG geht zudem davon aus, dass die Mieterlöse, das Ergebnis aus Vermietung und Verpachtung, das EBITDA, das Verhältnis des Eigenkapitals zur Summe Passiva/Bilanzsumme Passiva (die „Eigenkapitalquote“) und die EPRA Leerstandsquote als Leistungskennzahlen für potentielle Anleger zur Bewertung der operativen und finanziellen Leistung von TLG nützlich sind.

Die in diesem Abschnitt beschriebenen Leistungskennzahlen sind jedoch nicht als Messgrößen unter IFRS anerkannt und sollten nicht als Ersatz für nach IFRS ermittelte Angaben zu den Nettovermögenswerten, dem Ergebnis vor Steuern, dem Konzernjahres-/periodenergebnis, dem Netto-Cashflow aus laufender Geschäftstätigkeit oder anderen Daten aus der Konzerngesamtergebnisrechnung, der Konzernkapitalflussrechnung oder der Konzernbilanz oder als Messgrößen für die Profitabilität oder Liquidität betrachtet werden. Solche Leistungskennzahlen weisen nicht notwendigerweise darauf hin, dass die Cashflows für den Liquiditätsbedarf von TLG ausreichend oder verfügbar sein werden, noch gibt eine derartige Messgröße Aufschluss über vergangene Betriebsergebnisse von TLG. Die in diesem Abschnitt beschriebenen Leistungskennzahlen sind nicht als Indikatoren für zukünftige Ergebnisse aufzufassen. Da nicht alle Unternehmen diese Leistungskennzahlen auf dieselbe Art und Weise berechnen, ist die Darstellung solcher Leistungskennzahlen von TLG nicht notwendigerweise vergleichbar mit ähnlich bezeichneten Messgrößen, die andere Unternehmen, einschließlich Unternehmen aus dem Immobiliensektor, verwenden.

Leistung und Profitabilität

Die folgende Tabelle beinhaltet Informationen zu den wichtigsten Leistungs- und Profitabilitätskennzahlen von TLG für die dargestellten Zeiträume:

	Für das zum 31. Dezember endende Geschäftsjahr				Für den zum 30. September endenden Neunmonatszeitraum
	2014	2015		2016	2016	2017
	(geprüft und in € Mio., sofern nicht anders angegeben)				(ungeprüft) (in € Mio., sofern nicht anders angegeben)
Mieterlöse(1)	114,8	127,4		140,5	103,4	117,3
Ergebnis aus Vermietung und Verpachtung(2)	100,3	114,1	(3)	125,6	92,6	105,8
EBITDA (ungeprüft)	94,6	106,3		114,4	81,5	85,3
FFO nach Steuern (ungeprüft)	52,4	64,0		76,9	58,6	70,1
FFO nach Steuern je Aktie (in €) (ungeprüft)	0,97	1,03		1,14	0,87	0,95

(1)

Die Mieterlöse beziehen sich auf die Erlöse aus der Objektbewirtschaftung ohne die Erlöse aus der Weiterberechnung von Betriebskosten und die Erlöse aus anderen Lieferungen und Leistungen, wie in der Konzerngesamtergebnisrechnung für den jeweiligen Zeitraum angegeben.

(2)

Das Ergebnis aus Vermietung und Verpachtung bezieht sich auf die Erlöse aus der Objektbewirtschaftung abzüglich der Aufwendungen aus der Objektbewirtschaftung, wie in der Konzerngesamtergebnisrechnung für den jeweiligen Zeitraum angegeben.

(3)

Aufgrund der geänderten Zuordnung bestimmter Ertrags- und Aufwandsposten in der Konzerngesamtergebnisrechnung im Konzernabschluss der Gesellschaft für das zum 31. Dezember 2016 endende Geschäftsjahr, ist das Ergebnis aus Vermietung und Verpachtung für das zum 31. Dezember 2015 endende Geschäftsjahr den angepassten Vergleichsfinanzinformationen für das zum 31. Dezember 2015 endende Geschäftsjahr, wie sie in der Konzerngesamtergebnisrechnung im Konzernabschluss der Gesellschaft für das zum 31. Dezember 2016 endende Geschäftsjahr ausgewiesen werden, entnommen. Im geprüften Konzernabschluss der Gesellschaft für das zum 31. Dezember 2015 endende Geschäftsjahr wird in der Konzerngesamtergebnisrechnung das Ergebnis aus Vermietung und Verpachtung für das zum 31. Dezember 2015 endende Geschäftsjahr mit €112,4 Mio. ausgewiesen.

EBITDA

EBITDA ist definiert als das Konzernjahres-/periodenergebnis vor Steuern vom Einkommen und vom Ertrag, Finanzerträgen, Finanzaufwendungen, Ertrag/Aufwand aus der Bewertung derivativer Finanzinstrumente, planmäßigen Abschreibungen sowie dem Ergebnis aus der Bewertung der als Finanzinvestition gehaltenen Immobilien, wie jeweils im entsprechenden Konzernabschluss der Gesellschaft angegeben.

Die folgende Tabelle zeigt die Berechnung des EBITDA, ausgehend vom Konzernjahres-/periodenergebnis für die angegebenen Zeiträume:

	Für das zum 31. Dezember endende Geschäftsjahr			Für den zum 30. September endenden Neunmonatszeitraum
	2014	2015	2016	2016	2017
	(geprüft, sofern nicht anders angegeben) (in € Mio.)			(ungeprüft) (in € Mio.)
Konzernjahres-/periodenergebnis	88,7	130,9	94,1	53,0	128,5
Steuern vom Einkommen und vom Ertrag	31,6	38,3	34,5	16,5	57,7

Ergebnis vor Steuern (EBT)	120,3	169,2	128,6	69,5	186,2
Finanzerträge	(0,6)	(0,4)	(0,3)	(0,2)	(0,2)
Finanzaufwendungen	24,3	23,8	25,7	18,9	31,8
Ertrag/Aufwand aus der Bewertung derivativer Finanzinstrumente	2,1	0,8	(0,3)	1,7	(4,9)

Ergebnis vor Zinsen und Steuern (EBIT)	146,1	193,4	153,7	89,9	213,0
Planmäßige Abschreibungen	1,2	0,8	0,6	0,4	0,4
Ergebnis aus der Bewertung der als Finanzinvestition gehaltenen Immobilien	(52,7)	(87,9)	(39,9)	(8,8)	(128,1)

EBITDA (ungeprüft)	94,6	106,3	114,4	81,5	85,3

FFO nach Steuern

FFO nach Steuern ist eine Messgröße für den Liquiditätszufluss von Immobilienunternehmen. Die Gesellschaft definiert FFO nach Steuern als das Konzernjahres-/periodenergebnis angepasst um das Ergebnis aus der Bewertung von als Finanzinvestition gehaltenen Immobilien, das Ergebnis aus der Veräußerung von Vorratsimmobilien, das Ergebnis aus der Veräußerung von als Finanzinvestition gehaltenen Immobilien, den Ertrag/Aufwand aus der Bewertung derivativer Finanzinstrumente und sonstige Effekte, sowie latente Steuern und Steuereffekte aus dem Ergebnis aus der Veräußerung von als Finanzinvestition gehaltenen Immobilien und Vorratsimmobilien, aus der Ablösung von Zinssicherungsgeschäften sowie aus Kosten für Kapitalmarkttransaktionen und aus aperiodischen Effekten.

Die folgende Tabelle zeigt die Berechnung der FFO nach Steuern sowie der FFO nach Steuern je Aktie für die angegebenen Zeiträume:

	Für das zum 31. Dezember endende Geschäftsjahr					Für den zum 30. September endenden Neunmonatszeitraum
	2014	2015		2016		2016		2017
	(geprüft) (in € Mio., sofern nicht anders angegeben)					(ungeprüft) (in € Mio., sofern nicht anders angegeben)
Konzernjahres-/periodenergebnis	88,7	130,9		94,1		53,0		128,5
Steuern vom Einkommen und vom Ertrag	31,6	38,3		34,5		16,5		57,7

Ergebnis vor Steuern (EBT)	120,3	169,2		128,6		69,5		186,2
Ergebnis aus der Veräußerung von als Finanzinvestition gehaltenen Immobilien	(3,3)	(8,1	)(1)	(6,1	)(1)	(0,3	)(1)	(0,2)
Ergebnis aus der Veräußerung von Vorratsimmobilien	(7,3)	(0,8)		(0,0)		(0,0)		(0,2)
Ertrag/Aufwand aus der Bewertung der als Finanzinvestition gehaltenen Immobilien	(52,7)	(87,9)		(39,9)		(8,8)		(128,1)
Ergebnis aus der Bewertung derivativer Finanzinstrumente	2,1	0,8		(0,3)		1,7		(4,9)
Sonstige Effekte (ungeprüft)(2)	2,8	(1,2)		0,9		0,7		21,0

FFO vor Steuern (ungeprüft)	61,9	72,1		83,2		62,8		74,0
Steuern vom Einkommen und vom Ertrag	(31,6)	(38,3)		(34,5)		(16,5)		(57,7)
Latente Steuern (Steuerlatenzen)	65,5	34,6		30,1		13,9		54,3
Bereinigung von Steuereffekten aus dem Ergebnis aus der Veräußerung von als Finanzinvestition gehaltenen Immobilien und von Vorratsimmobilien, aus der Ablösung von Zinssicherungsgeschäften, aus Kosten für Kapitalmarkttransaktionen sowie aus aperiodischen Effekten (ungeprüft)(3)	(43,4)	(4,4)		(2,0)		(1,6)		(0,5)

FFO nach Steuern (ungeprüft)	52,4	64,0		76,9		58,6		70,1
Durchschnittliche gewichtete Anzahl der ausgegebenen Aktien (in Millionen)(4)	53,8	62,0		67,4		67,4		73,4

FFO nach Steuern je Aktie (in €) (ungeprüft)	0,97	1,03		1,14		0,87		0,95

(1)

Ungeprüft. Einschließlich des Ergebnisses aus dem Verkauf des Gewerbeparks Grimma in Höhe von €0,1 Mio. im Geschäftsjahr 2015 sowie den Aufwendungen aus der Kaufpreisanpassung für den Gewerbepark Grimma in Höhe von €0,3 Mio. im Geschäftsjahr 2016 sowie €0,3 Mio. im zum 30. September 2016 endenden Neunmonatszeitraum, gehalten als Beteiligung an einer Tochtergesellschaft; ausgewiesen in den sonstigen betrieblichen Erträgen und sonstigen betrieblichen Aufwendungen (Verkaufsnebenkosten) der Konzerngesamtergebnisrechnung.

(2)	Die sonstigen Effekte beinhalten:
(a)

die Abschreibung auf eigengenutzte Immobilien (IAS 16) in Höhe von €0,3 Mio. im Geschäftsjahr 2014, €0,2 Mio. im Geschäftsjahr 2015, €0,1 Mio. im Geschäftsjahr 2016, €0,1 Mio. im zum 30. September 2016 endenden Neunmonatszeitraum und €0,1 Mio. im zum 30. September 2017 endenden Neunmonatszeitraum;

	(b)	Erträge aus dem Dienstleistungsvertrag mit der TAG Wohnen GmbH, der 2014 ausgelaufen ist, in Höhe von €0,6 Mio. im Geschäftsjahr 2014 und €0,0 Mio. im Geschäftsjahr 2015;
(c)

Aufwendungen für die Personalrestrukturierung in Höhe von €0,5 Mio. im Geschäftsjahr 2014, €0,7 Mio. im Geschäftsjahr 2015, €0,5 Mio. im Geschäftsjahr 2016, €0,4 Mio. im zum 30. September 2016 endenden Neunmonatszeitraum und €0,2 Mio. im zum 30. September 2017 endenden Neunmonatszeitraum;

	(d)	Aufwendungen aus anteilsbasierter Vergütung an den Vorstand der Gesellschaft in Höhe von €3,6 Mio. im Geschäftsjahr 2014 und €1,0 Mio. im Geschäftsjahr 2015;
(e)

Erträge aus der Auflösung der Rückstellung für die Rückforderung von Fördermitteln in Höhe von €2,3 Mio. im Geschäftsjahr 2014, €1,3 Mio. im Geschäftsjahr 2015, €0,4 Mio. im Geschäftsjahr 2016 und €0,4 Mio. im zum 30. September 2016 endenden Neunmonatszeitraum;

	(f)	Erträge aus Versicherungsentschädigungen und Schadensersatzleistungen gezahlt durch einen Notar in Höhe von €1,0 Mio. im Geschäftsjahr 2015;
	(g)	Erträge aus der Auflösung der Rückstellung für anfallende Baukosten in Höhe von €0,7 Mio. im Geschäftsjahr 2015;
(h)

die Kosten des Börsengangs, Kosten für Kapitalmarkttransaktionen und Transaktionskosten für Anteilserwerbe in Höhe von €1,4 Mio. im Geschäftsjahr 2014, €1,0 Mio. im Geschäftsjahr 2016, €1,0 Mio. im zum 30. September 2016 endenden Neunmonatszeitraum und €7,8 Mio. im zum 30. September 2017 endenden Neunmonatszeitraum;

	(i)	Erträge aus der Auflösung von Rückstellungen für Immobilienkaufverträge von €0,3 Mio. im Geschäftsjahr 2016 und €0,3 Mio. im zum 30. September 2016 endenden Neunmonatszeitraum;
	(j)	Aufwendungen für die Refinanzierung/vorzeitige Ablösung von Darlehen in Höhe von €13,0 Mio. im zum 30. September 2017 endenden Neunmonatszeitraum; und
	(k)	Erträge aus der Liquidation der Wirkbau Immobilie in Höhe von €0,1 Mio. im zum 30. September 2017 endenden Neunmonatszeitraum.
(3)

Bereinigung von Steuereffekten aus dem Ergebnis aus der Veräußerung von als Finanzinvestition gehaltenen Immobilien und von Vorratsimmobilien, aus der Ablösung von Zinssicherungsgeschäften, aus Kosten für Kapitalmarkttransaktionen sowie aus aperiodischen Effekten beinhalten:

(a)

Bereinigung des umgekehrten Ertragsteuereffekts aus der ertragsteuerwirksamen Ablösung von Zinssicherungsgeschäften (ursprünglich den Ertragsteueraufwand mindernd), der sich auf €6,3 Mio. im Geschäftsjahr 2014 belief;

(b)

Bereinigung von Steuereffekten aus Kosten für Kapitalmarkttransaktionen betrifft den umgekehrten Effekt aus den ertragsteuerwirksamen Aufwendungen des Börsengangs und im Zusammenhang mit der Kapitalerhöhung im Januar 2017 (ursprünglich den Ertragsteueraufwand mindernd), die sich auf €0,4 Mio. im Geschäftsjahr 2014 und €0,4 Mio. im Geschäftsjahr 2016 beliefen;

(c)

Bereinigung des umgekehrten Ertragsteuereffekts aus den aperiodischen Effekten auf die Steuern vom Einkommen und vom Ertrag (ursprünglich den Ertragsteueraufwand mindernd), der sich auf €36,7 Mio. im Geschäftsjahr 2014, €4,4 Mio. im Geschäftsjahr 2015, €1,6 Mio. im Geschäftsjahr 2016 und €1,6 Mio. im zum 30. September 2016 endenden Neunmonatszeitraum belief; und

	(d)	Bereinigung von Steuereffekten aus dem Verkauf von Immobilien, die sich auf €0,5 Mio. im zum 30. September 2017 endenden Neunmonatszeitraum beliefen.
(4)

Vor Umwandlung der Gesellschaft in eine Aktiengesellschaft im September 2014 war die Gesellschaft eine Gesellschaft mit beschränkter Haftung. Aus Vergleichsgründen entspricht daher die durchschnittliche gewichtete Anzahl der ausgegebenen Aktien für das zum 31. Dezember 2014 endende Geschäftsjahr der Anzahl, die bestanden hätte, wenn die Gesellschaft bereits zum 1. Januar 2014 eine Aktiengesellschaft mit der resultierenden Anzahl ausgegebener Aktien basierend auf dem gezeichneten Kapital gewesen wäre. Die Anzahl der insgesamt ausgegebenen Aktien betrug 61,3 Millionen zum 31. Dezember 2014, 67,4 Millionen zum 31. Dezember 2015, 30. September 2016 und 31. Dezember 2016 sowie 74,2 Millionen zum 30. September 2017.

Da TLG erwartet, dass sich ihre Ertragsteuerlast in Zukunft voraussichtlich erheblich verringern wird, beabsichtigt TLG, die Berechnung der FFO zu vereinfachen, beginnend mit den für das zum 31. Dezember 2017 endenden Geschäftsjahr berichteten FFO (zuvor als FFO nach Steuern bezeichnet). Zu diesem Zweck wird die Gesellschaft zukünftig bei der Ermittlung der FFO nicht mehr die in der jeweiligen Periode auf die FFO vor Steuern tatsächlich angefallenen laufenden Ertragsteuern in Abzug bringen, sondern stattdessen einen Abzug in Höhe einer erwarteten langfristigen Steuerquote von 2,5% vornehmen. Diese Steuerquote wurde unter Berücksichtigung von historischen Daten und der Mehrjahresplanung für die kommenden fünf Jahre ermittelt. Zudem wird die Gesellschaft die FFO vor Steuern im Einklang mit der in der Immobilienbranche üblichen Berechnung der FFO vor Steuern um planmäßige Abschreibungen und auf nicht beherrschende Anteile entfallende Ergebnisanteile (vor Steuern) bereinigen. Daher werden die für das zum 31. Dezember 2017 endende Geschäftsjahr berichteten FFO vor Steuern und FFO (zuvor als FFO nach Steuern bezeichnet) nicht mit den von der Gesellschaft für vorherige Zeiträume berichteten FFO vor Steuern und FFO nach Steuern vergleichbar sein.

Finanzierung und Verschuldung
Die folgende Tabelle zeigt die Finanzierungs- und Verschuldungskennzahlen von TLG zu den angegebenen Zeitpunkten:

	Zum 31. Dezember			Zum 30. September
	2014	2015	2016	2017
	(geprüft, sofern nicht anders angegeben)			(ungeprüft)
	(in %)			(in %)
Eigenkapitalquote (ungeprüft)	43,0	48,4	43,1	47,9
Net LTV	40,3	33,6	43,4	37,9

Eigenkapitalquote

Die Eigenkapitalquote ist definiert als das Verhältnis des Eigenkapitals zur Summe Passiva bzw. der Bilanzsumme Passiva.

Die folgende Tabelle zeigt die Berechnung der Eigenkapitalquote zu den angegebenen Stichtagen:

	Zum 31. Dezember			Zum 30. September
	2014	2015	2016	2017
	(geprüft und in € Mio., sofern nicht anders angegeben)			(ungeprüft) (in € Mio., sofern nicht anders angegeben)
Eigenkapital	748,0	967,9	1.009,5	1.200,5
Summe Passiva/Bilanzsumme Passiva	1.738,0	1.999,5	2.344,8	2.508,4

Eigenkapitalquote (in %) (ungeprüft)	43,0	48,4	43,1	47,9

Net Loan-to-Value (Net LTV)

Der Net LTV ist definiert als das Verhältnis von Nettoverschuldung (Summe aus langfristigen und kurzfristigen Verbindlichkeiten gegenüber Kreditinstituten abzüglich der Zahlungsmittel und Zahlungsmitteläquivalente) zum Immobilienvermögen (Summe aus als Finanzinvestition gehaltenen Immobilien, Anzahlungen auf als Finanzinvestition gehaltenen Immobilien, eigengenutzten Immobilien, zur Veräußerung gehaltenen langfristigen Vermögenswerten und Vorräten).

Die folgende Tabelle zeigt die Berechnung des Net LTV zu den angegebenen Stichtagen:

	Zum 31. Dezember			Zum 30. September
	2014	2015	2016	2017
	(geprüft) (in € Mio., sofern nicht anders angegeben)			(ungeprüft) (in € Mio., sofern nicht anders angegeben)
Als Finanzinvestition gehaltene Immobilien (IAS 40)	1.489,6	1.739,5	2.215,2	2.385,4
Anzahlungen auf als Finanzinvestition gehaltene Immobilien (IAS 40)	5,9	14,3	0,1	1,0
Eigengenutzte Immobilien (IAS 16)	12,9	9,3	6,1	6,4
Zur Veräußerung gehaltene langfristige Vermögenswerte (IFRS 5)	22,0	15,9	19,2	30,6
Vorräte (IAS 2)	1,5	1,1	1,1	1,1

Immobilienvermögen	1.531,9	1.780,1	2.241,7	2.424,4

	Zum 31. Dezember			Zum 30. September
	2014	2015	2016	2017
	(geprüft) (in € Mio., sofern nicht anders angegeben)			(ungeprüft) (in € Mio., sofern nicht anders angegeben)
Verbindlichkeiten gegenüber Kreditinstituten	770,4	782,7	1.040,4	970,3
Zahlungsmittel und Zahlungsmitteläquivalente	(152,6)	(183,7)	(68,4)	(50,3)

Nettoverschuldung/-fremdkapital	617,8	599,0	972,0	920,0

Net LTV (in %)	40,3	33,6	43,4	37,9

EPRA Leistungskennzahlen

EPRA NAV berechnet sich anhand der Definition der EPRA und findet Verwendung als Indikator für das langfristige Eigenkapital von TLG. Der EPRA NAV wird anhand des auf die Anteilseigner des Mutterunternehmens entfallenden Eigenkapitals/Eigenkapitals berechnet (i) einschließlich der Marktwertanpassung von eigengenutzten Immobilien (IAS 16) sowie der Marktwertanpassung von Vorräten (IAS 2), (ii) abzüglich der Marktwerte von derivativen Finanzinstrumenten, der aktiven latenten Steuern und passiven latenten Steuern sowie des Geschäfts- oder Firmenwerts.

Die EPRA Leerstandsquote ist definiert als die Marktmiete für die Leerstandsflächen geteilt durch die Marktmiete für das Gesamtportfolio.

Die folgende Tabelle zeigt die Berechnung des EPRA NAV und der EPRA Leerstandsquote zu den angegebenen Stichtagen:

	Zum 31. Dezember			Zum 30. September
	2014	2015	2016	2017
	(geprüft und in € Mio., sofern nicht anders angegeben)			(ungeprüft) (in € Mio., sofern nicht anders angegeben)
Auf Anteilseigner des Mutterunternehmens entfallendes Eigenkapital/Eigenkapital	745,4	965,1	1.009,5	1.200,5
Marktwertanpassung von eigengenutzten Immobilien (IAS 16) (ungeprüft)(1)	3,9	5,6	5,3	7,1
Marktwertanpassung von Vorräten (IAS 2) (ungeprüft)(2)	0,6	0,3	1,4	1,4
Marktwerte derivativer Finanzinstrumente (ungeprüft)	17,8	15,9	18,1	2,4
Aktive latente Steuern	(3,0)	–	(2,7)	–
Passive latente Steuern	150,5	185,9	217,7	272,9
Geschäfts- oder Firmenwert	(1,2)	(1,2)	(1,2)	(1,2)

EPRA NAV (ungeprüft)	914,0	1.171,6	1.248,3	1.483,2

Anzahl ausgegebener Aktien (in Tausend)	61.302	67.432	67.432	74.176
EPRA NAV je Aktie (in €) (ungeprüft)	14,91	17,37	18,51	20,00
EPRA Leerstandsquote (in %) (ungeprüft)	3,9	3,7	3,8	3,7

(1)

Die Marktwertanpassung von eigengenutzten Immobilien (IAS 16) bezeichnet den Überschuss aus der Bewertung zum beizulegenden Zeitwert von eigengenutzten Immobilien, die nach IFRS in der Konzernbilanz zum niedrigeren Wert aus Anschaffungskosten abzüglich kumulierter Abschreibungen und Wertberichtigungen und beizulegendem Zeitwert enthalten sind.

(2)

Marktwertanpassung von Vorräten (IAS 2) bezeichnet den Überschuss aus der Bewertung zum beizulegenden Zeitwert von Handelsimmobilien, die nach IFRS in der Konzernbilanz zum niedrigeren Wert aus Anschaffungskosten und realisierbarem Nettoveräußerungswert in den Vorräten erfasst sind.

Wesentliche Veränderungen der Finanzlage und des Betriebsergebnisses des Emittenten während oder nach der von den historischen wichtigsten Finanz-informationen erfassten Periode.

Die folgenden wesentlichen Veränderungen der Vermögens- und Ertragslage von TLG traten in den zum 30. September 2016 und 2017 endenden Neunmonatszeiträumen sowie in den zum 31. Dezember 2014, 2015 und 2016 endenden Geschäftsjahren und dem nachfolgenden Zeitraum ein:

Zum 30. September 2017 und 30. September 2016 endende Neunmonatszeiträume

Im zum 30. September 2017 endenden Neunmonatszeitraum stiegen die Erlöse aus der Objektbewirtschaftung erheblich um 16,5 % von €122,1 Mio. im zum 30. September 2016 endenden Neunmonatszeitraum auf €142,3 Mio., im Wesentlichen aufgrund der zusätzlichen Immobilien, deren Erwerb vollzogen wurde und die daher unter Verwaltung durch TLG kamen. Im zum 30. September 2017 endenden Neunmonatszeitraum erhöhte sich das Ergebnis aus der Bewertung der als Finanzinvestition gehaltenen Immobilien stark von €8,8 Mio. im zum 30. September 2016 endenden Neunmonatszeitraum auf €128,1 Mio., was im Wesentlichen positive Marktentwicklungen, insbesondere in Berlin, reflektiert. Infolge dieser Entwicklungen erhöhte sich das Konzernperiodenergebnis von €53,0 Mio. im zum 30. September 2016 endenden Neunmonatszeitraum auf €128,5 Mio. im zum 30. September 2017 endenden Neunmonatszeitraum.

Im zum 30. September 2017 endenden Neunmonatszeitraum erhöhte sich der Buchwert (beizulegender Zeitwert) der als Finanzinvestition gehaltenen Immobilien um 7,7 % von €2.215,2 Mio. zum 31. Dezember 2016 auf €2.385,4 Mio. zum 30. September 2017 aufgrund der Akquisition der Astropark Immobilie sowie Erträgen aus der Anpassung des beizulegenden Zeitwerts, die nur teilweise durch eine Umgliederung von Immobilien in zur Veräußerung gehaltene Vermögenswerte und Verkäufe kleinerer Immobilien als Teil der Strategie von TLG, sich auf die Verwaltung eines Portfolios größerer Immobilien zu fokussieren, ausgeglichen wurden.

Zum 31. Dezember 2016 und 31. Dezember 2015 endende Geschäftsjahre

Das Ergebnis aus Vermietung und Verpachtung stieg um 10,1 % von €114,1 Mio. im zum 31. Dezember 2015 endenden Geschäftsjahr auf €125,6 Mio. im zum 31. Dezember 2016 endenden Geschäftsjahr. Dieser Anstieg beruhte im Wesentlichen darauf, dass TLG weitere Immobilien als Teil ihrer Wachstumsstrategie zukaufte, was zu einem Anstieg der vermietbaren Gesamtfläche im Immobilienportfolio von TLG um 9,5 % führte. Im zum 31. Dezember 2016 endenden Geschäftsjahr verringerte sich das Ergebnis aus der Bewertung der als Finanzinvestition gehaltenen Immobilien um 54,6 % von €87,9 Mio. im zum 31. Dezember 2015 endenden Geschäftsjahr auf €39,9 Mio., da die vorteilhaften Marktbedingungen im zum 31. Dezember 2016 endenden Geschäftsjahr zu weniger ausgeprägten Bewertungsgewinnen als im Vorjahr führten. Das Konzernjahresergebnis verringerte sich von €130,9 Mio. im zum 31. Dezember 2015 endenden Geschäftsjahr um 28,1 % auf €94,1 Mio. im zum 31. Dezember 2016 endenden Geschäftsjahr.

Im Geschäftsjahr 2016 erhöhte sich der Buchwert (beizulegender Zeitwert) der als Finanzinvestition gehaltenen Immobilien erheblich um 27,3 % von €1.739,5 Mio. zum 31. Dezember 2015 auf €2.215,2 Mio. zum 31. Dezember 2016, bedingt durch Zukäufe weiterer Immobilien, insbesondere in der Assetklasse Büro. Das Eigenkapital erhöhte sich um 4,3 % von €967,9 Mio. zum 31. Dezember 2015 auf €1.009,5 Mio. zum 31. Dezember 2016.

Zum 31. Dezember 2015 und 31. Dezember 2014 endende Geschäftsjahre

Das Ergebnis aus Vermietung und Verpachtung stieg um 12,1 % von €100,3 Mio. im zum 31. Dezember 2014 endenden Geschäftsjahr auf €112,4 Mio. im zum 31. Dezember 2015 endenden Geschäftsjahr (auf Basis der Finanzinformationen, wie sie im geprüften Konzernabschluss der Gesellschaft für das zum 31. Dezember 2015 endende Geschäftsjahr ausgewiesen sind, ohne Anpassung der im geprüften Konzernabschluss der Gesellschaft für das zum 31. Dezember 2016 endende Geschäftsjahr geänderten Zuordnung bestimmter Ertrags- und Aufwandsposten in der Konzerngesamtergebnisrechnung). Dieser Anstieg beruhte im Wesentlichen darauf, dass die Aufwendungen aus der Objektbewirtschaftung weniger stark angestiegen sind als die Erlöse aus der Objektbewirtschaftung aufgrund der Fokussierung von TLG auf Akquisitionen und Kostenkürzungen. Das Ergebnis aus der Bewertung der als Finanzinvestition gehaltenen Immobilien stieg um 66,8 % von €52,7 Mio. im zum 31. Dezember 2014 endenden Geschäftsjahr auf €87,9 Mio. im zum 31. Dezember 2015 endenden Geschäftsjahr. Dieser Anstieg wurde im Wesentlichen durch positive Markttrends, den Rückgang der EPRA Leerstandsquote und den Anstieg der durchschnittlichen Monatsmiete pro Quadratmeter getrieben. Das Konzernjahresergebnis stieg von €88,7 Mio. im zum 31. Dezember 2014 endenden Geschäftsjahr auf €130,9 Mio. im zum 31. Dezember 2015 endenden Geschäftsjahr.

Im Geschäftsjahr 2015 stieg der Buchwert (beizulegender Zeitwert) der als Finanzinvestition gehaltenen Immobilien um 16,8 % von €1.489,6 Mio. zum 31. Dezember 2014 auf €1.739,5 Mio. zum 31. Dezember 2015, im Wesentlichen aufgrund eines Anstiegs des beizulegenden Zeitwerts von Einzelhandelsimmobilien infolge von Akquisitionen. Das Eigenkapital stieg von €748,0 Mio. zum 31. Dezember 2014 auf €967,9 Mio. zum 31. Dezember 2015.

Jüngste Entwicklungen

Am 6. Oktober 2017 erwarb die Gesellschaft 117.505.327 Aktien der WCM AG im Rahmen des Vollzugs des freiwilligen Übernahmeangebots für alle Aktien der WCM AG in Form eines Tauschangebots (das „Übernahmeangebot“).

Am 6. Oktober 2017 schlossen die Gesellschaft, als beherrschendes Unternehmen, und die WCM AG, als beherrschtes Unternehmen, einen Beherrschungsvertrag (der „Beherrschungsvertrag“). Die Hauptversammlungen der WCM AG und der Gesellschaft haben dem Beherrschungsvertrag am 17. November 2017 bzw. 22. November 2017 zugestimmt. Der Beherrschungsvertrag wird nach Eintragung im Handelsregister des Amtsgerichts Frankfurt am Main, Deutschland, am 9. Februar 2018, in Kraft treten. Mit Wirksamwerden des Beherrschungsvertrags durch Eintragung im Handelsregister wird die Gesellschaft gemäß § 305 Aktiengesetz verpflichtet sein, den Minderheitsaktionären der WCM AG („Minderheitsaktionäre“) anzubieten, ihre Aktien um Umtausch gegen neue Aktien der Gesellschaft einzureichen (das „Abfindungsangebot“).

Am 2. November 2017 hat die Gesellschaft die Akquisition des Nachbarschaftseinkaufszentrums in Unterwellenborn mit einem Gesamtinvestitionsvolumen von €13,3 Mio. vollzogen.

Am 2. November 2017 hat die Gesellschaft einen Kaufvertrag über die Einzelhandelsimmobilie Klenow-Tor in Rostock mit einer Gesamtmietfläche von rund 16.500 Quadratmetern mit einem Gesamtinvestitionsvolumen von €18,6 Mio. abgeschlossen. Die Immobilie ist fast vollständig vermietet und der Vollzug fand am 1. Januar 2018 statt.

Am 8. November 2017 hat die Gesellschaft einen Kaufvertrag über den Erwerb von 94,9 % der Anteile der PEREF Priscus S.à r.l. und der PEREF Verus S.à r.l., die gemeinsam das Onyx Portfolio bestehend aus 27 Einzelhandelsimmobilien mit einer Gesamtmietfläche von rund 60.631 Quadratmetern halten, abgeschlossen. Ausgehend vom Portfoliowert zum Datum der Unterzeichnung befinden sich 93,6 % dieser Immobilien in der Region „Westdeutschland“ der Assetklasse Einzelhandel von TLG und in Rheinland-Pfalz, während 6,4 % in der Region „Südost“ belegen sind. Das Gesamtinvestitionsvolumen beträgt €95,2 Mio. und der Vollzug ist am 18. Dezember 2017 erfolgt.

Am 22. Dezember 2017 hat die Gesellschaft einen Kaufvertrag für eine Büroimmobilie in der Theodor-Heuss-Anlage 12 in Mannheim mit einer Gesamtmietfläche von rund 25,390 Quadratmetern und einem Gesamtinvestitionsvolumen von €50,7 Mio. abgeschlossen. Es wird erwartet, dass der Vollzug im März 2018 stattfinden wird.

Am 18. Januar 2018 hat die Gesellschaft einen Kaufvertrag für eine Büroimmobilien in Eschborn mit einer Gesamtmietfläche von rund 7.800 Quadratmetern und einem Gesamtinvestitionsvolumen von €14,5 Mio. abgeschlossen. Es wird erwartet, dass der Vollzug im April 2018 stattfinden wird.

Zwischen dem 30. September 2017 und dem Datum dieses Prospekts hat die TLG 24 Immobilien mit einem Gesamtimmobilienwert von €34,1 Mio. veräußert. Zudem hatte sie zum Datum dieses Prospekts Verträge über die Veräußerung von acht weiteren Immobilien mit einem Gesamtimmobilienwert von €3,8 Mio. unterzeichnet.

Am 9. November 2017 hat die Gesellschaft 7.417.555 neue Aktien im Rahmen einer Privatplatzierung in Form eines beschleunigten Bookbuilding Verfahrens zu einem Preis von €19,70 je Aktie platziert. Die Durchführung der Kapitalerhöhung für die Ausgabe der neuen Aktien wurde am 13. November 2017 im Handelsregister des Amtsgerichts Charlottenburg, Deutschland, eingetragen, die neuen Aktien wurden am 14. November 2017 zum Handel am regulierten Markt der Frankfurter Wertpapierbörse mit weiteren Zulassungsfolgepflichten (Prime Standard) zugelassen und die Privatplatzierung wurde am 15. November 2017 vollzogen. TLG hat die Nettoerlöse aus der Privatplatzierung in Höhe von rund €144,6 Mio. für die Finanzierung weiterer Akquisitionen sowie für allgemeine Unternehmenszwecke verwendet.

Am 27. November 2017 hat die Gesellschaft unbesicherte, festverzinsliche Anleihen mit einem Nominalwert von insgesamt €400,0 Mio. und einer Stückelung von jeweils €100.000 begeben. Die Nettoerlöse aus der Ausgabe dieser Anleihen von rund €395,9 Mio. werden voraussichtlich verwendet (i) zur Rückzahlung und Refinanzierung von durch Grundsicherheiten besicherte Darlehen von TLG in einer Gesamthöhe von rund €300 Mio., um die Zinsaufwendungen von TLG zu senken, (ii) für künftige Akquisitionen unter Beibehaltung eines maximalen Net LTV von 45,0 % sowie (iii) für allgemeine Unternehmenszwecke. TLG hat bereits einen Teil der Erlöse aus der Begebung der Anleihe zur Refinanzierung von Finanzverbindlichkeiten in Höhe von insgesamt €298,1 Mio. verwendet.

Im Dezember 2017 hat die zuständige Steuerbehörde im Zusammenhang mit einer Steuerprüfung im Hinblick auf die zum 31. Dezember 2012 bis 2015 endenden Geschäftsjahre mitgeteilt, dass sie beabsichtigt, stille Reserven in Höhe von rund €239,8 Mio., die bei der Feststellung der Höhe des Untergangs von steuerlichen Verlustvorträgen, die im Rahmen von Anteilseignerwechseln in den zum 31. Dezember 2012 und 2013 endenden Geschäftsjahren verfallen sind, ermittelt wurden, anzuerkennen. Daher erwartet TLG, dass ihre Ertragsteuerlast in Zukunft erheblich niedriger sein wird und dass sie einen einmaligen Steuerertrag in Höhe von rund €73,0 Mio. im zum 31. Dezember 2017 endenden Geschäftsjahr aufgrund der Aktivierung von aktiven latenten Steuern aus erhaltenen steuerlichen Verlustvorträgen verzeichnen wird.

Am 29. Januar 2018 ist Frau Elisabeth Talma Stheeman als Mitglied des Aufsichtsrats der Gesellschaft zurückgetreten. Am 31. Januar 2018 ist Herr Frank D. Masuhr ebenfalls als Mitglied des Aufsichtsrats der Gesellschaft zurückgetreten. Die Gesellschaft erwartet, dass ihr Aufsichtsrat bald wieder aus einer vollen Zahl von sechs Mitgliedern bestehen wird, nachdem entweder eine Bestellung durch die Hauptversammlung der Gesellschaft oder eine gerichtliche Bestellung durch das zuständige Gericht erfolgt.

Mit Ausnahme der zuvor genannten Entwicklungen haben sich keine wesentlichen Änderungen der Finanzlage und Handelsposition, der finanziellen Leistung oder der Cashflows von TLG zwischen dem 30. September 2017 und dem Datum dieses Prospekts ergeben.

B.8	Ausgewählte wesentliche Pro-forma-Finanz-informationen.

Aufgrund des Vollzugs des Übernahmeangebots und des Erwerbs der Beteiligung an der WCM AG hat die Gesellschaft die folgenden Pro-Forma-Konzern-Finanzinformationen, bestehend aus Pro-Forma-Konzern-Gewinn- und Verlustrechnungen für die Zeiträume vom 1. Januar 2016 bis zum 31. Dezember 2016 und vom 1. Januar 2017 bis zum 30. September 2017 sowie einer Pro-Forma-Konzernbilanz zum 30. September 2017, ergänzt um Pro-Forma-Erläuterungen (zusammen die „Pro-Forma-Konzern-Finanzinformationen“), erstellt.

Der Zweck der Pro-Forma-Konzern-Finanzinformationen ist es, darzustellen, welche wesentlichen Auswirkungen der Vollzug des Übernahmeangebots, das Wirksamwerden des Beherrschungsvertrags sowie der Vollzug des Abfindungsangebots auf:

•     die Konzern-Gewinn- und Verlustrechnung basierend auf dem historischen Konzernabschluss der Gesellschaft für das zum 31. Dezember 2016 endende Geschäftsjahr gehabt hätte, wenn TLG bereits seit dem 1. Januar 2016 in der durch den Vollzug des Übernahmeangebots, das Wirksamwerden des Beherrschungsvertrags sowie den Vollzug des Abfindungsangebots geschaffenen Struktur bestanden hätte;

•     die Konzern-Gewinn- und Verlustrechnung basierend auf dem historischen verkürzten Konzernzwischenabschluss der Gesellschaft für den zum 30. September 2017 endenden Neunmonatszeitraum gehabt hätte, wenn TLG bereits seit dem 1. Januar 2016 in der durch den Vollzug des Übernahmeangebots, das Wirksamwerden des Beherrschungsvertrags sowie den Vollzug des Abfindungsangebots geschaffenen Struktur bestanden hätte; und

•     die Konzernbilanz zum 30. März 2017 des historischen verkürzten Konzernzwischenabschlusses der Gesellschaft für den zum 30. September 2017 endenden Neunmonatszeitraum gehabt hätte, wenn TLG zum 30. September 2017 in der durch den Vollzug des Übernahmeangebots, das Wirksamwerden des Beherrschungsvertrags sowie den Vollzug des Abfindungsangebots geschaffenen Struktur bestanden hätte.

Die Pro-Forma-Konzern-Finanzinformationen wurden ausschließlich zu illustrativen Zwecken erstellt. Da die Pro-Forma-Konzern-Finanzinformationen aufgrund ihrer Wesensart lediglich eine hypothetische Situation beschreiben und auf Annahmen basieren, spiegeln sie folglich nicht die tatsächliche Vermögens-, Finanz- und Ertragslage von TLG wider. Auch ist nicht beabsichtigt, dass sie die Vermögens-, Finanz- und Ertragslage von TLG zu einem zukünftigen Zeitpunkt prognostizieren. Die Pro-Forma-Konzern-Finanzinformationen sind nur in Verbindung mit dem Konzernabschluss der Gesellschaft für das zum 31. Dezember 2016 endende Geschäftsjahr und dem verkürzten Konzernzwischenabschluss der Gesellschaft für den zum 30. September 2017 endenden Neunmonatszeitraum aussagekräftig.

Aus rechentechnischen Gründen können sich in den Tabellen Rundungsdifferenzen zu den sich mathematisch exakt ergebenden Werten (Geldeinheiten, Prozentangaben etc.) ergeben.

Die Pro-Forma-Konzern-Finanzinformationen wurden in Übereinstimmung mit dem vom Institut der Wirtschaftsprüfer (IDW) herausgegebenen IDW Rechnungslegungshinweis: Erstellung von Pro-Forma-Konzern-Finanzinformationen (IDW RH HFA 1.004) erstellt.

Die erforderlichen Pro-Forma-Konzern-Anpassungen basieren auf verfügbaren Informationen, Schätzungen sowie bestimmten Annahmen, wie sie in den Pro-Forma-Erläuterungen zu den Pro-Forma-Konzern-Finanzinformationen beschrieben sind.

Die Pro-Forma-Konzern-Finanzinformationen wurden unter der Annahme erstellt, dass der Vollzug des Übernahmeangebots, einschließlich der Durchführung der erforderlichen Kapitalerhöhung, das Wirksamwerden des Beherrschungsvertrags sowie der Vollzug und die Annahme des Abfindungsangebots für 100% der von Minderheitsaktionären gehaltenen Aktien sowie die Durchführung der erforderlichen Kapitalerhöhung am 1. Januar 2016 (für die Pro-Forma-Konzern-Gewinn- und Verlustrechnungen) bzw. am 30. September 2017 (für die Pro-Forma-Konzernbilanz) stattgefunden haben.

Pro-Forma-Konzern-Gewinn- und Verlustrechnung für den Zeitraum vom 1. Januar 2016 bis zum 31. Dezember 2016

	Historische Finanzinformationen
	TLG	WCM	Summe	Pro-Forma- Anpassungen	Pro-Forma- Konzern- Gewinn- und Verlust- rechnung
	1. Januar 2016 bis 31. Dezember 2016 (in TEUR, sofern nicht anders angegeben)
Ergebnis aus Vermietung und Verpachtung	125.588	29.796	155.384		155.384
Erlöse aus der Objektbewirtschaftung	168.062	39.366	207.428		207.428
a) Mieterlöse	140.464	32.613	173.077		173.077
b) Erlöse aus der Weiterberechnung von Betriebskosten	23.662	6.753	30.415		30.415
c) Erlöse aus anderen Lieferungen und Leistungen	3.936	–	3.936		3.936
Aufwendungen aus der Objektbewirtschaftung	(42.474)	(9.570)	(52.044)		(52.044)
d) Aufwendungen aus Betriebskosten	(29.979)	(7.683)	(37.662)		(37.662)
e) Aufwendungen für Instandhaltung	(6.618)	(441)	(7.059)		(7.059)
f) Übrige Leistungen	(5.877)	(1.446)	(7.323)		(7.323)
Ergebnis aus der Bewertung der als Finanzinvestition gehaltenen Immobilien	39.860	29.213	69.073		69.073
Ergebnis aus der Veräußerung von als Finanzinvestition gehaltenen Immobilien	6.381	–	6.381		6.381
Ergebnis aus der Veräußerung von Vorratsimmobilien	10	799	809		809
a) Erlöse aus dem Verkauf von Vorratsimmobilien	11	7.040	7.051		7.051
b) Aufwand Buchwertabgang	(1)	(6.241)	(6.242)		(6.242)
Sonstige betriebliche Erträge	777	1.327	2.104		2.104
Personalaufwand	(11.261)	(4.575)	(15.836)		(15.836)
Planmäßige Abschreibungen	(561)	(1.086)	(1.647)		(1.647)
Sonstige betriebliche Aufwendungen	(7.140)	(12.725)	(19.865)	(15.832)	(35.697)

Ergebnis vor Zinsen und Steuern (EBIT)	153.654	42.747	196.401	(15.832)	180.569
Finanzerträge	313	361	674		674
Finanzaufwendungen	(25.650)	(8.220)	(33.870)	3.690	(30.180)
Ertrag/Aufwand aus der Bewertung derivativer Finanzinstrumente	299	–	299	–	299

Ergebnis vor Steuern	128.616	34.888	163.504	(12.142)	151.362
Steuern vom Einkommen und vom Ertrag	(34.507)	(17.048)	(51.555)	(1.509)	(53.064)

Konzernjahresergebnis	94.109	17.841	111.950	(13.652)	98.298
Vom Konzernjahresergebnis entfallen auf:
nicht beherrschende Anteile	111	1.042	1.153	(1.042)	111
die Anteilseigner des Mutterunternehmens	93.998	16.798	110.796	(12.610)	98.187
Ergebnis je Aktie (unverwässert) (in €)	1,39	0,13			1,08
Ergebnis je Aktie (verwässert) (in €)	1,39	0,13			1,08

Pro-Forma-Konzern-Gewinn- und Verlustrechnung für den Zeitraum vom 1. Januar 2017 bis zum 30. September 2017

	Historische Finanzinformationen
	TLG	WCM	Summe	Pro-Forma- Anpassungen	Pro-Forma- Konzern- Gewinn- und Verlust- rechnung
	1. Januar 2017 bis 30. September 2017 (in TEUR, sofern nicht anders angegeben)
Ergebnis aus Vermietung und Verpachtung	105.764	31.751	137.515		137.515
Erlöse aus der Objektbewirtschaftung	142.315	43.851	186.166		186.166
a) Mieterlöse	117.301	34.647	151.948		151.948
b) Erlöse aus der Weiterberechnung von Betriebskosten	23.312	9.204	32.516		32.516
c) Erlöse aus anderen Lieferungen und Leistungen	1.702	–	1.702		1.702
Aufwendungen aus der Objektbewirtschaftung	(36.551)	(12.100)	(48.651)		(48.651)
d) Aufwendungen aus Betriebskosten	(28.470)	(10.166)	(38.636)		(38.636)
e) Aufwendungen für Instandhaltung	(4.759)	(230)	(4.989)		(4.989)
f) Übrige Leistungen	(3.322)	(1.703)	(5.025)		(5.025)
Ergebnis aus der Bewertung der als Finanzinvestition gehaltenen Immobilien	128.089	18.482	146.571		146.571
Ergebnis aus der Veräußerung von als Finanzinvestition gehaltenen Immobilien	180	–	180		180
Ergebnis aus der Veräußerung von Vorratsimmobilien	169	99	268		268
a) Erlöse aus dem Verkauf von Vorratsimmobilien	95	2.177	2.272		2.272
b) Aufwand Buchwertabgang	74	(2.078)	(2.004)		(2.004)
Sonstige betriebliche Erträge	1.021	743	1.764		1.764
Personalaufwand	(8.294)	(5.510)	(13.804)		(13.804)
Planmäßige Abschreibungen	(357)	(354)	(711)		(711)
Sonstige betriebliche Aufwendungen	(13.564)	(14.396)	(27.960)	15.207	(12.753)

Ergebnis vor Zinsen und Steuern (EBIT)	213.008	30.816	243.824	15.207	259.030
Finanzerträge	178	349	527		527
Finanzaufwendungen	(31.836)	(8.185)	(40.021)	1.979	(38.041)
Ertrag/Aufwand aus der Bewertung derivativer Finanzinstrumente	4.873	–	4.873		4.873

Ergebnis vor Steuern	186.223	22.980	209.203	17.186	226.389
Steuern vom Einkommen und vom Ertrag	(57.725)	(13.328)	(71.053)	(1.132)	(72.185)

Konzernperiodenergebnis	128.497	9.652	138.149	16.054	154.204
Vom Konzernperiodenergebnis entfallen auf:
nicht beherrschende Anteile	–	1.570	1.570	(1.570)	–
die Anteilseigner des Mutterunternehmens	128.497	8.082	136.579	17.624	154.204
Ergebnis je Aktie (unverwässert) (in €)	1,75	0,06			1,59
Ergebnis je Aktie (verwässert) (in €)	1,75	0,06			1,58

Pro-Forma-Konzernbilanz zum 30. September 2017

	Historische Finanzinformationen
	TLG	WCM	Summe	Pro-Forma- Anpassungen	Pro-Forma- Konzernbilanz
	30. September 2017 (in TEUR)
A. Langfristige Vermögenswerte	2.410.664	815.799	3.226.463	187.635	3.414.098
Als Finanzinvestition gehaltene Immobilien	2.385.420	803.994	3.189.414	(3.848)	3.185.566
Anzahlungen auf als Finanzinvestition gehaltene Immobilien	966	53	1.019		1.019
Sachanlagen	6.659	942	7.601		7.601
Immaterielle Vermögenswerte	1.834	179	2.013	191.483	193.496
Sonstige langfristige finanzielle Vermögenswerte	5.845	9.375	15.220		15.220
Sonstige Vermögenswerte	9.940	410	10.350		10.350
Aktive latente Steuern	–	846	846		846
B. Kurzfristige Vermögenswerte	97.716	33.799	131.515	(6.694)	124.821
Vorräte	1.053	–	1.053		1.053
Forderungen aus Lieferungen und Leistungen	6.165	1.150	7.315		7.315
Forderungen aus Ertragsteuern	6	397	403		403
Sonstige kurzfristige finanzielle Vermögenswerte	1.904	1.356	3.260	595	3.855
Sonstige Forderungen und Vermögenswerte	7.706	3.107	10.813	(736)	10.076
Zahlungsmittel und Zahlungsmitteläquivalente	50.269	27.789	78.058	(6.553)	71.505
Zur Veräußerung gehaltene langfristige Vermögenswerte	30.613	–	30.613		30.613

Bilanzsumme Aktiva	2.508.380	849.598	3.357.978	180.941	3.538.919

A. Eigenkapital	1.200.507	303.799	1.504.306	157.120	1.661.426
Gezeichnetes Kapital	74.176	136.803	210.979	(113.011)	97.968
Kapitalrücklage	547.388	99.847	647.235	337.898	985.133
Gewinnrücklagen	584.241	67.149	651.390	(67.767)	583.623
Sonstige Rücklagen	(5.298)	–	(5.298)		(5.298)
B. Fremdkapital	1.307.873	545.799	1.853.672	23.821	1.877.493
I. Langfristige Verbindlichkeiten	1.203.865	458.736	1.662.601	20.584	1.683.185
Langfristige Verbindlichkeiten gegenüber Kreditinstituten	911.288	414.971	1.326.259	9.632	1.335.891
Pensionsverpflichtungen	8.213	–	8.213		8.213
Langfristige derivative Finanzinstrumente	5.715	–	5.715		5.715
Sonstige langfristige Verbindlichkeiten	5.729	20.317	26.046		26.046
Passive latente Steuern	272.920	23.447	296.367	10.952	307.319
II. Kurzfristige Verbindlichkeiten	104.008	87.063	191.071	3.237	194.309
Kurzfristige Verbindlichkeiten gegenüber Kreditinstituten	59.015	61.373	120.388	4.732	125.120
Verbindlichkeiten aus Lieferungen und Leistungen	24.695	8.610	33.305	(5.934)	27.371
Sonstige kurzfristige Rückstellungen	1.448	2.346	3.794		3.794
Steuerschulden	2.961	643	3.604		3.604
Sonstige kurzfristige Verbindlichkeiten	15.889	14.090	29.979	4.440	34.419

Bilanzsumme Passiva	2.508.380	849.598	3.357.978	180.941	3.538.919

B.9	Gewinnprognose oder-schätzung.

Die in diesem Prospekt enthaltene Schätzung der FFO von TLG für das zum 31. Dezember 2017 endende Geschäftsjahr basiert bereits auf der neuen Berechnungsmethodik für die FFO nach Steuern (siehe B.7). Auf Basis der neuen Definition und den im ungeprüften verkürzten Konzernzwischenabschluss der Gesellschaft für den zum 30. September 2017 endenden Neunmonatszeitraum enthaltenen Finanzinformationen, den im Rechnungswesen der Gesellschaft verbuchten Daten sowie den derzeitigen Kenntnissen über die Geschäftsentwicklungen des zum 31. Dezember 2017 endenden Geschäftsjahres und den Schätzungen des Managements der Gesellschaft im Hinblick auf vergangene Ereignisse und Handlungen schätzt die Gesellschaft, dass sich die FFO (zuvor als FFO nach Steuern bezeichnet) im zum 31. Dezember 2017 endenden Geschäftsjahr auf rund €102 Mio. beliefen.

B.10	Beschränkungen im Bestätigungsvermerk zu den historischen Finanz-informationen.	Entfällt. Die in diesem Prospekt enthaltenen geprüften historischen Abschlüsse wurden jeweils mit einem uneingeschränkten Bestätigungsvermerk versehen.

B.11	Nicht Ausreichen des Geschäfts-kapitals des Emittenten.	Entfällt. Die Gesellschaft ist der Ansicht, dass TLG in der Lage ist, diejenigen Zahlungsverpflichtungen, die in den nächsten zwölf Monaten ab dem Datum dieses Prospekts fällig werden, zu erfüllen.

C – Wertpapiere

C.1	Art und Gattung der angebotenen und/oder zum Handel zuzulassenden Wertpapiere.

Bis zu 5.000.000 neue, auf den Inhaber lautende Stückaktien der Gesellschaft, jeweils mit einem anteiligen Betrag am Grundkapital von €1,00 und voller Dividendenberechtigung ab dem 1. Januar 2017, die aus dem bedingten Kapital 2017/III der Gesellschaft ausgegeben werden (die „Abfindungsaktien“).

	Wertpapierkennung.	International Securities Identification Number (ISIN): DE000A12B8Z4

Wertpapierkennnummer (WKN): A12B8Z

Ticker Symbol: TLG

C.2	Währung der Wertpapieremission.	Euro.

C.3	Zahl der ausgegebenen und voll eingezahlten Aktien sowie Nennwert pro Aktie.	102.028.821 auf den Inhaber lautende Stückaktien, jeweils mit einem anteiligen Betrag am Grundkapital von €1,00. Das Grundkapital ist vollständig eingezahlt.

C.4	Mit den Wertpapieren verbundene Rechte.

Jede Aktie der Gesellschaft berechtigt zu einer Stimme in der Hauptversammlung der Gesellschaft. Es bestehen keine Stimmrechtsbeschränkungen. Die Abfindungsaktien werden mit voller Dividendenberechtigung für das zum 31. Dezember 2017 endende Geschäftsjahr ausgestattet sein und die gleichen Rechte haben, wie die bestehenden Aktien der Gesellschaft.

Soweit Minderheitsaktionäre ihre Aktien an der WCM AG nach Ablauf der Angebotsfrist (wie in E.3 definiert) im Einklang mit ihren gesetzlichen Rechten nach § 305 Aktiengesetz einreichen, gelten folgende Regelungen:

•     Sofern Minderheitsaktionäre ihre Aktien an der WCM AG gegen Abfindungsaktien eintauschen, bevor sie eine Dividende und/oder eine Zahlung unter der Garantiedividende für das zum 31. Dezember 2018 endende Geschäftsjahr oder nachfolgende Geschäftsjahre erhalten haben, sollen sie, soweit dies praktikabel und rechtlich zulässig ist, Abfindungsaktien erhalten, die an den Gewinnen der Gesellschaft ab Beginn des letzten Geschäftsjahrs partizipieren, das vor Schaffung dieser Abfindungsaktien abgelaufen ist.

•     Sofern Minderheitsaktionäre ihre Aktien an der WCM AG gegen Abfindungsaktien eintauschen, nachdem sie eine Dividende und/oder eine Zahlung der Garantiedividende für das zum 31. Dezember 2018 endende Geschäftsjahr oder nachfolgende Geschäftsjahre erhalten haben oder sofern es nicht praktikabel oder rechtlich zulässig ist, Abfindungsaktien zu gewähren, die wie vorstehend beschrieben an den Gewinnen partizipieren, sollen diese Minderheitsaktionäre Abfindungsaktien erhalten, die ab dem Beginn des Geschäftsjahres, in dem sie geschaffen werden, an den Gewinnen der Gesellschaft partizipieren.

C.5	Beschränkungen für die freie Übertragbarkeit der Wertpapiere.

Entfällt. Die Abfindungsaktien sind in Übereinstimmung mit den gesetzlichen Bestimmungen für Inhaberaktien frei übertragbar. Es bestehen keine Verfügungsverbote oder -beschränkungen hinsichtlich der Übertragbarkeit der Abfindungsaktien.

C.6	Antrag für die Zulassung zum Handel an einem geregelten Markt.

Der Antrag auf Zulassung der Abfindungsaktien zum Handel im Regulierten Markt der Frankfurter Wertpapierbörse mit gleichzeitiger Zulassung zum Teilbereich des Regulierten Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) wurde am 31. Januar 2018 gestellt. Die Zulassung zum Handel wird voraussichtlich am 12. Februar 2018 veröffentlicht werden. Der Handel an der Frankfurter Wertpapierbörse und die Einbeziehung der Abfindungsaktien in die bestehende Notierung der Aktien der Gesellschaft werden nach deren Ausgabe erfolgen. Für Abfindungsaktien, die mit einer Dividendenberechtigung ausgegeben werden, die von der Berechtigung anderer Aktien der Gesellschaft abweicht, wird möglicherweise eine abweichende Notierung zugeteilt. Diese Abfindungsaktien werden voraussichtlich nach Zahlung der Dividende für das jeweilige Geschäftsjahr in die bestehende Notierung der Aktien der Gesellschaft einbezogen.

C.7	Dividendenpolitik.

Die derzeitige Dividendenpolitik der Gesellschaft besteht darin, Dividenden in Höhe von mindestens 70 % ihrer jährlichen FFO (zuvor als FFO nach Steuern bezeichnet) auszuschütten, vorausgesetzt die Geschäftsentwicklung von TLG bleibt zumindest stabil. Die Gesellschaft beabsichtigt derzeit, eine Dividende im Einklang mit diesem Ziel für das zum 31. Dezember 2017 endende Geschäftsjahr auszuschütten.

D – Risiken

Eine Investition in die Aktien der Gesellschaft ist mit Risiken verbunden. Daher sollten Anleger die nachfolgend beschriebenen Risiken und andere in diesem Prospekt enthaltene Informationen sorgfältig durchsehen und prüfen. Der Eintritt von einem oder mehreren dieser Risiken, allein oder in Kombination mit anderen Umständen, könnte eine wesentliche negative Auswirkung auf die Vermögens-, Finanz- und Ertragslage sowie die Cashflows von TLG haben. Der Marktpreis der Aktien der Gesellschaft könnte bei Verwirklichung jedes einzelnen dieser Risiken fallen, sodass Anleger ihre Investition ganz oder teilweise verlieren können. Die folgenden Risiken könnten alleine oder zusammen mit weiteren Risiken und Unwägbarkeiten, die der Gesellschaft derzeit nicht bekannt sind oder die sie derzeit als unwesentlich erachtet, die Geschäfts-, Vermögens-, Finanz- und Ertragslage sowie die Cashflows von TLG erheblich beeinträchtigen.

Die Reihenfolge, in der die Risikofaktoren dargestellt sind, stellt weder eine Aussage über deren Eintrittswahrscheinlichkeit noch über die Bedeutung und Höhe der Risiken oder das Ausmaß eines möglichen Schadens auf die Geschäfts-, Vermögens-, Finanz-, und Ertragslage sowie die Cashflows von TLG dar. Die hier genannten Risiken können sich einzeln oder kumulativ verwirklichen.

D.1	Zentralen Risiken, die dem Emittenten oder seiner Branche eigen sind.	Markt- und geschäftsbezogene Risiken • Negative Entwicklungen der Konjunktur und der Gewerbeimmobilienmärkte in Deutschland könnten sich nachteilig auf TLG auswirken.

•   Eine Verschlechterung der wirtschaftlichen Bedingungen und des Geschäftsumfelds in den Kernmärkten von TLG, insbesondere negative demografische Entwicklungen, könnten sich nachteilig auf TLG auswirken.

• TLG ist möglicherweise nicht in der Lage, ihre Strategie des Wachstums durch Akquisitionen umzusetzen.

•   TLG ist möglicherweise nicht in der Lage, sämtliche mit erworbenen Immobilien bzw. Portfolios verbundene Risiken zu erkennen und könnte den Wert und/oder die Erträge derartiger Akquisitionen überschätzen.

• Ein zunehmender Wettbewerb im deutschen Gewerbeimmobilienmarkt könnte fallende Mieten oder rückläufige Renditen zur Folge haben.

• TLG könnte Haftungsansprüchen im Zusammenhang mit von ihr veräußerten Immobilien ausgesetzt sein.

•   Das Portfolio von TLG unterliegt gewissen Konzentrationsrisiken. Langfristige sozioökonomische Entwicklungen könnten sich nachteilig auf die Nachfrage nach Büro-, Einzelhandels- und Hotelimmobilien von TLG, die größten Mieter von TLG oder ihre wertvollsten Immobilien auswirken.

•   TLG ist möglicherweise nicht in der Lage, geeignete und solvente Mieter zu annehmbaren Bedingungen zu finden und zu halten. Zudem könnten bestehende Mieter ihren Zahlungsverpflichtungen nicht nachkommen. Leerstand könnte TLG überdies daran hindern, fixe Betriebskosten auf Mieter umzulegen.

• Indexierungsklauseln in den Mietverträgen von TLG könnten sich nachteilig auf die Mieteinnahmen von TLG auswirken.

•   Auf TLG könnten erhebliche unerwartete Instandhaltungs-, Reparatur- und Modernisierungskosten zukommen und das Unterlassen angemessener Instandhaltungsmaßnahmen könnte die Mieteinnahmen von TLG beeinträchtigen.

•   Die Pro-Forma-Konzern-Finanzinformationen der Gesellschaft dienen ausschließlich illustrativen Zwecken und geben keinen Hinweis auf die zukünftige Geschäftstätigkeit, die Vermögens-, Finanz- oder Ertragslage von TLG, die voraussichtlich wesentlich von den Pro-Forma-Konzern-Finanzinformationen abweichen werden.

Bewertungsrisiken

• Das Savills Gutachten und das C&W Gutachten sowie die Finanzinformationen, die in diesem Prospekt enthalten sind, reflektieren möglicherweise nicht den tatsächlichen Wert der bewerteten Immobilien.

•   TLG könnte verpflichtet sein, die gegenwärtigen Werte ihrer als Finanzinvestition gehaltenen Immobilien anzupassen oder ein niedrigeres Ergebnis aus der Bewertung der als Finanzinvestition gehaltenen Immobilien zu verbuchen und daher erhebliche Verluste ausweisen.

Finanzierungsrisiken

•   Die Fähigkeit von TLG, bestehende und zukünftige Schulden zu tilgen, könnte begrenzt sein und TLG kann neue Finanzierungsquellen möglicherweise gar nicht oder nur zu unattraktiven Bedingungen erschließen.

•   Sollte TLG Verpflichtungen aus ihren derzeitigen oder zukünftigen Finanzierungen verletzen, könnte sie gezwungen sein, Immobilien zu wirtschaftlich ungünstigen Bedingungen zu veräußern und ihre Gläubiger oder Sicherheitentreuhänder könnten wesentliche Sicherheiten pfänden und verwerten, was letztlich zur Insolvenz der Gesellschaft führen könnte.

Regulatorische, rechtliche und steuerliche Risiken

• Änderungen der allgemeinen regulatorischen Rahmenbedingungen in Deutschland könnten sich nachteilig auf TLG auswirken.

• TLG könnten Kosten im Zusammenhang mit Altlasten, einschließlich Kriegsmunition, Bodenverschmutzungen und Gefahrstoffen entstehen.

• Klauseln in den Mietverträgen von TLG könnten unwirksam sein und möglicherweise erfüllen einige dieser Verträge nicht die strengen Schriftformerfordernisse deutschen Rechts.

• TLG ist Risiken aus möglichen zukünftigen Rechtsstreitigkeiten ausgesetzt.

• Ein Anstieg der Steuerlast von TLG könnte sich nachteilig auf TLG auswirken.

Risiken im Zusammenhang mit der Integration von WCM

• Die Integration von WCM in TLG (die „Integration“) ist möglicherweise nicht erfolgreich oder verläuft nicht wie geplant oder könnte höhere Kosten oder unerwartete Kosten verursachen.

• Die durch die Integration erwarteten Synergieeffekte werden möglicherweise nicht vollständig oder überhaupt nicht erreicht oder durch unerwartet hohe Kosten aufgezehrt.

• Die Gesellschaft war möglicherweise nicht in der Lage, alle Risiken im Zusammenhang mit der Akquisition von WCM richtig zu identifizieren und zu bewerten.

• Die Akquisition von WCM könnte zu negativen steuerlichen Konsequenzen geführt haben.

•   Minderheitsaktionäre könnten zukünftig für die Integration verordnete Maßnahmen verzögern oder verhindern oder eine Erhöhung des Umtauschverhältnisses (wie in E.3 definiert) und/oder der Garantiedividende nach dem Beherrschungsvertrag erzwingen.

D.3	Zentrale Risiken, die den Wertpapieren eigen sind.

Risiken in Bezug auf die Aktien der Gesellschaft

•   Minderheitsaktionäre, die das Abfindungsangebot annehmen, werden nicht länger zum Erhalt von Garantiedividenden unter dem Beherrschungsvertrag berechtigt sein und ihre individuelle Steuersituation könnte durch eine solche Annahme beeinträchtigt werden.

• Zukünftige Kapitalmaßnahmen könnten zu einer erheblichen Verwässerung führen (d.h. zu einer Reduzierung des Werts der Beteiligung der bestehenden Aktionäre an der Gesellschaft).

• Zukünftige Verkäufe von Aktien der Gesellschaft durch einen Großaktionär könnten den Aktienkurs drücken.

• Der Aktienkurs und das Handelsvolumen der Aktien der Gesellschaft können erheblich schwanken, was zu erheblichen Verlusten führen kann.

•   Die Fähigkeit der Gesellschaft, Dividenden auszuschütten, ist von einer Vielzahl von Faktoren abhängig. Vergangene Dividendenausschüttungen sind kein Indiz für zukünftige Dividendenausschüttungen. Zudem könnte sich die Dividendenpolitik der Gesellschaft ändern.

E – Angebot

E.1	Gesamtnettoerlöse.	Entfällt. Da das Abfindungsangebot ein Umtauschangebot ist, wird die Gesellschaft keine Erlöse aus dem Abfindungsangebot erhalten.

Geschätzte Gesamtkosten der Emission/des Angebots.

Die Gesellschaft erwartet, dass die von TLG im Zusammenhang mit dem Abfindungsangebot zu tragenden Gesamtkosten (Rechtsberatungs- und Bankenhonorare sowie andere Gebühren und Kosten) €1,5 Mio. nicht übersteigen werden.

Geschätzte Kosten, die dem Anleger in Rechnung gestellt werden

Weder die Gesellschaft, noch die DZ BANK oder die Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Deutschland (die „Abwickelnde Bank“), in ihrer Funktion Abwickelnde Bank im Hinblick auf das Abfindungsangebot werden irgendwelche dieser Kosten Minderheitsaktionären, die das Abfindungsangebot annehmen, in Rechnung stellen.

Die Gesellschaft und die Abwickelnde Bank haben Schritte unternommen, um zu ermöglichen, dass die Annahme des Abfindungsangebots für Minderheitsaktionäre, die ihre Aktien durch eine inländische Depotbank halten, frei von Gebühren und Kosten ist (mit Ausnahme der Kosten für die Übermittlung der Annahmeerklärung an die jeweilige Depotbank). Zu diesem Zweck wird die Gesellschaft den Depotbanken eine marktübliche Provision zahlen, über welche die Depotbanken gesondert informiert werden. Etwaige zusätzliche Gebühren und Kosten, die von Depotbanken oder ausländischen Wertpapierdienstleistern erhoben werden, sind jedoch von den jeweiligen Minderheitsaktionären zu tragen.

E.2a	Gründe für das Angebot.

Nach dem Beherrschungsvertrag garantiert die Gesellschaft, dass Minderheitsaktionäre, die das Abfindungsangebot nicht annehmen möchten, während der Dauer des Beherrschungsvertrags eine feste jährliche Zahlung in Form einer Garantiedividende erhalten werden, die zum ersten Mal in Bezug auf das zum 31. Dezember 2018 endende Geschäftsjahr zu zahlen ist. Mit Wirksamkeit des Beherrschungsvertrags ist die Gesellschaft zudem gemäß § 305 Aktiengesetz verpflichtet, den Minderheitsaktionären anzubieten, ihre Aktien in der WCM AG im Tausch gegen Abfindungsaktien unter diesem Abfindungsangebot einzureichen. Um ihre rechtlichen Pflichten zu erfüllen, hat die Gesellschaft in § 5 Abs. 1 des Beherrschungsvertrags zugestimmt, dass die Gesellschaft während der Angebotsfrist (wie in E.3 definiert) alle Aktien an der WCM AG, die von einem Minderheitsaktionär gehalten werden, auf Verlangen eines solchen Minderheitsaktionärs gegen Ausgabe einer entsprechenden Anzahl von Abfindungsaktien erwerben wird. Dieses Abfindungsangebot ermöglicht es der Gesellschaft somit, ihren Verpflichtungen nach dem Beherrschungsvertrag nachzukommen.

	Zweckbestimmung der Erlöse, geschätzte Nettoerlöse.	Entfällt. Da das Abfindungsangebot ein Umtauschangebot ist, wird die Gesellschaft keine Erlöse aus dem Abfindungsangebot erhalten.

E.3	Angebotskonditionen.

Das Abfindungsangebot besteht aus einem öffentlichen Angebot von 3.356.040 Abfindungsaktien in Deutschland und Luxemburg während der Angebotsfrist. Die Abfindungsaktien dienen als Gegenleistung im Rahmen des Abfindungsangebots an die Minderheitsaktionäre und werden durch eine Kapitalerhöhung aus dem genehmigten Kapital 2017/III der Gesellschaft, welche die Hauptversammlung der Gesellschaft am 22. November 2017 beschlossen hat, gegen Einbringung von 23 Aktien der WCM AG im Tausch gegen 4 Abfindungsaktien geschaffen werden.

Gemäß § 305 Aktiengesetz haben Minderheitsaktionäre, die ihre Aktien an der WCM AG nicht im Rahmen der Angebotsfrist umtauschen, sofern ein Spruchverfahren nach dem Spruchverfahrensgesetz eingeleitet wird, das Recht, ihre Aktien zu den gleichen Bedingungen wie im Abfindungsangebot gegen Abfindungsaktien einzutauschen oder ggf. entsprechend der Anpassung im Rahmen eines Spruchverfahrens oder aufgrund eines Vergleichs im Rahmen oder im Zusammenhang mit einem solchen Verfahren und dies bis zu zwei Monate nachdem die ursprüngliche Entscheidung im Hinblick auf den letzten Antrag auf ein Spruchverfahren im Bundesanzeiger veröffentlicht worden ist.

Wichtige Hinweise

Das Abfindungsangebot wird nur wirksam, wenn die Veröffentlichung der Eintragung des Beherrschungsvertrags im Handelsregister am Sitz der WCM AG (d.h. dem Handelsregister des Amtsgerichts Frankfurt am Main, Deutschland) gemäß § 10 HGB bekanntgemacht wurde, was für den 9. Februar 2018 erwartet wird.

Sofern Minderheitsaktionäre berechtigt wären, auf Basis des Umtauschverhältnisses von 23 Aktien der WCM AG für 4 Abfindungsaktien (das „Umtauschverhältnis“) Bruchteile von Abfindungsaktien („Aktienspitzen“) zu erhalten, werden diese Minderheitsaktionäre eine Barabfindung für diese Aktienspitzen erhalten.

Angebotsfrist

Die Angebotsfrist für das Abfindungsangebot beginnt voraussichtlich am 9. Februar 2018 und würde dann, ohne Beschränkung der Rechte von Minderheitsaktionären nach § 305 Abs. 4 Satz 3 Aktiengesetz, am 9. April 2019 um 24:00 Uhr (Mitternacht) (Mitteleuropäische Sommerzeit) enden (die „Angebotsfrist“).

Minderheitsaktionäre, die das Angebot annehmen wollen, müssen eine schriftliche Annahmeerklärung einreichen, die ihrer jeweiligen Depotbank innerhalb der Angebotsfrist zugehen muss. Das Abfindungsangebot kann nach Ablauf der Angebotsfrist nicht mehr angenommen werden, was nicht die Rechte Minderheitsaktionären nach § 305 Abs. 4 Satz 3 Aktiengesetz beschränken soll.

Abwicklung des Abfindungsangebots

Nach dem Beherrschungsvertrag können Minderheitsaktionäre das von der Gesellschaft gemäß § 305 Aktiengesetz unterbreitete Abfindungsangebot annehmen, indem sie das Abfindungsangebot zum Umtauschverhältnis von 23 Aktien der WCM AG für 4 Abfindungsaktien annehmen.

Aufgrund der Tatsache, dass sie bereits Abfindungszahlungen in Form einer Garantiedividende akzeptiert haben, verlieren Minderheitsaktionäre nicht das Recht, ihre Aktien einzureichen.

Abfindungsaktien werden den Minderheitsaktionären, die das Abfindungsangebot annehmen, in Form von Miteigentumsrechten an den bei der Clearstream Banking Aktiengesellschaft, Mergenthalerallee 61, 65760 Eschborn, Deutschland (“Clearstream”), verwahrten Globalurkunden übertragen. Die im Rahmen des Abfindungsangebots gezeichneten Abfindungsaktien werden den Depots der ehemaligen Aktionäre der WCM AG voraussichtlich im Wege der Einbuchung durch Clearstream gutgeschrieben. Minderheitsaktionäre können von ihren Depotbanken Informationen über die tatsächliche Übertragung der Abfindungsaktien im Rahmen des Abfindungsangebots erhalten. Der Handel mit Abfindungsaktien wird nicht beginnen, bevor diese Abfindungsaktien nicht dem Wertpapierdepot des jeweiligen ehemaligen Aktionärs der WCM AG bei der jeweiligen Depotbank gutgeschrieben worden sind.

Nach der Satzung der Gesellschaft haben die Aktionäre kein Recht auf den Erhalt von Einzelurkunden über Aktien.

Die Abgeltung von Aktienspitzen erfolgt in bar. Um diese Barabfindung zur Verfügung zu stellen, werden die den einzelnen Minderheitsaktionären zustehenden Aktienspitzen zu ganzen Abfindungsaktien für alle Aktien, die zu einem bestimmten Zeitpunkt ausgegeben werden, zusammengelegt und die daraus entstehenden Abfindungsaktien werden von der Abwickelnden Bank über die Börse veräußert. Inhaber von Aktienspitzen erhalten eine Barabfindung, die ihrem Anteil an den Erlösen aus der Veräußerung der durch ihre Aktienspitzen geschaffenen Abfindungsaktien entspricht. Soweit durch die Zusammenlegung von Aktienspitzen in einer Abwicklungsrunde keine ganzen Abfindungsaktien entstehen, wird die Abwickelnde Bank hierfür eine Barabfindung zahlen, die dem anteiligen XETRA-Schlusskurs der Aktien der Gesellschaft (oder einem entsprechenden Nachfolgesystem) zwei Tage vor der Gutschrift des Barbetrags durch die Abwickelnde Bank entspricht.

Mit Wirksamkeit des Beherrschungsvertrags und der nachfolgenden Bekanntmachung der spezifischen Details im Hinblick auf die Ausführung des Abfindungsangebots im Bundesanzeiger werden die Minderheitsaktionäre über ihre jeweiligen Depotbanken vom Abfindungsangebot informiert. Die Gesellschaft und die Abwickelnde Bank haben Schritte unternommen, um zu ermöglichen, dass die Übertragung der Aktien der WCM AG auf die Gesellschaft als Teil der Annahme des Abfindungsangebots für Minderheitsaktionäre kostenfrei ist, sofern sie diese Aktien auf einem inländischen Wertpapierdepot halten.

E.4	Für die Emission/das Angebot wesentliche Beteiligungen.

Die DZ BANK wird für die von ihr im Rahmen der Zulassung der Aktien der Gesellschaft und des Abfindungsangebots erbrachten Leistungen ein Honorar in Höhe von €320.000,00 zuzüglich Mehrwertsteuer von der Gesellschaft erhalten.

Nach der Abwicklungsvereinbarung zwischen der Gesellschaft und der Abwickelnden Bank wird die Gesellschaft der Abwickelnden Bank ein marktübliches festes Honorar für ihre Dienste als Abwickelnde Bank zahlen. Dieses Honorar kann sich erhöhen, wenn die Einleitung eines Spruchverfahrens dazu führt, dass die Abwickelnde Bank weitere Leistungen erbringt.

	Interessenskonflikte.	Entfällt. Es gibt keine Interessenskonflikte.

E.5	Name der Person/des Unternehmens, die/das das Wertpapier zum Verkauf anbietet.	Die Abfindungsaktien werden von der Gesellschaft angeboten.

	Lock-up-Vereinbarungen.	Entfällt. Die Gesellschaft unterliegt keinen Lock-up-Vereinbarungen.

E.6	Betrag und Prozentsatz der aus dem Angebot resultierenden unmittelbaren Verwässerung.

Das Abfindungsangebot sieht die Ausgabe von neuen Aktien der Gesellschaft vor. Vor dem Abfindungsangebot betrug der Nettobuchwert je Aktie der Gesellschaft zum 30. September 2017 €16,18 (basierend auf 74.175.558 ausgegebenen Aktien der Gesellschaft zu diesem Stichtag). Zum 30. September 2017 belief sich der Nettobuchwert je Aktie der WCM AG auf €2,30 (basierend auf 136.802.522 ausgegebenen Aktien der WCM AG zu diesem Stichtag).

Die Berechnung der sich aus dem Abfindungsangebot ergebenden Verwässerung basiert auf folgenden Annahmen:

• Zum 30. September 2017 standen 74.175.558 Aktien der Gesellschaft sowie 136.802.552 Aktien der WCM AG aus.

• Im Rahmen des Vollzugs des Übernahmeangebots hat die Gesellschaft 20.435.708 neue Aktien an ehemalige Aktionäre der WCM AG im Tausch gegen 117.505.327 Aktien der WCM AG ausgegeben.

•   Die Anschaffungskosten der Gesellschaft für das Übernahmeangebot belaufen sich auf rund €397,1 Mio. ausgehend vom Wert der 20.435.708 Aktien der Gesellschaft, die im Tausch gegen die Aktien der WCM AG, die im Rahmen des Übernahmeangebots eingereicht wurden, ausgegeben werden, wobei jede dieser Aktien mit €19,43 bewertet wird, was dem XETRA-Schlusskurs der Aktien der Gesellschaft am 6. Oktober 2017 entspricht. Zusätzlich zu diese Anschaffungskosten sind TLG im Zusammenhang mit dem Übernahmeangebot weitere Kosten (Rechtsberatungs- und Bankenhonorare sowie andere Gebühren und Kosten) in Höhe von €8,0 Mio. entstanden.

• Im Rahmen einer Privatplatzierung im November 2017 hat die Gesellschaft 7.417.555 neue Aktien gegen Bareinlagen und Nettoerlöse in Höhe von €144,6 Mio. aus dieser Privatplatzierung erhalten.

• Nach dem Vollzug des Übernahmeangebots hält die Gesellschaft 117.505.327 Aktien der WCM AG, während die verbleibenden 19.297.225 Aktien der WCM AG von Minderheitsaktionären gehalten werden.

• Die Minderheitsaktionäre nehmen das Abfindungsangebot für alle 19.297.225 von ihnen gehaltenen Aktien der WCM AG an.

•   Bei Vollzug des Abfindungsangebots werden alle 19.297.225 Aktien der WCM AG, die im Rahmen des Abfindungsangebots eingereicht wurden, in die Gesellschaft als Sacheinlage gegen Ausgabe von 3.356.040 Abfindungsaktien eingebracht (dies entspricht einem Umtauschverhältnis von 4 Abfindungsaktien für je 23 Aktien der WCM AG (bzw. 5,75 Aktien der WCM AG je Abfindungsaktie)).

•   Die Anschaffungskosten der Gesellschaft für das Abfindungsangebot belaufen sich auf rund €75,2 Mio. ausgehend vom Wert der 3.356.040 Abfindungsaktien, die im Tausch gegen die Aktien der WCM AG, die im Rahmen des Abfindungsangebots eingereicht wurden, ausgegeben werden, wobei jede dieser Abfindungsaktien mit €22,42 bewertet wird, was dem XETRA-Schlusskurs der Aktien der Gesellschaft am 2. Februar 2018 entspricht. Zusätzlich zu diesen Anschaffungskosten sind TLG im Zusammenhang mit dem Abfindungsangebot weitere Kosten (Rechtsberatungs- und Bankenhonorare sowie andere Gebühren und Kosten) in Höhe von €1,5 Mio. entstanden.

• Es ergeben sich keine Steuereffekte oder Effekte aus nicht beherrschenden Anteilen.

Basierend auf diesen Annahmen erhöht sich der Nettobuchwert der Gesellschaft nach dem Vollzug des Abfindungsangebots von rund €1.734,2 Mio. unmittelbar vor Vollzug des Abfindungsangebots um rund €73,7 Mio. auf rund €1.807,9 Mio. und die Anzahl der Aktien der Gesellschaft erhöht sich von 102.028.821 Aktien unmittelbar vor Vollzug des Abfindungsangebots auf 105.384.861 Aktien. Der Nettobuchwert je Aktie der Gesellschaft erhöht sich nach dem Vollzug des Abfindungsangebots von €17,00 unmittelbar vor Vollzug des Abfindungsangebots um €0,16 oder 0,9 % auf €17,16.

E.7	Ausgaben, die dem Anleger vom Emittenten oder Anbieter in Rechnung gestellt werden.

Entfällt. Die Gesellschaft und die Abwickelnde Bank haben Schritte unternommen, um zu ermöglichen, dass die Annahme des Abfindungsangebots für Minderheitsaktionäre, die ihre Aktien durch eine inländische Depotbank halten, frei von Gebühren und Kosten ist (mit Ausnahme der Kosten für die Übermittlung der Annahmeerklärung an die jeweilige Depotbank). Zu diesem Zweck wird die Gesellschaft den Depotbanken eine marktübliche Provision zahlen, über welche die Depotbanken gesondert informiert werden. Etwaige zusätzliche Gebühren und Kosten, die von Depotbanken oder ausländischen Wertpapierdienstleistern erhoben werden, sind jedoch von den jeweiligen Minderheitsaktionären zu tragen.

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1.     RISK FACTORS

Before deciding to invest in shares of TLG IMMOBILIEN AG (the “Company” and, together with its consolidated subsidiaries at the respective time, “TLG”), investors should carefully review and consider the following risks and other information contained in this prospectus (the “Prospectus”). The occurrence of one or more of these risks, individually or in combination with other circumstances, could have a material adverse effect on the net assets, financial condition, results of operations and cash flows of TLG. The market price of the Company’s shares could fall if any of these risks were to materialize, in which case investors could lose some or all of their investment. The following risks, alone or together with additional risks and uncertainties not currently known to the Company, or that the Company might currently deem immaterial, could materially adversely affect TLG’s business, net assets, financial condition, results of operations and cash flows.

The order in which the risks are presented is not an indication of the likelihood of the risks actually materializing or the significance or degree of the risks or the scope of any potential harm to TLG’s business, net assets, financial condition, results of operations or cash flows. The risks mentioned herein may materialize individually or cumulatively.

1.1	Market- and Business-related Risks

1.1.1	TLG could be adversely affected by negative developments in the German economy and commercial real estate markets.

TLG and its recently acquired subsidiary WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft (“WCM AG” and, together with its consolidated subsidiaries, “WCM”) are active in the German commercial real estate markets, focusing on retail and office properties and, to a lesser extent, also hotel properties. All properties of TLG and WCM (prior to the completion of the Takeover Offer on October 6, 2017 as if a group comprising TLG and WCM had already existed at this point in time in aggregate, the “Combined Group”) are located in Germany, with the majority currently being located in Berlin, Hesse and eastern Germany.

Commercial real estate markets are susceptible to changes in the overall economy, and therefore volatile. Thus, factors that directly or indirectly affect the overall economy also impact supply and demand for commercial real estate and thereby influence market prices of commercial real estate, rent levels and vacancy rates. TLG’s business is therefore highly dependent on macroeconomic and political developments, including changes in legislation, as well as other general trends affecting Germany. As an export-driven economy, Germany itself is affected by the development of the world economy in general and the Eurozone in particular.

Numerous factors are currently contributing to the considerable uncertainty concerning the economic situation going forward. In the United States of America (the “United States”), the future agenda of the new president and whether he will be able to successfully implement it remain uncertain. In Europe, potential future changes to monetary policy, renewed doubts about the future of the Eurozone (as well as questions about the European Union more generally in the wake of the United Kingdom’s “Brexit” referendum and currently stalling negotiations with the European Union), political uncertainty arising from populist movements, insufficient deleveraging in the private and public sectors, a halt in implementing structural and financial reforms, ongoing effects of, and proceedings related to, the subprime mortgage crisis and an elevated level of political uncertainty, in particular following recent federal elections in Germany, could adversely affect TLG’s operations. Should an economic contraction or a protracted period of stagnation occur, monetary policymakers in Europe and the United States have few tools left to combat these developments.

One of the tools used to support economic development in the past was a lowering of interest rates. While low interest rates have generally not led to the desired levels of inflation, they have benefitted the Eurozone economies and supported demand for real estate, including commercial real estate, particularly as a result of the availability of inexpensive financing. The benign interest rate environment has also had a positive impact on real estate valuations, as it tends to result in an increase of the value of future cash flows. Should the overall economy growth accelerate, particularly if this growth leads to tightening in the labor market, the European Central Bank could become more vigilant with regards to inflationary pressures and begin a cycle of monetary tightening, including through progressive increases in base interest rates. This process is already underway in the United States and interest rate increases in the United States may put additional pressure on the European Central Bank to tighten its monetary policy. In the event that interest rates were to increase significantly in future periods, the value of commercial real estate could be adversely affected due to increases in the discount rate and a reduction in the availability of attractive financing options. Any such decline in the value of, or demand for, commercial real estate would generally also have an adverse effect on TLG.

While the long-term nature of many of TLG’s lease agreements provides some protection against a general decline in rent levels, it may also prevent TLG from increasing its rental income in line with rental growth in the overall commercial real estate market if rent levels were to rise.

Macroeconomic and political developments and other general trends in Germany could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.1.2	TLG could be adversely affected by a deterioration of the economic conditions and business environment in its key markets, in particular, negative demographic trends.

Based on aggregate portfolio value as of September 30, 2017, the majority of the aggregate portfolio of the Combined Group was located in Berlin (32.0%), eastern Germany (44.0%), and Hesse, (16.8%), in particular in Frankfurt am Main. Regional economic and political developments, as well as other trends in these regions therefore have a significant impact on the demand for TLG’s commercial real estate and the rents that it is, and will be, able to achieve, as well as on the valuation of its properties. Such local developments may differ considerably from overall developments in Germany.

For example, eastern Germany’s regional centers lagged behind western Germany’s in terms of absolute economic performance and consumer purchasing power in the past. While some cities and regions in eastern Germany have seen decreasing unemployment rates and growing purchasing power in recent years, there is no guarantee that this trend will continue. In addition, negative demographic trends could lead to a decline in population levels in eastern German cities and regions, particularly among younger segments of the active working population, which could reduce demand for commercial real estate, and thereby adversely affect rental income for TLG’s properties in eastern Germany. By comparison, Frankfurt am Main has benefited from positive demographic developments in recent years, but has traditionally seen comparably high vacancy rates, which could adversely affect rental income for TLG’s properties located in Frankfurt am Main.

Negative regional economic and political developments as well as other trends in TLG’s key markets could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations and cash flows.

1.1.3	TLG may not be able to implement its strategy of growing through acquisitions.

TLG constantly screens the market for assets and selective acquisition opportunities that best fit its geographic and property type focus and which it expects to provide particularly attractive long-term returns and a potential for value creation. TLG’s acquisition activities mainly focus on office properties located in A and B cities in Germany (i.e., Germany’s largest cities and larger regional cities) with favorable economic characteristics. In addition, TLG targets larger retail properties and portfolios in attractive micro-locations (i.e., lack of competition within the relevant catchment area), preferably properties suitable for major food retail chains.

TLG will only pursue acquisitions if it considers the prices for the respective properties and portfolios reasonable. Given its clear focus on office, retail and, to a lesser extent, hotel properties, a large number of the available commercial real estate properties do not meet TLG’s portfolio criteria. In addition, a number of factors beyond TLG’s control (e.g., the overall development of commercial real estate markets, building activity and planning laws) influence the availability of office, retail and hotel properties. A lack of attractive acquisition opportunities could drive up prices for the type of properties and portfolios TLG seeks to acquire. Thus, TLG may be unable to deploy its financial means in a timely manner, or at all, and might therefore be unable to achieve a satisfactory return on its capital.

Given the currently strong demand for commercial real estate in Germany, there is fierce competition for commercial real estate, and portfolios and attractive acquisition opportunities may be unavailable or available only on unfavorable terms (e.g., at higher prices and lower yields). Competitors with acquisition strategies similar to TLG’s may possess greater financial resources and lower costs of capital than TLG and may therefore be able to offer higher prices.

TLG intends to finance acquisitions at least partially through additional debt while generally aiming to maintain a maximum long-term net loan to value ratio (“Net LTV”) of 45%. The availability and terms of debt financing available to TLG depend on a number of factors, in particular interest rate levels and the overall state of the financial markets. Rising interest rates or a market crisis could therefore limit TLG’s ability to obtain acquisition financing at acceptable terms or any financing at all. This could limit the prices that TLG is able to offer when acquiring additional properties and portfolios or prevent such acquisitions. In order to maintain its Net LTV, TLG may also seek to raise additional equity. There is no guarantee that there will be sufficient demand for new shares of the Company and thus sufficient equity to finance contemplated acquisitions may not be available.

Any inability to acquire properties or portfolios could impair TLG’s strategy to capture external growth opportunities by growing its portfolio of office, retail and hotel properties and to capitalize on economies of scale, and could thus have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.1.4	TLG may be unable to identify all risks associated with properties or portfolios it acquires and may overestimate the value and/or financial performance of such acquisitions.

TLG generally conducts a thorough due diligence investigation of properties and portfolios it intends to acquire. Due to a need for quick reaction to attractive opportunities and constraints imposed by the sellers, TLG may, however, in some cases only be able to conduct a limited due diligence investigation. Accordingly, TLG may not always be in a position to examine all risks associated with acquisitions. For example, TLG may not be able to assess whether the original owners of the properties (and their successors, if any) have obtained, maintained or renewed all required permits, satisfied all permit conditions, received all necessary licenses, as well as fire and safety certificates and satisfied all other requirements. In addition, the properties may suffer from hidden defects or damages. Moreover, TLG may not be in a position to carry out all follow-up investigations, inspections and appraisals (or to obtain the results of such inquiries). Accordingly, in the course of the acquisition of properties or portfolios, specific risks may not be, or might not have been, recognized, evaluated and addressed correctly. Legal and/or economic liabilities may be, or might have been, overlooked or misjudged. In particular, real estate transfer tax (Grunderwerbsteuer (“RETT”)) may inadvertently be, or have been, triggered in the course of such acquisitions of real estate.

Although sellers typically make various warranties in the purchase agreements that TLG enters into in connection with acquisitions of real estate, these warranties may not cover all risks or fail to sufficiently cover such risks. In addition, warranty claims may be unenforceable due to a seller’s insolvency or for other reasons. In some cases, a seller may make no representation or warranty as to the sufficiency and correctness of the information made available in the context of a due diligence investigation, or as to whether such information remains correct between the conclusion of the due diligence investigation and the closing of the respective acquisition.

Furthermore, TLG could overestimate the earnings potential and potential synergies from acquisitions, in particular in the case of acquisitions of portfolios, underestimate the rental and cost risks, including expected demand from tenants for the respective property or portfolio, and consequently pay a purchase price that exceeds a property’s or portfolio’s actual value. In addition, properties and portfolios could be inaccurately appraised for other reasons, even if TLG were to acquire them on the basis of valuation reports and due diligence investigations. Therefore, neither a particular cash flow from rentals, nor, if applicable, a certain price upon resale can be guaranteed with respect to acquired properties and portfolios.

Any failure to assess the value and risks associated with properties or portfolios it acquires could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.1.5	Increasing competition in the German commercial real estate markets could lead to falling rent levels or a compression of yields.

TLG is exposed to competition in all aspects of its real estate business (i.e., the purchase, modernization, development, letting and sale of real estate). Such competition in the real estate market may cause an oversupply of real estate available for rent, especially of office properties, resulting in competition for tenants and decreasing rents, and have a material adverse effect on TLG’s ability to find and retain suitable and solvent tenants and to achieve appropriate rents.

Competition for tenants in the German real estate market is already significant and constantly increases. TLG faces competition from local and international real estate companies in all of the regions where it is active. TLG competes with other real estate companies, as well as investment funds, institutional investors, building contractors and individual owners of properties to attract and retain suitable tenants on favorable conditions. Competitors may be able to offer tenants newer and more cost-efficient buildings at attractive prices, any of which could reduce TLG’s ability to attract or retain suitable tenants (see also “1.1.9 TLG may be unable to find or retain suitable and solvent tenants on acceptable terms and existing tenants may be unable to meet their payment obligations. Vacancies may also prevent TLG from passing on fixed operating costs to tenants.”). This risk is particularly relevant with respect to tenants who have a significant bargaining power (see “1.1.8 TLG’s portfolio bears certain concentration risks. Long-term socioeconomic trends could adversely affect demand for TLG’s office, retail and hotel properties, or negatively affect TLG’s major tenants and its most valuable properties.”).

The occurrence of any one or more of the aforementioned risks could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.1.6	TLG may face risks related to development activities and development activities intended in the future may not be possible.

While TLG does not currently engage in any significant construction activities with respect to the development of new properties, it has retained the experience and capacity for value-enhancing developments and may choose to do so selectively whenever it identifies attractive opportunities within the current portfolio. Such developments, which are typically long-term in nature, would involve numerous risks, including cost overruns, which may result in projects becoming unprofitable, and changes in the economic environment, which may lead to insolvencies among the subcontractors or other third parties on which TLG depends for such projects or may make it difficult or impossible to fully lease projects upon completion.

Furthermore, the ability to develop or re-develop certain properties depends on the land-use regulation applicable to the respective property, in particular local development plans (Bebauungspläne). For example, the relevant planning rules applicable to the office property located on Alexanderstraße 1, 3, 5, as well as the neighboring restaurant property in Karl-Liebknecht-Straße 30 in Berlin currently allow for an increase of the overall building size from approximately 55,900 square meters to up to 149,500 square meters. TLG has secured this building right through a preliminary building permit (Bauvorbescheid) until 2019. Furthermore, TLG is currently involved in advanced negotiations regarding the signing of a joint-venture agreement for a development project relating thereto. However, there is no guarantee that this agreement will actually be signed and even if signing does occur, both parties may not develop these properties as envisaged today. In addition, local agencies and their respective political authorities might attempt to influence the nature and extent of future buildings during the planning and permit process. In this case, TLG may be unable to realize or fully realize the potential of this location, which would affect the rental income generated through a potential development and may therefore affect the economic viability of such developments.

Any of the aforementioned risks could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.1.7	TLG could be subject to liability claims in connection with sold properties.

In recent years, TLG and WCM have sold a large number of properties and TLG plans to continue to sell properties from its existing portfolio. In connection with property sales, the seller is usually required to make representations, warranties and negative declarations of knowledge to the purchaser with respect to characteristics of the sold property. The potential liability resulting therefrom usually continues to exist for a period of several years after the sale. TLG could be subject to claims for damages from purchasers, who could assert that the seller has failed to meet its obligations, or that its representations were incorrect. Furthermore, TLG could become involved in legal disputes or litigation over such claims. If TLG as the seller has provided warranties to a purchaser of properties in connection with maintenance and modernization measures, and claims are asserted against TLG because of defects, TLG may be unable to take recourse against the companies that performed the work.

As a seller of properties, TLG may be liable to tenants for breaches of lease agreements by the purchaser, even where TLG no longer has control over the respective property. When selling properties, TLG typically informs all tenants in writing of the change in landlord, either alone or together with the purchaser in order to be released from persisting obligations. A release from liability does not apply to security deposits (Mietsicherheiten) provided by the tenants. If a tenant is unable to receive its security deposit from the purchaser of a property, the liability to repay such security deposit remains with TLG as the seller.

Liabilities for properties that TLG and WCM have sold in the past or may sell in the future could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.1.8

TLG’s portfolio bears certain concentration risks. Long-term socioeconomic trends could adversely affect demand for TLG’s office, retail and hotel properties, or negatively affect TLG’s major tenants and its most valuable properties.

TLG faces concentration risks due to its focus on certain types of commercial real estate and its dependency on a limited number of main tenants and individual properties with particularly high property values. As of September 30, 2017, a significant portion of the properties in the Combined Group’s portfolio comprised office (48.2% of the Combined Group’s properties in terms of aggregate portfolio value), retail (41.5% of the Combined Group’s properties in terms of aggregate portfolio value) and hotel properties (8.8% of the Combined Group’s properties in terms of aggregate portfolio value). For retail properties, TLG focusses on food anchored retail properties. Demand for office, retail and hotel properties is not only affected by the overall development of commercial real estate markets but also by business developments and long-term socioeconomic trends affecting existing and potential tenants for these types of properties. Such developments include:

•	an ongoing consolidation within the food retail sector, an increase of food purchases via internet, including online food delivery services, and trends towards smaller, high-quality food retailers,

•

trends towards working from home offices, using shared office or desk space not dedicated to individual employees or from tax-friendly headquarters located away from city centers where TLG’s office properties are located, and

•	the development of city tourism and alternative models of accommodation, such as Airbnb and hotel taxes.

Changing requirements for real estate may result in TLG’s properties becoming obsolete unless significant capital expenditures are made to modernize such properties. As preferences continue to evolve, other socioeconomic trends may develop that decrease the useful lifespan of and demand for rental space. Lower demand for TLG’s rental space could result in vacancies or rent reductions as well as increased incentives, such as rent-free periods, due to increased bargaining power on the part of tenants, thus leading to a reduction of rental income and potentially additional capital expenditures to meet market standards for offered rental space.

In addition, TLG generates a significant portion of its annualized in-place rent (i.e., contracted rents as of September 30, 2017, without deduction for any applicable rent-free periods, multiplied by twelve (“Annualized In-place Rent”)) from only a limited number of main tenants. As of September 30, 2017, 58.7% of Annualized In-place Rent from retail properties of the Combined Group derived from the top seven tenants (namely food retail chains operating under the “EDEKA”, “REWE”, “Kaufland”, “OBI”, “Hellweg”, “Lidl” and “Rossmann” brands), and 32.9% of Annualized In-place Rent from office properties of the Combined Group derived from the top ten tenants (e.g., Daimler Real Estate GmbH, AIR Liquide Global E&C Solutions Germany GmbH and OstseeSparkasse Rostock). If such major tenants were to face financial difficulties or default on their lease obligations, reduce or abandon their operations in TLG’s markets, attempt to renegotiate lease agreements to TLG’s disadvantage, fail to extend their lease agreements or terminate them prematurely, TLG could lose a substantial portion of its Annualized In-place Rent. In addition, TLG may decide to offer particularly important tenants incentives to extend their lease agreements (e.g., rent-free periods or modernization subsidies), which may adversely affect TLG’s profitability.

Certain properties in TLG’s portfolio represent a particularly large portion of its holdings. Based on aggregate portfolio value as of September 30, 2017, the top five office properties represented 31.0% of the office asset class of the Combined Group (with the top 15 representing 66.7%). For example, the Main Triangel property in Frankfurt am Main is TLG’s most valuable property, and represented 7.6% of the office asset class of the Combined Group based on aggregate portfolio value as of September 30, 2017. Likewise, the “H4/H2” hotel in Berlin accounted for 38.7% of the hotel asset class of the Combined Group, based on aggregate portfolio value as of September 30, 2017. Negative developments such as the loss of major tenants and persisting vacancies, restrictive government orders limiting the use of a property, construction work allowing for rent reductions, fire and other catastrophes could have a material adverse effect on any single property. If one of TLG’s most valuable properties were to be affected by such developments, this could have a material adverse effect on TLG’s overall portfolio.

As a result of such concentrations, negative developments affecting demand for office, retail and hotel properties, TLG’s major tenants and its most valuable properties could have a material adverse effect on TLG’s business, financial condition, results of operations or cash flows.

1.1.9

TLG may be unable to find or retain suitable and solvent tenants on acceptable terms and existing tenants may be unable to meet their payment obligations. Vacancies may also prevent TLG from passing on fixed operating costs to tenants.

The letting of office, retail and hotel properties is the most important aspect of TLG’s daily operations. TLG’s rental income depends on its ability to let large parts of its portfolio at attractive rental levels. Such efforts are influenced by a number of factors, including the remaining term of existing lease agreements, the solvency of current tenants and the attractiveness of properties for suitable tenants. Letting vacant space is oftentimes particularly important for newly acquired office properties of TLG, where TLG specifically targets properties with vacancy rates of up to 30%.

TLG may be unable to renew the expiring lease agreements on acceptable terms or to find suitable, solvent tenants willing to enter into long-term lease agreements. Also, there is no guarantee that TLG will be able to successfully face competition for suitable tenants from other landlords. In particular, other landlords may be able to offer more attractive properties or lower rent levels or both. Failure to find and retain suitable tenants may prevent TLG from maintaining its current vacancy rate or renting vacant space or force TLG to reduce the rent it demands from current and future tenants. Also, TLG’s profits may be adversely affected by its inability to pass on fixed operating costs for vacant space, including local taxes and service charges, and TLG would have to bear such costs until the affected rental space is fully rented again.

In addition, a tenant’s creditworthiness may deteriorate, entailing the risk that the tenant is unable to meet its obligations under its lease agreement and fails to render payments in time, or at all. This could force TLG to reduce rent levels for the respective property and the rental income could be significantly lower than originally estimated, while TLG’s operating costs might remain largely fixed or might even increase.

Failure to let its portfolio to suitable tenants could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.1.10	Indexation clauses in TLG’s lease agreements could adversely affect TLG’s rental income.

Some of TLG’s lease agreements, especially those for retail properties, include clauses providing for full or partial indexation of the applicable rent in line with a reference index, such as the German consumer price index. These clauses provide not only for upward adjustments, but also for downward adjustments tied to changes in the relevant index. Thus, rental income may decrease if consumer prices decline (e.g., as part of a general deflation). If a lease agreement contains no indexation or equivalent adjustment clauses, the applicable rent may remain constant for the term of the lease agreement, while TLG’s costs of maintaining the respective property may increase due to inflation. This risk is compounded by the fact that many of TLG’s lease agreements provide for long-term leases.

Rent reductions due to indexation clauses or inability to adapt rents to improving market developments could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.1.11	TLG may incur substantial unexpected maintenance, repair and modernization costs and failure to undertake appropriate maintenance measures could adversely affect its rental income.

While the Company believes that there are currently no substantial capex backlogs (i.e., modernizations and refurbishments required to maintain the operability and attractiveness of the respective property) in the portfolio of TLG, it aims to continue to invest in TLG’s properties, particularly office, retail and hotel properties, to ensure that its properties meet technical requirements and market demand. Maintenance and modernization measures may also be required to meet changing legal, environmental or market requirements (e.g., with regard to health and safety requirements and fire protection). Failure to maintain the properties could pose a risk to the health and safety of TLG’s tenants, as well as their employees and customers.

Typically, the costs associated with keeping properties up to market demand are borne primarily by the property owner and thus TLG may incur substantial expenses. TLG could incur additional expenses if the actual costs of maintaining or modernizing its properties exceed TLG’s estimates, if it is not permitted to raise rents in connection with maintenance and modernization measures, or if hidden defects not covered by insurance or contractual warranties are discovered during the maintenance or modernization process or additional spending is required. Any failure to undertake appropriate maintenance and modernization measures could adversely affect TLG’s rental income, entitle tenants to withhold or reduce rental payments or even to terminate existing lease agreements and prevent TLG from finding new suitable tenants. In addition, modernization measures may entitle TLG’s tenant to terminate their lease agreements without observing a notice period, in which case TLG could lose a substantial portion of its Annualized In-place Rent.

If TLG incurs substantial unplanned maintenance, repair and modernization costs or fails to undertake appropriate maintenance measures, this could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.1.12	TLG is dependent on the expertise, commitment and performance of a limited number of key members of its management and qualified employees and TLG may fail to hire or retain such personnel.

TLG only employs a small number of employees in central functions responsible for managing its business. Its success greatly depends on the performance of the members of the Company’s management board and other qualified employees in key positions, particularly those with substantial sector expertise, who are responsible for the management of TLG’s portfolio and corporate functions. Furthermore, TLG may need to hire additional qualified employees if its future growth exceeds its current platform or if TLG is forced to replace qualified employees. Due to the intense competition for qualified personnel in the commercial real estate sector, there is no guarantee that TLG will be able to hire sufficiently qualified key employees at acceptable terms in the future.

The loss of any of the members of the Company’s management board or any other key employees or failure to attract new qualified employees, could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.1.13	TLG’s IT-systems could malfunction or become impaired.

IT-systems are essential for the daily running of TLG’s business operations. Any interruptions in, failures of or damage to its IT-systems could lead to delays or interruptions in TLG’s business processes. In particular, TLG’s IT-systems may be vulnerable to security breaches and cyberattacks from unauthorized persons outside and within TLG. Despite taking what it considers sufficient precautions, TLG cannot guarantee that anticipated and/or recognized malfunctions or security deficits can be avoided by appropriate preventive security measures in every case. Also, TLG’s IT-systems may not be sufficient for TLG’s ongoing expansion and there is no guarantee that TLG will be able to adapt its IT-systems to new requirements.

If TLG were to decide to introduce new IT-systems in the future or to adapt existing IT-systems, there is no guarantee that such adaptions will be completed without interruptions or at all. Problems when adapting its IT-systems could lead to delays or interruptions to TLG’s business processes. In addition, new IT-systems may turn out to be incompatible with TLG’s existing IT-systems, which could also cause problems with respect to TLG’s IT-systems. For example, TLG has recently implemented accounting software of SAP SE for its operations, except for WCM for which TLG plans to implement similar software at the start of the fiscal year ending December 31, 2019. The new software could lead to incompatibilities and disruptions. In addition, the planned introduction may be delayed.

Delays and interruptions to TLG’s IT-systems could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.1.14	TLG’s IT-based portfolio management tools could fail to correctly reflect and support the business decisions that are in TLG’s best interest.

The administration and management of TLG’s portfolio is conducted, inter alia, with IT-based portfolio management tools that analyze data of individual properties and the respective tenant base and help monitor the compliance of individual properties with TLG’s current business plan. These management tools allow TLG to regularly check, monitor and compare individual properties for a number of relevant key performance indicators. The reliance on such management tools could lead to decisions that are not in TLG’s best interest, for example, if essential data cannot be collected or has to be estimated for the future, if model assumptions turn out to be wrong, or if the key performance indicators that are used are not relevant for TLG’s long-term success.

Wrong business decisions could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.1.15	TLG could incur substantial losses from damages not covered by, or exceeding the coverage limits of, its insurance policies.

Insurance policies taken out by TLG, including against fire, natural disasters, operational interruptions and third-party liability, are subject to exclusions and limitations of liability both in amount and with respect to the insured events. There can be no assurance that TLG’s assessment that it is sufficiently insured against contingencies is accurate. Floods, fires, storms and similar natural disasters, as well as acts of terrorism or other events may cause damage to a property in excess of insurance coverage and may thus lead to significant costs that must be borne by TLG in connection with remediation and repair work. In addition, significant costs could ensue if tenants terminate their lease agreements or withhold part or all of the agreed rent payments as a consequence of any of the foregoing events. Even in cases where TLG has obtained sufficient insurance coverage, its insurance providers could become insolvent, thereby forcing TLG to bear any costs itself.

If TLG incurs costs against which it is uninsured or insufficiently insured, this could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.1.16	The Company’s inter-group cash flows depend on the profitability of its subsidiaries and it may not be able to implement significant changes with regards to its subsidiaries.

The Company itself holds and administers real estate, but is also a holding company for selected subsidiaries that hold individual properties as well as WCM AG and its subsidiaries. In the future, the Company may found or acquire additional subsidiaries to function as asset-holding companies for certain real estate properties with the aim of creating a more advantageous tax structure of TLG. However, there is no certainty that these changes to the group structure will be carried out or that they will be successful or actually yield the intended advantages.

In order to cover its operating costs and to make distributions, the Company relies on distributions it receives from its subsidiaries and other equity investments or, as the case may be, repayments of loans (potentially also by way of cash pooling arrangements) granted to its subsidiaries. Any distributions by the subsidiaries depend, in turn, on the subsidiaries’ operating results and their ability to make those distributions under applicable law. Such transfers of funds (also by way of cash pooling arrangements) could become restricted by laws or otherwise, and future funds may not be sufficient to satisfy all of the Company’s payment obligations.

The Company has entered into domination and/or profit transfer agreements with some of its German subsidiaries. These agreements generally require the Company to cover the losses of the relevant subsidiaries. In particular, the Company has entered into a domination agreement with WCM AG on October 6, 2017 (the “Domination Agreement”), which will require it to cover WCM AG’s losses, if any, once the Domination Agreement becomes effective. As a result, the Company may incur substantial losses, if the relevant subsidiaries incur a corresponding deficit.

Furthermore, the Company currently does not own all of the shares in some of its subsidiaries, including in its key subsidiaries WCM AG and Triangel Frankfurt Immobilien GmbH & Co. KG, and may in the future acquire interests in entities with majority shareholders, participate in joint ventures or sell minority interests in its existing or future subsidiaries. Minority shareholders in such entities may be protected by German laws, Luxembourg laws or the laws of their respective jurisdiction, including provisions requiring unanimous consent to structural changes. Thus, the management of subsidiaries with minority shareholders may prove difficult for the Company.

The materialization of one or more of these risks could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.1.17

The Pro Forma Consolidated Financial Information of the Company is presented for illustrative purposes only and is not an indication of TLG’s future business, net assets, financial condition or results of operations, which are expected to differ materially from the Pro Forma Consolidated Financial Information.

The unaudited pro forma consolidated financial information of the Company included in this Prospectus (the “Pro Forma Consolidated Financial Information”) is presented for illustrative purposes only. The Pro Forma Consolidated Financial Information should not be considered as an indication of TLG’s future business, net assets, financial condition or results of operations following the acquisition of WCM.

The Pro Forma Consolidated Financial Information has been based on the historical consolidated financial statements of the Company and WCM AG, subject to certain adjustments, assumptions and estimates. These adjustments, assumptions and estimates are preliminary and based on information available at the time of the preparation of the Pro Forma Consolidated Financial Information. Moreover, the Pro Forma Consolidated Financial Information may not reflect all costs that TLG incurs in connection with the acquisition and integration of WCM. As a result, it is to be assumed that TLG’s actual future business, net assets, financial condition or results of operations will differ materially from the Pro Forma Consolidated Financial Information. In addition, the assumptions used in the preparation of the Pro Forma Consolidated Financial Information may prove to be inaccurate, and other factors may materially affect TLG’s future business, net assets, financial condition or results of operations following the acquisition of WCM.

Given that the Pro Forma Consolidated Financial Information is presented for illustrative purposes, TLG’s actual future business, net assets, financial condition or results of operations may differ materially from the Pro Forma Consolidated Financial Information and investors could lose some or all of their investment should they place undue reliance on the Pro Forma Consolidated Financial Information.

1.2	Valuation Risks

1.2.1	The Valuation Reports and financial information contained in this Prospectus may incorrectly assess the value of the appraised properties.

The condensed report on the fair value of TLG’s investment properties and owner-occupied properties as of September 30, 2017 pursuant to IAS 40 in conjunction with IFRS 13 and the condensed report on the market value of 56 properties in WCM’s portfolio as of September 30, 2017 (together, the “Valuation Reports”) included in this Prospectus were prepared by the independent external appraisers Savills Advisory Services Germany GmbH & Co. KG, Taunusanlage 19, 60325 Frankfurt am Main, Germany (“Savills”), and Cushman & Wakefield LLP, Rathenauplatz 1, 60313 Frankfurt am Main, Germany (“C&W”), respectively, in accordance with the standards of the Royal Institution of Chartered Surveyors (RICS). The Valuation Reports are based on standard valuation principles and represent the opinion of Savills and C&W, respectively. The Valuation Reports are based on assumptions of a general or a more specific nature that could subsequently turn out to have been incorrect. The valuation of real estate is based on a multitude of internal factors such as the current contractual letting status and the physical condition of the portfolio and external factors, such as the general market environment, tourism business, interest rates, the creditworthiness of tenants, conditions in the rental market and the development of individual locations, as well as subjective judgments of Savills and C&W. The valuation of properties contained in the Valuation Reports is therefore subject to numerous uncertainties. The past or future assumptions underlying the property valuations may later turn out to have been erroneous.

The values assigned to the appraised properties in the Valuation Reports and in the Company’s existing or future published consolidated or interim consolidated financial statements may exceed the proceeds that TLG can generate from the sale of the appraised properties, particularly those properties located in markets with only limited transparency (e.g., TLG’s properties that fall into its “Other” asset class). This could also be the case for sales that occur on, or shortly after, the respective valuation date. Accordingly, the Valuation Reports do not necessarily represent sales prices realistically achievable in the future.

Erroneous portfolio valuations could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.2.2	TLG may be required to adjust the current values of its investment properties or record lower results from the remeasurement of investment property and therefore recognize significant losses.

TLG accounts for the vast majority of its investment properties (i.e., properties that are held for the purpose of earning rental income, for capital appreciation or both) at fair value in accordance with IAS 40 (Investment Property) in conjunction with IFRS 13 (Fair Value Measurement). The fair value of a property held to generate rental income or for capital appreciation or both is measured with the discounted cash flow method (the “DCF Method”). According to the DCF Method, the fair value of a property is the sum of the discounted cash flows for a planning period (e.g., ten years), plus the residual value of the property at the end of the planning period discounted to the valuation date. The applied discount rate for the ten-year planning period reflects the current market assessment, location, condition and letting situation of the property, the yield expectations of a potential investor and the level of uncertainty and inherent risk of the forecast future cash flows, while the applicable exit capitalization rate is derived from the applied discount rate and is based on the individual property location, type, size and quality, taking into account the market information available on the reporting date. Properties generating no sustainable operating cash flows are valued using their liquidation value. TLG recognizes any changes in the fair value of such investment properties under result from the remeasurement of investment property in the consolidated statement of comprehensive income. If TLG’s cash flows from investment properties decrease or discount rates used in the DCF Method valuation rise (e.g., due to increased interest rates), TLG would have to revise the value of its portfolio in the consolidated statement of financial position downwards.

With respect to properties classified as investment property, TLG applies the following accounting treatment in case of a sale: With the notarization of the sale and purchase agreement, the property is generally reclassified as a non-current asset held for sale, unless the payment of the purchase price and the transfer of benefits and obligations occurs during the same period (i.e., signing and closing occur within the same reporting period). The difference between the previous carrying amount of the property and the sales price, if any, is added to the carrying amount of the property and recognized under result from the remeasurement of investment property. Thus, if the purchase price exceeds the carrying amount, the Company is able to record a gain in the excess amount. However, if a sale fails to close or if the purchase price is reduced between signing and closing of the transaction (e.g., due to an agreed purchase price adjustment mechanism or TLG’s failure to fulfill representations and warranties included in the purchase agreement), the Company may be forced to record a loss in the subsequent reporting periods during which the transaction closes.

Any deterioration of the fair value of TLG’s investment properties or any failure to close disposals at the agreed purchase price or at all could force TLG to recognize a loss and could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.3	Financing Risks

1.3.1	TLG’s ability to repay existing and future debt could be limited and TLG may be unable to obtain new sources of financing at attractive terms, or at all.

TLG uses debt financing to fund its existing portfolio, ongoing operations and future acquisitions and therefore depends on the availability of such financing. General conditions for real estate financing are subject to constant change and the attractiveness of different financing options depends on a variety of factors beyond TLG’s control (e.g., the overall monetary policy, interest rates, general tax conditions and the value of commercial real estate to be used as collateral). In the past, financial difficulties in the capital markets in general and the European Union in particular have adversely impacted the availability of debt financing. Furthermore, regulatory changes could restrict the lending activities of banks.

TLG’s current and non-current liabilities due to financial institutions measured in accordance with International Financial Reporting Standards, as adopted by the European Union (“IFRS”), amounted to €970.3 million as of September 30, 2017, resulting in a Net LTV of 37.9%. As of the same date, WCM’s current and non-current liabilities to credit institutions measured in accordance with IFRS amounted to €476.3 million resulting in a Net LTV of 55.7%.

TLG’s ability to repay existing debt could be limited if it were unable to obtain new debt financing or extend existing credit facilities and its level of debt could lead banks to not to make new loans available to TLG, or to only make them available on less favorable terms, or to refuse to extend existing credit lines, or to grant an extension of existing credit lines only on less favorable terms (e.g., demanding additional collateral, increasing interest rates). Furthermore, some loans depend on the participation structure and provide for termination rights of the respective lender if the control over the Company changes. In case of the exercise of such termination rights, a refinancing under changed conditions is required. Rising interest rates could increase TLG’s financing costs and prevent it from achieving an adequate spread between cash flows from rental income and disposals on the one hand and interest payments on the other hand, or any cash inflow at all. While TLG may try to substitute debt financing through equity financing, TLG may be unable to raise capital at attractive terms, or at all.

TLG’s acquisition of additional properties and portfolios may be financed by taking on additional debt or by issuing and offering new shares or equity-linked instruments, or a combination thereof. If TLG is unable to obtain the necessary financing on reasonable terms, it may be unable to make acquisitions, or may only be able to do so to a limited extent. This could adversely affect its future business development and competitiveness. Even if debt financing is available, any additional debt could have a significant negative impact on TLG’s key performance indicators and could result in higher interest expenses.

TLG obtained a long-term issuer rating of Baa2 (stable outlook) from Moody’s Investors Service Limited (“Moody’s”). This rating depends, inter alia, on the development of TLG’s performance and certain key credit ratios. In addition, macro-economic developments such as the development of the German economy and changes in interest rate levels may have an impact on TLG’s performance and, accordingly, on its rating. Moody’s reviews the factors that influence TLG’s rating on a regular basis. TLG cannot rule out that its ratings may be downgraded in the future. Any downgrade or negative outlook could negatively impact TLG’s reputation, its share price and may prevent TLG from raising funds at attractive terms or at all.

Subject to future market conditions, TLG may decide to take further measures to optimize its financing structure, including by potentially drawing on the debt capital markets through the issuance of additional notes. However, there is no guarantee that TLG will be able to place such notes at acceptable terms or at all.

TLG has hedged the majority of financial debt with floating interest rates and plans to continue to hedge against interest rate changes. When extending existing debt or taking on new debt, TLG may, however, be unable to enter into hedging instruments or may only be able to do so at significant costs when trying to limit its exposure to such developments.

The materialization of one or more of these risks could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.3.2

If TLG breaches covenants under its current or future financing, it could be forced to sell properties at economically unattractive conditions and its creditors or security agents could seize or realize significant collateral, which could ultimately lead to an insolvency of the Company.

TLG’s financing agreements require TLG to comply with certain general and financial covenants such as a maximum loan-to-value-ratio, minimum interest or debt-service cover ratios, as well as equity ratios. In addition, certain financing agreements require TLG to maintain a minimum weighted average lease term (i.e., a remaining average contractual lease term for unexpired leases with a contractually fixed maturity, taking into account special termination rights) or stipulate maximum vacancy rates. Failure to comply with such covenants could have severe consequences, including:

•	creditors may have the right to terminate the loan agreement, and outstanding loan amounts could be declared immediately due and payable;

•	other creditors could also be entitled to terminate their loan agreements with TLG as a result of cross-default provisions;

•	creditors may be entitled to extraordinary prepayments or higher interest rates; and

•	creditors may have the right to request the granting of additional security interest.

To secure the repayment of its loans, TLG has granted land charges over its properties and has assigned as security rental income, potential insurance claims and other claims. It has also pledged to its creditors rental income and other accounts, as well as shares in 29 property holding subsidiaries, including 26 subsidiaries of WCM. If TLG is unable to perform obligations under its financing agreements, its creditors could seize and realize this collateral without further negotiations. This could result in a loss of part or all of TLG’s real estate or a forced sale of properties on economically unfavorable terms. If the proceeds from such forced sales are insufficient for the repayment of TLG’s liabilities, this could ultimately lead to an insolvency of the Company or other entities of TLG.

On November 27, 2017, the Company issued fixed-rate standalone notes with an aggregate nominal amount of €400 million the terms and conditions of which include certain financial covenants. If TLG were to issue additional notes in the future, these would likely include certain covenants (i.e., a maximum total debt to total assets ratio, a maximum secured debt to total assets ratio and a minimum interest coverage ratio). If TLG were to breach its covenants under any existing or future notes, the effects therefrom could be similar to those described with respect to TLG’s loans above.

Any breach of covenants under TLG’s existing or future financing could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.3.3	Due to the illiquidity of real estate investments, TLG may be unable to realize cash from divestitures of properties at short notice.

Real estate assets are less liquid than most other investments. If there is a need for TLG to sell parts of its portfolio to raise cash at short notice (e.g., to finance its operations, repay existing or future financings or to finance attractive acquisitions), it may be unable to quickly do so on favorable terms. If TLG is forced to sell properties or portfolios, there could be a significant shortfall between the price realized on such disposals and the carrying amount of the assets sold.

An inability to sell properties at short notice could have material adverse effects on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.4	Regulatory, Legal and Tax Risks

1.4.1	TLG may be adversely affected by changes to the general regulatory environment in Germany.

TLG’s business is subject to the general regulatory framework that applies to commercial properties and lease agreements for such properties as well as special provisions of other laws (e.g., construction and construction planning laws, the building code, environmental laws and safety regulations, including fire protection). If German federal or state laws or the interpretation or application thereof change, this could force TLG to significantly change the way it conducts its business and therefore affect the value of its portfolio. TLG could incur additional expenses in trying to comply with more restrictive laws. Furthermore, European and German legislators or regulators could subject TLG’s business to additional regulatory obligations and restrictions.

Any changes to the general regulatory environment could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.4.2	TLG may incur costs in connection with residual pollution including wartime ordnance, soil contaminations and hazardous materials.

Some of TLG’s properties do, and some of the properties TLG acquires may, contain soil contaminations, hazardous materials (including asbestos), other residual pollution or wartime ordnance. As of September 30, 2017, 15 properties from the aggregate portfolio of the Combined Group (including ten properties in the retail asset class) were affected by soil contaminations. The Company estimates that the total exposure from soil contaminations of the Combined Group amounted to €1.6 million as of that date.

TLG has received declarations of indemnification (Freistellungserklärungen) relating to these contaminations and it may be, and has on past occasions been, otherwise released and indemnified, pursuant to the German Environmental Framework Act (Umweltrahmengesetz) and administrative agreements, from certain responsibilities for sites contaminated and polluted prior to July 1, 1990. The Company believes that these indemnifications covered €0.4 million or 26.6% of the Combined Group’s aggregate exposure from soil contaminations as of September 30, 2017. Thus, the uncovered exposure (e.g., for additional costs associated with remediation) for soil contaminations amounted to €1.2 million as of that date. However, declarations of indemnification only cover periods prior to July 1, 1990. Other periods could be relevant for contamination and pollution as well. Also, such declarations of indemnification may not cover all costs associated with remediation measures (e.g., loss of rent). The existence or even suspected existence of soil contaminations or wartime ordinance may negatively affect TLG’s ability to lease or sell such properties.

As of September 30, 2017, the Combined Group was already engaged in remediating soil contaminations with an aggregate exposure of €1.2 million relating to six properties. The Company expects that the costs associated with remediation for these properties not covered by declarations of indemnification will amount to €0.1 million, or 10.4% of the aggregate exposure of the Combined Group as of September 30, 2017. However, any remediation or removal of any pollution and related measures may involve considerable additional costs that may not be covered for by declarations of indemnification.

TLG could also be responsible for the remediation of properties that TLG and WCM sold in the past. For soil contaminations, the German Federal Soil Protection Act (Bundesbodenschutzgesetz) provides for an ongoing responsibility of previous property owners if the property has been sold or transferred after March 1, 1999 and the contamination was, or should have been, known to the previous owner. TLG and WCM sold various properties in the past and plan to sell further properties in the future. TLG could thus be held liable as a previous owner, but also as the responsible party having caused the contamination.

For instance, TLG is or was the owner of several properties in Apolda, Thuringia, affected by soil contaminations. The contaminated soil from TLG’s properties was moved to a neighboring property owned by GESA Gesellschaft zur Entwicklung und Sanierung von Altstandorten mbH (“GESA”). In 2011, GESA estimated that costs for a full remediation of contaminated properties in Apolda owned by TLG and GESA would amount to between €20 million to €44 million. The Company believes that TLG’s share for the removal of the contaminated soil on the property owned by GESA would amount to no more than €1.7 million. TLG voluntarily agreed to pay 6% of the costs associated with the investigation of soil contaminations on the contaminated properties in Apolda owned by TLG and for the preparation of a remediation plan. It has received a declaration of indemnification in the amount of €20.2 million by the state of Thuringia and TLG could request additional indemnifications if this amount were to prove to be insufficient. However, there is no guarantee that such indemnification will be granted or that the indemnification granted will prove sufficient. Furthermore, TLG also obtained indemnifications from purchasers of those Apolda properties that it sold. However, there is no guarantee that all costs incurred by TLG will ultimately be covered by declarations of indemnification or purchase agreements, or that the buyers of TLG’s properties will be able to fulfill their indemnification obligations.

As of September 30, 2017, a total of 14 buildings located on properties of the Combined Group contained hazardous materials. While remediation of such hazardous materials would only be required in case of building activities with respect to the affected buildings, the Company estimates that the Combined Group’s aggregate exposure from such hazardous materials amounted to €1.6 million as of that date. Even if TLG itself is not responsible for existing contamination or pollution of the soil or buildings, it might be legally or practically difficult or impossible to force the responsible parties to remedy or remove the damage or take recourse against such parties. Even if TLG performs its customary due diligence with regard to soil contamination prior to acquiring new real estate, this due diligence may not expose all environmental issues such that TLG may remain liable.

The existence or even suspected existence of hazardous materials or other residual pollution may negatively affect TLG’s ability to lease or sell such properties. In the course of decontamination procedures, tenants of the affected building may withhold part or all of their rent, may view such contamination as cause to exercise extraordinary termination rights or assert damage claims due to an interruption of their business. Additionally, tenants’ employees may claim damages due to personal injury caused by the contamination.

The materialization of one or more of these risks could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.4.3	Clauses in TLG’s lease agreements may be invalid and some of these agreements may not fulfill the strict written form requirements under German law.

TLG uses standardized contracts in its contractual relationships with a large number of parties, in particular with its tenants. Any invalid provisions or ambiguities in standardized contracts can therefore affect a multitude of contractual relationships. Standardized terms under German law are required to comply with the statutory law on general terms and conditions (Allgemeine Geschäftsbedingungen), which means that they are subject to fairness control by the courts regarding their content and the way they are presented to the other contractual party by TLG. As a general rule, standardized terms are invalid if they are not transparent, unclearly worded, unbalanced or discriminatory. Any standardized clauses in TLG’s contracts being invalid could lead to a substantial number of claims being brought against TLG or TLG being forced to bear costs which it had previously considered to be allocable to its contractual counterparties. In addition, clauses which are not standardized clauses may also be invalid, which could have a material adverse effect on TLG (e.g., if due to such invalid clauses a key tenant could exercise an extraordinary termination right).

Real estate owned by TLG is leased predominantly long term. Pursuant to German law, fixed-term lease agreements with a term exceeding one year can be terminated prior to their contractually agreed expiration date if certain formal requirements are not complied with. These include the requirement that there needs to be a document that contains all material terms of the lease agreement, including all attachments and amendments, and the signatures of all parties thereto. While the details of the applicable formal requirements are assessed differently by various German courts, most courts agree that such requirements are, in principle, strict. Some lease agreements regarding real estate owned by TLG may not satisfy the strictest interpretations of these requirements. In this case, the respective lease agreement would be deemed to have been concluded for an indefinite term and could therefore be terminated one year after handover of the respective property to the tenant at the earliest, provided that the statutory notice period is complied with (i.e., notice of termination is admissible at the latest on the third working day of a calendar quarter towards the end of the next calendar quarter). Consequently, some of TLG’s tenants might attempt to invoke alleged non-compliance with these formal requirements in order to procure an early termination of their lease agreements or a renegotiation of the terms of these lease agreements to TLG’s disadvantage.

The occurrence of any one or more of the aforementioned risks could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.4.4	TLG’s and WCM’s compliance structure may not have been, and may not be, sufficient to adequately protect TLG from all legal or financial risks.

TLG has appointed an anti-corruption officer and a data protection officer and implemented a group-wide code of conduct to protect TLG against legal risks and other potential harm. These binding policies address law-abiding conduct, including corruption prevention, insider information, conflicts of interest, information and data protection, and protection of company property and apply to all employees, the members of the Company’s management board and supervisory board.

While the Company believes that the aforementioned compliance policies will offer a degree of protection, they may not be sufficient to completely rule out all unauthorized practices, legal infringements, criminal offenses or corruption by employees of TLG. In case of a breach of law or other unauthorized practice, TLG’s brand, image or reputation may suffer.

In addition, prior to the acquisition of WCM on October 6, 2017, TLG was not able to assess and control the compliance structure of WCM and there is no guarantee that such compliance structure was up to TLG’s standards and sufficient to protect WCM from breaches of laws or other unauthorized practices in the past. Should any past misconduct of WCM be uncovered, this could also adversely affect TLG’s brand, image or reputation.

Any compliance violation could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations, cash flows or reputation.

1.4.5	TLG is exposed to risks from potential future legal disputes.

TLG may become the subject of legal disputes, administrative proceedings and government investigations. Such legal disputes, proceedings and investigations may, in particular, arise from its relationships with investors, tenants, employees, third-party facility managers, building contractors and other contractual counterparties, neighbors and public authorities alleging breaches of contract, tort or failure to comply with applicable laws and regulations. TLG may be required to pay damages or fines and to take, or to refrain from taking, certain actions. There may also be investigations by governmental authorities into circumstances of which TLG is currently not aware of or which will arise in the future, including possible regulatory and environmental laws, licensing requirements or criminal proceedings.

If TLG were to be found liable under any such claims or even if complaints, law suits or investigations brought against TLG are unsuccessful, they could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations, cash flows or reputation.

1.4.6	TLG may be forced to repay certain subsidies.

As of September 30, 2017, the Combined Group had received investment supplements (Investitionszulagen), investment subsidies (Investitionszuschüsse) and other public grants with unexpired commitment periods (Bindungsfristen) in an aggregate amount of approximately €8.0 million relating to properties in its portfolio as of that date. Certain subsidies were directly paid to TLG and set-off against the lease obligations of the respective tenants. The administrative decisions, based on which these subsidies were granted, impose certain obligations on these tenants. Failure to comply with such obligations or an insolvency of the respective tenant or other factors could lead to a revocation of subsidies and force TLG to repay amounts paid to TLG, even where it may not be able to take recourse against its tenants. As a result, TLG has been involved in litigation with government authorities over the revocation of grants in the past.

In addition, as of September 30, 2017, the Combined Group had received subsidies in an aggregate amount of approximately €23.5 million relating to properties in its portfolio as of that date, where there are no commitment periods or where commitment periods have already expired. While TLG was rarely forced to repay subsidies for which there were no commitment periods or for which commitment periods had already expired in the past, the authorities granting such subsidies could nevertheless demand repayment of such subsidies if they were to decide that TLG or its tenants have violated certain obligations or due to other reasons.

Furthermore, the Combined Group has sold a number of properties for which it had received subsidies in the past and TLG could be forced to repay these subsidies if the buyer of the respective property does not qualify for such subsidies or violated obligations under the administrative decisions granting these subsidies. While TLG may have obtained contractual indemnities against the respective buyer, it may be unable to actually take recourse against the buyer (e.g., due to an insolvency of the respective buyer).

In addition, the Combined Group has received subsidies for development measures, which also impose certain obligations. TLG may be forced to repay these subsidies if it were in breach of these obligations.

An obligation to repay certain subsidies could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.4.7	TLG may be subject to restitution or compensation claims if its properties have been unlawfully expropriated, and this could delay or prevent the transfer of its properties in case of a sale.

TLG has been and may in the future be subject to third-party claims in connection with restitution and compensation claims. Under German law, former owners of assets that were dispossessed either by the national socialist government between January 30, 1933 and May 8, 1945 or by the former German Democratic Republic (Deutsche Demokratische Republik) can demand the restitution of such assets. TLG has obtained contractual indemnity claims against the Federal Institute for Special Tasks Arising from Unification (Bundesanstalt für vereinigungsbedingte Sonderaufgaben) if restitution or compensation is successfully claimed because of unlawful expropriation during certain historical periods.

Furthermore, when disposing of properties TLG has to comply with the German Real Estate Transfer Ordinance (Grundstücksverkehrsordnung), pursuant to which TLG needs to obtain approval from the competent authorities prior to disposing of any properties it has not purchased itself. If any restitution claims have been filed for a property that TLG intends to sell, such approval will not be granted before the claim has been settled. Therefore, restitution claims may adversely impact TLG’s ability to dispose of properties, in particular those that fall into TLG’s “Other” asset class.

Inability to transfer properties due to restitution claims could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or reputation or cash flows.

1.4.8	TLG may be adversely affected by an increase of its tax burden.

TLG is dependent on the general tax environment in Germany. The tax burden depends on various tax laws, as well as their application and interpretation. For instance, increases in the RETT-rate, as recently experienced in most German states and uncertainties with regards to the legal framework concerning interest deductibility and trade tax relief for the administration of real estate could make the acquisition and sale of properties more expensive and adversely affect TLG’s business. Its tax planning and optimization depends on the current and expected tax environment. Amendments to tax laws may take retroactive effect and their application or interpretation by tax authorities or courts may change unexpectedly. Furthermore, court decisions are occasionally limited to their specific facts by tax authorities by way of non-application decrees. This may also increase TLG’s tax burden.

TLG received the last final and binding tax assessments with respect to the fiscal years of 2007 up to and including 2011. In addition, the competent tax authorities are currently conducting a tax audit of TLG with respect to the fiscal years ended December 31, 2012 through 2015. WCM received the last final and binding tax assessments with respect to the fiscal years up to and including 2010. The lack of more recent tax assessments increases the uncertainty regarding the tax authorities’ interpretations of applicable tax laws for periods for which no assessment has been received and increases the possibility that these interpretations may differ from the interpretations of TLG and WCM, respectively. Any tax assessments that deviate from the expectations of TLG and WCM, respectively, could lead to an increase in its tax obligations and, additionally, could give rise to interest payable on the additional amount of taxes.

Furthermore, future tax audits and other investigations conducted by the competent tax authorities could result in the assessment of additional taxes. In particular, this may be the case with respect to changes in TLG’s shareholding structure, other reorganization measures or impairment on properties with regard to which tax authorities could take the view that they ought to be disregarded for tax purposes. Furthermore, expenses could be treated as non-deductible or RETT could be assessed. Any of these assessments could lead to an increase of TLG’s tax obligations and could result in the assessment of interest or fines. TLG has established, and will continue to establish, provisions for risks associated with tax audits based on its past experience. These provisions, however, may prove to be insufficient and when paid may negatively impact TLG’s cash flow.

In addition, it is German market practice for the purchaser of properties to pay RETT. The respective RETT is determined at the state level. The statutory RETT-framework falls within the competency of federal lawmakers. German politicians recently have announced an intention to tighten the statutory RETT framework with regards to share deals. Thereby, share deals that do not trigger any RETT may no longer be possible in the future or such acquisitions might be more difficult. The German Parliament (Bundestag) may reduce the legal or economic ownership threshold of currently 95% of the shares or interests in a real-estate holding company upon which RETT is triggered or introduce other amendments to the RETT regime which may increase the number of transactions which would fall within the scope of the RETT regime in the future. Furthermore, the holding period for various RETT exemptions may be extended from five to ten years. In addition, the applicable RETT rate currently varies between 3.5% in Bavaria and Saxony and up to 6.5% in other federal states. Federal states may increase the RETT rate in the future. This would increase acquisition costs for the purchase of properties.

TLG may become party to tax proceedings. The outcome of such tax proceedings may not be predictable and may turn out to be detrimental to TLG.

The materialization of any of these risks could have a material adverse effect on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.4.9	Taxable capital gains arising out of the sale of real estate may not be completely offset by the tax transfer of built-in gains.

Under the German Income Tax Act (Einkommensteuergesetz), the possibility of a tax-neutral transfer of built-in gains (stille Reserven) to newly acquired or constructed real estate is available within a certain period of time, subject to certain conditions (Section 6b of the German Income Tax Act (Einkommensteuergesetz)). The taxable capital gains realized upon sale of the real estate can either be deducted from the tax base of the new real estate in the same fiscal year or by forming a reserve (“6b Reserve”) and, for a later deduction in tax costs relating to acquisitions or construction, using it to reduce the tax base of new real estate acquired or constructed in the near future. If the 6b Reserve is not utilized within four years (or, under certain conditions, within six years), then generally it has to be dissolved, thereby increasing the taxable income. In such case, the taxable income is increased by 6% for each full fiscal year for which the 6b Reserve existed. As of December 31, 2016, the Company’s 6b Reserve amounted to approximately €158.4 million as shown on the preliminary balance sheet prepared for tax purposes.

In the past, TLG acquired or disposed of a significant number of properties in its portfolio and may continue to do so in the future. These transactions are generally taxable for income tax purposes. However, subject to certain requirements, the respective capital gain can be rolled over in an income tax-neutral way according to Section 6b of the German Income Tax Act (Einkommensteuergesetz). The Company believes that built-in gains from property disposals in the past can be transferred in sufficient amounts. However, if these assumptions turn out to be inaccurate or if the competent tax authorities decide otherwise, TLG may be unable to roll over capital gains arising out of property sales in the past or in the future in an income-tax-neutral manner.

The materialization of any of these risks could have material adverse effects on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.5	Risks related to the Integration of WCM

1.5.1	The integration of WCM into TLG may not be successful or may not proceed as planned or may involve higher or unexpected costs.

The Company’s voluntary public takeover offer for all shares of WCM AG in the form of an exchange offer (the “Takeover Offer”) has been accepted for a total of 117,505,327 shares of WCM AG, corresponding to approximately 85.89% of WCM AG’s share capital and voting rights. On October 6, 2017, these shares were transferred to the Company as contribution in kind, while the Company issued a total of 20,435,708 new shares to former shareholders of WCM AG who had accepted the Takeover Offer.

Following the successful completion of the Takeover Offer, WCM is being integrated into TLG (the “Integration”). The Integration is expected to take several years and to require considerable personnel capacities and financial resources. For a successful Integration, it is particularly important to integrate the existing personnel, corporate cultures, IT-Systems and group structures, as well as to implement common processes. The Integration will be time-consuming and expensive, and it may disrupt the business of TLG and TLG may encounter numerous difficulties in the course of the Integration, including:

•	managing a significantly larger group, including a larger portfolio;

•	integrating and unifying the offerings and services available to tenants and coordinating operations;

•	coordinating corporate and administrative infrastructures and harmonizing insurance coverage;

•	unanticipated issues in coordinating accounting, information technology, communications, administration and other systems;

•	difficulties addressing possible differences in corporate cultures and management philosophies;

•	creating uniform standards, controls, procedures and policies;

•	harmonizing differences in accounting policies and methods;

•	litigation relating to the Integration, including shareholder litigation;

•	diversion of management’s attention from other operations;

•

maintaining existing agreements and relationships with tenants, providers and financing banks and avoiding delays in entering into new agreements with prospective tenants, providers and financing banks;

•	unforeseen and unexpected liabilities related to the Integration of WCM’s business; and

•	identifying and eliminating redundant and underperforming functions and assets.

If TLG is unable to pursue the Integration in an efficient and effective manner, the anticipated benefits and cost savings of the Integration may not be fully realized, or at all, or it may take longer to realize them, which could adversely affect TLG’s business.

In addition, the Integration may result in additional or unforeseen expenses, and the anticipated benefits of the Integration may not be fully realized, or at all. Actual growth and cost savings, if achieved, may be lower than what the Company currently expects and may take longer to achieve than currently anticipated. If the Company is unable to adequately address integration challenges, TLG may be unable to pursue the Integration or to realize the anticipated benefits of the Integration.

The materialization of any of these risks could have material adverse effects on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.5.2	The expected synergies in connection with the Integration may not be fully realized, or at all, and the actual synergies may be offset by higher than anticipated costs.

The Company expects that the Integration will result in various synergies and economies of scale. In particular, it expects that such effects will result from the further development of shared services, a combined management organization, combined back office functions, optimized local management and a focus on achieving overhead synergies. However, it cannot be excluded that the expected synergies and economies of scale will not be fully realized, or at all. In addition, the costs required to achieve these synergies may be higher than anticipated and WCM’s portfolio could develop differently than the Company currently expects, which could offset synergies from the Integration, if any.

Furthermore, goodwill will be recognized in connection with the acquisition of WCM. Such goodwill is subject to regular impairment tests and may, if synergies turn out to be lower than expected, result in significant impairments that would have to be recognized as impairment losses in the consolidated financial statements of the Company.

The materialization of any of these risks could have material adverse effects on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.5.3	TLG may experience negative reactions to the Integration from its employees, tenants, service providers and financing banks.

Due to management’s focus on the Integration instead of on pursuing other business opportunities that could have been beneficial to TLG, its employees, tenants, service providers and financing banks may react negatively to the Integration, which could have material adverse effects on TLG’s business, net assets, financial condition, results of operations, cash flows or reputation.

1.5.4	The Company may have been unable to correctly identify and assess all risks associated with the acquisition of WCM.

Due to timing constraints and given that WCM AG is a publicly listed company, the Company could not conduct a full due diligence investigation of WCM prior to launching the Takeover Offer. Therefore, important circumstances material for the evaluation of WCM may not have been sufficiently taken into account in the Company’s evaluation of WCM and the attractiveness of the Integration. In particular, the Company may have been unable to correctly identify and assess all risks associated with the acquisition of WCM. While TLG has already initiated the Integration, there is no guarantee that in the course of the Integration, all relevant risks will be discovered quickly or at all.

A failure to correctly identify and assess all risks associated with the acquisition of WCM could have material adverse effects on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.5.5	The acquisition of WCM may have resulted in adverse tax consequences.

As of December 31, 2016, WCM accounted for significant corporate tax and trade tax loss carryforwards. Prior to the completion of the Takeover Offer, WCM had implemented specific reorganization measures to ensure that only a part of these loss carryforwards is forfeit following the acquisition of WCM. However, the legal position on tax loss carryforwards and their forfeiture is controversial. At least for the years from 2008 up to and including 2015, the Federal Constitutional Court (Bundesverfassungsgericht) has ruled that the legal position applicable to the transfer of up to 50% of the shares of a company is unconstitutional and to be adjusted retroactively; a proceeding with regard to the transfer of more than 50% of the shares of a company is pending with the Federal Constitutional Court (Bundesverfassungsgericht). Also, with the acquisition of shares of a minority shareholder in March 2017, a considerable share of the then existing tax loss carryforwards of WCM may already have been lost at that time.

Prior to the completion of the Takeover Offer, WCM implemented additional reorganization measures, which TLG expects will ensure that only a small amount of RETT will be triggered in connection with the acquisition of WCM or any further acquisition of shares in WCM AG. However, there is no guarantee that the competent tax authorities will actually concur with this assessment and consequently, the acquisition of WCM may have triggered substantial RETT.

Any failure to properly assess the tax consequences of the acquisition of WCM could have material adverse effects on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.5.6

Outside shareholders of WCM AG may delay or prevent future measures enacted for the benefit of the Integration or force an increase of the exchange ratio and/or guaranteed dividend under the Domination Agreement.

Outside shareholders of WCM AG have certain rights under German law which may result in delays or disruptions of other planned measures under corporate law with respect to WCM AG (e.g., a change of the legal form, a squeeze-out or a merger). Outside shareholders may delay or even prevent such measures. Such delays or a failure to implement important measures as well as any legal disputes associated therewith may limit TLG’s control over WCM, its access to WCM’s cash flows and delay or even prevent corporate measures enacted for the benefit of the Integration.

In addition, outside shareholders of WCM AG may bring actions to force an increase of the exchange ratio and/or guaranteed dividend under the Domination Agreement by the competent court. If such actions were successful, TLG would be required to grant the higher exchange ratio and/or guaranteed dividend to such outside shareholders of WCM AG, thereby reducing the net economic benefits TLG can derive from the Domination Agreement and dilute the holdings of existing shareholders of the Company.

The materialization of any of these risks could have material adverse effects on TLG’s business, net assets, financial condition, results of operations or cash flows.

1.6	Risks Related to the Company’s Shares

1.6.1

Minority Shareholders of WCM AG who accept the Offer will no longer be entitled to receive guaranteed dividends under the Domination Agreement and their individual tax situation may be adversely affected by such acceptance.

Upon entry into force of the Domination Agreement through its registration in the commercial register, the Company will be required to offer minority shareholders of WCM AG to tender their shares in exchange for new shares of the Company pursuant to Section 305 of the German Stock Corporation Act (Aktiengesetz) (the “Settlement Offer”). Pursuant to the Domination Agreement, the Company also guarantees that minority shareholders of WCM AG who do not wish to accept the Settlement Offer will receive a fixed annual payment in the form of a guaranteed dividend for the duration of the Domination Agreement, payable for the first time with respect to the fiscal year ending December 31, 2018. Minority shareholders of WCM AG who chose to accept the Settlement Offer transfer their shares in WCM AG to the Company and therefore no longer be entitled to receive any guaranteed dividends under the Domination Agreement that other minority shareholders of WCM AG receive in the future. Furthermore, the individual tax situation of any of the minority shareholders of WCM AG who chose to accept the Settlement Offer may be adversely affected by such acceptance.

1.6.2	Future capital measures could lead to substantial dilution (i.e., a reduction in the value of existing shareholders’ interests in the Company).

The Company may require additional capital in the future to finance its business operations and growth (e.g., for the acquisition of larger portfolios), or to repay its debts. Both the raising of additional equity through the issuance of new shares as well as the potential exercise of conversion and option rights by holders of any convertible bonds or bonds with warrants that may be issued in the future may dilute shareholders’ interests.

In addition, such dilution may arise from the acquisition of other companies or investments in companies in exchange, fully or in part, for newly issued shares of the Company, as well as from the exercise of stock options by the Company’s employees in the context of future stock option programs or the issuance of shares to employees in the context of future employee participation programs.

1.6.3	Any future sales of shares of the Company by a major shareholder of the Company could depress the market price of the shares.

For various reasons, shareholders of the Company may decide to sell some or all of their shares, including in order to diversify their investments. If a major shareholder of the Company were to sell a substantial number of shares or if market participants were to believe that such sales might occur, this could adversely effect on the market price of the Company’s shares.

1.6.4	The share price and trading volume of the Company’s shares may fluctuate significantly, which could lead to substantial losses.

In the past, the market price of the Company’s shares has been volatile and characterized by fluctuating trading volumes and may continue to show such movements in the future. If the Company’s share price were to decline, investors may be unable to resell the Company’s shares at or above their purchase price.

Securities markets in general, and shares of real estate companies in particular, have been volatile in the past. Some of the factors that could adversely affect the Company’s share price or result in fluctuations in the price or trading volume of the Company’s shares include:

•	changes in the Company’s actual or projected results of operations or those of its competitors;

•	changes in earnings projections or failure to meet investors’ and analysts’ earnings expectations;

•	investors’ evaluation of the success and effects of the strategy described in this Prospectus and evaluation of the related risks;

•	changes in general economic conditions; and

•	changes in shareholders.

In addition, general fluctuations in share prices, particularly of shares of real estate companies, could lead to pressure on the Company’s share price, even where there may not necessarily be a reason for this in TLG’s business or earnings outlook.

1.6.5

The Company’s ability to pay dividends depends on a variety of factors. Dividends paid in the past are not necessarily indicative of future dividend payments, and the Company’s dividend policy may change.

The Company may only pay dividends if it has sufficient net retained profits available as calculated in accordance with the provisions of the German Commercial Code (Handelsgesetzbuch (HGB)). The annual dividend proposal to the Company’s shareholders’ meeting is subject to the development of TLG’s business, while also taking into account the required capital base for growth initiatives and the current business prospects. There can be no assurance that dividends in line with the current dividend policy will be paid in the future or that dividends will be paid at all.

2.     GENERAL INFORMATION

2.1	Responsibility Statement

TLG IMMOBILIEN AG, with its registered office at Hausvogteiplatz 12, 10117 Berlin, Germany, and registered in the commercial register of the local court (Amtsgericht) of Charlottenburg, Germany, under the docket number HRB 161314 B (the “Company”, and, together with its consolidated subsidiaries at the respective time, “TLG”), and DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main, Germany (the “Listing Agent”) assume responsibility for the contents of this prospectus (the “Prospectus”) pursuant to Section 5 para. 4 of the German Securities Prospectus Act (Wertpapierprospektgesetz) and declare that the information contained in this Prospectus is, to the best of their knowledge, correct and contains no material omissions.

If any claims are asserted before a court of law based on the information contained in this Prospectus, the investor appearing as plaintiff may have to bear the costs of translating this Prospectus prior to the commencement of the court proceedings pursuant to the national legislation of the member states of the European Economic Area (the “EEA”).

2.2	Purpose of this Prospectus

For the purpose of the public offering of new shares in the Federal Republic of Germany (“Germany”) and the Grand Duchy of Luxembourg (“Luxembourg”) during a period commencing on February 9, 2018 and ending on April 9, 2018 (the “Offer Period”), this Prospectus relates to 3,356,040 new bearer shares with no par-value (Stückaktien) of the Company, each with a notional value of €1.00 (including any additional shares issued from the Company’s contingent capital 2017/III, the “Settlement Shares”), from the contingent capital increase against contributions in kind of 23 shares of WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft (“WCM AG” and, together with its consolidated subsidiaries, “WCM”) in exchange for 4 Settlement Shares (the “Exchange Ratio”) resolved by the Company’s shareholders’ meeting on November 22, 2017 (the “Settlement Offer”).

For the purpose of admission to trading on the regulated market segment (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard), this Prospectus relates to up to 5,000,000 new bearer shares with no par-value (Stückaktien) of the Company. To the extent that minority shareholders of WCM AG (“Minority Shareholders”) tender their shares in WCM AG after the end of the Offer Period in accordance with their statutory rights pursuant to Section 305 of the German Stock Corporation Act (Aktiengesetz), the dividend rights of the newly issued Settlement Shares may differ from the dividend rights of the Company’s existing shares (see “3.10.4 Dividend and Liquidation Rights”).

2.3	Forward-looking Statements

This Prospectus contains forward-looking statements. A forward-looking statement is any statement that does not relate to historical facts or events or to facts or events as of the date of this Prospectus. This applies, in particular, to statements in this Prospectus containing information on TLG’s future earnings capacity, plans and expectations regarding its business growth and profitability, and the general economic conditions to which TLG is exposed. Statements made using words such as “predicts”, “forecasts”, “plans”, “intends”, “endeavors”, “expects” or “targets” may be an indication of forward-looking statements.

The forward-looking statements contained in this Prospectus are subject to risks and uncertainties, as they relate to future events, and are based on estimates and assessments made to the best of the Company’s present knowledge. These forward-looking statements are based on assumptions, uncertainties and other factors, the occurrence or non-occurrence of which could cause the Company’s actual results, including the financial condition and profitability of TLG, to differ materially from, or fail to meet, the expectations expressed or implied in the forward-looking statements. These expressions can be found in different sections of this Prospectus, in particular in the sections titled “1. Risk Factors”, “9. Management’s Discussion and Analysis of Net Assets, Financial Condition and Results of Operations of TLG”, “10. Profit Estimate”, “11. Pro Forma Consolidated Financial Information of TLG IMMOBILIEN AG for the Fiscal Year ended December 31, 2016 and as of and for the Nine Months ended September 30, 2017”, “13. Markets and Competition”, “27. Recent Developments and Outlook” and wherever information is contained in this Prospectus regarding the Company’s intentions, beliefs, or current expectations relating to its future financial condition and results of operations, plans, liquidity, business prospects, growth, strategy and profitability, as well as the economic and regulatory environment to which TLG is subject.

In light of these uncertainties and assumptions, it is also possible that the future events mentioned in this Prospectus might not occur. In addition, the forward-looking estimates and forecasts reproduced in this Prospectus from third-party reports could prove to be inaccurate (for more information on the third-party sources used in this Prospectus, see “2.5 Sources of Market Data”). Actual results, performance or events may differ materially from those in such statements due to, inter alia:

•	changes in general economic conditions in Germany, including changes in the unemployment rate, the level of consumer prices, wage levels;

•	demographic changes, in particular with respect to Germany;

•	changes affecting interest rate levels;

•	changes in the competitive environment, including changes in the level of construction activity relating to commercial real estate;

•	changes in demand for office, retail and hotel properties;

•	political changes;

•	changes to the taxation of corporations and particularly tax rates for German real estate transfer tax (Grunderwerbsteuer (“RETT”)); and

•	changes in laws and regulations, in particular tenancy and environmental laws and regulations.

Moreover, it should be noted that neither the Company nor the Listing Agent assume any obligation, except as required by law, to update any forward-looking statements or to conform any such statements to actual events or developments.

See “1. Risk Factors” for a further description of some of the factors that could influence the actual outcome of the matters described in the Company’s forward-looking statements.

2.4	Appraisers

2.4.1	Savills Report

The independent external appraiser Savills Advisory Services Germany GmbH & Co. KG, Taunusanlage 19, 60325 Frankfurt am Main, Germany (“Savills”), has prepared a condensed valuation report on the fair value of TLG’s investment properties and owner-occupied properties as of September 30, 2017 pursuant to IAS 40 in conjunction with IFRS 13 (the “Savills Report”) and in accordance with the standards of the Royal Institution of Chartered Surveyors (RICS), which is reprinted in this Prospectus on pages V-1 et seq. For more information on Savills’s independence, see “Declaration of Independence & Status of Valuer” on page V-14 of this Prospectus. Savills employs certified valuation experts according to DIN EN ISO/EC 17024 and members of the Royal Institution of Chartered Surveyors (RICS). Savills has consented to the inclusion of the Savills Report in this Prospectus in the unmodified form authorized by them and has approved the context in which it is presented. For the avoidance of doubt, Savills only accepts responsibility for the Savills Report and for no other parts of this Prospectus.

The difference between the number of properties (335) and the fair value of these properties appraised by Savills in the Savills Report (€2,408.3 million) to TLG’s total portfolio of 364 properties with a portfolio value (sum of the carrying amounts of investment property, owner-occupied property, non-current assets classified as held for sale and inventories) of €2,423.5 million as of September 30, 2017, amounts to approximately €15.2 million.

The following factors result in a higher valuation by Savills of approximately €17.6 million in aggregate compared to TLG’s valuation:

•

Savills attributes an additional value of approximately €10.5 million to the 335 investment properties held by TLG as of September 30, 2017, since TLG accounts for rent-free periods and similar incentives as well as initial equipment for hotels under different line items and therefore deducts such items.

•	TLG accounts for owner-occupied properties at cost, while Savills values these properties with their market value and consequently assigns an additional value of approximately €7.1 million.

By comparison, the following factors result in a higher valuation by TLG of approximately €32.8 million in aggregate compared to Savills’ valuation:

•	Liabilities and anticipated rental income (approximately €1.1 million as of September 30, 2017) were not taken into account by Savills and, accordingly, increase TLG’s valuation.

•	Properties which TLG accounts for as non-current assets held for sale and inventories with an aggregate value of approximately €31.7 million were not appraised by Savills

Properties not appraised by Savills (i.e., non-current assets held for sale and inventories) account for the difference in numbers of 29 properties.

2.4.2	C&W Report

The independent external appraiser Cushman & Wakefield LLP, Rathenauplatz 1, 60313 Frankfurt am Main, Germany (“C&W”), has prepared a condensed valuation report on the market value of WCM’s portfolio as of September 30, 2017 within the meaning of International Valuation Standard (IVS) 1 no. 3.1, and as used by the Royal Institution of Chartered Surveyors (RICS) (the “C&W Report”), which is reprinted in this Prospectus on pages V-64 et seq. For more information on C&W’s independence, see “Consideration of professional standards/Statement of independence” on page V-70 of this Prospectus. C&W has consented to the inclusion of the C&W Report in this Prospectus in the unmodified form authorized by them and has approved the context in which it is presented. For the avoidance of doubt, C&W only accepts responsibility for the C&W Report and for no other parts of this Prospectus.

The difference between the market value of WCM’s properties appraised by C&W in the C&W Report (€804.1 million) to WCM’s portfolio value of €805.4 million as of September 30, 2017, amounts to approximately €1.3 million and is a result of different accounting of certain changes in the rental situation and corresponding cash flows relating to two properties.

2.5	Sources of Market Data

Unless otherwise specified, the information contained in this Prospectus on the market environment, market developments, growth rates, market trends and competition in the markets in which TLG operates are based on the Company’s assessments. These assessments, in turn, are based in part on internal observations of the markets and on various market studies.

The following sources were used in the preparation of this Prospectus:

•	alstria office REIT AG, unaudited interim consolidated financial statements as of and for the nine months ended September 30, 2017 (“alstria office REIT AG”);

•	Berlin Institute for Population and Development, “Im Osten auf Wanderschaft”, January 2016 (“Berlin Institute for Population and Development”);

•	bulwiengesa, “Lebensmitteleinzelhandel in Deutschland – Marktstrukturdaten 2016”, May 2017 (“bulwiengesa”);

•	bulwiengesa, “RIWIS Report Berlin: Focus gewerbliche Segmente”, January 3, 2018 (“RIWIS Report Berlin”);

•	bulwiengesa, “RIWIS Report Dresden: Focus gewerbliche Segmente”, January 3, 2018 (“RIWIS Report Dresden”);

•	bulwiengesa, “RIWIS Report Frankfurt (Main): Focus gewerbliche Segmente”, January 3, 2018 (“RIWIS Report Frankfurt”);

•	bulwiengesa, “RIWIS Report Leipzig: Focus gewerbliche Segmente”, January 3, 2018 (“RIWIS Report Leipzig”);

•	bulwiengesa, “RIWIS Report Rostock: Focus gewerbliche Segmente”, January 3, 2018 (“RIWIS Report Rostock”);

•	DIC ASSET AG, unaudited interim consolidated financial statements as of and for the nine months ended September 30, 2017 (“DIC ASSET AG”);

•	European Public Real Estate Association (EPRA), Press Release, “German listed real estate has greatest expansion potential in Europe”, September 1, 2015 (“EPRA, Press Release”);

•	Eurostat, Database, “Gross domestic product at market prices”, http://ec.europa.eu/eurostat/, last updated December 20, 2017 (“Eurostat, GDP”);

•	Eurostat, Database, “Unemployment by sex and age – monthly average”, http://ec.europa.eu/eurostat/, last updated December 22, 2017 (“Eurostat, Unemployment Rate”);

•	German Federal Statistical Office (Statistisches Bundesamt), “Tourismus in Zahlen: 2016”, November 20, 2017 (“Federal Statistical Office, Tourism”);

•

German Federal Statistical Office (Statistisches Bundesamt), “Volkswirtschaftliche Gesamtrechnungen: Private Konsumausgaben und Verfügbares Einkommen 3. Vierteljahr 2017”, December 2017 (“Federal Statistical Office, National Accounts”);

•	German Federal Unemployment Agency (Bundesagentur für Arbeit), “Der Monatsbericht zum Arbeits- und Ausbildungsmarkt in Deutschland”, November 2017 (“Federal Unemployment Agency”);

•	German Retail Federation (Handelsverband Deutschland), Website, “Verkaufsflächenentwicklung: Verkaufsfläche im Einzelhandel”, http://www.einzelhandel.de/, last updated September 22, 2016 (“HDE”);

•	HAMBORNER REIT AG, unaudited interim consolidated financial statements as of and for the nine months ended September 30, 2017 (“HAMBORNER REIT AG”);

•	International Monetary Fund, “World Economic Outlook”, October 2017 (“International Monetary Fund”);

•

Office for Statistics of Berlin-Brandenburg (Amt für Statistik Berlin-Brandenburg), “Pressemitteilung Nr. 31 vom 22. Februar 2017 – Zahl der Übernachtungen in Berlin in den letzten zehn Jahren nahezu verdoppelt”, February 22, 2017 (“Statistics Berlin”);

•	PKF hotelexperts, “Hotel Market Germany: 1st half 2016”, September 2016 (“PKF hotelexperts”);

•	Savills World Research, “Investment Market monthly: Germany, November 2017”, December 2017 (“Savills, Investment Market”);

•	Savills World Research, “Market in Minutes – Germany office markets Q3 2017”, October 2017 (“Savills, Germany office markets”);

•	Savills World Research, “Market report: Commercial property market Germany, April 2017”, April 2017 (“Savills, Commercial property market Germany”);

•	Savills World Research, “Market Report: Germany Offices, February 2017”, February 2017 (“Savills, Germany Offices”);

•

Statistical Office of the Free State of Saxony (Statistisches Landesamt des Freistaats Sachsen), “Ankünfte und Übernachtungen im Freistaat Sachsen ab 2000 nach Reisegebieten” (“Statistical Office of the State of Saxony”);

•	Statistical Office for Mecklenburg-Western Pomerania (Statistisches Amt Mecklenburg-Vorpommern), “Statistisches Jahrbuch 2017” (“Statistical Office for Mecklenburg-Western Pomerania”);

•

Statistical Offices of the Federal States and the Federal Statistical Office (Statistische Ämter des Bundes und der Länder), Database, “Arbeitslose nach ausgewählten Personengruppen sowie Arbeitslosenquoten – Jahresdurchschnitt – regionale Ebenen”, https://www.regionalstatistik.de/, accessed May 18, 2017 (“Statistical Offices of the Federal States, Labor Market”);

•

Statistical Offices of the Federal States and the Federal Statistical Office (Statistische Ämter des Bundes und der Länder), Database, “Bevölkerungsstand: Bevölkerung nach Geschlecht – Stichtag 31.12. – regionale Ebenen”, https://www.regionalstatistik.de/, accessed May 18, 2017 (“Statistical Offices of the Federal States, Population”); and

•	TLG IMMOBILIEN AG, “Property Market in Berlin and eastern Germany 2016”, July 14, 2016 (“Property Market in Berlin and eastern Germany 2016”).

It should be noted in particular that reference has been made in this Prospectus to information concerning markets and market trends. Such information was obtained from the aforementioned sources. The Company has accurately reproduced such information and, as far as it is aware and able to ascertain from information published by such third parties, no facts have been omitted that would render the reproduced information inaccurate or misleading. Nevertheless, investors are advised to consider this data with caution. For example, market studies are often based on information or assumptions that may not be accurate or appropriate, and their methodology is inherently predictive and speculative.

Irrespective of the assumption of responsibility for the content of this Prospectus (see “2.1 Responsibility Statement”), neither the Company nor the Listing Agent have independently verified the figures, market data or other information on which third parties have based their studies. Accordingly, the Company and the Listing Agent make no representation or warranty as to the accuracy of any such information from third-party studies included in this Prospectus. Investors should note that the Company’s own estimates and statements of opinion and belief are not always based on studies of third parties.

2.6	Documents Available for Inspection

For the period during which this Prospectus is valid, the following documents will be available for inspection at the Company’s offices at Hausvogteiplatz 12, Berlin, Germany, during regular business hours (telephone: +49 (0) 30-2470-50):

•	the Company’s articles of association (the “Articles of Association”);

•

the Company’s unaudited condensed interim consolidated financial statements prepared in accordance with International Financial Reporting Standards, as adopted by the European Union (“IFRS”), on interim financial reporting (IAS 34) as of and for the nine months ended September 30, 2017;

•

the Company’s audited consolidated financial statements prepared in accordance with IFRS and the additional requirements of German commercial law pursuant to Section 315a para. 1 of the German Commercial Code (Handelsgesetzbuch (“HGB”)) as of and for the fiscal year ended December 31, 2016;

•

the Company’s audited consolidated financial statements prepared in accordance with IFRS and the additional requirements of German commercial law pursuant to Section 315a para. 1 HGB as of and for the fiscal year ended December 31, 2015;

•

the Company’s audited consolidated financial statements prepared in accordance with IFRS and the additional requirements of German commercial law pursuant to Section 315a para. 1 HGB as of and for the fiscal year ended December 31, 2014; and

•	the Company’s audited unconsolidated financial statements prepared in accordance with HGB as of and for the fiscal year ended December 31, 2016.

The aforementioned documents are also available on the Company’s website www.tlg.de under the investor relations section. The consolidated financial statements as of and for the fiscal years ended December 31, 2014, 2015 and 2016 as well as the unconsolidated financial statements as of and for the fiscal year ended December 31, 2016 are also published in the German Federal Gazette (Bundesanzeiger).

In addition, the Valuation Reports prepared by Savills and C&W, respectively, as of September 30, 2017 are available for inspection at the Company’s offices.

The Company’s future consolidated financial statements, unconsolidated financial statements and condensed interim consolidated financial statements will be available from the Company on its website www.tlg.de under the investor relations section and from the paying agent designated in this Prospectus (see “17.7 Notifications; Paying Agent”).

2.7	Currency Presentation and Presentation of Figures

In this Prospectus, “Euro” and “€” refer to the single European currency adopted by certain participating member states of the European Union, including Germany.

Where financial information in tables in this Prospectus is labelled “audited”, this means that such information has been taken from the audited financial statements of the Company included elsewhere in this Prospectus. The label “unaudited” is used in tables in this Prospectus to indicate financial information that have not been taken from the audited financial statements of the Company included elsewhere in this Prospectus but was taken either from the unaudited condensed interim consolidated financial statements of the Company as of and for the nine months ended September 30, 2017 or the Company’s internal reporting system, or is based on calculations of figures from the aforementioned sources.

All of the financial information presented in the text and tables in this Prospectus is shown in millions of Euro (in € million), except as otherwise stated. Certain financial information (including percentages) in this Prospectus has been rounded according to established commercial standards. As a result, the aggregate amounts (sum totals or sub-totals or differences or if numbers are put in relation) in tables in this Prospectus may not correspond in all cases to the aggregated amounts of the underlying (unrounded) figures appearing elsewhere in this Prospectus. Furthermore, in those tables, these rounded figures may not add up exactly to the totals contained in those tables. Financial information presented in parentheses denotes the negative of such number presented. In respect of financial information set out in this Prospectus, a dash (“–”) signifies that the relevant figure is not available, while a zero (“0.0”) signifies that the relevant figure is available but has been rounded to zero.

Any financial information from the consolidated and unconsolidated financial statements of the Company included in this Prospectus relates to reporting periods or reporting dates prior to the acquisition of WCM and consequently does not contain any financial information with respect to WCM. For financial information of WCM, investors should refer to WCM AG’s consolidated and unconsolidated financial statements published on WCM AG’s website www.wcm.de under the investor relations section.

Following the completion of the Takeover Offer on October 6, 2017, WCM became part of TLG. Consequently, any reference to TLG after this date, including any reference to TLG as of the date of this Prospectus, should be read as a reference comprising TLG and WCM.

WCM will for the first time be consolidated in the consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2017. As a result of such first time consolidation, these consolidated financial statements will differ materially from the consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2014, 2015 and 2016 and the condensed interim consolidated financial statements as of and for the nine months ended September 30, 2017.

To the extent financial information for the Combined Group is presented in this Prospectus, such financial information is presented for illustrative purposes only. Prior to the completion of the Takeover Offer on October 6, 2017, WCM was not part of TLG. Consequently, any financial information for the Combined Group is based on internal calculations of TLG, does not constitute pro forma financial information and investors should not place undue reliance on such financial information for the Combined Group.

2.8	Time Specifications

References to “CET” in this Prospectus refer to Central European Time or Central European Summertime, as the case may be. References to time in this Prospectus refer to CET, unless stated otherwise.

References to a “Business Day” in this Prospectus refer to any day on which banks in Frankfurt am Main, Germany, are open for general business.

3.    THE SETTLEMENT OFFER

3.1	Subject Matter of the Settlement Offer

The Settlement Offer consists of a public offering of 3,356,040 Settlement Shares in Germany and Luxembourg during the Offer Period. The Settlement Shares will be used as consideration in the context of the Settlement Offer to the Minority Shareholders and will be created by way of a capital increase resolved by the Company’s shareholders’ meeting on November 22, 2017 from the Company’s contingent capital 2017/III against contribution of 23 shares of WCM AG in exchange for 4 Settlement Shares.

Pursuant to Section 305 of the German Stock Corporation Act (Aktiengesetz), Minority Shareholders who do not exchange their shares in WCM AG during the Offer Period are, in case appraisal proceedings are initiated pursuant to the German Act on Appraisal Proceedings (Spruchverfahrensgesetz), entitled to exchange their shares for Settlement Shares on the same conditions as set forth in the Settlement Offer or, as the case may be, as amended in appraisal proceedings or in a settlement reached in the course of, or in connection with, such proceedings, until two months after the initial judgement regarding the last motion for appraisal proceedings is announced in the German Federal Gazette (Bundesanzeiger).

Based on the Exchange Ratio of 4 Settlement Shares for 23 shares in WCM AG validly tendered and depending on the number of shares in WCM AG validly tendered, up to 3,356,040 Settlement Shares will be issued as consideration for the outstanding 19,297,225 shares in WCM AG held by Minority Shareholders. The Exchange Ratio and accordingly the number of Settlement Shares to be issued may, however, change under certain circumstances subject to changes in the terms of domination agreement entered into between the Company, as the controlling company, and WCM AG, as the controlled company, on October 6, 2017 (the “Domination Agreement”).

3.2	Important Notices

This Settlement Offer will only become effective upon registration of the Domination Agreement in the commercial register at the seat of WCM AG (i.e., the commercial register of the local court (Amtsgericht) of Frankfurt am Main, Germany) which is expected to occur on February 9, 2018.

If Minority Shareholders would be entitled to fractional amounts of Settlement Shares (“Share Fractions”) based on the Exchange Ratio, such Minority Shareholders will receive compensation for such Share Fractions in cash.

3.3	Settlement Offer

The following is an English-language translation of the German-language Settlement Offer. The German-language version is expected to be published in the German Federal Gazette (Bundesanzeiger) on February 9, 2018:

“TLG IMMOBILIEN AG

Berlin

– ISIN DE000A12B8Z4/WKN A12B8Z –

Settlement Offer to Minority Shareholders

of

WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft

Frankfurt am Main, Germany

– ISIN DE000A1X3X33/WKN A1X3X3 –

On October 6, 2017, TLG IMMOBILIEN AG, Berlin, Germany, entered into a domination agreement (the “Domination Agreement”) with WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft, Frankfurt am Main, Germany (“WCM AG”). This Domination Agreement was approved by the shareholders’ meetings of TLG IMMOBILIEN AG and WCM AG on November 22, 2017 and November 17, 2017, respectively. Following the registration of the Domination Agreement in the commercial register of the local court (Amtsgericht) of Frankfurt am Main, Germany, on February 9, 2018, the Domination Agreement entered into force.

In the Domination Agreement, TLG IMMOBILIEN AG undertook to acquire all shares in WCM AG tendered by minority shareholders of WCM AG in exchange for new bearer shares with no par-value (Stückaktien) in TLG IMMOBILIEN AG, each with a notional value of €1.00, at an exchange ratio of twenty-three bearer shares with no par-value (Stückaktien) of WCM AG (ISIN DE000A12B8Z4) for four new bearer shares with no par-value (Stückaktien) in TLG IMMOBILIEN AG (ISIN DE000A1X3X33) (the “Settlement Offer”).

For the duration of the Domination Agreement, TLG IMMOBILIEN AG guarantees minority shareholders of WCM AG who do not wish to accept the Settlement Offer a fixed annual payment in the form of a guaranteed dividend (the “Guaranteed Dividend”). The Guaranteed Dividend for each fiscal year of WCM AG and each bearer share of WCM AG representing a notional value of €1.00 in the share capital of WCM AG amounts to a gross amount of €0.13 per share (the “Gross Compensation Amount”), less any corporate income tax and solidarity surcharge at the prevailing rate for the relevant fiscal year (the “Net Compensation Amount”). Based on the circumstances at the time of the entering into force of the Domination Agreement, corporate income tax at a rate of 15.0%, plus 5.5% solidarity surcharge thereon (i.e., €0.02 for each no par-value share (Stückaktie) of WCM AG) are deducted from the Gross Compensation Amount. Based on the circumstances at the time of the entering into force of the Domination Agreement, this results in a Net Compensation Amount of €0.11 for each no par-value share (Stückaktie) of WCM AG for every full fiscal year of WCM AG. For the avoidance of doubt, any withholding tax (such as capital gains tax) is withheld from the Net Compensation Amount to the extent required by applicable law. The Guaranteed Dividend will become due on the first banking day following the annual shareholders’ meeting of WCM AG for the preceding fiscal year, and for the first time with respect to the annual shareholders’ meeting of WCM AG to be held in the fiscal year ending December 31, 2019. To the extent that the dividend per share paid by WCM AG for a fiscal year (including pre-payments thereon) falls short of the Net Compensation Amount, the minority shareholders of WCM AG will receive an amount corresponding to the respective shortfall from TLG IMMOBILIEN AG.

The exchange ratio and the Guaranteed Dividend owed to minority shareholders of WCM AG have been derived from the enterprise values of TLG IMMOBILIEN AG and WCM AG and agreed by the management boards of TLG IMMOBILIEN AG and WCM AG, with the approval of their respective supervisory boards. For this purpose, the management boards of TLG IMMOBILIEN AG and WCM AG have jointly mandated ValueTrust Financial Advisors SE, Munich, to prepare an expert opinion on the adequacy of the exit compensation and the Guaranteed Dividend. In addition, BBWP GmbH Wirtschaftsprüfungsgesellschaft, Dusseldorf, Germany, has been appointed as contract auditor upon the joint request of both management boards by the Regional Court (Landgericht) of Frankfurt am Main, Germany. BBWP GmbH Wirtschaftsprüfungsgesellschaft has declared that the Guaranteed Dividend and the exit compensation are appropriate pursuant to Section 293e of the German Stock Corporation Act (Aktiengesetz).

The Domination Agreement entered into force upon its registration in the commercial register of WCM AG, which occurred on February 9, 2018. The registration of the Domination Agreement was announced in accordance with Section 10 of the German Commercial Code (Handelsgesetzbuch) in the electronic information and communications system designated by the State Judicial Administration (Landesjustizverwaltung) under www.handelsregister.de on February 9, 2018. Upon entry into force of the Domination Agreement, minority shareholders of WCM AG are entitled to accept the Settlement Offer. The offer period ends on April 9, 2018 at 24:00 hours (midnight) (Central European Summer Time).

If appraisal proceedings are initiated, the rights of minority shareholders of WCM AG pursuant to Section 305 para. 4 sentence 3 of the German Stock Corporation Act (Aktiengesetz) will remain unaffected.

Minority shareholders of WCM AG may transfer their shares in WCM AG (ISIN DE000A1X3X33) to receive the compensation in bearer shares in TLG IMMOBILIEN AG to their account through their respective custodian bank to Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Germany, in its capacity as settlement agent. Furthermore, minority shareholders of WCM AG are required to submit a written instruction form and authorization, along with an exercise notice, for the acceptance of the Settlement Offer. Minority shareholders of WCM AG can obtain this form from their respective custodian bank.

TLG IMMOBILIEN AG and the Settlement Agent have taken steps to allow for the receipt of the compensation to be free of charge for minority shareholders of WCM AG with a domestic custodian account. Custodian banks are requested to contact the settlement agent for a refund of the custodian fees, if any.

The bearer shares with no-par-value (Stückaktien) of TLG IMMOBILIEN AG that will be issued to minority shareholders of WCM AG who accept the Settlement Offer will be delivered immediately upon the transfer of the respective shares of WCM AG to the settlement agent and will be credited to the custodian accounts of the former shareholders of WCM AG upon completion of all necessary settlement actions. The new bearer shares with no-par-value (Stückaktien) of TLG IMMOBILIEN AG required for the settlement of the Settlement Offer will be created through a capital increase from contingent capital for up to 5,000,000 new bearer shares with no-par-value (Stückaktien) of TLG IMMOBILIEN AG.

Any fractional amounts resulting from the exchange ratio will be compensated in cash. To provide such cash compensation, share fractions due to individual minority shareholders of WCM AG are pooled into full shares of TLG IMMOBILIEN AG for all shares issued at a given date, and the resulting shares of TLG IMMOBILIEN AG are sold on the stock exchange by the settlement agent. Holders of share fractions will receive a compensation in cash corresponding to their pro rata share in the proceeds from the sale of the share of TLG IMMOBILIEN AG created from their share fractions. To the extent that no full shares of TLG IMMOBILIEN AG can be created through pooling in any one round of settlement, the settlement agent will pay a cash compensation equal to the pro rata XETRA closing price of the shares of TLG IMMOBILIEN AG (or a corresponding successor system) two days before such cash is credited by the settlement agent to the relevant custodian banks.

The up to 5,000,000 bearer shares from the contingent capital increase are expected to be admitted to trading on the regulated market segment (regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous admission to the sub-segment thereof, with additional post-admission obligations (Prime Standard). The new bearer shares from the aforementioned contingent capital increase are expected to be declared deliverable in advance on February 13, 2018 on the Frankfurt Stock Exchange.

In connection with the Settlement Offer and the admission to trading of the shares from the contingent capital increase, a securities prospectus of TLG IMMOBILIEN AG has been published on February 9, 2018 on the website of TLG IMMOBILIEN AG www.tlg.de under the “Investor Relations” section. Printed copies of the prospectus are available from TLG IMMOBILIEN AG free of charge during normal business hours at the following address: TLG IMMOBILIEN AG, Hausvogteiplatz 12, 10117 Berlin, Germany.

If proceedings pursuant to the German Act on Appraisal Proceedings (Spruchverfahrensgesetz) are initiated and the court adjudicates a higher settlement, or if TLG IMMOBILIEN AG agrees to a higher compensation for minority shareholders of WCM AG to settle potential claims arising out of, or in connection with, proceedings pursuant to Section 1 no. 1 of the German Act on Appraisal Proceedings (Spruchverfahrensgesetz), minority shareholders of WCM AG are entitled to a corresponding supplement to the compensation under the Domination Agreement. This entitlement may also be claimed by minority shareholders of WCM AG who have already received a settlement regardless of whether the respective minority shareholders of WCM AG participated in any proceedings pursuant to the German Act on Appraisal Proceedings (Spruchverfahrensgesetz).

Berlin, February 2018

TLG IMMOBILIEN AG

The Management Board”

3.4	Offer Period

The Offer Period for the Settlement Offer is expected to commence on February 9, 2018. Without prejudice with respect to rights of Minority Shareholders under Section 305 para. 4 sentence 3 of the German Stock Corporation Act (Aktiengesetz), the Offer Period would then expire on

April 9, 2018, at 24:00 hours (midnight) (CET).

Section 5.3 of the Domination Agreement provides for a limited period during which the Company is required to acquire the shares in WCM AG held by Minority Shareholders in exchange for Settlement Shares. This period will expire two months after the day on which the registration of the Domination Agreement in the commercial register at the registered seat of WCM AG has been published in accordance with Section 10 HGB (the “Announcement Date”).

Within three months after the Announcement Date, Minority Shareholders may challenge the fairness of the Settlement Offer in court by filing a motion to initiate appraisal proceedings pursuant to the German Act on Appraisal Proceedings (Spruchverfahrensgesetz). Section 305 para. 4 sentence 3 of the German Stock Corporation Act (Aktiengesetz) stipulates that if such a motion is filed, Minority Shareholders may exchange their shares under the same conditions as those that apply to the Settlement Offer or, as the case may be, as amended in the appraisal proceedings or in a settlement reached in the course of, or in connection with, such proceedings, until two months after the final judgment regarding the last motion for appraisal proceedings of a Minority Shareholder is announced in the German Federal Gazette (Bundesanzeiger).

3.5	Acceptance of the Settlement Offer

Minority Shareholders who wish to accept the Settlement Offer must submit a written acceptance notice which must be received by their respective custodian bank during the Offer Period. The Settlement Offer cannot be accepted after expiry of the Offer Period, which shall not prejudice the rights of Minority Shareholders pursuant to Section 305 para. 4 sentence 3 of the German Stock Corporation Act (Aktiengesetz).

In their declarations of acceptance, Minority Shareholders are required to accept and confirm that:

•	the proceeds from the realization of Share Fractions may be transferred to such Minority Shareholders later than the Settlement Shares;

•

the proceeds for Share Fractions will be realized based on the average proceeds per Settlement Share that the Settlement Agent has realized on such Settlement Shares or the XETRA closing price of the Company’s shares two days prior to the day on which Share Fractions are realized;

•	they will not dispose of their shares in WCM AG until settlement for such shares has been effected;

•

at the time of acceptance of the Settlement Offer, they are not present in the United States of America (the “United States”), Canada, Australia or Japan or any other jurisdiction, where the acquisition of new shares in the Company may be subject to restrictions or prohibited; and

•

they are aware that the Settlement Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and that they may not be sold or offered in the United States, except based on an exemption under the registration requirements of the Securities Act or in transactions not subject to such requirements.

In addition, by accepting the Settlement Offer, Minority Shareholders irrevocably authorize the Settlement Agent to take any action, or issue any declarations, required or useful for the settlement of the Settlement Offer in particular to:

•	assert the claims of such Minority Shareholders to receive the Settlement Shares against the Company;

•	transfer their shares in WCM AG to the Company as contribution in kind;

•

issue a declaration of subscription with respect to the Settlement Shares and the Share Fractions on behalf and for the account of such Minority Shareholders and to accept such Settlement Shares and deliver them to the respective custodian banks of such Minority Shareholders; and

•

realize any Share Fractions for the account of such Minority Shareholders and to this end to combine such Share Fractions into full Settlement Shares and to transfer the proceeds from the sale of such full Settlement Shares to the relevant Minority Shareholders.

3.6	Admission to Trading

The application for admission of the Settlement Shares to trading on the regulated market segment (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) was filed on January 31, 2018. The approval for the admission to trading is expected to be announced on February 12, 2018. The Settlement Shares will commence trading on the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) and be included in the existing quotation of the Company’s shares following their issuance. A separate quotation may be assigned for an interim period in case Settlement Shares are issued with dividend rights that differ from such rights of other shares of the Company. These Settlement Shares are expected to be incorporated into the existing quotation of the Company’s shares after payment of dividends for the respective fiscal year.

3.7	Offer Restrictions

The Settlement Shares will be offered to the public solely in Germany and Luxembourg. The Settlement Shares will not be publicly offered in any other member state of the EEA, unless:

1.

a prospectus for the Settlement Shares that has been approved by the competent authorities in the respective member state of the EEA has been published in advance and the competent authorities any other member state of the EEA in which such offering takes place have been notified of this fact in compliance with Directive 2003/71 EC of the European Parliament and of the Council of November 4, 2003 on the prospectus to be published when securities are offered to the public or admitted to trading, as amended (the “Prospectus Directive”);

2.	the offering is directed exclusively at “qualified investors” within the meaning of the Prospectus Directive; or

3.	the offering takes place under any other circumstances in which the Company is not required to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

The Settlement Shares to be issued for the Settlement Offer have not been, and will not be, registered with the United States Securities and Exchange Commission under the Securities Act, in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 802 thereunder. The Settlement Shares will only be delivered in the United States if the Company is satisfied that that such Settlement Shares may be delivered in the relevant jurisdiction in reliance upon available exemptions from the registration requirements of the securities laws of any state of the United States, or on a basis otherwise determined to be acceptable to the Company, in its sole discretion, and without subjecting the Company to any registration or similar requirements (also, see “3.5 Acceptance of the Settlement Offer”).

3.8	Timetable for the Settlement Offer

The anticipated timetable for the Settlement Offer and for the admission of the shares to be issued from the Company’s contingent capital 2017/III to trading is as follows:

February 9, 2018	Approval of this Prospectus by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht (“BaFin”)).

Publication of the Prospectus on the Company’s website.

Registration of the Domination Agreement in the commercial register of WCM AG.

Commencement of the Settlement Offer.

Publication of the Settlement Offer to the Minority Shareholders in German Federal Gazette (Bundesanzeiger)

February 12, 2018	Admission decision by the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) and publication of the admission decision.

April 9, 2018	Expiration of the Offer Period.

3.9	Closing of the Settlement Offer

Under the Domination Agreement, Minority Shareholders may accept the Settlement Offer submitted by the Company in accordance with Section 305 of the German Stock Corporation Act (Aktiengesetz) by accepting the Settlement Offer at the Exchange Ratio of 23 shares in WCM AG for 4 Settlement Shares (see “3.1 Subject Matter of the Settlement Offer”).

Minority Shareholders do not forfeit the right to tender their shares by virtue of the fact that they have already accepted compensation payments in the form of a guaranteed dividend.

Settlement Shares will be delivered to Minority Shareholders who accept the Settlement Offer in the form of co-ownership rights in the global share certificates deposited with Clearstream Banking Aktiengesellschaft, Mergenthalerallee 61, 65760 Eschborn, Germany (“Clearstream”). The Settlement Shares subscribed for under the Settlement Offer are expected to be credited to the accounts of former shareholders of WCM AG via book-entry delivery through Clearstream. Minority Shareholders can obtain information about the actual delivery of the Settlement Shares under the Settlement Offer from their respective custodian banks. Trading in Settlement Shares will not commence prior to such Settlement Shares being credited to the custodian account of the respective former shareholder of WCM AG at the respective custodian bank.

According to the Articles of Association, shareholders are not entitled to receive individual share certificates. For additional information on the rights attached to shares of the Company, see “18. Description of the Share Capital of TLG IMMOBILIEN AG and Applicable Regulations”.

Compensation for Share Fractions will be paid in cash. To provide such cash compensation, Share Fractions due to individual Minority Shareholders are pooled into full Settlement Shares for all shares issued at a given date, and the resulting Settlement Shares are sold on the stock exchange by the Settlement Agent. Holders of Share Fractions will receive a compensation in cash corresponding to their pro rata share in the proceeds from the sale of the Settlement Shares created from their Share Fractions. To the extent that no full Settlement Shares can be created through pooling in any one round of settlement, the Settlement Agent will pay a cash compensation equal to the pro rata XETRA closing price of the Company’s shares (or a corresponding successor system) two days before such cash is credited by the Settlement Agent.

Immediately upon entry into force of the Domination Agreement and following the publication of the specific details of the execution of the Settlement Offer in the German Federal Gazette (Bundesanzeiger), Minority Shareholders will be notified of the Settlement Offer through their respective custodian banks. The Company and the Settlement Agent have taken steps to allow for the transfer of the shares of WCM AG to the Company as part of the acceptance of the Settlement Offer to be free of charge for the Minority Shareholders, provided that they hold such shares through a domestic custodian account.

On October 9, 2017, the Company and Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany (the “Settlement Agent”) entered into a settlement agreement regarding the rendering of certain services in connection with the technical execution of the settlement of shares as contemplated by the Settlement Offer (the “Settlement Agreement”). Under the Settlement Agreement, the Company will pay the Settlement Agent a customary fixed fee for its services as Settlement Agent. Such fee may increase if the initiation of appraisal proceedings results in further services being rendered by the Settlement Agent. The Settlement Agent has not undertaken to underwrite the Settlement Shares. The Settlement Agreement also sets forth that the Company must release and hold harmless the Settlement Agent from certain liabilities in connection with the Settlement Offer, unless a final judgment of a competent court holds that the respective claims or damage were caused by intentional or grossly negligent conduct of the Settlement Agent.

3.10	Information on the Settlement Shares

3.10.1	Legal Framework for the Creation of the Settlement Shares

Sections 192 et seq. of the German Stock Corporation Act (Aktiengesetz) on contingent capital increases provide the legal basis for the issuance of the Settlement Shares. By resolution of the Company’s extraordinary shareholders’ meeting on November 22, 2017, the Company’s share capital is conditionally increased by up to €5,000,000.00 through the issuance of up to 5,000,000 new bearer shares with no par-value (Stückaktien), each with a notional value of €1.00. The resolution relating to the contingent capital increase was registered in the commercial register of the local court (Amtsgericht) of Charlottenburg, Germany, on January 18, 2018.

The purpose of the contingent capital increase is the granting of compensation in shares of the Company to the Minority Shareholders in accordance with the provisions of the Domination Agreement.

3.10.2	Form and Certification

All of the Company’s shares are bearer shares with no par-value (Stückaktien), each with a notional value of €1.00. All shares in the Company are represented by global share certificates, which are deposited with Clearstream.

Section 5.2 of the Articles of Association excludes the shareholders’ right to receive individual share certificates to the extent permitted by law and unless mandated by the rules of a stock exchange to which the shares are admitted. The Company’s management board (the “Management Board”), with the approval of the Company’s supervisory board (the “Supervisory Board”), determines the form of the share certificates.

3.10.3	Voting Rights

All of the Company’s shares are bearer shares with no par-value (Stückaktien), each with a notional value of €1.00. Each of the Company’s shares carries one vote at the shareholders’ meeting of the Company. There are no restrictions on voting rights.

3.10.4	Dividend and Liquidation Rights

The Settlement Shares that will be issued upon acceptance of the Settlement Offer by Minority Shareholders during the Offer Period will carry full dividend rights with respect to the fiscal year ended December 31, 2017 and will have the same rights as the existing shares of the Company.

To the extent that Minority Shareholders tender their shares in WCM AG after the expiration of the Offer Period in accordance with their statutory rights pursuant to Section 305 of the German Stock Corporation Act (Aktiengesetz), the following rules apply:

•

If Minority Shareholders exchange their shares in WCM AG for Settlement Shares before receiving a dividend and/or payment under the guaranteed dividend for the fiscal year ending December 31, 2018 or subsequent fiscal years they shall, as far as practical and legally permissible, be granted Settlement Shares that participate in the Company’s profits from the start of the last fiscal year that ended before such Settlement Shares were created.

•

If Minority Shareholders exchange their shares in WCM AG for Settlement Shares after receiving a dividend and/or payment under the guaranteed dividend for the fiscal year ending December 31, 2018 or subsequent fiscal years, or where it is not practical or legally permissible to grant Settlement Shares that participate in the profits as described above, these Minority Shareholders shall receive Settlement Shares that participate in the Company’s profits from the start of the fiscal year in which they are created.

In the event of the Company’s liquidation, any proceeds will be distributed to the holders of the Company’s shares in proportion to their interest in the Company’s share capital.

3.10.5 Currency of the Settlement Shares

All of the Company’s shares, including the Settlement Shares, are denominated in Euro.

3.10.6	ISIN/WKN/Ticker Symbol

The trading details of the Settlement Shares are as follows:

International Securities Identification Number (“ISIN”)	DE000A12B8Z4
German Securities Identification Number (Wertpapierkennnummer (“WKN”))	A12B8Z
Ticker Symbol	TLG

If Settlement Shares are issued with dividend rights that temporarily differ from such rights attached to existing shares of the Company (see “3.10.4 Dividend and Liquidation Rights”), a separate ISIN and WKN may be assigned for such Settlement Shares for an interim period.

3.10.7	Existing Quotation

As of the date of this Prospectus, all of the Company’s 102,028,821 outstanding shares are admitted to trading on the regulated market segment (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard).

3.10.8	Disposal and Transferability

The Settlement Shares are freely transferable in accordance with the legal requirements for bearer shares. There are no prohibitions or restrictions on disposals with respect to the transferability of the Settlement Shares.

3.11	Rights to Exchange for Settlement Shares not Exercised and Transferability

Upon expiry of the Offer Period, the right to exchange shares of WCM AG for Settlement Shares will lapse. If appraisal proceedings pursuant to the German Act on Appraisal Proceedings (Spruchverfahrensgesetz) are initiated, Minority Shareholders may exchange their shares on the same conditions set forth in the Settlement Offer or, as the case may be, as amended in the appraisal proceedings or in a settlement reached in the course of, or in connection with, such proceedings, until two months after the final judgment regarding the last motion for appraisal proceedings of a Minority Shareholder is announced in the German Federal Gazette (Bundesanzeiger).

If a Minority Shareholder disposes of its shares in WCM AG during the period described above, the right to tender such shares in exchange for Settlement Shares is conferred on the respective transferee.

3.12	Costs of the Settlement Offer

The Company expects that the total costs incurred by TLG in connection with the Settlement Offer (legal, banking and other professional fees and costs) will not exceed €1.5 million. Neither the Company nor the Listing Agent nor the Settlement Agent will charge any of these costs to Minority Shareholders who accept the Settlement Offer.

The Company and the Settlement Agent have taken steps to allow for the acceptance of the Settlement Offer to be free of fees and expenses for Minority Shareholders who hold their shares at a domestic custodian bank (except for costs for transmitting the declaration of acceptance to the respective custodian bank). To this end, the Company will pay the custodian banks a market standard commission, of which the custodian banks will be informed separately. Any additional costs and expenses imposed by custodian banks or foreign securities service companies, as well as any expenses incurred outside Germany, will, however, have to be borne by the respective Minority Shareholder.

3.13	Interests of the Parties participating in the Settlement Offer and the Listing

The Listing Agent will receive a fee of €320,000.00 plus value added tax (“VAT”) from the Company for its services rendered in the course of the listing of the Company’s shares and the Settlement Offer.

Under the Settlement Agreement, the Company will pay the Settlement Agent a customary fixed fee for its services as Settlement Agent. Such fee may increase if the initiation of appraisal proceedings results in further services being rendered by the Settlement Agent. For further information on the Settlement Agreement, see “3.9 Closing of the Settlement Offer”.

There are no conflicts of interest.

4.    REASONS FOR THE OFFER; USE OF PROCEEDS

4.1	Reasons for the Offer

On October 6, 2017, the Company, as the controlling company, and WCM AG, as the controlled company, entered into the Domination Agreement. Following the approval by the shareholders’ meetings of both the Company and WCM AG, the Domination Agreement will enter into force upon registration in the commercial register of WCM AG on February 9, 2018. Under the Domination Agreement, WCM AG will assign the control (Leitung) of WCM to the Company.

Pursuant to the Domination Agreement, the Company guarantees that Minority Shareholders who do not wish to accept the Settlement Offer will receive a fixed annual payment in the form of a guaranteed dividend for the duration of the Domination Agreement, payable for the first time with respect to the fiscal year ending December 31, 2018. Upon entry into force of the Domination Agreement, the Company will also be required to offer the Minority Shareholders to tender their shares in WCM AG in exchange for Settlement Shares under this Settlement Offer pursuant to Section 305 of the German Stock Corporation Act (Aktiengesetz). To fulfil its legal obligations, the Company has agreed in Section 5 para. 1 of the Domination Agreement that during the Offer Period, the Company will acquire all shares in WCM AG held by a Minority Shareholder against issuance of a corresponding number of Settlement Shares upon request of such Minority Shareholder. This Settlement Offer therefore allows the Company to fulfill its obligations under the Domination Agreement.

4.2	Use of Proceeds

Given that the Settlement Offer is an exchange offer, the Company will not receive any proceeds from the Settlement Offer.

5.    DIVIDEND POLICY; RESULTS AND DIVIDENDS PER SHARE; USE OF PROFITS

5.1	General Provisions Relating to Profit Allocation and Dividend Payments

The shareholders’ share of the Company’s profits is determined based on their respective interests in the Company’s share capital. Being a German stock corporation (Aktiengesellschaft), the distribution of the Company’s dividends for a given fiscal year, and the amount and payment date thereof, are resolved by the shareholders’ meeting of the subsequent fiscal year either upon a joint proposal by the Management Board and the Supervisory Board or upon the Management Board’s or the Supervisory Board’s proposal. The shareholders’ meeting must be held within the first eight months of each fiscal year.

Dividends may only be distributed from the net retained profit (Bilanzgewinn) of the Company. The net retained profit is calculated based on the Company’s unconsolidated financial statements prepared in accordance with the accounting principles of the HGB. Accounting principles set forth in the HGB differ from IFRS in material respects.

When determining the net retained profit, the net income or loss for the fiscal year (Jahresüberschuss/-fehlbetrag) must be adjusted for retained profit/loss carryforwards (Gewinn-/Verlustvorträge) from the prior fiscal year and withdrawals from or appropriations to reserves (retained earnings). Certain reserves are required to be set up by law and must be deducted when calculating the net retained profit available for distribution.

The Management Board must prepare unconsolidated financial statements (balance sheet, income statement and notes to the financial statements) and a management report for the previous fiscal year by the statutory deadline and present these to the Supervisory Board and the Company’s auditors immediately after preparation. At the same time, the Management Board must present to the Supervisory Board a proposal for the allocation of the Company’s net retained profit pursuant to Section 170 of the German Stock Corporation Act (Aktiengesetz). According to Section 171 of the German Stock Corporation Act (Aktiengesetz), the Supervisory Board must review the unconsolidated financial statements, the Management Board’s management report and the proposal for the allocation of the net retained profit and report to the shareholders’ meeting in writing on the results of such review.

The shareholders’ meeting’s resolution on the allocation of the net retained profit requires a simple majority of votes to be passed. The shareholders’ meeting may also resolve that the dividends be distributed partially or entirely in kind (e.g., as a distribution of treasury shares if such shares held by the Company at that time). Notifications of any distribution of dividends resolved upon are published in the German Federal Gazette (Bundesanzeiger) immediately after the shareholders’ meeting.

Dividends resolved by the shareholders’ meeting are due and payable on the third working day after the relevant shareholders’ meeting, unless provided otherwise in the dividend resolution, in compliance with the rules of the respective clearing system. Since all of the Company’s dividend entitlements are evidenced by one global dividend coupon deposited with Clearstream, Clearstream transfers the dividends to the shareholders’ custodian banks for crediting to their accounts. German custodian banks are under an obligation to distribute the funds to their customers. Shareholders using a custodian bank located outside Germany must inquire at their respective bank regarding the terms and conditions applicable in their case. To the extent dividends can be distributed by the Company in accordance with HGB and corresponding decisions are taken, there are no restrictions on shareholders’ rights to receive dividends.

Generally, withholding tax (Kapitalertragsteuer) is withheld from dividends paid. For more information on the taxation of dividends, see “21.3.1 Taxation of Dividend Income” and “22.2 Taxation of Dividend Income”.

Any dividends not claimed within the past three years become time-barred. Once the statute of limitations applies, the dividend payment claim passes to the Company.

5.2	Dividend Policy and Earnings per Share

The Company’s current dividend policy is to pay dividends in an amount of at least 70% of its annual FFO (formerly referred to as FFO after taxes), provided that TLG’s business performance remains at least stable. The Company currently plans to pay a dividend in line with this target for the fiscal year ended December 31, 2017.

The following table shows: (i) the net income and earnings per share as shown in the Company’s respective audited consolidated financial statements prepared in accordance with IFRS and the additional requirements of German commercial law pursuant to Section 315a para. 1 HGB; (ii) the net retained profit based on the Company’s respective audited unconsolidated financial statements prepared in accordance with HGB; and (iii) distributions to shareholders and dividend payments for the periods presented:

	For the year ended December 31,
	2014		2015		2016
	(audited and in € million, unless otherwise indicated)
Net income (IFRS)	88.7		130.8		94.1
Earnings per share (undiluted) (IFRS) (in €)(1)	1.65		2.11		1.39
Net retained profits (HGB)	25.4		50.6		60.8
Distributions to shareholders and dividend payments	233.0	(2)	15.3	(3)	48.6	(4)
Distributions per share (in €) (unaudited)(5)	2.28		0.15		0.48

(1)

Before the Company was transformed into a stock corporation (Aktiengesellschaft) in September 2014, it was a limited liability company (Gesellschaft mit beschränkter Haftung). For purposes of comparison, the weighted average number of shares issued for the year ended December 31, 2014 is the number that would have existed if the Company had already been a stock corporation as of January 1, 2014 with the resulting number of shares issued based on the subscribed capital at that time. The weighted average number of shares amounted to 53.8 million, 62.0 million and 67.4 million in the fiscal years ended December 31, 2014, 2015 and 2016, respectively.

(2)

Comprises retained profit carryforwards in an amount of €73.6 million, withdrawals from capital reserves in an amount of €158.5 million and retained earnings in an amount of €0.8 million, which were distributed to LSREF II East AcquiCo S.à r.l. (“East AcquiCo”) and Delpheast Beteiligungs GmbH & Co. KG (“Delpheast”).

(3)	Reflects the dividend paid to the shareholders of the Company from the net income for the fiscal year ended December 31, 2014.

(4)	Reflects the dividend paid to the shareholders of the Company from the net income for the fiscal year ended December 31, 2015.

(5)	Calculated based on a number of 102.0 million shares, the number of shares outstanding as of the date of this Prospectus.

On May 29, 2017, the Company made a dividend payment in an aggregate amount of €59.3 million, corresponding to €0.80 per share (based on the number of shares outstanding at the time). Other than listed above, the Company has not made any distributions to its shareholders during the fiscal years ended December 31, 2014, 2015 and 2016, the nine months ended September 30, 2017, and the period up to and including the date of this Prospectus.

6.    CAPITALIZATION AND INDEBTEDNESS; STATEMENT ON WORKING CAPITAL

The following tables set forth the consolidated capitalization and indebtedness of TLG as of November 30, 2017, taken or derived from the Company’s internal reporting system on a historic basis and as adjusted for the issuance of the Settlement Shares in the course of the completion of the Settlement Offer. Investors should read these tables in conjunction with “8. Selected Consolidated Financial Information of TLG”, “9. Management’s Discussion and Analysis of Net Assets, Financial Condition and Results of Operations of TLG”, the consolidated financial statements, including the related notes contained in this Prospectus, and the financial information contained elsewhere in this Prospectus.

Regarding the pro forma consolidated statement of financial position of TLG as prepared under the assumption of the completion of the Takeover Offer, the entry into force of the Domination Agreement as well as the completion of the Settlement Offer taking place on September 30, 2017, see “11. Pro Forma Consolidated Financial Information of TLG IMMOBILIEN AG for the Fiscal Year ended December 31, 2016 and as of and for the Nine Months ended September 30, 2017”.

6.1	Capitalization

	As of November 30, 2017	As of November 30, 2017 as adjusted to reflect the issuance of the Settlement Shares(1)
	(in € million) (unaudited)
Total current debt(2)	131.7	131.7
of which secured(3)	87.7	87.7
of which guaranteed	–	–
of which unguaranteed/unsecured	44.0	44.0
Total non-current debt(4)	2,049.1	2,049.1
of which secured(3)	1,281.1	1,281.1
of which guaranteed	–	–
of which unguaranteed/unsecured	768.0	768.0
Shareholder’s equity(5)	1,163.1	1,201.4
Subscribed capital(6)	102.0	105.4
Legal reserves(7)	1,061.1	1,096.0
Other reserves	–	–

Total(8)	3,343.9	3,382,2

(1)

Assuming issuance of 3,356,040 Settlement Shares against contribution of all 19,297,225 shares of WCM AG tendered into the Settlement Offer (corresponding to an Exchange Ratio of 4 Settlement Shares for every 23 shares of WCM AG (or 5.75 shares of WCM AG for every Settlement Share)). The aggregate value of the 3,356,040 Settlement Shares issued in exchange for the shares of WCM AG tendered into the Settlement Offer is assumed to amount to approximately €75.2 million, based on the XETRA closing price of the Company’s shares on February 2, 2018. The total costs incurred by TLG in connection with the Settlement Offer (legal, banking and other professional fees and costs) are assumed to amount to €1.5 million and recognized through profit or loss.

(2)	Referred to as current liabilities in the Company’s consolidated statement of financial position.

(3)	Security mainly comprises land charges and shares in affiliates.

(4)	Referred to as non-current liabilities in the Company’s consolidated statement of financial position.

(5)

The presented shareholder’s equity does not include retained earnings and other reserves (comprising other comprehensive income (OCI) recognized in reserve hedge accounting and actuarial gains/losses).

(6)

Referred to as subscribed capital in the Company’s consolidated statement of financial position. As adjusted as of November 30, 2017, the increase in share capital (subscribed capital) results from the issuance of 3,356,040 Settlement Shares at a nominal amount of €1.00 per share.

(7)

Referred to as capital reserves in the Company’s consolidated statement of financial position. As adjusted as of November 30, 2017, the increase in legal reserves (capital reserves) of €34.9 million results from the issuance of 3,356,040 Settlement Shares valued at €22.42 per share, less a nominal amount of €1.00 per share included in share capital (subscribed capital), resulting in an increase by €71.9 million, which is partially offset by effects from the derecognition of non-controlling interests relating to Minority Shareholders in an aggregate amount of €37.0 million, not taking into account earnings attributable to non-controlling interests.

(8)

Sum of total current debt, total non-current debt and shareholder’s equity, not including retained earnings and other reserves (comprising other comprehensive income (OCI) recognized in reserve hedge accounting and actuarial gains/losses).

6.2	Indebtedness

	As of November 30, 2017	As of November 30, 2017 as adjusted to reflect the issuance of the Settlement Shares(1)
	(in € million) (unaudited)
A. Cash	0.0	0.0
B. Cash equivalents	500.8	500.8
C. Trading securities	–	–
D. Liquidity (A)+(B)+(C)	500.8	500.8
E. Current financial receivables(2)	8.0	8.0
F. Current liabilities due to financial institutions	87.7	87.7
G. Current portion of non-current debt	–	–
H. Other current financial debt(3)	17.7	17.7
I. Current financial debt (F)+(G)+(H)	105.4	105.4
J. Net current financial indebtedness (I)-(E)-(D)	(403.4)	(403.4)
K. Non-current liabilities due to financial institutions	1,281.1	1,281.1
L. Bonds issued	395.9	395.9
M. Other non-current loans	–	–
N. Non-current financial indebtedness (K)+(L)+(M)	1,677.0	1,677.0

O. Net financial indebtedness (J)+(N)	1,273.6	1,273.6

(1)

Assuming issuance of 3,356,040 Settlement Shares against contribution of all 19,297,225 shares of WCM AG tendered into the Settlement Offer (corresponding to an Exchange Ratio of 4 Settlement Shares for every 23 shares of WCM AG (or 5.75 shares of WCM AG for every Settlement Share)). The aggregate value of the 3,356,040 Settlement Shares issued in exchange for the shares of WCM AG tendered into the Settlement Offer is assumed to amount to approximately €75.2 million, based on the XETRA closing price of the Company’s shares of €22.42 on February 2, 2018. The total costs incurred by TLG in connection with the Settlement Offer (legal, banking and other professional fees and costs) are assumed to amount to €1.5 million and recognized through profit or loss.

(2)	Current financial receivables are comprised of trade receivables as referred to in the Company’s consolidated statement of financial position.

(3)	Other current financial debt is referred to as trade payables in the Company’s consolidated statement of financial position.

As of September 30, 2017, the carrying amount of TLG’s liabilities (current and non-current liabilities due to financial institutions) secured by land charges amounted to €970.3 million. As of the same date, there were no contingent liabilities under IFRS.

6.3	Statement on Working Capital

The Company is of the opinion that TLG is in a position to meet the payment obligations that become due within the next twelve months from the date of this Prospectus.

7.    DILUTION

Dilution comprises two distinct aspects: Dilution of the shareholding and value-related dilution.

Dilution of the shareholding refers to the effect that the issuance of new shares in the Company has on the individual shareholding of the Company’s existing shareholders if they do not subscribe to the newly issued shares in a proportion corresponding to their prior shareholding or if their subscription rights are excluded.

Value-related dilution refers to the effect that the issuance of new shares of the Company at a certain issue price has on the Company’s equity per share.

The calculation of dilution resulting from the Settlement Offer set forth below is based on the following assumptions:

•	As of September 30, 2017, the Company had 74,175,558 shares outstanding, while WCM AG had 136,802,552 shares outstanding.

•	In the course of the completion of the Takeover Offer, the Company issued 20,435,708 new shares to former shareholders of WCM AG in exchange for 117,505,327 shares of WCM AG.

•

The Company’s acquisition costs for the Takeover Offer amount to approximately €397.1 million based on the value of the 20,435,708 shares of the Company issued in exchange for the shares of WCM AG tendered into the Takeover Offer, each such share valued at €19.43 corresponding to the XETRA closing price of the Company’s shares on October 6, 2017. In addition to these acquisition costs, TLG incurred additional costs in connection with the Takeover Offer (legal, banking and other professional fees and costs) in an amount of €8.0 million.

•	As part of a private placement in November 2017, the Company issued 7,417,555 new shares against cash contributions and received net proceeds of €144.6 million from such private placement.

•	Following the completion of the Takeover Offer, the Company holds 117,505,327 shares of WCM AG, while the remaining 19,297,225 shares of WCM AG are held by Minority Shareholders.

•	The Minority Shareholders accept the Settlement Offer for all 19,297,225 shares of WCM AG held by them.

•

Upon completion of the Settlement Offer, all 19,297,225 shares of WCM AG tendered into the Settlement Offer are contributed to the Company in the form of a contribution in kind against the issuance of 3,356,040 Settlement Shares (corresponding to an Exchange Ratio of 4 Settlement Shares for every 23 shares of WCM AG (or 5.75 shares of WCM AG for every Settlement Share)).

•

The Company’s acquisition costs for the Settlement Offer amount to approximately €75.2 million, based on the value of the 3,356,040 Settlement Shares issued in exchange for the shares of WCM AG tendered into the Settlement Offer, each such Settlement Share valued at €22.42, corresponding to the XETRA closing price of the Company’s shares on February 2, 2018. In addition to these acquisition costs, TLG incurred additional costs in connection with the Settlement Offer (legal, banking and other professional fees and costs) in an amount of €1.5 million.

•	There are no tax effects or effects from non-controlling interests.

	TLG		WCM
Net Book Value(1) as of September 30, 2017
Equity (net book value)(1) in accordance with IFRS as of September 30, 2017 (in € million)	1,200.5	(2)	314.1	(3)
Shares issued as of September 30, 2017	74,175,558		136,802,552
Equity (net book value)(1) per share (in €)	16.18		2.30
Net Book Value(1) after completion of the Takeover Offer
Shares of the Company issued in the course of the completion of the Takeover Offer	20,435,708		–
Shares of the Company outstanding following the completion of the Takeover Offer	94,611,266		–
Increase in equity (net book value)(1) (in € million)(4)	389.1		–
Equity (net book value)(1) (in € million)	1,589.6		–

	TLG	WCM
Net Book Value(1) after completion of the private placement
Shares of the Company issued in the course of the completion of the private placement	7,417,555	–
Shares of the Company outstanding following the completion of the private placement	102,028,821	–
Increase in equity (net book value)(1) (in € million)(5)	144.6	–
Equity (net book value)(1) (in € million)	1,734.2	–
Equity (net book value)(1) per share (in €)	17.00	–
Net Book Value(1) after completion of the Settlement Offer
Increase in equity (net book value)(1) (in € million)(6)	73.7	–
Equity (net book value)(1) (in € million)	1,807.9	–
Dilution after completion of the Settlement Offer
Settlement Shares issued in the course of the completion of the Settlement Offer(7)	3,356,040
Shares of the Company outstanding following the completion of the Settlement Offer	105,384,861	–
Equity (net book value)(1) per share (in €)	17.16	–
Increase in equity (net book value)(1) per share (in €)	0.16	–
Increase in equity (net book value)(1) per share (in %)	0.9	–
Dilution of the shareholding of existing shareholders of the Company (in%)(8)	3.3	–

(1)	Net book value is calculated as the Company’s total assets (Bilanzsumme Aktiva) minus the sum of its total liabilities (Verbindlichkeiten) and non-controlling interests.

(2)	As shown in the unaudited condensed interim consolidated financial statements of the Company as of and for the nine months ended September 30, 2017.

(3)	As shown in the unaudited consolidated quarterly statement of WCM AG as of and for the nine months ended September 30, 2017.

(4)

Based on the aggregate value of the newly issued shares of the Company of approximately €397.1 million (corresponding to the issuance of 20,435,708 shares of the Company at a value of €19.43 per share), minus costs incurred by TLG in connection with the Takeover Offer in an amount of €8.0 million

(5)	Reflecting the net proceeds from the private placement in an amount of €144.6 million.

(6)

Based on the aggregate value of the newly issued Settlement Shares of approximately €75.2 million (corresponding to the issuance of 3,356,040 Settlement Shares at a value of €22.42 per Settlement Share), minus costs incurred by TLG in connection with the Settlement Offer in an amount of €1.5 million.

(7)

Based on the issuance of 3,356,040 Settlement Shares in exchange for 19,297,225 shares of WCM AG (at the Exchange Ratio of 4 Settlement Shares for every 23 shares of WCM AG tendered into the Settlement Offer (or 5.75 shares of WCM AG for every Settlement Share)). The number of Settlement Shares to be issued may increase, if Minority Shareholders initiate proceedings pursuant to the German Act on Appraisal Proceedings (Spruchverfahrensgesetz) and the court resolves to increase the Exchange Ratio.

(8)	Based on a change in shareholding from 100.0% prior to the Settlement Offer to 96.7% following completion of the Settlement Offer.

Shareholders of WCM AG who accept the Settlement Offer will not be exposed to value-related dilution.

8.    SELECTED CONSOLIDATED FINANCIAL INFORMATION OF TLG

The following financial information of TLG is taken or derived from the audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2014, 2015 and 2016, the unaudited condensed interim consolidated financial statements of the Company as of and for the nine months ended September 30, 2017 and the Company’s internal reporting system. The audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2014, 2015 and 2016 have been prepared in accordance with IFRS and the additional requirements of German commercial law pursuant to Section 315a para. 1 HGB. The unaudited condensed interim consolidated financial statements of the Company as of and for the nine months ended September 30, 2017 have been prepared in accordance with IFRS on interim financial reporting (IAS 34). Additional financial information included in this Prospectus has been taken or derived from the audited unconsolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016, which were prepared in accordance with HGB.

The following selected financial information relates to reporting periods or reporting dates prior to the acquisition of WCM and consequently does not contain any financial information with respect to WCM. For financial information of WCM, investors should refer to WCM AG’s consolidated and unconsolidated financial statements published on WCM AG’s website www.wcm.de under the investor relations section. WCM will for the first time be consolidated in the consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2017. As a result of such first consolidation, these consolidated financial statements will differ materially from the consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2014, 2015 and 2016 and the nine months ended September 30, 2017.

Ernst & Young Wirtschaftsprüfungsgesellschaft GmbH, Stuttgart, office Berlin, Friedrichstraße 140, 10117 Berlin, Germany (“EY”), has audited the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2014, 2015 and 2016, and the Company’s unconsolidated financial statements as of and for the fiscal year ended December 31, 2016, and issued in each case an unqualified audit opinion thereon.

In the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016, the Company changed the accounting classification of certain income and expense items in the consolidated statement of comprehensive income relating to net operating income from letting activities, income from letting activities, expenses relating to letting activities, other operating income and other operating expenses, leading to corresponding retroactive changes in the comparative financial information for the fiscal year ended December 31, 2015 (see “9.2.2.1 Reclassification of Certain Income and Expense Items in the Consolidated Statement of Comprehensive Income”). The following financial information for the fiscal year ended December 31, 2015 is taken or derived from the adjusted comparative financial information as shown in the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016.

Where financial information in the following tables is labelled “audited”, this means that it has been taken from the audited consolidated financial statements mentioned above. The label “unaudited” is used in the following tables to indicate financial information that has not been taken from the audited consolidated financial statements mentioned above, but was taken either from the unaudited condensed interim consolidated financial statements mentioned above, or the Company’s internal reporting system, or has been calculated based on figures from the aforementioned sources.

All of the financial information presented in the text and tables below is shown in millions of Euro (in € million), except as otherwise stated. Certain financial information (including percentages) in the following tables has been rounded according to established commercial standards. As a result, the aggregate amounts (sum totals or sub-totals or differences or if numbers are put in relation) in the following tables may not correspond in all cases to the aggregated amounts of the underlying (unrounded) figures appearing elsewhere in this Prospectus. Furthermore, in those tables, these rounded figures may not add up exactly to the totals contained in those tables. Financial information presented in parentheses denotes the negative of such number presented. In respect of financial information set out in this Prospectus, a dash (“–”) signifies that the relevant figure is not available, while a zero (“0.0”) signifies that the relevant figure is available but has been rounded to zero.

The following selected financial information should be read together with the section “9. Management’s Discussion and Analysis of Net Assets, Financial Condition and Results of Operations of TLG”, the consolidated financial statements, including the related notes, contained in this Prospectus, and additional financial information contained elsewhere in this Prospectus.

8.1	Selected Consolidated Financial Information

8.1.1	Consolidated Statement of Comprehensive Income Data

	For the year ended December 31,			For the nine months ended September 30,
	2014	2015(1)	2016	2016	2017
	(audited)			(unaudited)
	(in € million)			(in € million)
Net operating income from letting activities	100.3	114.1	125.6	92.6	105.8
Income from letting activities	136.7	152.3	168.1	122.1	142.3
Expenses relating to letting activities	(36.5)	(38.2)	(42.5)	(29.5)	(36.6)
Result from the remeasurement of investment property	52.7	87.9	39.9	8.8	128.1
Result from the disposal of investment property	3.3	8.0	6.4	0.6	0.2
Result from the disposal of real estate inventory	7.3	0.8	0.0	0.0	0.2
Other operating income	16.8	4.2	0.8	0.8	1.0
Personnel expenses	(17.4)	(12.8)	(11.3)	(8.3)	(8.3)
Depreciation and amortization	(1.2)	(0.8)	(0.6)	(0.4)	(0.4)
Other operating expenses	(15.7)	(7.9)	(7.1)	(4.2)	(13.6)

Earnings before interest and taxes (EBIT)	146.1	193.4	153.7	89.9	213.0
Financial income	0.6	0.4	0.3	0.2	0.2
Financial expenses	(24.3)	(23.8)	(25.7)	(18.9)	(31.8)
Gain/(loss) from the remeasurement of derivative financial instruments	(2.1)	(0.8)	0.3	(1.7)	4.9

Earnings before taxes (EBT)	120.3	169.2	128.6	69.5	186.2
Income taxes	(31.6)	(38.3)	(34.5)	(16.5)	(57.7)

Net income	88.7	130.9	94.1	53.0	128.5
Other comprehensive income (OCI)
thereof will not be reclassified to profit or loss
Actuarial gains/losses, net of taxes	(0.9)	0.0	(0.3)	–	–
thereof will be reclassified to profit or loss
Gain/(loss) from remeasurement of derivative financial instruments in hedging relationship, net of taxes	(10.9)	1.7	(1.8)	(2.9)	8.0

Total comprehensive income for the year/period	76.8	132.6	92.1	50.1	136.5

(1)

In the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016, the Company changed the accounting classification of certain income and expense items in the consolidated statement of comprehensive income relating to net operating income from letting activities, income from letting activities, expenses relating to letting activities, other operating income and other operating expenses, leading to corresponding retrospective changes in the comparative financial information for the fiscal year ended December 31, 2015. In the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2015, in the consolidated statement of comprehensive income, the net operating income from letting activities, income from letting activities, expenses relating to letting activities, other operating income and other operating expenses reported for the fiscal year ended December 31, 2015 are shown in the amount of €112.4 million, €150.6 million, €38.2 million, €5.8 million and €7.8 million, respectively (see “9.2.2.1 Reclassification of Certain Income and Expense Items in the Consolidated Statement of Comprehensive Income”).

8.1.2	Consolidated Statement of Financial Position Data

	As of December 31,			As of September 30,
	2014	2015	2016	2017
	(audited) (in € million)			(unaudited) (in € million)
Non-current assets	1,525.2	1,776.8	2,240.8	2,410.7
Investment property	1,489.6	1,739.5	2,215.2	2,385.4
Advance payments on investment property	5.9	14.3	0.1	1.0
Property, plant and equipment	14.1	9.8	6.7	6.7
Intangible assets	1.7	1.6	1.4	1.8
Other non-current financial assets	2.5	2.5	4.8	5.8
Other assets	8.4	9.2	10.0	9.9
Deferred tax assets	3.0	–	2.7	–
Current assets	212.8	222.6	103.9	97.7
Inventories	1.5	1.1	1.1	1.1
Trade receivables	12.6	11.9	6.0	6.2
Receivables from income taxes	9.8	2.2	1.2	0.0
Other current financial assets	1.0	0.9	0.9	1.9
Other receivables and assets	13.3	6.9	7.1	7.7
Cash and cash equivalents	152.6	183.7	68.4	50.3
Non-current assets classified as held for sale	22.0	15.9	19.2	30.6

Total assets	1,738.0	1,999.5	2,344.8	2,508.4

Equity	748.0	967.9	1,009.5	1,200.5
Subscribed capital	61.3	67.4	67.4	74.2
Capital reserves	343.0	439.5	440.3	547.4
Retained earnings	354.1	469.4	515.1	584.2
Other reserves	(13.0)	(11.2)	(13.3)	(5.3)
Equity attributable to the shareholders of the parent company	745.4	965.1	1,009.5	–
Non-controlling interests	2.6	2.8	–	–
Liabilities	990.0	1,031.6	1,335.3	1,307.9
Non-current liabilities	909.1	957.8	1,227.1	1,203.9
Non-current liabilities due to financial institutions	731.1	746.7	975.2	911.3
Pension provisions	8.2	8.1	8.3	8.2
Non-current derivative financial instruments	17.8	15.9	20.4	5.7
Other non-current liabilities	1.5	1.2	5.5	5.7
Deferred tax liabilities	150.5	185.9	217.7	272.9
Current liabilities	80.9	73.8	108.1	104.0
Current liabilities due to financial institutions	39.3	36.0	65.2	59.0
Trade payables	13.9	14.9	21.2	24.7
Other current provisions	5.7	2.4	1.8	1.4
Tax liabilities	9.6	6.4	4.5	3.0
Other current liabilities	12.4	14.0	15.4	15.9

Total equity and liabilities	1,738.0	1,999.5	2,344.8	2,508.4

8.1.3	Consolidated Cash Flow Statement Data

	For the year ended December 31,			For the nine months ended September 30,
	2014	2015	2016	2016	2017
	(audited) (in € million)			(unaudited) (in € million)
Cash flow from operating activities	76.2	104.9	121.5	85.3	81.7
Interest received	0.6	0.4	0.3	0.1	0.2
Interest paid	(47.2)	(23.0)	(28.4)	(21.6)	(32.4)
Income tax paid/received	(9.0)	1.6	(5.3)	(7.4)	(3.0)

Net cash flow from operating activities	20.5	83.9	88.0	56.4	46.5
Cash flow from investing activities	(20.5)	(150.3)	(414.1)	(227.6)	(47.4)
Cash flow from financing activities	13.7	97.5	210.7	30.5	(17.2)

Change in cash and cash equivalents	13.7	31.1	(115.3)	(140.7)	(18.1)

8.2	Additional Key Performance Indicators

TLG uses the key performance indicators FFO after taxes, the Net LTV and EPRA NAV as the most important indicators for measuring the operating and financial performance of TLG’s business and its internal controlling.

In addition, TLG expects the rental income, net operating income from letting activities, EBITDA, the Equity Ratio, and the EPRA Vacancy Rate to be of use for potential investors as key performance indicators in evaluating TLG’s operating and financial performance.

However, the key performance indicators described in this section are not recognized as measures under IFRS and should not be considered as substitutes for figures on net assets, earnings before taxes, net income, net cash flow from operating activities or other data from the consolidated statement of comprehensive income, the consolidated cash flow statement or the consolidated statement of financial position, as determined in accordance with IFRS, or as measures of profitability or liquidity. Such key performance indicators do not necessarily indicate that cash flows will be sufficient or available for TLG’s cash requirements, nor is any such measure indicative of TLG’s historical operating results. The key performance indicators described in this section are not meant to be indicative of future results. Because not all companies calculate these key performance indicators in the same way, TLG’s presentation of such key performance indicators is not necessarily comparable with similarly-titled measures used by other companies, including companies in the real estate sector.

8.2.1	Performance and Profitability

The following table provides information on TLG’s key performance and profitability measures for the periods presented:

	For the year ended December 31,				For the nine months ended September 30,
	2014	2015		2016	2016	2017
	(audited and in € million, unless otherwise specified)				(unaudited) (in € million, unless otherwise specified)
Rental income(1)	114.8	127.4		140.5	103.4	117.3
Net operating income from letting activities(2)	100.3	114.1	(3)	125.6	92.6	105.8
EBITDA (unaudited)	94.6	106.3		114.4	81.5	85.3
FFO after taxes (unaudited)	52.4	64.0		76.9	58.6	70.1
FFO after taxes per share (in €) (unaudited)	0.97	1.03		1.14	0.87	0.95

(1)

Rental income refers to income from letting activities without income from recharged operating costs and income from other goods and services as shown in the consolidated statement of comprehensive income for the respective period.

(2)

Net operating income from letting activities refers to income from letting activities less expenses relating to letting activities, all as shown in the consolidated statement of comprehensive income for the respective period.

(3)

Due to changes in the accounting classification of certain income and expense items in the consolidated statement of comprehensive income in the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016, net operating income from letting activities for the fiscal year ended December 31, 2015 is derived from the adjusted comparative financial information for the fiscal year ended December 31, 2015, as reported in the consolidated statement of comprehensive income in the consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016. In the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2015, in the consolidated statement of comprehensive income, the net operating income from letting activities reported for the fiscal year ended December 31, 2015 is shown in an amount of €112.4 million.

8.2.1.1	EBITDA

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is defined as net income/loss before income taxes, financial income, financial expenses, gain/loss from the remeasurement of derivative financial instruments, depreciation and amortization as well as the result from the remeasurement of investment property, all as shown in the Company’s respective consolidated financial statements.

The following table shows the calculation of EBITDA starting from net income for the periods presented:

	For the year ended December 31,			For the nine months ended September 30,
	2014	2015	2016	2016	2017
	(audited, unless otherwise specified) (in €million)			(unaudited) (in € million)
Net income	88.7	130.9	94.1	53.0	128.5
Income taxes	31.6	38.3	34.5	16.5	57.7

Earnings before taxes (EBT)	120.3	169.2	128.6	69.5	186.2
Financial income	(0.6)	(0.4)	(0.3)	(0.2)	(0.2)
Financial expenses	24.3	23.8	25.7	18.9	31.8
(Gain)/loss from the remeasurement of derivative financial instruments	2.1	0.8	(0.3)	1.7	(4.9)

Earnings before interest and taxes (EBIT)	146.1	193.4	153.7	89.9	213.0
Depreciation and amortization	1.2	0.8	0.6	0.4	0.4
Result from the remeasurement of investment property	(52.7)	(87.9)	(39.9)	(8.8)	(128.1)

EBITDA (unaudited)	94.6	106.3	114.4	81.5	85.3

8.2.1.2	FFO After Taxes

Funds from operations (“FFO”) after taxes is a measure of cash generation for real estate companies. The Company defines FFO after taxes as net income/loss adjusted for the result from the disposal of investment property, the result from the disposal of real estate inventory, the result from the remeasurement of investment property, gain/loss from the remeasurement of derivative financial instruments and other effects, as well as deferred taxes and tax effects from the result from the disposal of investment property and real estate inventory, from the settlement of interest rate hedge transactions, as well as from the costs of capital market transactions and from aperiodic effects.

The following table shows the calculation of FFO after taxes as well as FFO after taxes per share for the periods presented:

	For the year ended December 31,					For the nine months ended September 30,
	2014	2015		2016		2016		2017
	(audited and in €million, unless otherwise specified)					(unaudited) (in € million, unless otherwise specified)
Net income	88.7	130.9		94.1		53.0		128.5
Income taxes	31.6	38.3		34.5		16.5		57.7

Earnings before taxes (EBT)	120.3	169.2		128.6		69.5		186.2
Result from the disposal of investment property	(3.3)	(8.1	)(1)	(6.1	)(1)	(0.3	)(1)	(0.2)
Result from the disposal of real estate inventory	(7.3)	(0.8)		(0.0)		(0.0)		(0.2)
Result from the remeasurement of investment property	(52.7)	(87.9)		(39.9)		(8.8)		(128.1)
(Gain)/loss from the remeasurement of derivative financial instruments	2.1	0.8		(0.3)		1.7		(4.9)
Other effects (unaudited)(2)	2.8	(1.2)		0.9		0.7		21.0

FFO before taxes (unaudited)	61.9	72.1		83.2		62.8		74.0
Income taxes	(31.6)	(38.3)		(34.5)		(16.5)		(57.7)
Deferred taxes	65.5	34.6		30.1		13.9		54.3
Adjustment for tax effects from the result from the disposal of investment property and real estate inventory, from the settlement of interest rate hedge transactions, from the costs of capital market transactions and from aperiodic effects (unaudited)(3)	(43.4)	(4.4)		(2.0)		(1.6)		(0.5)

FFO after taxes (unaudited)	52.4	64.0		76.9		58.6		70.1
Weighted average number of shares issued (in million)(4)	53.8	62.0		67.4		67.4		73.4

FFO after taxes per share (in €) (unaudited)	0.97	1.03		1.14		0.87		0.95

(1)

Unaudited. Including the result from the disposal of Grimma business park in an amount of €0.1 million in 2015 and expenses from the purchase price adjustment for Grimma business park in an amount of €0.3 million in 2016 and €0.3 million in the nine months ended September 30, 2016, held as an investment in a subsidiary; disclosed in other operating income and other operating expenses (transaction costs) of the consolidated statement of comprehensive income.

(2)	Other effects comprise:

(a)

the depreciation of owner-occupied property (IAS 16) of €0.3 million in 2014, €0.2 million in 2015, €0.1 million in 2016, €0.1 million in the nine months ended September 30, 2016 and €0.1 million in the nine months ended September 30, 2017;

(b)	income from the service contract with TAG Wohnen GmbH, which expired in 2014, of €0.6 million in 2014 and €0.0 million in 2015;

(c)

personnel restructuring expenses of €0.5 million in 2014, €0.7 million in 2015, €0.5 million in 2016, €0.4 million in the nine months ended September 30, 2016 and €0.2 million in the nine months ended September 30, 2017;

(d)	expenses from share-based payments to the Management Board of €3.6 million in 2014 and €1.0 million in 2015;

(e)	income from the reversal of provisions for subsidies reclaimed of €2.3 million in 2014, €1.3 million in 2015, €0.4 million in 2016 and €0.4 million in the nine months ended September 30, 2016;

(f)	income from insurance compensation and the payment of damages paid by a notary of €1.0 million in 2015;

(g)	income from the reversal of the provision for construction costs of €0.7 million in 2015;

(h)

IPO, capital markets and share deal transaction costs of €1.4 million in 2014, €1.0 million in 2016, €1.0 million in the nine months ended September 30, 2016 and €7.8 million in the nine months ended September 30, 2017;

(i)	income from the reversal of provisions for property purchase agreements of €0.3 million in 2016 and €0.3 million in the nine months ended September 30, 2016;

(j)	expenses for the refinancing/prepayment of loans of €13.0 million in the nine months ended September 30, 2017; and

(k)	income from the liquidation of the Wirkbau property of €0.1 million in the nine months ended September 30, 2017.

(3)

Adjustment for tax effects from the result from the disposal of investment property and real estate inventory, from the settlement of interest rate hedge transactions, from the costs of capital market transactions and from aperiodic effects comprise:

(a)	adjustments of the reverse effect from the income tax effective settlement of interest rate hedge transactions (originally decreasing income tax expense), which amounted to €6.3 million in 2014;

(b)

adjustments of tax effects from costs of capital market transactions relate to the reverse effect from the income tax effective IPO expenses and expenses related to the capital increase in January 2017 (originally decreasing income tax expense), which amounted to €0.4 million in 2014 and €0.4 million in 2016;

(c)

adjustments of the reverse effect from the aperiodic income tax effects (originally decreasing income tax expense), which amounted to €36.7 million in 2014, €4.4 million in 2015, €1.6 million in 2016 and €1.6 million in the nine months ended September 30, 2016; and

(d)	adjustments of tax effects from the disposal of properties, which amounted €0.5 million in the nine months ended September 30, 2017.

(4)

Before the Company was transformed into a stock corporation (Aktiengesellschaft) in September 2014, it was a limited liability company (Gesellschaft mit beschränkter Haftung). For purposes of comparison, the weighted average number of shares issued for the year ended December 31, 2014 is the number that would have existed if the Company had already been a stock corporation as of January 1, 2014 with the resulting number of shares issued based on the subscribed capital at that time. The total number of shares issued amounted to 61.3 million as of December 31, 2014, 67.4 million as of December 31, 2015, September 30, 2016 and December 31, 2016 and 74.2 million as of September 30, 2017.

Given that TLG expects its income tax burden to decrease significantly going forward, TLG intends to simplify the calculation of FFO starting with the FFO (formerly referred to as FFO after taxes) reported for the fiscal year ended December 31, 2017. To this end, the Company will in the future no longer deduct the actual current income taxes incurred on FFO before taxes in the respective period when calculating FFO, but will instead deduct an amount reflecting an expected long-term tax rate of 2.5%. This tax rate was calculated based on historical data and the multi-year planning for an upcoming five-year period. In addition, the Company will adjust FFO before taxes for depreciation and amortization as well as earnings attributable to non-controlling interests (before taxes) in line with the calculation of FFO before taxes customary in the real estate industry. As a result, the FFO before taxes and FFO (formerly referred to as FFO after taxes) reported for the fiscal year ended December 31, 2017 will not be comparable with the FFO before taxes and FFO after taxes reported by the Company for the previous periods (see “9.2.2.2 Change of Calculation of FFO“).

8.2.2	Financing and Leverage

The following table provides information on TLG’s key financing and leverage measures as of the dates presented:

	As of December 31,			As of September 30,
	2014	2015	2016	2017
	(audited, unless otherwise specified)			(unaudited)
	(in %)			(in %)
Equity Ratio (unaudited)	43.0	48.4	43.1	47.9
Net LTV	40.3	33.6	43.4	37.9

8.2.2.1	Equity Ratio

The equity ratio is defined as the ratio of equity to total equity and liabilities (the “Equity Ratio”).

The following table shows the calculation of the Equity Ratio as of the dates presented:

	As of December 31,			As of September 30,
	2014	2015	2016	2016
	(audited and in € million, unless otherwise specified)			(unaudited) (in € million, unless otherwise specified)
Equity	748.0	967.9	1,009.5	1,200.5
Total equity and liabilities	1,738.0	1,999.5	2,344.8	2,508.4

Equity Ratio (in %) (unaudited)	43.0	48.4	43.1	47.9

8.2.2.2	Net LTV

The net loan to value ratio (“Net LTV”) is defined as the ratio of net debt (sum of non-current and current liabilities due to financial institutions less cash and cash equivalents), to real estate (sum of investment property, advance payments on investment property, owner-occupied property, non-current assets classified as held for sale and inventories).

The following table shows the calculation of the Net LTV as of the dates presented:

	As of December 31,			As of September 30,
	2014	2015	2016	2017
	(audited) (in € million, unless otherwise specified)			(unaudited) (in € million, unless otherwise specified)
Investment property (IAS 40)	1,489.6	1,739.5	2,215.2	2,385.4
Advance payments on investment property (IAS 40)	5.9	14.3	0.1	1.0
Owner-occupied property (IAS 16)	12.9	9.3	6.1	6.4
Non-current assets classified as held for sale (IFRS 5)	22.0	15.9	19.2	30.6
Inventories (IAS 2)	1.5	1.1	1.1	1.1

Real estate	1,531.9	1,780.1	2,241.7	2,424.4
Liabilities due to financial institutions	770.4	782.7	1,040.4	970.3
Cash and cash equivalents	(152.6)	(183.7)	(68.4)	(50.3)

Net debt	617.8	599.0	972.0	920.0

Net LTV (in %)	40.3	33.6	43.4	37.9

8.2.3	EPRA Key Performance Indicators

EPRA NAV is calculated in accordance with the definition recommended by the European Public Real Estate Association (the “EPRA”) and used as an indicator of TLG’s long-term equity. The EPRA NAV is calculated based on equity attributable to the shareholders of the parent company or equity (i) plus fair value adjustment of owner-occupied property (IAS 16) and fair value adjustment of properties in inventories (IAS 2) and (ii) excluding the fair value of derivative financial instruments, deferred tax assets, deferred tax liabilities and goodwill (the “EPRA NAV”).

The EPRA vacancy rate is defined as the market rental value of vacant space divided by the market rental value of the whole portfolio (“EPRA Vacancy Rate”).

The following table shows the calculation of EPRA NAV and the EPRA Vacancy Rate as of the dates presented:

	As of December 31,			As of September 30,
	2014	2015	2016	2017
	(audited and in € million, unless otherwise specified)			(unaudited) (in € million, unless otherwise specified)
Equity attributable to the shareholders of the parent company/equity	745.4	965.1	1,009.5	1,200.5
Fair value adjustment of owner-occupied properties (IAS 16) (unaudited)(1)	3.9	5.6	5.3	7.1
Fair value adjustment of inventories (IAS 2) (unaudited)(2)	0.6	0.3	1.4	1.4
Fair value of derivative financial instruments (unaudited)	17.8	15.9	18.1	2.4
Deferred tax assets	(3.0)	–	(2.7)	–
Deferred tax liabilities	150.5	185.9	217.7	272.9
Goodwill	(1.2)	(1.2)	(1.2)	(1.2)

EPRA NAV (unaudited)	914.0	1,171.6	1,248.3	1,483.2
Number of shares outstanding (in thousand)	61,302	67,432	67,432	74,176

EPRA NAV per share (in €) (unaudited)	14.91	17.37	18.51	20.00
EPRA Vacancy Rate (in %) (unaudited)	3.9	3.7	3.8	3.7

(1)

Fair value adjustment of owner-occupied properties (IAS 16) means the surplus arising from the remeasurement at fair value of owner-occupied properties, which are included under IFRS in the consolidated statement of financial position at the lower of cost less any accumulated depreciation and impairments and fair value.

(2)

Fair value adjustment of inventories (IAS 2) means the surplus arising from the remeasurement at fair value of trading properties, which are recognized under IFRS at the lower of cost and net realizable value and recognized under inventories in the consolidated statement of financial position.

9.    MANAGEMENT’S DISCUSSION AND ANALYSIS OF NET ASSETS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TLG

The following financial information of TLG is taken or derived from the audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2014, 2015 and 2016, the unaudited condensed interim consolidated financial statements of the Company as of and for the nine months ended September 30, 2017 and the Company’s internal reporting system. The audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2014, 2015 and 2016 have been prepared in accordance with IFRS and the additional requirements of German commercial law pursuant to Section 315a para. 1 HGB. The unaudited condensed interim consolidated financial statements of the Company as of and for the nine months ended September 30, 2017 have been prepared in accordance with IFRS on interim financial reporting (IAS 34). Additional financial information included in this discussion and analysis has been taken or derived from the audited unconsolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016, which were prepared in accordance with HGB.

EY has audited the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2014, 2015 and 2016, and the Company’s unconsolidated financial statements as of and for the fiscal year ended December 31, 2016, and issued in each case an unqualified audit opinion thereon.

In the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016, the Company changed the accounting classification of certain income and expense items in the consolidated statement of comprehensive income relating to net operating income from letting activities, income from letting activities, expenses relating to letting activities, other operating income and other operating expenses, leading to corresponding retroactive changes in the comparative financial information for the fiscal year ended December 31, 2015 (see “9.2.2.1 Reclassification of Certain Income and Expense Items in the Consolidated Statement of Comprehensive Income”). The following financial information for the fiscal year ended December 31, 2015 is taken or derived from the adjusted comparative financial information as shown in the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016, except for the comparison of the fiscal years ended December 31, 2014 and December 31, 2015, which is based on the unadjusted financial information as shown in the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2015.

Where financial information in the following tables is labelled “audited”, this means that it has been taken from the audited consolidated financial statements mentioned above. The label “unaudited” is used in the following tables to indicate financial information that has not been taken from the audited consolidated financial statements mentioned above, but was taken either from the unaudited condensed interim consolidated financial statements mentioned above, or the Company’s internal reporting system, or has been calculated based on figures from the aforementioned sources.

All of the financial information presented in the text and tables below is shown in millions of Euro (in € million), except as otherwise stated. Certain financial information (including percentages) in the following tables has been rounded according to established commercial standards. As a result, the aggregate amounts (sum totals or sub-totals or differences or if numbers are put in relation) in the following tables may not correspond in all cases to the aggregated amounts of the underlying (unrounded) figures appearing elsewhere in this Prospectus. Furthermore, in those tables, these rounded figures may not add up exactly to the totals contained in those tables. Financial information presented in parentheses denotes the negative of such number presented. In respect of financial information set out in this Prospectus, a dash (“–”) signifies that the relevant figure is not available, while a zero (“0.0”) signifies that the relevant figure is available but has been rounded to zero.

The following discussion and analysis should be read together with the Company’s consolidated financial statements, the Company’s unconsolidated financial statements, including the related notes, contained in this Prospectus, and additional financial information contained elsewhere in this Prospectus.

9.1	Overview

TLG considers itself a leading German commercial real estate company and an active portfolio manager, managing office and retail properties as well as seven hotels. As of September 30, 2017, the aggregate portfolio of TLG and WCM (prior to the completion of the Takeover Offer on October 6, 2017 as if a group comprising TLG and WCM had already existed at this point in time in aggregate, the “Combined Group”) included a total of 420 properties with an aggregate portfolio value (i.e., sum of the carrying amounts of investment property, owner-occupied properties, non-current assets classified as held for sale and inventories) of €3,228.9 million.

Based on aggregate portfolio value as of September 30, 2017, the office asset class of the Combined Group, of which most properties are situated in good or very good locations in Berlin, Frankfurt am Main and other German A and B cities (i.e., Germany’s largest cities and larger regional cities), accounted for 48.2% of the aggregate portfolio of the Combined Group, the retail asset class of the Combined Group, of which the majority of properties are located in attractive micro-locations in Berlin and other German growth regions, accounted for 41.5% of the aggregate portfolio of the Combined Group, seven hotel properties located in the city centers of Berlin, Dresden, Leipzig and Rostock and accounted for 8.8% of the aggregate portfolio of the Combined Group. TLG has classified 50 properties of the Combined Group with an aggregate property value of €50.8 million (i.e., 1.6% of the aggregate portfolio value) as of September 30, 2017 to its “Other” asset class.

In the nine months ended September 30, 2017, TLG generated rental income of €117.3 million and EBITDA of €85.3 million. In the fiscal year ended December 31, 2016, TLG generated rental income of €140.5 million and EBITDA of €114.4 million.

9.2	Key Factors Influencing TLG’s Portfolio, Results of Operations and the Comparability of Financial Information

TLG believes that the operating and accounting factors discussed below have contributed to the development of its portfolio and results of operations and/or have affected the comparability of the financial information for the periods covered by the financial information contained in this Prospectus.

9.2.1	Operating Factors

9.2.1.1	Rental Income

TLG’s rental income is affected by local rent levels, total lettable area and the EPRA Vacancy Rate.

9.2.1.1.1	Local Rent Levels

Local rent levels are influenced by numerous demographic, economic and other factors. The rent levels relevant for TLG are affected by the offer and demand for office, retail and hotel space in the respective real estate markets in Berlin and eastern Germany as well as Frankfurt am Main, where TLG’s portfolio is currently predominantly located. Demand for office, retail and hotel space is, among other things, affected by population growth, economic conditions, employment, purchasing power, development of tourism and inflation (see “13. Markets and Competition”). Other factors influencing rent levels and demand for office, retail and hotel space include the micro-location, availability of office, retail and hotel space, quality and age of the property and mix of tenants of the particular property. General legal and tax conditions as well as the availability and conditions of equity and/or debt financing also affect local rent levels. Lease agreements usually have longer terms, which is why changes in local rent levels affect only those lease agreements that are up for renewal or are newly entered into.

The table below provides information on the average monthly rent per square meter (“sqm”) for TLG’s portfolio, excluding imputed rent (kalkulatorische Miete) for space used by TLG, as of the dates presented:

	As of December 31,			As of September 30,
	2014	2015	2016	2017
	(unaudited) (in €)			(unaudited) (in €)
Office	9.56	9.57	9.65	10.09
Retail	9.59	9.75	9.98	10.26
Hotel	13.85	14.16	12.67	12.76
Other	3.60	4.19	4.43	4.58

Total(1)	8.38	9.23	9.67	10.01

(1)	Average monthly rent per sqm is calculated as monthly in-place rent divided by space rented as of the respective date. Future contracts are not considered.

The average monthly rent per sqm for TLG’s portfolio increased in the period from December 31, 2014 to September 30, 2017 by 19.5% in total from €8.38 per sqm as of December 31, 2014 to €10.01 per sqm as of September 30, 2017, reflecting the dynamic development of the Berlin market and the impact of TLG’s portfolio management efforts and value accretive acquisitions.

The average monthly rent per sqm for TLG’s office asset class increased from €9.56 per sqm as of December 31, 2014 to €10.09 per sqm as of September 30, 2017, reflecting positive market developments, especially in Berlin. For TLG’s retail asset class, the average monthly rent per sqm showed an increase from €9.59 per sqm as of December 31, 2014 to €10.26 per sqm as of September 30, 2017, primarily due to the acquisition of retail properties with higher average monthly rents per sqm. TLG’s hotel asset class saw a decrease of its average monthly rent per sqm from €13.85 per sqm as of December 31, 2014 to €12.76 per sqm as of September 30, 2017, in particular due to the acquisition of two hotel properties in Dresden and Leipzig with lower average monthly rents per sqm.

9.2.1.1.2	Total Lettable Area

The total lettable area is primarily influenced by acquisitions and disposals of properties. It may also be affected by expansions of the lettable area of existing properties and changes in regulation regarding the use of properties.

The table below provides information on the total lettable area of TLG’s portfolio as of the dates presented, excluding areas of project developments that were not operative as of the relevant date:

	As of December 31,			As of September 30,
	2014	2015	2016	2017
	(unaudited) (in thousand sqm)(1)			(unaudited) (in thousand sqm)(1)
Office	377.6	400.0	603.6	642.1
Retail	485.2	602.9	597.6	561.4
Hotel	75.9	75.9	109.5	109.5
Other(1)	356.2	216.7	108.2	99.6

Total	1,294.8	1,295.4	1,419.0	1,412.6

(1)	Numbers as of December 31, 2014 and 2015 relate to TLG’s former non-core portfolio.

In the nine months ended September 30, 2017, TLG’s total lettable area remained virtually unchanged, as disposals of properties in TLG’s “Other” asset class were offset by acquisitions of office and retail properties. In the fiscal year ended December 31, 2016, the total lettable area increased by 5%, in particular due to the acquisition of numerous attractive office properties, including two office properties in Frankfurt am Main (Frankfurt-Niederrad and Mertonviertel) as well as two hotels located in Dresden and Leipzig. In the fiscal year ended December 31, 2015, TLG’s total lettable area remained constant, as disposals of objects on TLG’s former non-core portfolio were offset by additions to TLG’s retail and office asset classes.

9.2.1.1.3	EPRA Vacancy Rate

EPRA Vacancy Rate is defined as the market rental value of vacant space divided by the market rental value of the whole portfolio. The market rental value of the whole portfolio depends on the market rental value per sqm and the total lettable area of the portfolio. Vacancy rates are primarily influenced by demand for the properties that are offered for leasing. Demand for the properties in turn is affected, among other things, by the use, macro- and micro-locations, age, quality and size of the properties. The term of the lease agreements, the ability of the asset manager to market its properties and the maintenance and refurbishment work required before a new lease agreement for a property is entered into also influence the EPRA Vacancy Rate of a portfolio. The EPRA Vacancy Rate may also be affected if large leases are not renewed or terminated (e.g., due to the tenant’s insolvency or as a result of acquisitions or disposals).

The table below provides information on the EPRA Vacancy Rate of TLG’s portfolio as of the dates presented:

	As of December 31,			As of September 30,
	2014	2015	2016	2017
	(unaudited) (in %)			(unaudited) (in %)
Office	7.0	5.7	5.2	5.4
Retail	1.1	1.4	2.4	1.7
Hotel	1.1	1.0	2.4	1.7
Other(1)	10.1	6.1	8.0	7.9

Total	3.9	3.7	3.8	3.7

(1)	Numbers as of December 31, 2014 and 2015 relate to TLG’s former non-core portfolio.

In the nine months ended September 30, 2017, TLG was able to reduce its EPRA Vacancy Rate, primarily due to the reduction of the EPRA Vacancy Rate for its retail and hotel asset classes due to new lease agreements In the fiscal year ended December 31, 2016, the EPRA Vacancy Rate for TLG’s total portfolio increased, especially due to the acquisition of single properties with higher vacancies. In the fiscal year ended December 31, 2015, the EPRA Vacancy Rate of TLG’s total portfolio slightly decreased, due to acquisitions as well as new leases, especially with respect to the office asset class. While the retail and hotel asset classes were almost fully-let, the EPRA Vacancy Rate for TLG’s non-core portfolio decreased due to disposals.

9.2.1.2	Maintenance and Refurbishment

Driven by TLG’s active asset management and significant investments, its portfolio mainly comprises modern and well-maintained properties. As a result, the Company believes that maintenance and refurbishment expenses are currently overall less significant for TLG than for other commercial real estate companies with more mature portfolios. However, future acquisitions may lead to higher maintenance and refurbishment expenses.

9.2.1.3	Financing Conditions

TLG finances the acquisition of properties by means of debt and equity instruments. At the time of a new acquisition or the maturity of a loan, TLG depends to a considerable extent on the availability of financing on reasonable terms and conditions as well as the condition of the capital markets. Financing conditions, in particular interest rates, are subject to fluctuations and are influenced by a variety of factors over which TLG has no control (e.g., general economic conditions and market developments). Adverse changes in financing conditions, and in particular increases in interest rates, could increase TLG’s financing and refinancing costs and thus affect its results of operations.

TLG is currently benefitting from favorable financing conditions, in particular from low interest rates, which may increase in the future. As of September 30, 2017, TLG’s average cash interest rate amounted to 2.11%, while the weighted average debt maturity was 6.1 years. Approximately 99.8% of TLG’s interest expenses (based on the value-weighted interest rates on the liabilities due to financial institutions in an amount of €970.3 million as of September 30, 2017) were either fixed or hedged, limiting TLG’s risk exposure to increasing interest rates in the future.

9.2.1.4	Changes in TLG’s Income Tax Burden

TLG is subject to German corporate and trade taxation. Currently, TLG’s rental income is subject to corporate and trade tax (Körperschaft- und Gewerbesteuer). Changes to TLG’s taxable income for corporate and/or trade tax law purposes could influence TLG’s results from operations and its cash flow.

In December 2017, the competent tax authorities notified TLG in connection with a tax audit with respect to the fiscal years ended December 31, 2012 through 2015 that they intend to recognize hidden reserves (stille Reserven) in an amount of approximately €239.8 million uncovered in connection with the determination of the amount of tax loss carryforwards that were forfeited due to changes in ownership in the fiscal years ended December 31, 2012 and 2013. As a result, TLG expects that its income tax burden will be considerably lower going forward and that it will record non-recurring tax income of approximately €73.0 million in the fiscal year ended December 31, 2017 due to the capitalization of deferred tax assets from the retained tax loss carryforwards.

9.2.2	Accounting Factors

9.2.2.1	Reclassification of Certain Income and Expense Items in the Consolidated Statement of Comprehensive Income

In the consolidated financial statements as of and for the fiscal year ended December 31, 2016, the Company changed the accounting classification of certain income and expense items in the consolidated statement of comprehensive income to present the net operating income from letting activities more accurately, leading to corresponding retroactive changes in the comparative financial information for the fiscal year ended December 31, 2015.

The following table shows the effects of the reclassification:

	For the year ended December 31, 2015		Change
	Unadjusted	Adjusted
	(audited) (in € million)
Net operating income from letting activities	112.4	114.1	1.7
Income from letting activities	150.6	152.3	1.7
Rental income	127.4	127.4	–
Income from recharged operating costs	22.9	23.3	0.5
Income from other goods and services	0.4	1.6	1.2
Expenses relating to letting activities	(38.2)	(38.2)	0.1
Expenses from operating costs	(29.5)	(29.5)	–
Maintenance expenses	(6.2)	(6.2)	0.0
Other services	(2.5)	(2.5)	0.1
Other operating income	5.8	4.2	(1.7)
Other operating expenses	(7.8)	(7.9)	(0.1)

9.2.2.2	Change of Calculation of FFO

Given that TLG expects its income tax burden to decrease significantly going forward (see “9.2.1.4 Changes in TLG’s Income Tax Burden”), TLG intends to simplify the calculation of FFO starting with the FFO (formerly referred to as FFO after taxes) reported for the fiscal year ended December 31, 2017. To this end, the Company will in the future no longer deduct the actual current income taxes incurred on FFO before taxes in the respective period when calculating FFO, but will instead deduct an amount reflecting an expected long-term tax rate of 2.5%. This tax rate was calculated based on historical data and the multi-year planning for an upcoming five-year period. In addition, the Company will adjust FFO before taxes for depreciation and amortization as well as earnings attributable to non-controlling interests (before taxes) in line with the calculation of FFO before taxes customary in the real estate industry.

As a result, the FFO before taxes and FFO (formerly referred to as FFO after taxes) reported for the fiscal year ended December 31, 2017 will not be comparable with the FFO before taxes and FFO after taxes reported by the Company for the previous periods. The estimate of TLG’s FFO for the fiscal year ended December 31, 2017 is already based on the new calculation method (see “10. Profit Estimate”).

9.2.2.3	Valuation of Portfolio Properties

In measuring the investment property in its portfolio, TLG applies the fair value method pursuant to IAS 40 in conjunction with IFRS 13. Upon its purchase the investment property is initially measured at cost, including ancillary purchase costs. In subsequent reporting periods, the investment property is measured at fair value. The fair value of properties held to earn rentals or for capital appreciation or both is determined using the discounted cash flow method (“DCF Method”). According to the DCF Method, the fair value of a property is the sum of the discounted cash flows for a planning period (e.g., ten years) plus the terminal value of the property at the end of the planning period discounted to the valuation date. Properties that do not generate sustainable operating cash flows are valued using their liquidation value.

For more information on the valuation methods for the valuation of investment properties, see “9.8.1 Investment Property (IAS 40)”.

9.2.2.4	Accounting for Property Disposals

Between January 1, 2014 and September 30, 2017, TLG sold properties accounted for under investment property and properties held in inventories with an aggregate carrying amount of €229.7 million. Differences between the carrying amount of a property and the purchase price for which a property was sold affect TLG’s net income and are recognized under result from the disposal of investment property or result from the disposal of real estate inventory if such difference was not previously recognized under result from the remeasurement of investment property.

With respect to investment properties, the following accounting treatment applies in the case of the sale of a property: Upon notarization of the sale and purchase agreement, the respective property is generally reclassified as a non-current asset held for sale, unless the payment of the purchase price and the transfer of benefits and obligations occur in the same period. If the property is reclassified as a non-current asset held for sale, the difference between the previous carrying amount of the property and the sales price, if any, is added to the carrying amount of the property and recognized under result from the remeasurement of investment property. If payment has already been made, such difference is recognized under result from the disposal of investment property in the relevant period.

In case of a disposal of properties held in inventories, which are carried at the lower of cost or net realizable value and are not subsequently adjusted for fair value, the difference between the carrying amount of the properties and their sales price is recognized in result from the disposal of real estate inventory.

9.2.2.5	Valuation of Derivative Financial Instruments

Derivative financial instruments are measured at fair value in accordance with IAS 39. TLG revalues its derivative financial instruments on a regular basis. TLG uses derivative financial instruments primarily to hedge against risks resulting from floating interest rates on its debt. Changes in the fair value do not have an impact on its cash flows but are recognized as gain/loss from the remeasurement of derivative financial instruments with effect on profit or loss if no hedge accounting is applied or the hedge is partially ineffective.

For more information on TLG’s hedge accounting, see “9.8.2 Derivative Financial Instruments (IAS 39)”.

9.3	Selected Consolidated Statement of Comprehensive Income Data

The following table provides an overview of TLG’s results of operations for the periods presented:

	For the year ended December 31,			For the nine months ended September 30,
	2014	2015(1)	2016	2016	2017
	(audited) (in € million)			(unaudited) (in € million)
Net operating income from letting activities	100.3	114.1	125.6	92.6	105.8
Income from letting activities	136.7	152.3	168.1	122.1	142.3
Expenses relating to letting activities	(36.5)	(38.2)	(42.5)	(29.5)	(36.6)
Result from the remeasurement of investment property	52.7	87.9	39.9	8.8	128.1
Result from the disposal of investment property	3.3	8.0	6.4	0.6	0.2
Result from the disposal of real estate inventory	7.3	0.8	0.0	0.0	0.2
Other operating income	16.8	4.2	0.8	0.8	1.0
Personnel expenses	(17.4)	(12.8)	(11.3)	(8.3)	(8.3)
Depreciation and amortization	(1.2)	(0.8)	(0.6)	(0.4)	(0.4)
Other operating expenses	(15.7)	(7.9)	(7.1)	(4.2)	(13.6)

Earnings before interest and taxes (EBIT)	146.1	193.4	153.7	89.9	213.0
Financial income	0.6	0.4	0.3	0.2	0.2
Financial expenses	(24.3)	(23.8)	(25.7)	(18.9)	(31.8)
Gain/(loss) from the remeasurement of derivative financial instruments	(2.1)	(0.8)	0.3	(1.7)	4.9

Earnings before taxes (EBT)	120.3	169.2	128.6	69.5	186.2
Income taxes	(31.6)	(38.3)	(34.5)	(16.5)	(57.7)

Net income	88.7	130.9	94.1	53.0	128.5
Other comprehensive income (OCI)
thereof will not be reclassified to profit or loss Actuarial gains/losses, net of taxes	(0.9)	0.0	(0.3)	–	–
thereof will be reclassified to profit or loss Gain/(loss) from remeasurement of derivative financial instruments in hedging relationship, net of taxes	(10.9)	1.7	(1.8)	(2.9)	8.0

Total comprehensive income for the year/period	76.8	132.6	92.1	50.1	136.5

(1)

In the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016, the Company changed the accounting classification of certain income and expense items in the consolidated statement of comprehensive income relating to net operating income from letting activities, income from letting activities, expenses relating to letting activities, other operating income and other operating expenses, leading to corresponding retrospective changes in the comparative financial information for the fiscal year ended December 31, 2015. In the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2015, in the consolidated statement of comprehensive income, the net operating income from letting activities, income from letting activities, expenses relating to letting activities, other operating income and other operating expenses reported for the fiscal year ended December 31, 2015 are shown in the amount of €112.4 million, €150.6 million, €38.2 million, €5.8 million and €7.8 million, respectively (see “9.2.2.1 Reclassification of Certain Income and Expense Items in the Consolidated Statement of Comprehensive Income”).

9.3.1	Net Operating Income from Letting Activities

Net operating income from letting activities results from income from letting activities less expenses relating to letting activities. Income from letting activities comprises rental income, income from recharged operating costs and income from other goods and services. Expenses relating to letting activities comprise expenses from operating costs, maintenance expenses and other services.

The following table provides a breakdown of TLG’s net operating income from letting activities for the periods presented:

	For the year ended December 31,			For the nine months ended September 30,
	2014	2015(1)	2016	2016	2017
	(audited) (in € million)			(unaudited) (in € million)
Income from letting activities	136.7	152.3	168.1	122.1	142.3
Rental income	114.8	127.4	140.5	103.4	117.3
Income from recharged operating costs	20.6	23.3	23.7	17.1	23.2
Income from other goods and services	1.4	1.6	3.9	1.6	1.7
Expenses relating to letting activities	(36.5)	(38.2)	(42.5)	(29.5)	(36.6)
Expenses from operating costs	(27.1)	(29.5)	(30.0)	(22.2)	(28.5)
Maintenance expenses	(5.2)	(6.2)	(6.6)	(4.0)	(4.8)
Other services	(4.2)	(2.5)	(5.9)	(3.3)	(3.3)

Net operating income from letting activities	100.3	114.1	125.6	92.6	105.8

(1)

Derived from the adjusted comparative financial information for the fiscal year ended December 31, 2015 shown in the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2016. In the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2015, in the consolidated statement of comprehensive income, the net operating income from letting activities, income from letting activities, income from recharged operating costs, income from other goods and services, expenses relating to letting activities, maintenance expenses and expenses from other services reported for the fiscal year ended December 31, 2015 are shown in the amount of €112.4 million, €150.6 million, €22.9 million, €0.4 million, €38.2 million, €6.2 million and €2.5 million, respectively (see “9.2.2.1 Reclassification of Certain Income and Expense Items in the Consolidated Statement of Comprehensive Income”).

9.3.1.1	Comparison of the Nine Months Ended September 30, 2016 and September 30, 2017

In the nine months ended September 30, 2017, income from letting activities increased strongly by 16.5% from €122.1 million in the nine months ended September 30, 2016 to €142.3 million, mainly due to the additional properties for which closing had occurred and which thus came under TLG’s management. At the same time, TLG’s net operating margin (i.e., the ratio of net operating income from letting activities to income from letting activities) remained fairly stable at 74.3% in the nine months ended September 30, 2017, compared to 75.8% in the nine months ended September 30, 2016. As a result of these developments, net operating income from letting activities increased from €92.6 million in the nine months ended September 30, 2016 by 14.3% to €105.8 million in the nine months ended September 30, 2017.

9.3.1.2	Comparison of the Fiscal Years Ended December 31, 2015 and December 31, 2016

In the fiscal year ended December 31, 2016, income from letting activities increased by 10.4% from €152.3 million in the fiscal year ended December 31, 2015 to €168.1 million, mainly due to acquisition of additional properties as part of TLG’s growth strategy, which led to an increase of the total lettable area of TLG’S portfolio by 9.5%. Expenses relating to letting activities increased by 11.3% and thus slightly stronger than income from letting activities. Overall, net operating income from letting activities increased by 10.1% from €114.1 million in the fiscal year ended December 31, 2015 to €125.6 million in the fiscal year ended December 31, 2016.

9.3.1.3	Comparison of the Fiscal Years Ended December 31, 2014 and December 31, 2015

Income from letting activities increased by 10.2% from €136.7 million in the fiscal year ended December 31, 2014 to €150.6 million in the fiscal year ended December 31, 2015 (based on the financial information as shown in the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2015, without adjustments according to the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016 regarding the changed classification of certain income and expense items in the consolidated statement of comprehensive income), primarily due to a 14.9% increase in the total lettable area in TLG’s office, retail and hotel asset classes and a decrease in the EPRA Vacancy Rate in these three asset classes from 3.2% as of December 31, 2014 to 2.9% as of December 31, 2015. Expenses relating to letting activities increased less strongly than income from letting activities as a result of TLG’s focus on acquisitions and cutting costs. As a result of these developments, net operating income from letting activities increased by 12.1%, from €100.3 million in the fiscal year ended December 31, 2014 to €112.4 million in the fiscal year ended December 31, 2015 (based on the financial information as shown in the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2015, without adjustments according to the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016 regarding the changed classification of certain income and expense items in the consolidated statement of comprehensive income).

9.3.2	Result from the Remeasurement of Investment Property

Result from the remeasurement of investment property comprises adjustments in the fair value of the investment property. The fair value of an investment property is adjusted as a result of the remeasurement of such property in accordance with IAS 40 in conjunction with IFRS 13 or if a property is sold and reclassified as a non-current asset held for sale in accordance with IFRS 5.

9.3.2.1	Comparison of the Nine Months Ended September 30, 2016 and September 30, 2017

In the nine months ended September 30, 2017, result from the remeasurement of investment property increased strongly from €8.8 million in the nine months ended September 30, 2016 to €128.1 million, reflecting mainly higher remeasurement gains in connection with positive market developments, in particular in Berlin.

9.3.2.2	Comparison of the Fiscal Years Ended December 31, 2015 and December 31, 2016

In the fiscal year ended December 31, 2016, result from the remeasurement of investment property saw a decrease by 54.6% from €87.9 million in the fiscal year ended December 31, 2015 to €39.9 million, due to the fact that the favorable effects of market conditions led to less pronounced valuation gains than in the previous year.

9.3.2.3	Comparison of the Fiscal Years Ended December 31, 2014 and December 31, 2015

Result from the remeasurement of investment property increased by 66.8% from €52.7 million in the fiscal year ended December 31, 2014 to €87.9 million in the fiscal year ended December 31, 2015. The increase was primarily driven by positive market trends, a decrease in the EPRA Vacancy Rate and an increase in average monthly rent per sqm.

9.3.3	Result from the Disposal of Investment Property

Result from the disposal of investment property is recorded if an investment property is sold and the notarization of the sale and purchase agreement occurs in the same quarter of the respective fiscal year as the closing of the transaction (i.e., the payment of the purchase price and the transfer of benefits and obligations).

9.3.3.1	Comparison of the Nine Months Ended September 30, 2016 and September 30, 2017

In the nine months ended September 30, 2017, result from the disposal of investment property decreased from €0.6 million in the nine months ended September 30, 2016 to €0.2 million, given that TLG divestitures of properties played an even less significant role in that period.

9.3.3.2	Comparison of the Fiscal Years Ended December 31, 2015 and December 31, 2016

Result from the disposal of investment property decreased from €8.0 million in the fiscal year ended December 31, 2015 to €6.4 million in the fiscal year ended December 31, 2016, with the majority of these proceeds being attributable to a subsequent purchase price adjustment with respect to the sale of the property located in Pappelallee 45, Berlin.

9.3.3.3	Comparison of the Fiscal Years Ended December 31, 2014 and December 31, 2015

In the fiscal year ended December 31, 2015, result from the disposal of investment property more than doubled from €3.3 million in the fiscal year ended December 31, 2014 to €8.0 million, almost half of which resulted from the disposal of a property located in Winsstraße 18, Berlin.

9.3.4	Result from the Disposal of Real Estate Inventory

Result from the disposal of real estate inventory includes the difference between the carrying amount of real estate inventory disposed and the proceeds from the disposal of real estate inventory which correspond to the sales price for properties sold. Properties recorded under real estate inventory are booked at the lower of cost and net realizable value as of the reporting date.

In the nine months ended September 30, 2017, TLG recorded a result from the disposal of real estate inventory of €0.2 million in connection with opportunistic disposals of non-strategic properties. Given that TLG had already divested the majority of its non-strategic portfolio, result from the disposal of real estate inventory amounted to €0.0 million in the fiscal year ended December 31, 2016, having already decreased strongly in the fiscal year ended December 31, 2015 (from €7.3 million in the fiscal year ended December 31, 2014 to €0.8 million in the fiscal year ended December 31, 2015).

9.3.5	Other Operating Income

The following table provides a breakdown of TLG’s other operating income for the periods presented:

	For the year ended December 31,			For the nine months ended September 30,
	2014	2015(1)	2016	2016	2017
	(audited, unless otherwise specified) (in € million)			(unaudited) (in € million)
Reversal of allowances(2)	1.9	1.3	0.5	0.5	0.4
Income from recharged IPO costs	9.8	–	–	–	–
Insurance indemnification	1.7	0.8	0.0	0.0	0.0
Purchase price adjustments	–	–	(0.3)	(0.3)	–
Income from the disposal of subsidiaries	0.1	0.6	–	–	–
TAG/TLG WOHNEN agency contract	0.6	–	–	–	–
Subsidies for environmental and contaminated land remediation	0.1	–	–	–	–
Miscellaneous (unaudited)(3)	2.6	1.5	0.5	0.6	0.5

Other operating income	16.8	4.2	0.8	0.8	1.0

(1)

Taken or derived from the adjusted comparative financial information for the fiscal year ended December 31, 2015 shown in the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2016 (see “9.2.2.1 Reclassification of Certain Income and Expense Items in the Consolidated Statement of Comprehensive Income”).

(2)	Shown as reversal of provisions/liabilities and valuation allowances in the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2014.

(3)	“Miscellaneous” includes tenant maintenance contributions, derecognition of liabilities, income from previous years/periods and sundry other income.

9.3.5.1	Comparison of the Nine Months Ended September 30, 2016 and September 30, 2017

In the nine months ended September 30, 2017, other operating income increased by 25.0% from €0.8 million in the nine months ended September 30, 2016 to €1.0 million due to the fact that there were no purchase price adjustments during that period.

9.3.5.2	Comparison of the Fiscal Years Ended December 31, 2015 and December 31, 2016

In the fiscal year ended December 31, 2016, other operating income decreased by 81.0% from €4.2 million in the fiscal year ended December 31, 2015 to €0.8 million, whereas purchase price adjustments had a negative effect of €0.3 million. In the fiscal year ended December 31, 2016, other operating income mainly consisted of reversal of allowances in an amount of €0.5 million and income from previous years of €0.3 million included in miscellaneous.

9.3.5.3	Comparison of the Fiscal Years Ended December 31, 2014 and December 31, 2015

Other operating income decreased by 65.5%, from €16.8 million in the fiscal year ended December 31, 2014 to €5.8 million in the fiscal year ended December 31, 2015 (based on the financial information as shown in the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2015, without adjustments according to the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016 regarding the changed classification of certain income and expense items in the consolidated statement of comprehensive income). In the fiscal year ended December 31, 2014, other operating income benefited from income of €9.8 million from recharged IPO costs. Insurance indemnification contributed €1.7 million and reversal of provisions/liabilities and valuation allowances contributed €1.9 million to other operating income in the fiscal year ended December 31, 2014. In the fiscal year ended December 31, 2015, other operating income mainly consisted of insurance indemnification of €1.6 million, reversal of allowances of €1.3 million and income from previous years of €1.1 million included in miscellaneous.

9.3.6	Personnel Expenses

The following table provides a breakdown of TLG’s personnel expenses for the periods presented:

	For the year ended December 31,			For the nine months ended September 30,
	2014	2015	2016	2016	2017
	(audited) (in € million)			(unaudited) (in € million)
Salaries	(10.2)	(7.7)	(7.2)	(5.3)	(5.6)
Social security contributions and pension expenses	(1.9)	(1.2)	(1.3)	(0.9)	(1.0)
Bonuses	(1.2)	(1.4)	(1.4)	(1.1)	(0.9)
Severance packages	(0.5)	(0.7)	(0.5)	(0.4)	(0.2)
Share-based payment components under IFRS 2	(3.6)	(1.8)	(0.8)	(0.6)	(0.6)

Personnel expenses	(17.4)	(12.8)	(11.3)	(8.3)	(8.3)

9.3.6.1	Comparison of the Nine Months Ended September 30, 2016 and September 30, 2017

Personnel expenses remained constant, amounting to €8.3 million in the nine months ended September 30, 2016 and 2017, respectively. While salaries saw a slight increase, TLG incurred lower expenses in connection with bonuses and severance packages.

9.3.6.2	Comparison of the Fiscal Years Ended December 31, 2015 and December 31, 2016

In the fiscal year ended December 31, 2016, personnel expenses decreased by 11.7% from €12.8 million in the fiscal year ended December 31, 2015 to €11.3 million, primarily due to the fact that share-based remuneration components in accordance with IFRS 2 granted as part of the initial public offering in the fiscal year ended December 31, 2014 had a one-off effect. In addition, TLG’s workforce saw a slight decrease by 11 permanent employees in the fiscal year ended December 31, 2016.

9.3.6.3	Comparison of the Fiscal Years Ended December 31, 2014 and December 31, 2015

Personnel expenses decreased by 26.4% from €17.4 million in the fiscal year ended December 31, 2014 to €12.8 million in the fiscal year ended December 31, 2015, primarily due to a staff reduction by 52 persons in the fiscal year ended December 31, 2014. In addition, share-based payment components under IFRS 2 decreased from €3.6 million in the fiscal year ended December 31, 2014 to €1.8 million in the fiscal year ended December 31, 2015.

9.3.7	Depreciation and Amortization

In the nine months ended September 30, 2017 as well as the nine months ended September 30, 2016, depreciation and amortization remained unchanged, amounting to €0.4 million for both periods.

In the fiscal year ended December 31, 2016, depreciation and amortization decreased by 25.0% from €0.8 million in the fiscal year ended December 31, 2015 to €0.6 million, primarily due to lower depreciation of technical equipment and machinery.

In the fiscal year ended December 31, 2015, depreciation and amortization decreased by 33.3% from €1.2 million in the fiscal year ended December 31, 2014 to €0.8 million, mainly due to lower amortization of intangible assets.

9.3.8	Other Operating Expenses

The following table provides a breakdown of TLG’s other operating expenses for the periods presented:

	For the year ended December 31,			For the nine months ended September 30,
	2014	2015(1)	2016	2016	2017
	(audited, unless otherwise specified) (in € million)			(unaudited) (in € million)
Impairments of receivables	(1.8)	(0.7)	(0.6)	(0.4)	(0.7)
Consultancy and audit fees	(10.9)	(2.4)	(3.0)	(2.1)	(9.1)
General IT and administrative expenses	(1.7)	(1.9)	(1.6)	(1.2)	(1.4)
Corporate advertising	(0.5)	(0.9)	(0.9)	(0.7)	(0.6)
Miscellaneous (unaudited)(2)	(3.0)	(3.2)	(1.9)	(0.6)	(1.8)
Reversal of provisions/liabilities	2.3	1.2	0.8	0.7	(0.0)

Other operating expenses	(15.7)	(7.9)	(7.1)	(4.2)	(13.6)

(1)

Taken or derived from the adjusted comparative financial information for the fiscal year ended December 31, 2015 shown in the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2016 (see “9.2.2.1 Reclassification of Certain Income and Expense Items in the Consolidated Statement of Comprehensive Income”).

(2)	“Miscellaneous” includes ancillary office costs, vehicle and travel expenses, other taxes and other.

9.3.8.1	Comparison of the Nine Months Ended September 30, 2016 and September 30, 2017

In the nine months ended September 30, 2017, other operating expenses increased significantly from €4.2 million in the nine months ended September 30, 2016 to €13.6 million, primarily due to the Takeover Offer (see “12. Takeover Offer for WCM and Domination Agreement”). TLG incurred expenses of €7.8 million, primarily for legal advisors and consulting services, in connection with the Takeover Offer and related integration measures in the nine months ended September 30, 2017.

9.3.8.2	Comparison of the Fiscal Years Ended December 31, 2015 and December 31, 2016

In the fiscal year ended December 31, 2016, other operating expenses decreased by 9.0% from €7.9 million in the fiscal year ended December 31, 2015 to €7.1 million, primarily due to only in the fiscal year ended December 31, 2015 incurred costs for the disposal of a consolidated company and lower general IT and administrative expenses. This reduction was partly compensated by higher consultancy and audit fees, as well as expenses from sales tax corrections. In addition, the positive effect from the reversal of provisions/liabilities, which comprises accrued invoices and provisions from the previous year, was less pronounced in the fiscal year ended December 31, 2016 compared to the fiscal year ended December 31, 2015.

9.3.8.3	Comparison of the Fiscal Years Ended December 31, 2014 and December 31, 2015

Other operating expenses decreased by 50.3% from €15.7 million in the fiscal year ended December 31, 2014 to €7.8 million in the fiscal year ended December 31, 2015 (based on the financial information as shown in the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2015, without adjustments according to the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016 regarding the changed classification of certain income and expense items in the consolidated statement of comprehensive income), primarily due to the absence of expenses accrued in connection with TLG’s initial public offering in the fiscal year ended December 31, 2014. In addition, lower expenses resulting from impairments of receivables contributed to the decrease of other operating expenses in the fiscal year ended December 31, 2015 compared to the fiscal year ended December 31, 2014.

9.3.9	Earnings before Interest and Taxes (EBIT)

9.3.9.1	Comparison of the Nine Months Ended September 30, 2016 and September 30, 2017

In the nine months ended September 30, 2017, earnings before interest and taxes (EBIT) increased strongly from €89.9 million in the nine months ended September 30, 2016 to €213.0 million, primarily due to the high result from the remeasurement of investment property, resulting from positive developments in the Berlin market. These effects were aided by the increase in net operating income from letting activities.

9.3.9.2	Comparison of the Fiscal Years Ended December 31, 2015 and December 31, 2016

In the fiscal year ended December 31, 2016, earnings before interest and taxes (EBIT) decreased by 20.5% from €193.4 million in the fiscal year ended December 31, 2015 to €153.7 million, mainly due to a lower result from the remeasurement of investment property, which was only partly offset by higher net operating income from letting activities.

9.3.9.3	Comparison of the Fiscal Years Ended December 31, 2014 and December 31, 2015

Earnings before interest and taxes (EBIT) increased by 32.4% from €146.1 million in the fiscal year ended December 31, 2014 to €193.4 million in the fiscal year ended December 31, 2015, primarily due to an increase in result from the remeasurement of investment property and an increase in net operating income from letting activities, which were only partially offset by a decrease in other operating income.

9.3.10	Financial Result (Financial Income and Financial Expenses)

The financial result is the sum of total interest and similar income (financial income) and total interest and similar expenses (financial expenses).

The following table provides a breakdown of TLG’s financial result for the periods presented:

	For the year ended December 31,			For the nine months ended September 30,
	2014	2015	2016	2016	2017
	(audited) (in €million)			(unaudited) (in € million)
Total interest and similar income (financial income)	0.6	0.4	0.3	0.2	0.2
Total interest and similar expenses (financial expenses)	(24.3)	(23.8)	(25.7)	(18.9)	(31.8)
Interest expenses for interest rate derivatives	(4.0)	(4.2)	(5.3)	(3.9)	(14.9)
Interest on loans	(18.0)	(18.0)	(18.0)	(14.4)	(14.2)
Interest expenses from pension provisions	(0.2)	(0.1)	(0.2)	(0.1)	(0.1)
Other interest expenses	(2.0)	(1.5)	(2.2)	(0.4)	(2.7)

Financial result (net interest expenses)	(23.7)	(23.4)	(25.3)	(18.7)	(31.6)

9.3.10.1	Comparison of the Nine Months Ended September 30, 2016 and September 30, 2017

In the nine months ended September 30, 2017, TLG’s financial result (net interest expenses) deteriorated significantly by 69.0% from €18.7 million in the nine months ended September 30, 2016 to €31.6 million, reflecting financial expenses totaling €12.4 million incurred in connection with the refinancing of loans in the nine months ended September 30, 2017. TLG incurred an additional €0.6 million of prepayment expenses for the early repayment of loans in connection with disposals of properties in the nine months ended September 30, 2017.

9.3.10.2	Comparison of the Fiscal Years Ended December 31, 2015 and December 31, 2016

TLG’s financial result (net interest expenses) saw a slight deterioration by 8.1% from €23.4 million in the fiscal year ended December 31, 2015 to €25.3 million in the fiscal year ended December 31, 2016, primarily due to an increase of interest expenses for interest rate derivatives. Interest on loans, which was the main component of total interest and similar expenses in both the fiscal year ended December 31, 2015 and the fiscal year ended December 31, 2016, remained unchanged at €18.0 million in both fiscal years.

9.3.10.3	Comparison of the Fiscal Years Ended December 31, 2014 and December 31, 2015

In the fiscal year ended December 31, 2015, TLG’s net interest expenses (net interest expenses) remained nearly stable at €23.4 million compared to €23.7 million in the fiscal ended December 31, year 2014. In both fiscal years, interest on loans was the main component of total interest and similar expenses and amounted to €18.0 million, respectively.

9.3.11	Gain/loss from the Remeasurement of Derivative Financial Instruments

TLG primarily uses derivative financial instruments to hedge against risks resulting from changes in interest rates. Since March/April 2014, hedge accounting has been applied for all derivatives, because old hedging instruments for which no hedge accounting was applied were replaced with new agreements that are subject to hedging relationships. At the beginning of the second quarter of the fiscal year ended December 31, 2017, TLG discontinued its hedge accounting for derivative financial instruments. Since then, all changes in market values are recognized in the Company’s consolidated statement of comprehensive income as gain/loss from the remeasurement of derivative financial instruments.

Gain/loss from the remeasurement of derivative financial instruments improved from a loss of €1.7 million in the nine months ended September 30, 2016 to a gain of €4.9 million in the nine months ended September 30, 2017, primarily due to ordinary fluctuations in the market value of derivatives.

In the fiscal year ended December 31, 2016, gain/loss from the remeasurement of derivative financial instruments improved from a loss of €0.8 million in the fiscal year ended December 31, 2015 to a gain of €0.3 million. These remeasurement gains were primarily due to non-existent hedging relationships and the partial ineffectiveness of hedging relationships for derivatives.

Gain/loss from the remeasurement of derivative financial instruments improved by 61.9% from a loss of €2.1 million in the fiscal year ended December 31, 2014 to a loss of €0.8 million in the fiscal year ended December 31, 2015. In the fiscal year ended December 31, 2015, gain/loss from the remeasurement of derivative financial instruments was primarily due to the partial ineffectiveness of hedging relationships for derivatives. In the fiscal year ended December 31, 2014, gain/loss from the remeasurement of derivatives was primarily driven by interest derivatives that were reversed in the fiscal year ended December 31, 2014.

9.3.12	Income Taxes

The following table provides a breakdown of TLG’s income taxes for the periods presented:

	For the year ended December 31,			For the nine months ended September 30,
	2014	2015	2016	2016	2017
	(audited) (in € million)			(unaudited) (in € million)
Current income tax	(1.5)	(8.1)	(6.0)	(4.2)	(3.4)
Prior-/previous period income taxes	35.4	4.4	1.6	1.6	–
Deferred taxes	(65.5)	(34.6)	(30.1)	(13.9)	(54.3)

Tax expenses/income	(31.6)	(38.3)	(34.5)	(16.5)	(57.7)

9.3.12.1	Comparison of the Nine Months Ended September 30, 2016 and September 30, 2017

In the nine months ended September 30, 2017, income taxes more than tripled from tax expenses of €16.5 million in the nine months ended September 30, 2016 to tax expenses of €57.7 million, reflecting the increase in tax expenses from deferred taxes.

9.3.12.2	Comparison of the Fiscal Years Ended December 31, 2015 and December 31, 2016

Income taxes decreased by 10.0% from tax expenses of €38.3 million in the fiscal year ended December 31, 2015 to tax expenses of €34.5 million in the fiscal year ended December 31, 2016, due to the reduction of tax benefit from previous period income taxes, as well as of tax expenses from deferred taxes.

9.3.12.3	Comparison of the Fiscal Years Ended December 31, 2014 and December 31, 2015

In the fiscal year ended December 31, 2015, income taxes increased by 21.2% from tax expenses of €31.6 million in the fiscal year ended December 31, 2014 to tax expenses of €38.3 million in the fiscal year ended December 31, 2015, primarily due to higher current income tax expenses.

9.4	Investment Property

The following table provides an overview the carrying amounts (fair value) of TLG’s investment property as of the dates presented:

	As of December 31,			As of September 30,
	2014	2015	2016	2017
	(audited, unless otherwise specified) (in € million)			(unaudited) (in € million)
Office properties (unaudited)	547.4	597.6	998.0	1,177.5
Retail properties (unaudited)	669.1	872.1	896.2	875.0
Hotel properties (unaudited)	191.4	207.6	272.0	283.1
Other properties (unaudited)	81.7	62.1	49.0	49.7

Investment property	1,489.6	1,739.5	2,215.2	2,385.4

9.4.1	Comparison Between December 31, 2016 and September 30, 2017

In the nine months ended September 30, 2017, the carrying amount (fair value) of investment property increased by 7.7% from €2,215.2 million as of December 31, 2016 to €2,385.4 million as of September 30, 2017, reflecting the acquisition of the Astropark property (see “14.5.5.1 Astropark”) and gains from fair value adjustments, which were only partly offset by reclassifications of properties as assets held for sale and divestitures of smaller properties as part of TLG’s strategy of focusing on the management of a portfolio comprising larger properties.

9.4.2	Comparison Between December 31, 2015 and December 31, 2016

In the fiscal year ended December 31, 2016, the carrying amount (fair value) of investment property saw a significant increase of 27.3% from €1,739.5 million as of December 31, 2015 to €2,215.2 million as of December 31, 2016, driven by acquisitions of further properties, particularly in the office asset class.

9.4.3	Comparison Between December 31, 2014 and December 31, 2015

In the fiscal year ended December 31, 2015, the carrying amount (fair value) of investment property increased by 16.8% from €1,489.6 million as of December 31, 2014 to €1,739.5 million as of December 31, 2015, mainly due to acquisitions of retail properties.

9.4.4	Reconciliation of Carrying Amounts (Fair Values)

The following table contains a reconciliation between the carrying amounts (fair values) from the beginning to the end of the respective period:

	2014	2015	2016	2017
	(audited) (in € million)			(unaudited) (in € million)
Carrying amount as of January 1	1,414.7	1,489.6	1,739.5	2,215.2
Acquisitions	43.1	193.6	443.0	97.5
Additions from business combinations	50.0	–	–	–
Capitalization of construction and modernization expenses	12.3	6.7	18.5	10.2
Receipt of grants and subsidies	–	(3.3)	–	–
Reclassification as assets held for sale	(86.6)	(38.6)	(28.9)	(65.6)
Reclassification as property, plant and equipment	(0.0)	–	–	–
Reclassification from property, plant and equipment	3.5	3.5	3.2	0.1
Fair value adjustment	52.7	87.9	39.9	128.1

Carrying amount as of December 31, 2014, 2015 and 2016 and September 30, 2017	1,489.6	1,739.5	2,215.2	2,385.4

9.5	Liquidity and Capital Resources

9.5.1	Cash Flow

The following table provides a breakdown of TLG’s cash flow for the periods presented:

	For the year ended December 31,			For the nine months ended September 30,
	2014	2015	2016	2016	2017
	(audited) (in € million)			(unaudited) (in € million)
Cash flow from operating activities	76.2	104.9	121.5	85.3	81.7
Interest received	0.6	0.4	0.3	0.1	0.2
Interest paid	(47.2)	(23.0)	(28.4)	(21.6)	(32.4)
Income tax paid/received	(9.0)	1.6	(5.3)	(7.4)	(3.0)

Net cash flow from operating activities	20.5	83.9	88.0	56.4	46.5
Cash flow from investing activities	(20.5)	(150.3)	(414.1)	(227.6)	(47.4)
Cash flow from financing activities	13.7	97.5	210.7	30.5	(17.2)

Change in cash and cash equivalents	13.7	31.1	(115.3)	(140.7)	(18.1)

9.5.1.1	Net Cash Flow from Operating Activities

In the nine months ended September 30, 2017, net cash flow from operating activities decreased from €56.4 million in the nine months ended September 30, 2016 to €46.5 million, driven by the increase of interest paid, which resulted from higher financial expenses due to prepayment penalties from the redemption of loans in an amount of €12.4 million in connection with a refinancing compared to the nine months ended September 30, 2016. In addition, cash flow from operating activities also saw a slight decrease due to an increase of TLG’s working capital.

In the fiscal year ended December 31, 2016, net cash flow from operating activities saw an increase from €83.9 million in the fiscal year ended December 31, 2015 to €88.0 million, primarily due to the increase in rental income and lower personnel expenses. These effects were partially offset by a significant increase of income tax paid and interest paid in the fiscal year ended December 31, 2016 compared to the fiscal year ended December 31, 2015.

In the fiscal year ended December 31, 2015, net cash flow from operating activities increased significantly from €20.5 million in the fiscal year ended December 31, 2014 to €83.9 million due to a significant increase in earnings before taxes as well as a reduction in interest paid. A decrease in working capital also contributed to this development.

9.5.1.2	Cash Flow from Investing Activities

In the nine months ended September 30, 2017, cash flow from investing activities improved from a cash outflow of €227.6 million in the nine months ended September 30, 2016 to a cash outflow of €47.4 million, driven by a strong decrease of cash paid for acquisitions of investment property, which fell to €106.5 million compared to €247.7 million in the nine months ended September 30, 2016. In addition, TLG received cash from disposals of investment property in an amount of €60.7 million in the nine months ended September 30, 2017 compared to €20.1 million in the nine months ended September 30, 2016.

In the fiscal year ended December 31, 2016, cash outflow from investing activities more than doubled from a cash outflow of €150.3 million in the fiscal year ended December 31, 2015 to a cash outflow of €414.1 million due to a significant increase in the cash paid for the acquisitions of investment property, in particular with respect to office asset class. At the same time, cash received from disposals of investment property as well as consolidated companies and other business units decreased in the fiscal year ended December 31, 2016 compared to the fiscal year ended December 31, 2015.

In the fiscal year ended December 31, 2015, cash outflow from investing activities increased from a cash outflow of €20.5 million in the fiscal year ended December 31, 2014 to a cash outflow of €150.3 million, primarily due to a strong increase in cash paid for acquisitions of investment property and lower cash received from disposals of investment property. These developments were only partially offset by a decrease in cash paid in connection with the acquisition of shares in consolidated companies.

9.5.1.3	Cash Flow from Financing Activities

In the nine months ended September 30, 2017, cash flow from financing activities decreased from a cash inflow of €30.5 million in the nine months ended September 30, 2016 to a cash outflow of €17.2 million, reflecting higher dividend payments. In addition, TLG recorded cash outflows in an amount of €291.3 million resulting from repayments of bank loans, while only receiving cash inflows of €220.1 million from new bank loans in the nine months ended September 30, 2017. These net cash outflows from dividend payments and bank loans were only partly offset by the cash received in connection with the Company’s capital increase registered in the commercial register on January 31, 2017, whereby the Company issued 6,743,232 no par-value bearer shares of the Company, thereby partly utilizing the Company’s authorized capital 2016. Accordingly, cash received from equity contributions amounted to €113.3 million in the nine months ended September 30, 2017. By comparison, the net cash inflows resulting from cash received from bank loans and repayments of bank loans amounted to €79.2 million in the nine months ended September 30, 2016.

In the fiscal year ended December 31, 2016, cash flow from financing activities more than doubled from a cash inflow of €97.5 million in the fiscal year ended December 31, 2015 to a cash inflow of €210.7 million, reflecting the higher cash inflow from bank loans in connection with the financing of TLG’s acquisitions in the fiscal year ended December 31, 2016. These developments were partly offset by the decrease of cash received from equity contributions as well as an increase in the Company’s dividend payments in the fiscal year ended December 31, 2016 compared to the fiscal year ended December 31, 2015.

In the fiscal year ended December 31, 2015, cash flow from financing activities increased from a cash inflow of €13.7 million in the fiscal year ended December 31, 2014 to a cash inflow of €97.5 million, because cash outflows from cash distributions to shareholders and for the repayment of bank loans were significantly lower compared to the fiscal year ended December 31, 2014, even though cash received from bank loans decreased significantly in the fiscal year ended December 31, 2015 compared to the fiscal year ended December 31, 2014.

9.5.2	FFO After Taxes

The following table shows the calculation of FFO after taxes as well as FFO after taxes per share for the periods presented:

	For the year ended December 31,					For the nine months ended September 30,
	2014	2015		2016		2016		2017
	(audited and in €million, unless otherwise specified)					(unaudited) (in € million, unless otherwise specified)
Net income	88.7	130.9		94.1		53.0		128.5
Income taxes	31.6	38.3		34.5		16.5		57.7

Earnings before taxes (EBT)	120.3	169.2		128.6		69.5		186.2
Result from the disposal of investment property	(3.3)	(8.1	)(1)	(6.1	)(1)	(0.3	)(1)	(0.2)
Result from the disposal of real estate inventory	(7.3)	(0.8)		(0.0)		(0.0)		(0.2)
Result from the remeasurement of investment property	(52.7)	(87.9)		(39.9)		(8.8)		(128.1)
(Gain)/loss from the remeasurement of derivative financial instruments	2.1	0.8		(0.3)		1.7		(4.9)
Other effects (unaudited)(2)	2.8	(1.2)		0.9		0.7		21.0

FFO before taxes (unaudited)	61.9	72.1		83.2		62.8		74.0
Income taxes	(31.6)	(38.3)		(34.5)		(16.5)		(57.7)
Deferred taxes	65.5	34.6		30.1		13.9		54.3
Adjustment for tax effects from the result from the disposal of investment property and real estate inventory, from the settlement of interest rate hedge transactions, from the costs of capital market transactions and from aperiodic effects (unaudited)(3)	(43.4)	(4.4)		(2.0)		(1.6)		(0.5)

FFO after taxes (unaudited)	52.4	64.0		76.9		58.6		70.1
Weighted average number of shares issued (in million)(4)	53.8	62.0		67.4		67.4		73.4

FFO after taxes per share (in €) (unaudited)	0.97	1.03		1.14		0.87		0.95

(1)

Unaudited. Including the result from the disposal of Grimma business park in an amount of €0.1 million in 2015 and expenses from the purchase price adjustment for Grimma business park in an amount of €0.3 million in 2016 and €0.3 million in the nine months ended September 30, 2016, held as an investment in a subsidiary; disclosed in other operating income and other operating expenses (transaction costs) of the consolidated statement of comprehensive income.

(2)	Other effects comprise:

(a)

the depreciation of owner-occupied property (IAS 16) of €0.3 million in 2014, €0.2 million in 2015, €0.1 million in 2016, €0.1 million in the nine months ended September 30, 2016 and €0.1 million in the nine months ended September 30, 2017;

(b)	income from the service contract with TAG Wohnen GmbH, which expired in 2014, of €0.6 million in 2014 and €0.0 million in 2015;

(c)

personnel restructuring expenses of €0.5 million in 2014, €0.7 million in 2015, €0.5 million in 2016, €0.4 million in the nine months ended September 30, 2016 and €0.2 million in the nine months ended September 30, 2017;

(d)	expenses from share-based payments to the Management Board of €3.6 million in 2014 and €1.0 million in 2015;

(e)	income from the reversal of provisions for subsidies reclaimed of €2.3 million in 2014, €1.3 million in 2015, €0.4 million in 2016 and €0.4 million in the nine months ended September 30, 2016;

(f)	income from insurance compensation and the payment of damages paid by a notary of €1.0 million in 2015;

(g)	income from the reversal of the provision for construction costs of €0.7 million in 2015;

(h)

IPO, capital markets and share deal transaction costs of €1.4 million in 2014, €1.0 million in 2016, €1.0 million in the nine months ended September 30, 2016 and €7.8 million in the nine months ended September 30, 2017;

(i)	income from the reversal of provisions for property purchase agreements of €0.3 million in 2016 and €0.3 million in the nine months ended September 30, 2016;

(j)	expenses for the refinancing/prepayment of loans of €13.0 million in the nine months ended September 30, 2017; and

(k)	income from the liquidation of the Wirkbau property of €0.1 million in the nine months ended September 30, 2017.

(3)

Adjustment for tax effects from the result from the disposal of investment property and real estate inventory, from the settlement of interest rate hedge transactions, from the costs of capital market transactions and from aperiodic effects comprise:

(a)	adjustments of the reverse effect from the income tax effective settlement of interest rate hedge transactions (originally decreasing income tax expense), which amounted to €6.3 million in 2014;

(b)

adjustments of tax effects from costs of capital market transactions relate to the reverse effect from the income tax effective IPO expenses and expenses related to the capital increase in January 2017 (originally decreasing income tax expense), which amounted to €0.4 million in 2014 and €0.4 million in 2016;

(c)

adjustments of the reverse effect from the aperiodic income tax effects (originally decreasing income tax expense), which amounted to €36.7 million in 2014, €4.4 million in 2015, €1.6 million in 2016 and €1.6 million in the nine months ended September 30, 2016; and

(d)	adjustments of tax effects from the disposal of properties, which amounted €0.5 million in the nine months ended September 30, 2017.

(4)

Before the Company was transformed into a stock corporation (Aktiengesellschaft) in September 2014, it was a limited liability company (Gesellschaft mit beschränkter Haftung). For purposes of comparison, the weighted average number of shares issued for the year ended December 31, 2014 is the number that would have existed if the Company had already been a stock corporation as of January 1, 2014 with the resulting number of shares issued based on the subscribed capital at that time. The total number of shares issued amounted to 61.3 million as of December 31, 2014, 67.4 million as of December 31, 2015, September 30, 2016 and December 31, 2016 and 74.2 million as of September 30, 2017.

Given that TLG expects its income tax burden to decrease significantly going forward, TLG intends to simplify the calculation of FFO starting with the FFO (formerly referred to as FFO after taxes) reported for the fiscal year ended December 31, 2017. To this end, the Company will in the future no longer deduct the actual current income taxes incurred on FFO before taxes in the respective period when calculating FFO, but will instead deduct an amount reflecting an expected long-term tax rate of 2.5%. This tax rate was calculated based on historical data and the multi-year planning for an upcoming five-year period. In addition, the Company will adjust FFO before taxes for depreciation and amortization as well as earnings attributable to non-controlling interests (before taxes) in line with the calculation of FFO before taxes customary in the real estate industry. As a result, the FFO before taxes and FFO (formerly referred to as FFO after taxes) reported for the fiscal year ended December 31, 2017 will not be comparable with the FFO before taxes and FFO after taxes reported by the Company for the previous periods (see “9.2.2.2 Change of Calculation of FFO“).

The estimate of TLG’s FFO for the fiscal year ended December 31, 2017 included in this Prospectus is already based on this new calculation method (see “9.2.2.2 Change of Calculation of FFO”). Based on the new FFO definition and the financial information included in the unaudited condensed interim consolidated financial statements of the Company as of and for the nine months ended September 30, 2017, the data recorded in the accounting system of the Company and the current knowledge about the business developments of the fiscal year ended December 31, 2017 as well as the assumptions of the Company’s management with respect to past events and actions, the Company estimates that FFO (formerly referred to as FFO after taxes) amounted to approximately €102 million for the fiscal year ended December 31, 2017. For further information, see “10. Profit Estimate”.

In the nine months ended September 30, 2017, the positive development of TLG’s FFO after taxes continued with an increase by 19.6% from €58.6 million in the nine months ended September 30, 2016 to €70.1 million, reflecting the increase in TLG’s rental income for that period and TLG’s ability to efficiently manage its expenses.

In the fiscal year ended December 31, 2016, FFO after taxes increased by 20.2% from €64.0 million in the fiscal year ended December 31, 2015 to €76.9 million, mainly due to an increase in rental income caused by TLG’s successful acquisitions in the fiscal year ended December 31, 2016 and cost reductions with respect to other operating expenses.

In the fiscal year ended December 31, 2015, FFO after taxes increased by 22.1% from €52.4 million in the fiscal year ended December 31, 2014 to €64.0 million. The increase was primarily due to an acquisition-driven increase in rental income, cost reductions and lower interest expenses.

9.5.3	Investments

The following table shows the amount of TLG’s investments in the periods presented:

	For the year ended December 31,			For the nine months ended September 30,
	2014	2015	2016	2016	2017
	(unaudited) (in € million)			(unaudited) (in €million)
Investments in investment properties(1)	105.4	200.4	461.5	232.2	107.6
Investments in inventory properties(2)	6.8	0.0	–	–	–
Investments in property, plant and equipment(3)	0.5	0.3	0.5	0.2	1.1
Investments in intangible assets(4)	1.4	0.2	0.1	0.1	0.6

Total investments	114.1	200.9	462.1	232.4	109.3

(1)

Acquisitions of investment property, additions from business combinations and capitalization of construction and modernization expenses recognized in the carrying amount (fair value) of investment property.

(2)	Refers to the acquisition cost of inventory properties.

(3)	Refers to additions (at cost) to owner-occupied properties, technical equipment and machinery and operating and office equipment.

(4)	Refers to additions (at cost) to intangible assets (intangible assets and goodwill).

9.5.3.1	Investments in Investment Properties

In the nine months ended September 30, 2017, investments in investment properties decreased significantly from €232.2 million in the nine months ended September 30, 2016 to €107.6 million, given that TLG focused its investment activities on the upcoming acquisition and integration of WCM.

In the fiscal year ended December 31, 2016, investments in investment properties more than doubled from €200.4 million in the fiscal year ended December 31, 2015 to €461.5 million, reflecting the significant number of acquisitions of additional properties to further increase TLG’s holdings in its office, retail and hotel asset classes. These investments in investment properties included the acquisition of office properties in Berlin (Erlenhöfe and Kap-Carré), Frankfurt am Main (Campus Carré and Olof-Plame-Straße 35) as well as retail properties in Dresden (Fachmarktzentrum Merianplatz and Sachsen Forum).

Investments in investment properties nearly doubled from €105.4 million in the fiscal year ended December 31, 2014 to €200.4 million in the fiscal year ended December 31, 2015. Acquisitions accounted for nearly all of the investments in investment properties in the fiscal year ended December 31, 2015. The focus of the acquisition activities related to retail objects and included three neighborhood shopping centers in Berlin (Adlergestell) and the surrounding area (Bahnhofs-Passage in Bernau and Handelscentrum in Strausberg) and two convenience shopping centers in Rostock and Wismar. In addition, office objects in Dresden and Rostock were acquired. Construction and modernization expenses in an amount of €6.7 million were capitalized in the fiscal year ended December 31, 2015.

9.5.3.2	Investments since September 30, 2017 and Future Investments

Since September 30, 2017, TLG has made the following ongoing and future investments:

•	On November 2, 2017, the Company closed the acquisition of a neighborhood shopping center in Unterwellenborn with a total investment volume of €13.3 million.

•

On November 2, 2017, the Company entered into a purchase agreement for the Klenow-Tor retail property in Rostock with a total lettable area of approximately 16,500 sqm for a total investment volume of €18.6 million. The property is almost fully let and closing occurred on January 1, 2018.

•

On November 8, 2017, the Company entered into a purchase agreement for the acquisition of 94.9% of the shares in PEREF Priscus S.à r.l. and PEREF Verus S.à r.l., which together hold the Onyx Portfolio of 27 retail properties with an aggregate lettable area of approximately 60,631 sqm. Based on portfolio value as of the signing date, 93.6% of these properties are located in the region “Western Germany” of TLG’s retail asset class and the Rhineland Palatinate, while 6.4% are located in the “South East” region. The total investment volume amounts to €95.2 million and closing occurred on December 18, 2017.

•

On December 22, 2017, the Company entered into a purchase agreement for an office property located at Theodor-Heuss-Anlage 12 in Mannheim with a total lettable area of approximately 25,390 sqm for a total investment volume of €50.7 million. Closing is expected to occur in March 2018.

•

On January 18, 2018, the Company entered into a purchase agreement for an office property located in Eschborn with a total lettable area of approximately 7,800 sqm for a total investment volume of €14.5 million. Closing is expected to occur in April 2018.

Besides these recent investments, the Management Board and the Supervisory Board have made no firm commitments on any significant future investments.

The Company plans to finance its ongoing and future acquisitions with a mix of equity and debt in line with its targeted maximum long-term Net LTV of 45%.

9.5.4	Maturity Profile of Key Liabilities

The following table provides a maturity profile of TLG’s key liabilities as of September 30, 2017:

			Remaining terms
	Carrying amount	up to 1 year	1-5 years	more than 5 years
	(unaudited) (in € million)
Liabilities due to financial institutions	970.3	59.0	303.9	607.4

9.5.5	Financial Liabilities

The following table provides a breakdown of TLG’s financial liabilities (liabilities due to financial institutions and derivative financial instruments) as of the dates presented:

	As of December 31,			As of September 30,
	2014	2015	2016	2017
	(audited, unless otherwise specified) (in € million)			(unaudited) (in € million)
Liabilities due to financial institutions	770.4	782.7	1,040.4	970.3
Non-current derivative financial instruments	17.8	15.9	20.4	5.7

Financial liabilities (unaudited)	788.2	798.6	1,060.8	976.0

In the nine months ended September 30, 2017, financial liabilities decreased by 8.0% from €1,060.8 million as of December 31, 2016 to €976.0 million as of September 30, 2017, reflecting the scheduled repayments and partial prepayment of certain loans, the settlement of derivative financial instruments as well as an increase in the market value of derivatives.

In the fiscal year ended December 31, 2016, financial liabilities increased by 32.8% from €798.6 million as of December 31, 2015 to €1,060.8 million as of December 31, 2016, primarily due to the financing for TLG’s acquisitions of further properties during that period.

In the fiscal year ended December 31, 2015, financial liabilities increased by 1.3% from €788.2 million as of December 31, 2014 to €798.6 million as of December 31, 2015 due to an acquisition-driven increase in liabilities due to financial institutions.

9.5.6	Other Liabilities

The following table provides information on the composition of TLG’s other liabilities as of the dates presented:

	As of December 31,			As of September 30,
	2014	2015	2016	2017
	(audited) (in € million)			(unaudited) (in € million)
Liabilities to employees	3.8	1.8	1.8	1.3
Prepayments received	3.2	7.3	–	7.1
Other taxes	1.4	1.5	9.8	3.8
Investment grants	1.8	1.5	1.2	1.0
Liabilities to tenants	0.9	0.9	1.0	2.2
Accruals and deferrals from derivatives	–	–	2.1	2.2
Liabilities to non-controlling interests	–	–	2.5	2.4
Sundry other liabilities	2.9	2.3	2.5	1.5

Total other liabilities	13.9	15.3	20.9	21.6

In the nine months ended September 30, 2017, total other liabilities increased from €20.9 million as of December 31, 2016 by 3.3% to €21.6 million as of September 30, 2017, reflecting an increase of prepayments received in connection with TLG’s disposals by €7.1 million, which was only partly offset by the reduction of other taxes, primarily comprise RETT, by €6.0 million.

In the fiscal year ended December 31, 2016, total other liabilities increased by 36.6% from €15.3 million as of December 31, 2015 to €20.9 million as of December 31, 2016 due to a significant increase of other taxes, which primarily comprise RETT. This increase was partially offset by the fact that prepayments received, which accounted for a significant portion of total other liabilities as of December 31, 2015, were reduced to zero as of December 31, 2016.

In the fiscal year ended December 31, 2015, total other liabilities increased by 10.1% from €13.9 million as of December 31, 2014 to €15.3 million as of December 31, 2015 due to an increase of prepayments received related to properties disposed of in the fiscal year ended December 31, 2015. This increase was only partially offset by a reduction in liabilities to employees, reflecting a decrease in the amounts owed under severance packages.

9.5.7	Deferred Taxes

Deferred tax assets and deferred tax liabilities result from temporary differences between the carrying amounts of the assets and liabilities in the consolidated financial statements and the corresponding tax bases as part of the calculation of taxable income and taxable loss carryforwards.

The following table provides an overview of deferred tax assets and deferred tax liabilities after offsetting by TLG as of the dates presented:

	As of December 31,			As of September 30,
	2014	2015	2016	2017
	(audited) (in € million)			(unaudited) (in € million)
Deferred tax assets	3.0	–	2.7	–
Deferred tax liabilities	150.5	185.9	217.7	272.9

9.5.8	Provisions

The following table provides a composition of TLG’s provisions as of the dates presented:

	As of December 31,			As of September 30,
	2014	2015	2016	2017
	(audited, unless otherwise specified) (in € million)			(unaudited) (in € million)
Pension provisions	8.2	8.1	8.3	8.2
Other current provisions	5.7	2.4	1.8	1.4

Total (unaudited)	13.9	10.5	10.1	9.6

In the nine months ended September 30, 2017, total provisions decreased by 5.0% from €10.1 million as of December 31, 2016 to €9.6 million as of September 30, 2017, primarily due to lower provisions in connection with legal risks.

In the fiscal year ended December 31, 2016, total provisions decreased by 3.8% from €10.5 million as of December 31, 2015 to €10.1 million as of December 31, 2016 due to the decrease in other current provisions which reflects the reduction of TLG’s litigation risks. This was partly offset by an increase of pension provisions due to actuarial losses resulting from the adjustment of the discount rate for such pension obligations.

In the fiscal year ended December 31, 2015, total provisions decreased by 24.5% from €13.9 million as of December 31, 2014 to €10.5 million as of December 31, 2015, due to a decrease in other current provisions mainly due to the settlement of litigation with respect to subsidies received by certain tenants of TLG.

9.6	Other Financial Obligations

The following table shows the composition of TLG’s other financial obligations as of the dates presented:

	As of December 31,			As of September 30,
	2014	2015	2016	2017
	(audited, unless otherwise specified) (in € million)			(unaudited) (in € million)
Future payments (net) resulting from operating leases	0.6	1.1	1.8	1.4
Purchase commitment for investment property and property, plant and equipment	54.3	103.0	5.8	26.0

Other financial obligations (unaudited)	54.9	104.1	7.6	27.4

In the nine months ended September 30, 2017, other financial obligations increased from €7.6 million as of December 31, 2016 to €27.4 million as of September 30, 2017, primarily reflecting TLG’s commitments in connection with the acquisition of a neighborhood shopping center in Unterwellenborn.

In the fiscal year ended December 31, 2016, other financial obligations decreased sharply from €104.1 million as of December 31, 2015 to €7.6 million as of December 31, 2016, reflecting the closing of the acquisition commitments outstanding at the end of the fiscal year ended December 31, 2015.

In the fiscal year ended December 31, 2015, other financial obligations nearly doubled from €54.9 million as of December 31, 2014 to €104.1 million, as a result of purchase commitments made in the fiscal year ended December 31, 2015 mainly relating to the “Blue Five” portfolio.

9.7	Quantitative and Qualitative Disclosure about Market Risk

9.7.1	Default Risk

Default risk is the risk that counterparties – essentially the tenants and acquirers of properties – will be unable to satisfy their contractual payment obligations and that this will result in a loss for TLG. Credit checks are conducted as part of TLG’s default risk management.

Trade receivables in particular are exposed to default risk. TLG does not consider itself exposed to any material credit risk from any single counterparty. Given TLG’s broad, heterogeneous customer base, the concentration of its credit risk is limited. Default risk is reduced through the careful screening of counterparties. In addition, TLG makes use of standard collateral instruments such as sureties, liens, guarantees, letters of comfort, withholdings and security deposits. Where necessary, valuation allowances are recognized in respect of receivables.

Professional credit checks are performed when screening counterparties, thus minimizing any potential for default risk. Counterparty creditworthiness is subject to continuous monitoring. If a counterparty’s creditworthiness deteriorates significantly, TLG undertakes efforts to reduce its existing exposure as quickly as possible. New exposures to such counterparties are no longer entered into.

TLG’s balances with banks are fully protected against the risk of a bank default through the deposit protection schemes in place for German banks. TLG regularly monitors the banks’ membership and amount subject to such deposit protection schemes.

The maximum possible default risk is equal to the carrying amount of financial assets, excluding the value of collateral received or other risk-mitigating arrangements. The Company does not enter into guarantees for subsidiaries or equity investments.

The following table presents the financial assets which were impaired as of December 31, 2016:

	Carrying amount before allowances	Allowances	Residual carrying amount
	(audited) (in € million)
Trade receivables	8.3	(2.3)	6.0
Other financial assets	5.7	(0.1)	5.7

Total	14.0	(2.4)	11.7

The following table presents the financial assets which were impaired as of December 31, 2015:

	Carrying amount before allowances	Allowances	Residual carrying amount
	(audited) (in € million)
Trade receivables	15.6	(3.7)	11.9
Other financial assets	3.5	(0.1)	3.4

Total	19.1	(3.7)	15.3

Collateral exists for the gross trade receivables (essentially rent deposits of €3.2 million as of December 31, 2016 and €3.0 million as of December 31, 2015), which can be used to offset outstanding receivables if the legal requirements are met.

The following table shows the development of allowances in the fiscal year ended December 31, 2016:

	As of January 1, 2016	Contribution	Utilization	Reversals	Other change	As of December 31, 2016
	(audited) (in € million)
Trade receivables	3.7	0.5	(1.3)	(0.5)	–	2.3
Other financial assets	0.1	0.0	(0.0)	(0.0)	–	0.1

Total	3.7	0.5	(1.3)	(0.5)	–	2.4

The following table shows the development of allowances in the fiscal year ended December 31, 2015:

	As of January 1, 2015	Contribution	Utilization	Reversals	Other change	As of December 31, 2015
	(audited) (in € million)
Trade receivables	5.7	0.7	(1.4)	(1.3)	(0.0)	3.7
Other financial assets	0.1	0.0	–	(0.0)	–	0.1

Total	5.7	0.7	(1.4)	(1.3)	(0.0)	3.7

The table below presents the age structure of the financial assets that were overdue but not individually impaired as of the dates presented:

				Not value adjusted
		Value adjusted		Neither impaired nor overdue as of the reporting date	Overdue but not impaired as of the reporting date
	Carrying amount	Gross amount	Value adjustment		<90 days	90-180 days	>180 days
	(audited) (in € million)
As of December 31, 2016
Trade Receivables	6.0	4.2	(2.3)	2.9	0.9	0.1	0.2
Other financial assets	5.7	5.7	(0.1)	0.0	0.0	0.0	0.0

Total	11.7	9.9	(2.4)	2.9	0.9	0.1	0.3

As of December 31, 2015
Trade Receivables	11.9	7.7	(3.7)	7.8	0.0	0.0	0.0
Other financial assets	3.4	0.1	(0.1)	3.4	0.0	0.0	0.0

Total	15.3	7.8	(3.7)	11.2	0.0	0.0	0.1

9.7.2	Liquidity Risk

Liquidity risk is the risk that a company will not be able to fulfill its payment obligations at the contractually stipulated time. TLG’s treasury department constantly monitors and plans TLG’s liquidity needs in order to ensure its liquidity. Sufficient funds are constantly kept at hand to ensure that TLG is able to satisfy its obligations over a certain period.

As of September 30, 2017, TLG had a short-term line of credit of €0.5 million which it may draw down as needed. The line of credit is unsecured.

The following table presents the contractually agreed (undiscounted) payments of interest and principal for TLG’s primary financial liabilities and financial instruments (derivatives) with a negative fair value as of December 31, 2016:

	Carrying amount	Maturities(1)
		< 1 year	1-5 years	> 5 years
	(audited) (in € million)
Types of liabilities
Liabilities due to financial institutions	1,040.4	81.1	579.4	467.4
Derivative financial instruments	20.4	6.7	16.2	(2.8)
Trade payables	21.2	21.2	–	–
Other liabilities	20.9	19.8	0.6	0.5

Total	1,102.9	128.8	596.2	465.1

(1)	Based on the contractually stipulated fixed-interest periods for the respective financial liabilities.

The table above includes all instruments held for which payments had already been contractually agreed as of December 31, 2016. Planning figures for future new liabilities are not included. Variable interest payments for derivative financial instruments are determined on the basis of the interest rates most recently set prior to the reporting date. Financial liabilities which may be called at any time are always reported under the earliest repayment date. As of December 31, 2016, around 99.81% of the financial liabilities had fixed interest rates or were covered by interest rate hedges (December 31, 2015: around 99.62%). The average effective interest rate was around 2.56% in the fiscal year ended December 31, 2016 (in the fiscal year ended December 31, 2015: around 2.91%).

Certain financing agreements stipulate financial covenants (essentially TLG’s equity ratio, loan-to-value ratio, interest coverage ratio and debt service coverage ratio, as determined in the respective agreements) which, if breached, may grant the bank an extraordinary termination right. TLG mitigates the risk of a breach of covenant through regular monitoring of the covenants and, where necessary, initiates measures aimed to ensure compliance with the covenants. Also, a breach of a covenant may be cured by making an unscheduled repayment. There were no breaches of covenants in the fiscal year ended December 31, 2016.

With respect to the 2017 Notes (see “14.5.2 2017 Notes”), the Company reviews the risk of a breach of the covenants under the 2017 Notes by regularly inspecting the covenants and, if necessary, taking steps to ensure adherence to such covenants.

9.7.3	Market Risk

Interest rate movements can lead to higher financing costs as a result of rising interest rates. TLG mitigates this interest rate risk by concluding interest rate hedges for loans with variable interest rates and by entering into agreements with fixed interest rates and multi-year terms. Interest rate derivatives are used to hedge against changes in interest rates, which include interest rate swaps and caps. The use of such interest rate derivatives is governed by a guideline. Under this guideline, financial instruments may be used strictly for hedging purposes and not for trading purposes. In general, there exists an economic hedge relationship for all loans with variable interest rates.

The table below presents the derivative financial instruments held by TLG as of December 31, 2016:

	Derivatives
	Fair Value	< 1 year
	(audited) (in € million)
Derivative financial instruments held for trading – assets	1.3	–
of which interest rate swaps	0.6	–
of which floors	0.8	–
Derivative financial instruments held for trading – liabilities	3.5	–
of which interest rate swaps	3.5	–
Derivative financial instruments in hedging relationship	17.9	–
of which floors	1.0	–
of which interest rate swaps with negative fair value	16.8	–

The table below presents the derivative financial instruments held by TLG as of December 31, 2015:

	Derivatives
	Fair Value	< 1 year
	(audited) (in € million)
Derivative financial instruments held for trading – liabilities	0.3	–
of which interest rate swaps	0.3	–
Derivative financial instruments in hedging relationship	15.7	–
of which interest rate swaps	15.7	–

To the extent the derivative financial instruments concluded qualify for hedge accounting, they are used as hedging instruments in accordance with IAS 39. The cash flows from underlying transactions secured in cash flow hedges will affect the Company’s consolidated statement of comprehensive income in the years from 2017 to 2026.

In the fiscal year ended December 31, 2016, ineffective portions of hedging instruments led to expenses of €0.4 million were reported in the Company’s consolidated statement of comprehensive income as part of hedge accounting.

The following table shows the amount recognized directly in other comprehensive income during the periods indicated. The respective amount corresponds to the effective portion of the fair value hedge:

	For the year ended December 31
	2015	2016
	(audited) (in € million)

Opening balance as of January 1,	(16.0)	(13.5)
Recognition in accumulated other comprehensive income in the reporting period	(1.7)	(7.4)
Reclassified to profit or loss	4.2	4.8

Closing balance as of December 31,	(13.5)	(16.0)

TLG is not exposed to exchange rate risks as its major transactions are denominated in euros.

9.7.4	Sensitivity Analysis

In accordance with IFRS 7, interest rate risks are presented using sensitivity analyses. These analyses calculate the impacts a change in market interest rates would have on interest income and expense, trading gains and losses and equity as of the respective reporting date.

The sensitivity analysis examines what effects a parallel shift in the yield curve by +/- 50 basis points (“BP”) as of December 31, 2016 and 2015 would have on TLG’s equity and consolidated statement of comprehensive income. If the yield curve were to decline by 50 BPs, the interest rate would fall to 0.0% at the lowest, provided that this has been contractually agreed. The cash-flow effects of a shift in the yield curve relate solely to interest income and expenses for the respective subsequent reporting period.

Based on the financial instruments held or issued by TLG as of December 31, 2016, a hypothetical change – quantified by way of sensitivity analysis – in the interest rates applicable to the relevant instruments would have had the following effects (before taxes) as of December 31, 2016:

	Effect on OCI		Effects on income
	+50 BP	-50 BP	+50 BP	-50 BP
	(audited) (in € million)
Derivative financial instruments
Financial liabilities	–	–	(2.8)	2.0
Interest rate derivatives	8.0	(21.3)	2.5	(2.0)
Floors	(0.9)	1.5	–	–

Based on the financial instruments held or issued by TLG as of December 31, 2015, a hypothetical change –quantified by way of sensitivity analysis – in the interest rates applicable to the relevant instruments would have had the following effects (before taxes) as of December 31, 2015:

	Effect on OCI		Effects on income
	+50 BP	-50 BP	+50 BP	-50 BP
	(audited) (in € million)

Derivative financial instruments
Financial liabilities	–	–	(1.8)	1.1
Interest rate derivatives	7.5	(7.7)	0.5	(0.5)

9.8	Significant Accounting Policies

The preparation of TLG’s consolidated financial statements in accordance with IFRS and the additional requirements of German commercial law pursuant to Section 315a para. 1 HGB requires management to make judgments, estimates and assumptions that affect the reported amounts of income, expenses, assets and liabilities, and the disclosure of contingent liabilities. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Significant accounting policies are those that require the most complex or subjective judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

9.8.1	Investment Property (IAS 40)

TLG identifies investment properties as those properties which are held with the objective of rental income and/or value increases and not for its own use or sale within the framework of the typical business activities.

TLG holds properties which are partially owner-occupied and partially occupied by third parties (i.e., rented). These mixed-use properties are entered separately in the consolidated statement of financial position as long as a legal means of dividing the property exists and neither the owner-occupied nor the rented portion is negligible.

A transfer of properties from the portfolio of investment properties occurs if a change in use occurs, as documented by the commencement of owner occupation or the commencement of development with the intention to sell.

Initially, the investment properties are recognized in the consolidated statement of financial position at acquisition costs or costs of production. Properties are subsequently measured at their fair value in accordance with the fair value model under IAS 40 in conjunction with IFRS 13. Pursuant to IFRS 13.9, the fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This means that the fair value generally implies the sale of an asset (the exit price). It corresponds to the (theoretical) price paid to the seller upon the (hypothetical) sale of a property on the measurement date, regardless of any company-specific intention or ability to sell the asset.

The measurement of the fair value is carried out in principle on the basis of the highest and best use of the property (“Concept of the highest and best use”; IFRS 13.27 et seq.). This implies the maximization of the use and value, respectively, of the property to the greatest extent technically possible, allowable by law and financially feasible.

All changes in the fair values of investment properties are recognized in profit or loss for the period.

The measurement of the fair value of the investment properties was carried out on the basis of property valuations performed by Savills at the end of 2017, the end of 2016/beginning of 2017, the end of 2015/beginning of 2016, and the end of 2014/beginning of 2015, as of September 30, 2017, as of December 31, 2016, December 31, 2015, and December 31, 2014, respectively.

Project developments are recorded under investment properties and measured at their fair values insofar as such value can be measured reliably. The fair value of properties can usually be determined when building permits have been obtained.

The market values of properties which are held long term to earn rental income or for capital appreciation were determined in accordance with international standards by using the DCF Method. Under this method, the market value of a property is determined based on discounted cash flows over a planning period of ten years (in accordance with general practice) plus discounted residual value of the property at the end of the planning period, which is determined on the basis of the sustainable net cash flows from property management.

Properties with negative net cash flows (e.g., continuously vacant properties) were valued using the liquidation value method (land value minus removal expenses and, possibly, plus remaining net income).

The valuation of undeveloped plots of land was carried out using the comparable value method with consideration for official land values of the local property value committees. Where necessary, the residual value method was also used to check the plausibility of land values.

Due to the limited availability of data and valuation parameters directly observable on the market, the complexity of property valuation as well as the degree of specificity of properties, the valuation at fair value of investment properties is allocated to Level 3 of the valuation hierarchy of IFRS 13.86 (valuation on the basis of significant unobservable input factors).

In particular, the following significant non-observable input factors were considered for the valuation:

•

Future rental income based on the individual location, type, size and quality of the properties, taking into account the terms of existing rental agreements, other contracts or external indicators such as rents customary for the market for comparable properties;

•	Estimations of vacancy rates based on current and expected future market conditions after the expiration of existing rental agreements;

•	Discount rates for the ten-year planning period, reflecting the current market assessment of the level of uncertainty of the amount and timing of future cash flows;

•	Capitalization rates based on the individual location, type, size and quality of a property, taking into account the market information available on the reporting date; and

•	Residual values, particularly those based on assumptions of future maintenance and reinvestment costs, vacancy rates and rents and growth rates customary for the market.

9.8.2	Derivative Financial Instruments (IAS 39)

TLG uses derivative financial instruments to cover interest rate risks from real estate financing. Derivative financial instruments are recognized at fair value. Changes in the fair values of the derivatives are recognized through net profit or loss, unless there is a hedging relationship in the meaning of IAS 39.

Derivatives recognized as hedging instruments cover future cash flows that are uncertain. TLG is exposed to a risk in connection with the amount of future cash flows, especially with regard to liabilities due to financial institutions with variable interest rates. Changes to the fair value are broken down into an effective and an ineffective part. Effectiveness is determined using the dollar offset method. The effective part is the part of the measurement gain or loss which represents an effective hedge against the cash flow risk in the consolidated statement of financial position.

The effective part is recognized directly to equity in other reserves (under other comprehensive income), after accounting for deferred taxes. The ineffective part of the measurement gains and losses is included in profit or loss and presented in the consolidated statement of comprehensive income as gain/loss from the remeasurement of derivative financial instruments.

The amounts recognized in equity are always reclassified to profit or loss when the underlying transaction starts affecting net profit or loss (recognized under gain/loss from the remeasurement of derivative financial instruments).

If the hedging relationship is terminated prematurely, the amounts recognized in equity are reclassified to profit or loss if results in connection with the existing underlying transaction start affecting net profit or loss. If the underlying transaction ceases to exist, the amounts that are still included in equity are immediately reclassified to profit or loss.

TLG only hedges against cash flows resulting from future interest payments.

At the beginning of the second quarter of the fiscal year ended December 31, 2017, TLG discontinued its hedge accounting for derivative financial instruments. Since then, all changes in market values are recognized in the Company’s consolidated statement of comprehensive income as gain/loss from the remeasurement of derivative financial instruments.

9.9	Additional Financial Information from the Unconsolidated Financial Statements Prepared in Accordance with HGB as of and for the Year Ended December 31, 2016

The Company’s unconsolidated financial statements as of and for the fiscal year ended December 31, 2016 have been prepared in accordance with HGB. According to these financial statements, equity decreased from €657.5 million as of December 31, 2015 to €638.9 million as of December 31, 2016. This decrease was primarily due to a reduction of the Company’s retained earnings. For further information on the Company’s unconsolidated financial statements as of and for the fiscal year ended December 31, 2016, see the unconsolidated financial statements, which are set forth on pages F-138 et seq. of this Prospectus.

10. PROFIT ESTIMATE

The following estimate of TLG’s FFO (formerly referred to as FFO after taxes) for the fiscal year ended December 31, 2017 is based on the changed calculation that TLG will employ going forward (see “9.2.2.2 Change of Calculation of FFO”). For a calculation of TLG’s FFO after taxes for the fiscal years ended December 31, 2014, 2015 and 2016, as well as the nine months ended September 30, 2016 and 2017, see “9.5.2 FFO After Taxes”.

10.1	Estimate of Funds from Operations (formerly referred to as Funds from Operations After Taxes) for the Fiscal Year Ended December 31, 2017 for TLG IMMOBILIEN AG

The estimate of funds from operations for the fiscal year ended December 31, 2017 of TLG IMMOBILIEN AG (the “Company” and, together with its consolidated subsidiaries at the respective time, “TLG”) described in this section applies to the Company’s funds from operations (“FFO”) (formerly referred to as funds from operations (FFO) after taxes) on a consolidated basis (the “FFO Estimate”). The FFO Estimate is not a statement of fact and should not be interpreted as such by potential investors. Therefore, potential investors should not place undue reliance on this FFO Estimate.

The unaudited condensed interim consolidated financial statements of the Company as of and for the nine months ended September 30, 2017 have been published by the Company on November 9, 2017. The Company has not yet prepared the consolidated financial statements as of and for the fiscal year ended December 31, 2017. The Company intends to publish its audited consolidated financial statements as of and for the fiscal year ended December 31, 2017 on March 23, 2018.

Given that the Company expects TLG’s income tax burden to decrease significantly going forward, the Company intends to simplify the calculation of FFO starting with the FFO (formerly referred to as FFO after taxes) reported for the fiscal year ended December 31, 2017. To this end, the Company will in the future no longer deduct the actual current income taxes incurred on FFO before taxes in the respective period when calculating FFO, but will instead deduct an amount reflecting an expected long-term tax rate of 2.5%. This tax rate was calculated based on historical data and the multi-year planning for an upcoming five-year period. In addition, the Company will adjust FFO before taxes for depreciation and amortization as well as earnings attributable to non-controlling interests (before taxes) in line with the calculation of FFO before taxes customary in the real estate industry. As a result, the FFO before taxes and FFO (formerly referred to as FFO after taxes) reported for the fiscal year ended December 31, 2017 will not be comparable with the FFO before taxes and FFO after taxes reported by the Company for the previous periods.

For the current FFO Estimate, the Company defines FFO (formerly referred to as FFO after taxes) as follows:

The net income/loss before income taxes (earnings before taxes (EBT)) adjusted for the result from the remeasurement of investment property, the result from the disposal of investment property, the result from the disposal of real estate inventory, depreciation and amortization, the gain/loss from the remeasurement of derivative financial instruments, earnings attributable to non-controlling interests (before taxes) and other effects (e.g., personnel restructuring expenses, transaction costs and costs of capital markets transactions, expenses for the refinancing/prepayment of loans and expenses for the settlement of interest rate hedge transactions) and applying an expected long-term tax rate of 2.5% based on historical data and the multi-year planning for an upcoming five-year period for purposes of calculating the income taxes related to the FFO.

For the previous periods and the forecast for the fiscal year ending December 31, 2017, the Company had defined FFO after taxes (now referred to as FFO) as follows:

The net income/loss adjusted for the result from the remeasurement of investment property, the result from the disposal of investment property, the result from the disposal of real estate inventory, the gain/loss from the remeasurement of derivative financial instruments and other effects (e.g., personnel restructuring expenses, transaction costs and costs of capital markets transactions, expenses for the refinancing/prepayment of loans and expenses for the settlement of interest rate hedge transactions), as well as deferred taxes and tax effects from the result from the disposal of investment property and real estate inventory and from other effects (e.g., expenses for the settlement of interest rate hedge transactions, expenses for the refinancing/prepayment of loans and costs of capital market transactions) as well as from aperiodic effects.

The FFO Estimate is based on assumptions made by the management of the Company about past events and actions. Even though the Company considers these assumptions to be reasonable at the time of the preparation of the FFO Estimate, the FFO Estimate naturally entails substantial uncertainties. Due to these uncertainties, it is possible that the actual FFO generated by TLG may differ materially from the FFO Estimate.

10.2	FFO Estimate for the Fiscal Year ended December 31, 2017 for the Company

Based on the new FFO definition and the financial information included in the unaudited condensed interim consolidated financial statements of the Company as of and for the nine months ended September 30, 2017, the data recorded in the accounting system of the Company and the current knowledge about the business developments of the fiscal year ended December 31, 2017 as well as the assumptions of the Company’s management with respect to past events and actions, the Company estimates that FFO (formerly referred to as FFO after taxes) amounted to approximately €102 million for the fiscal year ended December 31, 2017.

10.3	Explanatory Notes to the FFO Estimate

10.3.1	Basis of Presentation

The FFO Estimate for the fiscal year ended December 31, 2017 was prepared in accordance with the principles of the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer in Deutschland e.V. (“IDW”)) IDW Accounting Practice Statement: Preparation of Profit Forecasts and Estimates in Accordance With the Specific Requirements of the Regulation on Prospectuses and Profit Estimates on the basis of Preliminary Figures (IDW AcPS HFA 2.003) (IDW Rechnungslegungshinweis: Erstellung von Gewinnprognosen und -schätzungen nach den besonderen Anforderungen der Prospektverordnung sowie Gewinnschätzungen auf Basis vorläufiger Zahlen (IDW RH HFA 2.003)).

The FFO Estimate was prepared on the basis of the accounting principles of International Financial Reporting Standards, as adopted by the European Union (IFRS). The applied accounting and valuation methods are presented in the notes to the unaudited condensed interim consolidated financial statements of the Company as of and for the nine months ended September 30, 2017 in conjunction with the notes to the consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016, except for the expected long-term tax rate for purposes of calculating the income taxes related to the FFO.

On October 6, 2017, the Company acquired 85.89% of the shares in WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft (“WCM AG” and, together with its consolidated subsidiaries, “WCM”) in the context of the completion of the Company’s voluntary public takeover offer for all shares of WCM AG in the form of an exchange offer. Therefore, the FFO Estimate includes the income and expenses of WCM for the period from October 6, 2017 to December 31, 2017.

10.3.2	Other Effects and Income Taxes Related to the FFO

The FFO Estimate does not include any extraordinary items or results from non-recurring activities within the meaning of the IDW Accounting Practice Statement IDW AcPS HFA 2.003 (IDW RH HFA 2.003), which are reflected in other effects.

Adjustments for other effects in the FFO Estimate comprise personnel restructuring expenses in an amount of €0.2 million, transaction costs and costs of capital markets transactions in an amount of €7.9 million, expenses for the refinancing/prepayment of loans in an amount of €20.1 million, income from the liquidation of the subsidiary holding the Wirkbau property in an amount of €0.1 million and income from recharged operating costs for a prior period in an amount of €2.4 million.

For purposes of the FFO Estimate, the income taxes related to the FFO are calculated by applying an expected long-term tax rate of 2.5% based on historical data and the multi-year planning for an upcoming five-year period.

10.3.3	Other Explanatory Notes

The FFO Estimate was prepared on February 8, 2018. As the FFO Estimate is prepared on the basis of assumptions about past events and actions, it naturally entails substantial uncertainties. Due to these uncertainties, it is possible that the actual FFO of the Company for the fiscal year ended December 31, 2017 may differ materially from the FFO Estimate.

10.4	Auditor’s Report on the Estimate of Funds from Operations (formerly referred to as Funds from Operations After Taxes) (FFO Estimate) for the Fiscal Year Ended December 31, 2017 of TLG IMMOBILIEN AG

Auditor’s Report

To TLG IMMOBILIEN AG, Berlin

We have audited whether the estimate of the funds from operations (formerly referred to as funds from operations after taxes) on a consolidated basis (“FFO”) (formerly referred to as FFO after taxes) of TLG IMMOBILIEN AG, Berlin (the “Company”), for the period from January 1, 2017 to December 31, 2017, defined as net income/loss before income taxes (earnings before taxes (EBT)) adjusted for the result from the remeasurement of investment property, the result from the disposal of investment property, the result from the disposal of real estate inventory, depreciation and amortization, the gain/loss from the remeasurement of derivative financial instruments, depreciation and amortization, earnings attributable to non-controlling interests (before taxes) and other effects (e.g., personnel restructuring expenses, transaction costs and costs of capital markets transactions, expenses for the refinancing/prepayment of loans and expenses for the settlement of interest rate hedge transactions) and applying an expected long-term tax rate of 2.5% based on historical data and the multi-year planning for an upcoming five-year period for purposes of calculating the income taxes related to the FFO (the “FFO Estimate”), prepared by the Company has been properly compiled on the basis stated in the explanatory notes to the FFO Estimate and whether this basis is consistent with the accounting policies of the Company. The FFO Estimate comprises the estimated FFO (formerly referred to as FFO after taxes) of the Company for the period from January 1, 2017 to December 31, 2017, and explanatory notes to the FFO Estimate.

The preparation of the FFO Estimate, including the assumptions presented in the explanatory notes to the FFO Estimate, is the responsibility of the Company’s management.

Our responsibility is to express an opinion based on our audit on whether the FFO Estimate has been properly compiled on the basis stated in the explanatory notes to the FFO Estimate and whether this basis is consistent with the accounting policies of the Company. Our engagement does not include an audit of the assumptions identified by the Company underlying the FFO Estimate.

We conducted our audit in accordance with IDW Prüfungshinweis: Prüfung von Gewinnprognosen und schätzungen i.S.v. IDW RH 2.003 und Bestätigung zu Gewinnschätzungen auf Basis vorläufiger Zahlen (IDW PH 9.960.3) (IDW Auditing Practice Statement: The Audit of Profit Forecasts and Estimates in accordance with IDW AcPS HFA 2.003 and Confirmation regarding Profit Estimates on the basis of Preliminary Figures (IDW AuPS 9.960.3)) issued by the Institut der Wirtschaftsprüfer in Deutschland e.V. (Institute of Public Auditors in Germany) (IDW). Those standards require that we plan and perform the audit such that material errors in the compilation of the FFO Estimate on the basis stated in the explanatory notes to the FFO Estimate and in the compilation of this basis in accordance with the accounting policies of the Company are detected with reasonable assurance.

As the FFO Estimate is prepared on the basis of assumptions about past events and actions, it naturally entails substantial uncertainties. Because of these uncertainties, it is possible that the actual FFO of the Company for the period from January 1, 2017 to December 31, 2017 may differ materially from the FFO Estimate.

We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on the findings of our audit, the FFO Estimate has been properly compiled on the basis stated in the explanatory notes to the FFO Estimate. This basis is consistent with the accounting policies of the Company.

Berlin, February 8, 2017

Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

Kreninger Wirtschaftsprüferin (German Public Auditor)	Pilawa Wirtschaftsprüfer (German Public Auditor)

11.	PRO FORMA CONSOLIDATED FINANCIAL INFORMATION OF TLG IMMOBILIEN AG FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016 AND AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

11.1	Introduction

On May 10, 2017, TLG IMMOBILIEN AG, Berlin (the “Company” and, together with its consolidated subsidiaries, “TLG”), resolved and announced its intention to submit a voluntary public takeover offer for all bearer shares with no par-value (Stückaktien) of WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft, Frankfurt am Main (“WCM AG” and together with its consolidated subsidiaries, “WCM”) in the form of an exchange offer (the “Takeover Offer”). Also on May 10, 2017, the Company’s management board, with the approval of the Company’s supervisory board, resolved on a capital increase against contributions kind in form of the tendered shares of WCM AG in order to create the offer consideration for the Takeover Offer. The offer document for the Takeover Offer was published on June 27, 2017. In exchange for 23 new bearer shares with no-par value (Stückaktien) of WCM AG, the Company offered 4 new bearer shares with no-par value (Stückaktien) of the Company, each such share with a notional value of €1.00 in the Company’s share capital.

Upon expiry of the additional acceptance period for the Takeover Offer on September 26, 2017, the Takeover Offer had been accepted for a total of 117,505,327 bearer shares with no-par value (Stückaktien) of WCM AG, corresponding to 85.89% of WCM AG’s share capital and voting rights. With the registration of the implementation of the capital increase for the completion of the Takeover Offer in the commercial register of the local court (Amtsgericht) of Charlottenburg, the transfer of all 117,505,327 bearer shares with no-par value (Stückaktien) of WCM AG for which the Takeover Offer had been accepted to the Company and the issue of the new no-par value bearer shares of the Company to former shareholders of WCM AG, the Takeover Offer was completed on October 6, 2017.

Also on October 6, 2017, the Company, as the controlling company, and WCM AG, as the controlled company, entered into a domination agreement (the “Domination Agreement”). Upon entry into force of the Domination Agreement, the Company will be required to offer the minority shareholders of WCM AG to tender their shares in WCM AG in exchange for new shares of the Company pursuant to Section 305 of the German Stock Corporation Act (Aktiengesetz) (the “Settlement Offer”).

Due to the completion of the Takeover Offer and the acquisition of the shareholding in WCM AG, the Company has prepared the following pro forma consolidated financial information comprising pro forma consolidated statements of income for the periods from January 1, 2016 to December 31, 2016 and from January 1, 2017 to September 30, 2017 as well as a pro forma consolidated statement of financial position as of September 30, 2017, supplemented by pro forma notes (the “Pro Forma Consolidated Financial Information”).

The purpose of the Pro Forma Consolidated Financial Information is to present the material effects the completion of the Takeover Offer, the entry into force of the Domination Agreement and the completion of the Settlement Offer would have had on:

•

the consolidated statement of income based on the historical consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016 if TLG had already existed in the structure created through the completion of the Takeover Offer, the entry into force of the Domination Agreement and the completion of the Settlement Offer since January 1, 2016;

•

the consolidated statement of income based on the historical condensed interim consolidated financial statements of the Company as of and for the nine months ended September 30, 2017 if TLG had already existed in the structure created through the completion of the Takeover Offer, the entry into force of the Domination Agreement and the completion of the Settlement Offer since January 1, 2016; and

•

the consolidated statement of financial position as of September 30, 2017 of the condensed interim consolidated financial statements of the Company as of and for the nine months ended September 30, 2017 if TLG had existed in the structure created through the completion of the Takeover Offer, the entry into force of the Domination Agreement and the completion of the Settlement Offer on September 30, 2017.

The Pro Forma Consolidated Financial Information has been prepared for illustrative purposes only. Given its nature, the Pro Forma Consolidated Financial Information merely describes a hypothetical situation and is based on assumptions, and it therefore does not represent the actual net assets, financial position and results of operations of TLG. It is also not intended to forecast the net assets, financial position and results of operations of TLG on any future date. The Pro Forma Consolidated Financial Information is only meaningful in conjunction with the consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016 and the condensed interim consolidated financial statements of the Company as of and for the nine months ended September 30, 2017.

For arithmetical reasons, rounding differences with respect to the mathematically accurate results (monetary units, percentages etc.) may occur in the tables and notes in the Pro Forma Consolidated Financial Information.

11.1.1	Historical Financial Information

The Pro Forma Consolidated Financial Information was prepared on the basis of the following historical financial information:

•

The audited and published consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016 which were prepared in accordance with the International Financial Reporting Standards as adopted by the European Union (“IFRS”) and the additional requirements of German commercial law pursuant to Section 315a (1) of the German Commercial Code (Handelsgesetzbuch (“HGB”)).

•

The audited and published consolidated financial statements of WCM AG as of and for the fiscal year ended December 31, 2016 which were prepared in accordance with IFRS and the additional requirements of German commercial law pursuant to Section 315a (1) HGB.

•

The unaudited and published interim condensed consolidated financial statements of the Company as of and for the nine months ended September 30, 2017 which were prepared in accordance with IFRS on interim financial reporting (IAS 34).

•

The unaudited and published interim consolidated statement of financial position as of September 30, 2017 and the unaudited and published interim consolidated statement of comprehensive income of WCM AG for the nine months ended September 30, 2017, which were prepared in accordance with the applicable recognition, measurement and consolidation principles of IFRS on interim financial reporting (IAS 34) and are contained in the published quarterly statement of WCM AG as of and for the nine months ended September 30, 2017.

The underlying historical financial information of the Pro Forma Consolidated Financial Information was prepared in accordance with IFRS. With regard to the accounting policies applied consistently to the underlying historical financial information of the Pro Forma Consolidated Financial Information, reference is made to the consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2016 as well as the condensed interim consolidated financial statements of the Company as of and for the nine months ended September 30, 2017.

11.1.2	Adjustment of the Historical Statements of Income of WCM AG to the Methods of Presentation, Recognition and Measurement of the Company

In order to adjust the historical financial information of WCM in the underlying financial information of the Pro Forma Consolidated Financial Information based on the methods of presentation, recognition and measurement of the Company, the following adjustments were made to the consolidated statements of income of WCM AG for the periods from January 1, 2016 to December 31, 2016 and from January 1, 2017 to September 30, 2017 on the basis of the consolidated statement of comprehensive income of WCM AG for the fiscal year ended December 31, 2016 and the interim consolidated statement of comprehensive income of WCM AG for the nine months ended September 30, 2017:

11.1.2.1	Adjustment of Methods of Presentation

•

Allocation of “Expenses from operating costs” in the consolidated statements of comprehensive income of WCM AG in an amount of €2,817 thousand for the period from January 1, 2016 to December 31, 2016 and of €2,896 thousand for the period from January 1, 2017 to September 30, 2017 due to the deviating presentation structure of the Company. For the period from January 1, 2016 to December 31, 2016, €441 thousand was allocated to the line item “Maintenance expenses” and €1,446 thousand to the line item “Other services”. For the period from January 1, 2017 to September 30, 2017, €230 thousand was allocated to the line item “Maintenance expenses” and €1,703 thousand to the line item “Other services”.

•

Reclassification of sales costs of €835 thousand for the period from January 1, 2016 to December 31, 2016 and of €123 thousand for the period from January 1, 2017 to September 30, 2017 from “Carrying amount of real estate inventory disposed” in the consolidated statement of income of WCM AG to “Proceeds from the disposal of real estate inventory” in line with the methods of presentation of the Company.

•

Reclassification of income from reversal of provisions of €127 thousand for the period from January 1, 2016 to December 31, 2016 and of €411 thousand for the period from January 1, 2017 to September 30, 2017 from “Other operating income” in the consolidated statement of income of WCM AG to “Other operating expenses” in line with the methods of presentation of the Company.

11.1.2.2	Adjustment of Methods of Recognition and Measurement

•

Due to the recognition and measurement methods of the Company, there have been changes in the composition of non-controlling interests and consequently also in the related share of profits. The differences amounting to €721 thousand for the period from January 1, 2016 to December 31, 2016 and €202 thousand for the period from January 1, 2017 to September 30, 2017 are recognized under financial expenses.

•

Adjustment of the net presentation of “Expenses from operating costs” in the consolidated statement of income of WCM AG by €6,753 thousand for the period from January 1, 2016 to December 31, 2016 and by €9,204 thousand for the period from January 1, 2017 to September 30, 2017 to a gross presentation within “Income from recharged operating costs” and “Expenses from operating costs” due to the differing discretionary judgement of the Company with regard to the separation of principal and agent when recharging operating costs.

•

Remeasurement of investment property related to severance payment for a terminated rental contract in the period from January 1, 2017 to September 30, 2017 reducing the “Result from the remeasurement of investment property” by €1,454 thousand and the “Income taxes” by lower net tax expenses of €186 thousand.

•

Remeasurement of investment property due to a rent incentive presented in the consolidated statement of financial position under “Other receivables and assets” and “Other assets” in the period from January 1, 2017 to September 30, 2017 in an aggregate amount of €1,535 thousand, reducing the “Result from the remeasurement of investment property” by a corresponding amount and the “Income taxes” by lower net tax expenses of €196 thousand.

•

Remeasurement of deferred tax liabilities in an amount of €2,229 thousand due to an adjustment of the temporary differences for investment property under IAS 40 as of September 30, 2017 resulting in higher income tax expenses in a corresponding amount in the period from January 1, 2017 to September 30, 2017.

•

Remeasurement of deferred tax assets in an amount €2,300 thousand due to certain restructuring measures as of September 30, 2017 resulting in higher income tax expenses in a corresponding amount in the period from January 1, 2017 to September 30, 2017.

•

Remeasurement of non-controlling interests due to a differing discretionary judgement of the Company with regard to contractual agreements with non-controlling interests and reclassification from “Consolidated net income for the period attributable to the shareholders of the company” to “Consolidated net income for the period attributable to non-controlling interests” in an amount of €1,000 thousand for the period from January 1, 2016 to December 31, 2016 and €2,200 thousand for the period from January 1, 2017 to September 30, 2017.

11.1.2.3	Reconciliation of the Historical Financial Information of the Consolidated Statement of Income of WCM AG for the Fiscal Year ended December 31, 2016

The adjustments made for the fiscal year ended December 31, 2016 can be summarized as follows:

	From January 1, 2016 to December 31, 2016
	WCM AG before adjustment	Adjustment of presentation	Adjustment of recognition and measurement methods	WCM AG after adjustment
	(in € thousand, unless otherwise specified)
Net operating income from letting activities	29,796	–	–	29,796
Income from letting activities	32,613		6,753	39,366
a) Rental income	32,613	–	–	32,613
b) Income from recharged operating costs	–	–	6,753	6,753
c) Income from other goods and services	–	–	–	–
Expenses relating to letting activities	(2,817)		(6,753)	(9,570)
d) Expenses from operating costs(1)	(2,817)	1,887	(6,753)	(7,683)
e) Maintenance expenses	–	(441)	–	(441)
f) Other services	–	(1,446)	–	(1,446)
Result from the remeasurement of investment property(2)	29,213	–	–	29,213
Result from the disposal of investment property	–	–	–	–
Result from the disposal of real estate inventory(3)	799	–	–	799
a) Proceeds from the disposal of real estate inventory(4)	7,875	(835)	–	7,040
b) Carrying amount of real estate inventory disposed(5)	(7,076)	835	–	(6,241)
Other operating income	1,454	(127)	–	1,327
Personnel expenses(6)	(4,575)	–	–	(4,575)
Depreciation and amortization(7)	(1,086)	–	–	(1,086)
Other operating expenses	(12,852)	127	–	(12,725)

Earnings before interest and taxes (EBIT)(8)	42,747	–	–	42,747
Financial income	361	–	–	361
Financial expenses	(7,499)	–	(721)	(8,220)
Gain/loss from the remeasurement of derivative financial instruments	–	–	–	–

Earnings before taxes (EBT)(9)	35,609	–	(721)	34,888
Income taxes	(17,048)	–	–	(17,048)

Net income(10)	18,561	–	(721)	17,841
Of the consolidated net income for the period, the following is attributable to				–
Non-controlling interests	2,763	–	(1,721)	1,042
The shareholders of the parent company(11)	15,798	–	1,000	16,798
Earnings per share (undiluted) (in €)	0.12	–	–	0.13
Earnings per share (diluted) (in €)	0.12	–	–	0.13

(1)	Corresponds to “Operating and ancillary costs” in the consolidated statement of comprehensive income of WCM AG for the period from January 1, 2016 to December 31, 2016.

(2)

Corresponds to “Net gain/loss from fair value adjustments” and “Unrealized net gain/loss from fair value measurement of investment property” in the consolidated statement of comprehensive income of WCM AG for the period from January 1, 2016 to December 31, 2016.

(3)	Corresponds to “Net gain/loss from sale of property held for sale” in the consolidated statement of comprehensive income of WCM AG for the period from January 1, 2016 to December 31, 2016.

(4)	Corresponds to “Proceeds from disposal of properties held for sale” in the consolidated statement of comprehensive income of WCM AG for the period from January 1, 2016 to December 31, 2016.

(5)	Corresponds to “Expenses of the sale from property held for sale” in the consolidated statement of comprehensive income of WCM AG for the period from January 1, 2016 to December 31, 2016.

(6)	Corresponds to “Staff costs” in the consolidated statement of comprehensive income of WCM AG for the period from January 1, 2016 to December 31, 2016.

(7)	Corresponds to “Depreciation” in the consolidated statement of comprehensive income of WCM AG for the period from January 1, 2016 to December 31, 2016.

(8)	Corresponds to “Operating profit/loss” in the consolidated statement of comprehensive income of WCM AG for the period from January 1, 2016 to December 31, 2016.

(9)	Corresponds to “Total comprehensive income or loss before taxes” in the consolidated statement of comprehensive income of WCM AG for the period from January 1, 2016 to December 31, 2016.

(10)

Corresponds to “Consolidated net profit for the period/total comprehensive income” in the consolidated statement of comprehensive income of WCM AG for the period from January 1, 2016 to December 31, 2016.

(11)	Corresponds to “Owners of the parent” in the consolidated statement of comprehensive income of WCM AG for the period from January 1, 2016 to December 31, 2016.

11.1.2.4	Reconciliation of the Historical Financial Information of the Consolidated Statement of Income of WCM AG for the Nine Months ended September 30, 2017.

The adjustments made for the nine months ended September 30, 2017 can be summarized as follows:

	January 1, 2017 to September 30, 2017
	WCM AG before adjustment	Adjustment of presentation	Adjustment of recognition and measurement methods	WCM AG after adjustment
	(in € thousand, unless otherwise specified)
Net operating income from letting activities	31,751	–	–	31,751
Income from letting activities	34,647		9,204	43,851
a) Rental income	34,647	–	–	34,647
b) Income from recharged operating costs	–	–	9,204	9,204
c) Income from other goods and services	–	–	–	–
Expenses relating to letting activities	(2,896)		(9,204)	(12,100)
d) Expenses from operating costs(1)	(2,896)	1,934	(9,204)	(10,166)
e) Maintenance expenses	–	(230)	–	(230)
f) Other services	–	(1,703)	–	(1,703)
Result from the remeasurement of investment property(2)	21,471	–	(2,989)	18,482
Result from the disposal of investment property	–	–	–	–
Result from the disposal of real estate inventory(3)	99	–	–	99
a) Proceeds from the disposal of real estate inventory(4)	2,300	(123)	–	2,177
b) Carrying amount of real estate inventory disposed(5)	(2,201)	123	–	(2,078)
Other operating income	1,154	(411)	–	743
Personnel expenses(6)	(5,510)	–	–	(5,510)
Depreciation and amortization	(354)	–	–	(354)
Other operating expenses	(14,807)	411	–	(14,396)

Earnings before interest and taxes (EBIT)(7)	33,804	–	(2,989)	30,816
Financial income	349	–	–	349
Financial expenses(8)	(7,982)	–	(202)	(8,185)
Gain/loss from the remeasurement of derivative financial instruments	–	–	–	–
Earnings before taxes (EBT)(9)	26,171	–	(3,191)	22,980

Income taxes	(9,181)	–	(4,147)	(13,328)

Net income(10)	16,990	–	(7,339)	9,652
Of the consolidated net income for the period, the following is attributable to				–
Non-controlling interests	3,972	–	(2,402)	1,570
The shareholders of the parent company(11)	13,018	–	(4,936)	8,082
Earnings per share (undiluted) in €	0.10	–	–	0.06
Earnings per share (diluted) in €	0.09	–	–	0.06

(1)	Corresponds to “Operating and ancillary costs” in the consolidated statement of comprehensive income of WCM AG for the period from January 1, 2017 to September 30, 2017.

(2)

Corresponds to “Net gain/loss from fair value adjustments” and “Unrealized net gain/loss from fair value measurement of investment property” in the consolidated statement of comprehensive income of WCM AG for the period from January 1, 2017 to September 30, 2017.

(3)	Corresponds to “Net gain/loss from sale of property held for sale” in the consolidated statement of comprehensive income of WCM AG for the period from January 1, 2017 to September 30, 2017.

(4)	Corresponds to “Proceeds from disposal of properties held for sale” in the consolidated statement of comprehensive income of WCM AG for the period from January 1, 2017 to September 30, 2017.

(5)	Corresponds to “Expenses of the sale from property held for sale” in the consolidated statement of comprehensive income of WCM AG for the period from January 1, 2017 to September 30, 2017.

(6)	Corresponds to “Staff costs” in the consolidated statement of comprehensive income of WCM AG for the period from January 1, 2017 to September 30, 2017.

(7)	Corresponds to “Operating profit/loss” in the consolidated statement of comprehensive income of WCM AG for the period from January 1, 2017 to September 30, 2017.

(8)

Corresponds to the total of the line items “Finance expenses” and “Share of profit/loss attributable to limited partners” in the consolidated statement of comprehensive income of WCM AG for the period from January 1, 2017 to September 30, 2017.

(9)	Corresponds to “Earnings before taxes” in the consolidated statement of comprehensive income of WCM AG for the period from January 1, 2017 to September 30, 2017.

(10)	Corresponds to “Comprehensive income for the period” in the consolidated statement of comprehensive income of WCM AG for the period from January 1, 2016 to September 30, 2017.

(11)	Corresponds to “Owners of the parent” in the consolidated statement of comprehensive income of WCM AG for the period from January 1, 2017 to September 30, 2017.

11.1.3	Adjustment of the Historical Statement of Financial Position of WCM AG based on the Methods of Presentation, Recognition and Measurement of the Company

The following adjustments were made to the consolidated statement of financial position of WCM AG as of September 30, 2017 in order to adjust the historical financial information of WCM in the underlying financial information of the Pro Forma Consolidated Financial Information to the methods of presentation, recognition and measurement of the Company:

11.1.3.1	Adjustment of Methods of Presentation

•

Reclassification of the notarial trust accounts of €53 thousand from “Other receivables and assets” in the consolidated statement of financial position of WCM AG to “Advance payments on investment property” in line with the methods of presentation of the Company.

•

Reclassification of the deferred item for rent-free periods of €388 thousand from “Other non-current financial assets” in the consolidated statement of financial position of WCM AG to “Other assets” due to the deviating presentation structure of the Company.

•

Reclassification of income taxes of €397 thousand from “Other receivables and assets” in the consolidated statement of financial position of WCM AG to “Receivables from income taxes” due to the deviating presentation structure of the Company.

•

Netting of the operating and ancillary costs presented gross in the line items “Other receivables and assets” and “Other current liabilities” in the consolidated statement of financial position of WCM AG by €14,319 thousand and reclassification into operating costs presented net in line with the methods of presentation of the Company.

•

Reclassification of tax liabilities of €643 thousand from “Other current provisions” in the consolidated statement of financial position of WCM AG to “Tax liabilities” in line with the methods of presentation of the Company.

•

Reclassification of the provisions for personnel costs, financial statement costs and audit fees, supervisory board remuneration and the annual general meeting of €2,853 thousand from “Other current provisions” in the consolidated statement of financial position of WCM AG to “Other current liabilities” in line with the methods of presentation of the Company.

11.1.3.2	Adjustment of methods of recognition and measurement

•

Elimination of the reimbursement claim for the conditional real estate transfer tax payment of €5,306 thousand recognized under “Other receivables and assets” due to a legal dispute with the financial authorities regarding the basis of calculation of real estate transfer tax resulting from internal restructuring measures in line with the recognition and measurement methods of the Company.

•

Recognition of a provision of €2,313 thousand in the line item “Other current provisions” in connection with a legal dispute with the fiscal authorities that has been ongoing since the fiscal year ended December 31, 2015 concerning real estate transfer tax from internal restructuring measures, and in line with the recognition and measurement methods of the Company.

•

Reclassification of the non-controlling interests in partnerships of €1,078 thousand from “Non-controlling interests” in the consolidated statement of financial position of WCM AG to “Other non-current liabilities” in line with the recognition methods of the Company concerning the composition of non-controlling interests

•

Remeasurement and reduction of investment property related to severance payment for a terminated rental contract in an amount of €1,454 thousand in “Investment property” resulting in a decrease of “Deferred tax liabilities” by €186 thousand.

•

Remeasurement of investment property due to a rent incentive in a total amount of €1,535 thousand, thereof €251 thousand reducing “Other receivables and assets” and €1,284 thousand reducing “Other assets”, resulting in a decrease of “Deferred tax liabilities” by €196 thousand.

•	Remeasurement and increase of “Deferred tax liabilities” by €2,229 thousand due to an adjustment of the temporary differences for investment property under IAS 40.

•	Remeasurement and reduction of “Deferred tax assets” by €2,300 thousand due to certain restructuring measures.

•	“Other non-current liabilities” regarding minority shareholders decreasing by €4,500 thousand, in accordance with the measurement methods of the Company.

11.1.3.3	Reconciliation of the Historical Financial Information of the Consolidated Statement of Financial Position of WCM AG as of September 30, 2017

The adjustments made as of September 30, 2017 can be summarized as follows:

	As of September 30, 2017
	WCM AG before adjustment	Adjustment of presentation	Adjustment of recognition and measurement methods	WCM AG after adjustment
	(in € thousand)
Non-current assets	820,783	53	(5,038)	815,799
Investment property	805,448	–	(1,454)	803,994
Advance payments on investment property	–	53	–	53
Property, plant and equipment(1)	942	–	–	942
Intangible assets	179	–	–	179
Other non-current financial assets(2)	9,763	(388)	–	9,375
Other assets(3)	1,305	388	(1,284)	410
Deferred tax assets	3,146	–	(2,300)	846
Current assets	53,729	(14,372)	(5,557)	33,799
Inventories	–	–	–	–
Trade receivables	1,150	–	–	1,150
Receivables from income taxes	–	397	–	397
Other current financial assets(4)	1,356	–	–	1,356
Other receivables and assets(5)	23,433	(14,769)	(5,557)	3,107
Cash and cash equivalents	27,789	–	–	27,789
Non-current assets classified as held for sale	–	–	–	–

Total assets	874,512	(14,319)	(10,595)	849,598

Equity	315,133	–	(11,333)	303,799
Subscribed capital(6)	136,803	–	–	136,803
Capital reserves(7)	99,847	–	–	99,847
Retained earnings	77,404	–	(10,255)	67,149
Other reserves	–	–	–	–
Equity attributable to the shareholders of the parent company(8)	314,054	–	(10,255)	303,799
Non-controlling interests	1,078	–	(1,078)	–

	As of September 30, 2017
	WCM AG before adjustment	Adjustment of presentation	Adjustment of recognition and measurement methods	WCM AG after adjustment
	(in € thousand)
Liabilities	559,379	(14,319)	738	545,798
Non-current liabilities	460,310	–	(1,575)	458,735
Non-current liabilities due to financial institutions(9)	414,971	–	–	414,971
Pension provisions	–	–	–	–
Non-current derivative financial instruments	–	–	–	–
Other non-current liabilities(10)	23,739	–	(3,422)	20,317
Deferred tax liabilities	21,600	–	1,847	23,446
Current liabilities	99,069	(14,319)	2,313	87,063
Current liabilities due to financial institutions(11)	61,373	–	–	61,373
Trade payables	8,610	–	–	8,610
Other current provisions	3,529	(3,496)	2,313	2,346
Tax liabilities	–	643	–	643
Other current liabilities(12)	25,557	(11,466)	–	14,090

Total equity and liabilities	874,512	(14,319)	(10,595)	849,598

(1)

Corresponds to the sum of the line items “Technical equipment and machinery”, “Other equipment, operating and office equipment” and “Advance payments for property, plant and equipment” in the consolidated statement of financial position of WCM AG as of September 30, 2017.

(2)	Corresponds to non-current “Other financial assets” in the consolidated statement of financial position of WCM AG as of September 30, 2017.

(3)	Corresponds to “Other non-current assets” in the consolidated statement of financial position of WCM AG as of September 30, 2017.

(4)	Corresponds to current “Other financial assets” in the consolidated statement of financial position of WCM AG as of September 30, 2017.

(5)	Corresponds to “Other current assets” in the consolidated statement of financial position of WCM AG as of September 30, 2017.

(6)	Corresponds to “Share capital” in the consolidated statement of financial position of WCM AG as of September 30, 2017.

(7)	Corresponds to the sum of the line items “Capital reserves” and “Convertible bond” in the consolidated statement of financial position of WCM AG as of September 30, 2017.

(8)	Corresponds to “Equity attributable to owners of the parent” in the consolidated statement of financial position of WCM AG as of September 30, 2017.

(9)	Corresponds to non-current “Liabilities to credit institutions” in the consolidated statement of financial position of WCM AG as of September 30, 2017.

(10)	Corresponds to non-current “Other financial liabilities” in the consolidated statement of financial position of WCM AG as of September 30, 2017.

(11)	Corresponds to current “Liabilities to credit institutions” in the consolidated statement of financial position of WCM AG as of September 30, 2017.

(12)

Corresponds to the sum of the line items current “Other liabilities” and current “Other financial liabilities” in the consolidated interim statement of financial position of WCM AG as of September 30, 2017.

11.2	Underlying Principles of Preparation

The Pro Forma Consolidated Financial information has been prepared in accordance with the IDW Accounting Practice Statement: Preparation of Pro Forma Financial Information (IDW AcPS AAB 1.004) (IDW Rechnungslegungshinweis: Erstellung von Pro-Forma-Finanzinformationen (IDW RH HFA 1.004)) as promulgated by the Institute of Public Auditors in Germany (IDW, Institut der Wirtschaftsprüfer in Deutschland e.V.).

The necessary pro forma adjustments are based on available information, estimates and certain assumptions as described in the pro forma notes to the Pro Forma Consolidated Financial Information.

11.3	Basis of Preparation

11.3.1	Voluntary Public Takeover Offer (Exchange Offer) to All Shareholders of WCM AG

On May 10, 2017 the Company resolved and announced its intention to submit the Takeover Offer. Also on May 10, 2017, the Company’s management board, with the approval of the Company’s supervisory board, resolved to increase the Company’s share capital from €74,176 thousand by up to €24,521 thousand to up to €98,697 thousand by issuing up to 24,521,163 bearer shares with no par-value (Stückaktien) of the Company (the “Offer Capital Increase”), thereby utilizing part of the authorized capital 2014/II, in order to create the offer consideration for the Takeover Offer.

The offer document for the Takeover Offer was published on June 27, 2017. In exchange for 23 bearer shares with no-par value (Stückaktien) of WCM AG, the Company offered 4 new bearer shares with no par-value (Stückaktien) of the Company, each such share with a notional value of €1.00 in the Company’s share capital and carrying dividend rights for the fiscal year ended December 31, 2017.

In connection with the Takeover Offer, the Company and WCM AG entered into a business combination agreement on May 10, 2017 (the “Business Combination Agreement”). Under this Business Combination Agreement, the management board of WCM AG undertook to support the Takeover Offer and, after examining the offer document, to recommend that shareholders of WCM AG accept the Takeover Offer.

In addition, in connection with the Takeover Offer, on May 10, 2017 the Company entered into agreements providing for irrevocable undertakings to accept the Takeover Offer with certain major shareholders of WCM AG relating to 49.64% of the shares and voting rights in WCM AG on a fully diluted basis, including share options. In these irrevocable undertakings, the relevant shareholders of WCM AG undertook to tender their shares in WCM AG in the course of the Takeover Offer.

Upon expiry of the additional acceptance period pursuant to Section 16 para. 2 sentence 1 of the German Securities and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) on September 26, 2017, the Takeover Offer had been accepted for a total of 117,505,327 bearer shares with no-par value (Stückaktien) of WCM AG, corresponding to 85.89% of WCM AG’s share capital and voting rights.

On October 6, 2017, the implementation of the Offer Capital Increase of €20,436 thousand against contribution in kind of all tendered bearer shares with no-par value (Stückaktien) of WCM AG was registered in the commercial register of the local court (Amtsgericht) of Charlottenburg and the Takeover Offer was completed. In the course of the completion of the Takeover Offer, all 117,505,327 bearer shares with no-par value (Stückaktien) of WCM AG for which the Takeover Offer had been accepted were transferred to the Company and 20,435,708 new bearer shares with no-par value (Stückaktien) of the Company were issued to former shareholders of WCM AG.

11.3.2	Domination Agreement between the Company and WCM AG

On October 6, 2017, the Company, as the controlling company, and WCM AG, as the controlled company, entered into the Domination Agreement. The Domination Agreement was approved by the shareholders‘ meetings of WCM AG and the Company on November 17, 2017 and November 22, 2017, respectively. The Domination Agreement will enter into force following its registration in the commercial register of the local court (Amtsgericht) of Frankfurt am Main, Germany, which is expected to occur on February 9, 2018. Under the Domination Agreement, the Company has undertaken to assume any losses (Verlustübernahme) incurred by WCM AG pursuant to Section 302 of the German Stock Corporation Act (Aktiengesetz), beginning with the fiscal year ending December 31, 2018.

Pursuant to Section 4 of the Domination Agreement, the Company will grant minority shareholders of WCM AG an annual guaranteed dividend in a gross amount of €0.13 per share of WCM AG as compensation payment within the meaning of Section 304 para. 1 sentence 2 of the German Stock Corporation Act (Aktiengesetz), payable for the first time with respect to the fiscal year ending December 31, 2018. Pursuant to Section 5 of the Domination Agreement, the Company will offer minority shareholders of WCM AG to tender their shares for new shares of the Company at an exchange ratio of 4 new shares of the Company for every 23 shares in WCM AG as exit compensation within the meaning of Section 305 para. 1 of the German Stock Corporation Act (Aktiengesetz).

For purposes of creating the consideration for the Settlement Offer, the Company’s share capital was conditionally increased by up to €5,000 thousand through the issuance of up to 5,000,000 new bearer shares with no par-value (Stückaktien) of the Company, each with a notional value of €1.00, from the Company’s contingent capital 2017/III against contribution of 23 shares of WCM AG in exchange for 4 shares of the Company by resolution of the Company’s extraordinary shareholders’ meeting on November 22, 2017. The resolution relating to the contingent capital increase was registered in the commercial register of the local court (Amtsgericht) of Charlottenburg, Germany, on January 18, 2018.

11.3.3	Transaction Costs

The Company expects to incur total transaction costs in connection with the completion of the Takeover Offer, the signing and entry into force of the Domination Agreement as well as the assumed completion of the Settlement Offer in an amount of €9,521 thousand, of which an amount of €8,459 thousand is attributable to the business combination, while an amount of €1,062 thousand is directly attributable to the Offer Capital Increase and the capital increase for the completion of the Settlement Offer.

In addition, WCM AG incurred transaction costs in connection with the Takeover Offer and the acquisition by the Company in an amount of €7,372 thousand in the period from January 1, 2017 to September 30, 2017.

11.3.4	Proceedings and Assumptions used for Preparation

The Pro Forma Consolidated Financial Information has been prepared based on the assumptions that the completion of the Takeover Offer, including the implementation of the Offer Capital Increase by the Company and the entry into force of the Domination Agreement, as well as the completion and acceptance of the Settlement Offer for 100% of the shares held by minority shareholders of WCM AG, including the implementation of the necessary capital increase by the Company through contribution in kind of the shares in WCM AG tendered by minority shareholders of WCM AG, took place on January 1, 2016 (for the pro forma consolidated statements of income) and on September 30, 2017 (for the pro forma consolidated statement of financial position), respectively.

11.3.4.1	Acceptance of the Takeover Offer by the Shareholders of WCM AG

The acquisition of the shares in WCM AG constitutes a business combination according to IFRS 3. In accordance with IFRS 3.10, the Company’s acquisition costs for WCM AG as of the date of the acquisition must be netted against the net assets of WCM determined as part of the purchase price allocation (based on the fair value of the identifiable assets acquired and liabilities assumed). Any positive difference created by offsetting will be recognized as goodwill.

The acquisition costs of the Company result from the transferred consideration. Such consideration corresponds to the equity interests issued by the Company for the acquisition of the shares in WCM AG, measured at fair value as of the acquisition date. The acquisition costs of the Company for 85.89% of the shares in WCM AG amounted to €397,066 thousand, based on the issuance of 20,435,708 new shares in the Company as consideration for the acquisition of 117,505,327 shares in WCM AG at an exchange rate of 23 shares in WCM AG for 4 shares in the Company and at a price of €19.43 per share in the Company, which corresponds to the XETRA closing price as of October 6, 2017, which is the acquisition date.

Upon completion of the Takeover Offer, a total of 136,802,552 shares in WCM AG were outstanding.

In the Business Combination Agreement, WCM AG undertook to implement certain restructuring measures prior to the completion of the Takeover Offer. In particular, these measures served to fulfil obligations towards the financing banks of WCM and to preserve, insofar as possible, corporation tax related loss carryforwards of WCM following the completion of the Takeover Offer. In addition, certain restructuring measures were aimed at ensuring that the completion of the Takeover Offer would trigger a low amount of real estate transfer tax at most. In particular, the relevant restructuring measures included changes of the legal form with regard to certain entities of WCM as well as the relocation of four Dutch entities of WCM to Germany. In this context, 22 limited liability companies of WCM were transformed into partnerships and four partnerships of WCM were transformed into limited liability companies until September 30, 2017. For purposes of the pro forma consolidated statements of income, the Pro Forma Consolidated Financial Information has been prepared on the assumption that these corporate restructuring measures have already been implemented as of January 1, 2016.

Under their service agreements, each member of the management board of WCM AG was entitled to terminate their service relationship with immediate effect upon a change of control in WCM AG. In this case, they were entitled to a settlement equal to three times their annual consideration (fixed salary and bonus). Upon completion of the Takeover Offer, the members of the management board of WCM AG exercised their termination rights.

11.3.4.2	Acceptance of the Settlement Offer by Minority Shareholders of WCM AG

Upon entry into force of the Domination Agreement, the Company will submit the Settlement Offer to minority shareholders of WCM AG pursuant to Section 5 of the Domination Agreement. The actual acquisition costs of the Company for the shares of WCM AG tendered by minority shareholders can only be determined at the respective actual acquisition dates of the Settlement Offer. The acquisition costs of the Company for the outstanding 14.11% of the shares in WCM AG are assumed to amount to €65,208 thousand based on an acceptance rate of 100% for the Settlement Offer and the issuance of 3,356,040 new shares in the Company as consideration for the acquisition of the outstanding 19,297,225 shares in WCM AG at an exchange rate of 23 shares in WCM AG for 4 shares in the Company and at a price of €19.43 per share in the Company, which corresponds to the XETRA closing price as of October 6, 2017, the completion date of the Takeover Offer. For purposes of the Pro Forma Consolidated Financial Information it is assumed that this share price as of the completion date of the Takeover Offer corresponds to the share prices at the respective actual acquisition dates of the Settlement Offer with respect to the outstanding shares in WCM AG held by minority shareholders. Furthermore, for the sake of simplification, it is assumed that the fair value of the net assets of WCM will remain unchanged in the period between October 6, 2017 and the respective actual acquisition date of Settlement Offer.

11.3.4.3	Transaction Costs

The transaction costs in connection with the completion of the Takeover Offer, the signing and entry into force of the Domination Agreement and the assumed completion of the Settlement Offer attributable to the business combination in an amount of €8,459 thousand have been recognized through profit or loss. The transaction costs directly attributable to the Offer Capital Increase in connection with the Takeover Offer and the capital increase in connection with the Settlement Offer amounting to €736 thousand, net of a tax benefit of €326 thousand, are recognized directly in equity, taking into account an income tax rate of 30.7%. Furthermore, on the basis of an income tax analysis by the Company, the transaction costs recognized through profit or loss are not tax deductible.

11.4

Pro Forma Consolidated Statements of Income for the Periods from January 1, 2016 to December 31, 2016 and from January 1, 2017 to September 30, 2017, as well as Pro Forma Consolidated Statement of Financial Position as of September 30, 2017

The following tables show the pro forma consolidated statements of income for the periods from January 1, 2016 to December 31, 2016 and from January 1, 2017 to September 30, 2017, as well as the pro forma consolidated statement of financial position as of September 30, 2017.

11.4.1	Pro Forma Consolidated Statement of Income for the Period from January 1, 2016 to December 31, 2016

	Historical financial information
	TLG	WCM	Total	Pro forma notes		Pro forma adjustments	Pro forma consolidated statement of income
	January 1, 2016 to December 31, 2016 (in € thousand, unless otherwise specified)
Net operating income from letting activities	125,588	29,796	155,384				155,384
Income from letting activities	168,062	39,366	207,428				207,428
a) Rental income	140,464	32,613	173,077				173,077
b) Income from recharged operating costs	23,662	6,753	30,415				30,415
c) Income from other goods and services	3,936	–	3,936				3,936
Expenses relating to letting activities	(42,474)	(9,570)	(52,044)				(52,044)
d) Expenses from operating costs	(29,979)	(7,683)	(37,662)				(37,662)
e) Maintenance expenses	(6,618)	(441)	(7,059)				(7,059)
f) Other services	(5,877)	(1,446)	(7,323)				(7,323)
Result from the remeasurement of investment property	39,860	29,213	69,073				69,073
Result from the disposal of investment property	6,381	–	6,381				6,381
Result from the disposal of real estate inventory	10	799	809				809
a) Proceeds from the disposal of real estate inventory	11	7,040	7,051				7,051
b) Carrying amount of real estate inventory disposed	(1)	(6,241)	(6,242)				(6,242)
Other operating income	777	1,327	2,104				2,104
Personnel expenses	(11,261)	(4,575)	(15,836)				(15,836)
Depreciation and amortization	(561)	(1,086)	(1,647)				(1,647)
Other operating expenses	(7,140)	(12,725)	(19,865)	(1	), (2)	(15,832)	(35,697)

Earnings before interest and taxes (EBIT)	153,654	42,747	196,401			(15,832)	180,569
Financial income	313	361	674				674
Financial expenses	(25,650)	(8,220)	(33,870)	(3	), (6)	3,690	(30,180)
Gain/loss from the remeasurement of derivative financial instruments	299	–	299			–	299

Earnings before taxes (EBT)	128,616	34,888	163,504			(12,142)	151,362
Income taxes	(34,507)	(17,048)	(51,555)	(3)		(1,509)	(53,064)

Net income	94,109	17,841	111,950			(13,652)	98,298
Of the consolidated net income for the period, the following is attributable to:
Non-controlling interests	111	1,042	1,153	(5	), (6)	(1,042)	111
The shareholders of the parent company	93,998	16,798	110,796	(1	), (2), (3), (5)	(12,610)	98,187
Earnings per share (undiluted) (in €)	1.39	0.13		(4)			1.08
Earnings per share (diluted) (in €)	1.39	0.13		(4)			1.08

11.4.2	Notes to the Pro Forma Adjustments with respect to the Pro Forma Consolidated Statement of Income for the Period from January 1, 2016 to December 31, 2016

The following pro forma adjustments have a one-off effect on the results of operations of the Company:

(1)

Of the Company’s total transaction costs in connection with the completion of the Takeover Offer, the signing and entry into force of the Domination Agreement and the assumed completion of the Settlement Offer in an amount of €9,521 thousand, an amount of €736 thousand (net of taxes) is directly attributable to the Offer Capital Increase and the capital increase in connection with the Settlement Offer and was recognized directly in equity. The remaining €8,459 thousand attributable to the business combination were recognized through profit or loss as other operating expenses. Furthermore, on the basis of an income tax analysis by the Company, the transaction costs recognized through profit or loss are not tax deductible.

(2)

WCM AG’s transaction costs of €7,372 thousand in connection with the Takeover Offer and the acquisition by the Company included in the historical consolidated financial information of WCM AG under other operating expenses in the period from January 1, 2017 to September 30, 2017, were allocated to the period from January 1, 2016 to December 31, 2016, resulting in a respective increase of other operating expenses in the pro forma consolidated statement of income for the period from January 1, 2016 to December 31, 2016.

The following pro forma adjustments have a continuing effect on the results of operations of the Company:

(3)

As part of the provisional purchase price allocation, the loans are measured at fair value. The amortization effects resulting from the subsequent measurement of the loans resulted in a decrease of financial expenses by €4,732 thousand and an increase of tax expenses by €1,509 thousand, taking into account an income tax rate of 31.9%.

(4)

The undiluted pro forma earnings per share were calculated on the basis of an average number of 91,224 thousand shares issued by the Company and the diluted pro forma earnings per share were calculated on the basis of an average number of 91,327 thousand shares issued by the Company for the period from January 1, 2016 to December 31, 2016 and on the basis of the consolidated net income for the period attributable to the shareholders of the parent company, respectively. Through the Offer Capital Increase whereby 20,435,708 new shares are issued by the Company and the assumed completion of the Settlement Offer with an acceptance rate of 100% whereby 3,356,040 new shares are issued by the Company, both fictitious as of January 1, 2016, the weighted average number of shares of the Company increased from 67,432 thousand to 91,224 thousand for the undiluted pro forma earnings per share and from 67,535 thousand to 91,327 thousand for the diluted pro forma earnings per share for the period from January 1, 2016 to December 31, 2016.

(5)

Upon expiry of the additional acceptance period for the Takeover Offer on September 26, 2017, the Takeover Offer had been accepted for a total of 117,505,327 shares of WCM AG, corresponding to 85.89% of WCM AG’s share capital and voting rights. Furthermore, the Pro Forma Consolidated Financial Information assumes that the Settlement Offer is accepted by 100% of the remaining minority shareholders of WCM AG. Consequently, the entire consolidated net income for the period from January 1, 2016 to December 31, 2016 related to WCM was attributable to shareholders of the parent company.

(6)

Certain corporate restructuring measures were implemented until 30 September 2017 by WCM AG. In particular, these restructuring measures include changes of the legal form with regard to certain entities of WCM as well as the relocation of four Dutch entities of WCM to Germany. Assuming that this structure had already been implemented on January 1, 2016, an amount €1,042 thousand relating to entities transformed into partnerships and formerly attributable to non-controlling interests was reallocated to financial expenses.

11.4.3 Pro Forma Consolidated Statement of Income for the Period from January 1, 2017 to September 30, 2017

	Historical financial information
	TLG	WCM	Total	Pro forma notes		Pro forma adjustments	Pro forma consolidated statement of income
	January 1, 2017 to September 30, 2017 (in € thousand, unless otherwise specified)
Net operating income from letting activities	105,764	31,751	137,515				137,515
Income from letting activities	142,315	43,851	186,166				186,166
a) Rental income	117,301	34,647	151,948				151,948
b) Income from recharged operating costs	23,312	9,204	32,516				32,516
c) Income from other goods and services	1,702	–	1,702				1,702
Expenses relating to letting activities	(36,551)	(12,100)	(48,651)				(48,651)
d) Expenses from operating costs	(28,470)	(10,166)	(38,636)				(38,636)
e) Maintenance expenses	(4,759)	(230)	(4,989)				(4,989)
f) Other services	(3,322)	(1,703)	(5,025)				(5,025)
Result from the remeasurement of investment property	128,089	18,482	146,571				146,571
Result from the disposal of investment property	180	–	180				180
Result from the disposal of real estate inventory	169	99	268				268
a) Proceeds from the disposal of real estate inventory	95	2,177	2,272				2,272
b) Carrying amount of real estate inventory disposed	74	(2,078)	(2,004)				(2,004)
Other operating income	1,021	743	1,764				1,764
Personnel expenses	(8,294)	(5,510)	(13,804)				(13,804)
Depreciation and amortization	(357)	(354)	(711)				(711)
Other operating expenses	(13,564)	(14,396)	(27,960)	(1	), (2)	15,207	(12,753)

Earnings before interest and taxes (EBIT)	213,008	30,816	243,824			15,207	259,030
Financial income	178	349	527				527
Financial expenses	(31,836)	(8,185)	(40,021)	(3	), (6)	1,979	(38,041)
Gain/loss from the remeasurement of derivative financial instruments	4,873	–	4,873				4,873

Earnings before taxes (EBT)	186,223	22,980	209,203			17,186	226,389
Income taxes	(57,725)	(13,328)	(71,053)	(3)		(1,132)	(72,185)

Net income	128,497	9,652	138,149			16,054	154,204
Of the consolidated net income for the period, the following is attributable to:
Non-controlling interests	–	1,570	1,570	(5	), (6)	(1,570)	–
The shareholders of the parent company	128,497	8,082	136,579	(1	), (2), (3), (5)	17,624	154,204
Earnings per share (undiluted) (in €)	1.75	0.06		(4)			1.59
Earnings per share (diluted) (in €)	1.75	0.06		(4)			1.58

11.4.4	Notes to the Pro Forma Adjustments with respect to the Pro Forma Consolidated Statement of Income for the Period from January 1, 2017 to September 30, 2017

The following pro forma adjustments have a one-off effect on the results of operations of the Company:

(1)

For purposes of the Pro Forma Consolidated Financial Information, it is assumed that the total transaction costs in connection with the completion of the Takeover Offer, the signing and entry into force of the Domination Agreement and the assumed completion of the Settlement Offer were incurred on January 1, 2016 and are therefore presented in the pro forma consolidated statement of income for the period from January 1, 2016 to December 31, 2016. Therefore, transaction costs in the amount of €7,835 thousand that are recognized through profit or loss in the historical consolidated financial information of the Company for the period from January 1, 2017 to September 30, 2017 were fully eliminated from other operating expenses for purposes of the pro forma consolidated statement of income for the period from January 1, 2017 to September 30, 2017.

(2)

WCM AG’s transaction costs in connection with the Takeover Offer and the acquisition by the Company of €7,372 thousand included in the historical consolidated financial information of WCM AG under other operating expenses in the period from January 1, 2017 to September 30, 2017, were allocated to the period from January 1, 2016 to December 31, 2016 and therefore fully eliminated from other operating expenses for purposes of the pro forma consolidated statement of income for the period from January 1, 2017 to September 30, 2017.

The following pro forma adjustments have a continuing effect on the results of operations of the Company:

(3)

As part of the provisional purchase price allocation, the loans are measured at fair value. The amortization effects resulting from the subsequent measurement of the loans result in a decrease of financial expenses by €3,549 thousand and an increase of tax expenses by €1,132 thousand, taking into account an income tax rate of 31.9%.

(4)

The undiluted pro forma earnings per share were calculated on the basis of an average number of 97,227 thousand shares issued and the diluted pro forma earnings per share were calculated on the basis of an average number of 97,351 thousand shares issued for the period from January 1, 2017 to September 30, 2017 and on the basis of the consolidated net income for the period attributable to the shareholders of the parent company, respectively. Through the Offer Capital Increase whereby 20,435,708 new shares are issued by the Company and the assumed completion of the Settlement Offer with an acceptance rate of 100% whereby 3,356,040 new shares are issued by the Company, both fictitious on January 1, 2016, the weighted average number of shares of the Company increased from 73,435 thousand to 97,227 thousand for the undiluted pro forma earnings per share and from 73,559 thousand to 97,351 thousand for the diluted pro forma earnings per share for the period from January 1, 2017 to September 30, 2017.

(5)

Upon expiry of the additional acceptance period for the Takeover Offer on September 26, 2017, the Takeover Offer had been accepted for a total of 117,505,327 shares of WCM AG, corresponding to 85.89% of WCM AG’s share capital and voting rights. Furthermore, the Pro Forma Consolidated Financial Information assumes that the Settlement Offer is accepted by 100% of the remaining minority shareholders of WCM AG. Consequently, the entire consolidated net income for the period from January 1, 2017 to September 30, 2017 related to WCM was attributable to shareholders of the parent company.

(6)

Certain corporate restructuring measures were implemented until 30 September 2017 by WCM AG. In particular, these restructuring measures include changes of the legal form with regard to certain entities of WCM as well as the relocation of four Dutch entities of WCM to Germany. Assuming that this structure had already been implemented on January 1, 2016, an amount of €1,570 thousand relating to entities transformed into partnerships and formerly attributable to non-controlling interests was reallocated to financial expenses.

11.4.5	Pro Forma Consolidated Statement of Financial Position as of September 30, 2017

	Historical financial information
	TLG	WCM	Total	Pro forma notes	Pro forma adjustments	Pro forma consolidated statement of financial position
	September 30, 2017 (in € thousand)
A. Non-current assets	2,410,664	815,799	3,226,463		187,635	3,414,098
Investment property	2,385,420	803,994	3,189,414	(1)	(3,848)	3,185,566
Advance payments on investment property	966	53	1,019			1,019
Property, plant and equipment	6,659	942	7,601			7,601
Intangible assets	1,834	179	2,013	(1)	191,483	193,496
Other non-current financial assets	5,845	9,375	15,220			15,220
Other assets	9,940	410	10,350			10,350
Deferred tax assets	–	846	846			846
B. Current assets	97,716	33,799	131,515		(6,694)	124,821
Inventories	1,053	–	1,053			1,053
Trade receivables	6,165	1,150	7,315			7,315
Receivables from income taxes	6	397	403			403
Other current financial assets	1,904	1,356	3,260	(1)	595	3,855
Other receivables and assets	7,706	3,107	10,813	(2)	(736)	10,076
Cash and cash equivalents	50,269	27,789	78,058	(2)	(6,553)	71,505
Non-current assets classified as held for sale	30,613	–	30,613			30,613

Total assets	2,508,380	849,598	3,357,978		180,941	3,538,919

A. Equity	1,200,507	303,799	1,504,306		157,120	1,661,426
Subscribed capital	74,176	136,803	210,979	(3)	(113,011)	97,968
Capital reserves	547,388	99,847	647,235	(2), (3)	337,898	985,133
Retained earnings	584,241	67,149	651,390	(2), (3)	(67,767)	583,623
Other reserves	(5,298)	–	(5,298)			(5,298)
B. Liabilities	1,307,873	545,799	1,853,672		23,821	1,877,493
I. Non-current liabilities	1,203,865	458,736	1,662,601		20,584	1,683,185
Non-current liabilities due to financial institutions	911,288	414,971	1,326,259	(1)	9,632	1,335,891
Pension provisions	8,213	–	8,213			8,213
Non-current derivative financial instruments	5,715	–	5,715			5,715
Other non-current liabilities	5,729	20,317	26,046			26,046
Deferred tax liabilities	272,920	23,447	296,367	(1)	10,952	307,319
II. Current liabilities	104,008	87,063	191,071		3,237	194,309
Current liabilities due to financial institutions	59,015	61,373	120,388	(1)	4,732	125,120
Trade payables	24,695	8,610	33,305	(2)	(5,934)	27,371
Other current provisions	1,448	2,346	3,794			3,794
Tax liabilities	2,961	643	3,604			3,604
Other current liabilities	15,889	14,090	29,979	(1)	4,440	34,419

Total equity and liabilities	2,508,380	849,598	3,357,978		180,941	3,538,919

11.4.6	Notes to the Pro Forma Adjustments with respect to the Pro Forma Consolidated Statement of Financial Position as of September 30, 2017

The following pro forma adjustments were made in the pro forma consolidated statement of financial position in connection with the first-time consolidation of WCM into the consolidated financial statements of the Company:

(1)

The netting of the fictitious total acquisition costs of WCM AG of €462,274 thousand in connection with the Takeover Offer and the assumed completion of the Settlement Offer against the net assets of WCM of €270,790 thousand to be carried out as part of the provisional purchase price allocation resulted in a positive difference of €191,483 thousand, which was recognized as provisional goodwill. WCM AG accounts for loans carried at amortized cost of €476,236 thousand. The fair value of the loans amounts to €490,601 thousand. In connection with the determination of the fair value of the net assets of WCM, the calculated fair values of the loans have been used in lieu of the carrying amounts of the related liabilities. Therefore, non-current liabilities due to financial institutions increased by €9,632 thousand and current liabilities due to financial institutions increased by €4,732 thousand. In addition, the provisional purchase price allocation accounts for obligations of €4,440 thousand arising from settlement provisions for the management board of WCM AG, which were recognized as other current liabilities. A recalculation of deferred taxes conducted by the Company in connection with the provisional purchase price allocation resulted in an increase of deferred tax liabilities by €10,952 thousand. Furthermore, investment property of WCM decreased by €3,848 thousand to €800,146 thousand and other current financial assets increased by €595 thousand in connection with the provisional purchase price allocation.

(2)

Assuming the completion of the Takeover Offer and the completion of the Settlement Offer had taken place on September 30, 2017, the total transaction costs of €9,521 thousand for the acquisition of WCM AG would have reduced cash and cash equivalents and lowered retained earnings by €8,459 thousand and capital reserves by €736 thousand (net of taxes), respectively. The cash actually paid in relation to the transaction costs in an amount of €2,969 thousand is reflected in the historical consolidated financial information of the Company as of September 30, 2017. In addition, current accounts payable in relation to transaction costs not paid in an amount of €5,934 thousand are recognized under trade payables in the historical consolidated financial information of the Company as of September 30, 2017. Therefore, for purposes of the pro forma consolidated statement of financial position, cash and cash equivalents decreased by €6,553 thousand, trade payables decreased by €5,934 thousand, current other receivables and assets as well as capital reserves decreased by €736 thousand, reflecting the transaction costs (net of taxes) recognized directly in equity, and retained earnings decreased by €618 thousand, reflecting the expenses for the transaction costs not recognized in the historical consolidated financial information of the Company as of September 30, 2017.

(3)

With the issuance of 20,435,708 new shares in the Company at a price of €19.43 per share in connection with the Offer Capital Increase for the purpose of the acquisition of WCM AG and the issuance of 3,356,040 new shares also at a price of €19.43 per share in connection with the assumed completion of the Settlement Offer, the subscribed capital of the Company increased by €23,792 thousand. The capital reserves of the Company increased by €437,745 thousand, resulting from the difference between the nominal value and the issue price of the shares of the Company in the amount of €438,482 thousand, less directly attributable transaction costs (net of taxes) in an amount of €736 thousand. As part of the fictitious capital consolidation as of September 30, 2017, the consolidated equity of WCM AG of €303,799 thousand was netted against the acquisition costs and eliminated.

Berlin, February 8, 2018

TLG IMMOBILIEN AG

The Management Board

11.5	Auditor’s Report on the Pro Forma Consolidated Financial Information of TLG IMMOBILIEN AG for the Fiscal Year ended December 31, 2016 and as of and for the Nine Months ended September 30, 2017

Auditor’s Report

To TLG IMMOBILIEN AG, Berlin

We have audited whether the pro forma consolidated financial information as of September 30, 2017 of TLG IMMOBILIEN AG, Berlin (the “Company”), has been properly compiled on the basis stated in the pro forma notes and whether this basis is consistent with the accounting policies of the Company. The pro forma consolidated financial information comprises a pro forma consolidated statement of income for the period from January 1, 2016 to December 31, 2016, a pro forma consolidated statement of income for the period from January 1, 2017 to September 30, 2017, a pro forma consolidated statement of financial position as of September 30, 2017 as well as pro forma notes.

The purpose of the pro forma consolidated financial information is to present the material effects the transaction described in the pro forma notes would have had on the historical consolidated financial statements if the group had existed in the structure created by the transaction throughout the entire reporting period of the pro forma consolidated statements of income or as of the reporting date of the pro forma consolidated statement of financial position. As pro forma consolidated financial information reflects a hypothetical situation it is not entirely consistent with the presentation that would have resulted had the relevant events actually occurred at the beginning of the reporting period of the pro forma consolidated statements of income or on the reporting date of the pro forma consolidated statement of financial position. The compilation of the pro forma consolidated financial information in accordance with the principles of IDW Rechnungslegungshinweis: Erstellung von Pro-Forma-Finanzinformationen (IDW RH HFA 1.004) (IDW Accounting Practice Statement: Preparation of Pro Forma Financial Information (IDW AcPS AAB 1.004)) promulgated by the Institut der Wirtschaftsprüfer in Deutschland e.V. (Institute of Public Auditors in Germany) (IDW) is the responsibility of the Company’s management.

Our responsibility is, based on our audit, to express an opinion whether the pro forma consolidated financial information has been properly compiled on the basis stated in the pro forma notes and whether this basis is consistent with the accounting policies of the Company. This also involves evaluating the overall presentation of the pro forma consolidated financial information. The subject matter of this engagement does neither include an audit or review of the basic figures including their adjustments to the accounting policies of the Company, nor of the pro forma assumptions stated in the pro forma notes.

We have planned and performed our audit in accordance with IDW Prüfungshinweis: Prüfung von Pro Forma Finanzinformationen (IDW PH 9.960.1) (IDW Auditing Practice Statement: Audit of Pro Forma Financial Information (IDW AuPS 9.960.1)) promulgated by the Institut der Wirtschaftsprüfer in Deutschland e.V. (IDW) in such a way that material errors in the compilation of the pro forma consolidated financial information on the basis stated in the pro forma notes and in the compilation of this basis consistent with the accounting policies of the Company are detected with reasonable assurance.

In our opinion, the pro forma consolidated financial information has been properly compiled on the basis stated in the pro forma notes. This basis is consistent with the accounting policies of the Company.

Berlin, February 8, 2018

Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

Kreninger	Pilawa
Wirtschaftsprüferin	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

12.    TAKEOVER OFFER FOR WCM AND DOMINATION AGREEMENT

12.1	Takeover Offer for WCM AG

On May 10, 2017, the Company announced its intention to submit a voluntary public takeover for all shares of WCM AG in the form of an exchange offer (the “Takeover Offer”). Also on May 10, 2017, the Management Board, with the approval of the Supervisory Board, resolved to increase the Company’s share capital against contributions in kind from €74,175,558.00 by up to €24,521,163.00 to up to €98,696,721.00 by issuing up to 24,521,163 no par-value bearer shares of the Company (the “Offer Capital Increase”), thereby utilizing part of the authorized capital 2014/II, in order to create the offer consideration for the Takeover Offer.

The offer document for the Takeover Offer was published on June 27, 2017. In exchange for 23 shares of WCM AG, the Company offered 4 new bearer shares of the Company, each such share with a notional value of €1.00 in the Company’s share capital and carrying dividend rights for the fiscal year ended December 31, 2017.

Upon expiry of the additional acceptance period for the Takeover Offer on September 26, 2017, the Takeover Offer had been accepted for a total of 117,505,327 shares of WCM AG, corresponding to approximately 85.89% of WCM AG’s share capital and voting rights. On October 6, 2017, the implementation of the Offer Capital Increase was registered in the commercial register of the local court (Amtsgericht) of Charlottenburg. During the course of the completion of the Takeover Offer, all 117,505,327 shares of WCM AG for which the Takeover Offer had been accepted were transferred to the Company and 20,435,708 new shares of the Company were issued to former shareholders of WCM AG. With the completion of the Takeover Offer, WCM became part of TLG.

As of the date of this Prospectus, the Company holds approximately 85.89% of WCM AG’s share capital and voting rights.

12.2	Domination Agreement between the Company and WCM AG

On October 6, 2017, the Company, as the controlling company, and WCM AG, as the controlled company, entered into the Domination Agreement. The Domination Agreement was approved by the shareholders‘ meetings of WCM AG and the Company on November 17, 2017 and November 22, 2017, respectively.

12.2.1	Management Control and Information Rights

Under the Domination Agreement, WCM AG has assigned the management control (Leitung) of its company to the Company. Accordingly, the Company may issue instructions (Weisungen) which are binding for the management board of WCM AG, both generally and with respect to individual measures. In order to allow for the Company to exercise efficient management control, the management board of WCM AG must supply the Company with any information requested with respect to matters relating to WCM at any time. Furthermore, the Company may inspect the books and records of WCM AG at any time.

12.2.2	Assumption of Losses

Under the Domination Agreement, the Company has undertaken to assume any losses (Verlustübernahme) incurred by WCM AG pursuant to Section 302 of the German Stock Corporation Act (Aktiengesetz), beginning with the fiscal year ending December 31, 2018.

12.2.3	Guaranteed Dividend

Pursuant to Section 4 of the Domination Agreement, the Company will grant Minority Shareholders an annual guaranteed dividend in a gross amount of €0.13 per share of WCM AG as compensation payment within the meaning of Section 304 para. 1 sentence 2 of the German Stock Corporation Act (Aktiengesetz), payable for the first time with respect to the fiscal year ending December 31, 2018.

If the Domination Agreement is terminated during a fiscal year of WCM AG, the guaranteed dividend will be paid on a pro rata temporis basis. To the extent the dividend paid by WCM AG for any fiscal year is lower than the guaranteed dividend, the Company will pay each Minority Shareholder an amount corresponding to the respective shortfall for each share. The net dividend amount for each share of WCM AG currently amounts to €0.11 (derived from a gross dividend amount of €0.13, less corporate income tax and solidarity surcharge thereon at the current rates).

12.2.4	Settlement Offer

Pursuant to Section 5 of the Domination Agreement, the Company will offer Minority Shareholders to tender their shares for new shares of the Company at an exchange ratio of 4 new shares of the Company for every 23 shares in WCM AG as exit compensation within the meaning of Section 305 para. 1 of the German Stock Corporation Act (Aktiengesetz) (see “3.3 Settlement Offer”). If WCM AG implements capital measures prior to the expiration of the Offer Period, the Exchange Ratio will be adjusted accordingly.

Minority Shareholders are, however, only entitled to tender their shares at the Exchange Ratio for two months after the day on which the entry of the Domination Agreement in the commercial register of WCM AG has been announced in accordance with Section 10 HGB (i.e., during the Offer Period). This does not prejudice the rights of Minority Shareholders under Section 305 para. 4 sentence 3 of the German Stock Corporation Act (Aktiengesetz), according to which, in case proceedings are initiated pursuant to the German Act on Appraisal Proceedings (Spruchverfahrensgesetz), Minority Shareholders that have not exchanged their shares in WCM AG during the Offer Period may exchange their such for Settlement Shares based on the same conditions as set forth in the Settlement Offer or, as the case may be, as amended in the appraisal proceedings or in a settlement reached in the course of, or in connection with, such proceedings, until two months after the initial judgment regarding the last motion for appraisal proceedings is announced in the German Federal Gazette (Bundesanzeiger).

12.2.5	Effect of Appraisal Proceedings

Minority Shareholders have the right to initiate appraisal proceedings (Spruchverfahren) in accordance with Section 1 no. 1 of the German Act on Appraisal Proceedings (Spruchverfahrensgesetz) within three months following the day on which the registration of the Domination Agreement in the commercial register of WCM AG has been announced in accordance with Section 10 HGB. If proceedings are initiated pursuant to the German Act on Appraisal Proceedings (Spruchverfahrensgesetz) and the court adjudicates a higher settlement, former shareholders of WCM AG who have already received Settlement Shares are entitled to demand a corresponding supplement to the compensation they have already received. The same applies if the Company grants a higher compensation to a Minority Shareholder to settle potential claims arising out of, or in connection with, proceedings pursuant to Section 1 no. 1 of the German Act on Appraisal Proceedings (Spruchverfahrensgesetz).

12.2.6	Term of Agreement, Termination

The Domination Agreement will enter into force following its registration in the commercial register of the local court (Amtsgericht) of Frankfurt am Main, Germany, on February 9, 2018. The Domination Agreement is entered into for an indefinite period of time. An ordinary termination is possible with notice period of three months effective from the end of the respective fiscal year of WCM AG. Furthermore, the Domination Agreement may be terminated for good cause (wichtiger Grund) without notice (e.g., if due to any event the Company no longer holds the majority of the voting rights in WCM AG directly, or it has agreed to transfer shares of WCM AG to a third party with the result that upon the execution of such agreement or the conditional execution of such agreement, the Company no longer directly holds the majority of the voting rights in WCM AG, or if the Company and WCM enter into a combined domination and profit transfer agreement or a profit transfer agreement, or if WCM AG and a controlled company of TLG (excluding WCM AG and a subsidiary of WCM AG) enter into such agreement, or if any changes in tax legislation or case law occur which affect the existence or absence of a fiscal union (steuerliche Organschaft) between the Company and WCM AG, or in case of a transformation (Umwandlung) of WCM AG or the Company). If the Domination Agreement is terminated for good cause (wichtiger Grund), the Domination Agreement will be terminated with effect from the end of the date stated in the notice of termination, provided that such date is no earlier than the day on which the notice of termination is served to the respective other party to the Domination Agreement.

12.3	Description of WCM

12.3.1	General Information

WCM AG is a publicly listed stock corporation with its registered office in Frankfurt am Main, Germany, and is the parent company of WCM. WCM is specialized in the long-term letting of office and retail properties in selected locations in Germany. Its focus lies on the acquisition and management of properties which it considers to have low EPRA Vacancy Rates.

As of September 30, 2017, WCM employed a total of 27 persons in addition to the two members of WCM AG’s management board, and comprised 43 entities. As of that same date, WCM’s portfolio comprised 56 properties with a total lettable area of 422,724 sqm and a portfolio value of €805.4 million (24.9% of the portfolio value of the aggregate portfolio of the Combined Group). As of that same date, the annualized in-place rent (i.e., contracted rents as of September 30, 2017, without deduction for any applicable rent-free periods, multiplied by twelve (“Annualized In-place Rent”) for WCM’s portfolio amounted to €47.4 million and the EPRA Vacancy Rate amounted to 4.2%.

12.3.2	Governing Bodies

As of the date of this Prospectus, WCM AG’s management board consists of the same persons as the Management Board. The members of the Management Board do not receive any additional remuneration for their service on WCM AG’s management board.

As of the date of this Prospectus, WCM AG’s supervisory board consists of the following members:

•	Helmut Ullrich, vice-chairman of the supervisory board; and

•	Karl Ehlerding, member of the supervisory board.

Mr. Ullrich is also a member of the Supervisory Board of the Company.

The Company expects that the supervisory board of WCM AG will soon comprise a full three members again, following either an appointment by the WCM AG’s shareholders’ meeting or a judicial appointment by the competent court.

13.    MARKETS AND COMPETITION

13.1	Markets

TLG’s business activities are influenced by numerous demographic, economic and political factors. TLG is most significantly affected by developments in, and related to, the commercial real estate market in Germany, particularly in Berlin, Hesse and eastern Germany (Brandenburg, Mecklenburg-Western Pomerania, Saxony, Saxony-Anhalt and Thuringia), where the majority of TLG’s portfolio is located. Its portfolio mainly comprises office, retail and hotel properties. Given this focus, TLG is affected, in general, by developments in macro-economic indicators such as population growth, economic growth, employment, purchasing power and the consumer price index. In addition, TLG is affected by trends in micro-economic indicators, such as rent levels and vacancy rates, in the regions and commercial sectors where TLG operates.

13.1.1	General Demographic and Economic Developments

13.1.1.1	Germany

Germany is Europe’s largest economy. With a gross domestic product (“GDP”) per capita of €38,100.00 in 2016, its productivity clearly exceeded the average in the European Union by 31.0%. Furthermore, Germany’s economy has proven to be relatively resilient throughout the recent financial crisis compared to other major European countries. From 2009 to 2016, German GDP per capita grew by a compounded annual growth rate of 3.14%, compared to 1.55% in France, 4.02% in the United Kingdom, 0.64% for Italy and 2.44% for the European Union overall. Despite this above average growth in the past and already high productivity levels, real GDP in Germany is expected to grow by 2.0% in 2017 and 1.8% in 2018 (Source: Eurostat, GDP; International Monetary Fund).

This strong economic performance corresponds to a low unemployment rate of 3.6% as of September 2017, compared to 4.2% in the United Kingdom, 9.5% in France and 7.5% in the European Union overall (Source: Eurostat, Unemployment Rate).

13.1.1.2	Eastern Germany

While eastern Germany’s (including Berlin) unemployment rate of 7.0% as of November 2017 was still higher than unemployment of 4.9% in western Germany, eastern Germany has seen a faster decrease of unemployment levels. From 2011 to 2016, unemployment in all five eastern German states fell in each state, with the decline ranging from 3.1 to 2.0 percentage points in individual states, compared to a decline of just 1.0 percentage point for the whole of Germany. Also, parts of eastern Germany have already reached or surpassed western German levels, with unemployment in Saxony in November 2017 amounting to 6.0% and in Brandenburg amounting to 6.5%, compared to 7.0% for Germany’s biggest state North Rhine-Westphalia, while Thuringia recorded an even lower unemployment rate of just 5.5% (Source: Federal Unemployment Agency; Statistical Offices of the Federal States, Labor Market).

This decline of unemployment rates corresponds to an overall increase in purchasing power, which has even outpaced western German growth levels.

The following graphic shows the high increase in purchasing power in eastern Germany from 2013 to 2016:

(Source: bulwiengesa)

This improvement of the overall economy has been fueled by a state-of-the-art-infrastructure built since the reunification and the fact that more and more blue chips and strong medium-sized entities have expanded their operations to eastern Germany, attracted by lower wages compared to western Germany and public funding.

One of the challenges eastern Germany faces is a continuous population decline in certain areas. Since the reunification, its overall population has shrunk by 1.8 million inhabitants. However, migration seems to have come to an end now and population figures are stabilizing. In 2012, for the first time in a long time more people moved to the five eastern German states than left. Since then, net outward migration has transformed into net gains, as increasing numbers of people have relocated from western Germany and overseas. From December 31, 2014 to December 31, 2015, the overall population of eastern Germany even increased by 0.7%. The major beneficiaries have been eastern Germany’s biggest cities, Dresden, Leipzig, Jena, Erfurt and Potsdam. In 85% of eastern Germany’s communities, population still declines, though (Source: Berlin Institute for Population and Development; Statistical Offices of the Federal States, Population).

13.1.1.3	Berlin

With approximately 3.5 million inhabitants, Berlin as the capital is the largest city in Germany and is the center of numerous cultural, scientific and political institutions. For several years, Berlin has shown a remarkable population development. Between 2011 and 2015, the city gained as many inhabitants as Hamburg, Cologne, Frankfurt am Main and Düsseldorf combined. From December 31, 2014 to December 31, 2015 alone, Berlin’s population grew by 1.4%, compared to an increase by only 1.2% for the whole of Germany during the same period (Source: RIWIS Report Berlin; Statistical Offices of the Federal States, Population).

Berlin’s economy has shown a very dynamic development over the past few years, but despite catching up, the economic power remains behind when compared to classic economic centers in western Germany. This becomes particularly evident when comparing the above average unemployment rate of 8.5% as of November 2017 with the 5.3% for the whole of Germany. Nevertheless, Berlin constantly gets closer to the German average and the top locations in all areas. In this context, Berlin’s development towards a service metropolis is particularly remarkable. Accounting for approximately 80% of the city’s economic output, the service sector shapes the industry (Source: RIWIS Report Berlin; Federal Unemployment Agency).

13.1.1.4	Hesse

Hesse is one of the most dynamic states in all of Germany. This is evidenced by the low unemployment rate of 4.7% as of November 2017, compared to 5.3% for Germany as a whole. Of all German states, only Baden-Wuerttemberg, Bavaria and the Rhineland-Palatinate showed lower unemployment rates than Hesse for November 2017. Between 2011 and 2016, unemployment fell from 6.6% to 5.9% (Source: Federal Unemployment Agency; Statistical Offices of the Federal States, Labor Market).

The dynamic development of Hesse is also reflected in the above average population increase of 1.4% to 6.18 million from December 31, 2014 to December 31, 2015, compared to an increase of only 1.2% for Germany as a whole during the same period (Source: Statistical Offices of the Federal States, Population).

13.1.2	German Commercial Real Estate Market

German commercial real estate continues to be in very high demand, with investment volumes from December 2016 to November 2017 totaling more than €57 billion, up by approximately 9% compared to the strong figure of the previous twelve months. The accumulated investment volume in the first eleven months of 2017 amounted to €48.4 billion. With bonds still relatively unprofitable, there remains a strong global demand for real estate, particularly for investors with ongoing distribution obligations (e.g. insurance companies and pension funds). The risk-averse profile of most of these investors dictates that they are focused on mature property markets. Moreover, Germany’s role as a safe haven is being further strengthened by unpredictable developments in other countries. In 2016, Germany, the United States of America and the United Kingdom accounted for almost two thirds of the global transaction volume. The sustained high demand for real estate and the prominent role of Germany result in intensive competition for German property. Purchase opportunities are, in general, expensive, so that pressure on yields remains high. (Source: Savills, Investment Market; Savills, Commercial property market Germany).

13.1.3	Office Real Estate Market

The above-average performance of Germany’s office real estate market continued in 2016. This resulted in the highest office take-up since 2007 (3.46 million sqm among the top six German office markets Berlin, Düsseldorf, Frankfurt am Main, Hamburg, Cologne, Munich), rising rents and diminishing availability of office space. In the first nine months of the year ended December 31, 2017, the office take-up in Germany’s top six office markets further increased by 9.4% (3.39 million sqm) compared to the same time period in 2016. In central locations, in particular, demand is significantly greater than the supply. Consequently, many tenants are shifting to the next best locations or further out into the periphery, causing an increasing supply shortage and rising rents in these submarkets. Demand is not expected to decline for the time being, especially since growth in new-build office space remains below average (Source: Savills, Germany Offices; Savills, Germany office markets).

13.1.3.1	Berlin

With total office space of approximately 19 million sqm in 2016, Berlin is the largest office real estate market in Germany. In recent years, the market environment has been very dynamic due to high demand for office space, reflected in declining vacancy rates and increasing rents. Office take-up reached 875,000 sqm in 2016, a 3.2% increase compared to 2015. In the nine months ended September 30, 2017, office take-up further increased by 9.3% (765,600 sqm) compared against the office take-up during the same time period in 2016. The vacancy rate for office space fell from 3.8% in 2015 to 3.0% in 2016, and to 2.4% in 2017. As a result of the continuing excess demand, office rents have constantly increased in the last years. In 2016, prime office rents increased by 16.7% from €24.0 per sqm to €28.0 per sqm. In 2017, prime office rents increased by an additional 7,1% to €30.0 per sqm. Net initial yields for central office property amounted to 4.1% in 2015, 3.3% in 2016 and 2.9% in 2017. Net initial yields for secondary locations amounted to 6.0% in 2015, 5.0% in 2016 and 3.7% in 2017 (Source: RIWIS Report Berlin; Savills, Germany office markets).

This development is supported by strong fundamentals like increasing employment figures and wages. The steady population influx and the resulting growth in office employment is an important driver. Between 2007 and 2016, the number of office employees in Berlin increased by approximately 160,000, corresponding to a compounded annual growth rate of 2.8%). Transaction volumes for commercial real estate increased by 46% between December 2016 and November 2017 compared to volumes between December 2015 and November 2016, remaining at a high level of €7.8 billion. When comparing the first eleven months of 2017 with the first eleven months of 2016, transaction volumes increased even further by 64% to €7.2 billion (Sources: RIWIS Report Berlin; Savills, Investment Market).

13.1.3.2	Frankfurt am Main

The Frankfurt office market is considered a traditional location of the finance and insurance sector and is one of the top six office markets in Germany, with total office space of 10.3 million sqm in 2017. The financial sector with its downstream service providers is an important demand driver. In 2016, office take-up amounted to 463,200 sqm. In the first nine months of 2017, office take-up further increased by 25.8% (427,800 sqm) compared to 2016. With €38.5 per sqm in 2017, the prime rent is the highest of the entire German real estate market. Amongst the top six office markets, Frankfurt am Main currently has the highest vacancy rate. However, the vacancy rate has declined during the last years from 18.5% in 2010 to 9.2% in 2017. Net initial yields for central office property amounted to 4.4% in 2015, 4.1% in 2016 and 3.3% in 2017. Net initial yields for secondary locations amounted to 6.0% in 2015, 5.4% in 2016 and 4.5% in 2017. Transaction volumes for commercial real estate increased to €5.7 billion between December 2016 and November 2017, a year-on-year increase by 2% (Source: RIWIS Report Frankfurt; Savills, Investment Market).

13.1.3.3	Dresden

Dresden is the third largest office market in eastern Germany after Berlin and Leipzig, with total office space of 2.6 million sqm in 2017. Between 2010 and 2017, the office take-up remained stable at a level between 75,000 and 90,000 sqm. As a result of the excess supply created by speculative construction activity in the 1990s, the vacancy rate is still high with 8.2% in 2017, despite having decreased by 2.6 percentage points since 2010. The amount of new-build office space remains low. In central high profile areas, supply becomes increasingly scarce, which led to a slow but steady increase of prime rents from €10.5 per sqm in 2010 to €12.8 per sqm in 2017. Net initial yields for central office property amounted to 5.4% in 2015, 5.0% in 2016 and 4.6% in 2017. Net initial yields for secondary locations amounted to 7.6% in 2015, 7.0% in 2016 and 6.6% in 2017 (Source: RIWIS Report Dresden).

13.1.3.4	Leipzig

Leipzig is one of the most important office markets in eastern Germany, with total office space of 2.7 million sqm in 2017. The office market in Leipzig has shown a very positive development in recent years. Prime rents have increased from €11.0 per sqm in 2010 to €13.0 per sqm in 2017, while the vacancy rate has dropped from 20.8% in 2010 to 10.3% in 2017. The still high vacancy rate is a consequence of developments of the 1990s, but the steady decrease especially during the last five years shows that the office market is regenerating, driven by the stable and high office take-up of 93,000 sqm on average between 2011 and 2017 and a low amount of new-build office space. Therefore, in central parts of Leipzig demand clearly exceeds supply. Net initial yields for central office property amounted to 5.2% in 2015, 5.0% in 2016 and 4.4% in 2017. Net initial yields for secondary locations amounted to 7.4% in 2015, 7.0% in 2016 and 6.5% in 2017 (Source: RIWIS Report Leipzig).

13.1.3.5	Rostock

With 1.0 million sqm of total office space in 2017, Rostock is the office center of Mecklenburg-Western Pomerania. After a stronger decrease from 9.7% in 2010 to 8.2% in 2011, the vacancy rate steadily declined to 5.9% in 2017, one of the lowest levels among the largest cities in eastern Germany. Prime rents have slightly increased from €11.0 per sqm in 2010 to €12.0 per sqm in 2017. Net initial yields for central office property amounted to 6.0% in 2015, 5.9% in 2016 and 5.3% in 2017. Net initial yields for secondary locations amounted to 8.6% in 2015, 8.5% in 2016 and 8.0% in 2017. After having increased from 10,000 sqm in 2010 to 19,000 sqm in 2012, office take-up was at 13,000 sqm in 2015 and at 15,000 in 2016 (Source: RIWIS Report Rostock).

13.1.4	Food Retail Real Estate Market

In 2016, expenditures for food, drink and tobacco accounted for 13.84% of private consumer spending in Germany’s private households. Such expenditures grew from €179.98 billion in 2005 to €218.37 billion in 2016, an increase of 17.63%. However, the proportion of expenditures for food, drink and tobacco of total consumer spending in private households decreased from 14.30% to the above-mentioned 13.84% in the same period (Source: Federal Statistical Office, National Accounts).

With retail space of 123.7 million sqm in 2015, Germany has the fourth largest per capita space in Europe. The 35.6 million sqm of retail space attributable to the food retail sector account for almost 29% of the total retail space. The food retail sector can be divided into the following types of operations: Self-service warehouses (retail surface of at least 5,000 sqm), supermarkets/hypermarkets (retail surface of between 400 sqm and 5,000 sqm), discounter and other food retailers (primarily stores with less than 400 sqm retail surface and a limited amount of non-food goods). Since 2010, revenues of self-service warehouses have increased by 1.7%, those of discounters by 14.9% and those of supermarkets/hypermarkets by even more than 25%. Revenues of other food retailers on the other hand have decreased by 4.9%. Overall, the food retail sector showed an increase by 16.6% (Source: HDE; bulwiengesa).

With a few exceptions, the trend towards fewer but larger retail spaces continues. In general, the food retail sector has experienced a very dynamic development. While revenues and retail space have increased by 16.6% and 4.1%, respectively, the number of stores decreased by 4.1%. The number of supermarkets/hypermarkets has increased by 9.7%, whereas the number of discounters and self-service warehouses has slightly decreased since 2010 (by 1.2% and 4.4%, respectively). During the same period, the number of other food retailers has significantly decreased by 21.8%. Food retail proves to be relatively resilient to online retailing. While online sales accounted for around 10.9% of the entire retail revenues in Germany in 2016, they only accounted for 1.5% in the food retail sector (including drugstore items) (Source: HDE; bulwiengesa).

The following graphic shows the amount of retail space for the different types of retailers in Germany as well as percentage changes (2016):

(Source: bulwiengesa)

As far as eastern Germany (including Berlin) is concerned, discounters make up the largest share of the retail space with 45.2%, followed by supermarkets/hypermarkets with 40.1% (Source: bulwiengesa).

Since the early 2000s, rents in eastern Germany’s (including Berlin) food retail sector show a positive development, although rent increases in western Germany were constantly stronger during the same periods. In western Germany, rents in the food retail sector have been stable lately, while in eastern Germany (including Berlin) monthly rents increased by 10.8% between 2015 and 2017, from €10.60 per sqm to €11.70 per sqm. At €12.80 per sqm, rent levels in western Germany are, despite the decreasing gap, still 9.4% higher than in eastern Germany (including Berlin). From 2009 to 2014, monthly rents in eastern Germany (including Germany) increased by 8.2% from €9.80 per sqm to €10.60 per sqm. In western Germany the increase was 13.2% during the same time, from €11.40 per sqm to €12.90 per sqm (Source: bulwiengesa).

The following chart provides an overview of rent developments for food retail properties in eastern Germany (including Berlin) during the aforementioned periods:

(Source: bulwiengesa)

The stable development of the food retail industry has made food retail properties an attractive investment in demand. Due to the high demand, yields have continued to decline in recent years and have meanwhile arrived at around 5% in top locations. Yields for food retail properties in eastern Germany (including Berlin) are on a higher level than in western Germany. In particular, eastern Germany’s C and D cities (medium-sized/small cities) reach the highest level for food retail properties throughout Germany (Source: bulwiengesa).

The following table provides an overview for the yield development for food retail properties in Berlin as well as eastern Germany (including Berlin) and western Germany:

(Source: bulwiengesa)

13.1.5	Hotel Real Estate Market

Following negative developments in the wake of the financial crisis in 2009, the number of overnight stays in Germany increased during 2016 for the seventh year in a row to 447 million, up by 2.5% compared to 20145 During the same time span, the number of beds grew by 3.7% to approximately 3.6 million. Also for the first half of 2016, occupancy rates for hotel rooms increased slightly to 70.7%, compared to 69.3% for the first half of 2015. Occupancy rates for hotel beds increased to 45.0% in 2015, marking a more than twenty-year high in the German hotel market. This also had a positive impact on revenue per available room (“RevPAR”), which increased to €72.8 for the first half of 2016, an increase by 6.3% compared to the first half of 2015. During the same time span, the average rate per room (“ARR”) increased by 4.3% to €102.9. As a result of the overall positive development of the hotel industry, transaction volumes on the German hotel real estate market have reached approximately €2 billion in the first half of 2016, corresponding to a year-on-year-increase of about 40% (Source: Federal Statistical Office, Tourism; PKF hotelexperts).

13.1.5.1	Berlin

Overnight stays in Berlin reached an all-time high of 31.1 million in 2016 (an increase of 2.7% compared to 2015), making Berlin the number one destination in all of Germany and placing the city in competition with other tourism magnets, such as London and Paris. Strong demand has also led to an increase in the overall number of hotel beds from 114,100 in 2010 to 140,000 in 2016. Nevertheless, from 2010 until and including 2015 the occupancy rate for hotel rooms has improved continuously from 68.6% to 76.5%. RevPAR increased by 3.1% from €71.2 for the first half of 2015 to €73.4 for the first half of 2016 and ARR increased by 3.1% to €97.3 during the same time span (Sources: Property Market in Berlin and eastern Germany 2016; PKF hotelexperts; Statistics Berlin).

13.1.5.2	Dresden

Dresden recorded 4.3 million overnight stays in 2016, a decrease of 0.8% compared to 2015. The occupancy rate for hotel rooms in Dresden reached 65.4% for the first half of 2016 (2.6 percentage points less than for the first half of 2015), with RevPAR and ARR reaching €46.0 and €70.4, respectively, corresponding to a decrease by 4.3% and 3.8% compared to the first half of 2015 (Sources: Property Market in Berlin and eastern Germany 2016; PKF hotelexperts; Statistical Office of the State of Saxony).

13.1.5.3	Leipzig

Hotel overnight stays in Leipzig increased by 2.4% to 2.9 million in 2016. The occupancy rate for hotel rooms increased by 6.8 percentage points to 73.9% from the first half of 2015 to the first half of 2016, with RevPAR and ARR increasing by 18.3% to €67.9 and by 7.4% to €91.9, respectively, during the same time (Sources: Property Market in Berlin and eastern Germany 2016; PKF hotelexperts; Statistical Office of the State of Saxony).

13.1.5.4	Rostock

In 2016, the number of overnight stays in Rostock reached 1.97 million, an increase of 1.8% compared to 2015. In 2015, the occupancy rate for hotel rooms reached 71.0% (1.8 percentage points more than in 2014). Rostock’s hotel market has seen a 27.7% increase of overnight stays between 2011 and 2015. RevPAR increased by 7.9% to €66.97 in 2015. During the same year, the ARR increased by 5.0% to €94.26 (Sources: Property Market in Berlin and eastern Germany 2016; Statistical Office for Mecklenburg-Western Pomerania).

13.2	Competition

TLG faces competition, for attractive properties when trying to acquire new properties matching TLG’s target criteria, for tenants when letting its existing portfolio and, to the extent TLG also operates as a seller of properties, for buyers when disposing of properties.

13.2.1	Acquisition Activities

TLG regularly competes with other local and international investors to acquire portfolios and properties. The competitive situation frequently depends on the investment volume and the characteristics of the relevant property or portfolio. As a general rule, there are no significant barriers to entry to invest in real estate other than the availability of capital, real estate expertise and access to acquisition offers.

In particular, national and international, open-end and close-end investment funds with different investment strategies and risk profiles as well as private equity firms, insurance companies, developers, banks, foreign and domestic publicly listed property companies, including REITS, and to a certain extent family offices compete for properties and portfolios. However, TLG believes that due to its long-standing expertise, close local relationships and clear focus on specific segments of the commercial real estate market, TLG has obtained an excellent position allowing it to effectively compete against even sophisticated competitors.

13.2.2	Letting Activities

TLG regularly competes for solvent tenants willing to pay what TLG considers to be attractive rent levels. Given that the majority of TLG’s retail properties are situated in attractive micro locations where prospective tenants will find little or no comparable retail space available in the respective catchment area, TLG faces the fiercest competition when letting its office and hotel properties. Here, TLG’s competition is even more fragmented than competition for the acquisition of properties, although TLG generally faces the same competitors (i.e., national and international investment funds with different investment strategies and risk profiles, private equity firms as well as foreign and domestic publicly listed property companies and to a certain extent family offices).

13.2.3	Publicly Listed Competitors

As described above, a precise statement regarding the competitive position of TLG as compared to its competitors cannot be made due to the heterogeneous competitive environment in the commercial real estate market in Germany. Only about 1.5% of the total commercial real estate is held by publicly listed companies (Source: EPRA, Press Release).

However, such publicly listed companies include the following main competitors of TLG, which are also active in the German commercial real estate market:

Company	Main focus	Number of properties(1)		Rental space(1)	Portfolio value(1)		FFO(2)
				(in million sqm)	(in € billion)		(in € million)
alstria office REIT AG	office	119	(3)	1.6	3.2	(4)	88.7
DIC ASSET AG	office, retail	176		1,6	3.3		48,1
HAMBORNER REIT AG	retail, high-street, office	72		–	1.3		33.9

(Source: alstria office REIT AG; DIC ASSET AG; HAMBORNER REIT AG)

(1)	As of September 30, 2017.

(2)	For the nine months ended September 30, 2017.

(3)	Excluding joint venture properties.

(4)	Including fair value of owner-occupied properties.

14.    BUSINESS

TLG considers itself a leading German commercial real estate company and an active portfolio manager, managing office and retail properties as well as seven hotels. As of September 30, 2017, the aggregate portfolio of the Combined Group included a total of 420 properties with an aggregate portfolio value (i.e., sum of the carrying amounts of investment property, owner-occupied properties, non-current assets classified as held for sale and inventories) of €3,228.9 million. With a weighted average lease term (i.e., a remaining average contractual lease term for unexpired leases with a contractually fixed maturity, taking into account special termination rights (“WALT”)) of 6.4 years and an EPRA Vacancy Rate of just 3.8% (both as of September 30, 2017), the Company believes that the portfolio of the Combined Group is well positioned to generate stable cash flows for the foreseeable future. TLG is headquartered in Berlin and operates five additional offices in Dresden, Erfurt, Frankfurt am Main, Leipzig and Rostock.

TLG’s portfolio is focused on the asset classes office, retail and hotel:

•

Based on aggregate portfolio value as of September 30, 2017, the office asset class of the Combined Group, of which most properties are situated in good or very good locations in Berlin, Frankfurt am Main and other German A and B cities (i.e., Germany’s largest cities and larger regional cities), accounted for 48.2% of the aggregate portfolio of the Combined Group. Tenants for these office properties include “blue chip” companies and their subsidiaries such as Daimler Real Estate GmbH and AIR Liquide Global E&C Solutions Germany GmbH, government-related entities and agencies such as OstseeSparkasse Rostock, the Federal Agency for Real Estate (Bundesanstalt für Immobilienaufgaben) and the State Agency for Building and Real Estate of Hesse (Landesbetrieb Bau und Immobilien Hessen) as well as medium-sized enterprises. TLG plans to grow its office portfolio through additional acquisitions in line with its investment criteria and believes that this will further improve TLG’s market position in what it considers to be a very dynamic German office market.

•

Based on aggregate portfolio value as of September 30, 2017, the retail asset class of the Combined Group, of which the majority of properties are located in attractive micro-locations in Berlin and other German growth regions, accounted for 41.5% of the aggregate portfolio of the Combined Group. Such retail properties are situated in micro-locations that are particularly attractive to food retailers and other sellers of essential consumer goods given that the tenant is a significant, and in some cases the sole, retailer of the relevant consumer goods in the catchment area. As of September 30, 2017, 50.9% of the Annualized In-place Rent from the retail asset class of the Combined Group related to lease agreements with major food retail chains, including “EDEKA”, “Netto”, “Kaufland”, “REWE”, “Penny”, “Lidl” and “Aldi”. With a WALT of 6.3 years and an EPRA Vacancy Rate of 2.3% (both as of September 30, 2017), the retail asset class of the Combined Group was virtually fully-let and offers stable and secure rental income. TLG intends to grow its retail portfolio through selected accretive acquisitions.

•

The hotel asset class comprises seven hotel properties located in the city centers of Berlin, Dresden, Leipzig and Rostock and accounted for 8.8% of the aggregate portfolio of the Combined Group (based on aggregate portfolio value as of September 30, 2017). The tenant base for these properties includes well-known hotel chains “Steigenberger”, “Marriott”, “InterCityHotel”, “Motel One” and “H4/H2”. The hotel asset class of the Combined Group had an EPRA Vacancy Rate of 1.7% and a WALT of 12.5 years (both as of September 30, 2017). Lease agreements for the seven hotel properties generally provide for fixed lease payments, limiting TLG’s dependence on the performance of hotel operators. Stable cash flows and a focus on dynamic markets make TLG’s hotel asset class a fitting complement for the office and retail asset class.

TLG has classified 50 properties of the Combined Group with an aggregate property value of €50.8 million (i.e., 1.6% of the aggregate portfolio value) as of September 30, 2017 to its “Other” asset class.

In the nine months ended September 30, 2017, TLG generated rental income of €117.3 million and EBITDA of €85.3 million. During the same period, WCM generated rental income of €34.6 million and EBITDA of €12.7 million. In the fiscal year ended December 31, 2016, TLG generated rental income of €140.5 million and EBITDA of €114.4 million, while WCM generated rental income of €32.6 million and EBITDA of €14.6 million during the same period.

14.1	TLG’s Strengths

TLG believes that the following competitive strengths have been the primary drivers of its success in the past and will continue to set TLG apart from its competitors in the future:

14.1.1	Market Leading Integrated Management Platform

TLG possesses a strong local network through its five local offices operated by employees with longstanding experience in asset and property management. The Company believes that its tenants particularly value TLG’s approachability and high responsiveness to their individual needs, making TLG a trusted and reliable partner for its key tenants. Deep understanding of the German commercial real estate market as well as strong local connectivity and presence provide TLG with excellent access to information on potential acquisition opportunities to further strengthen its portfolio and allow TLG to manage its portfolio effectively. The ability to properly evaluate acquisition targets in light of respective local market dynamics and letting trends allows TLG to act swiftly and decisively on identified market opportunities.

In particular, the members of the Management Board, Niclas Karoff and Peter Finkbeiner, possess a track record of successful transactions and business integrations. TLG’s internal structures and functions cover major parts of the real estate value chain, focusing on those aspects that the Company considers most value-enhancing, in particular acquisitions and disposals as well as tenant relationship management. The Company believes that it possesses a market leading platform, which bears the capacity to integrate recent acquisitions as well as future acquisitions at low incremental overhead costs.

14.1.2	Strong Position in Berlin and Other German Growth Regions

The German economy has shown consistently strong performance, which has positively affected demand for commercial real estate in the country as a whole. The Company believes that TLG’s portfolio covers particularly attractive locations of the office, food retail and hotel real estate market. TLG considers itself a long-time market leader for office properties in excellent locations in Berlin and economically strong eastern German cities such as Dresden, Leipzig and Rostock. Particularly in Berlin, locations of such quality are becoming increasingly rare, which will limit the potential for new developments of competing office and hotel properties.

With the acquisition of WCM, TLG has further strengthened its platform and expanded into new western German growth markets, building a pan-German portfolio with the aggregate portfolio value of the Combined Group amounting to approximately €3.2 billion as of September 30, 2017. In particular, TLG holds an attractive portfolio of office properties in and around Frankfurt am Main, one of the most dynamic office markets in all of Germany. The Company believes that the current momentum in the commercial real estate letting markets will help to further increase demand for TLG’s office and hotel properties.

TLG’s regionally diversified retail portfolio profits from excellent micro-locations, which offer competitive advantages for many of its tenants and stable rental income for TLG. The Company believes that the positioning of TLG’s retail properties in dynamic regions combined with the attractive micro-locations of these properties as well as TLG’s strong tenant base will allow TLG to further grow its portfolio value.

14.1.3	High-Quality Portfolio across Asset Classes

TLG’s focus on the main segments of the commercial real estate market allows for efficient leverage of its long-established local expertise as well as what the Company considers appropriate risk diversification. The portfolio of the Combined Group had an aggregate portfolio value of €3,228.9 million as of September 30, 2017. The Company believes that there is currently no material maintenance backlog regarding TLG’s portfolio. These characteristics make the relevant properties particularly attractive to long-term oriented tenants, resulting in what the Company believes is an industry-leading EPRA Vacancy Rate of just 3.8% and a WALT of 6.4 years for the aggregate portfolio of the Combined Group as of September 30, 2017. As of that same date, the mix across asset classes for the portfolio of the Combined Group (48.2% office, 41.5% retail and 8.8% hotel, based on aggregate portfolio value as of September 30, 2017) provides for risk diversification across major asset classes and reduces the dependency on any one type of properties. The Company believes that TLG’s portfolio provides for a resilient cash flow profile against adverse economic developments.

14.1.4	Strong Tenant Base with Long-Term Leases offering Earnings Stability

TLG maintains close relationships with its tenants, which is reflected, inter alia, in long-term rental agreements. TLG is a significant landlord for most leading food retail operators in Germany. Therefore, the retail asset class, which accounts for 48.2% of the aggregate portfolio value of the Combined Group as of September 30, 2017, has a WALT of 6.3 years and has 50.6% of lease agreements expiring after 2022 (all as of September 30, 2017), historically contributed steady rental income.

Furthermore, as of September 30, 2017, 19.0% of the Annualized In-place Rent of the office properties in the office asset class of the Combined Group was attributable to German government-related tenants. The Company believes that default risks associated with those tenants are particularly low. Lease agreements for TLG’s seven hotel properties generally provide for fixed lease payments, limiting TLG’s dependence on the performance of hotel operators. With a strong WALT of 12.5 years as of September 30, 2017, the hotel asset class of the Combined Group allows for particularly good additional cash flow visibility.

14.1.5	Solid Financing Structure with Multiple Sources of Funding

The Company considers TLG’s financing structure conservative. TLG’s Net LTV of 37.9% as of September 30, 2017 is lower than its target Net LTV of 45%. While WCM’s Net LTV exceeds this target Net LTV, the Company believes that there is still sufficient headroom to fund external growth. TLG’s conservative capital structure is evidenced by what it considers a long weighted average debt maturity of 5.8 years and a low average cash interest rate of 2.1% (both based on aggregate gross debt of the Combined Group as of September 30, 2017).

In addition, the vast majority of interest rates for TLG’s loans are either fixed or hedged, limiting TLG’s risk from increasing interest rates in the future. Furthermore, the Company’s access to equity capital markets and its proven ability to quickly draw on such financing sources provide it with multiple funding options.

14.2	TLG’s Strategy

14.2.1	Profitable Growth and Preservation of High Portfolio Quality

TLG constantly screens the market for assets and selective acquisition opportunities that best fit its geographic and property type focus and which it expects to provide attractive long-term returns and potential for value creation. TLG’s acquisitions mainly focus on office properties located in A and B cities in Germany (i.e., Germany’s largest cities and larger regional cities) with favorable economic characteristics. In addition, TLG targets larger retail properties and portfolios in attractive micro-locations (i.e., lack of competition within the relevant catchment area), preferably properties suitable for major food retail chains.

TLG intends to continue to use its extensive network and close business relationships with multiple market participants to identify promising acquisition targets with an attractive yield profile, promoting stable cash flows while maintaining a balanced risk profile. TLG applies a consistent selection process in order to identify the most attractive properties among numerous acquisition proposals it receives during the course of any given year. TLG in particular looks for acquisition opportunities which are in line with or accretive to its overall FFO.

TLG plans to continue to grow in line with its strategic positioning. In particular, it aims to acquire multi-tenant office properties, preferably with a fair value exceeding €20 million. It particularly targets office properties with a vacancy rate of up to 30%, which offers TLG an opportunity to unlock value through active letting management of such properties in the short- to medium-term. Also, TLG seeks to acquire retail properties and portfolios in attractive micro-locations, where in the most cases the anchor tenant is active in the food retail industry, preferably with a minimum transaction value of €15 million. TLG may also acquire other retail properties such as specialist markets (Fachmärkte) suitable for do-it-yourself chains or similar tenants.

The Company believes that, especially with respect to office properties, managing a smaller number of larger properties requires fewer asset and property management resources. TLG’s long-term plan is to further grow the overall portfolio and at the same time increase the average value of individual properties included in its portfolio.

14.2.2	Successful Integration of WCM expected to lead to Operating Cost Synergies

On October 6, 2017, the completion of the Takeover Offer was effected and WCM became part of TLG. Going forward, TLG will focus on the Integration and in particular the realization of cost synergies in this context. To this end, the Company and WCM AG entered into the Domination Agreement on October 6, 2017. The Company believes that the Domination Agreement will greatly benefit the Integration and the economic benefits TLG can derive therefrom. In light of these benefits, the Domination Agreement was approved by the shareholders‘ meetings of WCM AG and the Company on November 17, 2017 and November 22, 2017, respectively. The Company expects that the Domination Agreement will become effective during the first quarter of 2018.

The Company expects that the Integration will facilitate the expansion of TLG’s established business model throughout western Germany. Leveraging WCM’s existing platform, the Company believes that market penetration in western Germany can be accelerated and will serve as a catalyst for the envisaged portfolio growth in western German growth hubs. Furthermore, the Company expects that once the Integration has been fully completed, cost synergies of approximately €5.0 million per annum, in particular from reduced administrative and overhead costs as well as improvements and higher efficiencies in combined IT systems, can be achieved. In addition, the Company expects that its financing flexibility and efficiency will benefit in the medium-term.

The Company believes that the attractiveness of TLG following the Integration is evidenced by the fact that approximately 85.89% of WCM AG’s shareholders accepted the Takeover Offer and thereby chose to become shareholders of the Company.

14.2.3	Additional Value Creation from Investments in Existing Properties

TLG constantly aims to identify properties that can be upgraded through value-enhancing modernizations and/or expansions. TLG maintains close contacts with its tenants to ensure that it can meet their expectations and requirements for additional space, in particular with respect to TLG’s retail properties. With ongoing investments in these properties, TLG has followed and assisted the expansions of some of its major food retail tenants over the last two decades and plans to continue to maintain such close links by being a reliable partner. This allows TLG in various cases to extend existing lease agreements significantly ahead of the scheduled expiry dates. TLG plans to further upgrade its portfolio through value-enhancing modernizations and/or expansions for all of TLG’s asset classes.

14.2.4	Safeguard and further optimize Portfolio Quality through Active Portfolio Management

As an active portfolio manager, TLG aims to protect and further optimize the high overall quality and profitability of its portfolio. By disposing of smaller, less attractive properties, TLG has in recent years constantly reduced the overall number of properties in its portfolio, while at the same time increasing the overall portfolio value through focused acquisitions. While the Company expects that going forward disposals of smaller properties from TLG’s “Other” asset class will be of decreasing importance, it will continue to engage in selective disposals of retail properties and certain office properties that no longer fit TLG’s overall portfolio strategy in order to use the resulting funds in the context of its defined growth strategy.

14.3	TLG’s Portfolio

TLG’s portfolio comprises the office, retail, hotel and “Other” asset classes. Individual properties are allocated to these asset classes depending on the respective share of Annualized In-place Rent.

As of September 30, 2017, the aggregate portfolio of the Combined Group was split between the different asset classes as follows:

	Total	Office	Retail	Hotel	Other
	(unaudited)
Portfolio value (in € million)(1)	3,228.9	1,555.2	1,339.8	283.1	50.8
Annualized In-place Rent (in € million)(2)	208.5	91.1	96.3	16.4	4.8
EPRA Vacancy Rate (in %)(2)	3.8	5.5	2.3	1.7	7.9
WALT (in years)(2)	6.4	5.4	6.3	12.5	7.4
Number of properties	420	72	291	7	50
Total lettable area (in thousand sqm)(3)	1,835.3	752.6	873.6	109.5	99.6

(1)	Based on individual portfolio values as shown in the unaudited interim consolidated financial statements as of and for the nine months ended September 30, 2017 of the Company and WCM AG, respectively.

(2)

In this Prospectus, data for WCM as of September 30, 2017 used for the calculation of Annualized In-place Rent, EPRA Vacancy Rate and WALT of the Combined Group has been calculated on a basis consistent with the corresponding data provided for TLG.

(3)	Excluding parking space.

Based on aggregate portfolio value as of September 30, 2017, 32.0% of the portfolio of the Combined Group was located in Berlin, 44.0% was located in eastern Germany and 16.8% in Hesse, in particular in Frankfurt am Main.

14.3.1	Office Asset Class

As of September 30, 2017, the office asset class of the Combined Group comprised 72 properties in total. Based on an aggregate portfolio value of €1,555.2 million as of that date, the office asset class represented the largest portion of the real estate holdings of the Combined Group (48.2% of the aggregate portfolio of the Combined Group).

The following table provides an overview of the office asset class of the Combined Group as of September 30, 2017:

	Berlin	Frankfurt am Main(1)	Other A and B Cities(2)	Other
	(unaudited)
Portfolio value (in € million)	581.3	531.7	272.2	170.1
Annualized In-place Rent (in € million)	30.6	29.0	16.8	14.7
EPRA Vacancy Rate (in %)	5.0	8.9	2.3	3.9
WALT (in years)	3.7	7.0	4.7	6.8
Number of properties	16	8	17	31
Total lettable area (in thousand sqm)(3)	229.2	178.6	180.0	164.8

(1)	Including two properties located in Neu Isenburg and one property located in Eschborn.

(2)	Comprising properties located in Leipzig, Dresden, Bonn, Stuttgart, Dusseldorf, Essen, Wiesbaden, Mainz and Mainz-Kastel.

(3)	Excluding parking space.

For its office asset class, TLG focusses on office properties located in A and B cities in Germany (i.e., Germany’s largest cities and larger regional cities) with favorable economic characteristics. Based on aggregate portfolio value as of September 30, 2017, 37.4% of the office asset class of the Combined Group was located in Berlin, 34.2% was located in Frankfurt am Main and 17.5% was located in other German A and B cities with favorable economic developments.

TLG’s office properties are generally of a high quality. Accordingly, TLG boasts a high quality tenant structure, including “blue chip” companies and their subsidiaries such as Daimler Real Estate GmbH and AIR Liquide Global E&C Solutions Germany GmbH, government-related entities and agencies such as OstseeSparkasse Rostock, the Federal Agency for Real Estate (Bundesanstalt für Immobilienaufgaben) and the State Agency for Building and Real Estate of Hesse (Landesbetrieb Bau und Immobilien Hessen) as well as medium-sized enterprises.

The following table shows the top ten tenants in terms of Annualized In-place Rent for properties in the office asset class of the Combined Group as of September 30, 2017:

	Annualized In-place Rent(1)	Share of Annualized In-place Rent(2)	WALT(3)
	(unaudited)
Daimler Real Estate GmbH	4.5	4.9	2.0
AIR Liquide Global E&C Solutions Germany GmbH	4.3	4.7	8.3
OstseeSparkasse Rostock	3.9	4.3	13.3
State Agency for Building and Real Estate of Hesse	3.6	3.9	22.0
Federal Agency for Real Estate	3.4	3.7	2.7
City of Leipzig	3.3	3.6	7.8
Hochtief Solutions AG	2.2	2.4	6.3
PSI Aktiengesellschaft	1.6	1.8	4.5
BS Payone GmbH	1.6	1.7	2.6
General Electric Deutschland Holding GmbH	1.6	1.7	4.0

Total	29.9	32.9	8.1

(1)	In € million.

(2)

In %. The calculation of the share of Annualized In-place Rent only takes into account Annualized In-place Rent for the office asset class of the Combined Group and excludes Annualized In-place Rent of office space used by the Combined Group.

(3)	In years.

While many of these tenants have signed comparatively long lease agreements, the WALT for the office asset class of the Combined Group amounted to 5.4 years as of September 30, 2017.

The fifteen most valuable office properties account for 66.7% of the office asset class of the Combined Group, with the top five representing 31.0% (based on aggregate portfolio value as of September 30, 2017).

The following table provides additional information on the top fifteen most valuable properties in the office asset class of the Combined Group as of September 30, 2017:

	Location	Property value(1)	Annualized In-place Rent(1)	WALT(2)	Total lettable area(3)	Anchor tenant(s)
	(unaudited)
Zum Laurenburger Hof 76	Frankfurt am Main	118.0	5.3	16.6	28,405	State Agency for Building and Real Estate of Hesse

Alexanderstraße 1, 3, 5	Berlin	106.9	6.6	3.0	42,476	Visual Meta GmbH

Lyoner Straße 9	Frankfurt am Main	95.6	5.0	4.6	38,878	BS Payone GmbH

Lyoner Straße 25, Herriotstraße 6, 8, 10, Rhonestraße 7	Frankfurt am Main	85.5	5.4	5.3	31,544	Hochtief Solutions AG
Olof-Palme-Straße 35	Frankfurt am Main	76.2	4.4	8.3	26,575	AIR Liquide Global E&C Solutions Germany GmbH

Schönhauser Allee 36/Ecke Sredzki- und Knaackstr. 97	Berlin	72.5	4,1	5.7	30,577	Greater Union Filmpalast GmbH

Karl-Liebknecht-Straße 31, 33/Kleine Alexanderstr.	Berlin	63.3	3.3	2.9	24,454	Federal Agency for Real Estate
Prager Straße 118,120,122,126,128,130,132,134,136	Leipzig	58.0	3.4	7.7	45,016	City of Leipzig
Richard-Wagner-Straße 1, 2-3/Brühl 65, 67	Leipzig	57.4	3.4	3.2	26,374	Deutsche Bahn AG
Aroser Allee 60, 64, 66, 68, 70, 72, 72a, 74, 76, 78	Berlin	56.6	3.2	4.1	36,717	Vivantes Netzwerk für Gesundheit GmbH

	Location	Property value(1)	Annualized In-place Rent(1)	WALT(2)	Total lettable area(3)	Anchor tenant(s)
	(unaudited)
Helfmann-Park 8-10	Eschborn	53.0	3.3	3.2	18,281	Randstadt Deutschland GmbH
Englische Straße 27, 28, 30	Berlin	51.7	4.5	2.0	17,815	Daimler Real Estate GmbH
Bleichstraße 64-66	Frankfurt am Main	51.3	2.5	3.9	11,020	General Electric Deutschland Holding GmbH
Am Vögenteich 23	Rostock	47.8	3.1	15.2	19,470	OstseeSparkasse Rostock

Dircksenstraße 42-44	Berlin	44.0	1.7	4.5	9,643	PSI Aktiengesellschaft

Total		1,037.8	59.2	6.2	407,246

(1)	In € million.

(2)	In years.

(3)	In sqm and excluding parking space.

14.3.2	Retail Asset Class

As of September 30, 2017, the retail asset class of the Combined Group comprised 291 properties with an aggregate portfolio value of €1,339.8 million, making up the second largest portion of the overall portfolio of the Combined Group (41.5% of the aggregate portfolio of the Combined Group).

The following table provides an overview of the retail asset class of the Combined Group as of September 30, 2017:

	Berlin	North-East(1)	South-East(2)	Western Germany(3)
	(unaudited)
Portfolio value (in € million)	320.9	312.2	528.5	178.2
Annualized In-place Rent (in € million)	19.8	23.7	41.2	11.6
EPRA Vacancy Rate (in %)	1.3	2.7	2.9	0.8
WALT (in years)	6.3	5.3	6.3	7.8
Number of properties	37	54	186	14
Total lettable area (in thousand sqm)(4)	176.3	186.3	397.8	113.3

(1)	Comprises Brandenburg and Mecklenburg-Western Pomerania.

(2)	Comprises Saxony, Saxony-Anhalt and Thuringia.

(3)	Comprises, Bavaria, Baden-Wuerttemberg, Lower Saxony and North Rhine-Westphalia.

(4)	Excluding parking space.

Based on aggregate portfolio value as of September 30, 2017, no more than 24.0% of the retail asset class of the Combined Group is located in any one state of Germany, making this asset class less dependent on developments in any one state, region or city while at the same time providing upside due to the positive macro-economic developments in many growth areas throughout Germany.

For retail properties, TLG focusses on market-leading food retail chains as tenants such as those operating under the “EDEKA”, “Netto”, “Kaufland”, “REWE”, “Penny”, “Lidl” and “Aldi” brands. Furthermore, the “Hellweg” and “OBI” do-it-yourself chains are significant tenants of TLG’s retail properties. TLG considers itself one of the most important regional landlords for some of its retail tenants. The micro-locations in which TLG’s retail properties are located are particularly attractive for food retailers and other sellers of essential consumer goods because they enable the tenant to be a significant, in many cases even the dominant, retailer of the relevant consumer goods in the relevant catchment area. These properties are also attractive due to their modern standards. The Company believes that the strong positioning and tenant structure of its retail portfolio offers certain negotiation power when dealing with key tenants.

The following chart illustrates the focus of the retail asset class of the Combined Group on food retail chains as of September 30, 2017:

	Annualized In-place Rent(1)	Share of Annualized In-place Rent(2)
	(unaudited)
Food retail chains	49.0	50.9
Other	47.3	49.1

Total	96.3	100.0

(1)	In € million.

(2)	In %. The calculation of the share of Annualized In-place Rent only takes into account Annualized In-place Rent from the retail asset class of the Combined Group.

Long-standing relationships with key tenants help TLG lease new retail space quickly and have made it a go-to landlord for such tenants. The Company believes that its tenants particularly value TLG’s approachability, local roots and expertise and the long-standing trust developed between TLG as the lessor and major food retail chains as the tenants. As of September 30, 2017, the top seven tenants for properties in the retail asset class of the Combined Group accounted for 58.7% of the Annualized In-place Rent from that asset class.

The following chart provides an overview of the top seven tenants for properties in the retail asset class of the Combined Group as of September 30, 2017:

	Annualized In-place Rent(1)	Share of Annualized In-place Rent(2)	WALT(3)
	(unaudited)
EDEKA-Group (EDEKA, Netto Marken-Discount)(4)	26.9	28.0	8.2
REWE-Group (REWE, Penny)(5)	10.8	11.2	6.0
Kaufland(6)	6.7	7.0	6.2
OBI GmbH	4.1	4.3	8.5
Hellweg Die Profibaumärkte GmbH & Co. KG	4.1	4.2	7.2
LIDL Vertriebs-GmbH & Co. KG	2.1	2.1	7.3
Dirk Rossmann GmbH	1.8	1.9	4.8

Total	56.5	58.7	7.3

(1)	In € million.

(2)	In %. The calculation of the share of Annualized In-place Rent only takes into account Annualized In-place Rent from retail properties in the retail asset class of the Combined Group.

(3)	In years.

(4)

Includes EDEKA Grundstückgsgesellschaft Nordbayern-Sachsen-Thüringen mbH, EDEKA Handelsgesellschaft Nord mbH, EDEKA-MIHA Immobilien-Service GmbH, EDEKA-Markt Minden-Hannover GmbH, Netto Marken-Discount AG & Co. KG, Netto Marken-Discount AG & Co. KG c/o and CEV Handelsimmobilien GmbH.

(5)	Includes Penny-Markt GmbH, REWE Markt GmbH Zweigniederlassung Ost.

(6)

Includes Kaufland Vertrieb Sigma GmbH & Co. KG, Kaufland Gaststätten Betriebe, Kaufland Vertrieb 35 GmbH & Co. KG, KAUFLAND VERTRIEB KDSN GMBH, Kaufland Warenhandel Berlin/Brandenburg GmbH & Co. KG, Kaufland Warenhandel Brandenburg GmbH & Co.KG, Kaufland Warenhandel Mittel-Sachsen GmbH & Co. KG, Kaufland-Center-Berlin/Brandenburg GmbH & Co. KG.

TLG communicates with its retail tenants on a regular basis. When further expanding their operations, these tenants actively seek out and ask TLG to acquire and lease for them desired locations. They may even assume control of efforts associated with acquiring and developing such properties (e.g., obtaining building permits, architectural planning), thereby lowering TLG’s operational costs and making it easier to entirely meet its tenants’ requirements. For existing food retail properties, tenants oftentimes proactively try to extend existing lease agreements far ahead of the scheduled expiry dates prior to making considerable investments in modernizing and/or expanding leased space.

14.3.3	Hotel Asset Class

As of September 30, 2017, the hotel asset class included a total of seven properties with an aggregate portfolio value of €283.1 million, representing the third largest portion of the real estate holdings of the Combined Group (8.8% of the aggregate portfolio of the Combined Group).

The following table provides additional information on these seven hotel properties as of September 30, 2017:

	Location	Property value(1)	Rooms/ Apartments	Total lettable area(2)	Of which hotel area(2)	Lease Maturity(3)	Con-struction Year
	(unaudited)
THR Hotel (H4/H2-Hotel) Berlin Alexanderplatz	Berlin	109.6	625	33,942	26,907	13.4	2011
Steigenberger Hotel de Saxe	Dresden	48.6	185	13,487	12,284	19.2	2006
Motel One Dresden am Zwinger	Dresden	39.1	288	14,646	8,620	20.6	2013
Leipzig Marriott Hotel	Leipzig	27.0	239	21,382	15,019	10.0	1997
InterCity Hotel Dresden	Dresden	25.9	162	12,270	6,510	10.4	2008
Novum Select Hotel Berlin The Wall	Berlin	17.2	145/25	7,158	7,158	15.4	2012
Motel One Rostock	Rostock	15.7	180	6,603	5,230	21.0	2013

Total		283.1	1,824/25	109,488	81,729	15.2

(1)	In € million.

(2)	In sqm and excluding parking space.

(3)	In years and only for the anchor tenant of the respective hotel property.

Except for the Novum Select Hotel Berlin The Wall, all hotel properties are of mixed use (i.e., parts of the hotel property are also leased as offices, retail space or for other uses), allowing for risk diversification within the individual property. As of September 30, 2017, the EPRA Vacancy Rate for the hotel asset class of the Combined Group amounted to 1.7%. Lease agreements for the seven hotel properties generally provide for fixed lease payments, limiting TLG’s dependence on the performance of hotel operators. Two contracts provide for TLG to receive additional rent payments if the hotel operations prove to be particularly profitable (i.e., TLG only shares in the upside of this property). At the same time, only little effort is required by TLG to manage its hotel portfolio given that smaller refurbishments and repairs will generally be handled by the hotel operators themselves. With a WALT of 12.5 years as of September 30, 2017, the hotel asset class of the Combined Group allows for particular long-term stability and planning. Situated in good or very good locations in Berlin, Dresden, Leipzig and Rostock, it also shares in the upside potential of positive developments of property values in these dynamic cities.

14.3.4	Other Asset Class

As of September 30, 2017, a total of 50 properties with a portfolio value of €50.8 million comprised the “Other” asset class of the Combined Group, which accounted for only 1.6% of the aggregate portfolio of the Combined Group (based on aggregate portfolio value as of September 30, 2017). While properties in the “Other” asset class do not qualify for inclusion in the office, retail or hotel asset classes, the majority of these properties either generate a net cash inflow (i.e., rents exceed the costs associated with letting and maintaining these properties) or can be operated at little to no operating cost.

TLG will nevertheless seize attractive opportunities to divest properties from the “Other” asset class, if it is able to achieve proceeds at or above fair value, in order to invest such proceeds to further enhance the size and quality of the office, retail and hotel asset classes.

14.4	TLG’s Business Operations

14.4.1	Acquisitions and Disposals

TLG considers itself to be an active asset manager. It constantly aims to identify attractive opportunities to acquire additional properties and dispose of properties at attractive prices. While TLG’s transaction management is centrally operated from its Berlin-based headquarters, its local offices each have teams of employees, which are responsible for providing local market expertise and executing individual acquisitions and disposals. The acquisition and disposal process is centrally supervised by the portfolio management department as well as the member of the Management Board responsible for TLG’s portfolio management.

14.4.1.1	Acquisitions

TLG has a track record of successful strategic acquisitions. The following table provides an overview of successful acquisitions by the Combined Group for the periods indicated:

	For the year ended December 31,		For the nine months ended September 30,
	2015	2016	2017
	(unaudited) (in € million, unless otherwise specified)		(unaudited) (in € million, unless otherwise specified)
Acquisition volume office asset class	253.8	418.4	97.0
Acquisition volume retail asset class	291.5	176.6	249.8
Acquisition volume hotel asset class	–	55.0	–

Total acquisition volume	545.3	650.0	346.8
Number of properties	47	31	34
Total lettable area (in thousand sqm)(1)	309.8	402.2	227.7

(1)	Excluding parking space.

Acquisitions of new attractive office and retail properties meeting its investment criteria are a key part of TLG’s strategy. Depending on the type of asset, TLG focusses on the following types of properties:

•

For its office asset class, TLG focusses its acquisition efforts on office properties in A and B cities in Germany (i.e., Germany’s largest cities and larger regional cities) with favorable economic characteristics. TLG typically targets multi-use properties, preferably with a fair value exceeding €20 million. Furthermore, TLG specifically targets properties with EPRA Vacancy Rates of up to 30%, as the Company believes that it can acquire such properties at a discount and unlock additional value potentials through modernizations, refurbishments and active letting management.

•

For its retail asset class, TLG targets larger retail properties and portfolios in attractive micro-locations (i.e., lack of competition within the relevant catchment area), suitable for major food retail chains which are fully-let or almost fully-let, preferably with a minimum transaction value of €15 million. TLG may also acquire other retail properties such as specialist markets (Fachmärkte) suitable for do-it-yourself chains or similar tenants.

•

For its hotel asset class, TLG targets hotel properties in inner city locations of attractive A and B cities in Germany with long term lease agreements and large hotel operators. While hotels are less of a focus of TLG’s acquisition strategy compared to the office and retail asset classes TLG is particularly interested in mixed use properties (i.e., parts of the hotel property are also leased as offices, retail space or for other uses) or hotel properties included in portfolio transactions.

TLG’s acquisition process generally follows a multi-stage approach: TLG will typically first review any proposals received by the seller, conduct a first screening, a site-visit and pre-calculate how a particular acquisition could complement its overall portfolio, hand in an indicative bid, obtain a valuation report from TLG’s external property appraiser, prepare the financing of a potential acquisition, to the extent required, and finally proceed to negotiate the purchase agreement and conduct a thorough due diligence. TLG generally only acquires properties that it considers sufficiently attractive after completion of its disciplined acquisition process, which TLG applies to screening of acquisition opportunities in both western and eastern Germany.

14.4.1.2	Disposals

Profitable disposals of non-strategic properties have for a long time been part of TLG’s portfolio streamlining and growth process. In the future, TLG intends to continue its active portfolio management approach, including a regular turnover of properties:

•	which have been classified as non-strategic; or

•	for which a sale is in the interest of the overall portfolio quality; or

•	for which the offered price is particularly attractive and allows for a realization of proceeds that significantly exceed the fair value of the respective property.

TLG’s management decides on the disposal of properties on a property-by-property basis, taking into account a property’s fair value as well as overall and local market trends and developments. TLG may intensify its disposal efforts in the future, in particular during the course of the Integration.

Between September 30, 2017 and the date of this Prospectus, TLG has sold 24 properties with an aggregate property value of €34.1 million. Furthermore, as of the date of this Prospectus, it had signed agreements to sell eight additional properties with an aggregate property value of €3.8 million.

14.4.2	Tenant Management

TLG’s tenant management includes relationship management with its existing tenants, searches for prospective tenants, maintenance, repair and value-enhancing investments in TLG’s portfolio and the contracting of third-party facility management service providers. Such activities are organized locally. TLG’s headquarters nevertheless provide guidelines for local operations and constantly monitor performance and compliance with these guidelines.

TLG’s tenant management is run from the offices in Berlin, Frankfurt am Main, Dresden, Rostock, Leipzig and Erfurt as well as with limited support from external property managers. As of the date of this Prospectus, more than 25 employees are responsible for TLG’s local tenant management.

14.4.2.1	Relationships with Existing Tenants

All property-specific aspects relating to existing tenants are handled by TLG’s local offices and representatives. This process includes regular meetings with representatives of TLG’s main tenants. The Company believes that maintaining close business relationships with its tenants allows TLG to act proactively and responsively with regard to the demands of its key tenants. Property performance is reviewed on a regular basis and property-by-property business plans are reviewed in order to analyze the following items:

•	Potential value enhancements identified since the last business plan review;

•	Potential cost reductions identified since the last business plan review;

•	Property performance compared to the underwriting process; and

•	Potential risks associated with the property and measures taken to control those risks.

Furthermore, TLG conducts regular credit rating checks on its existing tenants to ensure that it has the relevant information on the creditworthiness of its tenant base.

14.4.2.2	Letting Activities

TLG’s letting activities are also organized locally. All discussions relating to lease agreements are handled by the responsible asset managers and/or the letting managers. TLG uses a wide array of sources to find suitable tenants including contacts with existing tenants, market knowledge of its local offices and real estate agents. However, it will at all times retain control of the letting process and decide for itself whether a tenant is suitable for the respective property. Prior to agreeing on any lease agreements, TLG will conduct a credit rating check on the prospective tenant.

14.4.2.3	Property Investments

By monitoring individual properties and maintaining close business relationships with its tenants, TLG identifies the potential and need for modernizations and expansions. Such opportunities are discussed between the local asset management and TLG’s Berlin headquarters. Actual modernizations and repair works are outsourced to experienced third-party providers.

14.4.2.4	Facility Management

TLG does not perform any actual facility management tasks itself. However, it does hire and supervise a number of experienced and well-known service providers such as Gegenbauer Holding SE & Co. KG, SPIE GmbH and WISAG Facility Management Berlin-Brandenburg GmbH & Co. KG to render such services and to ensure that TLG’s properties comply with all applicable building and security regulations.

14.4.3	Project Developments

While TLG is currently not involved in any significant project developments, it may engage in greater development activities on an opportunistic basis in the future in order to derive the maximum value from its portfolio and to capitalize on additional development opportunities. To this end, TLG plans to hire additional project development experts tasked with identifying and pursuing suitable development opportunities.

With respect to the office property located at Alexanderstraße 1, 3, 5 as well as the neighboring restaurant property located at Karl Liebknecht Straße 30 in Berlin, TLG has already secured a building right through a preliminary building permit (Bauvorbescheid) until 2019 for the development of this property. Furthermore, TLG is currently involved in advanced negotiations regarding the signing of a joint-venture agreement for a development project relating thereto.

In addition TLG’s portfolio comprises a number of additional properties or undeveloped plots of land with further development potential, in particular in Berlin and Dresden. The development potential of these properties and plots of land depends on various factors, such as the maturity of the relevant building right.

14.4.4	Employees

As experience and in-depth local market knowledge are fundamental for consistent performance in the commercial real estate industry, TLG’s success depends on its ability to attract, train, retain and motivate qualified personnel. TLG particularly aims to recruit young, qualified trainees and therefore offers a bachelor program, which allows such trainees to gain both valuable practical experience as well as obtain a bachelor of arts.

Nevertheless, TLG’s workforce has decreased in recent years from 136 permanent and nine temporary employees as of December 31, 2014 to 116 permanent and six temporary employees as of December 31, 2015, further decreasing to 106 permanent and five temporary employees as of December 31, 2016 and finally 106 permanent and three temporary employees as of September 30, 2107. As of the date of this Prospectus, TLG’s workforce, including employees of WCM, comprises 124 permanent and three temporary employees.

14.5	Material Agreements

14.5.1	Financing Agreements of TLG

As of September 30, 2017, TLG’s liabilities due to financial institutions amounted to €970.3 million (including accrued interest). Those included land-charge secured loans from 18 banks with individual carrying amounts of up to €87.7 million. The weighted average debt maturity was 6.1 years.

The table below provides a summary of TLG’s loan agreements with carrying amounts of more than €50.0 million as of September 30, 2017:

Bank	Carrying amount(1)	Maturity
	(unaudited)
Bayerische Landesbank	87.7	2023
Landesbank Hessen-Thüringen Girozentrale	80.5	2027
Berlin Hyp AG	79.6	2026
Berliner Sparkasse	68.7	2025
DG Hyp AG	59.9	2025
Commerzbank AG	53.8	2027
Berlin Hyp AG	51.1	2020

(1)	In € million.

TLG’s loans bear interest at fixed rates or at variable rates of three-month EURIBOR plus margin. Approximately 99.8% of the outstanding floating-rate loan amount is currently hedged by fixed-for-floating swaps. As of September 30, 2017, TLG’s average cash interest rate amounted to 2.11%. The rates for the relevant loans depend, inter alia, on the quality of the properties securing the loan, the market conditions at the time the loan was raised, the term and the financial leverage in respect of the financed properties. The interest rate for some of the loans can increase if extraordinary events occur.

The terms provide for regular repayments of the loans during their respective terms, up to 5% per annum of the initial loan amount through different repayment provisions (e.g., fixed amortization rates or annuities), or repayment at maturity of the respective loan.

Land charges have been granted over the properties used as security for the relevant loans. The loans are typically also secured by pledges or assignments of the claims under interest hedging instruments and assignments of rent payments, purchase price claims and insurance claims. Some loan agreements also provide for pledges of special purpose accounts.

The loan agreements typically contain financial covenants customary for real estate borrowings, in particular with respect to the loan-to-value ratio. Most loan agreements require certain maximum loan-to-value ratios, calculated as the quotient of the outstanding loan amount (including senior-ranking loans) and the value of the borrowers’ properties. The value of the individual portfolios was determined before the first utilization and will be determined again during the term of the loan. The maximum loan-to-value ratios allowed depend on the quality and size of the financed properties, the market conditions at the time the loan was provided and the lender, and range from 55% to 78%. Many loan agreements also contain liquidity-related financial covenants such as minimum interest or debt-service cover ratios or maximum debt-to-rent ratios. In addition, many loan agreements also contain an equity ratio covenant of at least 30%. The breach of financial covenants usually allows the bank to terminate the respective loan and claim early repayment of the entire loan unless the breach is cured by a (partial) repayment, or, as the case may be, the granting of additional security interest. As of the date of this Prospectus, TLG is not in breach of any material financial covenants.

The loan agreements contain representations, information, corporate and property-related undertakings and termination rights customary for real estate borrowings. There is no indication that any representations or material undertakings have been breached. Termination rights exist if (interest, amortization or other) payments are not made when due, financial covenants are not complied with, the borrower becomes insolvent or defaults on other financial liabilities, representations or warranties turn out to have been incorrect, information obligations are violated by TLG or other material contractual obligations are not complied with (unless the respective violation can be and is cured within a contractually specified period). In addition, some of the loan agreements contain termination rights of the respective bank if the control over the Company changes. In most cases, loan agreements also incorporate the respective bank’s general terms and conditions or similar standard terms that contain very broad termination rights, in particular the right to terminate the loan if there is, or threatens to be, a substantial deterioration in the financial circumstances of the respective borrower or in the value of a security granted as a result of which the repayment of the loan is jeopardized even if this security is realized.

Following the issuance of the 2017 Notes (see “14.5.2 2017 Notes”), TLG has already utilized parts of the proceeds from the issuance of the 2017 Notes to refinance financial liabilities due on November 30, 2017 in an aggregate amount of approximately €32.6 million and to repay certain land charge secured loans in an aggregate amount of approximately €76.1 million provided by four different banks.

14.5.2	2017 Notes

On November 27, 2017, the Company issued unsecured fixed rate notes in an aggregate principal amount of €400.0 million and a denomination of €100,000 each (the “2017 Notes”). The 2017 Notes bear interest with a fixed interest rate of 1.375% per annum. Interest payments are made annually in arrears on November 27. The 2017 Notes are listed and admitted to trading on the regulated market of the Luxembourg Stock Exchange (Bourse de Luxembourg).

The terms and conditions of the 2017 Notes contain certain covenants limiting the incurrence of new financial indebtedness by TLG. These covenants relate to TLG’s loan-to-value-ratio, its interest-coverage-ratio and the secured-debt-to-total-assets-ratio.

The 2017 Notes become due and payable on November 27, 2024. According to the terms and conditions of the 2017 Notes, the Company may redeem the 2017 Notes at any time in whole but not in part, together with any accrued interest thereon, upon no less than 45 days’ and no more than 60 days’ prior notice. In case of a premature redemption, the repayable amount is the higher of (i) the principal amount per 2017 Note and (ii) the discounted market price per 2017 Note as calculated by the calculation agent.

Moody’s Investors Service Limited has rated the 2017 Notes Baa2 (stable outlook).

TLG has already utilized parts of the proceeds from the issuance of the 2017 Notes to refinance financial liabilities in an aggregate amount of approximately €298.1 million (see “14.5.1 Financing Agreements of TLG” and “14.5.3 Financing Agreements of WCM”).

14.5.3	Financing Agreements of WCM

As of September 30, 2017, WCM’s liabilities to credit institutions amounted to €476.3 million. These liabilities included land-charge secured loans from five banks with individual carrying amounts of up to €74.2 million. The weighted average debt maturity was 4.9 years (assuming exercise of extension options, if any).

The table below provides a summary of WCM’s loan agreements with carrying amounts of more than €40.0 million as of September 30, 2017:

Bank	Carrying amount(1)	Maturity
	(unaudited)
Landesbank Hessen-Thüringen Girozentrale	74.2	2019	(2)
Deutsche Pfandbriefbank AG	61.9	2025
Landesbank Hessen Thüringen Girozentrale	60.9	2018 – 2022	(3)
Landesbank Hessen Thüringen Girozentrale	59.6	2018 – 2019	(4)
Deutsche Pfandbriefbank AG	42.0	2019

(1)	In € million.

(2)	Includes an option for WCM to extend the loan until 2024 under certain circumstances.

(3)	The loan comprises three tranches of €48.2 million due in 2022, €5.1 million due in 2019 and €7.5 million due in 2018, respectively.

(4)	The loan comprises two tranches of €54.2 million due in 2019 (including an option of WCM to extend the tranche until 2022) and €5.4 million due in 2018, respectively.

WCM’s loans bear interest at fixed rates or at variable rates of three month EURIBOR plus margin. The outstanding floating rate loan amount is currently not hedged. As of September 30, 2017, WCM’s average cash interest rate amounted to 1.9% (excluding interest rate step-ups for failure to comply with tenant easements (Mieterdienstbarkeiten)). The rates for the relevant loans depend, inter alia, on the quality of the properties securing the loan, the market conditions at the time the loan was raised, the term and the financial leverage in respect of the financed properties. The interest rate for some of the loans can increase if extraordinary events occur.

The terms provide for regular repayments of the loans during their respective terms, up to 19.62% per annum of a tranche through different repayment provisions (e.g., fixed amortization rates or annuities), or repayment at maturity of the respective loan.

Land charges have been granted over the properties used as security for the relevant loans. The loans are typically also secured by various assignments, including rent payments, purchase price claims, insurance claims, various accounts and shares in property holding subsidiaries.

The loan agreements typically contain financial covenants customary for real estate borrowings, in particular with respect to the loan to value ratio. Most loan agreements require certain maximum loan to value ratios, calculated as the quotient of the outstanding loan amount (including senior ranking loans) and the value of the borrower’s properties. The value of the individual portfolios was determined before the first utilization and will be reassessed during the term of the loan. The maximum loan-to-value ratios allowed depend on the quality and size of the financed properties, the market conditions at the time the loan was provided and the lender, and range from 60% to 80%. Many loan agreements also contain liquidity related financial covenants such as minimum debt-service-cover ratios or maximum debt-to-rent ratios. In addition, some loan agreements also contain a minimum WALT covenant or a maximum vacancy rate covenant. The breach of financial covenants usually allows the bank to terminate the respective loan and claim early repayment of the entire loan amount, unless the breach is cured by a (partial) repayment, or, as the case may be, the granting of additional security interest. As of the date of this Prospectus, WCM is not in breach of any material financial covenants.

The loan agreements contain representations, information, corporate and property related undertakings and termination rights customary for real estate borrowings. There is no indication that any representations or material undertakings have been breached. Termination rights exist if (interest, amortization or other) payments are not made when due, financial covenants are not complied with, the borrower becomes insolvent or defaults on other financial liabilities, representations or warranties turn out to have been incorrect, information obligations are violated or other material contractual obligations are not complied with (unless the respective violation can be and is cured within a contractually specified period). In addition, some of the loan agreements contain termination rights of the respective bank if the control over the borrower changes. The relevant termination rights were waived in connection with the Takeover Offer. In most cases, loan agreements also incorporate the respective bank’s general terms and conditions or similar standard terms that contain very broad termination rights, in particular the right to terminate the loan if there is or threatens to be a substantial deterioration in the financial circumstances of the respective borrower or in the value of a security granted as a result of which the repayment of the loan is jeopardized even if this security is realized.

Following the issuance of the 2017 Notes (see “14.5.2 2017 Notes”), TLG has already utilized parts of the net proceeds from the issuance of the 2017 Notes to refinance financial liabilities of WCM in an aggregate amount of approximately €189.4 million provided by three different banks.

14.5.4	Inter-Company Agreements

14.5.4.1	Domination Agreement between the Company and WCM AG

For a description of the Domination Agreement between the Company and WCM AG, see “12.2 Domination Agreement between the Company and WCM AG”.

14.5.4.2	Domination and Profit Transfer Agreements

The Company has entered into domination and profit transfer agreements with the following subsidiaries:

•	Hotel de Saxe an der Frauenkirche GmbH;

•	TLG CCF GmbH;

•	TLG Fixtures GmbH;

•	TLG MVF GmbH; and

•	TLG Sachsen Forum GmbH.

Essentially, the domination and profit transfer agreements comprise the placement of the respective subsidiary under the management of the Company, establish a duty to transfer the full profits of the respective subsidiary to the Company and oblige the Company to assume the losses of the respective subsidiary. In particular, the domination and profit transfer agreements serve to establish a consolidated tax group for corporate income and trade tax purposes. 100% of the shares in each of the aforementioned companies are held directly by the Company. Due to the lack of external shareholders, the Company is neither obliged to pay recurring compensation within the meaning of Section 304 of the German Stock Corporation Act (Aktiengesetz) nor exit compensation within the meaning of Section 305 of the German Stock Corporation Act (Aktiengesetz).

The domination and profit transfer agreements provide for a minimum term of five years. If not terminated at least six months prior to their expiration, they are renewed for another year. The right to early termination for cause remains unaffected.

14.5.5	Purchase Agreements

14.5.5.1	Astropark

On June 29, 2017, the Company entered into a purchase agreement with MK Astro Lux Property S.à r.l. for the purchase of an office property in Frankfurt am Main with a total lettable area of approximately 38,878 sqm. The total investment in an amount of approximately €97.0 million was primarily financed through a loan in an amount of €54.0 million, and the acquisition closed on September 1, 2017.

14.5.5.2	Klenow-Tor

On November 2, 2017, the Company entered into a purchase agreement for the Klenow-Tor retail property in Rostock with a total lettable area of approximately 16,500 sqm for a total investment volume of €18.6 million. The property is almost fully let and closing occurred on January 1, 2018.

14.5.5.3	Onyx Portfolio

On November 8, 2017, the Company entered into a purchase agreement for the acquisition of 94.9% of the shares in PEREF Priscus S.à r.l. and PEREF Verus S.à r.l., which together hold the Onyx Portfolio of 27 retail properties with an aggregate lettable area of approximately 60,631 sqm. Based on portfolio value as of the signing date, 93.6% of these properties are located in the region “Western Germany” of TLG’s retail asset class and the Rhineland Palatinate, while 6.4% are located in the “South East” region. The total investment volume amounts to €95.2 million and closing occurred on December 18, 2017.

14.5.5.4	Theodor-Heuss-Anlage

On December 22, 2017, the Company entered into a purchase agreement for an office property located at Theodor-Heuss-Anlage 12 in Mannheim with a total lettable area of approximately 25,390 sqm for a total investment volume of €50.7 million. Closing is expected to occur in March 2018.

14.5.5.5	Office Property in Eschborn

On January 18, 2018, the Company entered into a purchase agreement for an office property located in Eschborn with a total lettable area of approximately 7,800 sqm for a total investment volume of €14.5 million. Closing is expected to occur in April 2018.

14.5.6	Other Material Agreements

14.5.6.1	Restitution Agreement

TLG has been and may in the future be subject to third-party claims in connection with restitution and compensation claims. Under the German Asset Act (Vermögensgesetz) former owners of assets that were dispossessed either by the national socialist government between January 30, 1933 and May 8, 1945 or by the former German Democratic Republic (Deutsche Demokratische Republik) can demand the restitution of such assets. If returning the assets is impossible due to a valid sale to a third party the former owners have compensation claims under the German Investment Priority Act (Investitionsvorranggesetz). The German Asset Allocation Law (Vermögenszuordnungsgesetz) provides for similar regulations.

In order to ensure that such third-party claims would not prevent a privatization of TLG, the Federal Institute for Special Tasks Arising from Unification (Bundesanstalt für vereinigungsbedingte Sonderaufgaben) (“BVS”), a federal office of Germany and the successor of Treuhandanstalt (“THA”)), and TLG on December 20, 2007 entered into an agreement for the cumulative assumption of liabilities regarding restitution claims brought against TLG. Under this agreement, the BVS will indemnify and hold harmless TLG against claims arising out of or in connection with the aforementioned restitution laws. Thus, any claims brought against TLG in connection with the aforementioned restitution laws will be fulfilled by the Federal Republic of Germany. As of the date of this Prospectus, a total of three of TLG’s properties are subject to claims under the aforementioned restitution laws.

14.5.6.2	Social Charter

In connection with its privatization, TLG assumed an obligation to adhere to the social charter (Sozialcharta) agreed between the private investors who acquired the Company and the Federal Republic of Germany on December 12/13, 2012, and relating to 131 residential tenants in the “Other” asset class as of the date of this Prospectus.

The social charter provides special protection for elderly and disabled tenants as well as their legal successors by limiting TLG’s ability to terminate lease agreements with these tenants and prohibiting TLG from increasing rents for so-called luxury modernizations (Luxusrenovierungen) (i.e., modernization measures after which the respective property appeals to a target group of tenants differing from the pre-modernization tenant structure). In this context, when disposing of residential properties protected by the social charter TLG must ensure that the buyer of the respective property assumes TLG’s obligations under the social charter. Failure to comply with the obligations under the social charter would force TLG to pay a contractual penalty of at least €100,000.00 per residential unit concerned.

14.6	Material Litigation

In the course of TLG’s business activities, the Company and its subsidiaries are regularly parties to legal disputes, including rental and warranty disputes. As of September 30, 2017, the aggregate amount of claims brought against the Combined Group amounted to approximately €1.7 million and the aggregate amount of claims brought by the Combined Group amounted to approximately €2.0 million (both excluding costs and interest). As of that same date, TLG and WCM had made provisions in the aggregate amount of €0.5 million for legal disputes and litigation-related costs.

WCM AG is currently challenging a tax assessment by the competent tax authorities and has filed a lawsuit against the assessment of RETT in an amount of €4.95 million with the Fiscal Court of Hesse (Hessisches Finanzgericht). Given that WCM AG has already fulfilled the relevant tax claim to reduce the risk of default interest, it is now claiming repayments in this amount. In addition, River Frankfurt Immobilien GmbH challenging a tax assessment by the competent tax authorities and has filed a lawsuit against the assessment of RETT in an amount of €2.15 million with the Fiscal Court of Hesse (Hessisches Finanzgericht).

WCM AG is currently involved in hearings with BaFin relating to certain transactions of WCM AG in December 2014 (i.e., various acquisitions, a rights offering and capital increase against contributions in kind as well as debt financing). BaFin is of the opinion that an ad-hoc notification relating to the consummation of these transactions should have been published earlier, while WCM AG believes that such publication was made in compliance with any applicable laws. BaFin has not informed WCM AG whether it will impose any administrative fines for the alleged delay of disclosure. Even if BaFin ultimately were to take the view that WCM AG has not complied with applicable disclosure requirements, the Company believes that any administrative fine imposed by BaFin would likely not exceed €0.2 million.

Apart from the proceedings described above, TLG is not a party to any governmental, legal or arbitration proceedings (including any pending or threatened proceedings) during the last twelve months, with a value exceeding €1.0 million or which may have, or have had, significant effects on its financial position or profitability.

15.    REGULATORY ENVIRONMENT

TLG’s real estate portfolio and business activities are subject to a variety of private and public laws and regulations in Germany. If TLG fails to comply with any of these laws and regulations, it may be subject to civil liability, administrative orders, fines, or even criminal sanctions.

The following provides a brief overview of selected federal regulations and the state regulations of Berlin, Brandenburg, Hesse, Mecklenburg-Western Pomerania, Saxony, Saxony-Anhalt and Thuringia that are applicable to TLG’s business operations.

15.1	Tenancy Law for Commercial Properties

Unlike tenancy law for residential properties, German tenancy laws for commercial properties generally provide landlords and tenants with a broader framework within which they can structure the lease agreements. General terms and conditions (allgemeine Geschäftsbedingungen (AGB)) used between entrepreneurs are, in principle, also subject to a less strict review than the ones used for private lease agreements. There are, however, certain areas in which legal restrictions may limit a landlord’s negotiating power. Furthermore, the parties are required to adhere to strict form requirements to avoid early termination rights.

15.1.1	Strict Written Form Requirements

German tenancy law generally requires that lease agreements with a term of more than one year must be concluded and amended in written form. The requirements to comply with the written form have been specified by comprehensive case law. Lease agreements that do not comply with written form requirements are not automatically void. Rather, they are deemed to have been concluded for an indefinite period, with the consequence that they can be terminated at the earliest at the end of one year after handover of the leased property to the tenant in accordance with the statutory notice period. For commercial premises, the notice of termination is admissible at the latest on the third working day of a calendar quarter towards the end of the next calendar quarter.

Against the background of extensive existent and further evolving case law on the non-compliance with the strict written form requirement of lease agreements (e.g., resulting from an addendum to a lease agreement that does not comply as such with the strict written form requirement), there is a risk that such lease agreement may no longer satisfy the originally or now applicable requirements. As a result, such lease agreement could – regardless of the agreed-upon fixed term – be terminated within the statutory notice period. According to a recent decision of the Federal Supreme Court (Bundesgerichtshof), even clauses that were aimed at curing potential violations of the strict written form requirements are null and void.

15.1.2	Operating Costs

Regarding the operating costs of commercial tenancies, most of the ongoing costs of the property accruing to the landlord may essentially be apportioned to the tenants. However, this requires a clause in the lease agreement stipulating explicitly and specifically which operating costs shall be borne by the tenant. These clauses have to be even more specific and transparent if they can be considered to be general terms and conditions presented by the landlord to the tenant. With respect to heating costs, further legal provisions are contained in the Heating Costs Ordinance (Heizkostenverordnung), banning lump-sum cost-bearing clauses and restricting the landlord’s leeway in apportioning heating costs among tenants. Furthermore, costs that do not adhere to the landlord’s statutory obligation to take a cost-effective approach (Wirtschaftlichkeitsgebot) may also not be apportioned to tenants and may even result in the landlord’s liability.

15.1.3	Maintenance Costs; Cosmetic Repairs; Final Decorative Repairs

Lease agreements for commercial properties may generally transfer the responsibility for the maintenance and repair of let properties to tenants. This general principle is limited to the extent that the costs of maintenance and repairs to the roof and building structures cannot be charged to the tenant at all under general terms and conditions. Furthermore, only certain costs may be charged to tenants through general terms and conditions (e.g., costs that are the result of damages caused by the respective tenant’s contractual use of the property). In addition, the costs for spaces and installations that are jointly used by several tenants may not be fully transferred to tenants by use of general terms and conditions. Instead, case law on general terms and conditions requires a contractual limitation on the amount apportioned. Any exceeding costs must be borne by the landlord.

Expenses for cosmetic repairs (Schönheitsreparaturen) may, in principle, be allocated to tenants, provided that the obligation to carry out ongoing cosmetic repairs is not combined with an undertaking to perform initial and/or final decorative repairs. However, general terms and conditions may not allocate costs for cosmetic repairs to tenants if the execution of such repairs is set to a fixed schedule (starrer Fristenplan) or if the tenant is otherwise unfairly disadvantaged (unangemessen benachteiligt).

There is a trend in the case law of the German Federal Supreme Court (Bundesgerichtshof) to the effect that restrictions originally developed for residential tenancy law are increasingly being applied to lease agreements for commercial properties. This may result in provisions contained in commercial lease agreements no longer being valid in the future and thus increasing the costs to be borne by the landlord. The same could apply to measures already carried out by tenants or at tenants’ expense that are claimed back by them following new case law.

15.2	Land-use Regulations

15.2.1	German Planning Law

Under German planning law (Bauplanungsrecht), municipal planning authorities have a considerable amount of discretion (Ermessensspielraum) in exercising their planning competence. They are, however, required by law to take into account private interests as well as to pursue a number of prescribed objectives, including sustainable urban development and the protection of natural resources. Formal planning by municipalities under the Federal Building Act (Baugesetzbuch) takes a two-tiered approach:

On the first level, each municipality can issue a preparatory land-use plan (Flächennutzungsplan) that represents, with respect to the entire municipal territory, a basic classification of land uses according to urban development objectives and the needs of the municipality. A preparatory land-use plan may, inter alia, determine for which purpose specific areas should be used in the future or which areas should be made available for environmental purposes, but, in principal, does not create or affect individual rights.

On the second level, zoning plans (Bebauungspläne) may determine the use of land in designated areas. A zoning plan has to comply with the applicable preparatory land-use plan and establishes the legally binding rules with respect to matters such as the size of plots and the height, density and specific use of buildings erected on a plot and may also designate land as being reserved for public purposes, industrial use, mixed use, social housing, infrastructure, open spaces, and protected areas. Changes to a zoning plan may restrict the future use of a certain property and even affect existing lease agreements. Where no development plans exist, the question whether a building project is permissible depends on whether the building project is to be realized in an already built-up district or on the periphery. In the first case, the permissibility basically depends on the building project’s compatibility with the existing buildings in the vicinity and their specific use. Outside built-up districts, projects are only permissible subject to very narrowly defined requirements which are generally not met by buildings designated for office use.

15.2.2	Urban Restructuring Planning

Municipalities may designate special urban planning zones (Gebiete des besonderen Städtebaurechts) in order to remediate specific planning deficiencies or facilitate specific urban developments. These planning zones are regulated by the Federal Building Act. The act provides for different types of special urban planning zones, such as restructuring areas (Sanierungsgebiete), conservation areas (Erhaltungsgebiete), development areas (Entwicklungsgebiete) or restructuring areas (Stadtumbaugebiete). Properties located in special urban planning zones may be subject to certain restrictions.

For instance, in restructuring areas, the sale and encumbrance of properties as well as the conclusion of a fixed-term lease agreement exceeding one year or reconstruction and refurbishment measures (e.g., construction work, earth works and changes in use) are generally subject to special consent by the competent municipal authorities. Most importantly, such properties may only be sold at prices approved by the competent municipal authorities, and approval is generally only granted if the proposed price excludes any value gains from restructuring measures. Property owners may, however, negotiate the lifting of such limitations, which is usually granted in exchange for compensatory payments.

15.3	Building Regulations

German building laws and regulations of the German Federal States (Bauordnungsrecht der Bundesländer) are very comprehensive and contain numerous provisions including permissible types of buildings, building materials, statics, proper workmanship, stability, heating, fire safety, means of warning and escape in case of emergency, access and facilities for the fire service, hazardous and offensive substances, noise protection, parking spaces, ventilation and access and facilities for disabled people.

15.4	Protection of Existing Buildings

Owners of buildings erected and used in compliance with building permits (Baugenehmigungen) which have become final and absolute (bestandskräftig) benefit, in principle, from the constitutional protection of property with respect to such buildings. This means that the local building authorities must generally tolerate the respective building and its use, even though the building permit may be unlawful or the planning or legal situation may have changed since the granting of the permit.

Nevertheless, as an exception to this general rule, the competent authority may, under certain circumstances, demand alterations to buildings on grounds of safety (e.g., fire safety) or health risks from a property. While mere non-compliance with prevailing regulations generally does not warrant such orders, the occurrence of concrete safety or health risks with respect to users of the building or the general public allows the competent authority to demand immediate action from the owner. Relevant risks in this regard include fire risks, traffic risks, risks of collapse and health risks from injurious building materials such as asbestos. To the Company’s knowledge, there are no official orders demanding any alterations to existing buildings owned by TLG as of the date of this Prospectus.

The protection of existing buildings, as a rule, does not cover alterations to such buildings or changes in the type of use. Hence, in both cases, a new building permit is generally required, which must respect the then-applicable planning situation and building regulations. However, the building authority may under certain circumstances grant an exemption from the zoning plan if the intended use or alteration is not covered by the zoning plan.

15.5	Energy Saving Regulation

Under the German Energy Saving Act (Energieeinsparungsgesetz) and the German Energy Saving Ordinance (Energieeinsparverordnung) (together “EnEV”), owners of buildings are subject to various energy-efficiency requirements. For instance, under the EnEV, owners are, in case of an intended sale or lease of a building, obliged to provide potential buyers or tenants with an energy certificate (Energieausweis) (i.e., a special certificate that discloses the property’s energy efficiency). The energy certificate must be handed over during the first viewing of the property at the latest. In case there is no inspection of the property and the other party does not request the energy certificate, it must nonetheless be handed over immediately after the conclusion of the sale and purchase or lease agreement. Furthermore, real estate advertisements in commercial media must include specific information from the energy certificate and, generally, owners of buildings with more than 500 sqm of usable area and strongly frequented by the public (starker Publikumsverkehr) have to display the respective building’s energy certificate in a visible place, as soon as the energy certificate is available. The energy certificate is generally valid for ten years.

The EnEV also includes various regulations regarding reconstruction works designed to improve energy efficiency. In general, the owner of a commercial property must comply with various requirements under the EnEV in case modification measures, such as modernization measures and expansions of existing properties, are carried out. Certain requirements, relating, inter alia, to the insulation of ceilings and to boilers, must be complied with regardless of whether any modification measures are implemented. Also, the EnEV includes various energy-saving requirements which must be complied with in case new buildings are erected or new installations are put into operation. Operators of cooling systems with cooling power in excess of twelve kilowatt hours must regularly inspect their energy efficiency. Failure to comply with the EnEV can be sanctioned as an administrative offense. It may be expected that the EnEV and comparable regulations will be modified further and increase requirements on energy consumption by buildings, particularly in case of new buildings and modernizations.

The Renewable Energies Heat Act (Eneuerbare-Energien-Wärmegesetz) intends to reduce the primary energy demand (Primärenergiebedarf) in Germany. The act requires that part of the heat energy demand of newly constructed buildings must be covered with renewable energies.

15.6	Monument Protection

Monument protection is generally regulated by the federal states through heritable protection laws (Denkmalschutzgesetze) which apply with different degrees of limitations. In some federal states, a building is only deemed a monument if specified in a list of monuments, whereas in other states the listing has no constitutive effect. If the building is under monument protection, the owner is obligated to preserve the building using reasonable efforts. Partial or total demolition or any change in the appearance of a protected building generally requires the consent of the competent authority. In some federal states, such consent is also required for any change of purpose. In particular, changes to the room layout of a building or space allocation may be prohibited even if the layout or allocation in question does not meet contemporary market requirements. In some federal states, the owner of a protected building is further required to notify the competent authority of an intended sale of the property. In such case, some federal states reserve a preemption right for the municipality.

As of September 30, 2017, 41 of TLG’s properties were subject to some form of monumental protection. Thereof, 18 properties were subject to individual protection, meaning that parts of such properties (e.g., roofs, facades, installations) are considered to be of cultural value and may only be altered, modernized or demolished with prior written approval from the competent authorities, if at all. As of the same date, 23 properties were subject to ensemble protection, whereby whole ensembles of buildings are considered of cultural value. Alterations to the appearance of such buildings may only be made with prior written approval from the competent authorities. Also, the modification of properties adjacent to a monument may require approval if such modification can affect the condition or appearance of the monument (Umgebungsschutz).

As of September 30, 2017, a further nine properties were subject to ground monument protection given that they cover archaeological sites (e.g., ancient foundations, burial sites). Such ground monumental protection generally does not affect the use of buildings situated on these properties. Major earthworks on such properties may however be delayed or prohibited to preserve ground monuments. Owners of monuments are, as a rule, obliged to preserve and foster the monument.

15.7	Improvement and Development Charges

Property owners may be required to pay certain public charges related to such property. Development charges (Erschließungsbeiträge) are levied for the initial construction and improvement charges (Ausbaubeiträge) for subsequent improvements of development installations (Erschließungsanlagen) such as public roads. Municipalities may only claim development charges once the initial construction of the respective development installation has been completed. Improvement charges may be claimed for each improvement (i.e., improvement charges may be levied repeatedly in case of future improvements of existing development installations).

Both development and improvement charges may be claimed from the owner of a property which benefits from the respective development installations (i.e., usually only from owners of adjacent properties). However, some German federal states allow municipalities to create certain areas and to claim improvement charges from all owners of properties in these areas. Such improvement charges are claimed on a periodic basis and cover improvement costs occurring in the respective area (wiederkehrende Straßenbeiträge).

15.8	Public Easements

Many German federal states ensure compliance with statutory requirements for the erection and use of buildings through public easements (Baulasten), which require the owner of a property to tolerate, perform or omit specific acts with respect to the relevant property. Such public easements may, in particular, restrict the use of a property and future modifications, thereby reducing the commercial value of the respective property.

The competent governmental authorities maintain specific registers for public easements (Verzeichnis öffentlicher Baulasten). Once registered, a public easement is also effective vis-à-vis any legal successor of the current owner (e.g., any purchaser of the respective property). Public easements may only be terminated with the consent of the competent governmental authority.

15.9	Regulation Relating to Environmental Damage, Contamination and Property Maintenance

In addition to German tenancy law, TLG’s commercial real estate portfolio is subject to various rules and regulations relating to the remediation of environmental damage and contamination.

15.9.1	Soil Contamination and Disposal of Contaminated Material

Pursuant to the German Federal Soil Protection Act (Bundesbodenschutzgesetz), the responsibility for existing contamination (Altlasten) and/or harmful soil alterations (schädliche Bodenveränderungen) (together, “Contamination”) lies with, among others, the actual polluter, the polluter’s universal successor, the current owner of the property, the party in actual control of the property and, if the title was transferred after March 1, 1999, the previous owner of the property if he knew or must have known about the Contamination. There is no general statutory ranking as to which of the aforementioned parties is primarily liable. Rather, this decision is made at the discretion of the competent local authority (Bodenschutzbehörde), which will take into account the effectiveness of remediation as a prevailing factor. Thus, the current owner of the contaminated property is usually the first party to be held responsible because the owner is generally in the best position to undertake the necessary remediation work. However, a former owner may be ordered to carry out remediation work if the current owner’s financial condition appears to be unsound. Other responsible parties may be required to indemnify the party that carried out the remediation work under a statutory provision. This provision can, however, be waived by way of an express contractual agreement. Furthermore, liability is not based on fault; thus, the German Federal Soil Protection Act does not require the relevant local authority to prove negligence or intent on the part of the liable parties.

Administrative powers arising from the German Federal Soil Protection Act authorize the relevant local authority to require risk inspections, investigations, remedial measures and other measures necessary for the prevention of residual pollution or harmful changes in the soil.

The respective Ministries of Environment of both the German Federal Government and the Federal States have established a joint working group (Bund/Länder-Arbeitsgemeinschaft Abfall (“LAGA”)) in order to ensure a homogenous enforcement of laws relating to waste and disposal legislations. LAGA publishes information sheets, regulations, guidelines and sample administrative provisions. In its most significant communication from 1997, the so-called LAGA M 20, as last amended by its fifth edition of November 6, 2003, LAGA has defined various classification categories, by which, inter alia, the treatment and disposal of soil excavation and demolition waste are governed. These classification categories range from emplacement class LAGA Z 0 (unrestricted emplacement for soil-related uses) over emplacement class LAGA Z 1 (restricted emplacement in certain construction types) and LAGA Z 2 (restricted emplacement with technical safety measures) to emplacement classes LAGA Z 3, LAGA Z 4 and LAGA Z 5, which do not allow for emplacement, but require disposal of the respective material.

Civil law liability for Contaminations can arise from contractual warranty provisions or statutory law. Warranty obligations can generally be waived or can be limited by contract. According to statutory provisions, the perpetrator of the Contamination can be held liable for damages or for the remediation of the Contamination and its consequences. TLG could be subject to such liability if a property that TLG currently owns or formerly owned is detrimentally affecting the property of one or more third parties. This civil liability exists independent of official action taken under the German Federal Soil Protection Act.

15.9.2	War Ordnance

In Germany, the federal states are responsible for the clearance of ordnance and other remnants of war. Substantial differences exist with respect to the organization, competencies and financing of clearance operations. Most states have installed public services charged with the clearance of war ordnance, while other states leave such clearance to private specialized firms. All states assume, and dispose of, the unexploded ordnance themselves. However, the extent to which a private investor or an owner of contaminated real estate incurs liabilities in connection with the clearing of remnants of war, including preparatory measures like the disposal of plants and layers of soil or preventive search measures, where the initial suspicions prove unfounded, varies from federal state to federal state.

15.9.3	Asbestos Regulation

German law imposes obligations to remediate asbestos contamination under certain circumstances. Under the asbestos guidelines (Asbest-Richtlinien) of the German federal states, the standard for determining a remediation obligation is the presence of any health threat. The law distinguishes between friable asbestos, which is capable of releasing asbestos fibers into the air as it ages or breaks, and non-friable asbestos, from which asbestos fibers are usually not released and which therefore poses a limited risk to human health. Except in the event of structural alterations, there is generally no obligation to remove non-friable asbestos under the asbestos guidelines.

Friable asbestos is generally found in construction materials that provide fire safety, noise abatement, moisture protection, heat insulation and thermal protection. The asbestos guidelines set out criteria used in assessing the urgency of remedying contamination, ranging from immediate action (including demolition, removal or coating of the asbestos) to risk assessments at intervals of no more than five years. The removal and disposal of asbestos-containing materials requires specific safety measures and may trigger elevated costs.

In the case of asbestos contamination, a tenant may also assert a right of rent reduction or, in extreme circumstances, termination for good cause. German courts have held that a landlord may be presumed to be in breach of its statutory obligations if the existence of a health threat cannot be excluded. Accordingly, the courts have granted the right to rent reduction even in cases where the asbestos guidelines do not require immediate remediation. Tenants may also claim compensatory damages if the defect was present at the time the contract was concluded and they may claim compensation for personal suffering (Schmerzensgeld). Finally, tenants also have the right, subject to certain conditions, to remedy the defect on their own and require that their reasonable expenses be reimbursed.

15.9.4	Regulation Relating to Dichlorodiphenyltrichloroethane (“DDT”), Lindane, Polychlorinated Biphenyl (“PCB”), and Pentachlorophenol (“PCP”)

DDT and Lindane are synthetic pesticides, which were used in wood preservatives. DDT is suspected to cause cancer and be genotoxic, while Lindane is suspected to harm the nervous system and may cause cancer. Since PCB may cause fetal damage in pregnant women and is suspected to have carcinogenic effects, its production was prohibited in Germany in 1983. However, PCB may still exist in buildings, such as in wood preservatives, synthetic materials, insulations or joints. PCP was used as a fungicide against mold and is also suspected to negatively affect human health.

Under various legal provisions, the owner of a building may be required to remedy PCB sources through the elimination or sealing of construction elements that contain PCB. In particular, remediation measures may become necessary if the PCB concentration in rooms that are designed for human use exceeds 300 nanograms per cubic meter of air. Moreover, the remediation of rooms or buildings may be required where DDT, PCP or Lindane concentrations exceed certain thresholds. The removal and disposal of DDT, Lindane, PCB, and PCP containing materials may require specific safety measures and trigger elevated costs. Also, the existence of DDT, Lindane, PCB, and PCP in buildings may, under certain circumstances, entitle the tenant to reduce the rent or to claim damages.

15.9.5	Protection of Groundwater and Maintenance of Sewage Systems

Pursuant to the German Federal Water Management Act (Wasserhaushaltsgesetz (“WHG”)), all sewage systems must be constructed, operated and maintained according to the generally accepted Rules of Technology (anerkannte Regeln der Technik). Property owners are required to check, among other things, for the sewage system’s condition, operability, maintenance and the amount and quality of wastewater and the substances contained therein. In the case of deficiencies, property owners must repair the sewage system. The WHG authorizes the German Federal Government (Bundesregierung), with approval of the German Federal Council (Bundesrat), to enact an ordinance specifying the above-mentioned obligations concerning sewage systems. As of the date of this Prospectus, the German Federal Government (Bundesregierung) has not made use of this authorization.

Until an ordinance by the German Federal Government is enacted, the federal state governments may enact their own ordinances regarding the aforementioned obligations. Berlin, Brandenburg, Hesse, Mecklenburg-West Pomerania and Saxony exercised this right. Required testing intervals under such ordinances vary from state to state and sometimes between different zones within one state.

15.9.6	Legionella Testing

Pursuant to the Federal Drinking Water Ordinance (Trinkwasserverordnung) of 2001, as amended, the owners of specified centralized heated water supply facilities for use in commercial buildings are required to analyze stored heated water for the concentration of legionella (a pathogenic bacterium) at least once every three years. Competent authorities may order additional testing.

The analysis must be carried out by laboratories specified by the respective federal state. The existence of appropriate sample extraction points (Probeentnahmestellen) must be ensured by the owner of the building. If specific limits are exceeded, the competent authority will regularly adopt measures to improve the water quality.

15.10	Restitution Rights and Transfer Approval

Under the Law on the Settlement of Open Property Issues (Gesetz zur Regelung offener Vermögensfragen), former owners of assets that were dispossessed either by the national socialist government between January 30, 1933 and May 8, 1945 or by the former German Democratic Republic can demand the restitution of such assets. If returning the assets is impossible due to a valid sale to a third party the former owners have compensation claims under the German Restitution Act (Entschädigungsgesetz). The German Asset Allocation Law (Vermögenszuordnungsgesetz) provides for similar regulations.

With regard to properties located in the former German Democratic Republic (Deutsche Demokratische Republik), the German Real Estate Transfer Ordinance (Grundstücksverkehrsordnung) generally requires owners of properties to obtain approval from the competent authorities prior to disposing of any properties, unless such approval has been granted already for a prior completed transfer after September 28, 1990. If any restitution claims have been filed for a property, such approval will not be granted before the claim has been settled.

15.11	Real Estate Transfer Tax, Notary Costs and Land Registry Office Fees

Purchasers of real estate located in Germany are required to bear certain costs. It is market practice that the purchaser of real estate is required to pay the RETT. RETT in Brandenburg and Thuringia currently amounts to 6.5%, in Berlin and Hesse to 6.0%, in Mecklenburg-Western Pomerania and Saxony-Anhalt to 5.0% and in Saxony to 3.5% of the purchase value of the property. While the RETT tax rate is determined on the state level, the statutory RETT framework falls within the competency of the federal lawmakers.

Under current tax laws, the acquisition of a participation reaching or exceeding 95% in an entity that owns German real estate is subject to RETT; in such case, the tax basis is a special tax value which amounts, as a rule of thumb, to about 75-90% of the property’s fair value. In the case of partnerships, RETT could be triggered even if a participation of less than 95% is acquired but where other partnership interests have been transferred in the last five consecutive years. Following the Act for the Implementation of the European Union Directive on Mutual Assistance (Amtshilferichtlinie-Umsetzungsgesetz), RETT is now also triggered if an acquisition or transaction results in an entity holding an economic participation of at least 95% in an entity that owns a piece of German real estate property, regardless of whether this is held (partly) directly and/or (partly) indirectly. The economic participation shall equal the sum of direct or indirect participations in the respective entity’s capital or assets. To determine participations, the percentages of participations in the capital or assets of the entities are to be multiplied. Thus, RETT is triggered if the overall effective ownership, taking into account direct and indirect participation (economic ownership), is or exceeds 95% when accumulation is determined based on economic interest calculated on a look-through basis.

Additional costs, amounting to approximately 1.5% of the purchase value, are incurred for notary fees and land registry office (Grundbuchamt) fees, depending on the value of the transaction. These additional costs are usually also paid by the purchaser.

15.12	Capital Investments Act

According to the German Capital Investments Act (Kapitalanlagegesetzbuch (“KAGB”)), any organization for joint investments that collects capital from a number of investors with the purpose of investing it in accordance with a fixed strategy and that is not an operating company outside the financial sector, is considered an investment fund and is subject to regulation. The KAGB stipulates that the investment criteria applied to the collected capital must be binding, in writing and with a scope that goes beyond a generic business strategy in order for a company to qualify as an investment asset pursuant to the KAGB. The difference between a defined investment strategy and a general business strategy of a company lies in the fact that the investment criteria are precisely specified and the scope of action is limited by the investment requirements and the articles of association.

In June 2013, BaFin published a letter of interpretation, including a set of questions and answers that also concerned real estate companies, regarding the application of the KAGB and the definition of the term “investment asset”. It clarifies that a real estate company only qualifies as an investment asset if it meets the criteria under Section 1 para. 1 sentence 1 KAGB. Real estate companies whose main business is focused on project development (i.e., the conception, acquisition, and development of properties and the subsequent sale of these properties) or facility management, brokerage and appraisal activity or financing advice in regard to the purchase or sale of property are already disqualified as investment assets due to these “operational activities”. It is immaterial if the real estate company uses an external service provider or another company within the same group to run its operations as long as the business decisions remain in its hands. If the real estate company’s business is focused on the acquisition, lease or rental, management and sale of properties and not on an operational activity, it would meet the criterion of “non-operation activity” and set itself apart by the mere presence of a “fixed investment strategy” (festgelegte Anlagestrategie) in lieu of a “general business strategy” (Unternehmensstrategie). The letter of interpretation lists various indications of what meets the criterion of a “fixed investment strategy”, including a legally binding, enforceable obligation on the part of investors to adhere to the strategy of the investors and a defined strategy that stipulates, inter alia, investment in certain asset categories, limitations on asset allocation, the pursuit of specific strategies, investment in specific geographic regions and limitations on leverage.

Given that the corporate purpose set forth in the Articles of Association grants the Management Board a broad scope of action and does not stipulate a clear investment strategy meeting the criteria listed above, the Company believes that under this guidance, neither the Company nor any of its current asset-holding subsidiaries qualify as an alternative investment fund within the meaning of the KAGB.

16.    SHAREHOLDER STRUCTURE

As of the date of this Prospectus, the Company’s share capital amounts to €102,028,821.00 divided into 102,028,821 bearer shares with no par-value (Stückaktien).

On the basis of the notifications received by the Company in accordance with the German Securities Trading Act (Wertpapierhandelsgesetz (“WpHG”)) and pursuant to information provided by the respective shareholders, the following shareholders directly or indirectly hold more than 3.0% of the Company’s shares and voting rights as of the date of this Prospectus. It should be noted that the number of voting rights last notified could have changed since such notifications were submitted to the Company without requiring the relevant shareholder to submit a corresponding voting rights notification if no notifiable threshold has been reached or crossed:

Shareholder	Share of voting rights
(in %)
ADAR Macro Fund Ltd.	16.82(1)
Prof. Dr. Gerhard Schmidt	15.13(2)
Republic of Singapore	9.25(3)
Julius Baer Group Ltd.	5.72(4)
Mr. Amir Dayan & Ms. Maria Saveriadou	4.51(5)
RAG Stiftung	4.25(6)
Principal Financial Group Inc.	3.38(7)
Blackrock, Inc.	3.27(8)

(1)	Direct shareholdings of ADAR Macro Fund Ltd. as notified for January 22, 2018 based on a total number of 102,028,821 voting rights.

(2)

Indirect shareholdings of Prof. Dr. Gerhard Schmidt, as notified for November 24, 2017 based on a total number of 102,028,821 voting rights. Prof. Dr. Gerhard Schmidt controls the following entities listed in the group notification: GCS Verwaltungs GmbH, DICP Capital SE, DIC Capital Partners (Europe) GmbH, DIC Grund- und Beteiligungs GmbH, Deutsche Immobilien Chancen Beteiligungs AG, Deutsche Immobilien Chancen AG & Co. Kommanditgesellschaft auf Aktien, DIC Asset AG, DIC Real Estate Investments Beteiligungs GmbH, DIC Real Estate Investments GmbH & Co. Kommanditgesellschaft auf Aktien and DIC OF RE 2 GmbH. The shares of the Company are directly held by DIC Real Estate Investments GmbH & Co. Kommanditgesellschaft auf Aktien (9.68% of the Company’s shares) and DIC OF RE 2 GmbH (5.46% of the Company’s shares). In addition, Prof. Dr. Gerhard Schmidt notified that instruments (preemptive rights from shareholders’ agreements) relating to 7.17% of the Company’s shares are attributable to him.

(3)

Indirect shareholdings as notified for October 6, 2017 based on a total number of voting rights of 94,611,266. All shares with voting rights are directly held by GIC Private Limited. The Government of Singapore, acting by and through the Ministry of Finance, is the controlling shareholder of GIC Private Limited that directly held all of the notified voting rights in the Company at that date.

(4)

Indirect shareholdings of Julius Baer Group Ltd. as notified for November 29, 2017 based on a total number of 102,028,821 voting rights. Julius Baer Group Ltd. is the ultimate controlling entity of the following other companies listed in its group notification: Kairos Investment Management S.p.A and Kairos Partners SGR S.p.A. 5.06% of the voting rights notified by Julius Baer Group Ltd. are attached to shares directly held by Kairos INTERNATIONAL SICAV, which are directly attributed to Kairos Partners SGR S.p.A. and indirectly attributed to Julius Baer Group Ltd.

(5)

Indirect shareholdings of Mr. Amir Dayan & Ms. Maria Saveriadou as notified for January 17, 2018 based on a total number of 102,028,821 voting rights. Ouram Holding S.à r.l. directly holds the shares attributable to Mr. Amir Dayan & Ms. Maria Saveriadou. Mr. Amir Dayan controls the following additional entities listed in his group notification: MARIOZOTTA Ltd and Nanocare Limited. Ms. Maria Saveriadou controls the following additional entities listed in her group notification: MS Meridien Nominees Ltd., MARIOZOTTA Ltd and Nanocare Limited. None of these companies directly held 3.0% or more of the voting rights in the Company at that date. In addition, Mr. Amir Dayan & Ms. Maria Saveriadou notified that instruments (claims from a share purchase agreement with a deferred delivery date) relating to 18.03% of the Company’s shares are attributable to them.

(6)	Direct shareholdings of RAG Stiftung as notified for June 30, 2017 based on a total number of 74,175,558 voting rights.

(7)

Indirect shareholdings of Principal Financial Group Inc. as notified for February 3, 2016 based on a total number of voting rights of 67,432,326 at that date. Principal Financial Group Inc. is the ultimate controlling entity of the following other companies listed in its group notification: Principal Financial Services Inc.; Principal Life Insurance Company; Principal Global Investors, LLC; and Principal Real Estate Investors, LLC. None of these companies directly held 3.0% or more of the voting rights in the Company at that date.

(8)

Indirect shareholdings of Blackrock, Inc. as notified for February 1, 2018 based on a total number of 102,028,821 voting rights. Blackrock, Inc. is the ultimate controlling entity of the following other companies listed in its group notification: Trident Merger, LLC; BlackRock Investment Management, LLC; BlackRock Holdco 2, Inc.; BlackRock Financial Management, Inc.; BlackRock Holdco 4 LLC; BlackRock Holdco 6 LLP; BlackRock Delaware Holdings Inc.; BlackRock Institutional Trust Company, National Association; BlackRock Fund Advisors; BlackRock Capital Holdings, Inc.; BlackRock Advisors, LLC; BlackRock International Holdings, Inc.; BR Jersey International Holdings L.P.; BlackRock (Singapore) Holdco Pte. Ltd.; BlackRock HK Holdco Limited; BlackRock Asset Management North Asia Limited; BlackRock Australia Holdco Pty. Ltd.; BlackRock Investment Management (Australia) Limited; BlackRock Holdco 3, LLC; BlackRock Canada Holdings LP; BlackRock Canada Holdings ULC; BlackRock Asset Management Canada Limited; BlackRock Group Limited; BlackRock Advisors (UK) Limited; BlackRock Luxembourg Holdco S.à r.l.; BlackRock UK Holdco Limited; BlackRock Asset Management Schweiz AG; BlackRock (Luxembourg) S.A.; BlackRock Investment Management Ireland Holdings Limited; BlackRock Asset Management Ireland Limited; BlackRock International Limited; BlackRock Life Limited; BlackRock (Netherlands) B.V.; BlackRock Investment Management (UK) Limited; BlackRock Fund Managers Limited. None of these companies directly held 3.0% or more of the voting rights in the Company at that date.

The Company is not controlled by any shareholder.

17.    GENERAL INFORMATION ON THE COMPANY AND THE GROUP

17.1	Formation, Incorporation, Commercial Name, Fiscal Year and Registered Office

The Company was formed as a limited liability company (Gesellschaft mit beschränkter Haftung) under German law by memorandum of association dated June 18, 1991. Its legal name was “DUHO Verwaltungs-Gesellschaft mbH” with its registered office in Berlin, Germany, and registered in the commercial register of the local court (Amtsgericht) of Charlottenburg under the docket number HRB 38419 (“DUHO”).

By merger agreement dated August 14, 1996, TLG Treuhand Liegenschaftsgesellschaft mbH and a number of other entities were merged onto DUHO and the Company changed its legal name into TLG Treuhand Liegenschaftsgesellschaft mbH. The merger and the change in legal name were registered in the commercial register on August 30, 1996. By decision of the Company’s shareholders’ meeting dated July 26, 2002, the Company changed its legal name to TLG Immobilien GmbH. The change in legal name was registered in the commercial register on August 21, 2002. On September 5, 2014, the Company’s shareholders’ meeting approved a resolution to change the Company’s legal form to a German stock corporation (Aktiengesellschaft) and its legal name to TLG IMMOBILIEN AG. The change in legal form and name was registered in the commercial register on September 10, 2014.

The Company is the parent company of TLG and operates under the commercial name “TLG IMMOBILIEN”.

The Company’s fiscal year is the calendar year.

The Company’s registered office is at Hausvogteiplatz 12, 10117 Berlin, Germany (telephone: +49 (0) 30-2470-50).

17.2	History and Development

The Company traces its roots back to two former subsidiaries of THA, a state agency tasked with administrating businesses owned by the former German Democratic Republic (Deutsche Demokratische Republik).

17.2.1	DUHO Verwaltungs-Gesellschaft mbH

DUHO was formed by memorandum of association dated June 18, 1991. Its formation was registered in the commercial register of the local court (Amtsgericht) of Charlottenburg on June 24, 1991. DUHO’s capital was created through spin-off mergers (verschmelzende Aufspaltungen) of 139 other legal entities owned by THA. 129 of these split-ups were actually registered in the commercial register. DUHO’s articles of association were subsequently amended to reflect the decreased number of split-ups. This company set-up through multiple spin-off mergers (verschmelzende Aufspaltungen) was a very innovative, but not uncontested corporate measure; this process facilitated the bringing together of various assets in one single transaction.

DUHO was tasked with the privatization of certain commercial real estate owned by trade organizations of the former German Democratic Republic (Deutsche Demokratische Republik). On September 29, 1994, the shareholders’ meeting decided to dissolve DUHO. The decision was registered in the commercial register on November 11, 1994. On June 31, 1996, the share capital of DUHO was transferred to the Federal Republic of Germany. On July 18, 1996, the shareholders’ meeting decided to continue DUHO’s business. The decision was registered in the commercial register on July 26, 1996.

17.2.2	Liegenschaftsdienst für die Treuhandanstalt GmbH

Liegenschaftsdienst für die Treuhandanstalt GmbH was founded by memorandum of association dated November 12, 1990 and registered in the commercial register of the local court (Amtsgericht) of Charlottenburg under the docket number HRB 36064 on December 10, 1990. It was rebranded Liegenschaftsgesellschaft der Treuhandanstalt mbH on March 18, 1991 and tasked with the privatization of the real estate holdings of the former German Democratic Republic (Deutsche Demokratische Republik). Until the end of 1994, Liegenschaftsgesellschaft der Treuhandanstalt mbH sold approximately 37,000 properties from the holdings of THA for a total consideration of approximately €8.9 billion. Approximately 11,000 other properties were restituted or municipalized.

In 1994, Liegenschaftsgesellschaft der Treuhandanstalt mbH was rebranded TLG Treuhand Liegenschaftsgesellschaft mbH and the Federal Republic of Germany became the owner of its entire share capital. Subsequently, TLG Treuhand Liegenschaftsgesellschaft mbH acquired over 100,000 properties from THA.

17.2.3	Merger and Privatization

TLG Treuhand Liegenschaftsgesellschaft mbH was then merged into DUHO by merger agreement dated August 14, 1996, and DUHO was rebranded TLG Treuhand Liegenschaftsgesellschaft mbH. Thus, the actual legal predecessor of the Company is DUHO. Between 1995 and 2000, more than 75,000 properties were sold, restituted or municipalized by TLG Treuhand Liegenschaftsgesellschaft mbH, DUHO and the Company.

In 2000, the Company began to pursue a new strategy of active portfolio management. On July 26, 2002, the shareholders’ meeting decided to change the Company’s legal name to TLG Immobilien GmbH. The change was registered in the commercial register on August 21, 2002. Between 2000 and the end of 2011, the portfolio and property management processes were professionalized and the organization was streamlined (e.g., subsidiaries were merged or otherwise integrated), the number of employees was reduced from approximately 1,100 employees to 297 permanent and 15 temporary employees and the portfolio was further reduced from approximately 27,000 to approximately 1,100 properties (both as of December 31, 2011).

In 2011, the Federal Republic of Germany launched a privatization process. In preparation and effective as from January 1, 2012, substantially all of the Company’s residential real estate was transferred to TLG WOHNEN GmbH, a separate state entity, whose sole shareholder was the Federal Republic of Germany and which was subsequently privatized. The Company was then sold by Germany to East AcquiCo and Delpheast on December 12, 2012.

17.2.4	Initial Public Offering and Growth Period

Following its privatization in 2012, TLG further streamlined its portfolio, focusing on attractive commercial real estate properties in Berlin and the growth regions in eastern Germany. As a consequence, the Company was able to successfully complete its initial public offering in October 2014. East AcquiCo and Delpheast subsequently divested their holdings in the Company. Since the completion of its initial public offering, TLG has continued its growth strategy, most recently expanding into western Germany by acquiring WCM (see “12. Takeover Offer for WCM and Domination Agreement”).

17.3	Duration of the Company and Corporate Purpose

The Company was established for an unlimited period of time.

Pursuant to Section 2 para. 1 of the Articles of Association, the Company’s corporate purpose is the conduct of real estate business and any related business of any kind, in particular the management, leasing, construction and modification, acquisition and sale of commercial real estate in a broader sense, particularly office space, retail store properties and hotels, the development of real estate projects as well as the provision of services in connection with the aforementioned objectives, either by itself or by companies in which the Company holds an interest.

The Company is authorized to undertake all business activities appearing directly or indirectly suitable to serve the purpose of the Company. Within the scope of the Company’s purpose, it may establish and maintain branch offices, domestic and abroad, under the same or different legal name, acquire or divest interests in other companies, and establish or acquire such companies.

The Company may dispose of any of its participations and may, in whole or in part, split or transfer to affiliates its business or assets. Further, the Company is entitled to combine under its direction companies in which it holds an interest and/or restrict its activities to the management of the interest(s) and to conclude inter-company agreements (Unternehmensverträge) of any kind as well as to spin off or transfer its business, in whole or in part, to companies in which it has a majority interest.

The Company may restrict its activities to the partial performance of the corporate purpose.

17.4	Group Structure

The Company is the parent company of TLG. TLG’s consolidated financial statements include all material subsidiaries whose financial and business policy can be controlled by the Company, either directly or indirectly, and the equity interests of TLG whose financial and business policy can be influenced by TLG to a significant extent. As of the date of this Prospectus, the group of consolidated companies includes 52 direct and indirect subsidiaries of the Company.

17.5	The Company’s Key Subsidiaries

The following table lists the Company’s key subsidiaries as of the date of this Prospectus:

Name and country of incorporation	Company share of capital(1)
(in %)
Triangel Frankfurt Immobilien GmbH & Co. KG, Germany	94.9(2)
WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft, Germany	85.9

(1)	In % directly or indirectly held.

(2)	Directly held by WCM AG.

As of September 30, 2017, no amount was outstanding under the issued share capital for each of the above listed subsidiaries.

17.6	Statutory Auditor

Ernst & Young Wirtschaftsprüfungsgesellschaft GmbH, Stuttgart, office Berlin, Friedrichstraße 140, 10117 Berlin, Germany, was appointed as the statutory auditor of the Company for the fiscal years ended December 31, 2014, 2015 and 2016.

EY has audited the Company’s consolidated financial statements prepared in accordance with IFRS and pursuant to Section 315a para. 1 HGB the additional requirements of German commercial law as of and for the fiscal years ended December 31, 2014, 2015 and 2016 and the Company’s unconsolidated financial statements prepared in accordance with HGB as of and for the fiscal year ended December 31, 2016 in accordance with Section 317 HGB and generally accepted standards for the audit of financial statements promulgated by the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer in Deutschland e.V.) and issued in each case an unqualified audit opinion (uneingeschränkter Bestätigungsvermerk). EY is a member of the Chamber of Public Auditors (Wirtschaftsprüferkammer), Rauchstraße 26, 10787 Berlin, Germany.

17.7	Notifications; Paying Agent

In accordance with Section 3 para. 1 of the Articles of Association, the Company’s notifications are published in the German Federal Gazette (Bundesanzeiger), unless mandatory statutes provide otherwise.

The paying agent is COMMERZBANK Aktiengesellschaft. The mailing address of the paying agent is COMMERZBANK Aktiengesellschaft, Kaiserstraße 16 (Kaiserplatz), 60311 Frankfurt am Main, Germany.

17.8	Designated Sponsor

ODDO SEYDLER BANK AG and COMMERZBANK Aktiengesellschaft have been appointed as designated sponsors for the Company’s shares. Designated sponsors place limited buy and sell orders for the Company’s shares and thereby achieve greater liquidity in the market for the shares.

18.    DESCRIPTION OF THE SHARE CAPITAL OF TLG IMMOBILIEN AG

AND APPLICABLE REGULATIONS

18.1	Current Share Capital; Shares

The Company’s share capital currently amounts to €102,028,821.00. It is divided into 102,028,821 bearer shares with no par-value (Stückaktien), each such share with a notional value of €1.00. The share capital has been fully paid up. The shares were created pursuant to German law.

18.2	Development of the Share Capital since the Company’s Foundation

The share capital of the Company has developed as follows:

•

On June 18, 1991, the Company, which was incorporated at that time in the legal form of a limited liability company (Gesellschaft mit beschränkter Haftung), had a share capital of DM 50,000.00. By merger agreement dated August 14, 1996, the Company was merged with TLG Treuhand Liegenschaftsgesellschaft and the share capital was increased by DM 99,950,000.00 to DM 100,000,000.00. The merger was registered in the commercial register on August 30, 1996.

•

By resolution of the shareholders’ meeting of the Company held on July 26, 2002, the Company’s share capital was redenominated into euro and increased from €51,129,188.12 by €870,811.88 to €52,000,000.00. The capital increase was registered in the commercial register on August 21, 2002.

•

By resolution of the extraordinary shareholders’ meeting of October 22, 2014, the Company’s share capital was increased against contribution in cash in connection with TLG’s IPO by up to €9,302,326.00. The capital increase was implemented in an amount of €9,302,326.00 and registered in the commercial register on October 23, 2014, thereby increasing the share capital to €61,302,326.00.

•

On November 17/18, 2015, the Management Board, with the approval of the Supervisory Board, resolved to increase the Company’s share capital against contributions in cash from €61,302,326.00 by €6,130,000.00 to €67,432,326.00 by issuing 6,130,000 no par-value bearer shares of the Company, thereby utilizing a part of the Company’s authorized capital 2014/II. The shareholders’ subscription rights were excluded and the implementation of the capital increase was registered in the commercial register on November 19, 2015.

•

On January 30/31, 2017, the Management Board, with the approval of the Supervisory Board, resolved to increase the Company’s share capital against contributions in cash from €67,432,326.00 by €6,743,232.00 to €74,175,558.00 by issuing 6,743,232 no par-value bearer shares of the Company, thereby utilizing a part of the Company’s authorized capital 2016. The shareholders’ subscription rights were excluded and the implementation of the capital increase was registered in the commercial register on January 31, 2017.

•

On May 10, 2017, the Management Board, with the approval of the Supervisory Board, resolved on the Offer Capital Increase. On October 6, 2017, the implementation of the Offer Capital Increase was registered in the commercial register of the local court (Amtsgericht) of Charlottenburg. During the course of the completion of the Takeover Offer, all 117,505,327 shares of WCM AG for which the Takeover Offer had been accepted were transferred to the Company and the Company’s share capital was increased from €74,175,558.00 by €20,435,708.00 to €94,611,266.00, while 20,435,708 new no par-value bearer shares of the Company were issued to former shareholders of WCM AG.

•

On November 7/9, 2017, the Management Board, with the approval of the Supervisory Board, resolved to increase the Company’s share capital against contributions in cash from €94,611,266.00 by €7.417.555.00 to €102.028.821.00 by issuing 7.417.555 no par-value bearer shares of the Company, thereby utilizing a part of the Company’s authorized capital 2017/I. The shareholders’ subscription rights were excluded and the implementation of the capital increase was registered in the commercial register on November 13, 2017. For further information, see “27. Recent Developments and Outlook”.

•

To provide the Settlement Shares required for the Settlement Offer, the Company’s extraordinary shareholders’ meeting of November 22, 2017 resolved to conditionally increase the Company’s share capital by up to €5,000,000.00 through the issuance of up to 5,000,000 new bearer shares with no par-value (Stückaktien), each with a notional value of €1.00 (see “3.10.1 Legal Framework for the Creation of the Settlement Shares”).

18.3	Authorized Capital

According to Section 6 of the Articles of Association, the Management Board is authorized until November 21, 2022, with the consent of the Supervisory Board, to increase the Company’s share capital by up to €20,405,764.00, once or in several instances, by issuing up 20,405,764 new bearer shares with no par-value (Stückaktien) against contributions in cash and/or in kind (authorized capital 2017/II).

When utilizing the authorized capital 2017/II, shareholders are to be granted subscription rights. However, the Management Board is authorized, with the consent of the Supervisory Board, to exclude the subscription rights of the shareholders for one or more capital increases from the authorized capital:

•	in order to exclude fractional amounts from subscription rights;

•

to the extent required to grant holders of convertible bonds or option bonds or profit-sharing rights or participating bonds (or a combination of these instruments), which are or are to be issued with conversion or option rights or conversion or option obligations by the Company, a dependent subsidiary or a subsidiary in which the Company directly or indirectly holds a majority interest, subscription rights to newly issued bearer shares with no par-value (Stückaktien) of the Company to the extent they would be entitled thereto as shareholders upon exercise of their conversion or option rights or conversion or fulfillment of any conversion or option obligations rights; and

•

for the issuance of shares against cash contributions, if the issue price of the new shares is not significantly below the market price of the shares already listed on a stock exchange (within the meaning of Section 203 para. 1 and 2 and Section 186 para. 3 sentence 4 of the German Stock Corporation Act (Aktiengesetz)) and the portion of the share capital attributable to the new shares issued under exclusion of subscription rights does not exceed a total of 10% of the share capital, neither at the time when the authorization takes effect nor at the time when the authorized share capital 2017/II is utilized.

The authorization to exclude shareholders’ subscription rights under the authorized capital 2017/II does not exceed a total of 10% of the share capital, neither at the time when the authorization takes effect nor at the time when the authorized share capital 2017/II is utilized.

18.4	Contingent Capital

18.4.1	Contingent Capital 2017/II

According to Section 7 of the Articles of Association, the Company’s share capital is conditionally increased by up to €20,405,764.00 through the issuance up to 20,405,764 new no par-value bearer shares (Stückaktien) (contingent capital 2017/II).

The conditional capital increase is only to be effected insofar as holders of conversion or option rights from or in connection with convertible bonds or option bonds or profit-sharing rights or participating bonds (or a combination of these instruments), which have been issued or guaranteed on the basis of the authorization by the shareholders’ meeting held on November 22, 2017, by the Company, a dependent subsidiary or a subsidiary in which the Company holds a majority interest, exercise their conversion or option rights or fulfill their conversion obligations, or to the extent the Company exercises an election right to, in whole or in part, deliver shares in lieu of cash payment due.

The Management Board is authorized, with consent of the Supervisory Board, once or several times, to issue bearer or registered convertible bonds, option bonds, participation rights, and/or profit participation bonds (and combinations of these instruments) until November 21, 2022, up to a total nominal value of €750,000,000.00 with or without fixed terms, and to grant creditors or owners of bonds conversion or option rights to shares of the Company with a pro rata amount of the registered share capital of up to €20,405,764.00.

The shareholders have subscription rights for such bonds or rights. However, the subscription rights can be excluded:

•	in order to exclude fractional amounts;

•

to the extent required in order to grant holders of bonds that were already or will be issued by the Company or one of the Company’s dependent subsidiaries or a subsidiary in which the Company directly or indirectly holds a majority interest, subscription rights to the extent they would be entitled to as shareholders after exercising their option or conversion rights or after fulfilling conversion or option obligations; and

•

if bonds with conversion or option rights or conversion or option obligations against cash payments and the issue price is not materially (within the meaning of Section 221 para. 4 sentence 2, 186 para. 3 sentence 4 of the German Stock Corporation Act (Aktiengesetz)) below the theoretical value of the partial debenture calculated by using accepted financial mathematic methods.

The authorization to exclude shareholders’ subscription rights does not exceed a total of 10% of the share capital, neither at the time when the authorization takes effect nor at the time when the authorization is utilized.

18.4.2	Contingent Capital 2017/III

The Company’s share capital is conditionally increased by up to €5,000,000.00 through the issuance of up to 5,000,000 new no par-value bearer shares (Stückaktien) (contingent capital 2017/III). The contingent capital increase was entered into the commercial register of the local court (Amtsgericht) of Charlottenburg, Germany, on January 18, 2018.

New shares from the contingent capital 2017/III will be issued against the transfer of shares in WCM AG by Minority Shareholders. The contingent capital 2017/III will only be utilized to the extent that Minority Shareholders tender their shares in WCM AG in exchange for Settlement Shares. The Management Board, with the consent of the Supervisory Board, is authorized to determine the additional details of the capital increase and its implementation.

Insofar as practically possible and legally permissible, Minority Shareholders are granted Settlement Shares with dividend rights from the beginning of the last fiscal year that ended before such Settlement Shares were created, in case such Minority Shareholders exchange their shares in WCM AG for Settlement Shares before receiving a dividend and/or consideration based on the guaranteed dividend for their shares for the fiscal year ending December 31, 2018 or subsequent fiscal years. If Minority Shareholders exchange their shares in WCM AG for Settlement Shares after receiving a dividend and/or consideration based on the guaranteed dividend for their shares for the fiscal year ending December 31, 2018 or subsequent fiscal years, or to the extent it is not practically possible or legally permissible to issue shares with dividend rights as described in the previous sentence, such Minority Shareholders are granted Settlement Shares with dividend rights from the beginning of the fiscal year in which such Settlement Shares are issued.

18.5	Purchase of Own Shares

The Company currently does not hold any of its own shares and there is no third party that would any shares of the Company on behalf of the Company or for the Company’s account.

The Company’s extraordinary shareholders’ meeting held on September 25, 2014 authorized the Management Board through September 24, 2019, provided it complies with the legal requirement of equal treatment, to purchase the Company’s own shares, up to a total of 10% of the Company’s share capital, (including share capital already held or attributable pursuant to the German Stock Corporation Act (Aktiengesetz)).

The shares may be purchased:

•	on the stock exchange;

•	by a public offer to all shareholders;

•	by the issuance of tender rights (Andienungsrechte) on a pro rata basis to the shareholders; or

•	by means of derivatives.

The own shares may not be used for trading on the market. The Management Board is authorized to cancel (einziehen) the shares or to use them with the Supervisory Board’s consent – and, regarding the use of own shares of the members of the Management Board, the Supervisory Board is authorized – as follows:

•

by selling the purchased shares through an offer to all shareholders or public invitation to submit offers for sale under the condition, that the shares are sold for cash consideration and the consideration does not significantly fall short of the market price at the time of the sale, provided that the purchased shares so sold do not exceed 10% of the share capital of the Company, neither on the effective date nor at the time of exercising this authorization, and

•	by transferring the purchased shares to third parties against consideration in kind, and

•

to offer, promise or transfer the purchased shares to members of the Management Board, employees of the Company and affiliated companies as well as to members of the management of affiliated companies; this includes the authorization to transfer the shares free of charge or at preferential terms in connection with employee stock participation programs; the authorization can also be granted to a financial institution or an equal company with the obligation to only offer, promise or transfer the shares to members of the Management Board, employees of the Company and affiliated companies as well as to members of the management of affiliated companies.

If the own shares purchased by the Company are sold in a public offering to all shareholders in compliance with the legal requirement of equal treatment, the Management Board is authorized, with the consent of the Supervisory Board, to exclude the subscription rights of the existing shareholders with respect to fractional shares.

18.6	General Provisions Governing a Liquidation of the Company

The Company may be liquidated only with a vote of at least 75% of the share capital represented at the shareholders’ meeting at which such a vote is taken. Furthermore, the commencement of insolvency proceedings regarding the assets of the Company, the rejection of insolvency proceedings for insufficient assets to cover the costs of the proceeding, cancellation for lack of funds and a final decision of the registry court about a material defect in the Articles of Association, among other factors, may lead to the cancellation of the Company. Pursuant to the German Stock Corporation Act (Aktiengesetz), in the event of the Company’s liquidation, any assets remaining after all of the Company’s liabilities have been settled will be distributed among the shareholders in proportion to their shareholdings. The German Stock Corporation Act (Aktiengesetz) provides certain protections for creditors which must be observed in the event of liquidation.

18.7	General Provisions Governing a Change in the Company’s Share Capital

Under the German Stock Corporation Act (Aktiengesetz), a German stock corporation requires a shareholders’ meeting resolution passed by a majority of at least 75% of the share capital represented at the vote to increase its share capital. However, the articles of association can provide – as the Company’s Articles of Association do – that, instead of the 75% majority of the share capital represented at the vote, a simple majority of the share capital represented at the vote suffices to increase the share capital.

The shareholders’ meeting can also create authorized capital. This requires a resolution passed by a majority of at least 75% of the share capital represented at the vote, authorizing the management board to issue a specific quantity of shares within a period not exceeding five years. The nominal amount may not exceed 50% of the share capital existing at the time the authorization is granted.

In addition, the shareholders’ meeting can create contingent capital by a resolution passed with a majority of at least 75% of the share capital represented at the vote for the purposes of: (i) granting conversion or subscription rights to holders of convertible bonds or other securities granting a right to subscribe for shares; (ii) issuing shares as consideration to prepare for a merger with other companies; or (iii) granting subscription rights to managers and employees of the Company or an affiliated company by way of an approval resolution or authorization resolution. The nominal amount of contingent capital may not exceed 10% of the share capital at the time the resolution is passed in cases where it is being created to issue shares to managers and employees of the Company or an affiliated company, and may not exceed 50% in all other cases.

Resolutions to reduce the share capital require a 75% majority of the share capital represented at the vote.

18.8	General Provisions Governing Subscription Rights

In principle, the German Stock Corporation Act (Aktiengesetz) grants all shareholders the right to subscribe for new shares to be issued in a capital increase. The same applies to convertible bonds, bonds with warrants, profit participation rights and participating bonds. Subscription rights are freely transferable and may be traded on German stock exchanges for a prescribed period before the deadline for subscription expires. However, shareholders do not have a right to request admission to trading of subscription rights. The shareholders’ meeting may, subject to a majority of at least 75% of the share capital represented at the vote, resolve to exclude subscription rights. Exclusion of shareholders’ subscription rights, wholly or in part, also requires a written report from the Management Board, justifying the exclusion to the shareholders’ meeting; the report must substantiate the proposed issuing price. Excluding shareholders’ subscription rights when new shares are issued is specifically permissible where:

•	the company is increasing share capital against cash contributions;

•

the amount of the capital increase of the issued shares with no subscription rights does not exceed 10% of the share capital at issue, neither at the time when the authorization takes effect nor at the time when it is authorized; and

•	the price at which the new shares are being issued is not materially lower than the stock exchange price.

18.9	Exclusion of Minority Shareholders

18.9.1	Squeeze-Out under Stock Corporation Law

Under Sections 327a et seq. of the German Stock Corporation Act (Aktiengesetz), which govern the so-called “squeeze-out under stock corporation law”, upon the request of a shareholder holding 95% of the shares of a company’s share capital, the shareholders’ meeting of a stock corporation may resolve to transfer the shares of minority shareholders to such majority shareholder against payment of adequate exit compensation in cash. The amount of the cash payment that must be offered to minority shareholders has to reflect “the circumstances of the Company” at the time the shareholders’ meeting passes the resolution. Decisive for the amount of the cash payment is the full value of the company, which is generally determined using the capitalized earnings method. The minority shareholders are entitled to file for appraisal proceedings (Spruchverfahren), in the course of which the appropriateness of the cash payment is reviewed by the court.

18.9.2	Squeeze-Out and Tender Rights under Takeover Law

Under Sections 39a and 39b of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz (“WpÜG”)), in case of a so-called “squeeze-out under takeover law,” an offeror holding at least 95% of the voting share capital of a target company (as defined in the German Securities Acquisition and Takeover Act) after a takeover bid or mandatory offer, may, within three months of the expiry of the deadline for acceptances, petition the regional court (Landgericht) of Frankfurt am Main for a court order transferring the remaining voting shares to it against the payment of adequate compensation. A resolution passed by the shareholders’ meeting is not required. The consideration paid in connection with a takeover or a mandatory bid is considered adequate if the offeror has obtained at least 90% of the share capital that was subject to the offer. The nature of the compensation must be the same as the consideration paid under the takeover bid or mandatory offer; a cash alternative must always be offered.

In addition, after a takeover bid or mandatory offer, shareholders in a target company who have not accepted the offer may do so up to three months after the deadline for acceptances has expired (Section 39c WpÜG), provided the offeror is entitled to petition for the transfer of the outstanding voting shares in accordance with Section 39a of the German Securities Acquisition and Takeover Act. The provisions for a squeeze-out under stock corporation law cease to apply once an offeror has petitioned for a squeeze-out under takeover law, and only apply again when these proceedings have been definitively completed.

18.9.3	Squeeze-Out under Reorganization Law

Pursuant to the provisions of Section 62 para. 5 of the German Reorganization and Transformation Act (Umwandlungsgesetz), within three months after the conclusion of a merger agreement, the shareholders’ meeting of a transferring company may pass a resolution according to Section 327a para. 1 sentence 1 of the German Stock Corporation Act (Aktiengesetz) (i.e., a resolution on the transfer of the shares held by the remaining shareholders (minority interests) to the transferee company (majority shareholder) in exchange for an adequate cash settlement, if such majority shareholder holds at least 90% of the share capital). The result of this “squeeze-out under reorganization law” is the exclusion of the minority shareholders in the transferring company. The entitlement to consideration is based on the provisions of Sections 327a et seq. of the German Stock Corporation Act (Aktiengesetz).

18.9.4	Integration

Under Sections 319 et seq. of the German Stock Corporation Act (Aktiengesetz), the shareholders’ meeting of a stock corporation may vote for integration (Eingliederung) with another stock corporation that has its registered office in Germany, provided the prospective parent company holds at least 95% of the shares of the company to be integrated. The former shareholders of the integrated company are entitled to adequate compensation, which must generally be provided in the form of shares in the parent company. Where the compensation takes the form of own shares in the parent company, it is considered appropriate if the shares are issued in the same proportion as shares of the parent company would have been issued per share in the company integrated if a merger had taken place. Fractional amounts may be paid out in cash.

18.10	Shareholder Notification Requirements; Mandatory Takeover Bids; Managers’ Transactions

Since the shares of the Company are admitted to trading on the regulated market segment (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous admission the sub-segment of the regulated market with additional post-admission obligations (Prime Standard), the Company is subject to the provisions of the WpHG, governing, inter alia, shareholder notification requirements relating to voting rights, the provisions of the WpÜG, which cover the requirements for and the implementation of mandatory offers, Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse, as amended (“MAR”), governing, inter alia, managers’ obligations to disclose transactions in the Company’s shares, debt instruments, related derivatives or other related financial instruments.

18.10.1	Notification Requirements of Shareholders

18.10.1.1	Notification Thresholds and Attribution Rules

Pursuant to Section 33 para. 1 WpHG, anyone who acquires, sells or whose shareholding in any other way reaches, exceeds or falls below 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% or 75% of the total number of voting rights in the Company, is required to notify the Company and BaFin at the same time. Notifications must be submitted without undue delay, and no later than within four trading days. The four-day notification period commences at the time the person or entity subject to the notification requirement has knowledge of or, in consideration of the circumstances, should have had knowledge of his proportion of voting rights reaching, exceeding or falling below the aforementioned thresholds. The WpHG contains a conclusive presumption that the person or entity subject to the notification requirement has knowledge two trading days after such an event occurs. Moreover, a person or entity is deemed to already hold shares as of the point in time such person or entity has an unconditional and due claim or obligation of transfer related to such shares. If a threshold has been reached or crossed due to a change in the total number of voting rights, the notification period commences at the time the person or entity subject to the notification requirement has knowledge about such change, or upon the publication of the revised total number of voting rights by the Company, at the latest.

In connection with these requirements, Section 34 WpHG contains various attribution rules. For example, voting rights attached to shares held by a subsidiary are attributed to its parent company. Similarly, voting rights attached to shares held by a third party for the account of a person or entity are attributed to such person or entity. Voting rights which a person or entity is able to exercise as a proxy according to such person’s or entity’s discretion are also attributed to such person or entity. Furthermore, any coordination by a person or entity with a third party on the basis of an agreement or in any other way generally results in an attribution of the full amount of voting rights held by, or attributed to, the third party as well as to such person or entity. Such acting in concert generally requires a consultation between the person or entity subject to the notification requirement or its subsidiary and the third party on the exercise of voting rights or other efforts designed to effect a permanent and material change in the business strategy of the Company. Accordingly, the exercise of voting rights does not necessarily have to be the subject of acting in concert. Coordination in individual cases, however, is not considered as acting in concert.

Except regarding the 3% threshold, similar notification requirements towards the Company and BaFin exist, of the aforementioned thresholds are reached, exceeded or undercut, because the shareholder holds (financial) instruments that (i) confer to him (a) the unconditional right to acquire already issued shares of the Company to which voting rights are attached when due or (b) discretion to exercise his right to acquire such shares, or (ii) relating to such shares and having a similar economic effect as the aforementioned instruments, whether or not conferring a right to a physical settlement. Thus, the latter mentioned notification requirement also applies, for example, to share swaps with cash considerations and contracts for difference. In addition, again except for the 3% threshold, there exists a notification requirement towards the Company and BaFin if the sum of the voting rights from shares and (financial) instruments held or attributed to a person or entity reaches, exceeds or falls below the aforementioned thresholds.

18.10.1.2	Exceptions to Notification Requirements

There are certain exceptions to the notice requirements. For example, a company is exempt from its notification obligation if its parent company, or if its parent company is itself a subsidiary, the parent’s parent company, has filed a group notification pursuant to Section 37 para. 1 WpHG. Moreover, shares or instruments held by a credit institution or a credit securities services company with a registered seat in the European Union or in a non-European Union member state that is a party to the Agreement in the EEA are not taken into account for determining the notification obligation or proportion of voting rights held, provided (i) they are held in such credit institution’s or credit securities services company’s trading book, (ii) they amount to no more than 5% of the voting shares, do not grant the right to acquire more than 5% of the voting shares, or do not have a similar economic effect and (iii) it is ensured that the voting rights held by them are not exercised or otherwise made use of.

18.10.1.3	Fulfilment of Notification Requirements

If any notification obligation is triggered, the notifying person or entity is required to fully complete the notification form set forth as an authoritative annex to the Securities Trading and Insider List Regulation (Wertpapierhandelsanzeige- und Insiderverzeichnisverordnung). The notice can be submitted either in German or English, in writing or via facsimile. The notice must include, irrespective of the event triggering the notification, (i) the number and proportion of voting rights, (ii) the number and proportion of instruments and (iii) the aggregate number and proportion of voting rights and instruments held by or attributed to the notifying person or entity. In addition, the notice must include certain attribution details, among other things, the first name and surname of the notifying individual or the legal name, seat and state of origin of a notifying entity, the event triggering the notification, the date on which the threshold was reached or crossed and, if voting rights or instruments are attributed.

As a domestic issuer, the Company must publish such notices without undue delay, but no later than three trading days of receipt, via media outlets or outlets where it can be assumed that the notice will be disseminated in the entire European Union and in the non-European Union member states that are parties to the EEA. The Company must also transmit the publication to BaFin, specifying the time of publication and the media used and to the German Company Register (Unternehmensregister) for storage.

18.10.1.4	Consequences for Violation of Notification Requirements

Rights of shares held by shareholders or from which voting rights are attributed to the shareholders, do not exist for the time, for which the notification requirements regarding the held or attributed voting rights from shares, directly or indirectly held (financial) instruments or regarding the amount of shares and (financial) instruments held are not fulfilled or not fulfilled accordingly. This particularly applies to dividend, voting and subscription rights. This does not apply to entitlements to dividend and liquidation gains if the notifications were not omitted willfully and have since been made. If the shareholder fails to disclose the correct proportion of voting rights held and the shareholder acted willfully or was grossly negligent, the rights attached to shares held by or attributed to such shareholder do not exist for a period of six months after such shareholder has correctly filed the necessary notification, except if the variation was less than 10% of the actual voting right proportion and no notification with respect to reaching, exceeding or falling below the aforementioned thresholds, including the 3% threshold, was omitted. In addition, a fine may be imposed for failure to comply with notification obligations.

18.10.1.5	Special Notification Requirements for more than 10% of the Voting Rights

Pursuant to Section 43 WpHG, a shareholder who reaches or exceeds the threshold of 10% of the voting rights, or a higher threshold, is obligated to notify the issuer within 20 trading days regarding the objective being pursued through the acquisition of voting rights, as well as regarding the source of the funds used for the purchase. Changes in those objectives must also be reported within 20 trading days. The Articles of Association have not made use of the option to release shareholders from this disclosure obligation. In calculating whether the 10% threshold has been reached or exceeded, the attribution rules mentioned above apply.

18.10.2	Mandatory Offers

Furthermore, pursuant to the WpÜG, every person whose share of voting rights reaches or exceeds 30% of the voting rights of the Company is obligated to publish this fact, including the percentage of its voting rights, within seven calendar days by publication on the Internet and by means of an electronically operated system for disseminating financial information. The WpÜG contains a series of provisions intended to ensure the attribution of shareholdings to the person who actually controls the voting rights connected with the shares.

After the share of voting rights exceeds 30% of the voting rights of the Company, such shareholder is required to make a mandatory public offer to all shareholders of the Company. BaFin may grant, under certain conditions, an exemption from this rule. If the shareholder fails to give notice of reaching or exceeding the 30% threshold or fails to submit the mandatory offer, the shareholder is barred from exercising the rights associated with these shares (including voting rights and, in case of willful failure to send the notice and failure to subsequently send the notice in a timely fashion, the right to dividends) for the duration of the delinquency. A fine may also be imposed in such cases.

18.10.3	Transactions Undertaken for the Own Account of a Person with Management Duties

A person discharging managerial responsibilities within the meaning of Article 3 para. 1 no. 25 MAR (i.e., the members of the Management Board and the Supervisory Board) has to notify the Company and BaFin of transactions undertaken for their own account relating to the shares of such issuer or to financial instruments based on such shares (subject to a €5,000.00 de-minimis exception per calendar year for all such transactions). This also applies to persons closely associated with a person discharging managerial responsibilities within the meaning of Article 3 para. 1 no. 26 MAR. Such notifications shall be made promptly and no later than three Business Days after the date of the respective transaction. The Company shall ensure that such notifications are made public promptly and no later than three Business Days after the respective transaction.

18.11	EU Short Selling Regulation (Ban on Naked Short-Selling)

Regulation (EU) No. 236/2012 of the European Parliament and of the Council of March 14, 2012 on short selling and certain aspects of credit default swaps (the “EU Short Selling Regulation”), the European Commission’s delegated regulation for the purposes of detailing it, and the German EU Short Selling Implementation Act (EU-Leerverkaufs-Ausführungsgesetz) of November 15, 2012 only permit the short selling of shares when specific criteria are met. Under the provisions of the EU Short Selling Regulation, significant net short selling positions in shares must be reported to BaFin and also published if they exceed a specific percentage. The reporting and publication process is detailed in the German Regulation on Net-Short Positions (Netto-Leerverkaufspositionsverordnung) of December 17, 2012. The net short-selling positions are calculated by offsetting the short positions a natural person or legal entity has in the shares issued by the issuer concerned with the long positions it has in this capital. The details are regulated in the EU Short Selling Regulation and the other regulations the European Commission enacted on short-selling to specify it. In certain situations described in detail in the EU Short Selling Regulation, BaFin may restrict short selling and comparable transactions.

19.    DESCRIPTION OF THE GOVERNING BODIES OF TLG IMMOBILIEN AG

19.1	Overview

The Company’s corporate bodies are the Management Board, the Supervisory Board and the shareholders’ meeting. The powers and responsibilities of these corporate bodies are governed by the German Stock Corporation Act (Aktiengesetz), the Articles of Association and the rules of procedure of the Management Board and the Supervisory Board.

The Management Board conducts the Company’s business in accordance with the law, the Articles of Association and the rules of procedure of the Management Board, taking into account the resolutions of the shareholders’ meeting. The Management Board represents the Company in its dealings with third parties. The Management Board is required to introduce and maintain appropriate risk management and risk controlling measures, in particular setting up a monitoring system in order to ensure that any developments potentially endangering the continued existence of the Company may be identified early. Furthermore, the Management Board must report regularly to the Supervisory Board of the performance and the operations of the Company. In addition, the Management Board is required to present to the Supervisory Board, no later than at the last Supervisory Board meeting of each fiscal year, certain matters of business planning (including financial investment and personnel planning) for the following fiscal year for approval by the Supervisory Board. Furthermore, as regards all matters of particular significance to the Company, each member of the Management Board who becomes aware of such matters must immediately report these matters, verbally or in writing, to the chairman and the vice chairman of the Supervisory Board or to all members of the Supervisory Board. Significant matters also include any development or event at an affiliated company of which the Management Board has become aware and that could have a material influence on the Company’s position.

The Supervisory Board appoints the members of the Management Board and has the right to remove them for good cause. Simultaneous membership on the Management Board and the Supervisory Board is prohibited. The Supervisory Board advises the Management Board in the management of the Company and monitors its management activities. The Management Board may not transfer management tasks to the Supervisory Board. However, pursuant to the rules of procedure of the Management Board, the Management Board must obtain the consent of the Supervisory Board for certain transactions or measures, in particular transactions or measures that entail fundamental changes to the Company’s net assets, financial position or results from operations.

The members of the Management Board and of the Supervisory Board owe duties of loyalty and due care to the Company. In discharging these duties, the members of the governing bodies have to take into account a broad range of interests, in particular those of the Company, its shareholders, employees and creditors. The Management Board must also take into account the rights of shareholders to equal treatment and equal information. If the members of the Management Board or Supervisory Board fail to discharge their duties, they are jointly and severally liable for damages to the Company. A directors’ and officers’ insurance policy, which provides for a deductible, protects the Management Board and Supervisory Board members against claims for damages.

Under the German Stock Corporation Act (Aktiengesetz), neither individual shareholders nor any other person may use its influence on the Company to cause a member of the Management Board or Supervisory Board to act in a manner that would be detrimental to the Company. People using their influence to cause a member of the Management Board or Supervisory Board, a holder of a general commercial power of attorney or an authorized agent to act in a manner causing damage to the Company or its shareholders, are liable to compensate the Company for any resulting losses if they have acted in violation of their obligation to use due care. Moreover, in this case, the members of the Management Board and Supervisory Board are jointly and severally liable in addition to the person using its influence if they have acted in breach of their obligations towards the Company.

Generally, an individual shareholder may not take court action against members of the Management Board or Supervisory Board if he believes that they have acted in breach of their duties to the Company and, as a result, the Company has suffered losses. Claims of the Company for damages against the members of the Management Board or Supervisory Board may generally only be pursued by the Company itself; in the case of claims against members of the Supervisory Board, the Company is represented by the Management Board, and, in case of claims against members of the Management Board, it is represented by the Supervisory Board. Pursuant to a ruling by the German Federal Court of Justice (Bundesgerichtshof), the Supervisory Board must bring claims that are likely to succeed against members of the Management Board unless significant considerations of the Company’s well-being, which outweigh or are at least equivalent to those in favor of such claim, render such a claim inadvisable. Claims against the Management Board or Supervisory Board must be asserted if the shareholders’ meeting adopts a resolution to this effect by a simple majority.

Shareholders whose joint holdings equal or exceed 10% of the share capital or the pro-rata amount of €1.0 million may petition the court to appoint a representative to pursue their claims for damages. Furthermore, shareholders whose joint holdings equal or exceed 1% of the share capital or a proportionate interest of €100,000.00 of the share capital at the time the petition is submitted may petition in their own name for a claim for damages to be heard by the regional court (Landgericht) where the Company has its registered office. For such a claim to be heard, the Company must have failed to make a claim when called on to do so by the shareholders’ meeting within an appropriate deadline set by them, and facts must have come to light justifying the suspicion that the Company has sustained damages as a consequence of dishonesty or of a flagrant breach of the law or of the Articles of Association and there are no significant grounds relating to the welfare of the Company outweighing such claim. The Company is entitled to bring a claim for damages itself at any time, and any pending application or claim on the part of the shareholders is barred once the Company does so.

The Company may only waive or settle a claim for damages against board members if at least three years have elapsed since the vesting of the claim, so long as the shareholders’ meeting approves the waiver or settlement by a simple majority, unless shareholders, whose aggregate shareholdings amount to at least 10% of the share capital, record an objection to such resolution in the minutes of the shareholders’ meeting.

19.2	Management Board

19.2.1	Current Composition of the Management Board

Pursuant to Section 8 para. 1 and 2 of the Articles of Association, the Management Board must consist of at least two persons and the Supervisory Board determines the exact number of the members of the Management Board. The Supervisory Board may appoint a Management Board member as chairman of the Management Board and another member as deputy chairman. Currently, the Management Board consists of two members.

Reappointment or extension, each for a maximum period of up to five years, is permissible. The Supervisory Board may revoke the appointment of a Management Board member prior to the expiration of his or her term for good cause, such as a gross breach of fiduciary duty, or if the shareholders’ meeting passes a vote of no confidence with respect to such member, unless the no-confidence vote was clearly unreasonable. The Supervisory Board is also responsible for entering into, amending and terminating employment agreements with members of the Management Board and, in general, for representing the Company in and out of court against the Management Board.

Pursuant to Section 10 of the Articles of Association, the Company is represented vis-à-vis third parties and in court proceedings by two members of the Management Board or a member of the Management Board jointly with an authorized signatory (Prokurist). The Supervisory Board may determine that all or specific members of the Management Board are authorized to represent the Company individually.

The table below lists the current members of the Management Board:

Name	Age	Member since	Appointed until	Responsibilities
Peter Finkbeiner	49	2013	2022	Finance, Investor Relations, Controlling, Accounting, Legal, IT/Organization, Human Resources, Auditing Division

Niclas Karoff	47	2010	2022	Portfolio Management, Operational Activities (Acquisitions and Sales, Asset and Property Management, Project Development), Marketing/Public Relations, Auditing Division

The following description provides summaries of the curricula vitae of the current members of the Management Board and indicates their principal activities outside TLG to the extent that those activities are significant with respect to TLG.

Peter Finkbeiner was born October 25, 1968 in Stuttgart.

Mr. Finkbeiner previously headed European asset management at Hudson Advisors. Prior to 2005, he worked several years in banking, corporate finance and private equity with Deutsche Bank, KPMG and DZ Equity Partner. Mr. Finkbeiner obtained a master’s degree in economics (Diplom-Ökonom).

Alongside his office as a member of the Management Board, Mr. Finkbeiner is not and has not been a member of the administrative, management or supervisory bodies of and/or a partner in companies and partnerships outside TLG within the last five years.

Niclas Karoff was born February 7, 1971 in Berlin.

Mr. Karoff was previously a board member of HSH Real Estate AG. Prior to 2008, he worked several years in M&A and corporate finance, including with accounting and consulting firm BDO. Mr. Karoff obtained a master’s degree in business administration (Diplom-Kaufmann (FH)).

Alongside his office as a member of the Management Board, Mr. Karoff is also the Speaker for the Regional Board of German Property Federation ZIA for East Germany (including Berlin). Besides that, Mr. Karoff is not and has not been a member of the administrative, management or supervisory bodies of and/or a partner in companies and partnerships outside TLG within the last five years.

The members of the Management Board may be reached at the Company’s office at Hausvogteiplatz 12, 10117 Berlin, Germany (telephone: +49 (0) 30-2470-50).

19.2.2	Management Service Agreements

The current service agreements between the Company and the two members of the Management Board, Mr. Finkbeiner and Mr. Karoff were extended by the Supervisory Board on January 5, 2018. The management service agreements have a term until December 31, 2022.

19.2.3	Compensation and Other Benefits of the Members of the Management Board

The remuneration system for the members of the Management Board factors in the joint and personal work of its members to ensure the Company’s sustainable corporate success. The remuneration system is based on performance and success, in which long-term objectives, appropriateness and sustainability are key criteria.

The compensation of the members of the Management Board, as agreed upon in the service agreements, comprises a non-performance-related (fixed) component and a performance-related (variable) component. The non-performance-related remuneration comprises the base salary as well as other remuneration. The performance-related remuneration consists of the short-term (one year) incentive program and the long-term incentive program.

For further information on the compensation of the members of the Management Board in previous years, see “20.2.1 Current Members of the Management Board”.

19.2.3.1	Base Salary

The compensation for each member of the Management Board consists of a base salary of €300,000.00 per annum, payable in twelve equal monthly installments in arrears (the “Base Salary”).

19.2.3.2	Short-Term Incentive Program

The short-term incentive is an annual payment dependent upon achievement of individual targets stipulated in an annual shared target agreement between the Supervisory Board and Mr. Finkbeiner and Mr. Karoff, and measured by the Supervisory Board in the first half of the following fiscal year (the “Short-Term Incentive”). Under the service agreements the Short-Term Incentive targets have to be achieved at least with 70% to trigger any Short-Term Incentive payment. The Short-Term Incentive targets can be outperformed but the amount of the payment under the Short-Term Incentive is capped at 130%. Assuming the Short-Term Incentive targets are fully met (100% performance), the Short-Term Incentive amounts to €200,000.00 per annum for Mr. Finkbeiner and Mr. Karoff, respectively.

19.2.3.3	Long-Term Incentive Program

The service agreements of the members of the Management Board also include a long-term incentive, which will be measured against certain long-term incentive targets at the end of each four-year period (the “Long-Term Incentive”). The Long-Term Incentive is payable for the first time after four years (i.e., after expiry of the first four-year period from January 1, 2015 until December 31, 2018), and thereafter for each following year on a (prior) four years rolling basis. The Long-Term Incentive targets are (i) the development of the EPRA NAV (per share) and (ii) the development of the Company’s share price in relation to the FTSE EPRA/NAREIT Europe Index (or any successor index) both measured over the four-year period from January 1 of the first year until December 31 of the fourth year. Each of the Long-Term Incentive targets is weighted with 50%. After each four-year period, the Supervisory Board will measure and determine the Long-Term Incentive payment based on the performance of each Long-Term Incentive target. Both long-term financial targets are indexed to their initial amount and relative amount, respectively, with 100%. This means, for example, if the EPRA NAV per share of the Company does not increase but the share of the Company develops in line with the FTSE EPRA/NAREIT Europe index over the four-year period the target will be deemed to be achieved by 100%. The outperformance of each of the long-term financial targets is capped at 250% while underperformance will be recognized on a pro rata basis.

Assuming the aforementioned performance targets are fully met (100% performance), the Long-Term Incentive amounts to €250,000 for Mr. Finkbeiner and Mr. Karoff, respectively, payable for the first time during the fiscal year ending December 31, 2019 for the first four-year period from January 1, 2015 until December 31, 2018. The Long-Term Incentive is settled in cash, but the Supervisory Board may also decide on a full or partial settlement in shares of the Company.

19.2.3.4	Other Remuneration

In addition, the Company provided and will provide benefits in kind such as company cars, mobile phones and contributions to health insurance, own-occupation disability insurance (Berufsunfähigkeitsversicherung), disability insurance (Invaliditätsversicherung) or under pension plans.

The Company also provides a D&O insurance policy for both members of the Management Board that includes under the service agreements a deductible amounting to 10% of the Base Salary for each insured event and coverage cap of one-and-a-half times the individual Management Board member’s respective Base Salary.

19.2.4	Termination; Change of Control

The service agreements of the members of the Management Board may generally only be terminated by mutual agreement or by termination for due cause. If the appointment of a member of the Management Board is revoked, each party can terminate the management service agreement with six months’ prior notice. The Company can release a member of the Management Board from its duties under the respective service agreement for the remaining term of the service agreement, provided it continues to pay the compensation, if (i) such service agreement has been terminated or (ii) such member whose appointment to the Management Board has been revoked, is removed from the Management Board, regardless of the service agreement’s termination.

In case of an early termination of the management service agreements, the respective member of the Management Board is entitled to a severance payment, except in case of a termination due to a severe breach of duties. Severance payments may not exceed the lower of (i) two years’ compensation including Short-Term Incentives and Long-Term Incentives (the “Severance Payment Cap”), or (ii) the amount of the payments that will become due and payable for the remaining term of the service agreement, except for a Change of Control.

Both service agreements provide for a change of control clause. If a third party were to directly or indirectly acquire more than 50% of the Company’s shares, or if the Company becomes an affiliated company due to an affiliation in accordance with Section 319 et seq. of the German Stock Corporation Act (Aktiengesetz) (“Change of Control”) and the Change of Control materially affects the services or position of the respective member of the Management Board, the member of the Management Board can terminate its service agreement by giving two months’ prior notice and would be entitled to a severance payment in an amount of 150% of the Severance Payment Cap. In case of a Change of Control, the severance payment claim is not capped in the amount of remuneration due and payable for the remaining time of the service agreement.

19.2.5	Shareholdings of the Members of the Management Board

Under the current management service agreements, each member of the Management Board is required to hold a minimum number of shares of the Company equal to 200% of such member’s Base Salary whereby such shares are valued on the basis of their respective purchase price as long as such member serves on the Management Board. As of the date of this Prospectus, the members of the Management Board each hold 72,950 shares in the Company.

19.3	Supervisory Board

Pursuant to Section 11 para. 1 of the Articles of Association, the Supervisory Board consists of six members. Pursuant to Section 100 para. 5 of the German Stock Corporation Act (Aktiengesetz), the members of the Supervisory Board as a whole have to be familiar with the sector in which the Company conducts its business.

The Supervisory Board is not subject to employee codetermination as provided by the German One-Third Employee Representation Act (Drittelbeteiligungsgesetz) or the German Codetermination Act (Mitbestimmungsgesetz). Therefore, the members of the Supervisory Board are all elected by the shareholders’ meeting as representatives of the shareholders. The members of the Supervisory Board are generally elected for a fixed term of approximately five years. Reelection, including repeated reelection, is permissible.

For each member of the Supervisory Board, the shareholders may, at the same time the respective member is elected, appoint substitute members. These substitute members will replace the elected Supervisory Board member in the event of his premature departure in an order that was defined at the time of the appointment. The term of office of the substitute member replacing the departing member terminates if a successor is elected at the next shareholders’ meeting or the following one, at the close of the shareholders’ meeting, otherwise on the expiry of the term of office of the departed member of the Supervisory Board. Members of the Supervisory Board who were elected by the shareholders’ meeting may be dismissed at any time during their term of office by a resolution of the shareholders’ meeting adopted by 75% of the votes cast. In accordance with the Articles of Association, any member or substitute member of the Supervisory Board may resign at any time, even without providing a reason, by giving two weeks’ notice of his resignation in writing. This does not affect the right to resign with immediate effect for good cause.

Pursuant to Section 107 para. 1 of the German Stock Corporation Act (Aktiengesetz), the Supervisory Board elects its chairman and vice chairman from among its members. Currently, Michael Zahn has been elected chairman of the Supervisory Board and Dr. Michael Bütter vice chairman of the Supervisory Board.

The German Stock Corporation Act (Aktiengesetz) stipulates that a quorum of the Supervisory Board is present if at least three members, and at least one-half of the members of the Supervisory Board as mandated by law or the Articles of Association, participate in the voting. The resolutions of the Supervisory Board are passed with a simple majority, unless otherwise mandated by law. In the event of a parity of votes, the chairman or, if he or she is unable to vote, the vice chairman, has the deciding vote.

Following the resignation of two members of the Supervisory Board in January 2018 (see “27.1 Recent Developments”), the Supervisory Board currently only comprises four members. The Company expects that the Supervisory Board will soon comprise a full six members again, following either an appointment by the Company’s shareholders’ meeting or a judicial appointment by the competent court.

19.3.1	Current Composition of the Supervisory Board

The table below lists the current members of the Supervisory Board:

Name	Age	Member since	Appointed until(1)	Principal occupation outside of TLG
Michael Zahn (chairman)	55	2014	2019	Chief Executive Officer and member of the management board at Deutsche Wohnen AG

Dr. Michael Bütter (vice chairman)	48	2014	2019	Member of the Executive Committee and Group General Counsel of Scout 24 AG, Berlin

Dr. Claus Nolting	67	2014	2019	Lawyer and Consultant

Helmut Ullrich	69	2015(2)	2021	Consultant

(1)	In each case until the end of the relevant annual shareholders’ meeting

(2)

Mr. Ullrich was appointed as a member of the Supervisory Board by the competent court on July 23, 2015. He was then elected to continue to serve on the Supervisory Board by the Company’s shareholders’ meeting held on May 31, 2016.

The following description provides summaries of the curricula vitae of the current members of the Supervisory Board and indicates their principal activities outside TLG to the extent those activities are significant with respect to TLG.

Michael Zahn was born June 28, 1963 in Stuttgart, Germany.

Mr. Zahn received his master’s degree in economics from the Albert-Ludwigs University in Freiburg im Breisgau, Germany, in 1992. He later completed postgraduate courses in 2000 at the European Business School in Oestrich-Winkel, Germany in conjunction with his professional career to become a corporate real estate manager and chartered surveyor. In 1993, Mr. Zahn started working at the association of Berlin-Brandenburg housing enterprises (Verband Berlin-Brandenburgischer Wohnungsunternehmen), Domus AG, in Berlin, Germany. After a brief period as deputy managing director at GEWOBA GmbH in 1996, he joined GEHAG AG (now GEHAG GmbH), where he worked in various management roles between 1997 and 2007. From 2007 to June 2009, he was also chief financial officer of KATHARINENHOF, a subsidiary of GEHAG. Mr. Zahn was first appointed to the management board of Deutsche Wohnen AG in 2007 (as chief operating officer). Since 2008, Mr. Zahn has been the chairman of the management board of Deutsche Wohnen AG. He was appointed after the successful integration of GEHAG in 2008. After the acquisition of 91.05% of the shares (based on the share capital at the time) of GSW Immobilien AG in 2013, Mr. Zahn was also appointed chairman of the management board of GSW Immobilien AG in January 2014, an office he held until the end of December 2014. In June 2015, he became chairman of the supervisory board of GSW Immobilien AG. Since June 2017, Mr. Zahn is also member of the supervisory board of Scout24 AG.

Alongside his office as chairman of the Supervisory Board, Mr. Zahn is, or has been within the last five years, a member of the administrative, management or supervisory bodies of and/or a partner in the following companies and partnerships outside TLG:

Currently:

•	Deutsche Wohnen AG (chairman of the management board; CEO);

•	DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main (member of the advisory board);

•	Funk Schadensmanagement GmbH (chairman of the advisory board);

•	Füchse Berlin Handball GmbH (member of the advisory board);

•	GETEC Wärme & Effizienz AG (member of real estate consulting);

•	G+D Gesellschaft für Energiemanagement mbH (chairman of the advisory board);

•	GSW Immobilien AG (chairman of the supervisory board); and

•	Scout24 AG (member of the supervisory board).

Previously:

•	Deutsche Wohnen Corporate Real Estate GmbH (managing director);

•	Deutsche Wohnen Management- und Servicegesellschaft mbH (managing director);

•	Eisenbahn-Siedlungs-Gesellschaft Berlin GmbH (chairman of the supervisory board);

•	GEHAG GmbH (chairman of the supervisory board); and

•	GSW Immobilien AG (chairman of the management board, CEO).

Dr. Michael Bütter, was born March 19, 1970 in Hamburg, Germany.

He studied law and economics at the University of Hamburg from 1991 and 1996 and passed both, his first legal state exam (1996) and his second legal state exam (2000), in Hamburg. He received further post graduate degrees from Oxford University (M.St.) and the University of Hamburg (Dipl./Dr. Jur.) and is admitted as Chartered Surveyor (MRICS).

From 2001 until 2008 Dr. Bütter worked as lawyer in several international law firms. Since 2005, he headed the private equity and real estate practice group of Lovells LLP and advised on large-volume real estate transactions and portfolio refinancings until in 2008 he joined Deutsche Annington Immobilien SE (now Vonovia SE) as member of the Executive Committee, Group General Counsel and Chief Compliance Officer. During this time he was responsible for the multi-billion refinancing and the subsequent initial public offering of the company which is now included in the DAX. Between 2008 and 2013 he was also a member of the board of the Association of Housing and Real Estate Business in Rhineland-Westphalia (VdW). In 2013, Dr. Michael Bütter joined the Ferrostaal Group (holding) in Essen, Germany as member of the Executive Board (Chief Investment Officer, Chief Legal Officer, Chief Compliance Officer) and led the successful exit of the private equity owned business. In 2015 he joined Scout24 AG (SDAX) as an executive board member following the initial public offering. Since 2015 he is also a member of the board of Directors of ADO Properties S.A. (SDAX) and head of the audit committee. In 2016, he also became a member of the supervisory board of ASSMANN BAUEN+PLANEN AG and serves since 2017 as the deputy chairman of the supervisory board.

Alongside his office as a vice-chairman of the Supervisory Board, Dr. Bütter is, or has been within the last five years, a member of the administrative, management or supervisory bodies of and/or a partner in the following companies and partnerships outside TLG:

Currently:

•	ADO Properties S.A. (member of the board of directors);

•	ASSMANN BERATEN+PLANEN AG (deputy chairman of the supervisory board);

•	Immobilien Scout GmbH (member of the executive board); and

•	Scout24 AG (member of the executive board).

Previously:

•	Deutsche Annington Immobilien SE (group general counsel, CCO and member of the executive committee);

•	Ferrostaal GmbH, Essen (chief legal officer/chief investment officer and member of the executive board);

•	Joint Board of the German Railway Associations (Gemeinsamer Ausschluss des Bundeseisenbahnvermögens (EWG)) (member of the supervisory board); and

•	Verband der Wohnungs- und Immobilienwirtschaft (VdW) Rheinland Westfalen e.V. (member of the supervisory board).

Dr. Claus Nolting was born June 9, 1951 in Wolfsburg, Germany.

Following the completion of his legal studies and subsequent doctorate (Dr. iur.) at the universities of Marburg and Bonn, Dr. Claus Nolting worked as a lawyer in Bonn and Cologne (1983-1985). In 1989, Dr. Nolting moved from the Association of German Pfandbrief Banks (today Verband deutscher Pfandbriefbanken (VDP)) to the then Bayerische Vereinsbank in Munich (now Unicredit Bank AG), where as a member of the management board he was jointly responsible for the real estate financing business until his retirement in 2002.

Between 2003 and 2006, Dr. Nolting held the position of senior advisor for the private equity investor Cerberus. He then assumed the position of chairman of the management board at COREALCREDIT BANK AG, an affiliate of the private equity investor Lone Star. After the sale of the bank Dr. Nolting resigned from his position at the bank effective as of March 31, 2014, and has since worked as a lawyer and consultant, including senior advisor to Lone Star Germany GmbH.

Alongside his office as a member of the Supervisory Board, Dr. Nolting is, or has been within the last five years, a member of the administrative, management or supervisory bodies of and/or a partner in the following companies and partnerships outside TLG:

Currently:

•	Hamburg Trust REIM GmbH (member of the supervisory board);

•	IKB Deutsche Industriebank AG (member of the supervisory board);

•	LEG Immobilien AG (member of the supervisory board); and

•	MHB-Bank (member of the supervisory board).

Previously:

•	COREALCREDIT BANK AG (chairman of the management board); and

•	Lone Star Germany GmbH (chairman).

Helmut Ullrich was born October 4, 1949 in Heidenheim an der Brenz, Germany.

Helmut Ullrich completed his university education in 1977 with a law degree from the Rheinische-Friedrich-Wilhelms University in Bonn, Germany, and finished his term as a junior lawyer at the Cologne Higher Regional Court and completed his bar exam in 1980. In 1996 he became a fellow of the Royal Institution of Chartered Surveyors (FRICS). Since 1990, Mr. Ullrich held various executive positions in the real estate segment of the Deutsche Bank Group. Since 1997, these included the roles of CFO and COO of both DB Real Estate Management GmbH and DB Real Estate Investment GmbH (now RREEF Management GmbH and RREEF Investment GmbH), Eschborn, Germany. From 2002 to 2007, he was chairman of the supervisory board and from 2007 to 2012 member of the management board (CFO) of Deutsche Wohnen AG, Frankfurt am Main, Germany.

Alongside his office as a member of the Supervisory Board, Mr. Ullrich is, or has been within the last five years, a member of the administrative, management or supervisory bodies of and/or a partner in the following companies and partnerships outside TLG:

Currently:

•	GSW Immobilien AG (member of the supervisory board and chairman of the audit committee).

Previously:

•	Deutsche Wohnen AG (member of the management board (CFO)).

The members of the Supervisory Board can be reached at the Company’s office at Hausvogteiplatz 12, 10117 Berlin, Germany (tel. +49 (0) 30-2470-50).

19.3.2	Supervisory Board Committees

Pursuant to Section 12 para. 2 of the Articles of Association, the Supervisory Board may form committees from among its members. The Supervisory Board’s decision-making authority may be delegated to these committees to the extent permitted by law. The following committees have been established by the Supervisory Board:

The Audit Committee (Prüfungsausschuss) is concerned, in particular, with the oversight of the Company’s accounting process and the effectiveness of its internal control system, internal auditing system, as well as the audit of the annual financial statements including required independence of the auditor and additional services provided by the auditor, the conclusion of audit agreements with the auditor, setting focus points for the audit and agreeing audit fees and – unless another committee is entrusted therewith – compliance. It shall prepare the Supervisory Board’s resolutions on the annual financial statements (including consolidated financial statements) and the Supervisory Board’s proposal to the Company’s shareholders’ meeting upon the election of the auditor, and the instruction of the auditor. The chairman of the audit committee shall have specialist knowledge and experience in the application of accounting standards and internal control processes. Furthermore, the chairman of the audit committee shall be independent and may not be a former member of the Management Board whose appointment ended less than two years prior to his appointment as chairman of the audit committee. Additionally, the chairman of the Supervisory Board shall not also be the chairman of the audit committee at the same time.

The current members of the audit committee are:

Name	Responsibilities
Helmut Ullrich	Chairman
Dr. Claus Nolting	Member

Once the Supervisory Board again comprises a full six members, the Company expects that the audit committee will also again comprise a full three members.

Section 107 para. 4 in conjunction with Section 100 para. 5 of the German Stock Corporation Act (Aktiengesetz) require the Company to have at least one member of the audit committee with expertise in the fields of accounting or auditing. According to the rules of procedure of the Supervisory Board, this member also has to be independent. Mr. Ullrich as member of the Supervisory Board and audit committee of the Company is considered to possess the respective expertise and independence.

The Executive and Nomination Committee (Präsidial- und Nominierungsausschuss) shall debate key issues and make proposals to the Supervisory Board with respect to the appointment and revocation of members of the Management Board and with respect to their respective compensation and adjustment in compensation. They make recommendations to the Supervisory Board for Supervisory Board proposals to the shareholders’ meeting with respect to the election of Supervisory Board members. Furthermore, the executive and nomination committee is responsible for devising a financial and investment policy for TLG as well as to aid in making decisions of strategic importance regarding acquisitions and divestures. The executive and nomination committee shall consist of the chairman of the Supervisory Board, the deputy chairman of the Supervisory Board and one additional member to be elected by the Supervisory Board. The chairman of the Supervisory Board shall be the chairman of the executive committee and nomination committee.

The current members of the executive and nomination committee are:

Name	Responsibilities
Michael Zahn	Chairman
Dr. Michael Bütter	Member
Dr. Claus Nolting	Member

The Committee for Capital Markets and Acquisitions (Ausschuss für Kapitalmarkt und Akquisitionen) advises the Supervisory Board on capital market transactions, in particular with respect to preparing and executing capital measures (Sections 182 et seq. of the German Stock Corporation Act (Aktiengesetz)) of the Company and its publicly listed subsidiaries, including the issuance of notes, profit participation rights and participating bonds, purchases of treasury stock, preparations for public takeovers and communications with capital markets. It also advises the Supervisory Board on the preparation of key acquisitions, in particular acquisitions financed through the issuance of shares or other capital instruments as well as key matters of financial planning and important refinancings and borrowings.

The current members of the committee for capital markets and acquisitions are:

Name	Responsibilities
Michael Zahn	Chairman
Dr. Michael Bütter	Member
Helmut Ullrich	Member

The Committee for Project Developments (Ausschuss für Projektentwicklungen) advises the Supervisory Board on new project developments of TLG, including with respect to entering into joint venture agreements for such developments and the relevant planning and approval processes.

The current members of the committee for project developments are:

Name	Responsibilities
Dr. Michael Bütter	Member
Helmut Ullrich	Member

Once the Supervisory Board again comprises a full six members, the Company expects that the committee for project developments will also again comprise a full three members and elect a new chairman.

19.3.3	Compensation of the Members of the Supervisory Board

The compensation of the Supervisory Board members is provided for in Section 13 of the Articles of Association, taking into account their respective responsibilities and scope of activities. The members of the Supervisory Board receive a fixed payment of €40,000.00 per annum. The chairman of the Supervisory Board receives three times that amount and the deputy chairman of the Supervisory Board receives one and a half times this amount. In addition, membership in committees is compensated as follows: €10,000.00 per annum for membership in the audit committee and €7,500.00 per annum for membership in any other committee; the chairman of any committee receives twice the respective amount. The total compensation payable to any member of the Supervisory Board, including any compensation for membership in supervisory boards and similar controlling bodies within TLG, is capped at €150,000.00 per annum for any individual member of the Supervisory Board. There are no attendance fees.

Members of the Supervisory Board are also reimbursed for their out-of-pocket expenses and VAT, and a D&O insurance is provided for the members of the Supervisory Board.

19.3.4	Shareholdings of the Supervisory Board Members

Mr. Zahn currently holds 5,000 shares in the Company. Currently, no other members of the Supervisory Board directly or indirectly holds any share in the Company or options on shares in the Company.

19.4	Share Participation Plan and Employee Offering

The Company currently does not have a share participation plan in place and does not plan to introduce such a plan within the foreseeable future.

On June 10, 2015, the shareholders’ meeting of WCM AG authorized the management board, with the consent of the supervisory board, to issue up to 3,300,000 stock option rights for up to 3,300,000 shares of WCM AG under a stock option program. Each such stock option right grants the right to acquire a share in WCM AG against payment of the relevant exercise price, subject to such right having vested. As of the date of this Prospectus, WCM AG has issued 400,000 stock option rights to a former member of its management board.

The new shares will be issued from WCM AG‘s conditional capital 2015. The conditional capital increase will only be carried out, if and insofar the holders of stock option rights make use of their option rights. The new shares in WCM AG are issued with dividend rights for the last fiscal year, for which no resolution of the shareholders’ meeting of WCM AG regarding the use of the net profits has yet been passed at the time such shares are issued.

19.5	Certain Information Regarding the Members of the Management Board and Supervisory Board

In the last five years, no member of the Management Board or the Supervisory Board has been:

•	convicted of fraudulent offences; or

•	associated with any bankruptcy, receivership or liquidation acting in its capacity as a member of any administrative, management or supervisory body.

In the last five years, no official public incriminations and/or sanctions have been pending or imposed by statutory or legal authorities (including designated professional bodies) against the members of the Management Board or Supervisory Board.

No court has ever disqualified any of the members of the Management Board or the Supervisory Board from acting as a member of the administrative, management, or supervisory body of an issuer.

No court has ever disqualified any of the members of the Management Board or the Supervisory Board from acting in the management or conduct of the affairs of any issuer for at least the previous five years.

There are no conflicts of interest or potential conflicts of interest between the members of the Management Board and Supervisory Board with respect to their duties to the Company on the one hand and their private interests, membership in governing bodies of companies, or other obligations on the other hand.

None of the members of the Management Board or the Supervisory Board has entered into a service agreement with a company of TLG that provides for benefits upon termination of employment or office.

There are no family relationships between the members of the Management Board and the Supervisory Board, either among themselves or in relation to the members of the respective other body.

19.6	Shareholders’ Meeting

Pursuant to Section 175 of the German Stock Corporation Act (Aktiengesetz), the annual shareholders’ meeting takes place within the first eight months of each fiscal year and (according to Section 18 para 1of the Articles of Association) must be held, as the convening body shall decide, at the Company’s registered office or in another German city with at least 100,000 citizens. Except where other persons are authorized to do so by law or by the Articles of Association, the shareholders’ meeting shall be convened by the Management Board. Notice must be issued in the German Federal Gazette (Bundesanzeiger) at least 30 days before the day of the shareholders’ meeting; the day of the meeting itself and the day of the receipt of the notice not being included when calculating this period.

A shareholders’ meeting may also be convened by the Management Board, the Supervisory Board, or shareholders whose shares collectively make up 5% of the capital stock of the Company. Shareholders or shareholder associations may solicit other shareholders to make such a request, jointly or by proxy, in the shareholders’ forum of the German Federal Gazette (Bundesanzeiger), which is also accessible via the website of the German Company Register (Unternehmensregister).

Prior to the shareholders’ meeting, shareholders are required to register in order to be entitled to participate in the shareholders’ meeting and to exercise voting rights and have to provide evidence of their shareholding in form of a confirmation by the depository institute for the beginning of the twenty-first day before the shareholders’ meeting. The registration and the evidence of the shareholdings must be received by the Company at the address mentioned in the convocation of the shareholders’ meeting in writing (e.g. facsimile or email) according to Section 126 of the German Civil Code (Bürgerliches Gesetzbuch) in the German or English language and no later than six days prior to the date of the shareholders’ meeting.

Each share entitles its holder to one vote at the shareholders’ meeting. Unless otherwise stipulated by mandatory statutory provisions or provisions of the Articles of Association, resolutions of the shareholders’ meeting are adopted by a simple majority of the votes cast or, if a capital majority is required, by a simple majority of the registered share capital represented at the meeting.

According to the German Stock Corporation Act (Aktiengesetz), resolutions of fundamental importance (grundlegende Bedeutung) require both a majority of votes cast and a majority of at least 75% of the registered share capital represented at the vote on the resolution. Resolutions of fundamental importance include:

•	amendments, other than editorial amendments, to the Articles of Association;

•

approval of contracts within the meaning of Section 179a of the German Stock Corporation Act (Aktiengesetz) (transfer of the entire assets of the company) and management actions of special significance that require the approval of the shareholders’ meeting in compliance with legal precedents;

•	capital increases, including the creation of conditional or authorized capital;

•	the issuance of, or authorization to issue, convertible and profit-sharing certificates and other profit-sharing rights;

•	exclusion of subscription rights as part of an authorization on the use of treasury stock;

•	capital reductions, including the withdrawal of shares pursuant to Section 237 para. 3 to 5 of the German Stock Corporation Act (Aktiengesetz);

•	withdrawal of shares pursuant to Section 237 para. 2 of the German Stock Corporation Act (Aktiengesetz);

•	liquidation of the Company;

•	continuation of the liquidated company after the resolution on liquidation or expiry of the time period;

•	approval to conclude, amend or terminate inter-company agreements (Unternehmensverträge);

•	integration of the Company into another stock corporation as well as the integration of another stock corporation into the Company, and a squeeze-out of the respective minority shareholders; and

•	action within the meaning of the German Reorganization and Transformation Act (Umwandlungsgesetz).

Neither German law nor the Articles of Association limit the right of foreign shareholders or shareholders not domiciled in Germany to hold shares of the Company or exercise the voting rights associated therewith.

19.7	Corporate Governance

The German Corporate Governance Code as amended on February 7, 2017 and published in the German Federal Gazette (Bundesanzeiger) on April 24, 2017 (the “Code”), contains recommendations and suggestions for the management and supervision of German companies listed on a stock exchange. The Code incorporates nationally and internationally recognized standards of good and responsible corporate governance. The purpose of the Code is to make the German system of corporate governance and supervision transparent for investors. The Code includes recommendations and suggestions for management and supervision with regard to shareholders and shareholders’ meetings, management and supervisory boards, transparency, accounting and auditing.

There is no obligation to comply with the recommendations or suggestions of the Code. However, the German Stock Corporation Act (Aktiengesetz) requires that the management board and the supervisory board shall annually declare either that the recommendations have been or will be complied with, or which recommendations have not been or will not be complied with and explain why such recommendations were not, or will not be, complied with. This declaration is to be made permanently accessible to shareholders. However, deviations from the suggestions contained in the Code need not be disclosed.

As of the date of this Prospectus, the Company complies with all recommendations of the Code, with the exception of the following deviations:

•	No “chairman” or “spokesman” of the Management Board (Section 4.2.1 sentence 1 of the Code).

According to Section 4.2.1 sentence 1 of the Code, the management board shall be comprised of several persons and have a chairman or spokesman. The Management Board consists of two members. Due to the small size of the Management Board, good and close cooperation between the members of the Management Board is ensured and the Company believes there is no need for a chairman or spokesman of the Management Board.

•	No “age limit” for members of the Management Board

According to Section 5.1.2 para. 2 sentence 3 of the Code, the supervisory board shall specify an age limit for the members of the management board. The Company has not determined an age limit for members of the Management Board given that the current members of the Management Board are well below any potential age limit and due to the fact that the Company believes that longstanding experience may benefit TLG and an age limit is therefore not a suitable criterion for purposes of electing a competent Management Board.

•	No “competency profile” for the Supervisory Board

According to Section 5.4.1 sentence 1 of the Code, the supervisory board shall develop a competency profile regarding its composition which has not occurred as of the date of this Prospectus. The Supervisory Board intends to develop a competency profile regarding its compensation during the fiscal year ending December 31 2018 and thus to comply with the recommendation of Section 5.4.1 sentence 1 of the Code in the future.

•	No “concrete objective” regarding the regular limit of the length of membership on the Supervisory Board (Section 5.4.1 para. 2 sentence 1 of the Code).

According to Section 5.4.1 para. 2 sentence 2 of the Code, the supervisory board shall, amongst other objectives, specify a regular limit regarding the length of membership of the members of the supervisory board. The Supervisory Board does not consider this is a suitable criterion for purposes of electing an efficient and qualified Supervisory Board.

20.    CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

In accordance with IAS 24, transactions with persons or companies which are, inter alia, members of the same group as the Company or which are in control of or controlled by the Company must be disclosed, unless they are already included as consolidated companies in the Company’s audited consolidated financial statements. Control exists if a shareholder owns more than one half of the voting rights in the Company or, by virtue of an agreement, has the power to control the financial and operating policies of the Company’s management. The disclosure requirements under IAS 24 also extend to transactions with associated companies (including joint ventures) as well as transactions with persons who have significant influence on the Company’s financial and operating policies, including close family members and intermediate entities. This includes the members of the Management Board and Supervisory Board (or the members of the corresponding governing bodies of TLG Immobilien GmbH) and close members of their families, as well as those entities over which the members of the Management Board and Supervisory Board or their close family members are able to exercise a significant influence or in which they hold a significant share of the voting rights.

Set forth below is a summary of such transactions with related parties for the fiscal years ended December 31, 2014, 2015 and 2016, up to and including the date of this Prospectus. Further information, including quantitative amounts, of related party transactions are contained in the notes to the Company’s audited consolidated financial statements as of and for the fiscal years ended December 31, 2014, 2015 and 2016, and in the notes to the Company’s unaudited condensed interim consolidated financial statements as of and for the nine months ended September 30, 2017, which are all included in the section “23. Financial Information” of this Prospectus on page F-1 et seq. Business relationships between companies of TLG are not included. The companies which are directly or indirectly controlled by the Company are listed on pages F-48 et seq., F-90 and F-135 et seq. of the notes to the Company’s audited consolidated financial statements as of and for the fiscal years ended December 31, 2014, 2015 and 2016.

20.1	Relationships with East AcquiCo and Delpheast

20.1.1	Distributions

For an overview of distributions to the Company’s shareholders, including East AcquiCo and Delpheast, see “5.2 Dividend Policy and Earnings per Share”.

20.1.2	East AcquiCo Domination Agreement

On January 2, 2013, the Company as the controlled entity and East AcquiCo as the controlling entity entered into a domination agreement (Beherrschungsvertrag) effective as of January 1, 2013 (the “East AcquiCo Domination Agreement”). Under the East AcquiCo Domination Agreement, the Company was required to carry out its business at the direction of East AcquiCo in accordance with Section 308 of the German Stock Corporation Act (Aktiengesetz). East AcquiCo was required to cover all losses incurred by the Company and not covered by retained income during the duration of the East AcquiCo Domination Agreement in accordance with Section 302 of the German Stock Corporation Act (Aktiengesetz). Given that the Company did not incur a loss during the fiscal year 2013, no losses had to be covered by East AcquiCo. Following the transformation of the Company into a stock corporation (Aktiengesellschaft) the East AcquiCo Domination Agreement was terminated on September 18, 2014. No profit transfers were required or made under the East AcquiCo Domination Agreement.

20.1.3	Acquisition Loan

In January 2013, TLG assumed €287.3 million of the total amount of €325.2 million of the acquisition loan that was part of the debt financing for the acquisition of TLG at the end of 2012 by East AcquiCo and Delpheast and the remaining €37.9 million in August 2013. TLG repaid €250.2 million in several installments over the course of 2013 and the remaining €74.9 million in March 2014. The acquisition loan carried customary interest for loans that are taken out in the context of an acquisition of a company which is higher than the interest on loans for financing an existing real estate portfolio. The interest on the acquisition loan reflected the bridge financing character of the loan, its availability within a short period of time and the different security package because initially it was only secured by the shares of the acquired company.

20.1.4	Receivables and Liabilities as well as income and expenses in connection with Related Companies

The following table shows the receivables and liabilities, as well as the income and expenses towards related companies for the date and period indicated:

As of and for the year ended December 31, 2014
(audited) (in €thousand)
Receivables from other related companies(1)	85,000
Receivables from recharged IPO costs	9,800(2)
Income from recharged IPO costs	9,800(2)
Expenses for transaction with other related companies (guarantee commissions)	230
Interest income from other related companies	17

(1)	The receivables from other related companies concern short-term bank balances in IKB Deutschland Industriebank AG.

(2)

Taken from the adjusted comparative financial information as of and for the fiscal year ended December 31, 2014 as shown in the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2015.

There were no related-party transactions with related companies during the fiscal years ended December 31, 2015 and 2016 and the nine months ended September 30, 2017.

20.2	Relationships with Members of the Management Board

20.2.1	Current Members of the Management Board

For the fiscal years ended December 31, 2014, 2015 and 2016, Mr. Finkbeiner received the following total remuneration from the Company, the legal predecessor of the Company, from former shareholders of the Company and Hudson Advisors Germany GmbH (remuneration actually accrued in the respective fiscal years):

	For the year ended December 31,
	2014		2015		2016
	(unaudited) (in €thousand)
Fixed remuneration	300		300		300
Fringe benefits	80		82		86

Subtotal of fixed remuneration	380		382		386
Bonus(1)	1,350	(2)	1,163	(2)	–
Short-term variable remuneration (STI)	–	(3)	200		260

Subtotal of variable remuneration	1,350		1,363		260

Total remuneration	1,730		1,745		646

(1)	Without consideration for any changes in value resulting from fluctuations in the Company’s share price.

(2)

In the fiscal years ended December 31, 2014 and 2015, the bonus for the IPO (in the form of an extraordinary payment in the fiscal year ended December 31, 2014 and share grants in the fiscal years ended December 31, 2014 and 2015) was paid by the Company’s shareholders at the time.

(3)	In the fiscal year ended December 31, 2014, Mr. Finkbeiner had a claim for variable remuneration against Hudson Advisors Germany GmbH.

The total benefits granted by the Company, the legal predecessor of the Company, the former shareholders of the Company and Hudson Advisors Germany GmbH to Mr. Finkbeiner for the fiscal years ended December 31, 2014, 2015 and 2016 are presented in the following table:

	For the year ended December 31,
	2014(1)(2)	2014 Min(3)	2014 Max(4)		2015(2)	2015 Min(3)	2015 Max(4)	2016(2)	2016 Min(3)	2016 Max(4)
	(unaudited) (in € thousand)
Fixed remuneration	300	300	300		300	300	300	300	300	300
Fringe benefits	80	80	80		82	82	82	86	86	86

Subtotal of fixed remuneration	380	380	380		382	382	382	386	386	386
Bonus(5)	2,200	–	2,200		–	–	–	–	–	–
Short-term variable remuneration (STI)	150	150	–	(6)	200	–	260	200	–	260
Long-term variable remuneration (LTI)	–	–	–		387	–	625	299	–	625

Subtotal of variable remuneration	2,350	150	2,200		587	–	885	499	–	885

Total remuneration	2,730	530	–	(6)	969	382	1,267	885	386	1,271

(1)	In the fiscal year ended December 31, 2014, the remuneration was granted by TLG Immobilien GmbH.

(2)

This column shows – pursuant to the recommendations of the Code – a statement of the target value (i.e. the value in the event of 100% target achievement for the year under review) of the achievable remuneration from the respective remuneration components based on the remuneration granted in the respective fiscal year.

(3)

This column shows – pursuant to the recommendations of the Code – a statement of the minimum remuneration achievable from the respective remuneration components based on the remuneration granted in the respective fiscal year.

(4)

This column shows – pursuant to the recommendations of the Code – a statement of the maximum remuneration achievable from the respective remuneration components based on the remuneration granted in the respective fiscal year.

(5)

Without consideration for any changes in value resulting from fluctuations in the Company’s share price. In the fiscal years ended December 31, 2014 and 2015, the bonus for the IPO was granted by the Company’s shareholders at the time.

(6)	No cap was agreed with respect to the bonus granted by the Company’s shareholders at the time.

In the fiscal year ended December 31, 2017, Mr. Finkbeiner received a total remuneration in an amount of approximately €0.7 million from TLG.

For the fiscal years ended December 31, 2014, 2015 and 2016, Mr. Karoff received the following total remuneration from the Company, the legal predecessor of the Company and former shareholders of the Company (remuneration actually accrued in the respective fiscal years):

	For the year ended December 31,
	2014(1)	2015		2016
	(unaudited) (in € thousand)
Fixed remuneration	300	300		300
Fringe benefits	16	25		27

Subtotal of fixed remuneration	316	325		327
Bonus(2)	1,350	1,163	(3)	–
Short-term variable remuneration (STI)	170	200		260
Subtotal of variable remuneration	1,520	1,363		260

Total remuneration	1,836	1,688		587

(1)	In the fiscal year ended December 31, 2014, the remuneration was paid by TLG Immobilien GmbH.

(2)	Without consideration for any changes in value resulting from fluctuations in the Company’s share price.

(3)

In the fiscal years ended December 31, 2014 and 2015, the bonus for the IPO (in the form of an extraordinary payment in the fiscal year ended December 31, 2014 and share grants in the fiscal years ended December 31, 2014 and 2015) was paid by the Company’s shareholders at the time.

The total benefits granted to Mr. Karoff by the Company, the legal predecessor of the Company and former shareholders of the Company for the fiscal years ended December 31, 2014, 2015 and 2016 are presented in the following table:

	For the year ended December 31,
	2014(1)(2)	2014 Min(3)	2014 Max(4)		2015(2)	2015 Min(3)	2015 Max(4)	2016(2)	2016 Min(3)	2016 Max(4)
	(unaudited) (in € thousand)
Fixed remuneration	300	300	300		300	300	300	300	300	300
Fringe benefits	18	18	18		25	25	25	27	27	27

Subtotal of fixed remuneration	318	318	318		325	325	325	327	327	327
Bonus(5)	2,200	–	2,200		–	–	–	–	–	–
Short-term variable remuneration (STI)	150	150	–	(6)	200	–	260	200	–	260
Long-term variable remuneration (LTI)	–	–	–		387	–	625	299	–	625

Subtotal of variable remuneration	2,350	150	2,200		587	–	885	499	–	885

Total remuneration	2,668	468	–	(6)	912	325	1,210	826	327	1,212

(1)	In the fiscal year ended December 31, 2014, the remuneration was granted by TLG Immobilien GmbH.

(2)

This column shows – pursuant to the recommendations of the Code – a statement of the target value (i.e. the value in the event of 100% target achievement for the year under review) of the achievable remuneration from the respective remuneration components based on the remuneration granted in the respective fiscal year.

(3)

This column shows – pursuant to the recommendations of the Code – a statement of the minimum remuneration achievable from the respective remuneration components based on the remuneration granted in the respective fiscal year.

(4)

This column shows – pursuant to the recommendations of the Code – a statement of the maximum remuneration achievable from the respective remuneration components based on the remuneration granted in the respective fiscal year.

(5)

Without consideration for any changes in value resulting from fluctuations in the Company’s share price. In the fiscal years ended December 31, 2014 and 2015, the bonus for the IPO was granted by the Company’s shareholders at the time.

(6)	No cap was agreed with respect to the bonus granted by the Company’s shareholders at the time.

In the fiscal year ended December 31, 2017, Mr. Karoff received a total remuneration in an amount of approximately €0.6 million from TLG.

20.2.2	Former Members of the Management Board

Remuneration paid to former members of the Management Board amounted to €0.2 million in the fiscal year ended December 31, 2016 (in the fiscal year ended December 31, 2015: €0.2 million; in the fiscal year ended December 31, 2014: €0.2 million). Provisions for pension obligations to former members of the Management Board amounted to €2.9 million as of December 31, 2016 (as of December 31, 2015: €2.8 million; as of December 31, 2014: €2.8 million).

20.3	Relationships with Members of the Supervisory Board

The Supervisory Board was created on September 5, 2014. Pursuant to the Articles of Association, the remuneration of the Supervisory Board is payable following the expiration of the respective business year. For the fiscal year ended December 31, 2016, the members of the Supervisory Board were granted a total remuneration of €0.3 million (in the fiscal year ended December 31, 2015: €0.3 million; in the fiscal year ended December 31, 2014: €0.1 million).

Apart from the relationships stated above, the Company did not have any other significant business relationships with related parties.

21. TAXATION IN THE FEDERAL REPUBLIC OF GERMANY

The following section outlines certain key German tax principles that may be relevant with respect to the exchange of shares in connection with the Settlement Offer as well as the acquisition, holding or transfer of shares of the Company. It is important to note that the legal situation may change, possibly with retroactive effect.

This summary is not and does not purport to be a comprehensive or exhaustive description of all German tax considerations that may be relevant to shareholders of the Company and/or WCM AG. In particular, this summary does not cover tax considerations that may be relevant to a shareholder that is a tax resident of a jurisdiction other than Germany. This presentation is based upon domestic German tax laws in effect as of the date of this Prospectus and the provisions of double taxation treaties in force between Germany and other countries as of the date of this Prospectus. Where reference is made to the tax residence of a shareholder, it is assumed that the tax residence for the purposes of the respective domestic tax law and for the purposes of any applicable income tax treaty is the same. However, exceptions may apply in certain cases.

This section does not replace the need for individual shareholders to seek personal tax advice. It is therefore recommended that shareholders consult their own tax advisors regarding the tax implications of acquiring, holding or transferring shares of the Company and what procedures are necessary to secure the repayment of German withholding tax (Kapitalertragsteuer), if possible. Only qualified tax advisors are in the position to adequately consider the particular tax situation of individual shareholders.

IT IS STRONGLY RECOMMENDED THAT CURRENT AND/OR FUTURE SHAREHOLDERS OF THE COMPANY CONSULT THEIR TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF SUBSCRIBING, HOLDING OR TRANSFERRING SHARES ACQUIRED UNDER THE SETTLEMENT OFFER. THE SPECIFIC TAX SITUATION OF EACH INDIVIDUAL SHAREHOLDER CAN ONLY BE PROPERLY TAKEN INTO ACCOUNT THROUGH INDIVIDUAL TAX ADVICE.

21.1	Taxation of the Company

The Company’s taxable income, whether distributed or retained, is generally subject to German corporate income tax at a uniform rate of 15% plus the solidarity surcharge of 5.5% thereon, resulting in a total tax rate of 15.825%.

Dividends and other shares in profits which the Company receives from domestic and foreign corporations are generally not subject to corporate income tax; however, 5% of this type of income is deemed to be a non-deductible business expense. The same applies to profits earned by the Company from the sale of shares in another domestic or foreign corporation. Losses incurred from the sale of such shares are not deductible for tax purposes, regardless of the percentage of shares held. Different rules apply to free floating dividends (i.e., dividends earned on direct shareholdings in a distributing corporation equal to less than 10% of its share capital at the start of the respective calendar year). Such free float dividends are fully taxed at the corporate income tax rate. The acquisition of a shareholding of at least 10% is deemed to have occurred at the beginning of the calendar year.

In addition, the Company is subject to trade tax with respect to its taxable trade profits from its permanent establishments in Germany.

The trade tax rate depends on the local municipalities in which the Company maintains its permanent establishments. For the Company, it currently amounts to between approximately 10% and 17% of the taxable trade profit, depending on the local trade tax multiplier.

For trade tax purposes, dividends received from domestic and foreign corporations and capital gains from the sale of shares in other corporations are treated in principle in the same manner as for corporate income tax purposes. However, shares in profits received from domestic and foreign corporations are effectively 95% exempt from trade tax only if the Company held and, in case of foreign corporations not domiciled in the European Union, continues to hold at least 15% (10% in the case of companies resident for tax purposes in member states of the European Union other than Germany) of the registered share capital of the distributing corporation at the beginning or – in the case of foreign corporations – continuously since the beginning of the relevant tax assessment period. Additional limitations apply with respect to shares in profits received from foreign corporations not domiciled in the European Union.

The provisions of the interest barrier (Zinsschranke) restrict the extent to which interest expenses are tax deductible. Under these rules, net interest expense (the interest expense minus the interest income in a fiscal year) are generally only deductible up to 30% of the taxable EBITDA (taxable earnings adjusted for interest costs, interest income, and certain depreciation and amortization), although there are certain exceptions to this rule. Interest expenses that are not deductible in a given year may be carried forward to subsequent fiscal years of the Company (interest carryforward) and will increase the interest expense in those subsequent years. Under certain conditions, non-offsettable EBITDA can also be carried forward to subsequent years (EBITDA carryforward). For the purpose of trade tax, however, an additional barrier to the deductibility of interest expenses exists to the extent that the sum of certain trade taxable add back items exceeds €100,000.00, since 25% of the deductible interest expenses for tax purposes (after application of the interest barrier), to the extent they were deducted for corporate income tax purposes, are added back for purposes of the trade tax base; consequently, the deductibility is limited to 75% of the interest expenses. By decision dated October 14, 2015, the German Federal Fiscal Court (Bundesfinanzhof) submitted to the German Federal Constitutional Court (Bundesverfassungsgericht) the question as to whether or not the interest barrier provisions are unconstitutional. The final decision on whether the interest barrier violates the constitution now lies with the German Federal Constitutional Court (Bundesverfassungsgericht). It may take a few years until this court will decide. Until then, the interest barrier provisions remain applicable, and tax assessments may be kept open.

Any remaining losses of the Company can be carried forward in subsequent years and used to fully offset taxable income for corporate income tax and trade tax purposes only up to an amount of €1.0 million. If the taxable income for the year or taxable profit subject to trade taxation exceeds this threshold, only up to 60% of the amount exceeding the threshold may be offset by tax loss carryforwards. The remaining 40% are subject to tax (minimum taxation). The rules also provide for a tax carryback to the previous year with regard to corporate income tax limited to a maximum amount of €1.0 million. Unused tax carryforwards can generally continue to be carried forward without time limitation.

If more than 50% of the subscribed capital or voting rights of the Company is transferred to an acquirer (including parties related to the acquirer) within five years directly or indirectly or a comparable acquisition occurs, all tax loss carryforwards and interest carryforwards are generally forfeited. A group of acquirers with aligned interests is also considered to be an acquiring party for these purposes. In addition, any current year losses incurred prior to the acquisition will not be deductible. If more than 25% up to and including 50% of the subscribed capital or voting rights of the Company within five years are directly or indirectly transferred to an acquirer (including parties related to the acquirer) or a comparable acquisition occurs, a proportional amount of tax loss carryforwards, the unused current losses and interest carryforwards is generally forfeited (such acquisitions of more than 25% of the interests in a corporation are customarily referred to as “harmful acquisitions”). The same applies in case of a capital increase to the extent such capital increase triggers a change of the participation ratios in the subscribed capital of the Company (i.e., existing shareholders do not subscribe for the new shares on a pro rata basis).

On March 29, 2017, the German Federal Constitutional Court (Bundesverfassungsgericht) ruled that the law on harmful acquisitions violates the German constitution insofar as the transfer of between more than 25% and 50% of the shares in a corporation leads to a proportional forfeiture of tax loss carryforwards, unused current losses and interest carryforwards. The decision explicitly relates to the assessment periods from 2008 up to, and including 2015. Thus, it remains unclear whether the total forfeiture of losses due to a harmful acquisition of more than 50% in a corporation is unconstitutional and whether this also affects additional assessment periods. The German legislator is now required to enact new laws with regards to the transfer of between more than 25% and 50% of the shares in a corporation for the assessment periods from 2008 up to, and including, 2015.

Tax loss carryforwards, unused current losses and interest carryforwards will not be forfeited to the extent that they are covered by certain built-in gains taxable in Germany at the time of such acquisition. A corporation may file an application with the competent tax authority to preserve its current tax losses, tax loss carryforwards and interest carryforwards, if and for as long as certain requirements, particularly relating to the preservation of the commercial identity of the respective corporation’s business operations, are met.

The aforementioned tax considerations apply to an entity on a stand-alone basis. Special German tax rules apply in case of tax groups (i.e., if the Company is the parent of a group or subsidiary of a group and may have to be consolidated with other members of that group for tax purposes).

21.2	Taxation of the Exchange of Shares of WCM AG for Settlement Shares

21.2.1	Shareholders of WCM AG with a Tax Domicile in Germany

If shareholders of WCM AG accept the Settlement Offer and exchange their shares of WCM AG for Settlement Shares in accordance with the Exchange Ratio, this exchange is generally treated as a sale of their shares of WCM AG for tax purposes.

A capital gain is realized, if, on the date on which the Settlement Shares are booked into a depositary account, the value received in connection with accepting the Settlement Offer (i.e., the value of the Settlement Shares), less any costs associated with the sale, exceeds the acquisition cost or book value of the relevant shares in WCM AG declared by the respective shareholders. If, on the date on which such shares are booked into a depositary account, the value of the Settlement Shares, less any costs associated with the sale, is lower than the acquisition cost or book value of the shares of WCM AG, a capital loss is incurred by the respective shareholder of WCM which may, depending on whether the shares are held as private or business assets, be recognized for income tax purposes.

Both the determination of a capital gain and the crediting of a capital loss for tax purposes depend on whether the shares of WCM AG belonged to the personal or business assets of the respective shareholder of WCM AG prior to being transferred to the Company.

21.2.1.1	Shares of WCM AG Held as Private Assets

For shareholders of WCM AG with a tax domicile in Germany and who hold their shares as private assets, the exchange of shares of WCM AG for Settlement Shares in the Settlement Offer will generally be tax neutral, if the requirements of the simplification rule of Section 20 para. 4a sentence 1 of the German Income Tax Act (Einkommensteuergesetz (“EStG”)) are satisfied.

They will be satisfied if:

•	the shares of WCM AG are held as private assets by the exchanging shareholder;

•	the exchange of shares of WCM AG for Settlement Shares is executed due to corporate law measures initiated by the Company and WCM AG;

•	the shareholder’s participation in WCM AG amounted to less than 1% throughout at least a period of five years preceding the exchange of the shares of WCM AG for Settlement Shares; and

•	the Settlement Shares exchanged for the shares of WCM AG are new shares (i.e., shares resulting from a capital increase at the level of the Company).

The latter condition will be satisfied as the Settlement Shares exchanged for shares of WCM AG are shares from a capital increase from the Company’s contingent capital. To the extent that Section 20 para. 4a sentence 1 EStG applies, the Settlement Shares received in exchange for shares of WCM AG will take place of the respective shares of WCM AG and principally have the same tax status. Thus, the acquisition costs of the shares of WCM AG will be continued as acquisition costs for the Settlement Shares received.

Compensation in cash for Share Fractions will generally not qualify for the simplification rule of Section 20 para. 4a sentence 1 EStG and is instead regarded as an additional consideration subject to German Income Tax similarly to dividend income (see “21.3.1 Taxation of Dividend Income”, “21.3.2 Withholding Tax” and “21.3.3.1 Individuals who hold the Shares as Private Assets”).

Expenses incurred in the context of the exchange of shares are not tax deductible for tax purposes.

To the extent the exchange of shares is tax neutral pursuant to Section 20 para. 4a sentence 1 EStG, no German withholding tax will be withheld. To the extent the exchange of shares is not tax neutral as described above, the general rules of German withholding tax apply (see “21.3.5 Taxation of Capital Gains”).

If a shareholder, or in the case of a gratuitous transfer, the shareholder’s legal predecessor, directly or indirectly has held at least 1% of the share capital of WCM AG at any time during the five years preceding the exchange of shares of WCM AG for Settlement Shares, such exchange will not qualify for the simplification rule of Section 20 para. 4a sentence 1 EStG. In such case, the rules applicable to the taxation of income from the exchange of shares of WCM AG that are held as business assets will apply correspondingly (see “21.2.1.2 Shares of WCM AG held as Business Assets by Individual Shareholders (Sole Proprietors)”).

21.2.1.2	Shares of WCM AG held as Business Assets by Individual Shareholders (Sole Proprietors)

For individuals with a tax domicile in Germany and holding shares of WCM AG as business assets, the exchange of the shares of WCM AG for Settlement Shares will be a taxable event. Generally, 60% of capital gains derived from the exchange of shares of WCM AG are taxable at the personal income tax rate (plus solidarity surcharge of 5.5% thereon).

Correspondingly, only 60% of the business expenses related to such gain (subject to general restrictions on deductions, if any) and only 60% of any capital losses are tax deductible.

If the shares of WCM AG are attributable to a permanent commercial establishment maintained in Germany, 60% of the capital gains are also subject to trade tax (Gewerbesteuer). However, all or part of the trade tax is credited as a lump sum against the respective shareholder’s personal income tax liability.

The rules discussed in this section also apply if a shareholder, or, in the case of a gratuitous acquisition, the shareholder’s legal predecessor, has directly or indirectly held at least 1% of the share capital of WCM AG at any time during the five years preceding the exchange of the shares of WCM AG for Settlement Shares. Special rules (i.e., limitation of tax deductibility) apply with regard to capital losses (see “21.3.5 Taxation of Capital Gains”).

21.2.1.3	Shares of WCM AG held by Corporations

Capital gains recognized by corporations on the exchange of shares of WCM AG for Settlement Shares are generally exempt from corporate income tax and trade tax if such shares of WCM AG are held as business assets of a permanent commercial establishment located in Germany (Section 8b para. 2 of the German Corporate Income Tax Act (Körperschaftsteuergesetz)). However, 5% of such capital gains are treated as nondeductible business expenses and, as such, subject to corporate income tax (plus solidarity surcharge of 5.5% thereon) and trade tax. Losses from the exchange of shares of WCM AG and any other profit reductions related to the exchange are generally not tax deductible.

Special rules apply to shareholding companies that are active in the financial and insurance sectors and to so-called financial enterprises (Finanzunternehmen).

21.2.1.4	Shares of WCM AG held by Partnerships

If the shareholder is a partnership engaged or deemed to be engaged in a trade or business (co-entrepreneurship (Mitunternehmerschaft)), personal income tax or corporate income tax, as the case may be, is assessed at the level of each partner rather than at the level of the partnership. The taxation of each partner depends on whether the partner is a corporation or an individual.

If the partner is a corporation, capital gains from the exchange of shares of WCM AG are, in general, effectively 95% tax exempt (see “21.2.1.3 Shares of WCM AG held by Corporations”).

If the partner is an individual, 60% of the capital gains from the exchange of shares of WCM AG are taxable (see “21.2.1.2 Shares of WCM AG held as Business Assets by Individual Shareholders (Sole Proprietors)”).

If the shares of WCM AG are attributable to a permanent commercial establishment in Germany, any capital gains from their exchange is subject to trade tax at the level of the partnership, with 60% of the gain being subject to trade tax to the extent that the partners are individuals and 5% to the extent that the partners are corporations. In the case of partners who are individuals, all or part of the trade tax is generally credited as a lump sum against their personal income tax liability.

With respect to the deductibility of business expenses related to the capital gains and the deductibility of capital losses for individual or corporate income tax purposes, as the case may be, the rules outlined above apply to the partners accordingly.

If the shareholder is a partnership which is neither engaged nor deemed to be engaged in a trade or business, each partner is taxed as though he held his share directly (see “21.2.1.1 Shares of WCM AG Held as Private Assets”, “21.2.1.2 Shares of WCM AG held as Business Assets by Individual Shareholders (Sole Proprietors)” and “21.2.1.3 Shares of WCM AG held by Corporations”).

21.2.2	Shareholders of WCM AG with a Tax Domicile Outside Germany

Capital gains realized on the exchange of the shares of WCM AG in the Settlement Offer are subject to a limited tax liability in Germany only to the extent that (i) the shares are held by a non-resident shareholder through a permanent establishment or fixed base in Germany or as part of business assets for which a permanent representative in Germany has been appointed, or (ii) the shareholder, directly or indirectly, has held at least 1% of the share capital of WCM AG at any time during the five years preceding the exchange of shares of WCM AG for Settlement Shares.

In both cases, the rules set out above regarding shares of WCM AG held as business assets apply. However, in the latter case most double taxation treaties generally provide for an exemption from taxation in Germany and assign the right of taxation to the respective shareholder’s country of tax residence, unless such shareholder holds the shares in a permanent establishment in Germany. Nevertheless, certain double taxation treaties, in particular most recent or recently revised double taxation treaties, contain special provisions for shareholdings in a real estate company. In the latter case the taxation of capital gains is governed by the same rules that apply to shareholders resident in Germany.

21.3	Taxation of Shareholders of the Company

Shareholders are taxed in particular in connection with the holding of shares (taxation of dividend income), upon the sale of shares (taxation of capital gains) and the gratuitous transfer of shares (inheritance and gift tax).

21.3.1	Taxation of Dividend Income

To the extent that the Company pays dividends from the tax-recognized contribution account (steuerliches Einlagenkonto), the dividends are not subject to withholding tax, personal income tax (including the solidarity surcharge and church tax, if any), trade tax or corporate income tax, as the case may be. However, dividends paid out of a tax-recognized contribution account lower the acquisition costs of the shares, which may result in a higher amount of taxable capital gain upon the shareholder’s sale of the shares. Special rules apply to the extent that dividends from the tax-recognized contribution account exceed the then lowered acquisition costs of the shares (the details are outlined below).

21.3.2	Withholding Tax

As a general rule, dividends distributed by the Company that are not paid out of the tax-recognized contribution account (steuerliches Einlagenkonto) are subject to a deduction at source (withholding tax) at a 25% rate plus a solidarity surcharge of 5.5% on the amount of withholding tax (amounting in total to a rate of 26.375%) and church tax (Kirchensteuer), if applicable. The basis for determining the dividend withholding tax is the dividend approved for distribution by the Company’s shareholders’ meeting.

In general, dividend withholding tax is withheld regardless of whether and, if so, to what extent the shareholder must report the dividend for tax purposes and regardless of whether the shareholder is a resident of Germany or of a foreign country.

As the Company’s shares are admitted to be held in collective safe custody (Sammelverwahrung) with a central securities depository (Wertpapiersammelbank) pursuant to Section 5 German Act on Securities Accounts (Depotgesetz) and are entrusted to such central securities depository for collective safe custody in Germany, the Company is not responsible for withholding the withholding tax; rather, it is, for the account of the shareholders, the responsibility of one of the following entities in Germany authorized to collect withholding tax to do so and to remit it to the relevant tax authority: (i) a domestic bank or financial service institute, a domestic securities trading company or a domestic securities trading bank (including the domestic branches of foreign banks or financial service institutes) that holds the shares in custody or that manages them and that pays out or credits the shareholders’ investment income or that pays the investment income to a foreign entity, or (ii) the central securities depository holding the collective deposit shares in custody if it pays the investment income to a foreign entity and (iii) the Company itself if and to the extent shares held in collective safe custody (girosammelverwahrt) by the central securities depository (Wertpapiersammelbank) are treated as stock being held separately (abgesetzte Bestände).

The Company assumes responsibility for the withholding of taxes on distributions at source, in accordance with statutory provisions. This means that the Company is released from liability for the violation of its legal obligation to withhold and transfer the taxes at source if it provides evidence that it has not breached its duties intentionally or grossly negligently.

Where dividends are distributed to a company resident in another member state of the European Union within the meaning of Article 2 of the European Council Directive 2011/96/EU of November 30, 2011 on the common system of taxation applicable in the case of parent companies and subsidiaries of different Member States, as amended (the “Parent-Subsidiary Directive”), the withholding of the dividend withholding tax may not be required, upon application, provided that additional requirements are met (withholding tax exemption). This also applies to dividends distributed to a permanent establishment located in another member state of the European Union of such a parent company or of a parent company that is tax resident in Germany if the interest in the dividend-paying subsidiary is part of the respective permanent establishment’s business assets. An important prerequisite for the exemption from withholding at source under the Parent-Subsidiary Directive is that the shareholder has directly held at least 10% of the Company’s registered share capital continuously for one year that various substance requirements are fulfilled, and that the German Federal Central Office of Taxation (Bundeszentralamt für Steuern), with its registered office in Bonn-Beuel, An der Küppe 1, 53225 Bonn, Germany, has certified to the creditor, based upon an application filed by the shareholder on the officially prescribed form that the prerequisites for exemption have been met.

The dividend withholding tax rate for dividends paid to other shareholders without a tax domicile in Germany will be reduced in accordance with the applicable double taxation treaty, if any, between Germany and the shareholder’s country of residence, provided that the shares are neither held as part of the business assets of a permanent establishment in Germany nor as part of the business assets for which a permanent representative in Germany has been appointed. The reduction in the dividend withholding tax is generally obtained by applying to the Federal Central Office of Taxation (Bundeszentralamt für Steuern), with its registered office in Bonn-Beuel, An der Küppe 1, 53225 Bonn, Germany, for a refund of the difference between the dividend withholding tax withheld, including the solidarity surcharge, and the amount of withholding tax actually owed under the applicable double taxation treaty, which is usually 5-15%. A reduced withholding tax rate (according to the applicable double taxation treaty) may be applicable, if the shareholder applied for a reduction at the Federal Central Office of Taxation (Bundeszentralamt für Steuern). A full exemption from German dividend withholding tax may also be possible under the applicable double taxation treaty, if the shareholder has directly held at least 10% of the Company’s registered share capital and if further prerequisites are met. Forms for the refund and exemption procedure may be obtained from the Federal Central Office of Taxation (Bundeszentralamt für Steuern), http://www.bzst.bund.de, as well as German embassies and consulates. If, however the shareholder, inter alia, does not qualify as beneficial owner of the Company’s shares for a minimum holding period of 45 consecutive days occurring within a period of 45 days prior and 45 days after the due date of the dividends, the refund of German dividend withholding tax may be restricted.

Corporations that are not tax residents in Germany will receive upon application a refund of two fifths of the dividend withholding tax that was withheld and remitted to the tax authorities subject to certain requirements. This applies regardless of any further reduction or exemption provided under the Parent-Subsidiary Directive or a double taxation treaty.

Foreign corporations will generally have to meet certain stringent substance criteria defined by statute in order to receive an exemption from or (partial) refund of German dividend withholding tax. These criteria are highly controversial and currently under review by the European Court of Justice.

21.3.3	Taxation of Dividends of Shareholders with a Tax Domicile in Germany

21.3.3.1	Individuals who hold the Shares as Private Assets

For individuals who are tax resident in Germany (generally, individuals whose domicile or usual residence is located in Germany) and who hold shares as private assets, the withholding tax will generally serve as a final tax. In other words, once deducted, the shareholder’s income tax liability on the dividends will be settled, and he or she will no longer have to declare them on his or her annual tax return (the “Flat Tax”).

The purpose of the Flat Tax is to provide for separate and final taxation of capital investment income earned; in other words, taxation that is irrespective of the individual’s personal income tax rate. Shareholders may apply to have their income from capital investments assessed in accordance with the general rules and with an individual’s personal income tax rate if this would result in a lower tax burden. The base for taxation would be the gross dividend income less the savers’ allowance of €801.00 (€1,602.00 for jointly filing individuals). Any tax and solidarity surcharge already withheld would be credited against the income tax and solidarity surcharge so determined and any overpayment refunded. Income-related expenses cannot be deducted from capital gains in either case, however, subject to a rule on the restriction of tax deductions for income-related expenses.

If the individual owns (i) at least 1% of the shares in the Company and is able to exercise significant entrepreneurial influence on the Company’s business activity due to his or her employment (berufliche Tätigkeit) for the Company or (ii) at least 25% of the shares, the tax authorities may approve upon application that the dividends are treated under the partial-income method (see “21.3.3.2.2 Sole Proprietors (Individuals)”.

Church tax generally has to be withheld, if applicable, based on an automatic data access procedure, unless the shareholder has filed a blocking notice (Sperrvermerk) with the Federal Central Office of Taxation (Bundeszentralamt für Steuern). Where church tax is not levied by way of withholding, it is to be levied by means of a legally required income tax assessment.

As an exemption, dividend payments that are funded from the Company’s tax-recognized contribution account (steuerliches Einlagekonto) and are paid to shareholders who are tax resident in Germany whose shares are held as non-business assets, do – contrary to the above – not qualify as income from capital investments. A dividend payment funded from the Company’s tax-recognized contribution account (steuerliches Einlagekonto) reduces the shareholder’s acquisition costs of the shares, which can result in a higher capital gain in case of the shares’ disposal (cf. below). This will not apply if (i) the shareholder or, in the event of a gratuitous transfer, its legal predecessor, or, if the shares have been gratuitously transferred several times in succession, one of his legal predecessors at any point during the five years preceding the (deemed, as the case may be,) disposal directly or indirectly held at least 1% of the share capital of the Company (a “Qualified Participation”) and (ii) the dividend payment funded from the Company’s tax-recognized contribution account (steuerliches Einlagekonto) exceeds the acquisition costs of the shares. In such a case of a Qualified Participation, a dividend payment funded from the Company’s tax-recognized contribution account (steuerliches Einlagekonto) is deemed a sale of the shares and is taxable as a capital gain if and to the extent the dividend payment funded from the Company’s tax-recognized contribution account (steuerliches Einlagekonto) exceeds the acquisition costs of the shares. In this case the taxation corresponds with the description in “21.3.5 Taxation of Capital Gains” with regard to shareholders maintaining a Qualified Participation.

21.3.3.2	Shares held as Business Assets

The withholding tax has with regard to dividends from shares held as business assets of shareholders who are tax resident in Germany no tax settling effect. In this case, the taxation is based on whether the shareholder is a corporation, an individual or a partnership. The withholding tax withheld and paid to the tax authorities, including the solidarity surcharge, is credited against the income or corporate income tax and the solidarity surcharge of the shareholder and any overpayment will be refunded.

Dividend payments that are funded from the Company’s tax-recognized contribution account (steuerliches Einlagekonto) and are paid to shareholders who are tax resident in Germany whose shares are held as business assets are generally fully tax-exempt in the hands of such shareholder. To the extent the dividend payments funded from the Company’s tax-recognized contribution account (steuerliches Einlagekonto) exceed the acquisition costs of the shares, taxable capital gains occur. The taxation of such gain corresponds with the description in the section “21.3.5 Taxation of Capital Gains” with regard to shareholders whose shares are held as business assets.

However, pursuant to a rule on the restriction of withholding tax credit enacted in 2016, the credit of withholding tax is subject to the following three cumulative prerequisites: (i) the shareholder must qualify as beneficial owner of the shares in the Company for a minimum holding period of 45 consecutive days occurring within a period of 45 days prior and 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70% of the change in value risk related to the shares in the Company during the minimum holding period without being directly or indirectly hedged, and (iii) the shareholder must not be required to fully or largely compensate directly or indirectly the dividends to third parties. Absent the fulfilment of all of the three prerequisites, three fifths of the withholding tax imposed on the dividends must not be credited against the shareholder’s (personal or corporate) income tax liability, but may, upon application, be deducted from the shareholder’s tax base for the relevant assessment period. A shareholder that has received gross dividends without any deduction of withholding tax (e.g., due to a tax exemption) without qualifying for a full tax credit has to notify the competent local tax office accordingly and has to make a payment in the amount of the refrained withholding tax deduction. The special rule on the restriction of withholding tax credit does not apply to a shareholder whose overall dividend earnings within an assessment period do not exceed €20,000.00 or that has been the beneficial owner of the shares in the Company for at least one uninterrupted year upon receipt of the dividends.

21.3.3.2.1	Corporations

Dividends received by corporations tax resident in Germany are generally exempt from corporate income tax and solidarity surcharge, irrespective of the stake represented by the shares and the length of time the shares are held; however 5% of the dividends are treated as a non-deductible business expense and, as such, are subject to corporate income tax (plus the solidarity surcharge) with a total tax rate of 15.825%.

Different rules apply to free floating dividends (i.e., dividends earned on direct shareholdings in the Company equal to less than 10% of its share capital at the beginning of the respective calendar year). Such free floating dividends are fully taxed at the corporate income tax rate. The acquisition of a shareholding of at least 10% during a calendar year is deemed to have occurred at the beginning of the respective calendar year. Participations which a shareholder holds through a commercial partnership are attributable to the shareholder only on a pro rata basis at the ratio of the interest share of the shareholder in the assets of the relevant partnership.

Business expenses actually incurred and having a direct business relationship to the dividends may be fully deducted.

The amount of any dividends (after deducting business expenses related to the dividends) is fully subject to trade tax, unless the corporation held at least 15% of the Company’s registered share capital at the beginning of the relevant tax assessment period, entitling it to an intercorporate privilege for trade tax purposes. In the latter case, the aforementioned exemption of 95% of the dividend income applies analogously for trade tax purposes.

21.3.3.2.2	Sole Proprietors (Individuals)

If the shares are held as part of the business assets of a sole proprietor (individual) with his or her tax domicile in Germany, 40% of any dividend is tax exempt (the so-called partial income method). Only 60% of the expenses economically related to the dividends are tax deductible. The partial income method will also apply when individuals hold the shares indirectly through a partnership (with the exception of individual investors who hold their shares through partnerships that are neither commercial partnerships nor deemed to be commercial partnerships). However, the partial-income method does not apply with respect to church tax (if applicable). If the shares are held as business assets of a domestic commercial permanent establishment, the full amount of the dividend income (after deducting business expenses that are economically related to the dividends) is also subject to trade tax, unless the taxpayer held at least 15% of the Company’s registered share capital at the beginning of the relevant tax assessment period. In the latter case, the net dividends (after deducting directly related expenses) are exempt from the trade tax. However, trade tax is generally credited – fully or in part – as a lump sum against the shareholder’s personal income tax liability. Upon application and provided that additional prerequisites are met, a sole proprietor can obtain a certain reduction of his personal income tax rate for profits not withdrawn from the business.

21.3.3.2.3	Partnerships

If the shareholder is a commercial partnership or deemed to be a commercial partnership, the personal income tax or corporate income tax, as the case may be, and the solidarity surcharge are levied at the level of each partner rather than at the level of the partnership. The taxation of each partner depends upon whether the partner is a corporation or an individual. If the partner is a corporation, then the dividend is generally 95% tax exempt; however, dividends from an indirect shareholding representing less than 10% of the share capital for the relevant partner are fully subject to taxation (see “21.3.3.2.1 Corporations”). If the partner is an individual, only 60% of the dividend income is subject to income tax; in this case the partial-income method does not apply as regards church tax (if applicable) (see “Sole Proprietors (Individuals)”).

Additionally, if the shares are held as business assets of a domestic permanent establishment of a commercial or deemed to be commercial partnership, the full amount of the dividend income is also subject to trade tax at the level of the partnership. In the case of partners who are individuals, the trade tax that the partnership pays on his or her proportion of the partnership’s income is generally credited as a lump sum – fully or in part – against the individual’s personal income tax liability. If the partnership held at least 15% of the Company’s registered share capital at the beginning of the relevant tax assessment period, the dividends (after the deduction of business expenses economically related thereto) are generally not subject to trade tax. However, in this case, trade tax will be levied on 5% of the dividends to the extent they are attributable to the profit share of such corporate partners to whom at least 10% of the shares in the Company are attributable on a look-through basis, since such portion of the dividends are deemed to be non-deductible business expenses.

21.3.3.2.4	Financial and Insurance Sector

Special rules apply to companies operating in the financial and insurance sector (see “21.4 Special Treatment of Companies in the Financial and Insurance Sectors and Pension Funds”).

21.3.4	Taxation of Dividends of Shareholders Without a Tax Domicile in Germany

The dividends paid to shareholders (individuals and corporations) without a tax domicile in Germany are taxed in Germany, provided that the shares are held as part of the business assets of a permanent establishment in Germany or as part of the business assets for which a permanent representative in Germany has been appointed. The withholding tax (including solidarity surcharge) withheld and remitted to the German tax authorities is credited against the respective shareholder’s personal income tax or corporate income tax liability, and any overpayment will be refunded. The same applies to the solidarity surcharge. These shareholders are essentially subject to the same rules applicable to German resident shareholders, as discussed above.

In all other cases, the withholding of the dividend withholding tax (including solidarity surcharge) discharges any tax liability of the shareholder in Germany. A refund or exemption is granted only as discussed for dividend withholding tax, see “21.3.2 Withholding Tax”.

Dividend payments that are funded from the Company’s tax-recognized contribution account (steuerliches Einlagekonto) are generally not taxable in Germany.

21.3.5	Taxation of Capital Gains

21.3.5.1	Taxation of Capital Gains of Shareholders with a Tax Domicile in Germany

21.3.5.1.1	Shares held as Private Assets

Gains on the sale of shares that are held as private assets by shareholders with a tax domicile in Germany, and which were acquired after December 31, 2008, are generally taxable regardless of the length of time held. The tax rate is (generally) a uniform 25% plus the 5.5% solidarity surcharge thereon (resulting in an aggregate tax rate of 26.375%) as well as any church tax, if applicable, unless the respective shareholder holds a Qualified Participation.

The taxable capital gains are the difference between (i) the proceeds from the disposal of shares after deducting the direct sales costs and (ii) the acquisition cost of the shares. Under certain conditions, prior payments from the tax-recognized contribution account (steuerliches Einlagekonto) may lead to reduced acquisition costs of the shares rights held as private assets and, as a consequence, increase the taxable sales gain. Losses on the sale of shares can only be used to offset gains made on the sale of shares during the same year or in subsequent years.

If the shares are held in custody or administered by a domestic bank or financial service institute, a domestic securities trading company or a domestic securities trading bank (including the domestic branches of foreign banks and financial service institutes), or if such office sells the shares and pays out or credits the capital gains (each a “Domestic Paying Agent”), said Domestic Paying Agent withholds a withholding tax of 25% plus 5.5% solidarity surcharge thereon and any church tax (if applicable) and remits this to the competent tax authority; in such a case, the tax on the capital gain is generally discharged. If the shares were only held in custody or administered by the respective Domestic Paying Agent continuously after acquisition, the amount of tax withheld is generally based on the difference between the proceeds from the sale, after deducting expenses directly related to the sale, and the amount paid to acquire the shares rights. However, the withholding tax rate of 25% plus the 5.5% solidarity surcharge thereon and any church tax (if applicable), will be applied to 30% of the gross sales proceeds if the shares were not administered by the same custodian bank since acquisition and the original cost of the shares rights cannot be verified or such verification is not admissible. In this case, the shareholder is entitled to, and in case the actual gain is higher than 30% of the gross proceeds must, verify the original costs of the shares rights in his or her annual tax return.

Church tax generally has to be withheld, if applicable, based on an automatic data access procedure, unless the shareholder has filed a blocking notice (Sperrvermerk) with the Federal Central Office of Taxation (Bundeszentralamt für Steuern). Where church tax is not levied by way of withholding, it is determined by means of an income tax assessment.

A shareholder may request that all his or her items of capital investment income, along with his or her other taxable income, be subject to the progressive income tax rate instead of the uniform tax rate for private capital investment income if this lowers his or her tax burden. The base for taxation would be the gross income less the savers’ allowance of €801.00 (€1,602.00 for jointly filing individuals). The prohibition on deducting income-related costs and the restrictions on offsetting losses also apply to tax assessments based on the progressive income tax rate. Any tax already withheld would be credited against the income tax so determined and any overpayment refunded.

By contrast, shareholder’s capital gains are subject to the partial-income method and not the Flat Tax, if a shareholder holds a Qualified Participation. Consequently, 60% of the proceeds from the sale of shares are subject to the individual income tax rate, if the shareholder, or his or her legal predecessor in case of acquisition without consideration, has directly or indirectly held shares equal to at least 1% of the Company’s share capital at any time during the previous five years. 60% of the expenses economically related to the proceeds of the sale of shares are tax-deductible.

In the case of a Qualified Participation, withholding tax (including the solidarity surcharge) is also withheld by the Domestic Paying Agent. The tax withheld, however, is not treated as a final tax. Hence, the shareholder is obliged to declare the gains from the sale in his income tax return. The withholding tax (including solidarity surcharge) withheld and remitted to the German tax authorities is credited against the respective shareholder’s personal income tax or corporate income tax liability in the tax assessment, and any overpayment will be refunded.

21.3.5.1.2	Shares held as Business Assets

The Flat Tax does not apply to proceeds from the sale of shares held as business assets by shareholders domiciled in Germany. If the shares form part of a shareholder’s business assets, taxation of the capital gains realized will then depend upon whether the shareholder is a corporation, sole proprietor or partnership. Dividend payments that are funded from the Company’s tax-recognized contribution account (steuerliches Einlagekonto) reduce the original acquisition costs. In case of a sale of shares, a higher taxable capital gain can arise therefrom. If the dividend payments exceed the shares’ book value for tax purposes, a taxable capital gain can arise.

1.

Corporations: In general, capital gains earned on the sale of shares by corporations domiciled in Germany are exempt from corporate income tax (including the solidarity surcharge) and trade tax, irrespective of the stake represented by the shares and the length of time the shares are held; however, 5% of the capital gains are treated as a non-deductible business expense and, as such, are subject to corporate income tax (plus the solidarity surcharge thereon) and to trade tax. Losses from the sale of shares and any connected reductions in profit do not qualify as tax-deductible business expenses.

2.

Sole proprietors (individuals): If the shares were acquired after December 31, 2008 and form part of the business assets of a sole proprietor (individual) who is tax resident in Germany, 60% of the capital gains on their sale are subject to the individual’s personal tax rate plus the solidarity surcharge thereon (partial income method). Correspondingly, only 60% of losses from such sales and 60% of expenses economically related to such sales are deductible. For church tax, if applicable, the partial income method does not apply. If the shares are held as business assets of a commercial permanent establishment located in Germany, 60% of the capital gains are also subject to trade tax. The trade tax is fully or partially credited as a lump sum against the shareholder’s personal income tax liability. Upon application and provided that additional prerequisites are met, a sole proprietor can obtain a certain reduction of his personal income tax rate for profits not withdrawn from the business.

3.

Commercial Partnerships: If the shareholder is a partnership, personal income tax or corporate income tax, as the case may be, is assessed at the level of each partner rather than at the level of the partnership. The taxation of each partner depends upon whether the respective partner is a corporation or an individual. If the partner is a corporation, the tax principles applying to capital gains which are outlined in subsection 1 apply. If the partner is an individual, the tax principles applying to capital gains that are outlined in subsection 2. above apply. Upon application and provided that additional prerequisites are met, an individual who is a partner can obtain a reduction of his or her personal income tax rate for profits not withdrawn from the partnership. In addition, capital gains from the sale of shares attributable to a permanent establishment maintained in Germany by a commercial partnership, or deemed to be commercial partnership, are subject to trade tax at the level of the partnership. As a rule, only 60% of the gains in this case are subject to trade tax to the extent the partners in the partnership are individuals, while 5% are subject to trade tax to the extent the partners are corporations and shares are sold. Under the principles discussed above, losses on sales and other reductions in profit related to the shares sold are generally not deductible or are only partially deductible, if the partner is a corporation. If the partner is an individual, the trade tax the partnership pays on his or her share of the partnership’s income is generally credited as a lump sum – fully or in part – against his or her personal income tax liability, depending on the tax rate imposed by the local municipality and certain individual tax-relevant circumstances of the taxpayer.

Special rules apply to capital gains realized by companies active in the financial and insurance sectors, as well as pension funds, see “21.4 Special Treatment of Companies in the Financial and Insurance Sectors and Pension Funds”.

If a Domestic Paying Agent is involved, the proceeds from the sale of shares held as business assets are generally subject to the same withholding tax rate as those of shareholders whose shares are held as private assets (see “21.3.5.1.1 Shares held as Private Assets”). However, the Domestic Paying Agent may refrain from withholding the withholding tax if (i) the shareholder is a corporation, association or estate with its tax domicile in Germany, or (ii) the shares form part of the shareholder’s domestic business assets, and the shareholder informs the Domestic Paying Agent of this on the officially prescribed form and meets certain additional prerequisites. If the Domestic Paying Agent nevertheless withholds taxes, the withholding tax withheld and remitted (including the solidarity surcharge and church tax, if applicable) will be credited against the shareholder’s income tax or corporate income tax liability (including the solidarity surcharge and church tax, if applicable) and any excess amount will be refunded.

21.3.5.2	Taxation of Capital Gains of Shareholders Without a Tax Domicile in Germany

Capital gains realized by a shareholder with no tax domicile in Germany are subject to German income tax only if the selling shareholder holds a Qualified Participation or if the shares form part of the business assets of a permanent establishment in Germany or of business assets for which a permanent representative is appointed.

Most double taxation treaties provide for an exemption from German taxes and assign the right of taxation to the shareholder’s country of domicile in the former case, unless the respective shareholder holds the shares in a permanent establishment in Germany. However, certain double taxation treaties, in particular most new or revised double tax treaties, contain special provisions for shareholdings in a real estate company. In the latter case the taxation of capital gains is governed by the same rules that apply to shareholders resident in Germany.

21.4	Special Treatment of Companies in the Financial and Insurance Sectors and Pension Funds

If financial institutions or financial service providers hold or sell shares that are allocable to their trading book pursuant to Section 340e para. 3 of the German Commercial Code (Handelsgesetzbuch), they will neither be able to use the partial-income method nor have 60% of their gains exempted from taxation nor be entitled to the 95% exemption from corporate income tax plus the solidarity surcharge and any applicable trade tax. Thus, dividend income and capital gains are fully taxable. The same applies to shares acquired by financial enterprises (Finanzunternehmen) within the meaning of the German Banking Act (Gesetz über das Kreditwesen), if the shares had to be accounted for as current assets at the time of acquisition and more than 50% of the shares in the relevant financial enterprise are directly or indirectly held by financial institutions or financial service providers. Likewise, the previously described tax exemption applicable to corporations for dividend income and capital gains from the sale of shares does not apply to shares that qualify as a capital investment in the case of life insurance and health insurance companies or to those which are held by pension funds.

21.5	Inheritance and Gift Tax

The transfer of shares to another person by inheritance or gift is generally subject to German inheritance and gift tax only if

1.

the decedent, donor, heir, beneficiary or other transferee maintained his or her domicile or habitual abode in Germany, or had its place of management or registered office in Germany at the time of the transfer, or is a German citizen who has spent no more than five consecutive years prior to the transfer outside Germany without maintaining a residence in Germany (special rules apply to certain former German citizens who neither maintain their domicile nor have their habitual abode in Germany); or

2.

the shares were held by the decedent or donor as part of business assets for which a permanent establishment was maintained in Germany or for which a permanent representative in Germany had been appointed; or

3.

the decedent or donor with place of management or registered office in Germany, either individually or collectively with related parties, held, directly or indirectly, at least 10% of the Company’s registered share capital at the time of the inheritance or gift.

The fair value represents the tax assessment base. In general that is the stock exchange price. Dependent on the degree of relationship between decedent or donor and recipient, different tax-free allowances and tax rates apply.

The few German double taxation treaties relating to inheritance tax and gift tax currently in force usually provide that the German inheritance tax or gift tax can only be levied in the cases of 1. above, and also with certain restrictions in case of 2. above. Special provisions apply to certain German nationals living outside of Germany and former German nationals.

21.6	Other Taxes

No German transfer tax, value-added tax, stamp duty or similar taxes are assessed on the purchase, sale or other transfer of shares. Provided that certain requirements are met, an entrepreneur may, however, opt for the payment of value-added tax on transactions that are otherwise tax-exempt. Net wealth tax is currently not imposed in Germany.

The European Commission and certain European Union member states (including Germany) are currently intending to introduce a financial transactions tax (presumably on secondary market transactions involving at least one financial intermediary). It is currently uncertain if and when the proposed financial transactions tax will be enacted by the participating European Union member states and when the financial transactions tax will enter into force.

22. TAXATION IN THE GRAND DUCHY OF LUXEMBOURG

The following information is of a general nature only and is based on the laws in force in Luxembourg as of the date of this Prospectus and is subject to any change in law that may take effect after such date. It does not purport to be a comprehensive description of all tax considerations that might be relevant to an investment decision. It is not intended to be, nor should it be construed to be, legal or tax advice. It is a description of the essential material Luxembourg tax consequences with respect to acquiring, owning and disposing of shares of the Company and may not include tax considerations that arise from rules of general application or that are generally assumed to be known to shareholders. Prospective shareholders should consult their professional advisors with respect to particular circumstances, the effects of state, local or foreign laws to which they may be subject, and as to their tax position.

Please be aware that the residence concept used under the respective headings applies for Luxembourg income tax assessment purposes only. Any reference in this section to a tax, duty, levy impost or other charge or withholding of a similar nature refers to Luxembourg tax law and/or concepts only. In addition, please note that a reference to Luxembourg income tax generally encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi) as well as personal income tax (impôt sur le revenu). Corporate shareholders may further be subject to net wealth tax (impôt sur la fortune) as well as other duties, levies or taxes. Corporate income tax, municipal business tax, the solidarity surcharge and the net wealth tax invariably apply to most corporate taxpayers resident in Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax and the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.

22.1	Withholding Taxes

Dividend payments made to shareholders by a non-resident company, such as the Company, as well as liquidation proceeds and capital gains derived therefrom, are not subject to a withholding tax in Luxembourg. Therefore, the Company does not assume liability for withholding Luxembourg taxes at the source.

22.2	Taxation of Dividend Income

Under certain conditions, a corresponding tax credit may be granted to the shareholders of the Company for foreign withholding taxes against Luxembourg income tax due on these dividends, without exceeding in any case Luxembourg tax on such income.

22.2.1	Luxembourg Resident Shareholders

Dividends and other payments derived from shares of the Company held by resident individual shareholders, who act in the course of the management of either their private wealth or their professional/business activity, are subject to income tax at the ordinary progressive rates with a current top effective marginal tax rate of 42% (45.78% including the maximum 9% solidarity surcharge), depending on the annual level of income of the shareholders.

Furthermore, actual income related expenses (e.g., bank fees) are deducted, provided that they are supported by documents or a lump-sum deduction of €25.00 applies (doubled for individual taxpayers who are jointly taxable).

Under current Luxembourg tax laws, 50% of the gross amount of dividends received by resident individuals from the Company may however be exempt from income tax, since the Company is a company resident in the European Union and covered by Article 2 of the Parent-Subsidiary Directive. In addition, a total lump-sum exemption of €1,500 (doubled for individual taxpayers who are jointly taxable) applies to the total investment income (dividends and interest) received during the tax year.

Dividends and other payments derived from shares of the Company by Luxembourg resident fully taxable companies are subject to income taxes, unless the conditions of the participation exemption regime are satisfied.

Subject to the anti-abuse provisions of Article 166 of the Luxembourg Income Tax Law (“ITL”), the participation exemption regime provides that dividends derived from shares of the Company may be exempt from income tax at the level of the shareholder if cumulatively:

•

the shareholder receiving the dividends is either (i) a fully taxable Luxembourg resident company, or (ii) a domestic permanent establishment of a company resident in the European Union falling under Article 2 of the Parent-Subsidiary Directive, or (iii) a domestic permanent establishment of a joint-stock company limited by shares (société de capitaux) that is resident in a state with which Luxembourg has concluded a double taxation treaty, or (iv) a domestic permanent establishment of a joint-stock company limited by shares (société de capitaux) or of a cooperative company which is a resident of an EEA Member State (other than a member state of the European Union) (each an “Eligible Parent”);

•

the Company is (i) a Luxembourg resident fully-taxable joint-stock company limited by shares (société de capitaux), or (ii) a company covered by Article 2 of the Parent-Subsidiary Directive, or (iii) a non-resident joint-stock company limited by shares (société de capitaux) liable to a tax corresponding to Luxembourg corporate income tax at a rate of a minimum 9.0% from January 1, 2018 (“Qualified Subsidiary”); and

•

at the date on which the relevant income is made available, the shareholder of the Qualified Subsidiary has held or commits itself to hold for an uninterrupted period of at least twelve months a shareholding representing a direct participation of at least 10% in the share capital of the Qualified Subsidiary or a direct participation in the Qualified Subsidiary of an acquisition price of at least €1.2 million, or an equivalent amount in another currency (“Qualified Shareholding”).

Liquidation proceeds are assimilated to a dividend received and may be exempt under the same conditions. Shares held through a tax transparent entity are considered as being a direct participation proportionally to the percentage held in the net invested assets of the transparent entity. To the extent that business expenses incurred during the year of receipt of the dividend are in an economic relation with the participation in the Company, these expenses will not be deductible up to the amount of exempt dividends and/or liquidation proceeds derived from the shareholding in the Company (during the year of receipt of the dividend).

Income from a participation received in exchange for another participation under Article 22bis ITL (i.e., a tax neutral exchange) cannot benefit from the participation exemption regime if distributions from the participation given in exchange would not have been exempt from Luxembourg income tax had the exchange not taken place. However, distributions made after the end of the fifth fiscal year following the fiscal year of the exchange are not subject to this restriction.

If the participation exemption does not apply, dividends may benefit from the 50% exemption under the relevant conditions set out above.

Any shareholder of the Company who is a Luxembourg resident entity governed (i) by the Luxembourg Law of December 17, 2010 on undertakings for collective investment, as amended, (ii) by the Luxembourg Law of February 13, 2007 on specialized investment funds, as amended, (iii) by the Luxembourg Law of May 11, 2007 on family wealth management companies, as amended, or (iv) by the Luxembourg Law of July 23, 2016 on reserved alternative investment funds and treated as a specialized investment fund for Luxembourg tax purposes, is exempt from Luxembourg income taxes, and profits derived from the shares in the Company are therefore not subject to Luxembourg income taxes.

22.2.2	Non-Resident Shareholders

Shareholders of the Company who are non-residents of Luxembourg and who have neither a permanent establishment nor a permanent representative in Luxembourg to which or whom the shares are attributable are not liable to any Luxembourg income tax on dividends received from the Company.

Subject to the provisions of double taxation treaties, dividends on the shares in the Company received by non-resident shareholders holding the shares through a Luxembourg permanent establishment or through a Luxembourg permanent representative to which or whom the shares are attributable are subject to income tax at ordinary rates unless the conditions of the participation exemption as described above apply. If the conditions of the participation exemption are not fulfilled, 50% of the gross dividends of the Company received by a Luxembourg permanent establishment or permanent representative may, however, be exempt from Luxembourg income taxes, given that the Company is a company resident in the European Union and covered by Article 2 of the Parent-Subsidiary Directive.

22.3	Taxation of Capital Gains

22.3.1	Luxembourg Resident Shareholders

Capital gains realized on the disposal of shares of the Company by individual shareholders resident in Luxembourg, who act in the course of the management of their private wealth, are not subject to income tax, unless said capital gains qualify either as speculative gains or as gains on a substantial participation (“Substantial Participation”). Capital gains are deemed to be speculative and are subject to income tax at ordinary rates if the shares are disposed of within six months after their acquisition or if their disposal precedes their acquisition.

A participation is deemed to be substantial where a resident individual shareholder holds, either alone or together with his spouse or partner and/or minor children, directly or indirectly at any time within the five years preceding the disposal, more than 10% of the share capital of the Company. A shareholder is also deemed to transfer a Substantial Participation if within the five years preceding the transfer he acquired free of charge a participation that constituted a Substantial Participation in the hands of the transferor (or the transferors in case of successive transfers free of charge within the same five-year period). Capital gains realized on a Substantial Participation more than six months after the acquisition thereof are subject to Luxembourg income tax according to the half-global rate method (i.e., the average rate applicable to the total income is calculated according to progressive income tax rates and half of the average rate is applied to the capital gains realized on a Substantial Participation) and may benefit from an allowance of up to €50,000.00 granted for a ten-year period (doubled for individual taxpayers who are jointly taxable). A disposal may include a sale, an exchange, a contribution or any other kind of alienation of the shares.

Capital gains realized on the disposal of shares of the Company by individual shareholders resident in Luxembourg, who act in the course of their professional/business activity, are subject to income tax at ordinary rates.

Capital gains realized on shares of the Company by (i) a Luxembourg fully-taxable resident company or (ii) the Luxembourg permanent establishment or permanent representative of a non-resident foreign company to which or whom the shares are attributable, are subject to Luxembourg income tax at the maximum global rate of 26.01% (in Luxembourg-City in 2018), unless the conditions of the participation exemption regime, as described below, are satisfied. Under the participation exemption regime, capital gains realized on shares of the Company may be exempt from income tax at the level of the shareholder if (i) the shareholder is an Eligible Parent and (ii) at the time the capital gain is realized, the shareholder has held or commits itself to hold for an uninterrupted period of at least 12 months either (a) a direct participation of at least 10% in the share capital of the Company or (b) a direct participation in the Company with an acquisition price of at least €6.0 million. Shares held through a tax transparent entity are considered as a direct participation proportionally to the percentage held in the net invested assets of the transparent entity. However, the participation exemption regime contains some rules intended to avoid a double benefit. To the extent that expenses related to the (exempt) shareholding or write-downs deducted in relation to the participation have reduced the relevant shareholder’s taxable profits (during the year of the sale or in prior years), the exempt amount of the capital gain will be reduced by the sum of the excess expenses and capital write-downs which are in direct economic connection with the participation and were deducted over current and previous years (this rule being referred to as the recapture of previous deductions).

Income derived from the sale of a participation received in exchange for another participation under Article 22bis ITL (i.e., a tax neutral exchange) cannot benefit from the participation exemption regime if income derived from this sale would not have been exempt from Luxembourg income tax had the exchange not taken place. However, income derived from a sale after the fifth fiscal year following the fiscal year of the exchange is not subject to this restriction.

Taxable gains are determined as being the difference between the price for which the shares have been disposed of and the lower of their cost or book value. Any expenses in excess of the capital gains remain fully tax deductible.

Any shareholder of the Company who is a Luxembourg resident entity governed (i) by the Luxembourg Law of December 17, 2010 on undertakings for collective investment, as amended, (ii) by the Luxembourg Law of February 13, 2007 on specialized investment funds, as amended, (iii) by the Luxembourg Law of May 11, 2007 on family estate management companies, as amended, or (iv) by the Luxembourg Law of July 23, 2016 on reserved alternative investment funds and treated as a specialized investment fund for Luxembourg tax purposes, is not subject to any Luxembourg income taxes in respect of capital gains realized upon disposal of its shares.

22.3.2	Non-Resident Shareholders

Non-resident shareholders who have neither a permanent establishment nor a permanent representative in Luxembourg to which or whom the shares in the Company are attributable, are not liable for any Luxembourg income tax on capital gains upon disposal of shares in the Company, except with respect to capital gains realized on a Substantial Participation (i) prior to the acquisition or within the first six months of the acquisition thereof or (ii) when the non-resident shareholder has been a Luxembourg resident taxpayer for more than 15 years and has become a non-resident less than five years before the realization of the capital gains on the shares, in which case capital gains are subject to income tax in Luxembourg at ordinary rates (subject to the provisions of a relevant double taxation treaty).

Under Luxembourg tax laws and subject to the provisions of double taxation treaties, capital gains realized on the disposal of shares in the Company by a non-resident shareholder holding the shares through a Luxembourg permanent establishment or through a Luxembourg permanent representative to which or whom the shares are attributable are subject to income tax at ordinary rates unless the conditions of the participation exemption as described above are satisfied. Taxable gains are determined as being the difference between the price for which the shares have been disposed of and the lower of their cost or book value.

22.4	Net Wealth Tax

Luxembourg resident shareholders of the Company, as well as non-resident shareholders who have a permanent establishment or a permanent representative in Luxembourg to which or whom the shares are attributable, are subject to Luxembourg net wealth tax on their net assets as determined for net wealth tax purposes on the net wealth tax assessment date (i.e. January 1 of each year on the basis of the balance sheet for the end of the last fiscal year), except if the relevant shareholder is (i) a resident or non-resident individual, or (ii) a family estate management company governed by the Luxembourg Law of May 11, 2007 on family estate management companies, as amended, (iii) an undertaking for collective investment governed by the Luxembourg Law of December 17, 2010 on undertakings for collective investment, as amended, (iv) a specialized investment fund governed by the Luxembourg Law of February 13, 2007 on specialized investment funds, as amended, (v) a securitization company governed by the Luxembourg Law of March 22, 2004 on securitization, as amended, (vi) a venture capital company governed by the Luxembourg Law of June 15, 2004 on venture capital vehicles, as amended, (vii) a professional pension institution governed by the Luxembourg Law of July 13, 2005, as amended, or (viii) a reserved alternative investment fund vehicle governed by the Luxembourg Law of July 23, 2016.

Please note, however, that (i) securitization companies governed by the Luxembourg Law of March, 22, 2004 on securitization, as amended, (ii) venture capital companies governed by the Luxembourg Law of June 15, 2004 on venture capital vehicles, as amended, (iii) professional pension institutions governed by the Luxembourg Law of July 13, 2005, as amended, and (iv) reserved alternative investment funds and treated as a venture capital vehicle for Luxembourg tax purposes governed by the Luxembourg Law of July 23, 2016 on reserved alternative investment funds remain subject to minimum net wealth tax.

Furthermore, shares in the Company held by any shareholder who is an Eligible Parent may be exempt from net wealth tax for any given fiscal year, if at the end of the relevant fiscal year, the shares represent a direct participation of at least 10% in the share capital of the Company or a direct participation of an acquisition price of at least €1.2 million. In such case, financing the shareholding in the Company through debt would not constitute a deductible liability to the extent it finances an exempt asset.

A minimum net wealth tax is levied on companies having their statutory seat or central administration in Luxembourg. Such companies are subject to a minimum net wealth tax of €4,815.00 if the sum of their fixed financial assets, receivables owed to affiliated companies, transferable securities, postal checking accounts, checks and cash exceeds cumulatively (i) 90% of their total balance sheet and (ii) €350,000.00. Otherwise, they are subject to a minimum net wealth tax between €535.00 and €32,100.00, based on their total balance sheet.

22.5	Value Added Tax

There is no Luxembourg VAT payable in respect of payments in consideration for the subscription of the Company’s shares or in respect of the payment of dividends or the transfer of the shares.

22.6	Other Taxes

Under current Luxembourg tax laws, no registration tax or similar tax is in principle payable by shareholders upon the acquisition, holding or disposal of shares in the Company. However, a fixed registration duty of €12.00 may be due (i) upon registration of the shares in Luxembourg on a voluntary basis or (ii) where the relevant document is appended to a document that requires mandatory registration.

Under current Luxembourg tax law, where an individual shareholder of the Company is a resident of Luxembourg for inheritance tax purposes at the time of his death, the shares are included in his taxable basis for inheritance tax purposes.

Gift tax may be due on a gift or donation of the shares if the gift is recorded in a Luxembourg notarial deed or otherwise registered in Luxembourg.

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23.    FINANCIAL INFORMATION

The following English-language condensed interim consolidated financial statements (F-2 – F-11), consolidated financial statements (F-12 – F-49, F-51 – F-90 and F-92 – F-136) and unconsolidated annual financial statements (F-138 – F-150) are translations of the respective German-language unaudited condensed interim consolidated financial statements, the respective German-language audited consolidated financial statements and the respective German-language audited unconsolidated annual financial statements.

Unaudited condensed interim consolidated  financial statements of TLG IMMOBILIEN AG as of and for the nine months ended September 30, 2017 (prepared in accordance with IFRS on interim financial reporting (IAS 34))

F-2

Consolidated Statement of Comprehensive Income	F-3

Consolidated Statement of Financial Position	F-4

Consolidated Cash Flow Statement	F-5

Consolidated Statement of Changes in Equity	F-6

Condensed Notes to the Interim Consolidated Financial Statements	F-7

Audited consolidated financial statements of TLG IMMOBILIEN AG as of and for the year ended December 31, 2016 (prepared in accordance with IFRS)	F-12

Consolidated Statement of Comprehensive Income	F-13

Consolidated Statement of Financial Position	F-14

Consolidated Cash Flow Statement	F-15

Consolidated Statement of Changes in Equity	F-16

Notes to the Consolidated Financial Statements	F-17

Audit Opinion	F-50

Audited consolidated financial statements of TLG IMMOBILIEN AG as of and for the year ended December 31, 2015 (prepared in accordance with IFRS)	F-51

Consolidated Statement of Comprehensive Income	F-52

Consolidated Statement of Financial Position	F-53

Consolidated Cash Flow Statement	F-54

Consolidated Statement of Changes in Equity	F-55

Notes to the Consolidated Financial Statements	F-56

Audit Opinion	F-91

Audited consolidated financial statements of TLG IMMOBILIEN AG as of and for the year ended December 31, 2014 (prepared in accordance with IFRS)	F-92

Consolidated Statement of Comprehensive Income	F-93

Consolidated Statement of Financial Position	F-94

Consolidated Cash Flow Statement	F-95

Consolidated Statement of Changes in Equity	F-96

Notes to the Consolidated Financial Statements	F-97

Audit Opinion	F-137

Unconsolidated annual financial statements of TLG IMMOBILIEN AG as of and for the year ended December 31, 2016 (prepared in accordance with German Commercial Code (Handelsgesetzbuch))	F-138

Income Statement	F-139

Balance Sheet	F-140

Notes to the Annual Financial Statements	F-142

Audit Opinion	F-151

Unaudited Condensed Interim Consolidated Financial Statements

of TLG IMMOBILIEN AG

as of and for the nine months ended September 30, 2017

(prepared in accordance with IFRS on interim financial reporting (IAS 34))

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the period from 1 January to 30 September 2017

in EUR k	01/07/2017 – 30/09/2017	01/07/2016 – 30/09/2016	01/01/2017 – 30/09/2017	01/01/2016 – 30/09/2016
Net operating income from letting activities	34,617	31,372	105,764	92,612
Income from letting activities	48,461	43,351	142,315	122,067
a) Rental income	38,820	35,795	117,301	103,380
b) Income from recharged operating costs	9,063	6,699	23,312	17,102
c) Income from other goods and services	578	857	1,702	1,585
Expenses relating to letting activities	–13,844	–11,979	–36,551	–29,455
d) Expenses from operating costs	–10,419	–8,837	–28,470	–22,216
e) Maintenance expenses	–2,039	–1,591	– 4,759	–3,977
f) Other services	–1,386	–1,551	– 3,322	–3,262
Result from the remeasurement of investment property	58,004	926	128,089	8,803
Result from the disposal of investment property	180	0	180	610
Result from the disposal of real estate inventory	0	0	169	7
a) Proceeds from the disposal of real estate inventory	0	0	95	8
b) Carrying amount of real estate inventory disposed	0	0	74	–1
Other operating income	206	327	1,021	770
Personnel expenses	–2,583	–2,664	–8,294	–8,313
Depreciation and amortisation	–94	–140	–357	–426
Other operating expenses	–6,724	–1,129	–13,564	–4,200

Earnings before interest and taxes (EBIT)	83,606	28,692	213,008	89,863

Financial income	88	74	178	199
Financial expenses	–5,812	–6,918	–31,836	–18,887
Gain/Loss from the remeasurement of derivative financial instruments	–1,242	–16	4,873	–1,654

Earnings before taxes	76,640	21,832	186,223	69,521

Income taxes	–24,674	–2,322	–57,725	–16,500

Net income	51,965	19,512	128,497	53,022

Other comprehensive income (OCI):
Thereof will be reclassified to profit or loss
Gain/loss from remeasurement of derivative financial instruments in hedging relationship, net of taxes	221	406	7,992	–2,916

Total comprehensive income for the period	52,186	19,918	136,489	50,106

Of the consolidated net income for the period, the following is attributable to:
Non-controlling interests	0	32	0	96
The shareholders of the parent company	51,965	19,480	128,497	52,926
Earnings per share (undiluted) in EUR	1,54	0,29	1,75	0,78
Earnings per share (diluted) in EUR	1,54	0,29	1,75	0,78
Of the total comprehensive income for the period, the following is attributable to:
Non-controlling interests	0	32	0	96
The shareholders of the parent company	52,186	19,886	136,489	50,010

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at 30 September 2017

Assets

in EUR k	30/09/2017	31/12/2016
A) Non-current assets	2,410,664	2,240,840
Investment property	2,385,420	2,215,228
Advance payments on investment property	966	93
Property, plant and equipment	6,659	6,672
Intangible assets	1,834	1,413
Other non-current financial assets	5,845	4,800
Other assets	9,940	9,982
Deferred tax assets	0	2,652

B) Current assets	97,716	103,923
Inventories	1,053	1,103
Trade receivables	6,165	5,997
Receivables from income taxes	6	1,239
Other current financial assets	1,904	864
Other receivables and assets	7,706	7,131
Cash and cash equivalents	50,269	68,415
Non-current assets classified as held for sale	30,613	19,174

Total assets	2,508,380	2,344,763

Equity and liabilities

in EUR k	30/09/2017	31/12/2016
A) Equity	1,200,507	1,009,503
Subscribed capital	74,176	67,432
Capital reserves	547,388	440,267
Retained earnings	584,241	515,094
Other reserves	–5,298	–13,290

B) Liabilities	1,307,873	1,335,260
I.) Non-current liabilities	1,203,865	1,227,119
Non-current liabilities due to financial institutions	911,288	975,164
Pension provisions	8,213	8,347
Non-current derivative financial instruments	5,715	20,370
Other non-current liabilities	5,729	5,525
Deferred tax liabilities	272,920	217,713
II.) Current liabilities	104,008	108,141
Current liabilities due to financial institutions	59,015	65,248
Trade payables	24,695	21,178
Other current provisions	1,448	1,828
Tax liabilities	2,961	4,512
Other current liabilities	15,889	15,375

Total equity and liabilities	2,508,380	2,344,763

CONSOLIDATED CASH FLOW STATEMENT

for the period from 1 January to 30 September 2017

in EUR k	01/01/2017 – 30/09/2017	01/01/2016 – 30/09/2016
1. Cash flow from operating activities
Earnings before taxes	186,223	69,521
Depreciation and amortisation	357	426
Result from the remeasurement of investment property	–128,089	–8,803
Result from the remeasurement of derivative financial instruments	–4,873	1,654
Increase/decrease (–) in provisions	–632	–1,032
Other non-cash income/expenses	1,396	604
Gain (–)/loss from disposal of property, plant and equipment and intangible assets	–601	–611
Increase (–)/decrease in inventories	50	1
Financial income	–178	–199
Financial expenses	31,836	18,887
Increase (–)/decrease in trade receivables and other assets	–1,233	9,246
Increase/decrease (–) in trade payables and other liabilities	–2,602	–4,406

Cash flow from operating activities	81,653	85,288

Interest received	178	141
Interest paid	–32,352	–21,592
Income tax paid/received	–2,997	–7,401

Net cash flow from operating activities	46,482	56,437

2. Cash flow from investing activities
Cash received from disposals of investment property	60,740	20,055
Cash received from disposals of property, plant and equipment	0	202
Cash paid for acquisitions of investment property	–106,481	–247,652
Cash paid for acquisitions of property, plant and equipment	–1,081	–150
Cash paid for investments in intangible assets	–561	–58
Change in scope of consolidation	–10	0

Cash flow from investing activities	–47,392	–227,603

3. Cash flow from financing activities
Cash received from equity contributions	113,292	0
Dividend payment	–59,340	–48,551
Cash distribution to non-controlling interests	0	–119
Cash received from bank loans	220,098	94,500
Repayments of bank loans	–291,286	–15,340

Cash flow from financing activities	–17,236	30,490

4. Cash and cash equivalents at end of period
Change in cash and cash equivalents (subtotal of 1–3)	–18,146	–140,677
Cash and cash equivalents at beginning of period	68,415	183,736

Cash and cash equivalents at end of period	50,269	43,059

5. Composition of cash and cash equivalents
Cash	50,269	43,059

Cash and cash equivalents at end of period	50,269	43,059

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the period from 1 January to 30 September 2017

				Other reserves
in EUR k	Subscribed capital	Capital reserves	Retained earnings	Reserve hedge accounting	Actuarial gains/ losses	Non- controlling interests	Equity
01/01/2016	67,432	439,510	469,369	–9,347	–1,899	2,809	967,874

Net income for the period	0	0	52,926	0	0	96	53,022
Other comprehensive income (OCI)	0	0	0	–2,916	0	0	–2,916

Total comprehensive income for the period	0	0	52,926	–2,916	0	96	50,105

Adjustment for non-controlling interests	0	0	0	0	0	–120	–120
Dividend payment	0	0	–48,551	0	0	0	–48,551
Capital contribution in connection with share-based remuneration	0	604	0	0	0	0	604

Change during the period	0	604	4,375	–2,916	0	– 24	2,038

30/09/2016	67,432	440,114	473,743	–12,263	–1,899	2,785	969,912

01/01/2017	67,432	440,267	515,094	–11,128	–2,162	0	1,009,503

Net income for the period	0	0	128,497	0	0	0	128,497
Other comprehensive income (OCI)	0	0	0	7,992	0	0	7,992

Total comprehensive income for the period	0	0	128,497	7,992	0	0	136,489

Change in scope of consolidation	0	0	–10	0	0	0	–10
Dividend payment	0	0	–59,340	0	0	0	–59,340
Share capital increase	6,744	109,240	0	0	0	0	115,984
Transaction costs relating to the share capital increase, after taxes	0	–2,692	0	0	0	0	–2,692
Capital contribution in connection with share-based remuneration	0	573	0	0	0	0	573

Change during the period	6,744	107,121	69,147	7,992	0	0	191,004

30/09/2017	74,176	547,388	584,241	–3,136	–2,162	0	1,200,507

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT 30 SEPTEMBER 2017

A.	GENERAL INFORMATION ON THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF TLG IMMOBILIEN

A.1	INFORMATION ON THE COMPANY

TLG IMMOBILIEN AG, Berlin, is an Aktiengesellschaft (stock corporation) in Germany with its headquarters at Hausvogteiplatz 12, 10117 Berlin, entered in the commercial register of Berlin under the number HRB 161314 B, and is – together with its subsidiaries, the TLG IMMOBILIEN Group (short: TLG IMMOBILIEN) – one of the largest providers of commercial real estate in Germany.

The main activities consist of the operation of real estate businesses and transactions of all types in connection with this, as well as the letting, management, acquisition, disposal and development of office, retail and hotel properties, either itself or via companies of which the company is a shareholder.

A.2	FUNDAMENTALS OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements of TLG IMMOBILIEN were prepared in condensed form in accordance with IAS 34 (Interim Financial Reporting) and the International Financial Reporting Standards (IFRS) adopted and published by the International Accounting Standards Board (IASB), as adopted by the European Union. The interim consolidated financial statements were prepared in accordance with the rulings of Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July 2002 on the application of international accounting standards. The requirements of IAS 34 (Interim Financial Reporting) were adhered to. The notes are presented in condensed form on the basis of the option provided by IAS 34.10. These condensed interim consolidated financial statements have not been audited or subjected to a review.

The interim consolidated financial statements comprise the consolidated statement of comprehensive income, the consolidated statement of financial position, the consolidated cash flow statement, the consolidated statement of changes in equity and the notes to the consolidated financial statements. Besides the interim consolidated financial statements, the interim report contains the interim group management report and the responsibility statement.

The currency of the interim consolidated financial statements is the euro.

Unless stated otherwise, all amounts are given in thousands of euros (EUR k). In tables and references – for reasons of calculation – there can be rounding differences to the mathematically exactly determined figures.

Since 31 December 2016, one company has been deconsolidated from the scope of consolidation.

There have been no other changes to the scope of consolidation since 31 December 2016.

B.	EXPLANATION OF ACCOUNTING AND MEASUREMENT METHODS

The accounting and measurement methods applied in these interim consolidated financial statements are identical to the methods presented in the IFRS consolidated financial statements as at 31 December 2016. These interim consolidated financial statements should therefore be read in conjunction with the consolidated financial statements of TLG IMMOBILIEN as at 31 December 2016.

As at 31 December 2016, the investment property had been subjected to a detailed external valuation by Savills Advisory Services Germany GmbH & Co. KG and recognised at fair value.

An external expert carries out a valuation no less than every six months while the most recently recognised fair values are at least valued internally on the other reporting dates. The last valuation by an external expert was carried out on 30 September 2017.

The TLG IMMOBILIEN Group has fully applied all new mandatory standards and interpretations as at 1 January 2017. There were no major effects on the consolidated financial statements as a result.

C.	SELECTED NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

C.1	INVESTMENT PROPERTY

The carrying amount of the investment property had developed as follows as at the reporting date:

in EUR k	2017	2016
Carrying amount as at 01/01	2,215,228	1,739,474

Acquisitions	97,461	442,998
Capitalisation of construction activities and modernisation expenses	10,168	18,543
Reclassification as assets held for sale	–65,579	–28,857
Reclassification from property, plant and equipment	53	3,211
Fair value adjustment	128,089	39,860

Carrying amount as at 30/09/2017 and 31/12/2016	2,385,420	2,215,228

The portfolio strategy of TLG IMMOBILIEN stipulates the concentration on the asset classes of office and retail, as well as selected hotels to a more limited extent.

The office portfolio focuses on promising A and B-rated locations. Hotel properties are situated in selected central locations and are leased to well-known operators on a long-term basis. The retail portfolio is more widely distributed and is characterised by local amenity properties in attractive micro-locations, most of which have anchor tenants operating in the field of food retail.

Decisions on acquisitions, sales and pending investments are subject to the principles of the portfolio strategy.

Besides the acquisition of the office property astropark in Frankfurt/Main (EUR k 96,951) and EUR k – 65,579 in reclassifications as assets held for sale (previous year EUR – 28,857), the changes in the fair value of the portfolio were due primarily to fair value adjustments (remeasurement) totalling EUR k 128,089 (previous year EUR k 39,860) in the first nine months of 2017.

Of the reclassifications as assets held for sale, 78% were strategic disposals of retail properties, especially three retail packages with 49 properties – mostly discounters – in total. The reclassifications also contain all disposals throughout the year that will first be reclassified and then disposed of from assets classified as held for sale.

Essentially, the value adjustment in the first nine months of 2017 is due to the consistently dynamic market developments, especially in Berlin (81%). The market developments are supported by the positive results of active asset management. On a like-for-like basis, the dormant portfolio of investment property experienced a EUR 4.4 m or 3.0% increase in annualised in-place rent in the first nine months of 2017 at the same time as a 0.9 percentage points reduction in the EPRA Vacancy Rate to just 2.9% and a steady weighted average lease term (WALT) of 6.1 years. The dormant portfolio contains the properties that were in the portfolio on both 1 January and 30 September 2017, i.e. not the acquisitions and reclassifications as assets held for sale carried out in the first nine months of 2017. Of the remeasurement, 93% is attributable to the dormant portfolio.

The capitalisation of construction activities totalling EUR k 10,168 (previous year EUR k 18,543) is almost entirely attributable to the office, retail and hotel asset classes. With regard to renovations for tenants, at around 57% the focus in 2016 was on the renovation of newly let office space in the office property at Alexanderstrasse 1, 3, 5 in Berlin.

The fair values of the investment property are presented below by measurement method and asset class as at 30 September 2017. Advance payments made towards these properties are not included here, but rather are recognised separately in the statement of financial position.

Investment property

	Discounted cash flow method					Liquidation method
As at 30/09/2017	Office	Retail	Hotel	Other	Total	Total	Total
Investment property in EUR k	1,177,307	840,948	283,093	39,062	2,340,411	45,009	2,385,420
Average discount rate in %	4.96	5.37	4.60	7.65	5.10	3.79	5.08
Average capitalisation rate in %	5.88	7.19	5.73	8.68	6.33		6.33
EPRA Vacancy Rate in %	5.5	1.4	1.7	8.3	3.6	24.7	3.7
Average effective rent in EUR/sqm/month	10.12	10.36	12.75	4.43	10.06	7.27	10.04
Proportion of temporary rental agreements in %	96.4	97.2	97.6	88.4	96.6	94.0	96.6
WALT of temporary rental agreements in years	4.9	5.6	12.5	7.8	6.1	3.5	6.1

	Discounted cash flow method					Liquidation method
As at 31/12/2016	Office	Retail	Hotel	Other	Total	Total	Total
Investment property in EUR k	997,771	882,399	272,029	41,126	2,193,325	21,904	2,215,228
Average discount rate in %	4.86	5.51	4.73	6.95	5.14	4.81	5.14
Average capitalisation rate in %	6.14	7.51	5.91	8.76	6.67		6.67
EPRA Vacancy Rate in %	5.3	2.0	2.4	8.2	3.7	57.3	3.8
Average effective rent in EUR/sqm/month	9.64	9.97	12.67	4.34	9.67	12.69	9.67
Proportion of temporary rental agreements in %	95.9	97.4	99.0	90.0	96.7	89.9	96.7
WALT of temporary rental agreements in years	5.0	5.4	13.1	8.2	6.1	3.2	6.1

C.2	EQUITY

As at the reporting date, the subscribed capital of the company was EUR k 74,176 (previous year EUR k 67,432). The share capital is fully paid-in. There are no other share types.

Following the capital increase in return for cash contributions passed by the Management Board on 30 January 2017, with the approval of the Supervisory Board and making partial use of the Authorised Capital 2016, the company’s share capital of EUR k 67,432, divided into 67,432,326 ordinary bearer shares with a notional value of EUR 1.00, was increased by EUR k 6,743 to EUR k 74,176 by the issue of 6,743,232 no-par value bearer shares. The shares issued in January 2017 have a notional value of EUR 1.00 and entitlement to dividends from 1 January 2016. The gross proceeds were approximately EUR k 115,984.

The capital reserves amount to EUR k 547,388 (previous year EUR k 440,267). The changes (EUR k 107,121) are due essentially to a contribution of EUR k 106,548 to the capital reserves as part of the capital increase in return for cash contributions and a contribution of EUR k 573 to the capital reserves from share-based remuneration.

In the first nine months of the 2017 financial year, a dividend totalling EUR 59.3 m was paid to the shareholders, which corresponds to EUR 0.80 per no-par value bearer share entitled to dividends.

The changes in other comprehensive income (OCI) before taxes recorded in the hedge accounting reserve were as follows:

in EUR k	2017	2016
Opening balance as at 01/01	–16,040	–13,472
Recognition in equity in the reporting period	6,911	–7,368
Reversal from equity into the statement of profit or loss	4,621	4,800

Closing balance as at 30/09/2017 and 31/12/2016	–4,508	–16,040

The other changes in the components of Group equity are detailed in the consolidated statement of changes in equity.

D.	SELECTED NOTES TO THE CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

D.1	RESULT FROM THE REMEASUREMENT OF INVESTMENT PROPERTY

The result from the remeasurement of investment property was positive in the first nine months of 2017, due primarily to the dynamic development of the markets, especially in Berlin. Besides the positive market conditions, property values in the dormant portfolio were stabilised by the 3.0% higher annualised in-place rent, the 0.9 percentage points lower EPRA Vacancy Rate of 2.9% and a weighted average lease term (WALT) of 6.1 years that has remained almost constant since 31 December 2016.

D.2	NET INTEREST

The net interest is characterised by special items totalling around EUR k 12,400 resulting from the refinancing in the first half of the year.

D.3	GAIN/LOSS FROM THE REMEASUREMENT OF DERIVATIVE FINANCIAL INSTRUMENTS

Hedge accounting for derivative financial instruments was discontinued at the start of the second quarter of 2017. Ever since, all changes in market values are presented through the item “Gain/loss from the remeasurement of derivative financial instruments”.

The changes in fair values recognised in other comprehensive income and allocated to an equity reserve in previous periods will be reversed on a pro-rata basis over the remaining term of each underlying transaction.

D.4	INCOME TAXES

The tax expenses/income can be broken down as follows:

in EUR k	01/01/2017 – 30/09/2017	01/01/2016 – 30/09/2016
Current income tax	3,406	4,167
Prior-period income taxes	0	–1,584
Deferred taxes	54,319	13,916

Tax expenses/income	57,725	16,499

TLG IMMOBILIEN discloses income taxes on the basis of the expected average effective Group tax rate. A change in the tax rate compared to the previous period can be the result of various factors, especially changes in the recognition of loss carryforwards/interest carryforwards, the accrual of tax-free income and expenses and prior-period tax effects.

D.5	EARNINGS PER SHARE

The earnings per share are calculated by dividing the net income for the period attributable to the shareholders of the parent company by the weighted average number of shares issued.

	01/01/2017 – 30/09/2017	01/01/2016 – 30/09/2016
Net income for the period attributable to the shareholders of the parent company in EUR k	128,497	52,926
Weighted average number of shares issued in thousands	73,435	67,432

Undiluted earnings per share in EUR	1.75	0.78

Potential diluting effect of share-based remuneration in thousands	124	80
Number of shares with a potential diluting effect in thousands	73,559	67,512

Diluted earnings per share in EUR	1.75	0.78

The share-based payments to the Management Board and some employees have a diluting effect based on employee services already received. The number of shares on the reporting date would increase by around 124,000 shares (74,000 in the previous year).

E.	OTHER INFORMATION

E.1	DISCLOSURES RELATING TO FINANCIAL INSTRUMENTS

With the exception of derivative financial instruments recognised at fair value, all assets and liabilities have been measured at amortised cost. With regard to the assets and liabilities measured at amortised cost, the carrying amounts of the financial assets and liabilities on the statement of financial position are good approximations of fair value, with the exception of liabilities due to financial institutions.

The fair values of the liabilities due to financial institutions correspond to the present values of the payments associated with the liabilities, with consideration for the current interest parameters as at the reporting date (level 2 according to IFRS 13), and were EUR k 1,003,967 as at 30 September 2017 (31 December 2016: EUR k 1,063,025).

The derivative financial instruments recognised in the statement of financial position have been measured at fair value. They are all interest rate hedges.

The measurement methods have not changed since 31 December 2016.

E.2	RELATED COMPANIES AND PARTIES

There were no significant transactions with related companies or parties in the first nine months of the 2017 financial year.

Effective as of 10 February 2017, Frank D. Masuhr has been appointed to the Supervisory Board of TLG IMMOBILIEN AG, initially until the end of the 2017 annual general meeting. Thereafter, Mr Masuhr was appointed as a member of the Supervisory Board for another four years by the 2017 general meeting of TLG IMMOBILIEN AG. Mr Masuhr succeeded Alexander Heße who stepped down from his position on the Board in 2016.

E.3	SUBSEQUENT EVENTS

On 27 June 2017, TLG IMMOBILIEN AG published the offer document for its voluntary public takeover offer to the shareholders of WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft to acquire all of the shares in WCM AG. The takeover offer was accepted for a total of 117,505,327 shares in WCM. This corresponds to around 85.89% of the share capital and voting rights of WCM AG.

In light of the high rate of acceptance of the takeover offer, on 29 September 2017 the Management Board of TLG IMMOBILIEN AG announced its intention to prepare and effect the conclusion of a control agreement in the sense of Section 291 of the German Stock Corporation Act (AktG) between TLG IMMOBILIEN AG as the controlling entity and WCM AG as the controlled entity.

Additionally, the Management Board and Supervisory Board of TLG IMMOBILIEN AG decided to convene an extraordinary general meeting of TLG IMMOBILIEN AG in order to vote to approve the conclusion of this control agreement, amongst other items on the agenda. Under the control agreement, the remaining shareholders of WCM AG are to receive an annual compensation payment in the form of a guaranteed gross dividend of EUR 0.13 per WCM share for the term of the control agreement. Furthermore, the remaining shareholders of WCM AG are to be offered new no-par value bearer shares in TLG IMMOBILIEN AG with a notional value of EUR 1.00 each in exchange for their shares in WCM at a ratio of four new no-par value bearer shares in TLG IMMOBILIEN AG for 23 shares in WCM. The guaranteed dividend and the swap ratio for the offered exit compensation have been defined in accordance with the legal requirements and on the basis of a valuation of the values of TLG IMMOBILIEN AG and WCM AG. The swap ratio corresponds to the consideration as part of the takeover offer.

As at 6 October 2017, TLG IMMOBILIEN will treat the acquisition of WCM as a business combination in the sense of IFRS 3 as key business processes have been acquired. The consideration for the acquisition of the company amounts to EUR 397.1 m.

So far, the execution of the takeover has accrued legal, consulting and other costs totalling EUR 8.1 m. At the moment, a portion of these costs amounting to EUR 1.1 m is attributable to the capital increase for the creation of the new shares required by the swap offer. These costs have been excluded from the transferred consideration, apportioned directly to equity and will be deducted from the capital reserves in the future. The remaining share of the costs is attributable to the secondary acquisition costs of EUR 7.0 m incurred through the transaction. This share of the costs has also been excluded from the transferred consideration, disclosed as expenditure in the financial year and recognised as other operating expenses in the statement of profit or loss.

Assets and liabilities will be transferred as part of the business combination. The fair value of the transferred investment property is EUR 805.4 m.

On the basis of this information, there will be goodwill.

Due to the short period of time between the acquisition date and the publication of the interim consolidated financial statements, the necessary information was not available during the preparation of the financial statements for the company to fully allocate the purchase price to the fair values of the purchased assets and liabilities in line with the specifications of IFRS.

Otherwise, there have been no key transactions of major significance between the interim reporting date on 30 September 2017 and the date of publication.

E.4	RESPONSIBILITY STATEMENT

To the best of our knowledge and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements of TLG IMMOBILIEN of 30 September 2017 give a true and fair view of the financial performance, financial position and cash flows of the Group, and the interim group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Berlin, 9 November 2017

Peter Finkbeiner	Niclas Karoff
Member of the Management Board	Member of the Management Board

Consolidated Financial Statements of

TLG IMMOBILIEN AG

as of and for the year ended December 31, 2016

(prepared in accordance with IFRS)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the period from 1 January to 31 December 2016

in EUR k	Reference	01/01/2016 – 31/12/2016	01/01/2015 – 31/12/2015[1]
Net operating income from letting activities	F.1	125,588	114,096
Income from letting activities		168,062	152,280
a) Rental income		140,464	127,392
b) Income from recharged operating costs		23,662	23,330
c) Income from other goods and services		3,936	1,558
Expenses relating to letting activities		-42,474	-38,184
d) Expenses from operating costs		-29,979	-29,528
e) Maintenance expenses		-6,618	-6,198
f) Other services		-5,877	-2,458
Result from the remeasurement of investment property	F.2	39,860	87,856
Result from the disposal of investment property	F.2	6,381	7,972
Result from the disposal of real estate inventory		10	771
a) Proceeds from the disposal of real estate inventory		11	848
b) Carrying amount of real estate inventory disposed		-1	-77
Other operating income	F.3	777	4,181
Personnel expenses	F.4	-11,261	-12,807
Depreciation and amortisation	F.5	-561	-760
Other operating expenses	F.6	-7,140	-7,881

Earnings before interest and taxes (EBIT)		153,654	193,426

Financial income	F.7	313	443
Financial expenses	F.7	-25,650	-23,849
Gain/loss (-) from the remeasurement of derivative financial instruments	F.8	299	-848

Earnings before taxes (EBT)		128,616	169,172

Income taxes	F.9	-34,507	-38,311

Net income		94,109	130,862

Other comprehensive income (OCI):	E.9
thereof will not be reclassified to profit or loss
Actuarial gains/losses		-263	35
thereof will be reclassified to profit or loss
Gain/loss from remeasurement of derivative financial instruments in hedging relationship, net of taxes		-1,781	1,703

Total comprehensive income for the year		92,065	132,600

Of the consolidated net income for the period, the following is attributable to:
Non-controlling interests		111	242
The shareholders of the parent company		93,998	130,620
Earnings per share (undiluted) in EUR	F.10	1.39	2.11
Earnings per share (diluted) in EUR	F.10	1.39	2.10
Of the total comprehensive income for the year, the following is attributable to:
Non-controlling interests		111	242
The shareholders of the parent company		91,954	132,358

1	Comparative figures from previous year have been adjusted. Please see section F.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at 31 December 2016

Assets

in EUR k	Reference	31/12/2016	31/12/2015
A) Non-current assets		2,240,840	1,776,837
Investment property	E.1	2,215,228	1,739,474
Advance payments on investment property		93	14,272
Property, plant and equipment	E.2	6,672	9,827
Intangible assets	E.2	1,413	1,566
Other non-current financial assets	E.3	4,800	2,535
Other assets	E.5	9,982	9,163
Deferred tax assets	E.13	2,652	0

B) Current assets		103,923	222,624
Inventories	E.6	1,103	1,104
Trade receivables	E.4	5,997	11,911
Receivables from income taxes	E.13	1,239	2,195
Other current financial assets	E.3	864	883
Other receivables and assets	E.5	7,131	6,883
Cash and cash equivalents	E.7	68,415	183,736
Non-current assets classified as held for sale	E.8	19,174	15,912

Total assets		2,344,763	1,999,461

Equity and liabilities

in EUR k	Reference	31/12/2016	31/12/2015
A) Equity	E.9	1,009,503	967,874
Subscribed capital		67,432	67,432
Capital reserves		440,267	439,510
Retained earnings		515,094	469,369
Other reserves		-13,290	-11,246
Equity attributable to the shareholders of the parent company		1,009,503	965,065
Non-controlling interests		0	2,809

B) Liabilities		1,335,260	1,031,590
I.) Non-current liabilities		1,227,119	957,781
Non-current liabilities due to financial institutions	E.10	975,164	746,677
Pension provisions	E.11	8,347	8,080
Non-current derivative financial instruments	H.1	20,370	15,921
Other non-current liabilities	E.14	5,525	1,236
Deferred tax liabilities	E.13	217,713	185,867
II.) Current liabilities		108,141	73,809
Current liabilities due to financial institutions	E.10	65,248	36,011
Trade payables	E.14	21,178	14,926
Other current provisions	E.12	1,828	2,416
Tax liabilities		4,512	6,415
Other current liabilities	E.14	15,375	14,041

Total equity and liabilities		2,344,763	1,999,461

CONSOLIDATED CASH FLOW STATEMENT

for the period from 1 January to 31 December 2016

in EUR k	Reference	01/01/2016 – 31/12/2016	01/01/2015 – 31/12/2015
1. Cash flow from operating activities
Earnings before taxes		128,616	169,173
Depreciation and amortisation	E.2	561	760
Result from the remeasurement of investment property	F.2	-39,860	-87,856
Result from the remeasurement of derivative financial instruments	F.8	-299	848
Increase/decrease (-) in provisions	E.12	-321	-3,436
Other non-cash income/expenses		757	1,794
Gain (-)/loss from disposal of property, plant and equipment and intangible assets		-6,382	-8,268
Increase (-)/decrease in inventories	E.6	1	373
Financial income	F.7	-313	-443
Financial expenses	F.7	25,650	23,849
Increase (-)/decrease in trade receivables and other assets	E.4/5	4,964	10,074
Increase/decrease (-) in trade payables and other liabilities		8,082	-1,992

Cash flow from operating activities		121,455	104,875

Interest received		255	443
Interest paid		-28,413	-22,987
Income tax paid/received		-5,253	1,583

Net cash flow from operating activities		88,044	83,914

2. Cash flow from investing activities
Cash received from disposals of investment property	G.	31,976	42,776
Cash received from disposals of property, plant and equipment		210	419
Cash paid for acquisitions of investment property	E.1	-445,621	-205,839
Cash paid for acquisitions of property, plant and equipment		-537	-253
Cash paid for investments in intangible assets		-136	-195
Cash received from disposals of consolidated companies and other business units		0	12,804

Cash flow from investing activities		-414,107	-150,288

3. Cash flow from financing activities
Cash received from equity contributions	E.9	0	100,724
Dividend payment	E.9	-48,551	-15,326
Cash distribution to non-controlling interests		-119	0
Cash received from bank loans	E.10	292,500	46,567
Repayments of bank loans	E.10	-33,086	-34,453

Cash flow from financing activities		210,744	97,511

4. Cash and cash equivalents at end of period
Change in cash and cash equivalents (subtotal of 1-3)		-115,321	31,137
Cash and cash equivalents at beginning of period		183,736	152,599

Cash and cash equivalents at end of period		68,415	183,736

5. Composition of cash and cash equivalents
Cash		68,415	183,736

Cash and cash equivalents at end of period		68,415	183,736

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the period from 1 January to 31 December 2016

in EUR k	Subscribed capital	Capital reserves	Retained earnings	Other reserves		Non-controlling interests	Equity
				Reserve hedge accounting	Actuarial gains/losses
01/01/2015	61,302	343,003	354,074	-11,050	-1,934	2,569	747,963

Net income	0	0	130,620	0	0	242	130,862
Other comprehensive income (OCI)	0	0	0	1,703	28	0	1,738

Total comprehensive income for the year	0	0	130,620	1,703	35	242	132,600

Adjustment for non-controlling interests	0	0	0	0	0	-3	-3
Changes in scope of consolidation	0	-200	0	0	0	0	-200
Dividend payment	0	0	-15,326	0	0	0	-15,326
Share capital increase	6,130	95,628	0	0	0	0	101,758
Transaction costs relating to the share capital increase, after taxes	0	-717	0	0	0	0	-717
Capital contribution in connection with share-based remuneration	0	1,796	0	0	0	0	1,796
Change during the period	6,130	96,507	115,294	1,703	35	240	219,910

31/12/2015	67,432	439,510	469,369	-9,347	-1,899	2,809	967,874

01/01/2016	67,432	439,510	469,369	-9,347	-1,899	2,809	967,874

Net income	0	0	93,998	0	0	111	94,109
Other comprehensive income (OCI)	0	0	0	-1,781	-263	0	-2,044

Total comprehensive income for the year	0	0	93,998	-1,781	-263	111	92,065

Adjustment for non-controlling interests	0	0	278	0	0	-2,920	-2,642
Dividend payment	0	0	-48,551	0	0	0	-48,551
Capital contribution in connection with share-based remuneration	0	757	0	0	0	0	757

Change during the period	0	757	45,725	-1,781	-263	-2,809	41,629

31/12/2016	67,432	440,267	515,094	-11,128	-2,162	0	1,009,503

NOTES ON THE CONSOLIDATED FINANCIAL STATEMENTS

A.	GENERAL INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS OF TLG IMMOBILIEN AG

A.1	INFORMATION ON THE COMPANY

TLG IMMOBILIEN AG, Berlin, is an Aktiengesellschaft (stock corporation) in Germany with its headquarters at Hausvogteiplatz 12, 10117 Berlin, entered in the commercial register of Berlin under the number HRB 161314 B, and is - together with its subsidiaries, the TLG IMMOBILIEN Group (short: TLG IMMOBILIEN) - one of the largest providers of commercial real estate in Germany.

The main activities consist of the operation of real estate businesses and businesses of all types in connection with this—in particular the management, letting, building and renovation, acquisition and sale of commercial real estate in a broader sense, in particular office space, retail properties and hotels—the development of real estate projects, as well as the rendering of services in connection with the above-mentioned business activities, either itself or via companies of which the company is a shareholder.

Due to the given proportions of the Group companies, the prepared consolidated financial statements are significantly influenced by TLG IMMOBILIEN AG.

A.2	PRINCIPLES OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were prepared in accordance with § 315a HGB, with consideration for the supplementary commercial regulations, and in conjunction with the International Financial Reporting Standards (IFRS) adopted and published by the International Accounting Standards Board (IASB), as adopted by the European Union.

The consolidated financial statements are comprised of the consolidated statement of comprehensive income, the consolidated statement of financial position, the consolidated cash flow statement, the consolidated statement of changes in equity and the notes to the consolidated financial statements. The individual items will be explained in the appendices.

The currency of the consolidated financial statements is the euro.

Unless stated otherwise, all amounts are given in thousands of euros (EUR k). In tables and references – for reasons of calculation – there can be rounding differences from the mathematically exactly determinde figures.

The financial statements of TLG IMMOBILIEN AG and its fully consolidated subsidiaries form the basis of the consolidated financial statements prepared for the 2016 financial year. The financial statements of the subsidiaries are prepared using uniform accounting and measurement methods as at the same reporting date as the financial statements of the parent company. The consolidated financial statements were prepared by the Management Board by 10 February 2017. The Supervisory Board is expected to approve the consolidated financial statements at its meeting on 7 March 2017.

The consolidated financial statements are compiled on the basis of recognising assets and debts in the statement of financial position at amortised or historical cost. However, this does not apply to investment properties or derivative financial instruments that are measured at fair value on the reporting date.

The consolidated financial statements as well as the management report on the position of the company and the Group will be published in the electronic version of the German Federal Gazette (Bundesanzeiger).

B.	NEW ACCOUNTING STANDARDS

B.1	PUBLISHED BUT NOT YET MANDATORY IFRS

IFRS 9 – FINANCIAL INSTRUMENTS

The International Accounting Standards Board published the final version of IFRS 9 (Financial Instruments) in July 2014.

IFRS 9 introduces a standardised approach to the classification and measurement of financial assets. The standard uses cash flow characteristics and the business model by which they are managed as a basis. It also provides for a new impairment model based on expected credit losses. Additionally, IFRS 9 contains new hedge accounting regulations so as to better disclose the risk management activities of a company, especially with regard to the management of non-financial risks.

IFRS 9 becomes mandatory in the first reporting period of a financial year beginning on or after 1 January 2018, although early adoption is permitted.

The Group currently intends to apply IFRS 9 from 1 January 2018. Following a preliminary assessment, the company does not expect any significant changes. However, the specific effects are still being analysed.

IFRS 15 - REVENUE FROM CONTRACTS WITH CUSTOMERS

The International Accounting Standards Board published the final version of IFRS 15 (Revenue from Contracts with Customers) in May 2014.

IFRS 15 defines a comprehensive framework for determining if, to what extent and at what point revenue must be recognised. It replaces existing guidelines on recognising revenue including IAS 18 (Revenue), IAS 11 (Construction Contracts), IFRIC 13 (Customer Loyalty Programmes) and IFRIC 15 (Agreements for the Construction of Real Estate).
IFRS 15 becomes mandatory in the first reporting period of a financial year beginning on or after 1 January 2018, although it is also acceptable to apply it earlier. The Group currently intends to apply IFRS 15 from 1 January 2018.

The Group has carried out an initial assessment of the potential effects of applying IFRS 15 on its consolidated financial statements and currently expects the financial statements to experience negligible changes with regard to variable revenue (turnover rent, conditional purchase price, etc.).

IFRS 16 - LEASES

The International Accounting Standards Board published the final version of IFRS 16 (Leases) in January 2016.

IFRS 16 replaces the previous classification of leases by lessors as operating or finance. Instead, IFRS 16 introduces a single lessee accounting model requiring lessees to recognise assets (for the right of use) and liabilities for all leases unless the lease term is 12 months or less. This means that leases which were not previously recognised must now be recognised in a statement of financial position - largely similar to the current recognition of financial leases. The approach to lessor accounting of this standard is substantially unchanged, which means that lessors continue to classify leases as operating or finance.

The standard applies to the first reporting period of a financial year beginning on or after 1 January 2019. Entities may early adopt the standard if they also apply IFRS 15 (Revenue from Contracts with Customers) from or before the first application of IFRS 16. The Group intends to apply the standard from 1 January 2019 onwards.

Following a preliminary assessment taking its existing agreements as a lessee into account, the company does not expect any significant changes.

ANNUAL IMPROVEMENTS TO THE IFRS CYCLE (2012–2014)

The annual improvements to the IFRS (cycle 2012 - 2014) resulted in amendments to the IFRS; however, these will have no effect on the consolidated financial statements.

C.	PRINCIPLES OF CONSOLIDATION

C.1	METHODS OF CONSOLIDATION

Subsidiaries

TLG IMMOBILIEN AG and all significant subsidiaries of which TLG IMMOBILIEN AG could have direct or indirect control were included in the consolidated financial statements of the TLG IMMOBILIEN Group. Subsidiaries are fully consolidated from the time TLG IMMOBILIEN AG gains control of them. Control is gained from the time when the following conditions have been cumulatively fulfilled for TLG IMMOBILIEN AG

(1)	TLG IMMOBILIEN AG has power over the relevant activities of the subsidiary.

(2)	TLG IMMOBILIEN AG is subject to variable returns from this subsidiary.

(3)	TLG IMMOBILIEN AG has the ability to influence the variable return flows through its power of disposition over the subsidiary.

Inclusion in the consolidated financial statements ends as soon as the Parent Company no longer has control.

The financial statements of the subsidiary are prepared using uniform accounting and valuation methods as the financial statements of TLG IMMOBILIEN AG.

The consolidation of capital is carried out using the acquisition method, whereby the acquisition costs at the time of acquisition are offset against the equity capital corresponding to the amount of the shareholding. In this process, the equity capital of acquired subsidiaries at the time of acquisition is determined using the acquisition method taking account of the fair value of the identifiable assets, debts and contingent liabilities, deferred taxes and the possible goodwill at this point in time.

Non-controlling interests represent the portion of the result and the net assets which is not attributable to the shareholders of TLG IMMOBILIEN AG. Non-controlling interests are disclosed separately in the consolidated statement of comprehensive income and in the consolidated statement of financial position. Disclosure in the consolidated statement of financial position occurs under equity, separately from equity subscribed to shareholders of the Parent Company.

All intercompany receivables and payables and income and expenses, as well as profit and loss from intercompany transactions, are eliminated.

For the shareholding list, please see section H.14.

C.2	CHANGES IN THE GROUP

Number of fully consolidated subsidiaries

	2016	2015
As at 01/01	3	5
Additions	6	0
Disposals	0	-2

As at 31/12	9	3

The changes in the reporting period are due primarily to the acquisition or establishment of new property holding companies.

For the shareholding list, please see section H.14.

D.	EXPLANATION OF ACCOUNTING AND VALUATION METHODS

D.1	INVESTMENT PROPERTY

TLG IMMOBILIEN identifies investment properties as those properties which are held with the objective of rental income and/or appreciation in value and not for its own use or sale within the framework of the typical business activities.

TLG IMMOBILIEN holds properties which are partially owner-occupied and partially occupied by third parties, i.e. rented. These mixed-use properties are entered separately in the statement of financial position as long as a legal means of partitioning the property exists and neither the owner-occupied nor the rented portion is negligible.

A transfer of properties from the portfolio of investment properties occurs if there is a change in use that is documented by the commencement of owner occupation or the commencement of development with the intention to sell.

At the time of initial recognition, the investment properties are entered in the statement of financial position with their acquisition or production costs. The properties are subsequently measured in the statement of financial position at their fair value according to the allowed alternative treatment provided for by IAS 40 in connection with IFRS 13. Pursuant to IFRS 13.9, the fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This means that the fair value generally implies the sale of an asset (the exit price). It corresponds to the (theoretical) price paid to the seller upon the (hypothetical) sale of a property on the measurement date, regardless of any company-specific intention or ability to sell the asset.

The measurement of the fair value is carried out in principle on the basis of the highest and best use of the property (“Concept of the highest and best use”; IFRS 13.27 et seq.). This implies the maximisation of the use and/or value of the property to the greatest extent technically possible, allowable by law and financially feasible.

All changes in the fair values of investment properties are recognised through profit or loss for the period.

The measurement of the fair value of the investment properties was carried out on the basis of property valuations performed by Savills Advisory Services Germany GmbH & Co. KG at the end of 2016/beginning of 2017 as well as the end of 2015/beginning of 2016 as at 31 December 2016 and 31 December 2015 respectively.

As investment properties, project developments are measured at their fair values so far as the fair value can be reliably measured. The fair value of properties is measured regularly upon obtaining building permits.

The market values of properties which are held over the long term for the purpose of rental income or for the purpose of realizing an appreciation in value were determined in accordance with international standards by using the discounted cash flow (DCF) method. Using this method, the market value of a property is calculated as the sum of the discounted cash flows over a planning period of ten years—chosen on the basis of past experience—plus the residual value of the property at the end of the planning period, determined on the basis of the terminal net cash flows from facility management of the property, discounted to net present value on the valuation date.

Properties with negative net cash flows (e.g. continuously vacant properties) were valued using the liquidation value method (land value less demolition and restoration expenses and, if applicable, remaining net income).

The valuation of undeveloped plots of land (in E.1 represented under the asset class “other”) was carried out using the comparable value method with considering official land values of the local property value committees. Where necessary, the residual value method was also used to check the plausibility of land values.

Due to the limited availability of data and valuation parameters directly observable on the market, the complexity of property valuation as well as the degree of specificity of properties, the valuation at fair value of investment properties is allocated to Level 3 of the valuation hierarchy of IFRS 13.86 (valuation on the basis of significant unobservable input factors).

In particular, the following significant non-observable input factors were considered for the valuation:

•	Future rental agreements, based on the individual location, type, size and quality of the property, under consideration of the conditions of existing rental relationships, other contracts or external indicators such as normal market rents for comparable properties;

•	Estimates on vacancy rates, based on current and expected future market conditions after the expiry of existing rental relationships;

•	Discounted interest rates for the planning period of ten years reflect the current market estimations regarding uncertainty of the amount and the timing of the inflow of future cash flows;

•	Capitalisation rates, based on the individual location, type, size and quality of the property, with consideration for market information available on the date in question;

•	Residual values, in particular based on assumptions on future maintenance and reinvestment costs, vacancy rates and normal market rents and growth rates.

D.2	PROPERTY, PLANT AND EQUIPMENT

Assets included in property, plant and equipment are recognised at their acquisition or production costs and depreciated on a straight-line basis according to their presumable useful economic life. Subsequent cost is recognized if this is associated with an increase in the useful value of tangible asset. The useful life of an asset is reviewed annually, along with any residual value, and adjusted if necessary.

Subsidies received are deducted during calculation of the acquisition costs.

The scheduled amortisation is carried uniformly across the Group pursuant to the following useful lives:

Useful life of property, plant and equipment in years

	2016	2015
Owner-occupied properties	50-60	50-60
Technical equipment and machinery	8-15	8-13
Other office furniture and equipment	3-13	3-13

Impairment tests are carried out on the carrying amounts of the property, plant and equipment as soon as there are indicators that the carrying amount of an asset has exceeded its recoverable amount. Property, plant and equipment is removed from the books either when disposed or when no economic benefit can be expected from its continued use or sale. The gain or loss resulting from the removal of the asset from the books is recognised through net profit or loss in the consolidated statement of comprehensive income.

D.3	INTANGIBLE ASSETS

Intangible assets are capitalised at their acquisition cost. The intangible assets are software licences which have a finite useful life. After they are made available, the software licences depreciate over an expected useful life of three to five years.

Goodwill represents the debit difference between the acquisition costs of the shares and the fair value of the individual assets acquired and liabilities and contingent liabilities assumed.

Goodwill resulting from the allocation of the purchase price is allocated to those cash-generating units that will most likely derive value from the business combination.

Goodwill is not amortized; it undergoes an annual impairment test instead. See section D.4 for details on the premises and execution of the impairment test by TLG IMMOBILIEN.

D.4	IMPAIRMENTS OF NON-FINANCIAL ASSETS

In accordance with IAS 36, the Group carries out annual tests on intangible assets and property, plant and equipment to see whether or not unscheduled depreciation is necessary. These tests determine if there are indicators of a possible impairment. If such indicators exist, the recoverable amount is calculated for the asset in question. This corresponds to the higher of the fair value less costs of disposal or the value in use. If the recoverable amount of an asset is lower than the carrying amount, a valuation allowance is immediately carried out on the asset through net profit or loss.

In the financial year, it was not necessary to carry out an impairment test on property, plant and equipment or intangible assets with a certain useful life as no indicators of impairment existed.

For goodwill acquired through the acquisition of companies and businesses, TLG IMMOBILIEN carries out the impairment test on an annual basis at the end of the financial year and also whenever there are indicators of possible impairment.

The goodwill results exclusively from the excess of measured deferred tax liabilities (for temporary deferred differences respective to the property asset) existing at the time of acquisition accounting of TLG FAB in relation to the lower fair value of the corresponding tax liabilities. An impairment was not required because temporary deferred differences still exceed goodwill.

D.5	OTHER FINANCIAL ASSETS

Generally, the Group accounts for financial assets on the trading day. Financial assets classified as Held-for-sale are measured at fair value on the reporting date or, if the fair value cannot be reliably determined, at cost.

D.6	RECOGNITION OF LEASES BY THE LESSEE

Leased assets, which are the economic property of the TLG IMMOBILIEN Group (finance leases in the sense of IAS 17), are capitalised under non-current assests at the lower of the present value of the lease instalments or the fair value of the leased property and undergo scheduled straight-line depreciation. The depreciation period is the shorter of the term of the lease or economic useful life.

Whenever ownership of the asset transfers to TLG IMMOBILIEN at the end of the contractual term, the depreciation period corresponds to the useful life. A liability is recognised in the amount of the present value of the payment obligations arising from the future lease instalments. In subsequent periods, it is reduced by the redemption component in the lease instalments.

Leases where the TLG IMMOBILIEN Group has no economic ownership are categorised as operating leases. The expenses resulting from such contracts are recognised through profit or loss when the leased objects are used.

D.7	RECOGNITION OF LEASES BY THE LESSOR

Under IAS 17, rental agreements for the properties are to be categorised as operating leases as the significant risks and opportunities in connection with the property remain with the TLG IMMOBILIEN Group.

The income from operating leases is recognised as net operating income from letting activities in the statement of comprehensive income across the term of each contract.

D.8	INVENTORIES

Inventories includes land and buildings intended to be sold as part of the normal course of business. This can exceed a period of twelve months. Upon its acquisition, inventory is measured at historical cost. On the reporting date, inventory is measured at the lower of historical cost or net realisable value.

The net realisable value comprises the estimated sale proceeds that can be achieved in the normal course of business, less the estimated costs accrued until completion and the estimated necessary selling expenses.

See section D.22 for the treatment of borrowing costs.

D.9	RECEIVABLES AND OTHER ASSETS

Trade receivables and other assets are recognised at fair value plus transaction costs when they are first added to the statement of financial position. Subsequent measurement is at amortised cost.

Past experience and individual risk evaluations are used to factor in potential risks of default by means of reasonable valuation allowances after consideration for the expected net cash flows.

D.10	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash, demand deposits and other current, highly liquid financial assets with an original term of up to three months, as well as overdrafts. Exploited overdrafts are recognised in the statement of financial position under current liabilities due to financial institutions.

Restricted credit is recognised under financial assets if it cannot be recognised under cash and cash equivalents.

D.11	ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

The item “Assets classified as held for sale” can contain individual non-current fixed assets as well as groups of assets (disposal groups) or corporate components (discontinued operations) if a disposal is considered highly probable within the next twelve months. Furthermore, assets are only classified in line with IFRS 5 if, in their present condition, they can be immediately disposed of at a standard and acceptable price for the sale of such assets. In practice, these criteria on individual investment properties are considered met if a notarised purchase contract exists on the reporting date, even if the transfer of benefits and encumbrances is due to take place in a subsequent period.

Liabilities which are being disposed of together with the planned sale are a component of the disposal group or discontinued operation, and are also disclosed separately.

In accordance with IFRS 5, the assets classified as held for sale are measured at the lower of their carrying amount or fair value. Investment property recognised under assets classified as held for sale is measured at fair value in line with IAS 40.

D.12	LIABILITIES DUE TO FINANCIAL INSTITUTIONS

When first included in the statement of financial position, liabilities due to financial institutions are recognised at fair value less the transaction costs directly linked to the loan. After initial recognition, interest-bearing loans are valued by using the effective interest rate method at amortised cost. Gains and losses are recognised in the statement of financial position at the time the liabilities are written off as well as during amortisation.

Changes to the terms and conditions, such as the principal and/or interest and date of repayments will result in the recalculation of the carrying amount of the liability in the amount of the cash value and on the basis of the originally determined effective interest rate. The difference between this and the previous carrying amount of the liability is recognised through net profit or loss.

If changes to rates lead to significantly different contractual conditions according to IAS 39 AG 62, the original liability is treated, in accordance with IAS 39.40, as though it were completely repaid. Subsequently, a new liability is then recognised at fair value.

D.13	PENSION PROVISIONS

Pension provisions result from obligations towards employees. The pension scheme in the Group involves both defined contributions and defined benefits.

Obligations arising from defined benefit plans are measured using the projected unit credit method. This method factors in the known pensions and earned credits toward future pension payments on the reporting date, as well as the expected future increases in salaries and pensions. An actuarial valuation is carried out for each measurement date.

The Employers’ Retirement Benefits Act (BetrAVG) forms the regulatory framework in Germany; pension increases are therefore based on the inflation rate. Some commitments have a guaranteed interest rate of 1% p.a., in which case no other trend is recognised. TLG IMMOBILIEN bears the actuarial risks such as the longevity risk, the interest risk and the inflation risk. TLG IMMOBILIEN is not exposed to any other plan-specific risks.

Actuarial profit and loss are entered in the statement of financial position completely within the period of their origination and listed separately under other reserves in other comprehensive income. Actuarial gains and losses are not recycled through profit or loss in subsequent periods.

The amount of pension benefits promised under the defined benefit plans is based on the allowable length of service and the agreed pension component.

The interest rate effect contained in the pension expenses is recognised under interest expenses in the consolidated statement of comprehensive income. The service cost is recognised under personnel expenses.

In line with the statutory regulations, TLG IMMOBILIEN pays contributions to statutory pension schemes under defined benefit plans. The ongoing contributions are recognised under personnel expenses as social security contributions. Once the contributions are paid, the Group has no further payment obligations.

D.14	SHARE-BASED PAYMENTS

As compensation for work performed, the Management Board and selected managers of the Group receive equity-settled share-based payments which are entered in the statement of financial position in accordance with IFRS 2.

Using an appropriate valuation model, the costs of equity-settled share-based payment transactions are measured at their fair value at the time they were granted.

Together with a corresponding increase in capital reserves, these costs are recognised in personnel expenses over the earning period.

D.15	OTHER PROVISIONS

Other provisions are recorded when the TLG IMMOBILIEN Group is under a legal or constructive obligation resulting from a past event, and the outflow of resources is probable and a reliable estimation of the amount of the obligation is possible. Provisions are discounted to net present value if the time value of money is material. Effects from discounting provisions over time are recognised in interest expenses. The discount rate corresponds to a rate, before taxes, which reflects the current market expectations as well as the risks specific to the debt.

D.16	DERIVATIVE FINANCIAL INSTRUMENTS

In the TLG IMMOBILIEN Group, derivative financial instruments are used to cover interest rate risks from real estate financing. Derivative financial instruments are recognised at fair value. Changes in the fair values of the derivative financial instruments are recognised through profit or loss as long as there is no hedging relationship in the sense of IAS 39.

Derivative financial instruments recognised as hedging instruments cover future cash flows which are characterised by uncertainty. The TLG IMMOBILIEN Group is exposed to a risk in connection with the amount of future cash flows, especially with regard to liabilities due to financial institutions with variable interest rates. Therefore, changes to the fair value are broken down into an effective and an ineffective part. Effectiveness is determined using the dollar offset method. The effective part is the part of the measurement gain or loss which represents an effective hedge against the cash flow risk in the statement of financial position. The effective part is recognised directly to equity in other reserves (under other comprehensive income), after accounting for deferred taxes.

The ineffective part of the measurement gains and losses is included in the statement of comprehensive income and recognised under net interest.

The amounts recognised in equity are always recycled through profit or loss if results in connection with the underlying transaction start affecting net profit or loss (recognised in net interest).

If the hedging relationship is terminated prematurely, the amounts recognised in equity are recognised through net profit or loss if results in connection with the existing underlying transaction start affecting net profit or loss. If the underlying transaction ceases to exist, the amounts that are still in other comprehensive income are immediately recognised through profit or loss.

TLG IMMOBILIEN only hedges against cash flows resulting from future interest payments.

D.17	FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of the financial instruments are determined on the basis of corresponding market values or valuation methods. For cash and cash equivalents and other current primary financial instruments, the fair values correspond approximately to the carrying amounts in the statement of financial position on the respective reporting date.

With regard to non-current receivables and other assets and liabilities, fair value is determined on the basis of the expected cash flows using the applicable reference interest rates on the reporting date. The fair values of the derivative financial instruments are calculated on the basis of the reference interest rates plus their own risks and the counterparty risk on the accounting date.

For derivative financial instruments to be recognised at their fair value, the fair value is generally calculated using the prices observed on the corresponding market and stock exchanges. If no market or stock exchange rates are available, the fair value is measured using standard valuation methods after considering instrument-specific market parameters. The fair value is calculated using the discounted cash flow method, whereby individual credit ratings and other market conditions are taken into account in the form of conventional liquidity spreads when calculating the present value.

The relevant market prices and interest rates observed on the date of the statement of financial position - and obtained from recognised external sources - are used as input parameters for the valuation models when calculating the fair value of derivative financial instruments.

D.18	DETERMINATION OF FAIR VALUE

Under IFRS 13, the fair value is the price obtained from selling an asset or paid for transferring a liability on the principal market or, where no principal market exists, the most advantageous market. The fair value is to be calculated using measurement parameters as inputs which are as close to the market as possible. The fair value hierarchy categorises the inputs used in valuation techniques into three levels, based on their proximity to the market:

•	Level 1: The (unadjusted) quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.

•	Level 2: Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly (i.e. the price) or indirectly (i.e. derived from the price).

•	Level 3: Measurement parameters based on unobservable inputs for the asset or liability.

If the inputs used to measure fair value are categorised into different levels of the fair value hierarchy, the fair value measurement is categorised in its entirety in the level of the lowest level input that is significant to the entire measurement.

The company checks for transfers between the levels at the end of each financial year. In the 2016 financial year, just as in the previous year, there were no transfers between individual input levels.

The fair value calculation of investment property is categorised under Level 3 of the measurement hierarchy of IFRS 13.86 (measurement on the basis of unobservable input factors). We refer to the explanations on the measurement of investment property in sections D.1 and E.1. See sections D.16 and H.1 in connection with the measurement of derivative financial instruments.

In summary, the fair value hierarchy is as follows:

	Level 2	Level 3
Other non-current financial assets	x
Investment property		x
Liabilities due to financial institutions	x
Derivative financial instruments	x

D.19	RECOGNITION OF INCOME AND EXPENSES

Net operating income from letting activities where the property’s rental agreement or lease is classified as an operating lease is recognised as a straight line over the term of the contract. Rental concessions are recognised through profit or loss, under total income from letting activities, over the term of the rental agreement or lease.

Furthermore, the net operating income from letting activities contains income from the recharging of operating costs, in so far as the rechargeable costs and the amount of income can be reliably determined and the services have been rendered.

Net income from the disposal of property is recognised once the significant risks and opportunities associated with the property have transferred to the purchaser. The economic transfer of ownership can generally be implied once the essential ownership and operational management rights, as well as the power of disposal, have transferred to the purchaser. Turnover is not realised as long as there are still major performance obligations, yield guarantees or a right to return on the part of the purchaser.

Operating expenses are recognised through net loss when the service is rendered or on the date of their accrual.

Interest is recognised as income or expense on an accrual basis.

D.20	GOVERNMENT GRANTS

Government grants are recognised only when there is sufficient certainty that the grant will be received and that the entity will comply with the conditions attached to the grant. The grant is recognised as income over the period necessary to match them with the related costs, which they are intended to compensate, on a systematic basis.

Investment subsidies are grants intended to facilitate the acquisition or creation of an asset. The TLG IMMOBILIEN Group deducts them from the historical cost of the asset. The grants are recognised pro rata by reducing depreciation over the useful life of the asset, provided that the asset is subject to scheduled depreciation.

Ongoing subsidies intended to cover maintenance and expenditure are recognised in profit or loss. They are recognised under other operating income.

D.21	CURRENT AND DEFERRED TAXES

Income taxes represent the sum of current and deferred taxes.

Current tax expenses are determined on the basis of the taxable income for the year. The taxable income differs from the net income from the consolidated statement of comprehensive income due to income and expenses which are tax-deductible, untaxable or taxable in later years. The liabilities and provisions of the Group for current taxes are calculated on the basis of the current tax rates.

Deferred taxes are recognised for the differences between the carrying amounts of the assets and liabilities in the consolidated financial statements and the corresponding taxable values as part of the calculation of taxable income. Deferred tax liabilities are generally recognised for all taxable temporary differences; deferred tax claims are recognised in so far as it is likely that taxable gains exist for which the deductible temporary differences can be used. Deferred tax assets also include reductions in tax resulting in subsequent years from the expected use of existing taxable loss carryforwards (or similar items) and whose realisation is ensured with a sufficient degree of certainty. Furthermore, deferred taxes are recognised for outside basis differences if the criteria are met.

Deferred tax liabilities and claims are calculated on the basis of the tax rates (and tax legislation) which are expected to be in force when the liability is settled or the asset is realised. The tax regulations in force on the reporting date, and those passed by the German Bundestag and Bundesrat are used as a reference. The measurement of deferred tax claims and liabilities reflects the tax consequences which would result from the way the Group expects to settle the liability or realise the asset on the reporting date.

Current or deferred taxes are recognised in profit or loss in the consolidated statement of profit or loss unless they are being recognised in connection with items of other comprehensive income or equity. In such a case, the current and deferred taxes are also to be recognised in other comprehensive income (OCI) or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if the Group has an enforceable legal claim to offset actual tax refund claims against its actual tax liabilities and if the deferred tax claims and liabilities concern income tax which will be collected by the same tax office and which concerns the same tax subject.

Naturally, the calculation of actual and deferred taxes is subject to certain unknown factors which require estimates and discretionary decisions. New information might become available in future periods which incite the Group to examine the appropriateness of discretionary decisions; such a change can affect the amount of tax liabilities and future tax expenses.

D.22	BORROWING COSTS

If qualifying assets exist, borrowing costs are capitalised if they are significant.

D.23	MAJOR ACCOUNTING JUDGEMENTS AND ESTIMATES

The application of accounting and valuation methods requires the management to make judgements and estimates which will influence the carrying amounts of the recognised assets, liabilities, income and expenses, as well as the disclosure of contingent liabilities.

However, the inherent uncertainty of these assumptions and estimates could lead to events which will necessitate adjustments to the carrying amounts or disclosure of certain assets and liabilities in the future.

This applies to the following issues in particular:

•	The measurement of investment property: The expected cash flows, the presumed vacancy rate, the discount rate and the capitalisation rate in particular represent significant measurement parameters. Items are measured using the discounted cash flow method, whereby future cash flows are discounted on the reporting date. These estimates contain assumptions as to the future. Given the number of properties in question and their geographical distribution, individual measurement uncertainties generally cancel one another out statistically. The measurements are made by an external valuation expert on the basis of publicly available market data (e.g. property market reports from committees of valuation experts, data published by the institute of housing, property, urban and regional development (InWIS) as well as on the basis of the extensive knowledge of the TLG IMMOBILIEN Group in each regional sub-market.

•	Whether or not deferred tax assets can be recognised: These are recognised if it is likely that future tax advantages can be realised. The actual amount of taxable income in future financial years and the actual usefulness of deferred tax assets might deviate from expectations as at the date on which the deferred taxes were capitalised. There is also uncertainty with regard to unused tax losses due to future audits - deferred tax claims are only recognised in this context if it is more probable than not that they will exist.

Likewise, please see section E.1.

Furthermore, the following general assumptions and estimates are of lesser significance:

•	For assets which are to be disposed of, the company must determine whether they can be sold in their current condition and whether their disposal can be considered highly probable in the sense of IFRS 5. If this is the case, the assets and, if necessary, their related liabilities must be recognised and measured as assets or liabilities as held for sale.

•	The recognition and measurement of other provisions: With regard to recognition and measurement, there is uncertainty regarding future increases and the amount, date and probability of each provision being required.

•	Share-based remuneration: According to IFRS 2, costs resulting from the provision of equity instruments must be measured at their fair value as at the date on which they were provided. For the purposes of the estimate, the most suitable estimation method must be determined; this method is partially based on assumptions.

More detailed disclosures on estimates and assumptions can be found in the information on the individual items. All assumptions and estimates are based on the circumstances and judgements on the reporting date.

The estimate regarding future business developments also factored in the realistically expected future economic environment in the sectors and regions in which the TLG IMMOBILIEN Group operates. Although the management assumes that the assumptions and estimates it used are reasonable, any unforeseen changes to these assumptions can influence the assets, financial position and earnings of the Group.

D.24	SEGMENT REPORTING

The business activities of TLG IMMOBILIEN revolve around the letting and operational management of its portfolio of commercial real estate. Its business activities also involve the use of market forces by acquiring and disposing of properties in order to optimise its real estate portfolio.

As part of internal reporting, these activities are allocated to the segment on the letting and operational management of the company’s real estate portfolio.

Therefore, in line with the criteria of IFRS 8, a single reportable segment which encompasses the operative activities of the Group was identified. Reports on this segment are regularly submitted to the main decision-makers. The main decision-makers only determine the allocation of resources for this one segment and are responsible for monitoring its profitability. The main decision-maker of TLG IMMOBILIEN AG is the Management Board.

Revenue is generated by a large number of tenants. More than 10% of the total revenue was generated by one client. In the 2016 financial year, EUR k 19,519 of the total revenue was attributable to this client (previous year EUR k 18,483).

E.	NOTES ON THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

E.1	INVESTMENT PROPERTY

In the 2015 and 2016 financial years, the carrying amount of the investment property developed as follows:

in EUR k	2016	2015
Carrying amount as at 01/01	1,739,474	1,489,597

Acquisitions	442,998	193,634
Capitalisation of construction and modernisation expenses	18,543	6,743
Receipt of grants and subsidies	0	-3,259
Reclassification as assets held for sale	-28,857	-38,603
Reclassification from property, plant and equipment	3,211	3,506
Fair value adjustment	39,859	87,856

Carrying amount as at 31/12	2,215,228	1,739,474

The portfolio strategy of TLG IMMOBILIEN stipulates the concentration on the asset classes of office and retail, as well as hotels with long-term leases in certain top central locations. Although the office portfolio is to be largely limited to promising A and B-rated locations, the retail portfolio - which is characterised by retail properties - is more widely distributed. Decisions on acquisitions, sales and pending investments are subject to the stated principles of the portfolio strategy.

In line with its growth strategy, in 2016 TLG IMMOBILIEN more than doubled its volume of acquisitions from EUR k 193,634 in the previous year to EUR k 442,998 for the second year in a row. The acquisitions focused on office properties at 82%, followed by hotel properties at 13% and retail properties at 5%. By acquiring two office properties in Frankfurt am Main, TLG IMMOBILIEN has expanded its portfolio strategically into western Germany. Besides Frankfurt am Main which, with 38% of acquisitions, accounts for the largest proportion, the majority of acquisitions were made in Berlin again (22%) as well as in the eastern German growth regions of Leipzig (19%) and Dresden (15%).

The capitalisation of construction expenses totalling EUR k 18,543 (previous year EUR k 6,743) concerns the retail and office asset classes in particular. The increase over the previous year is due primarily to project developments in connection with retail properties (34%) as well as the increase in office space being rented out (34%), especially in the office property at Alexanderstrasse 1, 3, 5 in Berlin where the vacancy rate was reduced significantly.

The EUR k 28,857 (previous year EUR k 38,603) in reclassifications as assets held for sale is due to strategic disposals from the portfolio. Reclassifications from property, plant and equipment totalling EUR k 3,211 (previous year EUR k 3,506) reflect the decrease in lettable area used by TLG IMMOBILIEN so that it can now be rented out.

Although the fair value adjustment was still positive at EUR k 39,859, it was significantly more moderate than the previous year (EUR k 87,856) in proportion to the portfolio as a whole. Of the remeasurement, 95% was attributable to the dormant portfolio in 2016. The dormant portfolio comprises properties that were in the portfolio on both 1 January and 31 December 2016, i.e. properties that were not acquired or reclassified as assets held for sale in 2016.

As at 31 December 2016, the fair values of the investment property differed depending on the measurement method as well as by asset class as follows. Advance payments made on these properties are not included here; they are recognised separately in the statement of financial position.

Investment properties as at 31 December 2016

Portfolio overview by asset class

	Discounted cash flow method					Liquidation method	Total
As at 31/12/2016	Office	Retail	Hotel	Others	Total	Total
Investment properties [EUR k]	997,771	882,399	272,029	41,126	2,193,325	21,904	2,215,228
Discount rate, weighted average [%]	4.86	5.51	4.73	6.95	5.14	4.81	5.14
Capitalisation rate, weighted average [%]	6.14	7.51	5.91	8.76	6.67		6.67
EPRA Vacancy Rate [%]	5.3	2.0	2.4	8.2	3.7	57.3	3.8
Average effective rent [EUR/sqm/month]	9.64	9.97	12.67	4.34	9.67	12.69	9.67
Proportion of temporary rental agreements [%]	95.9	97.4	99.0	90.0	96.7	89.9	96.7
WALT of temporary rental agreements [years]	5.0	5.4	13.1	8.2	6.1	3.2	6.1

Investment properties as at 31 December 2015

Portfolio overview by asset class

	Discounted cash flow method					Liquidation method	Total
As at 31/12/2015	Office	Retail	Hotel	Others	Total	Total
Investment properties [EUR k]	597,395	867,600	207,565	54,620	1,727,179	12,295	1,739,474
Discount rate, weighted average [%]	4.96	5.66	4.65	6.69	5.33	4.80	5.32
Capitalisation rate, weighted average [%]	6.43	7.56	6.05	8.77	6.99		6.99
EPRA Vacancy Rate [%]	5.7	1.4	1.0	6.1	3.0	0.0	3.0
Average effective rent [EUR/sqm/month]	9.56	9.86	14.16	4.51	9.60	2.48	9.52
Proportion of temporary rental agreements [%]	92.9	97.5	99.0	89.9	95.9	89.9	95.8
WALT of temporary rental agreements [years]	5.1	5.9	15.2	8.4	6.7	0.9	6.7

As at the reporting date, TLG IMMOBILIEN continues to assume that future fluctuations in fair value will be largely due to factors that lie outside the discretionary scope of TLG IMMOBILIEN. These factors essentially include the discount and capitalisation rates used in the measurement.

In addition to the calculation of market value, a sensitivity analysis was carried out when the discount and capitalisation rates changed. If the discount and capitalisation rates on which the measurement of the properties was based had increased or decreased by 0.5 percentage points, the values as at 31 December 2016 would have been the following:

Investment properties as at 31 December 2016 - sensitivity analysis

As at 31/12/2016	Investment properties	Discount rate
Values in EUR k		–0.5%	0.0%	+0.5%
	–0.5%	2,422,338	2,331,678	2,244,338
Capitalisation rate	0.0%	2,301,458	2,215,228	2,133,448
	+0.5%	2,198,158	2,117,188	2,040,138

Investment properties as at 31 December 2015 - sensitivity analysis

As at 31/12/2015	Investment properties	Discount rate
Values in EUR k		–0.5%	0.0%	+0.5%
	–0.5%	1,892,237	1,822,744	1,756,462
Capitalisation rate	0.0%	1,804,607	1,739,474	1,676,842
	+0.5%	1,730,807	1,668,854	1,609,402

The parameters and asset classes on which the calculation is based have not changed significantly since 31 December 2016.

The following receivables from minimum lease payments are expected in the next few years on the basis of the agreements in effect as at 31 December 2016:

in EUR k	Due within 1 year	Remaining term > 1 to 5 years	Remaining term > 5 years	Total
31/12/2016	148,743	428,777	354,035	931,555
31/12/2015	121,764	371,992	332,248	826,004

In the 2016 financial year, contingent rents in the amount of EUR k 569 (previous year EUR k 139) were collected.

The majority of the investment property is encumbered with collateral for the loans. The properties are generally freely disposable. Financed properties are normally secured by liens on property and are the subject of assignments of rights and claims arising from sales contracts. If a property is sold, the finance is settled by means of an unscheduled repayment if necessary.

E.2	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

The property, plant and equipment and intangible assets are primarily attributable to owner-occupied properties (EUR k 6,109; previous year EUR k 9,344) and goodwill (EUR k 1,164; previous year EUR k 1,164).

Due to a decrease in owner-occupied area in 2016, the owner-occupied properties measured according to IAS 16 were reclassified as investment property.

E.3	OTHER FINANCIAL ASSETS

Other financial assets are subdivided as follows:

in EUR k	31/12/2016	31/12/2015
Other loans	2,519	2,535
Account balances with restricted access	606	545
Derivative financial instruments	2,281	0
Remaining financial assets	258	338

Total	5,664	3,418

The account balances with restricted access are primarily cash for which guarantees have been issued.

The other financial assets are non-current up to the value of the other loans and the derivative financial instruments; the rest is current.

E.4	TRADE RECEIVABLES

The following table gives an overview of the Group trade receivables:

in EUR k	31/12/2016	31/12/2015
Trade receivables, gross	8,320	15,585
Allowances	-2,323	-3,673
Trade receivables, net	5,997	11,911
of which from letting activities	4,648	3,969
of which from disposal of properties	834	7,761
of which other trade receivables	514	181

All trade receivables are current.

For the development of valuation allowances and the collateral received, please see section H.1.

E.5	OTHER RECEIVABLES AND ASSETS

Other receivables and assets can be broken down as follows:

in EUR k	31/12/2016	31/12/2015
Accruals and deferrals	4,169	2,609
Receivables from other taxes	514	202
Prepayments	26	15
Accruals and deferrals from rental incentives granted	10,357	9,539
Sundry other assets	2,047	3,681

Total	17,113	16,046

The accruals and deferrals include negative starting values from interest rate derivative financial instruments which are reversed over the term of the hedging instrument.

The accruals and deferrals from rental incentives essentially comprise rent-free periods and subsidies for original hotel equipment.

Of the other receivables and assets, EUR k 7,131 is current (previous year EUR k 6,883); the rest is non-current.

E.6	INVENTORIES

Real estate inventories are subdivided as follows:

in EUR k	31/12/2016	31/12/2015
Land with completed buildings	411	412
Undeveloped land	692	692

Total	1,103	1,104

More information on the real estate inventories can be found in the table below:

in EUR k	2016	2015
Real estate inventories recognised as expenses in the reporting period	1	77
Real estate inventory with a term of more than 1 year	1,102	1,046

E.7	CASH AND CASH EQUIVALENTS

As at the measurement dates, cash and cash equivalents are represented as follows:

in EUR k	31/12/2016	31/12/2015
Bank balances	68,411	183,731
Cash on hand	4	5

Total of cash and cash equivalents	68,415	183,736

Bank balances are subject to variable interest rates for callable loans. Short-term deposits are made for various time periods of up to three months.

E.8	ASSETS AND LIABILITIES HELD FOR SALE

The carrying amount of the assets held for sale includes properties for which the company had notarised purchase agreements as at the reporting date and developed as follows:

in EUR k	2016	2015
Carrying amount as at 01/01	15,912	21,991
Reclassification from investment property	28,857	38,603
Disposal through the sale of land and buildings	-25,595	-44,682

Carrying amount as at 31/12	19,174	15,912

The result from the disposal of assets held for sale is recognised in the statement of comprehensive income under the result from the disposal of investment property.

E.9	EQUITY

As at the reporting date, the subscribed capital of the company was EUR k 67,432 (previous year EUR k 67,432). The share capital is fully paid in. There are no other share types.

The capital reserve amounts to EUR k 440,267 (previous year EUR k 439,510). The changes (EUR k 757) are due to share-based remuneration entitlements of EUR k 757.

The revenue reserves of the Group increased by EUR k 45,725 to EUR k 515,094 (previous year EUR k 469,369). This was due to the net income of EUR k 93,998 attributable to the shareholders of the parent company, as well as the payment of a dividend totalling EUR k 48,551 to the shareholders during the financial year, which corresponds to EUR 0.72 per no-par value share entitled to the dividend.

Other comprehensive income comprises actuarial gains and losses of EUR k 2,162 (previous year EUR k 1,899) and accumulated fair value adjustments of derivative financial instruments in cash flow hedges of EUR k 11,128 (previous year EUR k 9,347).

The deferred taxes are attributable to other comprehensive income:

01/01/2016 - 31/12/2016

in EUR k	Before deferred taxes	Deferred taxes	After deferred taxes
Fair value adjustments for interest rate derivatives in cash flow hedges	-2,569	788	-1,781
Actuarial gains and losses	-379	116	-263

01/01/2016 - 31/12/2015

in EUR k	Before deferred taxes	Deferred taxes	After deferred taxes
Fair value adjustments for interest rate derivatives in cash flow hedges	2,508	-850	1,703
Actuarial gains and losses	50	-15	35

E.10	LIABILITIES DUE TO FINANCIAL INSTITUTIONS

Liabilities due to financial institutions have changed due to scheduled and unscheduled amortisation and due to refinancing.

Loans were valued at EUR k 292,500 in the 2016 financial year (previous year EUR k 46,567).

As at 31 December 2016 four loans due in 2017 totalling EUR k 47,940 (previous year EUR k 14,919) and the scheduled repayments to be made in 2017 were essentially recognised as due within one year.

The liabilities were generally secured by the provision of physical securities, the assignment of rights arising from the rental agreements and the pledging of shareholdings. Generally, the overwhelming majority of the properties in the portfolio serve as collateral.

Liabilities due to financial institutions have the following remaining terms:

in EUR k	31/12/2016	31/12/2015
Due within 1 year	65,248	36,011
Due after more than 1 year	975,164	746,677

E.11	PENSION PROVISIONS

There are pension obligations towards former executives and managing directors who began working for the company between 1991 and 2001.

As at 31 December 2016, EUR k 3,002 of the present value of the benefit obligation was attributable to the group of former scheme members and EUR k 5,345 was attributable to the group of pensioners and survivors. The average term of the obligations towards the managing directors is 14.38 years. The company has accrued payments of EUR k 284 under pension schemes in 2016 (previous year EUR k 270).

The pension provisions for defined benefit plans are calculated on the basis of actuarial assumptions in accordance with IAS 19. The following parameters were applied in the financial years:

	2016	2015
Discount rate	1.35%	2.00%
Rate of pension progression*	2.00%	2.00%

*	Some commitments have a guaranteed interest rate of 1% p.a., in which case no other trend is recognised.

The 2005G mortality tables published by Dr Klaus Heubeck were used for the biometric assumptions.

The present value of the pension obligations developed as follows in the corresponding periods:

in EUR k	31/12/2016	31/12/2015
Present value of the obligations as at 01/01	8,080	8,241
Current service costs	0	0
Interest expense	159	146
Pension payments rendered by the employer directly	-270	-257
Actuarial gains/losses	379	-50

Present value of the obligations as at 31/12	8,347	8,080

The actuarial loss resulting from the adjustment of the discount rate was recognised in other comprehensive income (OCI). Of this amount, a gain/loss of EUR k -340 (previous year EUR k 183) is attributable to adjustments made in the current year based on past experience and a gain/loss of EUR k 719 (previous year EUR k -233) is attributable to changes to financial assumptions. Overall, other comprehensive income comprises actuarial losses of EUR k 3,126 (previous year EUR k 2,747).

Expenses of EUR k 662 (previous year EUR k 642) for defined contribution plans arose in the current year. These essentially consist of contributions to the statutory pension scheme.

Based on the obligations accounted for on the reporting dates, a change to the individual parameters would have had the following impact on the present value of the obligation if the other assumptions had remained constant.

Sensitivity analysis 2016

in EUR k	Change in assumption	Increase in assumption	Decrease in assumption
Discount rate	1.00%	7,280	9,669
Rate of pension progression*	0.50%	8,759	7,970

Sensitivity analysis 2015

in EUR k	Change in assumption	Increase in assumption	Decrease in assumption
Discount rate	1.00%	7,050	9,355
Rate of pension progression*	0.50%	8,484	7,710

*	Some commitments have a guaranteed interest rate of 1% p.a., in which case no other trend is recognised.

Increases and decreases in the discount rate, rate of pension progression or mortality do not cause the same absolute amount of difference in the calculation of the pension obligations. If several assumptions are changed at once, the total amount does not necessarily have to correspond to the sum of the individual effects resulting from the changes to the assumptions. Furthermore, the sensitivities only reflect a change to the pension obligations for the specific magnitude of each change to the assumptions (e.g. 0.5%). If the assumptions on a different magnitude change, this will not necessarily have a linear impact on the amount of the pension provisions.

E.12	OTHER PROVISIONS

The other provisions developed as follows in the financial year:

in EUR k	As at 01/01/2016	Contribution	Utilisation	Reversals	Other change	As at 31/12/2016
Provisions for litigation risks	1,953	352	-48	-1,045	250	1,463
Sundry other provisions	462	0	-13	-285	200	365

Total	2,416	352	-60	-1,330	450	1,828

The provisions for litigation risks concern the risks of losing ongoing court proceedings and were formed to match the expected claims. Some legal disputes were settled in the reporting year.

E.13	DEFERRED TAXES

The deferred tax assets and liabilities result from the following temporary differences and taxable loss carryforwards:

	31/12/2016		31/12/2015
in EUR k	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Investment property and owner-occupied property	1,252	225,734	0	193,710
Property, plant and equipment	43	0	478	0
Intangible assets	0	0	41	0
Other non-current financial assets	0	700	0	0
Other assets	489	3,182	1,948	3,021
Pension provisions	1,279	0	1,157	0
Financial liabilities	6,248	1,212	4,888	1,037
Other liabilities	1,068	534	1,316	1,327

Deferred taxes on taxable temporary differences	10,379	231,362	9,827	199,095

Loss/interest carryforwards	6,100	0	3,581	0
OBD	0	178	0	180

Total of deferred taxes before offsetting	16,479	231,540	13,408	199,275

Offsetting	13,827	13,827	13,408	13,408

Disclosure after offsetting	2,652	217,713	0	185,867

The deferred tax claims and liabilities before offsetting are expected to be realised as follows:

in EUR k	31/12/2016	31/12/2015
Deferred tax claims
- realised after more than 12 months	14,048	10,915
- realised within 12 months	2,431	2,493

Total of deferred tax claims	16,479	13,408

in EUR k	31/12/2016	31/12/2015
Deferred tax claims
- realised after more than 12 months	231,005	197,704
- realised within 12 months	535	1,571

Total of deferred tax claims	231,540	199,275

As at the end of the financial year, deferred tax liabilities for outside basis differences totalled EUR k 178 (previous year EUR k 180).

E.14	LIABILITIES

The liabilities are classified as follows:

in EUR k	31/12/2016	31/12/2015
Trade payables	21,178	14,926
Total of other liabilities	20,900	15,277
Liabilities to employees	1,801	1,791
Prepayments received	0	7,270
Other taxes	9,838	1,492
Investment grants	1,221	1,512
Liabilities to tenants	1,011	910
Accruals and deferrals from derivatives	2,053	0
Liabilities to non-controlling interests	2,522	0
Sundry other liabilities	2,454	2,303

Total liabilities	42,078	30,203

The liabilities have the following remaining terms:

in EUR k	31/12/2016	31/12/2015
Up to 1 year	40,992	28,967
1-5 years	604	738
More than 5 years	482	497

Total	42,078	30,203

The prepayments received concerned the disposal of properties in the previous year.

The other taxes essentially concerned land transfer tax.

The investment grants comprise received subsidies which are realised pro rata in net profit or loss over the term of the rental agreement. Of the EUR k 1,221 in investment subsidies, EUR k 1,086 is long term.

The liabilities to tenants include credit from the annual utility invoices and overpayments by tenants.

The accruals and deferrals from derivatives include positive start values from floor transactions which are reversed over the term of the hedging instrument.

F.	NOTES ON THE CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Reclassifications of account items in the financial year caused the comparative figures from the previous year to change. This has made it possible to present the net operating income from letting activities far more accurately.

The effects can be broken down as follows:

in EUR k	01/01/2015 - 31/12/2015 (adjusted)	01/01/2015 - 31/12/2015	Change
Net operating income from letting activities	114,097	112,380	1,717
Income from letting activities	152,280	150,625	1,655
a) Rental income	127,392	127,392	0
b) Income from recharged operating costs	23,330	22,870	460
c) Income from other goods and services	1,558	363	1,195
Expenses relating to letting activities	-38,184	-38,245	61
d) Expenses from operating costs	-29,528	-29,528	0
e) Maintenance expenses	-6,198	-6,209	11
f) Other services	-2,458	-2,508	50
Other operating income	4,181	5,835	-1,655
Other operating expenses	-7,881	-7,820	-61

F.1	NET OPERATING INCOME FROM LETTING ACTIVITIES

In the 2016 financial year, income from letting activities increased significantly, essentially due to additions of properties to the portfolio.

The development of expenses related to letting activities stands in direct correlation with and essentially corresponds to the revenue.

Rental guarantees totalling EUR k 330 were collected in the financial year.

F.2	RESULT FROM THE REMEASUREMENT/DISPOSAL OF INVESTMENT PROPERTY

The result from the remeasurement of investment property remained positive, due mainly to the persistently favourable market conditions in the 2016 financial year. The change in value was primarily driven by the positive market trends and the continuous growth in effective rents.

Measurement gains of EUR k 7,321 are attributable to the properties for which a notarised purchase contract was concluded in the financial year and concern the disposal of a property in the fourth quarter in particular.

The disposal proceeds of EUR k 6,381 are mainly attributable to a subsequent purchase price adjustment.

See section E.1 for more details.

F.3	OTHER OPERATING INCOME

Other operating income developed as follows in the reporting periods in 2016 and 2015:

in EUR k	01/01/2016 - 31/12/2016	01/01/2015 - 31/12/2015
Reversal of allowances	529	1,306
Insurance indemnification	10	785
Purchase price adjustments	-278	0
Income from the disposal of consolidated subsidiaries	0	618
Income from previous years	311	604
Sundry other income	205	867

Total	777	4,181

F.4	PERSONNEL EXPENSES

Personnel expenses were as follows in the 2016 and 2015 financial years:

in EUR k	01/01/2016 - 31/12/2016	01/01/2015 - 31/12/2015
Salaries	7,244	7,698
Social security contributions and pension expenses	1,316	1,220
Bonuses	1,418	1,422
Severance packages	477	670
Share-based payment components under IFRS 2	807	1,796

Total	11,261	12,807

The reduction in personnel expenses is due primarily to one-off effects in the previous year in connection with share-based remuneration components granted as part of the IPO.

F.5	DEPRECIATION, AMORTISATION AND IMPAIRMENTS

Depreciation, amortisation and impairments developed as follows in the financial year and in the comparative period:

in EUR k	01/01/2016 - 31/12/2016	01/01/2015 - 31/12/2015
Amortisation of intangible assets	289	313
Depreciation of land, land rights and buildings	145	185
Depreciation of technical equipment and machinery	6	126
Depreciation of other equipment and office and operating equipment	120	135

Total	561	760

F.6	OTHER OPERATING EXPENSES

Other operating expenses were recognised as follows in the 2016 and 2015 financial years:

in EUR k	01/01/2016 - 31/12/2016	01/01/2015 - 31/12/2015
Impairments of receivables	607	665
Consultancy and audit fees	2,996	2,412
General IT and administrative expenses	1,618	1,930
Ancillary office costs	640	836
Corporate advertising	872	881
Vehicle and travel expenses	359	443
Other	887	1,889
Reversal of provisions/liabilities	-840	-1,174

Total	7,140	7,882

The item “Other” essentially comprises adjustments according to § 15a UStG, Supervisory Board remuneration and losses from write-downs of property, plant and equipment.

“Reversal of provisions/liabilities” contains accrued invoices and provisions from the previous year for other expenses which proved to be less costly than anticipated. These are attributable to the settlement of legal disputes in particular.

F.7	NET INTEREST

Net interest is broken down as follows:

in EUR k	01/01/2016 - 31/12/2016	01/01/2015 - 31/12/2015
Net interest from bank balances	-73	-128
Net interest from default interest and deferrals	-35	-190
Other interest income	-206	-125

Total interest and similar income	-313	-443

Interest expenses for interest rate derivatives	5,265	4,221
Interest on loans	18,042	17,974
Interest expenses from pension provisions	159	146
Other interest expenses	2,184	1,508

Total interest and similar expenses	25,650	23,849

Net interest expenses	25,337	23,406

F.8	GAIN/LOSS FROM THE REMEASUREMENT OF DERIVATIVE FINANCIAL INSTRUMENTS

In the 2016 financial year, there were expenses of EUR k -299 from the remeasurement of derivative financial instruments (previous year EUR k 848).

In 2016, the remeasurement gains are due primarily to non-existent hedging relationships and ineffectiveness.

F.9	INCOME TAXES

The tax expenses/income can be broken down as follows:

in EUR k	01/01/2016 - 31/12/2016	01/01/2015 - 31/12/2015
Current income tax	5,986	8,135
Previous period income taxes	-1,577	-4,407
Deferred taxes	30,098	34,583

Tax expenses/income	34,507	38,311

The previous period income taxes of EUR k -1,577 in 2016 were due primarily to effects in previous periods.

The expected (notional) expenses for income taxes can be transferred to the income taxes in the statement of comprehensive income as follows:

in EUR k	01/01/2016 - 31/12/2016	01/01/2015 - 31/12/2015
IFRS earnings before taxes	128,616	169,172

Group tax rate in %	30.67%	30.70%

Expected income taxes	39,447	51,936

Special trade tax regulations	164	409
Changes in tax rate in the financial year	-144	-327
Deviating tax rates for subsidiaries	-378	-780
Actual taxes in previous years	-1,577	-4,407
Deferred taxes for previous years	-943	-8,081
Initial recognition or carry-back of loss carryforwards	-2,250	0
Tax-free income	0	-1,215
Non-deductible operating expenses	186	196
Other tax effects	2	579

Effective income taxes	34,507	38,311

Effective tax rate in %	26.83%	22.65%

The tax rate to be used to calculate the income tax computation accounts for the current and - given the current legal situation - probable corporation tax rates of 15.0% (previous year 15.0%) and the solidarity contribution of 5.5% (previous year 5.5%) of the defined corporation tax less any credit. The weighted trade tax rate for Berlin and the regions in which TLG IMMOBILIEN AG has business premises is approx. 424% for the financial year (previous year 425%). With consideration for the collection rate and the base amount of trade tax of 3.5% (previous year 3.5%), the trade tax rate is therefore 14.85% (previous year 14.875%).

The domestic tax rate on which the calculated deferred taxes and expected (notional) tax expenses of the Group are based was therefore 30.67% in the reporting year (previous year 30.70%).

The deferred tax assets and liabilities before offsetting developed as follows as at the reporting date:

in EUR k	01/01/2016 - 31/12/2016	01/01/2015 - 31/12/2015
Deferred tax assets at the start of the reporting year	13,408	19,526
Change (in net profit or loss)	2,167	-2,292
Change recognised in equity	904	-820
Change due to basis of consolidation	0	-3,006

Deferred tax assets at the end of the reporting year	16,479	13,408

Deferred tax liabilities at the start of the reporting year	199,275	166,983
Change (in net profit or loss)	32,265	32,292

Deferred tax liabilities at the end of the reporting year	231,540	199,275

Deferred tax claims which are recognised directly to equity result from actuarial losses for pension obligations and hedge accounting reserves.

For more details on the deferred taxes, see section E.13.

F.10	EARNINGS PER SHARE

The earnings per share are calculated by dividing the net result for the period attributable to the shareholders by the weighted average number of ordinary shares outstanding within the reporting period.

in EUR k	01/01/2016 - 31/12/2016	01/01/2015 - 31/12/2015
Net income attributable to the shareholders in EUR k	93,998	130,620
Weighted average number of shares issued in thousand	67,432	62,041

Undiluted earnings per share in EUR	1.39	2.11

Potential diluting effect of share-based payment in thousand	103	58
Number of shares with a potential diluting effect in thousand	67,535	62,099

Diluted earnings per share in EUR	1.39	2.10

The share-based remuneration of the Management Board and individual employees has a diluting effect based on the amount of work already carried out. The number of shares on the reporting date would increase by 103 thousand shares to a total of 67,535 thousand shares. For more information on share-based payment see section H.10 and the remuneration report.

G.	NOTES ON THE CONSOLIDATED CASH FLOW STATEMENT

The consolidated cash flow statement reports the changes in the cash funds recognised in the statement of financial position through cash inflows and outflows in accordance with IAS 7.

In this regard, cash flows are broken down into cash flow from operating activities, cash flow from investing activities and cash flow from financing activities. In line with IAS 7.18(b), the cash flow from operating activities is derived from earnings before tax (EBT) using the indirect method. The cash flow from investing activities and cash flow from financing activities are determined based on cash receipts and payments.

The cash funds contain the recognised cash and cash equivalents, and therefore also cash in hand and bank balances. Please see section E.7.

As an output of the calculation of the cash flow from operating activities, earnings before tax (EBT) decreased compared to the previous year. Overall, the net cash flow from operating activities increased by EUR k 4,130. The key drivers were the net cash flow resulting from the higher income from letting activities, lower personnel expenses and an approach to cash management based on the dates of the statement of financial position. The significantly higher income tax and interest payments had the opposite effect.

The cash flow from investing activities mainly comprises cash investments and disposals of properties. The decrease of EUR k 263,819 is essentially due to further planned reductions in cash inflows from disposals of non-strategic properties in comparison to the previous year, as well as a considerable increase in portfolio properties (2016: EUR k 445,621; previous year EUR k -205,839).

The cash flow from financing activities increased significantly due primarily to the inflows from new loans taken out in the financial year (2016: EUR k 292,500; previous year EUR k 46,467). Therefore, due to the higher volume of acquisitions, EUR k 245,933 more in loans was taken out compared to the previous year.

In 2016, the payment of a dividend reduced liquidity by EUR k 48,551 (previous year EUR k 15,326). Overall, in 2016 the cash flow from financing activities increased by EUR k 113,233 to EUR k 210,744 compared to the previous year.

H.	OTHER INFORMATION

H.1	DISCLOSURES RELATING TO FINANCIAL INSTRUMENTS

H.1.1	DISCLOSURES RELATING TO FINANCIAL INSTRUMENTS

EXPLANATION OF MEASUREMENT CATEGORIES AND CLASSES

The following table presents the financial assets and liabilities by measurement category and class. Hedge derivative financial instruments are also accounted for, although they do not belong to any of the measurement categories of IAS 39. Additionally, with regard to the reconciliation of the statement of financial position, the non-financial liabilities are accounted for even though they are not subject to IFRS 7:

Measurement category in accordance with IAS 39

31/12/2016

in EUR k	Measurement category in accordance with IAS 39	Carrying amount as at 31/12/2016	Nominal value	Amortised cost	Fair value through net profit/loss	No measurement category under IAS 39	No financial instruments under IAS 32	Fair value as at 31/12/2016	Fair value hierarchy level
Other non-current financial assets (other loans)	LaR	2,519		2,519				2,519	2
Other non-current financial assets (derivative financial instruments)	HfT	1,331			1,331			1,331	2
Other non-current financial assets (derivative financial instruments)	n/a	950				950		950	2
Trade receivables	LaR	5,997		5,997				5,997	2
Other current financial assets	LaR	864		864				864	2
Cash and cash equivalents	LaR	68,415	68,415					68,415	1

Total financial assets		80,076	68,415	9,380	1,331	950	0	80,076

Liabilities due to financial institutions	FLaC	1,040,412		1,040,412				1,063,025	2
Trade payables	FLaC	21,178		21,178				21,178	2
Derivative financial instruments	n/a	16,837				16,837		16,837	2
Derivative financial instruments	FLHfT	3,533			3,533			3,533	2
Other liabilities	FLaC	20,900			2,924		17,976	20,900	2

Total financial liabilities		1,102,860	0	1,061,590	6,457	16,837	17,976	1,125,473

Of which aggregated by measurement category in accordance with IAS 39
Financial assets held for trading	HfT	1,331	0	0	1,331	0	0	1,331
Loans and receivables	LaR	77,795	68,415	9,380	0	0	0	77,795
Financial liabilities measured at amortised cost	FLaC	1,082,490	0	1,061,590	2,924	0	17,976	1,105,103
Financial liabilities held for trading	FLHfT	3,533	0	0	3,533	0	0	3,533

31/12/2015

in EUR k	Measurement category in accordance with IAS 39	Carrying amount as at 31/12/2015	Nominal value	Amortised cost	Fair value through net profit/loss	No measurement category in accordance with IAS 39	No financial instruments in accordance with IAS 32	Fair value as at 31/12/2015	Fair value hierarchy level
Other non-current financial assets	LaR	2,535	0	2,535	0	0	0	2,535	2
Trade receivables	LaR	11,911	0	11,911	0	0	0	11,911	2
Other current financial assets	LaR	883	0	883	0	0	0	883	2
Cash and cash equivalents	LaR	183,736	183,736	0	0	0	0	183,736	1

Total financial assets	0	199,065	183,736	15,329	0	0	0	199,065	0

Liabilities due to financial institutions	FLaC	782,688	0	782,688	0	0	0	821,465	2
Trade payables	FLaC	14,926	0	14,926	0	0	0	14,926	2
Derivative financial instruments	n/a	15,668	0	0	0	15,668	0	15,668	2
Derivative financial instruments	FLHfT	253	0	0	253	0	0	253	2
Other liabilities	FLaC	15,277	0	0	2,779	0	12,498	15,277	2

Total financial liabilities	0	828,812	0	797,614	3,032	15,668	12,498	867,589	0

Of which aggregated by measurement category in accordance with IAS 39
Loans and receivables	LaR	199,065	183,736	15,329	0	0	0	199,065	0
Financial liabilities measured at amortised cost	FLaC	812,891	0	797,614	2,779	0	12,498	851,668	0
Financial liabilities held for trading	FLHfT	253	0	0	253	0	0	253	0

A loan assigned to the category LaR is recognised under “other non-current assets”. The fair value does not differ greatly from the amortised cost.

For the most part, the carrying amounts of cash and cash equivalents, trade receivables, other financial assets, trade payables and other liabilities have short remaining terms and corresponded to the fair values as at the reporting date.

H.1.2	NET RESULTS BY MEASUREMENT CATEGORY

Under IFRS 7.20(a), the net gains and losses from financial instruments are to be disclosed for every measurement category of IAS 39. This does not include the effects on earnings of derivative financial instruments in hedging relationships as these must be disclosed under separate regulations and are therefore not attributable to any of the measurement categories of IAS 39.

The net results of financial instruments were as follows, broken down by the various measurement categories of IAS 39:

in EUR k		01/01/2016 - 31/12/2016	01/01/2015 - 31/12/2015
Loans and receivables	LaR	-246	-1,084
Available-for-sale financial assets	AfS	0	-618
Financial liabilities held for trading (at fair value through profit or loss)	FLHfT	-1,132	-24
Financial liabilities measured at amortised cost	FLaC	20,226	19,482

Total		18,848	17,756

The net result of the “Loans and receivables” measurement category comprises net interest from liquid capital, allowances and reversals of write-downs resulting from the reversal of valuation allowances for rent receivable and the amortisation of rent receivable. The net interest amounts to EUR k 313 (previous year EUR k 443).

The net result of the “Financial assets held for trading” measurement category comprises the net interest and expenses for derivative financial instruments (except those designated hedging instruments) and the results from the measurement of these derivative financial instruments at market value.

The net result of the “Financial liabilities measured at amortised cost” measurement category comprises interest expenses for ongoing debt service of EUR k 18,042 and the results from the repayment of loans, which are also recognised under interest expenses.

H.2	PRINCIPLES OF FINANCIAL RISK MANAGEMENT

As part of its business activities, the TLG IMMOBILIEN Group is exposed to a variety of financial risks. In particular, these are the interest rate risk, the liquidity risk and the inherent risk of default in rental agreements and sales. These risks are independent types of risk which are under constant, systematic observation through the existing risk management system. They are assigned to executives in the various fields of the company who are responsible for their identification, monitoring, reporting, management and control. This method ensures a degree of congruence between the nature of the risk and the field of responsibility. A risk manual - which is updated continuously - governs the identification, monitoring, reporting, management and control of these and other corporate risks. Risk management is integrated into the central control office.

Capital management

Capital management at TLG IMMOBILIEN is intended to ensure the financial resources required for the continuation of the company and the preservation of liquidity. Furthermore, the financial policies of the Group are designed to generate income for the shareholders and allow for the annual distribution of a dividend. The Group strives to increase its overall value. This holistic capital management strategy has not changed since the previous year.

As is standard in the sector, capital management is based on the net debt-to-equity ratio. The net debt-to-equity ratio is the ratio between net debt and the fair value of the investment property. The net debt is determined by subtracting cash and cash equivalents from liabilities due to financial institutions.

In the current financial year as in previous years, the Group aims to continue securing access to debt at reasonable financing costs whilst not exceeding a reasonable proportion of debt.

As at 31 December 2016, the debt-to-equity ratio was as follows compared to the previous year:

in EUR k	31/12/2016	31/12/2015	Change	Change in %
Investment property (IAS 40)	2,215,228	1,739,474	475,754	27.4
Advance payments on investment property (IAS 40)	93	14,272	-14,179	-99.3
Owner-occupied property (IAS 16)	6,109	9,344	-3,235	-34.6
Non-current assets classified as held for sale (IFRS 5)	19,174	15,912	3,262	20.5
Inventories (IAS 2)	1,103	1,104	-1	-0.1

Real estate	2,241,708	1,780,106	461,602	25.9

Liabilities due to financial institutions	1,040,412	782,688	257,724	32.9
Cash and cash equivalents	68,415	183,736	-115,321	-62.8
Net debt	971,997	598,952	373,045	62.3

Net Loan to Value (Net LTV) in %	43.4	33.6	9.8 pp

In the table above, the assets classified as held for sale only concern investment property.

The net LTV in the group is 43.4% and increased by 9.8 percentage points compared to the previous year. The capital management goals were achieved in the reporting year.

H.3	DEFAULT RISKS

The risk that a contractual partner - essentially tenants and purchasers of property - will be unable to meet its contractual payment obligations, thus causing the TLG IMMOBILIEN Group to suffer a loss, is known as the risk of default. Credit checks are carried out in order to control the risks of default.

Default risks exist primarily for trade receivables. The TLG IMMOBILIEN Group does not consider itself exposed to a significant credit risk with any of its contractual partners. The concentration of the credit risk is limited by the broad, heterogeneous customer base. Bad debt risks are minimised by the careful selection of contractual partners supported by professional credit checks. Additionally, standard hedging instruments such as guarantees, fixed charges, suretyships, letters of comfort, deductions and deposits are used. If necessary, allowances are carried out for receivables.

The creditworthiness of contractual partners is monitored continuously. If a contractual partner’s creditworthiness should deteriorate significantly, the company will endeavour to remove the corresponding items from the statement of financial position as quickly as possible. The company will then not enter into any new items with such contractual partners.

The bank balances of TLG IMMOBILIEN are fully protected against the risk of bank failure by the security measures of German banks. TLG IMMOBILIEN regularly checks its membership in, and the coverage of, the protection schemes.

The highest possible default risk is therefore the carrying amount of the financial assets, not including the value of received securities or other risk-reducing agreements. No guarantees were issued for subsidiaries or associated companies.

The following table shows the financial assets which were impaired on the reporting date:

31/12/2016

in EUR k	Carrying amount before allowances	Allowances	Residual carrying amount
Trade receivables	8,320	-2,323	5,997
Other financial assets	5,724	-60	5,664

Total	14,044	-2,383	11,661

31/12/2015

in EUR k	Carrying amount before allowances	Allowances	Residual carrying amount
Trade receivables	15,585	-3,674	11,911
Other financial assets	3,477	-59	3,418

Total	19,062	-3,733	15,329

Collateral exists for the gross trade receivables - essentially rent deposits of approx. EUR 3.2 m (previous year EUR 3.0 m) - which can be used to offset outstanding receivables if the legal requirements are met.

The allowances were as follows in the 2016 financial year:

31/12/2016

in EUR k	As at 01/01	Contribution	Utilisation	Reversals	Other change	As at
Trade receivables	3,674	451	-1,281	-521	0	2,323
Other financial assets	59	15	-6	-8	0	60

Total	3,732	466	-1,287	-529	0	2,383

The allowances were as follows in the same period in the previous year:

31/12/2015

in EUR k	As at 01/01	Contribution	Utilisation	Reversals	Other change	As at
Trade receivables	5,650	713	-1,374	-1,296	-19	3,674
Other financial assets	67	2	0	-10	0	59

Total	5,717	715	-1,374	-1,306	-19	3,733

Additionally, the table below presents the age structure of the financial assets that were overdue but not individually impaired as at the reporting date.

31/12/2016

		Adjusted		Not adjusted
in EUR k	Carrying amount	Gross amount	Allowance	neither impaired nor overdue as at the reporting date	overdue but not impaired as at the reporting date
					< 90 days	90-180 days	> 180 days
Trade receivables	5,997	4,173	-2,323	2,944	880	95	228
Other financial assets	5,664	5,681	-60	1	3	2	38

Total	11,661	9,854	-2,383	2,944	883	97	266

31/12/2015

		Adjusted		Not adjusted
in EUR k	Carrying amount	Gross amount	Allowance	neither impaired nor overdue as at the reporting date	overdue but not impaired as at the reporting date
					< 90 days	90-180 days	> 180 days
Trade receivables	11,911	7,745	-3,674	7,799	13	5	23
Other financial assets	3,418	70	-59	3,360	9	0	38

Total	15,329	7,815	-3,733	11,159	22	5	61

H.4	OFFSETTING OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The following financial assets and financial liabilities are subject to offsetting:

Financial assets

in EUR k	Gross amount of financial assets	Gross amount of financial liabilities offset in the statement of financial position	Net amount recognised in the statement of financial position under financial assets
31/12/2016
Trade receivables	22,307	-26,139	921

31/12/2015
Trade receivables	19,909	-21,631	986

Financial liabilities

in EUR k	Gross amount of financial liabilities offset in the statement of financial position	Gross amount of financial assets	Net amount recognised in the statement of financial position under financial liabilities
31/12/2016
Prepayments received towards operating costs	-26,139	22,307	-4,753

31/12/2015
Prepayments received towards operating costs	-21,631	19,909	-2,797

The offsetting concerns the prepayments made towards the operating costs of the tenants, which are offset against the corresponding receivables from operating costs per tenant.

H.5	LIQUIDITY RISKS

The risk that a company will be unable to meet its payment obligations on a contractually agreed date is known as the liquidity risk.

The treasury continuously monitors and plans the liquidity requirements of the Group in order to ensure its liquidity. Enough liquid capital to meet the obligations of the Group for a given period of time is always kept available.

Additionally, the Group has a short-term credit line of EUR k 500 which, if necessary, can be utilised. The credit line is unsecured.

The following table contains the contractually agreed (undiscounted) interest payments and repayments of the primary financial liabilities of the TLG IMMOBILIEN Group and the derivative financial instruments of the TLG IMMOBILIEN Group with a negative fair value. The maturities are based on the contractually defined fixed interest rates of the financial liabilities.

31/12/2016

in EUR k	Carrying amount	Maturities
		< 1 year	1-5 years	> 5 years
Liabilities due to financial institutions	1,040,412	81,129	579,404	467,417
Derivative financial instruments	20,370	6,715	16,237	-2,805
Trade payables	21,178	21,178	0	0
Other liabilities	20,900	19,814	604	482

Total	1,102,860	128,837	596,245	465,093

31/12/2015

in EUR k	Carrying amount	Maturities
		< 1 year	1-5 years	> 5 years
Liabilities due to financial institutions	782,688	48,460	532,517	278,807
Derivative financial instruments	15,921	4,753	11,254	151
Trade payables	14,926	14,926	0	0
Other liabilities	15,277	14,041	738	497

Total	828,812	82,181	544,509	279,455

All instruments for which payments were contractually agreed as at the reporting date have been included. Planned figures for new liabilities in the future are not included. The variable interest payments from financial instruments are determined on the basis of the last specific interest rates before the reporting date. Financial liabilities that can be repaid at any time are always allocated to the earliest repayment date.

Around 99.81% of the financial liabilities have fixed interest rates or are safeguarded by interest rate hedges (previous year around 99.62%). The average effective interest rate is around 2.56% (previous year around 2.91%). The future prolongation structure on the basis of the current residual debt is as follows:

in EUR k	Carrying	Nominal value	2017	2018-2021	> 2021
Prolongation structure 2016	1,040,412	1,044,400	65,469	527,362	451,569
Prolongation structure 2015	782,688	786,067	36,166	480,583	269,317

Some financing contracts provide for financial covenants (essentially the Group’s equity ratio, LTV, interest coverage ratio and debt service coverage ratio), whereby the bank can exercise its right of termination without notice if the covenants are not adhered to. The company covers the risk of a breached covenant by regularly inspecting the covenants and, if necessary, taking steps to adhere to the covenants. A breached covenant can also be remedied by means of unscheduled repayments, for example. No covenants were breached in 2016. Based on the current knowledge of the company, no breaches of covenant are foreseeable in the future.

H.6	MARKET RISKS

Increased interest rates can result in growing financing costs. The company accounts for this interest rate risk by creating interest rate hedges for loans with variable interest rates and by concluding agreements with fixed interest rates and terms spanning a number of years. The interest rate hedges include interest rate derivative financial instruments such as interest rate swaps and floors. The use of such interest rate derivative financial instruments is governed by guidelines. Under the guidelines, derivative financial instruments are only used for the purposes of hedging and never for trading. In general, there is a hedge for every loan with a variable interest rate.

The TLG IMMOBILIEN Group is not exposed to any foreign exchange risks as its major transactions are carried out in euros.

As at 31 December 2016, the portfolio contained the following derivative financial instruments whose maturity periods are as at the reporting date.

Derivative financial instruments

in EUR k	Fair value	< 1 year
Derivative financial instruments held for trading-assets	1,331	0
of which interest rate swaps	579	0
of which floors	752	0
Derivative financial instruments held for trading- liabilities	3,533	0
of which interest rate swaps	3,533	0
Derivative financial instruments in hedging relationship	17,787	0
of which floors	950	0
of which interest rate swaps with negative fair value	16,837	0

As at 31 December 2015 the portfolio contained the following derivative financial instruments:

Derivative financial instruments

in EUR k	Fair value	< 1 year
Derivative financial instruments held for trading	253	0
of which interest rate swaps	253	0
Derivative financial instruments in hedging relationship	15,668	0
of which interest rate swaps	15,668	0

The derivative financial instruments are used as hedging instruments under IAS 39 if they meet the hedge accounting requirements. The cash flows from the underlying transactions - which are covered by cash flow hedge accounting - will arise from 2017 to 2026 and affect the statement of comprehensive income.

In 2016, ineffectiveness of EUR k 436 was recognised in the statement of comprehensive income as part of accounting for hedging relationships.

The following table shows the amount recognised directly in other comprehensive income during the reporting period. This corresponds to the effective part of the change in fair value.

in EUR k	2016	2015
Opening balance as at 01/01	-13,472	-15,980
Recognition in accumulated other comprehensive income in the reporting period	-7,369	-1,685
Reclassified to profit or loss	4,800	4,193

Closing balance as at 31/12	-16,041	-13,472

H.7	SENSITIVITIES

Under IFRS 7, interest rate risks are represented by sensitivity analyses. These analyses determine the impact of a change in market interest rates on the net interest and expenses, trading profit and losses, and on the equity on the reporting date.

The sensitivity analysis also factors in the impacts on equity and the statement of comprehensive income of TLG IMMOBILIEN that would result from a simultaneous fluctuation in the euro yield curve by ± 50 basis points (previous year: ± 50 basis points). If the yield curve were to decline by 50 basis points, the interest rate would fall to 0.0% at the lowest, provided that this has been contractually agreed. The cash flow effects from fluctuations in the yield curve merely concern the interest income and expenses for the next reporting period.

Based on the financial instruments held or issued by TLG IMMOBILIEN as at the reporting date, a hypothetical change - quantified by sensitivity analyses - in the interest rates on which each instrument was based on the reporting date would have had the following effects (before taxes).

Derivative financial instruments

in EUR k	Effect on OCI		Effects on income
	+50 BP	-50 BP	+50 BP	-50 BP
31/12/2016
Financial liabilities	0	0	-2,805	2,021
Interest rate derivatives	7,998	-21,306	2,504	-2,008
Floors	-918	1,523	0	0

Derivative financial instruments

in EUR k	Effect on OCI		Effects on income
	+50 BP	-50 BP	+50 BP	-50 BP
31/12/2015
Financial liabilities	0	0	-1,784	1,139
Interest rate derivatives	7,453	-7,723	501	-516

H.8	NUMBER OF EMPLOYEES

As at 31 December 2016, 111 people were employed by the Group (122 as at 31/12/2015).

	31/12/2016	Average number of employees in 2016	31/12/2015	Average number of employees in 2015
Permanent employees	105	105	116	114
Temporary employees	6	5	6	6

Total	111	110	122	120

As in the previous year, the full-time employees are not reported due to the low proportion of part-time employees.

H.9	TOTAL AUDITOR’S FEE

The following fees have been recognised as expenses for the services rendered by the auditor of the consolidated financial statements in the financial year:

in EUR k	2016	2015
Audit services	183	185
Other assurance services	380	22
Other services	16	3

Total fee	579	210

The increase is due primarily to the other assurance services in connection with the preparation of a prospectus.

H.10	IFRS 2 PROGRAMMES

H.10.1	SHARE-BASED REMUNERATION OF EMPLOYEES

In the 2016 financial year, expenses for a share-based remuneration component for certain employees were recognised under IFRS. The grant date fair value of the previous schemes is EUR k 198.

With regard to its targets and payment criteria, this remuneration component shares its structure with the long-term incentive scheme for the Management Board, which is described below.

H.10.2	LTI MANAGEMENT BOARD CONTRACTS

The new employment contracts for the members of the Management Board, which were concluded in late September 2014, include a long-term incentive programme for each financial year from 2015 to 2018 (hereinafter referred to as the LTI tranche). An LTI tranche covers a four-year period. Completion of the defined objectives is determined at the end of the fourth year by means of a comparison between current progress and the target.

The amount of LTI remuneration is contingent on the completion of certain objectives. In this regard, the major objectives are the improvement of the net asset value and the TLG IMMOBILIEN AG share price compared to the relevant EPRA Europe index.

The contracts of the members of the Management Board cannot be duly terminated. The contract will end if a member of the Management Board becomes permanently unable to work during the term of the contract. The member of the Management Board will receive 100% of his LTI if he was actively employed during the calendar year in which the evaluation of the objectives commenced. If the member of the Management Board was not employed for the full calendar year, the LTI shall be disbursed at a proportional rate.

The programme contains an option as to the type of settlement for the company and is treated as a share-based payment settled in equity instruments in accordance with IFRS 2.

Based on the estimations of the Management Board as to the completion of performance hurdles, personnel expenses of EUR k 608 were recognised for the LTI as at 31 December 2016 (previous year EUR k 618).

The fair value on the settlement date was EUR k 2,465. An achievement rate of 123% was assumed. For more information on the Management Board contracts, see the disclosures in the Remuneration Report.

H.11	RELATED COMPANIES AND PARTIES

Related companies and parties are defined as companies and persons which have the ability to control or exercise significant influence over the TLG IMMOBILIEN Group, or which the TLG IMMOBILIEN Group controls or exercises significant influence over.

Accordingly, the members and close relatives of the Management and Supervisory Boards of TLG IMMOBILIEN AG and the TLG IMMOBILIEN Group’s subsidiaries are considered related parties and companies.

Related companies

No transactions of particular significance took place with related companies in the 2016 financial year.

Related parties

No transactions of particular significance took place with related parties in the 2016 financial year.

The composition of the Management Board has not changed since 31 December 2015.

However, the composition of the Supervisory Board has changed. Mr Heße stepped down from the Supervisory Board with effect from 31 May 2016.

The remuneration paid by TLG IMMOBILIEN AG to the members of the Management Board was as follows in the 2016 financial year:

in EUR k	2016	2015
Fixed remuneration	600	600
Fringe benefits	113	107

Subtotal of fixed remuneration	713	707

Short-term variable remuneration (STI)	520	400
Long-term variable remuneration (LTI)	0	0

Subtotal of variable remuneration	520	400

Total remuneration	1,233	1,107

See the Remuneration Report, which is part of the report on the position of the company and the Group, for more disclosures on the remuneration of the Management Board.

Remuneration paid to former members of the management totalled EUR 0.2 m in 2016 (previous year EUR 0.2 m). In 2016, EUR 2.9 m was placed into provisions for pension obligations to former members of the management (previous year EUR 2.8 m).

In line with the Articles of Association, all Supervisory Board remuneration is payable at the end of each financial year. The remuneration paid pro rata to the members of the Supervisory Board for the 2016 financial year totalled EUR 0.3 m (previous year EUR 0.3 m).

In summary, this resulted in the following recognised expenses for the remuneration of the Management and Supervisory Boards in line with IAS 24.17:

in EUR k	2016	2015
Benefits due in the short term	1,412	1,406
Other benefits due in the long term	113	107
Share-based payments	608	1,575

Total	2,132	3,088

The Supervisory Board of TLG IMMOBILIEN AG consists of the following members:

Michael Zahn (Chairman of the Supervisory Board)	Member since 05/09/2014 Chairman since 08/09/2014
Chairman of the presidential and nomination committee of the Supervisory Board of TLG IMMOBILIEN AG, Berlin	since 01/10/2014
Chairman of the capital measures committee of the Supervisory Board of TLG IMMOBILIEN AG, Berlin	since 10/11/2016
CEO of Deutsche Wohnen AG, Berlin
Chairman of the Supervisory Board of GSW Immobilien AG, Berlin
Chairman of the Supervisory Board of Eisenbahn-Siedlungs-Gesellschaft Berlin mbH, Berlin
Chairman of the Advisory Board of G+D Gesellschaft für Energiemanagement GmbH, Magdeburg
Chairman of the Advisory Board of Funk Schadensmanagement GmbH, Berlin
Member of the Advisory Board of DZ Bank AG, Frankfurt am Main
Member of the Advisory Board of Füchse Berlin Handball GmbH, Berlin	since 15/09/2016
Member of the Real Estate Advisory Board of GETEC Wärme & Effizienz AG, Magdeburg	since 08/11/2016

Alexander Heße (Vice-chairman)	05/09/2014 - 31/05/2016
Member of the presidential and nomination committee of the Supervisory Board of TLG IMMOBILIEN AG, Berlin	01/10/2014 - 31/05/2016
Senior Managing Director and Co-Head European Real Estate Investments, Lone Star Germany Acquisitions GmbH
Chairman of the Supervisory Board of Globe Trade Center S.A., Warsaw
Director, Lone Star Spain Acquisitions SL, Madrid
Director, Lone Star France Acquisitions SARL, Paris
Director, Lone Star Netherlands Acquisitions B.V., Amsterdam

Dr Michael Bütter	since 25/09/2014
Member of the presidential and nomination committee of TLG IMMOBILIEN AG, Berlin	since 01/10/2014
Member of the capital measures committee of TLG IMMOBILIEN AG, Berlin	since 10/11/2016
Member of the Executive Committee and Group General Counsel Scout 24 AG, Berlin
Member of the Board of Directors, ADO Properties S.A., Luxembourg
Chairman of the Audit Committee of ADO Properties S.A., Luxembourg
Member of the Investment and Finance Committee of ADO Properties S.A., Luxembourg
Member of the Advisory Board of Corestate Capital Holding S.A., Luxembourg	since 01/01/2017
Member of the Supervisory Board of Assmann Beraten + Planen AG, Berlin	since 01/04/2016

Dr Claus Nolting	since 05/09/2014
Member of the audit committee of TLG IMMOBILIEN AG, Berlin	since 25/09/2015
Lawyer and consultant
Vice-chairman of the Supervisory Board of IKB Deutsche Industriebank, Düsseldorf
Chairman of the risk and audit committee of IKB Deutsche Industriebank, Düsseldorf	since 25/02/2016
Member of the nomination committee of IKB Deutsche Industriebank, Düsseldorf
Member of the remuneration management committee of IKB Deutsche Industriebank, Düsseldorf
Member of the Supervisory Board of Hamburg Trust Real Estate Management GmbH, Hamburg
Member of the Supervisory Board of LEG Immobilien AG, Düsseldorf	since 19/05/2016
Chairman of the Supervisory Board of MHB-Bank AG, Frankfurt am Main	since 22/12/2016

Elisabeth Talma Stheeman	since 25/09/2014
Member of the audit committee of the Supervisory Board of TLG IMMOBILIEN AG, Berlin	since 01/10/2014
Independent Non-Executive Board Director
Governor of the London School of Economics (LSE), London
Member of the audit committee of the London School of Economics (LSE), London	until 31/07/2016
Vice-chairperson of the financial committee of the London School of Economics (LSE), London	since 01/08/2016
Senior Advisor, Bank of England/Prudential Regulation Authority (PRA), London
Member of the Supervisory Board of Aareal Bank AG, Wiesbaden

Vice-chairperson of the risk committee of Aareal Bank AG, Wiesbaden
Member of the technology and innovation committee of Aareal Bank AG, Wiesbaden

Helmut Ullrich	since 23/07/2015
Chairperson of the audit committee of the Supervisory Board of TLG IMMOBILIEN AG, Berlin	since 13/08/2015
Member of the capital measures committee of TLG IMMOBILIEN AG, Berlin	since 10/11/2016
Member of the Supervisory Board of GSW Immobilien AG, Berlin
Chairperson of the audit committee of GSW Immobilien AG, Berlin

H.12	CONTINGENT LIABILITIES

There are the following contingent liabilities for items for which the Group has issued guarantees to various contractual partners:

in EUR k	31/12/2016	31/12/2015
Land charges	1,041,033	781,522

	1,041,033	781,522

H.13	OTHER FINANCIAL OBLIGATIONS

As at the reporting date, the other financial obligations of the Group consisted of EUR k 1,842 (previous year EUR k 1,138) in future payments (net) resulting from operating leases and a purchase commitment of EUR k 5,823 (previous year EUR k 102,997) for investment property and property, plant and equipment.

The company has diverse service contracts for IT services, building cleaning, reception staff and security services with a payment obligation of EUR k 1,169 (previous year EUR k 675), as well as vehicle lease contracts for its fleet of vehicles with a payment obligation of EUR k 275 (previous year EUR k 278). There are also rental agreements on the leasing of space for archiving purposes with a payment obligation of EUR k 397 (previous year EUR k 185).

These operating leases serve the company’s ongoing business operations and are advantageous in that high investment measures and the corresponding outflow of cash are not necessary. The operating leases are not considered risky.

The expenses for minimum lease instalments in the 2016 financial year totalled EUR k 195 (previous year EUR k 213).

H.14	SHAREHOLDING LIST

As at 31 December 2016, TLG IMMOBILIEN AG holds interests in the following fully consolidated companies:

Name and registered offices of the company	Shareholding	Equity on 31/12/2016 in EUR k	Results of the 2016 financial year in EUR k
TLG Vermögensverwaltungs GmbH, Berlin i. L.	100%	75	-1
TLG FAB S.à r.l., Luxembourg	94.9%	33,665	1,986
Hotel de Saxe an der Frauenkirche GmbH, Dresden[1]	100%	22,200	1,175
TLG Sachsen Forum GmbH, Berlin[1]	100%	24,104	79
TLG Fixtures GmbH, Berlin[1]	100%	359	-1
TLG CCF GmbH, Berlin[1,2]	100%
TLG CCF S.C.S., Luxembourg[3]	100%	25,158	-3,230
TLG MVF GmbH, Berlin[1,2]	100%
TLG MVF S.C.S., Luxembourg[3]	100%	2,929	-3,328

1	According to § 264 (3) HGB, companies are exempted from their obligation to prepare financial statements.
2	Different financial year (30/06). As it was established in the 2016 financial year, it has not yet been necessary to prepare annual financial statements.
3	Financial statements for the 2014 financial year

Compared to the previous year, six companies were added to the portfolio of fully consolidated companies. For more information see sections C.2 and C.3.

The financial statements have not yet been ratified in each case. The equity and net income are based on German GAAP or local GAAP of the country in which each company is based.

The portfolio of fully consolidated companies was as follows as at 31 December 2015:

Name and registered offices of the company	Shareholding	Equity as at 31/12/2015 in EUR k	Results of the 2015 financial year in EUR k
Hotel de Saxe an der Frauenkirche GmbH, Dresden	100%	27,799	224
TLG Vermögensverwaltungs GmbH, Berlin i. L.	100%	76	-11
TLG FAB S.à r.l., Luxembourg	94.9%	32,602	1,827

H.15	SUBSEQUENT EVENTS

With the approval of the Supervisory Board, on 30 January 2017 the Management Board carried out a capital increase in exchange for cash contributions, which involved the partial utilisation of the authorised capital for 2016.

As part of the capital increase, TLG IMMOBILIEN made 6.7 m new shares available to institutional investors at an issue price of EUR 17.20 per share by means of accelerated book building. The gross proceeds were therefore around EUR 116.0 m.

The company intends to use the net proceeds from the private placement to finance its most recent and future acquisitions of German office and retail properties in line with its stated acquisition criteria, as well as for general business purposes.

The new shares are fully entitled to dividends from 1 January 2016 onwards.

H.16	DECLARATION OF COMPLIANCE UNDER §161 AKTG

The Management and Supervisory Boards have fulfilled the recommendations of the German Corporate Governance Code as set out in the corporate governance report. The declaration of compliance will be made available to the shareholders when the annual report for 2016 is published in the Investor Relations section of the company’s website www.tlg.eu.

Berlin, 10 February 2017

Peter Finkbeiner	Niclas Karoff
Member of the Management Board	Member of the Management Board

The following English-language translation of the German-language audit opinion (Bestätigungsvermerk) refers to the consolidated financial statements of TLG IMMOBILIEN AG, Berlin, prepared in accordance with International Financial Reporting Standards as adopted by the EU, and the additional requirements of German commercial law pursuant to Sec. 315a (1) HGB (“Handelsgesetzbuch”: German Commercial Code) as well as the combined management report of the company and the group, prepared on the basis of German commercial law (HGB) as of and for the fiscal year ended December 31, 2106 as a whole and not solely to the consolidated financial statements presented in this Prospectus on the preceding pages. The combined management report of the company and the group is not part of this Prospectus.

AUDIT OPINION

We have audited the consolidated financial statements prepared by TLG IMMOBILIEN AG, Berlin, comprising the statement of comprehensive income, the consolidated statement of financial position, the consolidated cash flow statement, the consolidated statement of changes in equity, and the notes to the consolidated financial statements, together with the combined management report for the Company and the Group the fiscal year from 1 January to 31 December 2016. The preparation of the consolidated financial statements and the combined management report of the company and the group in accordance with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to Sec. 315a (1) HGB [“Handelsgesetzbuch”: German Commercial Code] is the responsibility of the company’s management. Our responsibility is to express an opinion on the consolidated financial statements and on the combined management report of the company and the group based on our audit.

We conducted our audit of the consolidated financial statements in accordance with Sec. 317 HGB [“Handelsgesetzbuch”: German Commercial Code] and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the combined management report of the company and the group are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the combined management report of the company and the group are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the combined management report of the company and the group. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to Sec. 315a (1) HGB and give a true and fair view of the net assets, financial position and results of operations of the group in accordance with these requirements. The combined management report of the company and the group is consistent with the consolidated financial statements, complies with the legal requirements and as a whole provides a suitable view of the group’s position and suitably presents the opportunities and risks of future development.

Berlin, 10 February 2017

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

Kreninger	Pilawa
(German Public Auditor)	(German Public Auditor)

Consolidated Financial Statements of

TLG IMMOBILIEN AG

as of and for the year ended December 31, 2015

(prepared in accordance with IFRS)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the period from 1 January to 31 December 2015

in EUR k	Reference	01/01/2015 – 31/12/2015	01/01/2014 – 31/12/2014
Net operating income from letting activities	F.1	112,380	100,263
Income from letting activities		150,625	136,733
a) Rental income		127,392	114,776
b) Income from recharged operating costs		22,870	20,552
c) Income from other goods and services		363	1,405
Expenses relating to letting activities		-38,245	-36,469
d) Expenses from operating costs		-29,528	-27,051
e) Maintenance expenses		-6,209	-5,235
f) Other services		-2,508	-4,183
Result from the remeasurement of investment property	F.2	87,856	52,694
Result from the disposal of investment property	F.2	7,972	3,291
Result from the disposal of real estate inventory		771	7,320
a) Proceeds from the disposal of real estate inventory		848	26,119
b) Carrying amount of real estate inventory disposed		-77	-18,799
Other operating income	F.3	5,835	16,839
Personnel expenses	F.4	-12,807	-17,358
Depreciation and amortisation	F.5	-760	-1,236
Other operating expenses	F.6	-7,820	-15,717

Earnings before interest and taxes (EBIT)		193,427	146,096

Financial income	F.7	443	620
Financial expenses	F.7	-23,849	-24,308
Gain(-)/loss from the remeasurement of derivative financial instruments	F.8	-848	-2,129

Earnings before taxes (EBT)		169,173	120,279

Income taxes	F.9	-38,311	-31,629

Net income		130,862	88,650

Other comprehensive income (OCI)	E.9
thereof will not be reclassified to profit or loss
Actuarial gains/losses		35	-906
thereof will be reclassified to profit or loss
Gain/loss from remeasurement of derivative financial instruments in hedging relationship, net of taxes		1,703	-10,926

Total comprehensive income for the year		132,600	76,818

Of the consolidated net income for the period, the following is attributable to:
Non-controlling interests		242	62
The shareholders of the parent company		130,620	88,588
Earnings per share
undiluted in EUR	F.10	2.11	1.65
diluted in EUR	F.10	2.10	1.65
Of the total comprehensive income for the year, the following is attributable to:
Non-controlling interests		242	62
The shareholders of the parent company		132,358	76,756

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at 31 December 2015

Assets

in EUR k	Reference	31/12/2015	31/12/2014
A) Non-current assets		1,776,837	1,525,246
Investment property	E.1	1,739,474	1,489,597
Advance payments on investment property		14,272	5,912
Property, plant and equipment	E.2	9,827	14,140
Intangible assets	E.2	1,566	1,684
Other non-current financial assets	E.3	2,535	2,475
Other assets	E.5	9,163	8,432
Deferred tax assets	E.13	0	3,006

B) Current assets		222,624	212,754
Inventories	E.6	1,104	1,477
Trade receivables	E.4	11,911	12,552
Receivables from income taxes	E.13	2,195	9,808
Other current financial assets	E.3	883	981
Other receivables and assets	E.5	6,883	13,346
Cash and cash equivalents	E.7	183,736	152,599
Non-current assets classified as held for sale	E.8	15,912	21,991

Total assets		1,999,461	1,738,000

Equity and liabilities

in EUR k	Reference	31/12/2015	31/12/2014
A) Equity	E.9	967,874	747,964
Subscribed capital		67,432	61,302
Capital reserves		439,510	343,003
Retained earnings		469,369	354,074
Other reserves		-11,246	-12,984
Equity attributable to the shareholders of the parent company		965,065	745,395
Non-controlling interests		2,809	2,569

B) Liabilities		1,031,590	990,036
I.) Non-current liabilities		957,781	909,132
Non-current liabilities due to financial institutions	E.10	746,677	731,102
Pension provisions	E.11	8,080	8,241
Non-current derivative financial instruments	H.1	15,921	17,814
Other non-current liabilities	E.14	1,236	1,512
Deferred tax liabilities	E.13	185,867	150,463
II.) Current liabilities		73,809	80,904
Current liabilities due to financial institutions	E.10	36,011	39,345
Trade payables	E.14	14,926	13,876
Other current provisions	E.12	2,416	5,691
Tax liabilities		6,415	9,607
Other current liabilities	E.14	14,041	12,384

Total equity and liabilities		1,999,461	1,738,000

CONSOLIDATED CASH FLOW STATEMENT

for the period from 1 January to 31 December 2015

in EUR k	Reference	01/01/2015 – 31/12/2015	01/01/2014 – 31/12/2014
1. Cash flow from operating activities
Earnings before taxes		169,173	120,279
Depreciation and amortisation	E.2	760	1,236
Result from the remeasurement of investment property	F.2	-87,856	-52,694
Result from the remeasurement of derivative financial instruments	F.8	848	2,128
Increase/decrease (–) in provisions	E.12	-3,436	-8,908
Other non-cash income/expenses		1,794	-544
Gain (–)/loss from disposal of property, plant and equipment and intangible assets		-8,268	-3,537
Increase (–)/decrease in inventories	E.6	373	10,303
Financial income	F.7	-443	-620
Financial expenses	F.7	23,849	24,308
Increase (–)/decrease in trade receivables and other assets	E.4/5	10,074	-8,130
Increase/decrease (–) in trade payables and other liabilities		-1,992	-7,644

Cash flow from operating activities		104,875	76,177

Interest received		443	561
Interest paid		-22,987	-47,196
Income tax received/paid		1,583	-9,009

Net cash flow from operating activities		83,914	20,533

2. Cash flow from investing activities
Cash received from disposals of investment property		42,776	85,751
Cash received from disposals of property, plant and equipment		419	0
Cash paid for acquisitions of investment property		-205,839	-58,607
Cash paid for acquisitions of property, plant and equipment		-253	-482
Cash paid for investments in intangible assets		-195	-245
Cash received from disposals of consolidated companies and other business units		12,804	0
Cash paid/Cash received in connection with the acquisition of shares in consolidated companies (net cash flow)		0	-47,055
Cash received from disposals of joint ventures		0	100

Cash flow from investing activities		-150,288	-20,538

3. Cash flow from financing activities
Cash received from equity contributions	E.9	100,724	100,000
Cash distributions to shareholders	E.9	-15,326	-233,000
Cash received from bank loans	E.10	46,567	256,214
Repayments of bank loans	E.10	-34,453	-109,540

Cash flow from financing activities		97,511	13,674

4. Cash and cash equivalents at end of period
Change in cash and cash equivalents (subtotal of 1 to 3)		31,137	13,669
Cash and cash equivalents at beginning of period		152,599	138,930

Cash and cash equivalents at end of period		183,736	152,599

5. Composition of cash and cash equivalents
Cash		183,736	152,599

Cash and cash equivalents at end of period		183,736	152,599

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the period from 1 January to 31 December 2015

in EUR k	Reference	Subscribed capital	Capital reserves	Retained earnings	Other reserves		Non-controlling interests	Equity
					Reserve hedge accounting	Actuarial gains and losses
01/01/2014		52,000	410,248	339,939	-124	-1,028	0	801,036

Net income		0	0	88,588	0	0	62	88,650
Other comprehensive income (OCI)		0	0	0	-10,926	-906	0	-11,832

Total comprehensive income for the year		0	0	88,588	-10,926	-906	62	76,818

Changes to the basis of consolidation		0	0	0	0	0	2,507	2,507
Withdrawals from capital reserves		0	0	0	0	0	0	0
Distributions to shareholders		0	-158,546	-74,453	0	0	0	-232,999
Share capital increase		9,302	90,698	0	0	0	0	100,000
Transaction costs relating to the share capital increase, after taxes		0	-2,993	0	0	0	0	-2,993
Capital contribution in connection with share-based remunariation		0	3,596	0	0	0	0	3,596
Change during the period		9,302	-67,245	14,135	-10,926	-906	2,569	-53,071

31/12/2014		61,302	343,003	354,074	-11,050	-1,934	2,569	747,964

01/01/2015		61,302	343,003	354,074	-11,050	-1,934	2,569	747,964

Net income		0	0	130,620	0	0	242	130,862
Other comprehensive income (OCI)	E.9	0	0	0	1,703	35	0	1,739

Total comprehensive income for the year		0	0	130,620	1,703	35	242	132,601

Adjustment for non-controlling interests		0	0	0	0	0	-3	-3
Change in scope of consolidation		0	-200	0	0	0	0	-200
Dividend payment		0	0	-15,326	0	0	0	-15,326
Share capital increase	E.9	6,130	95,628	0	0	0	0	101,758
Transaction costs relating to the share capital increase, after taxes	E.9	0	-717	0	0	0	0	-717
Capital contribution in connection with share-based remunaration	E.9 + H.10	0	1,796	0	0	0	0	1,796

Change during the period		6,130	96,507	115,294	1,703	35	240	219,910

31/12/2015		67,432	439,510	469,369	-9,347	-1,899	2,809	967,874

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A.	GENERAL INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS OF TLG IMMOBILIEN AG

A.1	INFORMATION ON THE COMPANY

TLG IMMOBILIEN AG, Berlin, is an Aktiengesellschaft (stock corporation) in Germany with its headquarters at Hausvogteiplatz 12 in 10117 Berlin, entered in the commercial register of Berlin under the number HRB 161314 B, and is—together with its subsidiaries, the TLG IMMOBILIEN Group (short: TLG IMMOBILIEN)—one of the largest providers of commercial real estate in Berlin and eastern Germany.

The main activities consist of the operation of real estate businesses and businesses of all types in connection with this—in particular the management, letting, building and renovation, acquisition and sale of commercial real estate in a broader sense, in particular office space, retail properties and hotels—the development of real estate projects, as well as the rendering of services in connection with the above-mentioned business activities, either itself or via companies of which the company is a shareholder.

The annual financial statements of TLG IMMOBILIEN AG and its fully consolidated subsidiaries form the basis of the consolidated financial statements prepared for the 2015 financial year. The consolidated financial statements were finalised by the Management Board on 11 March 2016. The Supervisory Board is expected to approve the consolidated financial statements in a meeting on 29 March 2016.

Due to the given proportions of the Group companies, the consolidated financial statements are significantly influenced by TLG IMMOBILIEN AG.

A.2	PRINCIPLES OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were prepared in accordance with § 315a of the German Commercial Code (HGB), considering the supplementary regulations of German commercial law, and in conjunction with the International Financial Reporting Standards (IFRS) adopted and published by the International Accounting Standards Board (IASB), as adopted by the European Union.

The consolidated financial statements comprise the consolidated statement of comprehensive income, the consolidated statement of financial position, the cash flow statement, the changes in Group equity and the notes to the consolidated financial statements. The individual items will be explained in the appendices.

The currency of the consolidated financial statements is the euro.

Unless stated otherwise, all amounts are given in thousands of euros (EUR k). In tables and references—for reasons of calculation—there can be rounding differences to the mathematically exactly determined figures.

The financial year of TLG IMMOBILIEN AG and the included subsidiaries corresponds to the calendar year. The financial statements of the subsidiary are prepared using uniform accounting and valuation methods as at the same reporting date as the financial statements of the parent company.

The consolidated financial statements are compiled on the basis of recognising assets and debts in the statement of financial position at amortised or historical cost. However, this does not apply to investment properties or derivative financial instruments that are measured at fair value on the reporting date.

The consolidated financial statements as well as the management report on the position of the company and the Group will be published in the electronic version of the German Federal Gazette (Bundesanzeiger).

B.	NEW ACCOUNTING STANDARDS

B.1	AMENDMENTS TO ACCOUNTING AND VALUATION METHODS—AMENDED STANDARDS AND INTERPRETATIONS

In the current financial year, the company applied the following new and/or amended standards and interpretations for the first time.

IFRIC 21—Levies

IFRIC 21 provides guidance on when to recognise a liability for a levy imposed by a government due to legislative regulations (e.g. property tax). In this process, the obligating event for the recognition of a liability is identified as the activity which causes the payment according to the relevant legislation. The levies are not to be recognised in the statement of financial position until the occurrence of the obligating event. The obligating event can also occur successively over a period of time, requiring that the debt be recognised pro rata temporis.

IFRIC 21 has been applied retroactively. The application of this interpretation had no significant effects on the consolidated financial statements.

B.2	PUBLISHED BUT NOT YET MANDATORY IFRS

IFRS 9—Financial Instruments

TLG IMMOBILIEN intends to apply the new standard when it becomes mandatory. In the 2015 financial year, TLG IMMOBILIEN carried out a valuation of the effects of all three aspects of IFRS 9. This preliminary assessment is based on currently available information and is subject to change due to further, more detailed analyses or additional appropriate and reliable information that is made available to the Group in the future. Overall, TLG IMMOBILIEN does not fore- see significant effects on its statement of financial position and equity. In future, TLG IMMOBILIEN will carry out a detailed valuation in order to determine the exact extent of these effects.

IFRS 15—Revenue from Contracts with Customers

In the 2015 financial year, TLG IMMOBILIEN carried out a preliminary assessment of IFRS 15 which could possibly change in the course of further, more detailed analysis. Moreover, TLG IMMOBILIEN will observe the clarifications published in an exposure draft in July 2015 by the IASB, and will monitor the further developments.

(a)	Disposal of properties

Contracts with customers with whom the sale of properties is the only agreed service will presumably not affect the consolidated financial statements. In future, realisation from the sales will occur in accordance with IFRS 15. Until now, realisation has occurred upon the transfer of ownership, use and tax burdens. The company expects nothing to change in this regard with respect to IFRS 15.

(b)	Rendering of letting services

The Group renders letting services. The Group has come to the preliminary assessment that letting services will be rendered over a period of time, because the benefit from the service is accrued to the customer and the customer uses this benefit simultaneously. For this reason, TLG IMMOBILIEN does not expect significant effects from these service contracts.

The annual improvements to the IFRS (cycle 2011–2013) resulted in amendments to the IFRS; however, these will have no effect on the consolidated financial statements.

C.	PRINCIPLES OF CONSOLIDATION

C.1	METHODS OF CONSOLIDATION

Subsidiaries

TLG IMMOBILIEN AG and all significant subsidiaries of which TLG IMMOBILIEN AG could have direct or indirect control were included in the consolidated financial statements of the TLG IMMOBILIEN Group. Subsidiaries are fully consolidated from the time when TLG IMMOBILIEN AG gains control of them. Control is gained from the time when the following conditions have been cumulatively fulfilled for TLG IMMOBILIEN AG:

(1)	TLG IMMOBILIEN AG has power over the relevant activities of the subsidiary.

(2)	TLG IMMOBILIEN AG is subject to variable returns from this subsidiary.

(3)	TLG IMMOBILIEN AG has the ability to influence the variable returns through its power over the subsidiary.

Inclusion in the consolidated financial statements ends as soon as the parent company no longer has control.

The financial statements of the subsidiary are prepared using uniform accounting and valuation methods as at the same reporting date as the financial statements of TLG IMMOBILIEN AG.

The consolidation of capital is carried out using the acquisition method, whereby the acquisition costs at the time of acquisition are offset against the equity capital corresponding to the amount of the shareholding. In this process, the equity capital of acquired subsidiaries at the time of acquisition is determined using the acquisition method taking account of the fair value of the identifiable assets, debts and contingent liabilities, deferred taxes and the possible goodwill at this point in time.

Non-controlling interests represent the portion of the result and the net assets which is not attributable to the shareholders of TLG IMMOBILIEN AG. Non-controlling interests are disclosed separately in the consolidated statement of comprehensive income and in the consolidated statement of financial position. Disclosure in the consolidated statement of financial position occurs under equity, separately from equity subscribed to shareholders of the parent company.

All intercompany receivables and payables and income and expenses, as well as profit or loss from intercompany transactions, are eliminated.

Associated companies and joint ventures

Joint ventures and associated companies are consolidated pursuant to IAS 28 according to the equity method. In this process, the shares are initially recognised at their acquisition costs. During the subsequent consolidation, the book valuation is carried forward via the change in amount of the shareholding in the associated company or joint venture.

On the reporting date, no associated companies or joint ventures were included in the consolidated financial statements of TLG IMMOBILIEN.

For a list of shareholdings, please see section H.14.

C.2	CHANGES IN THE GROUP

Number of fully consolidated subsidiaries

	2015	2014
As at 01/01	5	4
Additions	0	1
Disposals	-2	0

As at 31/12	3	5

The change during the reporting period can be attributed to the liquidation of Verwaltungs- gesellschaft an der Frauenkirche mbH i.L., Dresden, in July 2015 and the disposal of TLG Gewerbe- park Grimma GmbH in Grimma in December 2015.

For a list of shareholdings, please see section H.14.

C.3	FINAL PURCHASE PRICE ALLOCATION OF TLG FAB S.À R.L.

There were no significant changes to the purchase price allocation disclosed in the consolidated statement of financial position for the previous year.

The effects on the assets, financial position and earnings of TLG IMMOBILIEN were not noteworthy.

D.	EXPLANATION OF ACCOUNTING AND VALUATION METHODS

D.1	INVESTMENT PROPERTY

TLG IMMOBILIEN identifies investment properties as those properties which are held with the objective of rental income and/or appreciation in value and not for its own use or sale within the framework of the typical business activities.

TLG IMMOBILIEN holds properties which are partially owner-occupied and partially occupied by third parties, i.e. rented. These mixed-use properties are entered separately in the statement of financial position as long as a legal means of partitioning the property exists and neither the owner-occupied nor the rented portion is negligible.

A transfer of properties from the portfolio of investment properties occurs if there is a change in use that is documented by the commencement of owner occupation or the commencement of development with the intention to sell.

At the time of initial recognition, the investment properties are entered in the statement of financial position with their acquisition or production costs. The properties are subsequently measured in the statement of financial position at their fair value according to the allowed alternative treatment provided for by IAS 40 in connection with IFRS 13. Pursuant to IFRS 13.9, the fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This means that the fair value generally implies the sale of an asset (the exit price). It corresponds to the (theoretical) price paid to the seller upon the (hypothetical) sale of a property on the measurement date, regardless of any company-specific intention or ability to sell the asset.

The measurement of the fair value is carried out in principle on the basis of the highest and best use of the property (“Concept of the highest and best use”; IFRS 13.27 et seq.). This implies the maximisation of the use and/or value of the property to the greatest extent technically possible, allowable by law and financially feasible.

All changes in the fair values of investment properties are recognised through profit or loss for the period.

The measurement of the fair value of the investment properties was carried out on the basis of property valuations performed by Savills Advisory Services Germany GmbH Co. KG at the end of 2015/beginning of 2016, as well as the end of 2014/beginning of 2015, as at 31 December 2015 and 31 December 2014, respectively.

As investment property, project developments are measured at their fair values so far as the fair value can be reliably measured. The fair value of properties is measured regularly upon obtaining building permits.

The market values of properties which are held over the long term for the purpose of rental income or for the purpose of realizing an appreciation in value were determined in accordance with international standards by using the discounted cash flow (DCF) method. Using this method, the market value of a property is calculated as the sum of the discounted cash flows over a planning period of ten years—chosen on the basis of past experience—plus the residual value of the property at the end of the planning period, determined on the basis of the terminal net cash flows from facility management of the property, discounted to net present value on the valuation date.

Properties with negative net cash flows (e.g. continuously vacant properties) were valued using the liquidation value method (land value less demolition and restoration expenses and, if applicable, remaining net income).

The valuation of undeveloped plots of land (in E.1 represented under the asset class “other”) was carried out using the comparable value method considering official land values of the local property value committees. Where necessary, the multiple period excess earnings method was also used to check the plausibility of land values.

Due to the limited availability of data and valuation parameters directly observable on the market, the complexity of property valuation as well as the degree of specificity of properties, the valuation at fair value of investment properties is allocated to Level 3 of the valuation hierarchy of IFRS 13.86 (valuation on the basis of significant unobservable input factors).

In particular, the following significant non-observable input factors were considered for the valuation:

•	Future rental agreements, based on the individual location, type, size and quality of the property, under consideration of the conditions of existing rental relationships, other contracts or external indicators such as normal market rents for comparable properties;

•	Estimates on vacancy rates, based on current and expected future market conditions after the expiry of existing rental relationships;

•	Discounted interest rates for the planning period of ten years reflect the current market estimations regarding uncertainty of the amount and the timing of the inflow of future cash flows;

•	Capitalisation rates, based on the individual location, type, size and quality of the property, considering market information available on the date in question;

•	Residual values, in particular based on assumptions on future maintenance and reinvestment costs, vacancy rates and normal market rents and growth rates.

D.2	PROPERTY, PLANT AND EQUIPMENT

Assets included in property, plant and equipment are recognised at their acquisition or production costs and depreciated on a straight-line basis according to their presumable useful economic life. Subsequent cost is recognized if this is associated with an increase in the useful value of the tangible asset. The useful life of an asset is reviewed annually, along with any residual value, and adjusted if necessary.

Subsidies received are deducted during calculation of the acquisition costs.

Scheduled depreciation is recorded uniformly across the Group pursuant to the following useful lives:

Useful life of property, plant and equipment

in years	2015	2014
Owner-occupied properties	50–60	50–60
Technichal equipment and machinery	8–13	8–13
Other operating and office equipment	3–13	3–13

Impairment tests are carried out on the carrying amounts of property, plant and equipment as soon as there are indicators that the carrying amount of an asset has exceeded its recoverable amount. Property, plant and equipment is removed from the books either when disposed or when no economic benefit can be expected from its continued use or sale. The gain or loss resulting from the removal of the asset from the books is recognised through net profit or loss in the consolidated statement of comprehensive income.

D.3	INTANGIBLE ASSETS

Intangible assets are capitalised at their acquisition cost. Intangible assets relate to software licences which have a finite useful life. After they are made available, the software licences are amortized over an expected useful life of three to five years.

Goodwill represents the debit difference between the acquisition costs of the shares and the fair value of the individual assets acquired and liabilities and contingent liabilities assumed.

Goodwill resulting from the allocation of the purchase price is allocated to those cash-generating units that will most likely derive value from the business combination.

Goodwill is not amortized; it undergoes an annual impairment test instead. See section D.4 for details on the premises and execution of the impairment test by TLG IMMOBILIEN.

D.4	IMPAIRMENTS OF NON-FINANCIAL ASSETS

In accordance with IAS 36, the Group carries out annual tests on intangible assets and property, plant and equipment to see whether or not unscheduled depreciation is necessary. These tests determine if there are indicators of a possible impairment. If such indicators exist, the recoverable amount is calculated for the asset in question. This corresponds to the higher of the fair value less costs of disposal or the value in use. If the recoverable amount of an asset is lower than the carrying amount, a valuation allowance is immediately carried out on the asset through net profit or loss.

In the 2015 financial year, it was not necessary to carry out an impairment test on property, plant and equipment or intangible assets with a certain useful life as no indicators of impairment existed.

For goodwill acquired through the acquisition of companies and businesses, TLG IMMOBILIEN carries out the impairment test on an annual basis at the end of the financial year and also whenever there are indicators of possible impairment.

The goodwill results exclusively from the overlap in the measured deferred tax liabilities (for temporary differences respective to real estate assets) existing at the time of initial consolidation of TLG FAB in relation to the lower fair value of the corresponding tax liabilities.

A reduction in value did not come into consideration because an overlap in temporary deferred differences compared to goodwill continues to be present.

D.5	OTHER FINANCIAL ASSETS

Generally, the Group accounts for financial assets on the trading day. Financial assets classified as Held-for-sale are measured at fair value on the reporting date or, if the fair value cannot be reliably determined, at cost.

D.6	RECOGNITION OF LEASES AS THE TENANT

Leased assets which are the economic property of the TLG IMMOBILIEN Group (finance leases in the sense of IAS 17) are capitalised under non-current assets at the lower of the present value of the lease instalments or the fair value of the leased property and undergo scheduled, straight-line depreciation. The depreciation period is the shorter of the term of the lease or useful life.

Whenever ownership of the asset transfers to TLG IMMOBILIEN at the end of the contractual term, the depreciation period corresponds to the useful life. A liability is recognised in the amount of the present value of the payment obligations arising from the future lease instalments. In subsequent periods, it is reduced by the redemption component in the lease instalments.

Leases where the TLG IMMOBILIEN Group has no economic ownership are categorised as operating leases. The expenses resulting from such contracts are recognised through profit or loss when the leased objects are used.

D.7	RECOGNITION OF LEASES AS THE LESSOR

Under IAS 17, rental agreements for the properties are to be categorised as operating leases as the significant risks and opportunities in connection with the property remain with the TLG IMMOBILIEN Group.

The income from operating leases is recognised as net operating income from letting activities in the statement of comprehensive income across the term of each contract.

D.8	INVENTORIES

Inventories includes land and buildings intended to be sold as part of the normal course of business. This can exceed a period of twelve months. Upon its acquisition, inventory is measured at historical cost. On the reporting date, inventory is measured at the lower of historical cost or net realisable value.

The net realisable value comprises the estimated sale proceeds that can be achieved in the normal course of business, less the estimated costs accrued until completion and the estimated necessary selling expenses.

See section D.22 for the treatment of borrowing costs.

D.9	RECEIVABLES AND OTHER ASSETS

Trade receivables and other assets are recognised at fair value plus transaction costs when they are first added to the statement of financial position. Subsequent measurement is at amortised cost.

Past experience and individual risk evaluations are used to factor in potential risks of default by means of reasonable valuation allowances after considering the expected net cash flows.

D.10	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash, demand deposits and other current, highly liquid financial assets with an original term of up to three months, as well as overdrafts. Exploited overdrafts are recognised in the statement of financial position under current liabilities due to financial institutions.

Deposits which are not freely disposable are recognised under financial assets if they cannot be recognised under cash and cash equivalents.

D.11	ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

The item “Assets classified as held for sale” can contain individual non-current assets as well as groups of assets (disposal groups) or business operations (discontinued operations) if a disposal is considered highly probable within the next twelve months. Furthermore, assets are only classified in line with IFRS 5 if, in their present condition, they can be immediately disposed of at a standard and acceptable price for the sale of such assets. In practice, these criteria on individual investment properties are considered met if a notarised purchase contract exists on the reporting date, even if the transfer of benefits and encumbrances is due to take place in a subsequent period.

Liabilities which are being disposed of together with the planned sale are a component of the disposal group or discontinued operation, and are also disclosed separately.

In accordance with IFRS 5, assets classified as held for sale are measured at the lower of their carrying amount or fair value. Investment property recognised under assets classified as held for sale is measured at fair value in line with IAS 40.

D.12	LIABILITIES DUE TO FINANCIAL INSTITUTIONS

When first included in the statement of financial position, liabilities due to financial institutions are recognised at fair value less the transaction costs directly linked to the loan. After initial recognition, interest- bearing loans are valued at amortised cost using the effective interest rate method. Gains and losses are recognised in the statement of financial position at the time the liabilities are written off as well as during amortisation.

Changes to the terms and conditions, such as the principal and/or interest and date of repayments will result in the recalculation of the carrying amount of the liability at net present value using the originally determined effective interest rate. The difference between this and the previous carrying amount of the liability is recognised through net profit or loss.

If changes to terms and conditions lead to significantly different contractual conditions according to IAS 39.AG 62, the original liability is treated, in accordance with IAS 39.40, as though it were completely repaid. Subsequently, a new liability is then recognised at fair value.

D.13	PENSION PROVISIONS

Pension provisions result from obligations towards employees. The pension scheme in the Group involves both defined contributions and defined benefits.

Obligations arising from defined benefit plans are measured using the projected unit credit method. This method factors in the known pensions and earned credits toward future pension payments on the reporting date, as well as the expected future increases in salaries and pensions. An actuarial valuation is carried out for each measurement date.

The Employers’ Retirement Benefits Act (BetrAVG) forms the regulatory framework in Germany; pension increases are therefore based on the inflation rate. Some commitments have a guaranteed interest rate of 1.0% p.a., in which case no other trend is recognised. TLG IMMOBILIEN bears the actuarial risks such as the longevity risk, the interest risk and the inflation risk. TLG IMMOBILIEN is not exposed to any other plan-specific risks.

Actuarial profit or loss are entered in the statement of financial position completely within the period of their origination and listed separately under other reserves in other comprehensive income. Actuarial gains and losses are not recycled through profit or loss in subsequent periods.

The amount of pension benefits promised under the defined benefit plans is based on the allowable length of service and the agreed pension component.

The interest rate effect contained in the pension expenses is recognised under interest expenses in the consolidated statement of comprehensive income. The service cost is recognised under personnel expenses.

In line with the statutory regulations, TLG IMMOBILIEN pays contributions to statutory pension schemes under defined benefit plans. The ongoing contributions are recognised under personnel expenses as social security contributions. Once the contributions are paid, the Group has no further payment obligations.

D.14	SHARE-BASED PAYMENT

As compensation for work performed, the Management Board and selected managers of the Group receive equity-settled share-based payments, which are entered in the statement of financial position in accordance with IFRS 2.

Using an appropriate valuation model, the costs of equity-settled share-based payments are valued at their fair value at the time they were granted.

Together with a corresponding increase in capital reserves, these costs are recognised in personnel expenses over the earning period.

D.15	OTHER PROVISIONS

Other provisions are formed when the TLG IMMOBILIEN Group is under a legal or constructive obligation resulting from a past event, and the outflow of resources is probable and a reliable estimation of the amount of the obligation is possible. Provisions are discounted to net present value if the time value of money is material. Effects from discounting provisions over time are recognised in interest expenses. The discount rate corresponds to a rate, before taxes, which reflects the current market expectations as well as the risks specific to the debt.

D.16	DERIVATIVE FINANCIAL INSTRUMENTS

In the TLG IMMOBILIEN Group, derivative financial instruments are used to cover interest rate risks from real estate financing. Derivative financial instruments are recognised at fair value. Changes in the fair values of the derivative financial instruments are recognised through net profit or loss, as long as there is no hedging relationship in the sense of IAS 39.

Derivative financial instruments recognised as hedging instruments cover future cash flows which are characterised by uncertainty. The TLG IMMOBILIEN Group is exposed to a risk in connection with the amount of future cash flows, especially with regard to liabilities due to financial institutions with variable interest rates. Therefore, changes to the fair value are broken down into an effective and an ineffective part. Effectiveness is determined using the dollar offset method. The effective part is the part of the measurement gain or loss which represents an effective hedge against the cash flow risk in the statement of financial position. The effective part is recognised directly to equity in other reserves (under other comprehensive income), after accounting for deferred taxes.

The ineffective part of the measurement gains and losses is included in the statement of comprehensive income and recognised under net interest.

The amounts recognised in equity are always recycled through profit or loss if results in connection with the underlying transaction start affecting net profit or loss (recognised in net interest).

If the hedging relationship is terminated prematurely, the amounts recognised in equity are recognised through net profit or loss if results in connection with the existing underlying transaction start affecting net profit or loss. If the underlying transaction ceases to exist, the amounts that are still in other comprehensive income are immediately recognised through net profit or loss.

TLG IMMOBILIEN only hedges against cash flows resulting from future interest payments.

D.17	FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of the financial instruments are determined on the basis of corresponding market values or valuation methods. For cash and cash equivalents and other current primary financial instruments, the fair values correspond approximately to the carrying amounts on the statement of financial position on the respective reporting date.

With regard to non-current receivables and other assets and liabilities, fair value is determined on the basis of the expected cash flows using the applicable reference interest rates on the reporting date. The fair values of the derivative financial instruments are calculated on the basis of the reference interest rates plus their own risks and the counterparty risk on the accounting date.

For derivative financial instruments to be recognised at their fair value, the fair value is generally calculated using the prices observed on the corresponding market and stock exchanges. If no market or stock exchange prices are available, the fair value is measured using standard valuation methods after considering instrument-specific market parameters. Fair value is calculated using the discounted cash flow method, whereby individual credit ratings and other market conditions are taken into account in the form of conventional liquidity spreads when calculating the present value.

The relevant market prices and interest rates observed on the reporting date—and obtained from recognised external sources—are used as input parameters for the valuation models when calculating the fair value of derivative financial instruments.

D.18	DETERMINATION OF FAIR VALUE

Under IFRS 13, fair value is the price obtained from selling an asset or paid for transferring a liability on the principal market or, where no principal market exists, the most advantageous market. The fair value is to be calculated using measurement parameters as inputs which are as close to the market as possible. The fair value hierarchy categorises the inputs used in valuation techniques into three levels, based on their proximity to the market:

•	Level 1: The (unadjusted) quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date

•	Level 2: Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly (i.e. the price) or indirectly (i.e. derived from the price)

•	Level 3: Measurement parameters based on unobservable inputs for the asset or liability

If the inputs used to measure fair value are categorised into different levels of the fair value hierarchy, the fair value measurement is categorised in its entirety in the level of the lowest level input that is significant to the entire measurement.

The company checks for transfers between the levels at the end of each financial year. In the 2015 financial year, just as in the previous year, there were no transfers between individual input levels.

The fair value calculation of investment property is categorised under Level 3 of the measurement hierarchy of IFRS 13.86 (measurement on the basis of unobservable input factors). We refer to the explanations on the measurement of investment property in sections D.1 and E.1. See sections D.16 and H.1 in connection with the measurement of derivative financial instruments.

In summary, the fair value hierarchy is as follows:

	Level 2	Level 3
Other non-current financial assets	x
Investment property		x
Liabilities due to financial institutions	x
Derivative financial instruments with negative fair value	x

D.19	RECOGNITION OF INCOME AND EXPENSES

Net operating income from letting activities where the property’s rental agreement or lease is classified as an operating lease is recognised on a straight line basis over the term of the contract. Rental concessions are recognised through profit or loss, under total income from letting activities, over the term of the rental agreement or lease.

Furthermore, the net operating income from letting activities contains income from the recharging of operating costs, in so far as the rechargeable costs and the amount of income can be reliably determined and the services have been rendered.

Net income from the disposal of investment property is recognised once the significant risks and opportunities associated with the property have transferred to the purchaser. The economic transfer of ownership can generally be implied once the essential ownership and operational management rights, as well as the power of disposal, have transferred to the purchaser. Turnover is not realised as long as there are still major performance obligations, yield guarantees or a right to return on the part of the purchaser.

Operating expenses are recognised through profit or loss when the service is rendered or on the date of their accrual.

Interest is recognised as income or expense on an accrual basis.

D.20	GOVERNMENT GRANTS

Government grants are recognised only when there is sufficient certainty that the grant will be received and that the entity will comply with the conditions attached to the grant. The grant is recognised as income over the period necessary to match them with the related costs they are intended to compensate on a systematic basis.

Investment subsidies are grants intended to facilitate the acquisition or creation of an asset. The TLG IMMOBILIEN Group deducts them from the historical cost of the asset. The grants are recognised pro rata by reducing depreciation over the useful life of the asset, provided that the asset is subject to scheduled depreciation.

Ongoing subsidies intended to cover maintenance and expenditure are recognised through profit or loss. They are recognised under other operating income.

The redemption loans and low-interest loans are property loans and are recognised as liabilities due to financial institutions. Both come with advantages over standard loans, such as low interest rates or interest or principal repayment holidays. They are generally recognised at their present value based on the market interest rate when they were taken out. The difference is recognised in a deferral account that is amortised to expenses from the loan repayment on a straight-line basis over the remaining term of the loan.

D.21	CURRENT AND DEFERRED TAXES

Income taxes represent the sum of current and deferred taxes.

Current tax expenses are determined on the basis of the taxable income for the year. The taxable income differs from the net income from the consolidated statement of comprehensive income due to income and expenses which are tax-deductible, untaxable or taxable in later years. The liabilities and provisions of the Group for current taxes are calculated on the basis of the current tax rates.

Deferred taxes are recognised for the differences between the carrying amounts of the assets and liabilities in the consolidated financial statements and the corresponding taxable values as part of the calculation of taxable income. Deferred tax liabilities are generally recognised for all taxable temporary differences; deferred tax assets are recognised in so far as it is likely that taxable gains exist for which the deductible temporary differences can be used. Deferred tax assets also include reductions in tax resulting in subsequent years from the expected use of existing taxable loss carryforwards (or similar items) and whose realisation is ensured with a sufficient degree of certainty. Furthermore, deferred taxes are recognised for outside basis differences if the criteria are met.

Deferred tax liabilities and claims are calculated on the basis of the tax rates (and tax legislation) which are expected to be in force when the liability is settled or the asset is realised. The tax regulations in force on the reporting date, and those passed by the German Bundestag and Bundesrat, are used as a reference. The measurement of deferred tax assets and liabilities reflects the tax consequences which would result from the way the Group expects to settle the liability or realise the asset on the reporting date.

Current or deferred taxes are recognised in profit or loss in the consolidated statement of profit or loss unless they are being recognised in connection with items of other comprehensive income or equity. In such a case, the current and deferred taxes are also recognised in other comprehensive income (OCI) or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if the Group has an enforceable legal claim to offset actual tax refund claims against its actual tax liabilities and if the deferred tax assets and liabilities concern income tax which will be collected by the same tax office and which concerns the same tax subject.

Naturally, the calculation of actual and deferred taxes is subject to certain unknown factors which require estimates and discretionary decisions. New information might become available in future periods which give the Group cause to examine the appropriateness of its judgements and estimates; such a change can affect the amount of tax liabilities and future tax expenses.

D.22	BORROWING COSTS

If qualifying assets exist, borrowing costs are capitalised when they are significant.

D.23	MAJOR ACCOUNTING JUDGEMENTS AND ESTIMATES

The application of accounting and valuation methods requires the management to make judgements and estimates which will influence the carrying amounts of the recognised assets, liabilities, income and expenses, as well as the disclosure of contingent liabilities.

However, the inherent uncertainty of these judgements and estimates could lead to events which will necessitate adjustments to the carrying amounts or disclosure of certain assets and liabilities in the future.

This applies to the following issues in particular:

•	The measurement of investment property: The expected cash flows, the presumed vacancy rate, the discount rate and the capitalisation rate in particular represent significant measurement parameters. Items are measured using the discounted cash flow method, whereby future cash flows are discounted to the reporting date. These estimates contain assumptions as to the future. Given the number of properties in question and their geographical distribution, individual measurement uncertainties generally cancel one another out statistically. The measurements are made by an external valuation expert on the basis of publicly available market data (e.g. property market reports from committees of valuation experts, data published by the institute of housing, property, urban and regional development (InWIS)) as well as on the basis of the extensive knowledge of the TLG IMMOBILIEN Group in each regional sub-market.

Please see section E.1 for more details.

Furthermore, the following general assumptions and estimates are of lesser significance:

•	For assets which are to be disposed of, the company must determine whether they can be sold in their current condition and whether their disposal can be considered highly probable in the sense of IFRS 5. If this is the case, the assets and, if necessary, their related liabilities must be recognised and measured as assets or liabilities classified as held for sale.

•	For properties, the company must determine whether they are to be classed as inventory or investment property, depending on their intended use.

•	Buildings that are being used by the owner or a third party must be recognised as separate assets according to IAS 16 and IAS 40, provided that the area used by the owner or third party is not inconsiderable.

•	The recognition and measurement of pension provisions: The provisions for pensions and similar obligations are determined using actuarial calculations. This calculation is carried out on the basis of assumptions regarding interest rates, mortality tables and future pension increases.

•	The recognition and measurement of other provisions: With regard to recognition and measurement, there is uncertainty regarding future price increases and the amount, date and probability of each provision being required.

•	Whether or not deferred tax assets can be recognised: These are recognised if it is likely that future tax advantages can be realised. The actual amount of taxable income in future financial years and the actual usefulness of deferred tax assets might deviate from expectations as at the date on which the deferred taxes were capitalised.

•	Impairment test of goodwill: An impairment test determines whether or not goodwill is impaired. The recoverable amount required for this is determined by calculating the value in use and/or the fair value. The calculation is based on a number of assumptions, for example regarding growth rates or the discount rate.

•	Share-based payment: According to IFRS 2, costs resulting from the provision of equity instruments to employees must be measured at their fair value as at the date on which they were provided. For the purposes of the estimate, the most suitable estimation method must be determined; this method is partially based on assumptions.

More detailed disclosures on estimates and assumptions can be found in the information on the individual items. All assumptions and estimates are based on the circumstances and judgements on the reporting date.

The estimate regarding future business developments also factorsd in the realistically expected future economic environment in the sectors and regions in which the TLG IMMOBILIEN Group operates. Although the management assumes that the assumptions and estimates it used are reasonable, any unforeseen changes to these assumptions can influence the assets, financial position and earnings of the Group.

D.24	SEGMENT REPORTING

The business activities of TLG IMMOBILIEN revolve around the letting and operational management of its portfolio of commercial real estate. Its business activities also involve the exploitation of market forces by acquiring and disposing of properties in order to optimise its real estate portfolio.

As part of internal reporting, these activities are allocated to the segment of letting and operational management of the company’s real estate portfolio.

Therefore, in line with the criteria of IFRS 8, a single reportable segment which encompasses the operative activities of the Group was identified. Reports on this segment are regularly submitted to the main decision-makers. The main decision-makers only determine the allocation of resources for this one segment and are responsible for monitoring its profitability. The main decision-maker of TLG IMMOBILIEN AG is the Management Board.

Revenue is generated by a large number of tenants. More than 10% of the total revenue was generated by one client. In the 2015 financial year, EUR k 18,483 (previous year EUR k 17,777) of the total revenue was attributable to this client.

E.	NOTES ON THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

E.1	INVESTMENT PROPERTY

In the 2014 and 2015 financial years, the carrying amount of investment property developed as follows:

in EUR k	2015	2014
Carrying amount as at 01/01	1,489,597	1,414,691

Acquisitions	193,634	43,082
Additions from business combinations	0	50,000
Capitalisation of construction expenses	6,743	12,320
Receipt of grants and subsidies	-3,259	0
Reclassification as assets held for sale	-38,603	-86,635
Reclassification as property, plant and equipment	0	-25
Reclassification from property, plant and equipment	3,506	3,470
Fair value adjustment	87,856	52,694

Carrying amount as at 31/12	1,739,474	1,489,597

The portfolio strategy of TLG IMMOBILIEN stipulates the concentration on the asset classes of retail and office, as well as hotels with long-term leases in certain top inner-city locations, in particular Berlin and Dresden. Although the office property portfolio is to be largely limited to Berlin, Dresden, Leipzig and Rostock, the retail property portfolio—which is characterised by grocery stores—is more widely distributed. Decisions on acquisitions, sales and pending investments are subject to the stated principles of the portfolio strategy.

In line with its growth strategy, in 2015 TLG IMMOBILIEN more than doubled its volume of acquisitions from EUR k 93,082 in the previous year to EUR k 193,634. Following the disposal only of office properties in 2014, 86% of the acquisitions in 2015 were retail properties. In addition to two office properties in Dresden (Ferdinandplatz 1 – 2) and Rostock (Doberaner Strasse 114 – 116/Lohmühlenweg 1, 2), three neighbourhood shopping centres in Berlin (Adlergestell 296, 299 – 305) and the surrounding area (“Bahnhofs-Passage” in Bernau and “Handelscentrum” in Strausberg) and two special retail centres in Rostock (“Südstadt Center” incl. “Kosmos”) and Wismar (“Burgwallcenter”) were added to the portfolio of TLG IMMOBILIEN.

The capitalisation of construction expenses totalling EUR k 6,743 (previous year EUR k 12,320) accounts for 89% of the core portfolio of TLG IMMOBILIEN. The decrease compared to the previous year is due to the decline in project development work.

The EUR k 38,603 (previous year EUR k 86,635) in reclassifications as assets held for sale is due to strategic disposals from the portfolio. Reclassifications from property, plant and equipment totalling EUR k 3,506 (previous year EUR k 3,470) reflect the decrease in lettable area used by TLG IMMOBILIEN so that it can now be rented out.

Encouraged by the consistently positive market developments in 2015, the fair value was significantly adjusted to EUR k 87,856 (previous year EUR k 52,694), relating to around 90% of the core portfolio of TLG IMMOBILIEN, of which 21% is attributable to acquisitions made in 2014 and 2015. The reclassifications as assets held for sale also include all disposals made during the year which are reclassified before being disposed of as assets held for sale.

As at 31 December 2015, the fair values of investment property differed depending on the measurement method as well as by asset class as follows. Prepayments made on these properties are not included here; they are recognised separately on the statement of financial position.

Portfolio overview by asset class

in EUR k	Investment properties	Discount rate			Capitalisation rate
	in EUR k	Min. in %	Max. in %	Average (weighted by gross present value) in %	Min. in %	Max. in %	Average (weighted by net selling price) in %
Investment properties as at 31/12/2015

Valuation method: discounted cash flow (DCF)
Retail properties	867,600	3.50	15.00	5.66	5.25	33.00	7.56
Office properties	597,395	4.00	7.60	4.96	4.00	15.00	6.43
Hotel properties	207,565	4.50	5.00	4.65	6.00	6.25	6.05
Other properties	54,620	4.25	11.00	6.69	4.25	17.50	8.77
Total (DCF method)	1,727,179	3.50	15.00	5.33	4.00	33.00	6.99

Valuation method: liquidation method (LM)
Retail properties	4,540	4.50	5.00	4.52
Office properties	230	7.50	7.50	7.50
Other properties	7,525	4.75	9.50	4.89
Total (liquidation method)	12,295	4.50	9.50	4.80

Total	1,739,474

Effective rent multiplier	13.52

Portfolio overview by asset class

in EUR k	Investment properties	Discount rate			Capitalisation rate
	in EUR k	Min. in %	Max. in %	Average (weighted by gross present value) in %	Min. in %	Max. in %	Average (weighted by net selling price) in %
Investment properties as at 31/12/2014

Valuation method: discounted cash flow (DCF)
Retail properties	663,347	3.75	15.00	6.09	5.50	33.00	8.12
Office properties	547,145	4.00	12.00	5.26	4.00	15.00	6.86
Hotel properties	191,415	4.75	6.00	5.09	6.25	6.50	6.46
Other properties	69,887	3.75	12.00	7.00	4.00	25.00	10.92
Total (DCF method)	1,471,794	3.75	15.00	5.68	4.00	33.00	7.54

Valuation method: liquidation method (LM)
Retail properties	5,740	4.75	4.75	4.75
Office properties	230	7.50	7.50	7.50
Other properties	11,833	5.00	9.50	5.58
Total (liquidation method)	17,803	4.75	9.50	5.34

Total	1,489,597

Effective rent multiplier	12.58

As at 31 December 2015, the fair value of investment properties amounted to a total of EUR k 1,739,474 (previous year EUR k 1,489,597). At EUR k 1,533,381, the properties which were in the portfolio on 1 January as well as 31 December 2015 (base portfolio with no acquisitions or reclassifications from 2015) represented 88.2% of its value as at 31 December 2015.

The 5.0% change in the value of properties which were in the portfolio on 1 January as well as 31 December 2015 (base portfolio) compared to 31 December 2014 is based on positive market developments in Berlin in particular, as well as on a reduction in the EPRA Vacancy Rate and the continuous increase in effective rent. Regarding the strategic 95.9% of the base portfolio (previous year 94.0%), the change in value was 5.1% (previous year 2.0%). Regarding the non-strategic portfolio, the change in value was 3.1% (previous year 8.1%). The positive development of the value of the non-strategic portfolio is due in particular to the development of the value of development land in Dresden and the prolongation of a rental agreement for a commercial property with a single tenant.

No significant changes were made to the measurement methods and models during the reporting period.

The fair value calculation by the independent expert was based on the following rental data on each reporting date:

Portfolio overview by asset class

	Investment properties in EUR k	EPRA Vacancy Rate in %	Average effective rent[1] in EUR/sqm	Proportion of temporary rental agreements in %	WALT temporary rental agreements in years
Investment properties as at 31 December 2015

Valuation method: discounted cash flow (DCF)
Retail properties	867,600	1.4	9.86	97.5	5.9
Office properties	597,395	5.7	9.56	92.9	5.1
Hotel properties	207,565	1.0	14.16	99.0	15.2
Other properties	54,620	6.1	4.51	89.9	8.4
Total (DCF method)	1,727,179	3.0	9.60	95.9	6.7

Valuation method: liquidation method (LM)
Retail properties	4,540	0.0	2.69	100.0	0.9
Office properties	230	0.0		0.0	0.0
Other properties	7,525	0.0	1.54	55.5	0.7
Total (liquidation method)	12,295	0.0	2.48	89.9	0.9

Total	1,739,474	3.0	9.52	95.8	6.7

Investment properties as at 31 December 2014

Valuation method: discounted cash flow (DCF)
Retail properties	663,347	1.1	9.72	97.6	6.9
Office properties	547,145	7.0	9.39	91.9	5.6
Hotel properties	191,415	1.1	13.85	99.3	16.1
Other properties	69,887	10.1	3.49	78.8	5.9
Total (DCF method)	1,471,794	3.9	8.50	94.1	7.4

Valuation method: liquidation method (LM)
Retail properties	5,740	0.0	2.56	100.0	1.5
Office properties	230	0.0	0.00	0.0	—
Other properties	11,833	0.0	2.65	80.2	2.1
Total (liquidation method)	17,803	0.0	2.66	87.9	1.8

Total	1,489,597	3.9	8.41	94.1	7.4

1	Effective rent per sqm of rented space, including owner occupancy by TLG IMMOBILIEN AG as at the reporting date, with no rental agreements starting in the future

As at 31 December 2015, investment property had an average EPRA Vacancy Rate of 3.0% (previous year 3.9%). The future development of the EPRA Vacancy Rate is based on the location and characteristics of each property. With regard to retail and hotel properties, we generally expect the vacancy rates to remain as low as at 31 December 2015. We expect the EPRA Vacancy Rate to decrease for office properties and not to change significantly for miscellaneous properties.

At 9.52 EUR/sqm (previous year 8.41 EUR/sqm), the average effective rent (including owner occupancy by TLG IMMOBILIEN AG) increased by 13.2%, partly due to the disposal of commercial properties with particularly low average rents. The breakdown by dates does not factor in concluded rental agreements which come into effect after the reporting date. The further development of rents was forecast on the basis of individual assumptions in the planning period. Rent from existing rental agreements was distinguished from rent from new rental agreements due to expected fluctuations. In the detailed planning period, the market rent increases at an individually determined rate on an annual basis. Overall, we expect rents in the planning period to increase moderately. At 6.7 years, the WALT (weighted average lease term) is lower than its 7.4 years in the previous year.

As at the reporting date, TLG IMMOBILIEN continues to assume that future fluctuations in fair value will largely not be the result of factors lying within the discretionary power of TLG IMMOBILIEN. Essentially, these include the discount and capitalisation rates used as part of the measurement.

In addition to the calculation of market value, a sensitivity analysis was carried out to model a change in the discount and capitalisation rates. If the discount and capitalisation rates on which the measurement of the properties was based increased or decreased by 0.5 percentage points, the following values would result on 31 December 2015:

Investment properties—sensitivity analysis

in EUR k	Capitalisation rate	Discount rate
		-0.5%	0.0%	+0.5%
31/12/2015
Valuation method: discounted cash flow (DCF)
	-0.5%	1,879,739	1,810,449	1,744,359
	0.0%	1,792,109	1,727,179	1,664,739
	+0.5%	1,718,309	1,656,559	1,597,299
Valuation method: liquidation method (LM)[1]
	0.0%	12,498	12,295	12,103

Total[1]
	-0.5%	1,892,237	1,822,744	1,756,462
	0.0%	1,804,607	1,739,474	1,676,842
	+0.5%	1,730,807	1,668,854	1,609,402

31/12/2014
Valuation method: discounted cash flow (DCF)
	-0.5%	1,592,354	1,534,764	1,479,934
	0.0%	1,525,984	1,471,794	1,419,944
	+0.5%	1,469,524	1,417,454	1,368,024
Valuation method: liquidation method (LM)[1]
	0.0%	18,020	17,803	17,680

Total[1]
	-0.5%	1,610,374	1,552,567	1,497,614
	0.0%	1,544,004	1,489,597	1,437,624
	+0.5%	1,487,544	1,435,257	1,385,704

1	No sensitivity analysis of the capitalisation rate is performed when using the liquidation method

With regard to a change in the other key input parameters and their effect on fair value, the qualitative sensitivities are as follows: An increase in rental income will cause the value of investment property to increase. Likewise, an increase in residual value will cause the value of the properties to increase. An increase in the EPRA Vacancy Rate will cause the property value to decrease.

The following receivables from minimum lease payments are expected in the next few years on the basis of the agreements in effect as at 31 December 2015:

in EUR k	31/12/2015	31/12/2014
Due within 1 year	121,764	110,144
> 1 to 5 years	371,992	345,522
> 5 years	332,248	366,733

Total	826,004	822,399

In the 2015 financial year, contingent rents in the amount of EUR k 139 (previous year EUR k 162) were collected.

The majority of investment property is encumbered with collateral rights for loans. The properties are generally freely disposable. Financed properties are normally secured by mortgages and are the subject of assignments of rights and claims arising from sales contracts. If a property is sold, the finance arrangement is dissolved by means of an unscheduled repayment if necessary.

E.2	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Property, plant and equipment and intangible assets developed as follows:

in EUR k	Owner- occupied properties	Technical equipment and machinery	Operating and office equipment	Intangible assets	Goodwill	Total
2015
Historical cost
as at 01/01/2015	13,834	4,767	5,611	7,307	1,164	32,683
Additions	115	42	96	195	0	448
Reclassifications (IAS 40)	-3,506	0	0	0	0	-3,506
Disposals	0	3,942	2,088	0	0	6,030
as at 31/12/2015	10,443	867	3,619	7,502	1,164	23,595

Cumulative depreciation and amortisation
as at 01/01/2015	913	4,045	5,114	6,787	0	16,859
Additions	185	126	135	313	0	759
Disposals	0	3,580	1,837	0	0	5,417
as at 31/12/2015	1,098	591	3,412	7,100	0	12,201

Net carrying amount as at 31/12/2015	9,344	276	207	402	1,164	11,394

2014
Historical cost
as at 01/01/2014	17,103	2,728	5,769	7,098	0	32,698
Additions	201	167	114	245	1,164	1,891
Reclassifications (IAS 40)	-3,470	1,944	1	0	0	-1,525
Disposals	0	72	273	36	0	381
as at 31/12/2014	13,834	4,767	5,611	7,307	1,164	32,683

Cumulative depreciation and amortisation
as at 01/01/2014	639	2,023	5,175	6,226	0	14,063
Additions	274	155	210	597	0	1,236
Reclassifications (IAS 40)	0	1,903	0	0	0	1,903
Disposals	0	36	271	36	0	343
as at 31/12/2014	913	4,045	5,114	6,787	0	16,859

Net carrying amount as at 31/12/2014	12,921	723	497	520	1,164	15,824

Due to a decrease in owner-occupied area in 2015, the owner-occupied properties measured according to IAS 16 were reclassified as investment property.

E.3	OTHER FINANCIAL ASSETS

Other financial assets are subdivided as follows:

in EUR k	31/12/2015	31/12/2014
Other loans	2,535	2,475
Restricted bank desposits	545	652
Sundry other financial assets	338	328

Total	3,418	3,456

The bank balances subject to restrictions are primarily cash balances used to cover bank guarantees that have been issued.

Other loans are non-current. The remaining items of other financial assets are current.

E.4	TRADE RECEIVABLES

The following table gives an overview of the Group trade receivables:

in EUR k	31/12/2015	31/12/2014
Trade receivables, gross	15,585	18,201
Allowances	-3,673	-5,650
Trade receivables, net	11,911	12,552
of which from letting activities	3,969	4,167
of which from disposal of properties	7,761	7,019
of which other trade receivables	181	1,365

All trade receivables are current.

For the development of valuation allowances and the collateral received, please see section H.1.

E.5	OTHER RECEIVABLES AND ASSETS

Other receivables and assets can be broken down as follows:

in EUR k	31/12/2015	31/12/2014
Accruals and deferrals	2,609	2,936
Receivables from other taxes	202	95
Prepayments	15	16
Accruals and deferrals from rental incentives granted	9,539	8,432
Receivables from recharged IPO costs	0	9,800
Sundry other assets	3,681	499

Total	16,047	21,778

The accruals and deferrals include negative starting values of interest rate derivative financial instruments which are reversed over the term of the hedging instrument.

The accruals and deferrals from rental incentives essentially comprise rent-free periods and subsidies for original hotel equipment.

The other assets essentially comprise receivables from investment subsidies.

Of the other receivables and assets, EUR k 6,883 (previous year EUR k 13,346) is current; the rest is non-current.

E.6	INVENTORIES

Inventories are subdivided as follows:

in EUR k	31/12/2015	31/12/2014
Land with completed buildings	412	412
Undeveloped land	692	1,065

Total	1,104	1,477

More information on the real estate inventory can be found in the table below:

in EUR k	2015	2014
Real estate inventory recognised as expenses in the reporting period	77	18,799
Real estate inventory with a term of more than 1 year	1,046	1,477

E.7	CASH AND CASH EQUIVALENTS

As at the measurement dates, cash and cash equivalents are represented as follows:

in EUR k	31/12/2015	31/12/2014
Bank balances	183,731	152,590
Cash on hand	5	10

Total of cash and cash equivalents	183,736	152,599

Bank balances are subject to variable interest rates for callable loans. Short-term deposits are made for various time periods of up to three months.

E.8	ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

According to IFRS 5, only assets which the company has decided to dispose of by each reporting date, the disposal of which is to be considered highly likely within twelve months of the decision being made and for which active attempts at marketing have been initiated, can be recognised under assets held for sale as at 31 December 2015 as well as in the previous year.

The carrying amount of the assets held for sale and of the related liabilities developed as follows:

in EUR k	2015	2014
Carrying amount as at 01/01	21,991	17,817
Reclassification from investment property	38,603	86,635
Disposal through the sale of land and buildings	-44,682	-82,460

Carrying amount as at 31/12	15,912	21,991

The result from the disposal of assets held for sale is recognised in the statement of comprehensive income under the result from the disposal of investment property.

E.9	EQUITY

As at the reporting date, the subscribed capital of the company was EUR k 67,432 (previous year EUR k 61,302). The share capital is fully paid in. There are no different classes of share.

Following the capital increase in exchange for cash contributions on 17 November 2015, the company’s share capital of EUR k 61,302, divided into 61,302,326 registered ordinary shares with a theoretical par value of EUR 1.00, was increased by EUR k 6,130 to EUR k 67,432 by the issue of 6,130,000.00 no-par bearer shares. The shares issued in November 2015 have a theoretical par value of EUR 1.00 and entitlement to dividends from 1 January 2015.

The capital reserve amounts to EUR k 439,510 (previous year EUR k 343,003). The changes (EUR k 96,507) are essentially due to a contribution of EUR k 95,628 to the capital reserve as part of the capital increase and a contribution of EUR k 1,796 to the capital reserve from share-based payment.

The retained earnings of the Group increased by EUR k 115,295 to EUR k 469,369 (previous year EUR k 354,074). This was due to the net income of EUR k 130,620 attributable to the shareholders of the parent company, as well as the payment of a dividend totalling EUR k 15,326 to the shareholders during the financial year, which corresponds to EUR 0.25 per no-par value share entitled to the dividend.

The accumulated other reserves comprise actuarial gains and losses of EUR k 1,899 (previous year EUR k 1,934) and accumulated fair value adjustments of derivative financial instruments in cash flow hedges of EUR k 9,437 (previous year EUR k 11,050).

The deferred taxes are distributed under accumulated other reserves as follows:

in EUR k	Before deferred taxes	Deferred taxes	After deferred taxes
01/01/2015 – 31/12/2015
Fair value adjustments for interest rate derivatives in cash flow hedges	2,508	-805	1,703
Actuarial gains and losses	50	-15	35

01/01/2014 – 31/12/2014
Fair value adjustments for interest rate derivatives in cash flow hedges	-15,800	4,874	-10,926
Actuarial gains and losses	-1,310	404	-906

E.10	LIABILITIES DUE TO FINANCIAL INSTITUTIONS

Liabilities due to financial institutions have changed due to scheduled and unscheduled repayments and due to refinancing.

Loans were valued at EUR k 46,567 in the 2015 financial year (previous year EUR k 256,214). Due to the cash flow from the IPO in the 2014 financial year, a considerably lower amount of capital was borrowed.

Essentially, two loans loan totalling EUR k 14,919 (previous year EUR k 17,681)—which mature in 2016—and the repayments to be made in 2016 were recognised as payable within one year as at 31 December 2015.

The liabilities were generally secured by the provision of in rem collateral, an assignment of rights arising from rental agreements and the pledging of shareholdings. Generally, the over- whelming majority of the properties in the portfolio serve as collateral.

Liabilities due to financial institutions have the following remaining terms:

in EUR k	31/12/2015	31/12/2014
Due within 1 year	36,011	39,345
Due after more than 1 year	746,677	731,102

E.11	PENSION PROVISIONS

There are pension obligations towards former executives and managing directors who began working for the company between 1991 and 2001.

As at 31 December 2015, EUR k 3,465 of the present value of the performance obligation was attributable to the group of former scheme members and EUR k 4,615 was attributable to the group of pensioners and their surviving dependents. The average term of the commitments to the managing directors is 14.43 years. The company expects payments of EUR k 270 to be made under pension schemes in 2016 (previous year EUR k 256).

The pension provisions for defined benefit plans are calculated on the basis of actuarial assumptions in accordance with IAS 19. The following parameters were applied in the financial years:

in %	2015	2014
Discount rate	2.00	1.80
Rate of pension progression[1]	2.00	2.00

1	Some commitments have a guaranteed interest rate of 1% p.a., in which case no other trend is recognised.

The 2005G mortality tables published by Dr Klaus Heubeck were used for the biometric assumptions.

For the defined benefit plans, the expenses in the financial years are broken down as follows:

in EUR k	2015	2014
Service cost	0	34
Interest expense	146	211

Total	146	245

The present value of the pension obligations developed as follows in the corresponding periods:

in EUR k	2015	2014
Present value of the obligations as at 01/01	8,241	6,931
Current service cost	0	34
Interest expense	146	211
Pension payments rendered by the employer directly	-257	-245
Actuarial gains/losses	-50	1,310

Present value of the obligations as at 31/12	8,080	8,241

The actuarial loss resulting from the adjustment of the discount rate was recognised in other comprehensive income (OCI). Of this amount, a gain/loss of EUR k 183 (previous year EUR k -81) is attributable to adjustments made in the current year based on past experience and a gain/loss of EUR k -233 (previous year EUR k 1,391) is attributable to changes to financial assumptions. Overall, the accumulated other reserves comprise actuarial losses of EUR k 2,747 (previous year EUR k 2,797).

Expenses of EUR k 642 (previous year EUR k 880) for defined contribution plans arose in the current year. These essentially consist of contributions to the statutory pension scheme.

Based on the obligations accounted for on the reporting dates, a change to the individual parameters would have had the following impact on the present value of the obligation if the other assumptions had remained constant.

Sensitivity analysis

	Change to the assumption in %	Increase in the assumption in EUR k	Decrease in the assumption in EUR k
2015
Discount rate	1.00	7,050	9,355
Rate of pension progression[1]	0.50	8,484	7,710

2014
Discount rate	1.00	7,137	9,618
Rate of pension progression[1]	0.50	8,656	7,861

1	Some commitments have a guaranteed interest rate of 1% p.a., in which case no other trend is recognised.

Increases and decreases in the discount rate, pension trends or mortality do not cause the same absolute amount of difference in the calculation of the pension obligations. If several assumptions are changed at once, the total amount does not necessarily have to correspond to the sum of the individual effects resulting from the changes to the assumptions. Furthermore, the sensitivities only reflect a change to the pension obligations for the specific magnitude of each change to the assumptions (e.g. 0.5%). If the magnitude of the change is different to that assumed, this will not necessarily have a linear impact on the amount of the pension provisions.

E.12	OTHER PROVISIONS

The other provisions developed as follows in the financial year:

in EUR k	01/01/2015	Contribution	Utilisation	Release	Other change	31/12/2015
Provisions for litigation risks	5,084	68	-1,634	-1,515	-49	1,953
Sundry other provisions	607	24	-167	-2	0	462

Total	5,691	92	-1,801	-1,517	-49	2,416

In the 2015 financial year, the settlement of legal disputes in connection with the reclaiming of subsidies by a public bank caused a significant reduction in the provisions for litigation risks. The other provisions for litigation risks concern the risks of losing ongoing court proceedings and were formed to match the expected claims.

E.13	DEFERRED TAXES

The deferred tax assets and liabilities result from the following temporary differences and taxable loss carryforwards:

	31/12/2015		31/12/2014
in EUR k	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Investment property and owner-occupied property	0	193,710	2,873	162,197
Property, plant and equipment	478	0	590	0
Intangible assets	41	0	49	0
Other assets	1,948	3,021	2,696	2,805
Pension provisions	1,157	0	1,224	0
Other provisions	0	0	56	12
Financial liabilities	4,888	1,037	5,481	1,196
Other liabilities	1,316	1,327	1,126	774

Total temporary differences	9,827	199,095	14,095	166,983

Loss carryforwards	3,581	0	5,431	0
OBD	0	180	0	0

Total deferred taxes before offsetting	13,408	199,275	19,526	166,983

Offsetting	13,408	13,408	16,520	16,520

Disclosure after offsetting	0	185,867	3,006	150,463

The deferred tax assets and liabilities before offsetting are expected to be realised as follows:

in EUR k	31/12/2015	31/12/2014
Deferred tax assets
realised after more than 12 months	10,915	16,169
realised within 12 months	2,493	3,357

Total of deferred tax assets	13,408	19,526

Deferred tax liabilities
realised after more than 12 months	197,704	165,987
realised within 12 months	1,571	996

Total deferred tax liabilities	199,275	166,983

The sum of temporary differences associated with investments in subsidiaries and interests in joint ventures which will not be reversed in the foreseeable future in the sense of IAS 12.39 and for which no deferred taxes were recognised amounts to EUR k 0 (previous year EUR k 468).

In the financial year, deferred tax liabilities of EUR k 180 were formed for outside basis differences for the first time.

E.14	LIABILITIES

The liabilities are classified as follows:

in EUR k	31/12/2015	31/12/2014
Trade payables	14,926	13,876
Total other liabilities	15,277	13,896
Liabilities to employees	1,791	3,806
Prepayments received	7,270	3,183
Other taxes	1,492	1,364
Investment grants	1,512	1,788
Liabilities to tenants	910	858
Sundry other liabilities	2,302	2,896

Total liabilities	30,203	27,772

The liabilities have the following remaining terms:

in EUR k	31/12/2015	31/12/2014
Up to 1 year	28,967	26,260
1 – 5 years	738	984
More than 5 years	497	528

	30,203	27,772

The significant decrease in liabilities to employees is essentially due to the payment of severance packages.

The prepayments received concern the disposal of properties.

The investment grants comprise received subsidies which are realised pro rata in net profit or loss over the term of the rental agreement. Of the EUR k 1,512 in investment subsidies, EUR k 1,236 is long-term.

Liabilities to tenants include credit differences between the annual invoices for service charges and the excess provisional payments by tenants.

F.	NOTES ON THE CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

F.1	NET OPERATING INCOME FROM LETTING ACTIVITIES

As expected, in the 2015 financial year income from letting activities increased significantly (by EUR k +13,892), essentially due to the acquisition of new properties.

The development of expenses related to letting activities stands in direct correlation with the revenue and increased slightly.

F.2	RESULT FROM THE REMEASUREMENT/DISPOSAL OF INVESTMENT PROPERTY

The result from the remeasurement of investment property remained positive, due mainly to the persistently favourable market conditions in the 2015 financial year. The change in value was driven primarily by the positive market trends, the falling EPRA Vacancy Rate and the continuous growth in effective rents.

Measurement gains of EUR k 7,159 and disposal proceeds of EUR k 7,972 are attributable to the properties for which a notarised purchase contract was concluded in the financial year. The disposal proceeds are essentially attributable to three properties.

See section E.1 for more details.

F.3	OTHER OPERATING INCOME

Other operating income developed as follows in the reporting periods in 2015 and 2014:

in EUR k	01/01/2015 – 31/12/2015	01/01/2014 – 31/12/2014
Reversal of allowances	1,306	1,867
Insurance indemnification	1,609	1,737
Income from the disposal of subsidiaries	618	117
TAG/TLG WOHNEN agency contract	30	640
Tenant maintenance contribution	258	503
Subsidies for environmental and contaminated land remediation	69	136
Income from previous years	1,064	431
Income from recharged IPO costs	31	9,800
Sundry other income	850	1,608

Total	5,835	16,839

Other operating income declined as a whole in the 2015 financial year. In the previous year, charging significant IPO-related expenses to the shareholder was one of the key drivers of other operating income.

The subsidies for environmental and contaminated land remediation were provided by national institutions as reimbursements of expenses incurred.

F.4	PERSONNEL EXPENSES

Personnel expenses were as follows in the 2015 and 2014 financial years:

in EUR k	01/01/2015 – 31/12/2015	01/01/2014 – 31/12/2014
Salaries	7,698	10,199
Social security contributions and pension expenses	1,220	1,879
Bonuses	1,422	1,188
Severance packages	670	496
Share-based payment components under IFRS 2	1,796	3,596

Total	12,807	17,358

The decrease in expenses for salaries and social security contributions was attributable primarily to the decline in the employee headcount in connection with the restructuring measures.

Expenses for share-based remuneration components for employees under IFRS 2 were recognised for the first time in the 2015 financial year. See also section H.10.

F.5	DEPRECIATION, AMORTISATION AND IMPAIRMENTS

Depreciation, amortisation and impairments developed as follows in the financial year and in the comparative period:

in EUR k	01/01/2015 – 31/12/2015	01/01/2014 – 31/12/2014
Amortisation of intangible assets	313	597
Depreciation of land, land rights and buildings	185	274
Depreciation of technical equipment and machinery	126	155
Depreciation of other equipment and office and operating equipment	135	210

Total	760	1,236

F.6	OTHER OPERATING EXPENSES

Other operating expenses were recognised as follows in the 2015 and 2014 financial years:

in EUR k	01/01/2015 – 31/12/2015	01/01/2014 – 31/12/2014
Impairments of receivables	665	1,828
Consultancy and audit fees	2,412	10,924
General IT and administrative expenses	1,930	1,729
Ancillary office costs	836	767
Corporate advertising	881	526
Vehicle and travel expenses	443	462
Other taxes	0	279
Other	1,828	1,521
Reversal of provisions/liabilities	-1,174	-2,318

Total	7,820	15,717

The decrease in the impairments of receivables is essentially the result of a lower need to create valuation allowances for rent receivable and receivables from the disposal of properties.

The decrease in consultancy and audit fees is related primarily to the costs of the IPO in the previous year.

The item “Other” essentially comprises losses from impairments of property, plant and equipment, the costs of further training and utilisation costs.

Reversal of provisions/liabilities contains accrued invoices and provisions from the previous year for other expenses which proved to be less costly than anticipated. These predominantly concern a legal dispute regarding the repayment of subsidies by a public financial institution.

F.7	NET INTEREST

Net interest is broken down as follows:

in EUR k	01/01/2015 – 31/12/2015	01/01/2014 – 31/12/2014
Interest income from bank balances	-128	-353
Interest income late payment penalties and waivers	-190	-227
Other interest income	-125	-40

Total interest and similar income	-443	-620

Interest expenses for interest rate derivatives	4,221	4,025
Interest on loans	17,974	18,035
Interest expense from pension provisions	146	211
Other interest expenses	1,508	2,037

Total interest and similar expenses	23,849	24,308

Net interest expenses	23,406	23,688

F.8	GAIN/LOSS FROM THE REMEASUREMENT OF DERIVATIVE FINANCIAL INSTRUMENTS

In the 2015 financial year, there were expenses of EUR k 848 from marking derivative financial instruments to market (previous year EUR k 2,129).

The expenses from fair value adjustments in 2015 are due essentially to partial ineffectiveness in hedges for derivative financial instruments.

The value from the previous year (2014) is primarily the result of interest derivative financial instruments that were reversed in that period.

F.9	INCOME TAXES

The tax expense/income can be broken down as follows:

in EUR k	01/01/2015 – 31/12/2015	01/01/2014 – 31/12/2014
Current income tax	8,135	1,548
Prior-period income taxes	-4,407	-35,378
Deferred taxes	34,583	65,459

Tax expense/income	38,311	31,629

The expense of EUR k 4,407 recorded in 2015 from income taxes for other periods resulted essentially from the release of a provision that was formed in previous years for an audit that has since been completed, as well as from other effects relating to other periods.

The expected (notional) expenses for income taxes can be reconciled to the income taxes reported in the statement of comprehensive income as follows:

in EUR k	01/01/2015 – 31/12/2015	01/01/2014 – 31/12/2014
IFRS earnings before taxes	169,173	120,279

Group tax rate in %	30.70	30.77

Expected income taxes	51,936	37,010

Trade tax add-backs and deductions	409	209
Changes in tax rate in the financial year	-327	0
Deviating tax rates for subsidiaries	-780	-347
Actual taxes in previous years	-4,407	2,516
Deferred taxes for previous years	-8,081	-5,599
Tax-free income	-1,215	-3,003
Non-deductible operating expenses	196	1,091
Other tax effects	579	-248

Effective income taxes in the statement of comprehensive income	38,311	31,629

Effective tax rate in %	22.65	26.30

The tax rate used to calculate the income tax computation is based on the current and—given the current legal situation—future corporate income tax rate of 15.0% (previous year 15.0%) and the solidarity contribution of 5.5% (previous year 5.5%) of the defined corporation tax less any credit. The trade tax multiplier for Berlin and the regions in which TLG IMMOBILIEN has business premises is 425% for the financial year (previous year 427%). Considering the multiplier and the base amount of trade tax of 3.5% (previous year 3.5%), the trade tax rate is therefore 14.875% (previous year 14.945%).

The domestic tax rate on which the calculated deferred taxes and expected (notional) tax expenses of the Group are based was therefore 30.70% in the reporting year (previous year 30.77%).

The deferred tax assets and liabilities before offsetting developed as follows as at the reporting date:

in EUR k	01/01/2015 – 31/12/2015	01/01/2014 – 31/12/2014
Deferred tax assets at the start of the reporting year	19,526	11,927
Change (in net profit or loss)	-2,292	1,881
Change recognised in equity	-820	5,278
Change due to basis of consolidation	-3,006	441

Deferred tax assets at the end of the reporting year	13,408	19,526

Deferred tax liabilities at the start of the reporting year	166,983	96,519
Change (in net profit or loss)	32,292	67,339
Change due to basis of consolidation	0	3,125

Deferred tax liabilities at the end of the reporting year	199,275	166,983

Deferred tax assets which are recognised directly to equity result from actuarial losses for pension obligations, hedge accounting reserves and the costs of the capital increase transaction.

For more details on deferred taxes, see section E.13.

F.10	EARNINGS PER SHARE

The earnings per share are calculated by dividing the net income/loss for the period attributable to the shareholders by the weighted average number of ordinary shares in circulation within the reporting period.

	01/01/2015 – 31/12/2015	01/01/2014 – 31/12/2014
Net income attributable to the shareholders in EUR k	130,620	88,588
Average weighted number of shares issued in thousand[1]	62,041	53,794

Undiluted earnings per share in EUR	2.11	1.65

Potential diluting effect of share-based payment in thousand	58	13
Number of shares with a potential diluting effect in thousand	62,099	53,806

Diluted earnings per share in EUR	2.10	1.65

1	Before the company became an Aktiengesellschaft (stock corporation) on 5 September 2014, it was a limited liability company (GmbH). Therefore, for the purposes of comparison and with all calculations, the number of shares is the number that would have existed if the company had always been an Aktiengesellschaft with the same number of shares. Total number of shares on 31 December 2014: 61.3 million, on 31 December 2015: 67.4 million. Due to the capital increases in October 2014 and November 2015, the average weighted number of shares per year amount to 53.8 million for 2014 and 62.0 million for 2015.

The share-based payments to the Management Board and individual employees has a diluting effect based on the performance already delivered. The number of shares on the reporting date would increase by 58 thousand shares to a total of 62,099 thousand shares. For more information on share-based payment see section H.10 and the compensation report.

G.	DISCLOSURES ON THE CONSOLIDATED CASH FLOW STATEMENT

The consolidated cash flow statement reports the changes in the cash funds recognised in the statement of financial position through cash inflows and outflows in accordance with IAS 7.

In this regard, cash flows are broken down into cash flow from operating activities, cash flow from investing activities and cash flow from financing activities. In line with IAS 7.18(b), cash flows from operating activities are derived from earnings before tax (EBT) using the indirect method. The cash flow from investing activities and cash flow from financing activities are determined based on cash receipts and payments.

The cash funds contain the recognised cash and cash equivalents, therefore also cash in hand and bank balances. Please see section E.7.

As an output of the calculation of the cash flow from operating activities, earnings before tax (EBT) increased significantly compared to the previous year. Overall, the net cash flow from operating activities increased by EUR k 63,381. This is due essentially to special and nonrecurring items worth EUR 50 m in the previous year. In particular, these include the reversal of interest rate derivatives, the costs of the IPO, the repayment of investment subsidies, the settlement of receivables arising from legal disputes and social plan payments. Additionally, in 2015 higher cash inflows from special items totalling around EUR 20 m had an effect, such as the proportional reimbursement of IPO costs by the former shareholder, the reimbursement of income tax by the tax offices and the provision of investment grants; additionally, the net cash flow resulting from the higher income from letting activities had an effect.

The cash flow from investing activities mainly comprises cash investments and disposals of properties. The decrease of EUR k 129,750 is due essentially to further planned reductions in cash inflows from disposals of non-strategic properties in comparison to the previous year, as well as a considerable increase in portfolio properties (2015: EUR k 205,839; previous year EUR k 58,607). TLG IMMOBILIEN generated EUR k 12,804 from the disposal of TLG Gewerbepark Grimma GmbH (EUR k 13,550 less EUR k 746 in disposed cash).

The cash flow from financing activities contains disbursements to repay existing loans (2015: EUR k 34,453; previous year EUR k 109,540). The inflows from new loans decreased significantly in the financial year (2015: EUR k 46,567; previous year EUR k 256,214). Therefore, EUR k 209,647 less in loans was taken out compared to the previous year, due to the adequate levels of cash and cash equivalents resulting from the capital increase in November 2015 and the IPO in 2014. Furthermore, disbursements for the repayment of loans in 2015 were EUR k 75,087 lower, due primarily to the full repayment of the loan liability assumed from the former shareholders in the previous year.

Due to the capital increase which took place in November 2015, TLG IMMOBILIEN AG generated cash of EUR k 100,724 (previous year EUR k 100,000).

In 2015, disbursements to shareholders burdened cash by EUR k 15,326 (previous year EUR k 233,000). Overall, in 2015 the cash flow from financing activities increased by EUR k 83,837 to EUR k 97,511 compared to the previous year.

H.	OTHER INFORMATION

H.1	DISCLOSURES RELATING TO FINANCIAL INSTRUMENTS

H.1.1	Disclosures relating to financial instruments

Explanation of measurement categories and classes

The following table presents the financial assets and liabilities by measurement category and class. Hedge derivative financial instruments are also accounted for, although they do not belong to any of the measurement categories of IAS 39. Additionally, non-financial liabilities are also presented, even though they are not subject to IFRS 7, to facilitate reconciliation to the statement of financial position:

	Measurement category in accordance with IAS 39
in EUR k	Measurement category in accordance with IAS 39	Carrying amount as at	Nominal value	Amortised cost	Fair value through net profit/loss	No measurement category under IAS 39	No financial instruments under IAS 32	Fair value as at 31/12/2015	Fair value hierarchy level
31/12/2015
Other non-current financial assets	LaR	2,535		2,535				2,535	2
Trade receivables	LaR	11,911		11,911				11,911	2
Other current financial assets	LaR	883		883				883	2
Cash and cash equivalents	LaR	183,736	183,736					183,736	1

Total financial assets		199,065	183,736	15,329	0	0	0	199,065

Liabilities due to financial institutions	FLaC	782,688		782,688				821,465	2
Trade payables	FLaC	14,926		14,926				14,926	2
Derivative financial instruments	N/A	15,668				15,668		15,668	2
Derivative financial instruments	FLHfT	253			253			253	2
Other liabilities	FLaC	15,277			2,779		12,498	15,277	2

Total financial liabilities		828,812	0	797,614	3,032	15,668	12,498	867,589

of which aggregated by IAS 39 measurement categories
Loans and receivables	LaR	199,065	183,736	15,329	0	0	0	199,065
Financial liabilities measured at amortised cost	FLaC	812,891	0	797,614	2,779	0	12,498	851,668
Financial liabilities held for trading	FLHfT	253	0	0	253	0	0	253

	Measurement category in accordance with IAS 39
in EUR k	Measurement category in accordance with IAS 39	Carrying amount as at	Nominal value	Amortised cost	Fair value through net profit/loss	No measurement category under IAS 39	No financial instruments under IAS 32	Fair value as at 31/12/2015	Fair value hierarchy level
31/12/2014
Other non-current financial assets	LaR	2,475		2,475				2,475	2
Trade receivables	LaR	12,552		12,552				12,552	2
Other current financial assets	LaR	981		981				981	2
Cash and cash equivalents	LaR	152,599	152,599					152,599	1

Total financial assets		168,607	152,599	16,008	0	0	0	168,607

Liabilities due to financial institutions	FLaC	770,447		770,447				819,243	2
Trade payables	FLaC	13,876		13,876				13,876	2
Derivative financial instruments	N/A	17,814				17,814		17,814	2
Other liabilities	FLaC	13,896			4,185		9,711	13,896	2

Total financial liabilities		816,033	0	784,323	4,185	17,814	9,711	864,829

of which aggregated by IAS 39 measurement categories
Loans and receivables	LaR	168,607	152,599	16,008	0	0	0	168,607
Financial liabilities measured at amortised cost	FLaC	798,219	0	784,323	4,185	0	9,711	847,015

“Other financial assets” contains a loan which is assigned to the category LaR. These instruments were recognised at amortised cost as no active market price was available and the fair value could not reliably be determined.

The carrying amount of cash and cash equivalents, trade receivables, other financial assets, trade payables and other liabilities corresponds to their fair values as at the reporting date for the most part, as they have short remaining terms.

H.1.2	Net results by measurement category

Under IFRS 7.20(a), the net gains and losses from financial instruments are to be disclosed for every measurement category of IAS 39. This does not include the effects on earnings of derivative financial instruments in hedging relationships as these must be disclosed under other standards and are therefore not attributable to any of the measurement categories of IAS 39.

The net results of financial instruments were as follows, broken down by the various measurement categories of IAS 39:

in EUR k		01/01/2015 – 31/12/2015	01/01/2014 – 31/12/2014
Loans and receivables	LaR	-1,084	-659
Available-for-sale financial assets	AfS	-618	-117
Financial liabilities held for trading (at fair value through profit or loss)	FLHfT	-607	2,960
Financial liabilities measured at amortised cost	FLaC	19,482	20,072

Total		17,173	22,255

The net result of the “Loans and receivables” measurement category comprises net interest from liquid instruments and the reversal of valuation allowances for rent receivable and impairments of rent receivables. The net interest amounts to EUR k 443 (previous year EUR k 620).

The net result of the “Financial assets held for trading” measurement category comprises net interest and expenses for derivative financial instruments (except those designated as hedging instruments) and the results from the measurement of these derivative financial instruments at market value.

The net result of the “Financial liabilities measured at amortised cost” measurement category comprises interest expenses for ongoing debt service and the results from the repayment of loans, which are also recognised under interest expenses.

H.2	PRINCIPLES OF FINANCIAL RISK MANAGEMENT

As part of its business activities, the TLG IMMOBILIEN Group is exposed to a variety of financial risks. In particular, these are the interest rate risk, the liquidity risk and the inherent risk of default in rental agreements and sales. These risks are independent types of risk which are under constant, systematic observation via the existing risk management system. They are assigned to executives in the various fields of the company who are responsible for their identification, monitoring, reporting, management and control. This method ensures a degree of congruence between the nature of the risk and the field of responsibility. A risk manual—which is updated continuously—governs the identification, monitoring, reporting, management and control of these and other corporate risks. Risk management is integrated in the management accounting department at headquarters.

Capital management

Capital management at TLG IMMOBILIEN is intended to secure the financial resources required for the survival of the company as a going concern and ensure its ability to settle its debts as they fall due. Furthermore, the financial policies of the Group are designed to generate income for the shareholders and allow for the annual distribution of a dividend. The Group strives to increase its overall value. This holistic capital management strategy has not changed since the previous year.

As is standard in the sector, capital management is gauged by the loan-to-value ratio. The net loan-to-value ratio is the ratio between net debt and the fair value of investment property. Net debt is determined by subtracting cash and cash equivalents from liabilities due to financial institutions.

In the current financial year, as in previous years, the Group aims to continue securing access to debt at reasonable financing costs whilst not exceeding a reasonable debt ratio.

As at 31 December 2015, the loan-to-value ratio compared to the previous year as follows:

in EUR k	31/12/2015	31/12/2014	Change	Change in %
Investment property (IAS 40)	1,739,474	1,489,597	249,877	16.8
Advance payments on investment property (IAS 40)	14,272	5,912	8,360	141.4
Owner-occupied property (IAS 16)	9,344	12,921	-3,577	-27.7
Non-current assets classified as held for sale (IFRS 5)	15,912	21,991	-6,079	-27.6
Inventory (IAS 2)	1,104	1,477	-373	-25.3

Real estate	1,780,106	1,531,898	248,208	16.2

Liabilities due to financial institutions	782,688	770,447	12,241	1.6
Cash and cash equivalents	183,736	152,599	31,137	20.4
Net debt	598,952	617,848	-18,896	-3.1

Net Loan to Value (Net LTV) in %	33.6	40.3	-6.7 pp

In the table above, the assets classified as held for sale only concern investment property.

The Net LTV in the Group is 33.6% and decreased by -6.7 percentage points compared to the previous year. The capital management goals were achieved in the reporting year.

H.3	DEFAULT RISKS

The risk that a business partner—essentially tenants and purchasers of property—will be unable to meet its contractual payment obligations, thus causing the TLG IMMOBILIEN Group to suffer a loss, is known as the risk of default. Credit checks are carried out in order to control the risks of default.

Default risks exist primarily for trade receivables. The TLG IMMOBILIEN Group does not consider itself exposed to a significant credit risk with any of its contractual partners. The concentration of the credit risk is limited by the broad, heterogeneous customer base. Bad debt risks are minimised by the careful selection of contractual partners supported by professional credit checks. Additionally, standard hedging instruments such as guarantees, fixed charges, suretyships, letters of comfort, deductions and deposits are used. If necessary, valuation allowances are carried out for receivables.

The credit ratings of contractual partners is monitored continuously. If a contractual partner’s credit ratings should deteriorate significantly, the company will endeavour to remove the corresponding items from the statement of financial position as quickly as possible. The company will then not enter into any new items with such contractual partners.

The bank balances of TLG IMMOBILIEN are fully protected against the risk of bank failure by the deposit protection schemes of German banks. TLG IMMOBILIEN regularly checks the banks’ membership in the protection schemes and the cover they provide.

The highest-possible default risk is therefore the carrying amount of the financial assets, not including the value of received securities or other risk-reducing agreements. No guarantees were issued for subsidiaries or associated companies.

The following table shows the financial assets which were impaired on the reporting date:

in EUR k	Carrying amount before allowances	Allowances	Residual carrying amount
31/12/2015
Trade receivables	15,585	-3,673	11,912
Other financial assets	3,477	-59	3,418

Total	19,062	-3,732	15,330

31/12/2014
Trade receivables	18,201	-5,650	12,551
Other financial assets	3,522	-67	3,455

Total	21,723	-5,717	16,006

Collateral exists for the gross trade receivables (essentially rent deposits of approx. EUR 3.0 m (previous year EUR 5.2 m) which can be used to offset outstanding receivables if the legal requirements are met.

The allowances were as follows in the 2015 financial year:

in EUR k	As at 01/01/2015	Contribution	Utilisation	Reversals	Other change	As at 31/12/2015
Trade receivables	5,650	713	-1,374	-1,296	-19	3,673
Other financial assets	67	2	0	-10	0	59

Total	5,717	715	-1,374	-1,306	-19	3,732

The allowances were as follows in the same period in the previous year:

in EUR k	As at 01/01/2014	Contribution	Utilisation	Reversals	Other change	As at 31/12/2014
Trade receivables	7,019	1,467	-971	-1,866	0	5,650
Other financial assets	57	12	-0	-1	0	67

Total	7,076	1,479	-971	-1,867	0	5,717

Additionally, the table below presents the age structure of the financial assets that were past due but not individually impaired as at the reporting date.

in EUR k	Carrying amount	Of which neither impaired nor past due as at the reporting date	Of which past due but not impaired as at the reporting date
			< 90 days	90-180 days	> 180 days
31/12/2015
Trade receivables	11,911	7,799	13	5	23
Other financial assets	3,418	3,360	9	0	38

Total	15,329	11,159	22	5	61

31/12/2014
Trade receivables[1]	12,552	8,803	258	243	904
Other financial assets	3,456	3,394	45	0	0

Total	16,008	12,197	303	243	904

1	The figures from the previous year for the receivables that were neither impaired nor past due as at the reporting date were adjusted.

Neither impaired nor past due receivables are considered to be recoverable.

H.4	OFFSETTING OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The following financial assets and financial liabilities are subject to offsetting:

Financial assets

in EUR k	31/12/2015	31/12/2014
Trade receivables
Gross amount of financial assets	19,909	16,899
Gross amount of financial liabilities offset in the statement of financial position	-21,631	-17,157

Net amount recognised in the statement of financial position under financial assets	1,076	1,699

Financial liabilities

in EUR k	31/12/2015	31/12/2014
Prepayments received towards operating costs
Gross amount of financial assets	19,909	16,899
Gross amount of financial liabilities offset in the statement of financial position	-21,631	-17,157

Net amount recognised in the statement of financial position under financial assets	-2,797	-1,956

The offsetting concerns the prepayments received from tenants towards the operating costs, which are offset against the corresponding receivables from operating costs per tenant.

H.5	LIQUIDITY RISKS

The risk that a company will be unable to meet its payment obligations on a contractually agreed date is known as the liquidity risk.

The treasury continuously monitors and plans the liquidity requirements of the Group in order to ensure its liquidity. Enough liquid capital to meet the obligations of the Group for a given period of time is always kept available.

Additionally, the Group has a short-term credit line of EUR k 500 which, if necessary, can be utilised. The credit line is unsecured.

The following table contains the contractually agreed (undiscounted) interest payments and repayments of the primary financial liabilities of the TLG IMMOBILIEN Group and the derivative financial instruments of the TLG IMMOBILIEN Group with a negative fair value. The maturities are based on the contractually defined fixed interest rates of the financial debt.

in EUR k	Carrying amount	Maturities
		< 1 year	1–5 years	> 5 years
31/12/2015
Liabilities due to financial institutions	782,688	48,460	532,517	278,807
Derivative financial instruments	15,921	4,753	11,254	151
Trade payables	14,926	14,926	0	0
Other liabilities	15,277	14,041	738	497

Total	828,812	82,181	544,509	279,455

31/12/2014
Liabilities due to financial institutions	770,447	57,103	313,449	496,959
Derivative financial instruments	17,814	4,023	12,156	2,012
Trade payables	13,876	13,876	0	0
Other liabilities	13,896	12,384	984	528

Total	816,033	87,386	326,590	499,499

All instruments for which payments were contractually agreed as at the reporting date have been included. Planned figures for new liabilities in the future are not included. The variable interest payments from financial instruments are determined on the basis of the last specific interest rates before the reporting date. Financial liabilities that can be repaid at any time are always allocated to the earliest repayment date.

Around 99.62% of the financial liabilities have fixed interest rates or are safeguarded by interest rate hedges (previous year around 99.48%). The average interest rate is around 2.91% (previous year around 2.95%). The future prolongation structure on the basis of the current residual debt is as follows:

in EUR k	Carrying amount	Nominal value	2016	2017 – 2020	> 2020
Prolongation structure 2015	782,688	786,067	36,166	480,583	269,317
Prolongation structure 2014	770,447	774,335	39,345	304,779	430,211

Some financing contracts provide for financial covenants (essentially the Group’s equity ratio, LTV, interest coverage ratio and debt service coverage ratio) whereby the bank can exercise its right of termination without notice if the covenants are not adhered to. The company covers the risk of a breached covenant by regularly inspecting the covenants and, if necessary, taking steps to adhere to the covenants. A breached covenant can also be remedied by means of unscheduled repayments, for example. No covenants were breached in 2015. No breaches of covenant are foreseeable in the future.

H.6	MARKET RISKS

Changes in interest rates can result in higher financing costs. The company accounts for this interest rate risk by creating interest rate hedges for loans with variable interest rates and by concluding agreements with fixed interest rates and terms spanning a number of years. The interest rate hedges include interest rate derivatives such as interest rate swaps and caps. The use of such interest rate derivatives is governed by guidelines. Under the guidelines, derivatives are only used for the purposes of hedging and never for trading. In general, there is a hedge for every loan with a variable interest rate.

The TLG IMMOBILIEN Group is not exposed to any foreign exchange risks as its major transactions are carried out in euros.

As at 31 December 2015, the portfolio contained the following derivative financial instruments; the maturity periods are as at the reporting date.

Derivate financial instruments

	2015
in EUR k	Fair value	< 1 year
Derivative financial instruments held for trading	0	0
of which caps	0	0
Derivative financial instruments held for trading	253	0
of which interest rate swaps	253	0
of which collars	0	0
Derivative financial instruments in hedging relationship	15,668	0
of which interest rate swaps	15,668	0

As at 31 December 2014 the portfolio contained the following derivative financial instruments:

	2014
in EUR k	Fair value	< 1 year
Derivative financial instruments held for trading	0	0
of which caps	0	0
Derivative financial instruments held for trading	0	0
of which interest rate swaps	0	0
of which collars	0	0
Derivative financial instruments in hedging relationship	17,814	0
of which interest rate swaps	17,814	0

The derivative financial instruments are used as hedging instruments under IAS 39 if they meet the hedge accounting criteria. The cash flows from the underlying transactions—which are covered by cash flow hedge accounting—will arise from 2016 to 2024 and affect the statement of comprehensive income.

In 2015, ineffectiveness of EUR k 583 was recognised in the statement of comprehensive income as part of accounting for hedging relationships. The ineffectiveness was caused by the remeasurement of derivative financial instruments according to IFRS 13.

The following table shows the amount recognised directly in other comprehensive income during the reporting period. This corresponds to the effective part of the change in the fair value of the hedging instrument.

in EUR k	2015	2014
Opening balance as at 01/01	-15,980	-180
Recognition in accumulated other comprehensive income in the reporting period	-1,685	-18,448
Reclassified to profit or loss	4,193	2,648

Closing balance as at 31/12	-13,472	-15,980

H.7	SENSITIVITIES

Under IFRS 7, interest rate risks are presented using sensitivity analyses. These analyses determine the impact of a change in market interest rates on the net interest and expenses, trading profit or losses, and on the equity on the reporting date.

The sensitivity analysis also factors in the impacts on equity and the statement of comprehensive income of TLG IMMOBILIEN that would result from a simultaneous fluctuation in the euro yield curve by +/- 50 basis points (previous year +/- 100 basis points). If the yield curve were to decline by 50 basis points, the interest rate would fall to 0.0% at the lowest, provided that this has been contractually agreed. The cash flow effects from fluctuations in the yield curve merely concern the interest income and expenses for the next reporting period.

Based on the financial instruments held or issued by TLG IMMOBILIEN as at the reporting date, a hypothetical change—quantified by sensitivity analyses—in the interest rates on which each instrument was based on the reporting date would have had the following effects (before taxes).

Derivative financial instruments

	Effect on OCI		Effects on income
in EUR k	+50 BP	-50 BP	+50 BP	-50 BP
31/12/2015
Financial liabilities	0	0	-1,784	1,139
Interest rate derivatives	7,453	-7,723	501	-516

	+100 BP	-100 BP	+100 BP	-100 BP
31/12/2014
Financial liabilities	0	0	-3,660	285
Interest rate derivatives	19,061	-20,614	48	0

H.8	NUMBER OF EMPLOYEES

On 31 December 2015, 122 staff were employed by the Group (31 December 2014: 145).

	31/12/2015	Average number of employees in 2015	31/12/2014	Average number of employees in 2014
Permanent employees	116	114	136	152
Temporary employees	6	6	9	9

Total	122	120	145	161

As in the previous year, full-time equivalents are not reported separately due to the low proportion of part-time employees.

H.9	TOTAL AUDITOR’S FEE

The following fees have been recognised as expenses for the services rendered by the auditor of the consolidated financial statements in the financial year:

in EUR k	2015	2014
Audit services	185	247
Other assurance services	22	924
Other services	3	606

Total fee	210	1,777

Other assurance services essentially comprise the sending of comfort letters in connection with the offer of shares and the admission of the shares to the regulated market (Prime Standard) of the Frankfurt Stock Exchange.

Other services essentially comprise the cost of liability insurance related to comfort letters and plausibility checks of FFO forecasts.

H.10	IFRS 2 PROGRAMMES

H.10.1	Long-term incentive plan (LTIP) with current shareholders

On 11 April 2014, the Management Board of TLG IMMOBILIEN AG entered into a bilateral bonus agreement with the direct shareholders of the company. Under the agreement, the beneficiaries will participate in any future realised appreciation in the value of the company in the form of a cash bonus payment.

The amount of the bonus to be paid will be determined on the basis of a reference value which is designed to reflect the appreciation of shareholders’ invested equity over the term of their investment. The reference value is determined as the total of distributions to the shareholders less contributions made by the shareholders into the investment. The bonus payment is based on a percentage of the reference value, linked to a 0.4% cap.

The bonus payment by the shareholders will be due if a number of requirements are met cumulatively:

•	Occurrence of an exit or partial exit event: neither the direct shareholders nor their associates continue to hold a direct or indirect interest in TLG IMMOBILIEN AG or the amount of their interest falls below the total of their current interest.

•	Distributions must exceed investments paid by the shareholders by more than 50%.

•	At the (partial) exit date, the members of the Management Board of TLG IMMOBILIEN AG must continue to be regularly employed by the company.

The incentive programme stipulates a direct payment from the shareholders to the Management Board. The TLG IMMOBILIEN Group is not obliged to make these payments. This bonus programme is therefore accounted for as share-based payments granted to the Management Board of TLG IMMOBILIEN AG in accordance with IFRS 2. This is offset by an additional contribution by the shareholders to the capital reserve.

As part of the IPO of TLG IMMOBILIEN AG, in September 2014 the previous long-term incentive contracts of the management dated April 2014 were rescinded and replaced by new contracts for the Management Board.

The new LTI contracts also provide for a scale in the sense of partial exit(s) and a final exit. Therefore, in 2014 the successful partial exit (IPO) resulted in a fixed payment of EUR k 1,050 and the transfer of company shares with a market value of EUR k 300 per member of the Management Board.

Following the completed exit (including several partial exits), company shares with a market value of EUR k 1,163 were transferred to each member of the Management Board. Similar to the original bonus agreement, the exit bonus agreement is to be recognised as an equity- settled share-based payment.

These contracts did not affect the liquidity of TLG IMMOBILIEN. Likewise, the regulations of IFRS 2 have led to a recognition of expenses which differs in terms of both date and amount.

The scheme came to an end with the final transfer in July 2015.

H.10.2	Share-based payments to employees

In the 2015 financial year, expenses for a share-based payment component for certain employees were recognised for the first time under IFRS. The grant date fair value of the schemes launched in the first and final quarter of 2015 is EUR k 188.

With regard to its targets and payment criteria, this remuneration component shares its structure with the long-term incentive scheme for the Management Board, which is described below.

H.10.3	LTI management board contracts

The new employment contracts for the members of the Management Board which were concluded in late September 2014 include a long-term incentive programme for each financial year from 2015 to 2018 (hereinafter referred to as the LTI tranche). An LTI tranche covers a four-year period. Attainment of the defined objectives is determined at the end of the fourth year by means of a comparison between current progress and the target.

The amount of LTI remuneration is contingent on the completion of certain objectives. In this regard, the major objectives are the improvement of the net asset value and the TLG IMMOBILIEN share price compared to the relevant EPRA Europe index.

The service contracts with the members of the Management Board cannot be terminated prematurely. The contract will end if a member of the Management Board becomes permanently unable to work during the term of the contract. The member of the Management Board will receive 100% of his/her LTI if he/she was actively employed during the calendar year in which the evaluation of the objectives commenced. If the member of the Management Board was not employed for the full calendar year, the LTI shall be disbursed at a proportional rate.

The programme contains an option as to the type of settlement for the company and is treated as a share-based payment settled in equity instruments in accordance with IFRS 2.

Based on the estimations of the Management Board as to the completion of performance hurdles, personnel expenses of EUR k 618 were recognised for the LTI as at 31 December 2015 (previous year EUR k 158).

The fair value on the settlement date was EUR k 2,465. A goal-achievement rate of 123% was assumed. For more information on the Management Board contracts, see the disclosures in the compensation report.

H.11	RELATED COMPANIES AND PARTIES

Related companies and parties are defined as companies and persons which have the ability to control or exercise significant influence over the TLG IMMOBILIEN Group, or which the TLG IMMOBILIEN Group controls or exercises significant influence over.

Accordingly, the members and close relatives of the Management and Supervisory Boards of TLG IMMOBILIEN AG are considered related parties and companies, as are members of management who exercise key executive functions, and the TLG IMMOBILIEN Group’s subsidiaries, associates and joint ventures.

Related companies

In the first quarter of 2015, according to the voting rights notification the percentage of voting rights held by LSREF II East AcquiCo S.à r.l., Luxembourg, (East AcquiCo) in TLG IMMOBILIEN decreased to 18.48% (31/12/2014: 42.95%). East AcquiCo sold its entire shareholding in July 2015. Therefore, East AcquiCo and its related companies and parties are no longer related companies or parties of TLG IMMOBILIEN AG in the sense of IAS 24.

The following table shows the receivables and liabilities on the reporting date, as well as the income and expenses of the financial year in connection with related companies:

in EUR k	2015	2014
Statement of financial position and statement of comprehensive income
Receivables from other related companies	0	85,000
Receivables from recharged IPO costs	0	9,800
Income from recharged IPO costs	0	9,800
Expenses for transactions with other related companies (guarantee commissions)	0	230
Interest income from other related companies	0	17

In the previous year, receivables from related companies concerned short-term bank balances at IKB Deutsche Industriebank AG.

Related parties

The composition of the Management Board has not changed since 31 December 2014.

The composition of the Supervisory Board has changed, however. Mr Axel Salzmann resigned from his position on the Supervisory Board of TLG IMMOBILIEN AG on 25 June 2015. Mr Helmut Ullrich was appointed to the Supervisory Board, effective from 23 July 2015.

The remuneration paid by TLG IMMOBILIEN AG to the members of the Management Board was as follows in the 2015 financial year:

in EUR k	2015	2014
Fixed remuneration	600	600
Fringe benefits	107	98

Subtotal of fixed remuneration	707	698

Short-term variable remuneration (STI)	400	300
Long-term variable remuneration (LTI)	0	2,464

Subtotal of variable remuneration	400	2,764

Total remuneration	1,107	3,462

See the compensation report, which is part of the report on the position of the company and the Group, for more disclosures on the remuneration of the Management Board.

Remuneration paid to former members of the management totalled EUR 0.2 m in 2015 (previous year EUR 0.2 m). In 2015, EUR 2.8 m was placed into provisions for pension obligations to former members of the management (previous year EUR 2.8 m).

In line with the Articles of Association, all Supervisory Board remuneration is payable at the end of each financial year. The remuneration paid pro rata to the members of the Supervisory Board for the 2015 financial year totalled EUR 0.3 m (previous year EUR 0.1 m).

In summary, this resulted in the following recognised expenses for the remuneration of the Management and Supervisory Boards in line with IAS 24.17:

in EUR k	2015	2014
Benefits due in the short term	1,406	900
Other benefits due in the long term	107	98
Share-based payments	1,575	3,596

Total	3,088	4,594

H.12	CONTINGENT LIABILITIES

Contingent liabilities for items for which the Group has issued guarantees to various contractual partners are as follows:

in EUR k	31/12/2015	31/12/2014
Land charges	781,522	796,221

	781,522	796,221

H.13	OTHER FINANCIAL OBLIGATIONS

As at the reporting date, the other financial obligations of the Group consisted of EUR k 1,138 (previous year EUR k 630) in future payments (net) resulting from operating leases and a purchase commitment of EUR k 102,997 (previous year EUR k 54,253) for investment property and property, plant and equipment.

The company has diverse service contracts for IT services, building cleaning, reception staff and security services, as well as vehicle rental contracts for its fleet of vehicles. Additionally, rental agreements on the leasing of space for archiving purposes were concluded in 2015. These operating leases serve the company’s ongoing business operations and are advantageous in that they avoid the need for high capital expenditure and the corresponding outflow of cash. No risks are discerned with regard to the operating leases.

The obligations from future minimum lease instalments resulting from non-cancellable operating leases fall due as follows:

in EUR k	31/12/2015	31/12/2014
Due within 1 year	131	131
Due in up to 2 years	77	58
Due in up to 3 years	35	5
Due in up to 4 years	35	0

Total	278	194

There are also future payment obligations of EUR k 675 (previous year EUR k 297) from service contracts and payment obligations of EUR k 185 (previous year EUR k 139) from rental agreements.

The expenses for minimum lease instalments in the 2015 financial year totalled EUR k 213 (previous year EUR k 216).

H.14	LIST OF SHAREHOLDINGS

As at 31 December 2015, TLG IMMOBILIEN AG holds interests in the following fully consolidated companies:

Name and registered offices of the company	Shareholding in %	Equity on 31/12/2015 in EUR k	Results of the 2015 financial year in EUR k
Hotel de Saxe an der Frauenkirche GmbH, Dresden	100	27,799	224
TLG Vermögensverwaltungs GmbH, i.L. Berlin	100	76	-11
TLG FAB S.à r.l., Luxembourg	94.9	32,602	1,827

Compared to the previous year, two companies were removed from the portfolio of fully consolidated companies. For more information see sections C.2 and C.3.

This was due to incomplete financial statements. The equity and net income are based on commercial accounting or accounting under the laws of the country in which each company is based.

The portfolio of fully consolidated companies was as follows on 31 December 2014:

Name and registered offices of the company	Shareholding in %	Equity on 31/12/2014 in EUR k	Results of the 2014 financial year in EUR k
TLG Gewerbepark Grimma GmbH, Grimma	100	12,545	1,297
TLG Vermögensverwaltungs GmbH, i.L., Berlin	100	24	3
Hotel de Saxe an der Frauenkirche GmbH, Dresden	100	27,783	1,355
Verwaltungsgesellschaft an der Frauenkirche mbH, i.L. Dresden	100	87	-4
TLG FAB S.à r.l.	95	30,775	-1,525

H.15	DECLARATION OF COMPLIANCE UNDER § 161 OF THE GERMAN STOCK CORPORATION ACT (AKTG)

The Management and Supervisory Boards have fulfilled the recommendations of the German Corporate Governance Code as set out in the report on the position of the company and the Group. The declaration of compliance shall be made available to the shareholders when the annual report for 2015 is published in the Investor Relations section of the company’s website www.tlg.eu.

Berlin, 11 March 2016

Peter Finkbeiner	Niclas Karoff
Member of the Management Board	Member of the Management Board

The following English-language translation of the German-language audit opinion (Bestätigungsvermerk) refers to the consolidated financial statements of TLG IMMOBILIEN AG, Berlin, prepared in accordance with International Financial Reporting Standards as adopted by the EU, and the additional requirements of German commercial law pursuant to Sec. 315a (1) HGB (“Handelsgesetzbuch”: German Commercial Code) as well as the combined management report of the company and the group, prepared on the basis of German commercial law (HGB) as of and for the fiscal year ended December 31, 2015 as a whole and not solely to the consolidated financial statements presented in this Prospectus on the preceding pages. The combined management report of the company and the group is not part of this Prospectus.

AUDIT OPINION

We have audited the consolidated financial statements prepared by TLG IMMOBILIEN AG, Berlin, comprising the consolidated statement of comprehensive income, the consolidated statement of financial position, the consolidated cash flow statement, the consolidated statement of changes in equity, and the notes to the consolidated financial statements, together with the combined management report of the company and the group for the fiscal year from 1 January to 31 December 2015. The preparation of the consolidated financial statements and the combined management report of the company and the group in accordance with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to Sec. 315a (1) HGB (“Handelsgesetzbuch”: German Commercial Code) is the responsibility of the company’s management. Our responsibility is to express an opinion on the consolidated financial statements and on the combined management report of the company and the group based on our audit.

We conducted our audit of the consolidated financial statements in accordance with Sec. 317 HGB (“Handelsgesetzbuch”: German Commercial Code) and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the combined management report of the company and the group are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the combined management report of the company and the group are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the combined management report of the company and the group. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs as adopted by the EU, and the additional requirements of German commercial law pursuant to Sec. 315a (1) HGB and give a true and fair view of the net assets, financial position and results of operations of the group in accordance with these requirements. The combined management report of the company and the group is consistent with the consolidated financial statements and as a whole provides a suitable view of the group’s position and suitably presents the opportunities and risks of future development.

Berlin, 11 March 2016

Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

Kreninger	Pilawa
Wirtschaftsprüferin	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

Consolidated Financial Statements of

TLG IMMOBILIEN AG

as of and for the year ended December 31, 2014

(prepared in accordance with IFRS)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the period from 1 January to 31 December 2014

in EUR k	Reference	2014	2013
Net operating income from letting activities	F.1	100,263	106,250
Income from letting activities		136,733	141,326
a) Rental income		114,776	118,321
b) Income from recharged operating costs		20,552	21,637
c) Income from other goods and services		1,405	1,368
Expenses relating to letting activities		36,469	35,076
d) Expenses from operating costs		27,051	27,638
e) Maintenance expenses		5,235	5,052
f) Other services		4,183	2,386
Result from the remeasurement of investment property	F.2	52,694	72,237
Result from the disposal of investment property		3,291	494
Result from the disposal of real estate inventory		7,320	7,777
a) Proceeds from the disposal of real estate inventory		26,119	21,391
b) Carrying amount of real estate inventory disposed		18,799	13,614
Other operating income	F.3	16,839	18,687
Personnel expenses	F.4	17,358	23,394
Depreciation and amortisation	F.5	1,236	1,461
Other operating expenses	F.6	15,717	7,812

Earnings before interest and taxes (EBIT)		146,096	172,778

Income from joint ventures		0	2,134
Financial income	F.7	620	652
Financial expenses	F.7	24,308	36,039
Gain (-)/loss from the remeasurement of derivative financial instruments	F.8	2,129	-6,899

Earnings before taxes (EBT)		120,279	146,423

Income taxes	F.9	31,629	47,291

Net income		88,650	99,132

Other comprehensive income (OCI)	E.9
thereof will not be reclassified to profit or loss
Actuarial gains/losses		-906	-23
thereof will be reclassified to profit or loss
Gain/loss from remeasurement of derivative financial instruments in hedging relationship, net of taxes		-10,926	-124

Total comprehensive income for the year		76,818	98,985

Of the consolidated net income for the period, the following is attributable to:
Non-controlling interests		62	0
To the shareholders of the parent company		88,588	99,132
Of the total comprehensive income for the year, the following is attributable to:
Non-controlling interests		62	0
To the shareholders of the parent company		76,756	98,985
Earnings per share	F.10
Undiluted in EUR		1.65	1.91
Diluted in EUR		1.65	0

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at 31 December 2014

Assets

in EUR k	Reference	31/12/2014	31/12/2013
A) Non-current assets		1,525,246	1,448,127
Investment property	E.1	1,489,597	1,414,691
Advance payments on investment property	E.1	5,912	2,707
Property, plant and equipment	E.2	14,140	17,762
Intangible assets	E.2	1,684	872
Other non-current financial assets	E.3	2,475	124
Other assets	E.5	8,432	8,423
Deferred tax assets	E.13	3,006	3,548

B) Current assets		212,754	187,567
Inventories	E.6	1,477	13,385
Trade receivables	E.4	12,552	11,567
Receivables from income taxes	E.13	9,808	194
Derivative financial instruments	H.1	0	15
Other current financial assets	E.3	981	4,953
Other receivables and assets	E.5	13,346	707
Cash and cash equivalents	E.7	152,599	138,930
Non-current assets classified as held for sale	E.8	21,991	17,817

Total assets		1,738,000	1,635,694

Equity and Liabilities

in EUR k	Reference	31/12/2014	31/12/2013
A) Equity	E.9	747,964	801,036
Subscribed capital		61,302	52,000
Capital reserves		343,003	410,249
Retained earnings		354,074	339,939
Other reserves		-12,984	-1,152
Equity attributable to the shareholders of the parent company		745,395	801,036
Non-controlling interests		2,569	—

B) Liabilities		990,036	834,659
I.) Non-current liabilities		909,132	630,244
Non-current liabilities due to financial institutions	E.10	731,102	513,002
Pension provisions	E.11	8,241	6,931
Non-current derivative financial instruments	H.1	17,814	18,788
Other non-current liabilities	E.14	1,512	3,384
Deferred tax liabilities	E.13	150,463	88,140
II.) Current liabilities		80,904	204,414
Current liabilities due to financial institutions	E.10	39,345	113,225
Trade payables	E.14	13,876	14,573
Other current provisions	E.12	5,691	16,193
Tax liabilities	E.13	9,607	44,287
Other current liabilities	E.14	12,384	16,136

Total equity and liabilities		1,738,000	1,635,694

CONSOLIDATED CASH FLOW STATEMENT

for the period from 1 January to 31 December 2014

in EUR k	Reference	1/1/2014 – 31/12/2014	1/1/2013 – 31/12/2013
1. Cash flow from operating activities
Earnings before taxes		120,279	146,423
Non-cash income and expenses
Result from the remeasurement of investment property	F.2	-52,694	-72,237
Depreciation and amortisation	E.2	1,236	1,461
Result from the remeasurement of derivative financial instruments	F.8	2,128	-6,899
Other non-cash income and expenses		-544	2
Results of joint ventures		—	-2,134
Financial income	F.7	-620	-652

Financial expenses	F.7	24,308	36,039

Changes in net working capital
Increase/decrease (–) in provisions	E.12	-8,908	-5,959
Gain (–)/loss from disposal of property, plant and equipment and intangible assets		-3,537	144
Increase (–)/decrease in inventories	E.6	10,303	8,875
Increase (–)/decrease in trade receivables and other assets	E.4/5	-8,130	4,463
Increase (–)/decrease in trade payables and other liabilities	E.14	-7,644	-33,447

Cash flow from operating activities		76,177	76,079

Operative cash flow
Interest received		561	650
Interest paid		-47,196	-57,019
Income tax paid		-9,009	-5,871

Net cash flow from operating activities		20,533	13,839

2. Cash flow from investing activities
Cash received from disposals of investment property		85,751	191,651
Cash received from disposals of property, plant and equipment		—	20
Cash paid for acquisitions of investment property		-58,607	-41,496
Cash paid for acquisitions of property, plant and equipment		-482	-304
Cash paid for investments in intangible assets		-245	-193
Cash paid/received in connection with the acquisition of shares in consolidated companies (net cash flow)		-47,055	—
Cash received from disposals of joint ventures		100	71,214

Cash flow from investing activities		-20,538	220,892

3. Cash flow from financing activities
Cash received from equity contributions	E.9	100,000	20,493
Cash distributions to shareholders	E.9	-233,000	—
Cash received from bank loans	E.10	256,214	252,511
Repayments of bank loans		-109,540	-429,333

Cash flow from financing activities		13,674	-156,328

4. Cash and cash equivalents at end of period
Change in cash and cash equivalents (subtotal of 1 to 3)		13,669	78,403
Cash and cash equivalents at beginning of period		138,930	60,527

Cash and cash equivalents at end of period		152,599	138,930

5. Composition of cash and cash equivalents
Cash		152,599	138,930

Cash and cash equivalents at end of period		152,599	138,930

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the period from 1 January to 31 December 2014

in EUR k	Reference	Subscribed capital	Capital reserves	Retained earnings	Other reserves		Non-controlling interests	Equity
					Reserve hedge accounting	Actuarial gains and losses
1/1/2013		52,000	151,461	804,278	—	-1,005	—	1,006,734

Net income		—	—	99,132	—	—	—	99,132
Other comprehensive income (OCI)		—	—	—	-124	-23	—	-147

Total comprehensive income for the year		—	—	99,132	-124	-23	—	98,985

Withdrawals from capital reserves		—	-199,776	199,776	—	—	—	—
Distributions to shareholders		—	—	-325,177	—	—	—	-325,177
Additional contributions to capital reserves		—	20,493	—	—	—	—	20,493
Release of special reserve, Art. 27(2) DMBilG		—	—	-438,071	—	—	—	-438,071
Contributions to capital reserves		—	438,071	—	—	—	—	438,071

		—	258,787	-464,339	-124	-23	—	-205,699

31/12/2013		52,000	410,248	339,939	-124	-1,028	—	801,035

Net income		—	—	88,588	—	—	62	88,650
Other comprehensive income (OCI)	E.9	—	—	—	-10,926	-906	—	-11,832

Total comprehensive income for the year		—	—	88,588	-10,926	-906	62	76,818

Changes in scope of consolidation		—	—	—	—	—	2,507	2,507
Withdrawals from capital reserves		—	—	—	—	—	—	—
Distributions to shareholders	E.9	—	-158,546	-74,453	—	—	—	-232,999
Share capital increase	E.9	9,302	90,698	—	—	—	—	100,000
Transaction costs relating to the share capital increase, after taxes	E.9	—	-2,993	—	—	—	—	-2,993
Capital contribution in connection with share based remunaration	E.9, H.4	—	3,596	—	—	—	—	3,596

		9,302	-67,245	14,135	-10,926	-906	2,569	-53,071

31/12/2014		61,302	343,003	354,074	-11,050	-1,934	2,569	747,964

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A.	GENERAL INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS OF TLG IMMOBILIEN AG

1.	INFORMATION ON THE COMPANY

TLG IMMOBILIEN AG is, together with its subsidiaries (the TLG IMMOBILIEN Group), among the largest commercial real estate companies in Berlin and East Germany. The main activities of the Group are the conclusion of real estate transactions and any type of related business, especially the operational management, letting, construction, conversion, acquisition and sale of commercial real estate in the broader sense, especially offices, retail properties and hotel properties, the development of real estate projects and the provision of services in connection with these corporate activities, either itself or through companies in which the company holds a stake.

The financial statements of TLG IMMOBILIEN AG, Berlin, (hereinafter referred to as TLG IMMOBILIEN or the parent company) a German public limited company based in 10117 Berlin, Hausvogteiplatz 12, registered in the Berlin commercial register under HRB 161314 B, and its fully consolidated subsidiaries form the basis for the consolidated financial statements for the 2014 financial year. The consolidated financial statements were prepared by the Management Board as at 19 March 2015. The Supervisory Board is expected to approve the consolidated financial statements in its meeting on 29 April 2015.

Due to the relative sizes of the Group companies, the consolidated financial statements are significantly influenced by the parent company.

With the notarised resolution of transformation and entry into the commercial register in September 2014, the change in legal form from TLG IMMOBILIEN GmbH to TLG IMMOBILIEN Aktiengesellschaft (AG) was passed by the shareholders of TLG IMMOBILIEN GmbH, LSREF II East AcquiCo S.à r.l. and Delpheast Beteiligungs GmbH und Co. KG.

On 24 October 2014, the shares of TLG IMMOBILIEN were first listed on the regulated market (Prime Standard) of the Frankfurt Stock Exchange. Following this IPO, the previous shareholders disposed of the majority of their shares in the parent company.

2.	PRINCIPLES OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were prepared in accordance with § 315a of the German Commercial Code (HGB), considering the supplementary regulations of German commercial law, and in conjunction with the International Financial Reporting Standards (IFRS) adopted and published by the International Accounting Standards Board (IASB), as adopted by the European Union.

The consolidated financial statements comprise the consolidated statement of financial position, the statement of comprehensive income, the consolidated statement of changes in equity, the consolidated cash flow statement and the notes. The various items are explained in the notes.

The consolidated financial statements have been prepared in euros.

Unless otherwise stated, all amounts are rounded to thousands of euros (EUR k). Due to rounding, the figures reported in tables and references may deviate from their exact values as calculated.

The financial year of TLG IMMOBILIEN AG and its subsidiaries corresponds to the calendar year. The financial statements of the subsidiaries are included in the consolidated financial statements by means of standardised accounting and valuation methods and prepared on the same reporting date as the financial statements of the parent company.

The consolidated financial statements were prepared on the basis of reporting assets and liabilities at their amortised cost. This does not include investment property, securities held for sale and derivative financial instruments reported at their fair value on the reporting date.

The consolidated financial statements and Group management report are published in the electronic version of the Federal Gazette.

B.	NEW ACCOUNTING STANDARDS

1.	PUBLISHED AND MANDATORY INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) AND INTERPRETATIONS (IFRIC)

The following International Financial Reporting Standards were applied for the first time in the 2014 financial year:

Standard/Interpretation	Contents	Applicable for financial year beginning on
IFRS 10	“Consolidated Financial Statements”	1/1/2014
IFRS 11	“Joint Arrangements”	1/1/2014
IFRS 12	“Disclosure of Interests in Other Entities”	1/1/2014
IAS 27R	“Separate Financial Statements” (revised 2011)	1/1/2014
IAS 28R	“Investments in Associates and Joint Ventures” (revised 2011)	1/1/2014
IFRS 10, IFRS 11 and IFRS 12	“Transition Guidance”	1/1/2014
IFRS 10, IFRS 12, IAS 27	“Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)”	1/1/2014
IAS 32	“Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)”	1/1/2014
IAS 36	“Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)”	1/1/2014
IAS 39	“Novation of Derivatives and Continuation of Hedge Accounting”	1/1/2014

•	IFRS 10 (“Consolidated Financial Statements”) focuses in particular on the possibility of de facto control in consolidation issues. The principle of control is defined and set out as a basis for consolidation. This definition is backed up by comprehensive application guidelines which list various ways in which a reporting company can be in control of a different company. The accounting requirements are set out. There were no changes in the basis of consolidation of TLG IMMOBILIEN.

•	IFRS 11, published in May 2011 by the IASB, replaces IAS 31 and SIC-13. There was no impact on the consolidated financial statements of TLG IMMOBILIEN.

•	IFRS 12 (“Disclosure of Interests in Other Entities”) stipulates the disclosures required in the notes for interests in other entities with respect to risk and significance on the net assets, financial position and results of operations. There was no impact on the consolidated financial statements of TLG IMMOBILIEN. Merely additional disclosures in the notes were required.

•	The IASB issued the revised IAS 27 in May 2011. With the publication of IFRS 10 and IFRS 12, the scope of application for IAS 27 was limited to accounting for investments in subsidiaries, associates and joint ventures in the separate financial statements of an entity. There was no impact on the consolidated financial statements of TLG IMMOBILIEN.

•	The new IAS 28 (“Investments in Associates and Joint Ventures”) addresses accounting for shares in associates and joint ventures. The standard must be applied by all companies which are in joint control of an associated company or which exercise considerable influence over it. There was no impact on the consolidated financial statements of TLG IMMOBILIEN.

•	The amendments to IFRS 10 clarify that no retroactive adjustments need to be made for subsidiaries which were sold in the comparative period. Additionally, the amendments limit the requirement to present adjusted comparative information to only the annual period immediately preceding the first annual period for which IFRS 10 is applied. There was no impact on the consolidated financial statements of TLG IMMOBILIEN.

•	The pronouncement “Investment Entities” (amendments to IFRS 10, IFRS 12 and IAS 27) creates an exception with regard to the consolidation of subsidiaries under IFRS 10 (“Consolidated Financial Statements”). This applies if the parent company meets the criteria of an “investment entity” (e.g. certain investment funds). In accordance with IFRS 9 (“Financial Instruments”) or IAS 39 (“Financial Instruments: Recognition and Measurement”), these companies would measure investments in subsidiaries at fair value through profit or loss instead of consolidating them. There was no impact on the consolidated financial statements of TLG IMMOBILIEN.

•	The amendment of IAS 32 clarifies the requirements for offsetting financial assets and financial liabilities. In particular, it highlights the significance of the current legal right to offset. There was no impact on the consolidated financial statements of TLG IMMOBILIEN.

•	The amendments to IAS 36 were intended to clarify the disclosures required in the notes in connection with the measurement of the recoverable amount of an impaired asset. There was no impact on the consolidated financial statements of TLG IMMOBILIEN.

•	The amendment of IAS 39 permits the continuation of hedge accounting after novation of an over-the-counter (OTC) derivative as a hedging instrument. There was no impact on the consolidated financial statements of TLG IMMOBILIEN.

2.	PUBLISHED, BUT NOT YET MANDATORY INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) AND INTERPRETATIONS (IFRIC)

The following International Financial Reporting Standards were not applied (prematurely) in the 2014 financial year:

Standard / Interpretation	Contents	Applicable for financial year beginning on
IAS 1	“Disclosure Initiative (Amendments to IAS 1)”	1/1/2016 (not yet endorsed)
IFRS 9	“Financial Instruments”	1/1/2018 (not yet endorsed)
IFRS 10, IFRS 12 and IAS 28	“Investment Entities: Applying the Consolidation Exception (Amendments to IFRS 10, IFRS 12 and IAS 28)”	1/1/2016 (not yet endorsed)
IFRS 10 and IAS 28	“Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)”	1/1/2016 (not yet endorsed)
IFRS 11	“Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11)”	1/1/2016 (not yet endorsed)
IFRS 14	“Regulatory Deferral Accounts”	1/1/2016 (not yet endorsed)
IFRS 15	“Revenue from Contracts with Customers”	1/1/2017 (not yet endorsed)
IAS 16 and 38	“Clarification of Acceptable Methods of Depreciation and Amortisation (Amendments to IAS 16 and IAS 38)”	1/1/2016 (not yet endorsed)
IAS 19	“Defined Benefit Plans: Employee Contributions (Amendments to IAS 19)”	01.07.2014
IAS 27	“Equity Method in Separate Financial Statements (Amendments to IAS 27)”	1/1/2016 (not yet endorsed)
IFRIC 21	“Levies”	17.06.2014
Improvements	“Annual Improvements to IFRSs 2010—2012 Cycle”	01.07.2014
Improvements	“Annual Improvements to IFRSs 2011—2013 Cycle”	01.07.2014
Improvements	“Annual Improvements to IFRSs 2012—2014 Cycle”	1/1/2016 (not yet endorsed)

•	The IASB published “Disclosure Initiative (Amendments to IAS 1)” in December 2014. The amendments aim to address perceived impediments to preparers exercising their judgement in presenting their financial reports. This is currently not expected to impact the consolidated financial statements of TLG IMMOBILIEN.

•	IFRS 9 contains new regulations on the classification and measurement of financial assets. There are only two measurement categories (amortised cost and fair value). The section, which was supplemented in October 2010, governs the classification and measurement of financial liabilities. It essentially retains the existing rules of IAS 39. The changes affect financial liabilities measured at fair value. The amendments introduced in November 2013 concern the use of a new general hedge accounting model in which the scope of possible hedging and underlying transactions is expanded and which includes new effectiveness assessment regulations. The amendments will most likely come into effect on 1 January 2018, at the earliest. The application of IFRS 9 will probably have an impact on the way the TLG IMMOBILIEN Group accounts for financial instruments; this impact is currently being analysed.

•	The amendments to IFRS 10, IFRS 12 and IAS 28 address issues that have arisen in the context of applying the consolidation exception for investment entities. These amendments were issued by the IASB in December 2014. This is currently not expected to impact the consolidated financial statements of TLG IMMOBILIEN.

•	Under the amendments to IAS 28/IFRS 10, a gain or loss is to be recognised in full on the loss of control of a business, regardless of whether or not the business belongs to a subsidiary. This is currently not expected to impact the consolidated financial statements of TLG IMMOBILIEN.

•

The amendments to IFRS 11 published in May 2014 clarify that both the initial and additional acquisition of interests in a joint operation in which the activity constitutes a business must be accounted for in line with the rules on accounting for business combinations in IFRS 3 and other relevant standards must be applied, unless these conflict with the rules of IFRS 11. The amendments also clarify that previously held interests in a joint operation do not need to be remeasured if additional interests are acquired whilst retaining joint control. This is currently not expected to impact the consolidated financial statements of TLG IMMOBILIEN.

•	IFRS 14 permits an entity which is a first-time adopter of International Financial Reporting Standards to continue to account, with some limited changes, for “regulatory deferral account balances” in accordance with its previous GAAP. This applies both on its initial adoption of IFRS and in subsequent financial statements. Regulatory deferral account balances, and movements in them, are presented separately in the statement of financial position and statement of income and other comprehensive income (OCI). Additionally, specific disclosures are required. This is currently not expected to impact the consolidated financial statements of TLG IMMOBILIEN.

•	IFRS 15 (“Revenue from Contracts with Customers”) specifies how and when an IFRS reporter will recognise revenue from a contract with a customer. The standard governs the recognition of the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The standard prescribes a five-step model. Under this model, the contract with the customer is identified first, then any performance obligations are identified in the contract. The transaction price which the entity expects to receive for its services is then determined. This transaction price is then allocated to the performance obligations in the contract. Finally, revenue is recognised when the entity satisfies a performance obligation. The potential impact of IFRS 15 on the recognition of turnover in the TLG IMMOBILIEN Group is currently being analysed.

•	The amendments to IAS 16 and IAS 38 published in May 2014 clarify in particular that revenue may not be used as a basis to depreciate property, plant and equipment. This generally also applies to the amortisation of intangible assets; in this case, however, it is a rebuttable presumption. Additionally, the amendments clarify that reductions in the selling price of goods or services could indicate the existence of commercial obsolescence, which in turn could reflect a reduction in the economic benefits remaining in the asset necessary for production. This is currently not expected to impact the consolidated financial statements of TLG IMMOBILIEN.

•	The amendments to IAS 19 published in November 2013 provide clarification for IAS 19.93 in terms of the treatment of employee contributions to a defined benefit plan. This is not expected to impact the pension obligations of TLG IMMOBILIEN.

•	The amendments to IAS 27 restore the option to use the equity method in separate financial statements to account for investments in subsidiaries, joint ventures and associates. The amendments also clarify certain issues relating to outstanding balances with subsidiaries and joint operations. This is currently not expected to impact the consolidated financial statements of TLG IMMOBILIEN.

•	The interpretation of IFRIC 21 published in May 2013 clarifies at which time an entity recognises a liability for a levy imposed by a government. This is currently not expected to impact the consolidated financial statements of TLG IMMOBILIEN.

•	The IASB published “Annual Improvements to IFRSs 2010—2012 Cycle” in December 2012. They are the fifth collective standard for various amendments to six existing International Financial Reporting Standards. This is currently not expected to impact the consolidated financial statements of TLG IMMOBILIEN.

•	The IASB published “Annual Improvements to IFRSs 2011—2013 Cycle” in December 2013. They are the sixth collective standard for various amendments to four existing International Financial Reporting Standards. This is currently not expected to impact the consolidated financial statements of TLG IMMOBILIEN.

•	In September 2014, the IASB published its “Annual Improvements to IFRSs 2012—2014 Cycle” and amended four standards. The amendments concern IFRS 5 (“Non-current Assets Held for Sale and Discontinued Operations”), IFRS 7 (“Financial Instruments: Disclosures”), IAS 19 (“Employee Benefits”) and IAS 34 (“Interim Financial Reporting”). This is currently not expected to impact the consolidated financial statements of TLG IMMOBILIEN.

C.	PRINCIPLES OF CONSOLIDATION

1.	CONSOLIDATION METHODS

Subsidiaries

The consolidated financial statements of the TLG IMMOBILIEN Group include TLG IMMOBILIEN AG and all subsidiaries where TLG IMMOBILIEN AG is able to exert direct or indirect control. Subsidiaries are included as of the date on which TLG IMMOBILIEN AG first acquires control. TLG IMMOBILIEN AG acquires control once the following conditions have been met:

(1)	It has the power to control the relevant activities of the subsidiary

(2)	TLG IMMOBILIEN AG is exposed to variable returns from these subsidiaries

(3)	It is capable of influencing the variable returns with the control it possesses.

The initial application of IFRS 10 on 1 January 2014 did not lead to any changes in the basis of consolidation or consolidation methods of the TLG IMMOBILIEN Group.

Deconsolidation takes place as soon as TLG IMMOBILIEN no longer has control.

The financial statements of the subsidiaries were prepared on the same reporting date and using the same accounting and valuation methods as the financial statements of TLG IMMOBILIEN AG.

The capital consolidation takes place using the acquisition method, whereby the acquisition costs are offset against the equity proportional to the ownership interest on the acquisition date. Under the acquisition method, the equity of the acquired subsidiary is calculated as at the acquisition date, after considering the fair value of the identifiable assets, liabilities and contingent liabilities, deferred taxes and any goodwill on that date.

Non-controlling interests represent the part of the result and net assets which cannot be attributed to the shareholders of TLG IMMOBILIEN AG. Non-controlling interests are recognised separately in the consolidated statement of comprehensive income and in the consolidated statement of financial position. They are recognised in equity in the consolidated statement of financial position, separately from the equity attributable to the shareholders of the parent company.

All intercompany receivables and liabilities, income and expenses and profit or losses resulting from intercompany transactions are eliminated.

Associates and joint ventures

Associates are interests where the TLG IMMOBILIEN Group has significant influence over the company’s financial and business policies. The significant influence normally comes from TLG IMMOBILIEN AG directly or indirectly holding between 20% and 50% of the voting rights in that company and the relevant rebuttable presumption not being refuted. On the reporting date, no associates were included in the consolidated financial statements of TLG IMMOBILIEN. Joint ventures are companies which are directly or indirectly controlled by the TLG IMMOBILIEN Group together with another party.

Joint ventures are measured at equity. However, if the shares are classified as held for sale, they are measured in line with IFRS 5 instead.

When being measured at equity, when reported for the first time interests in joint ventures are recognised in the consolidated financial statements at their acquisition costs, adjusted to reflect any changes to the net assets of the joint venture and any impairments.

TLG IMMOBILIEN AG included a joint venture, Altmarktgalerie Dresden KG, in its consolidated financial statements up to its disposal in the 2013 financial year. Additionally, until they were disposed of in the 2014 financial year, two joint ventures were recognised under other long-term financial assets and measured at fair value due to their negligible significance to the net assets, financial position and results of operations of the Group or, if the fair value cannot be calculated with a sufficient degree of reliability for unquoted equity instruments, at their acquisition costs.

Please see section H.8 for the list of shareholdings.

2.	CHANGES IN THE GROUP

Number of fully consolidated subsidiaries	2014	2013
As at 01.01	4	4
Additions	1	—

As at 31.12	5	4

Number of joint ventures at equity	2014	2013
As at 01.01	—	1
Disposals	—	1

As at 31.12	—	—

The increase in subsidiaries in the 2014 financial year reflects the acquisition of 94.9% of the shares in EPISO Berlin Office Immobilien S.à r.l. (EPISO). Please see section C.3.

Please see section H.8 for the list of shareholdings.

3.	BUSINESS COMBINATIONS

With the notarised purchase agreement of 5 September 2014, TLG IMMOBILIEN AG acquired approximately 94.9% of the shares of EPISO, a company falling under Luxembourg law with headquarters in Luxembourg. Upon the transfer of the shares and with the necessary notarised appointment of the managing directors by TLG IMMOBILIEN AG on 30 September 2014 in line with Luxembourg law, TLG IMMOBILIEN AG acquired control of EPISO on 30 September 2014. With the notarised shareholders’ resolution of 30 September 2014 the name of the acquired company was changed to TLG FAB S.à r.l.

TLG FAB S.à r.l. is a real estate company and is the owner and operator of the office and retail building “Forum am Brühl” in Leipzig. The office and retail building, which was built in 1996/1997 with a lettable area of 26,500 square meters and which consists of two buildings, is located in the centre of Leipzig in direct proximity to the main station, the town centre and the central public transport stops. The office and retail areas have been let to over 30 mostly high-quality tenants with long-term contracts. The seller of the company shares is a holding company under Luxembourg law with headquarters in Luxembourg.

The consideration for the acquisition of the shares is comprised as follows:

in EUR k
Preliminary purchase price of the shares	14,958

Preliminary consideration for the acquisition of shares	14,958

As consideration for the acquisition of the shares, the preliminary purchase price—which may still vary slightly—was paid in full within the reporting period.

Furthermore, TLG IMMOBILIEN AG assumed loans receivable and settled the following liabilities due to financial institutions:

in EUR k
Acceptance of loans receivable of the current shareholder, from an affiliated company of the current shareholder and from an associate of the current shareholder	12,666
Settlement of the company’s liabilities due to financial institutions	19,260

Total	31,926

The loans of the current shareholder were accepted in exchange for payment of the loan amount to the current shareholder in the reporting period. The liabilities due to financial institutions were settled upon payment of the redemption amounts in the reporting period. Various processes of TLG FAB were adopted as part of the merger. As at 30 September 2014, the provisional values of the assets and liabilities assumed and measured at fair value were as follows, categorised by main groups:

in EUR k	2014
Investment property	50,000
Trade receivables	234
Other receivables and current assets	44
Cash and cash equivalents	901
Deferred tax assets	441

Total assets	51,620

Other non-current liabilities	1,710
Deferred tax liabilities	3,125
Trade payables	253
Other current liabilities	31,934

Total liabilities	37,022

Acquired net assets	14,598

The full goodwill method was applied to the calculation of goodwill. This method produces goodwill of EUR k 1,165, of which EUR k 59 is attributable to non-controlling interests, as illustrated by the table below:

in EUR k	2014
Preliminary purchase price of the shares	14,958
Acquired net assets of TLG	13,853
Difference between purchase price and acquired net assets	1,105
Goodwill attributable to the non-controlling interests of TLG FAB	59

Goodwill using the full goodwill method	1,165

Goodwill originates essentially as a correcting item to deferred tax liabilities.

The value that is attributable to the non-controlling interests is EUR k 805 and corresponds to the purchase price paid by the minority shareholder for the acquisition of the shares on 30 September 2014.

The fair value of the acquired receivables is EUR k 234. The fair value corresponds to the gross amount of the receivables.

Based on the current contractually agreed rents, TLG IMMOBILIEN expects rental income of approximately EUR k 3,274 in 2015.

Since 1 October 2014, the company has generated revenue of EUR k 1,148 and EBITDA, including measurement gains and losses, of EUR k 1,420 (of which EUR k 1,000 was the measurement result).

Had the company been fully consolidated on 1 January 2014, there would have been additional revenue of EUR k 3,054 and EBITDA of EUR k 836 in the consolidated financial statements of TLG IMMOBILIEN as of the date of initial consolidation.

In the third quarter, incidental acquisition costs of EUR k 200 were recognised through profit or loss under other operating expenses. Of this sum, EUR k 163 became cash items in the fourth quarter.

D.	EXPLANATION OF ACCOUNTING AND VALUATION METHODS

1.	INVESTMENT PROPERTY

Under investment property, TLG IMMOBILIEN recognises properties that are being retained in order to generate rental income or until they increase in value, and not for the purposes of owner occupation or sale over the normal course of business.

TLG IMMOBILIEN owns isolated properties which are partially owned-occupied and partially occupied by third parties, i.e. rented out. These mixed-use properties are accounted for separately if there is a legal way to partition the property and as long as neither the owner nor the third party occupies a negligible part.

Properties are transferred out of the investment property portfolio as soon as they start being used for a different purpose, as evidenced by the start of owner occupation or development with an intent to sell.

On the date of their addition, investment property is recognised at historical cost. As a result, the property is measured at fair value in line with the option provided by IAS 40 in conjunction with IFRS 13. IFRS 13.9 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value therefore generally implies the sale of an asset (the exit price). It corresponds to the (theoretical) price that would be paid to the (hypothetical) seller for a property on the measurement date, regardless of the company’s intent or ability to sell the asset.

The fair value is generally calculated on the basis of the highest and best use of the property as described in IFRS 13.27 et seq. This refers to the maximisation of the value of the property in so far as physically possible, legally permissible and financially feasible.

All changes to the fair values of the investment property are recognised through net profit or loss under net income/loss for the period.

The fair value of the investment property was calculated on the basis of a real estate valuation for 31 December 2014 and 31 December 2013, carried out by Savills Advisory Services GmbH in late 2014/early 2015 and in late 2013/early 2014. Project developments are recognised as investment property at fair value, whenever this can be reliably determined. With real estate, fair value can normally be determined when planning permission is granted.

The fair values of the properties held over the long term in order to generate rental income or for the purposes of appreciation were calculated using the discounted cash flow method in line with international standards. Under this method, the market value of a property is the sum of the discounted cash flows of a 10-year planning period—in standard practice—plus the discounted residual value of the property at the end of the planning period on the measurement date, which in turn is calculated on the basis of the sustainable cash flows from letting activities. Properties with negative cash flows (such as properties vacant in the long term) were measured using the liquidation value method (land value less demolition and restoration expenses, plus any remaining net income).

The value of undeveloped land (illustrated in the “Other properties” asset class in E.1) was calculated using the comparative value method after considering the standard land values assessed by local experts. If necessary, the multiple period excess earnings method was also applied in order to make the land values plausible.

Due to the limited availability of directly observable data and measurement parameters on the market, the complexity of real estate valuation and the level of specificity of real estate, the fair value measurement of investment property is categorised under Level 3 of the fair value hierarchy of IFRS 13.86 (measurements based on unobservable inputs).

In particular, the following unobservable inputs were used to measure the fair value:

Future rental income, based on the individual locations, types, sizes and quality of the properties, after considering the terms of ongoing rental agreements, other contracts or external indicators such as the market rent for similar properties;

Estimated vacancy rates based on current and predicted market conditions after the expiry of ongoing rental agreements;

Discount rates for the 10-year planning period which reflect current market estimations in terms of the uncertainty as to the amount and occurrence of future cash flows;

Capitalisation rates based on the individual locations, types, sizes and quality of the properties, after considering the market information available on the reporting date;

Residual values, especially based on assumptions as to future maintenance and reinvestment costs, vacancy rates, market rents and growth rates.

2.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are capitalised at historical cost and scheduled, straight-line depreciation is carried out based on the probable useful life. Subsequent cost is recognized if the value in use of the property, plant and equipment increases. The useful lives and any residual values are verified and, if necessary, adjusted on an annual basis.

Subsidies are deducted during the calculation of the acquisition costs.

The scheduled depreciation takes place at the same rate across the Group and over the following useful lives:

in years	2014	2013
Owner-occupied property	50-70	50-70
Technical equipment and machinery	8-13	8-13
Other operating and office equipment	3-13	3-13

Impairment tests are carried out on the carrying amounts of the property, plant and equipment as soon as there are indicators that the carrying amount of an asset has exceeded its recoverable amount. Property, plant and equipment is removed from the books either when disposed or when no economic benefit can be expected from its continued use or sale. The gain or loss resulting from the removal of the asset from the books is recognised through net profit or loss in the consolidated statement of comprehensive income.

3.	INTANGIBLE ASSETS AND GOODWILL

Intangible assets are capitalised at their acquisition cost. The intangible assets relate to software licences which have a finite useful life. After they are made available, the software licences are amortized over an expected useful life of three to five years.

Goodwill represents the debit difference between the acquisition costs of the shares and the fair value of the individual assets acquired and liabilities and contingent liabilities assumed. Goodwill resulting from the allocation of the purchase price is allocated to cash-generating units which will most likely derive value from the business combination. The goodwill is not amortized; it undergoes an annual impairment test instead. See section D.4 for details on the premise and execution of the impairment test by TLG IMMOBILIEN.

4.	IMPAIRMENTS OF NON-FINANCIAL ASSETS

In accordance with IAS 36, the Group carries out annual tests on intangible assets and property, plant and equipment to see whether an impairment loss is necessary or not. These tests determine if there are indicators of a possible impairment. If such indicators exist, the recoverable amount is calculated for the asset in question. This corresponds to the higher of the fair value less costs of disposal or the value in use. If the recoverable amount of an asset is lower than the carrying amount, a valuation allowance is immediately recorded on the asset through net profit or loss.

In the financial year it was not necessary to carry out an impairment test on property, plant and equipment or intangible assets with a finite useful life as no indicators of impairment existed.

For goodwill acquired through the acquisition of companies and businesses, TLG IMMOBILIEN carries out the impairment test on an annual basis at the end of the financial year and also whenever there are indicators of possible impairment.

As part of the impairment test, the goodwill acquired by a business combination is allocated to every single cash-generating unit which will most likely profit from the synergy created by the merger. If the carrying amount of the cash-generating unit, including the goodwill allocated to it, should exceed its recoverable amount, the difference must be deducted from the goodwill allocated to that cash-generating unit. Reversal of an impairment loss for goodwill is prohibited. If the impairment of the cash-generating unit exceeds the carrying amount of the goodwill allocated to it, the additional impairment loss must be recognised by the proportional reduction of the carrying amounts of the assets allocated to the cash-generating unit. In this context, however, an asset may not fall below its fair value less costs of disposal, its value in use (if measurable) or zero.

The goodwill of EUR k 1,164 resulting from the acquisition of EPISO and TLG FAB S.à r.l. was subjected to an impairment test on 31 December 2014, in line with the rules of IAS 36. All of the goodwill was allocated to the cash-generating unit “TLG FAB”.

The impairment test was carried out on the basis of the value in use of the cash-generating unit “TLG FAB”. The value in use was derived from estimated future cash flows. These are based on the 1-year plan of TLG IMMOBILIEN for that specific cash-generating unit, as well as on estimations by the management for 4 more years (a 5-year detailed planning period overall) and the estimated terminal value. The estimations are primarily based on fixed contractual cash flows, experience from previous years and external forecasts on developments on the real estate market.

For the development of the net cash flows after five years, a sustainable annual increase of 1.0% was assumed in order to estimate the final value; in the view of TLG IMMOBILIEN, this does not exceed the forecast average market growth.

A discount rate of 4.30% after tax (5.90% before tax) was used in the calculation of the value in use based on a CGU-weighted cost of capital.

In particular, the following premises on which the calculation of the value in use is based are plagued by estimation uncertainty:

Forecast cash flows: the plan is based on fixed contractual cash flows, experience from previous years and external forecasts on developments on the real estate market, after considering the specific circumstances of the cash-generating unit “TLG FAB”. If the free cash flow is reduced by 6.0% in the final year of the detailed planning period, the value in use will correspond to the net carrying amount.

Discount rate: the discount rate was calculated based on assumed weighted average costs of capital for the sector. If the discount rate after taxes is increased to 4.48% or 6.17% before taxes respectively, the value in use will correspond to the net carrying amount.

Sustainable growth rate: the estimation of the forecast sustainable growth rate is based on external sector-specific market analyses. If the growth rate falls to 0.80%, the value in use will correspond to the net carrying amount.

Essentially, goodwill originates from the nominal amount of deferred tax liabilities in accordance with IAS 12.

The net carrying amount of the cash-generating unit “TLG FAB”, which underwent an impairment test on 31 December 2014, amounts to EUR k 51,822 including the goodwill allocated to it. Of this amount, EUR k 51,000 is attributable to the property “Forum am Brühl” in Leipzig, which was accounted for at fair value. In accordance with IAS 36.105, the carrying amount of the various assets cannot be reduced below each asset’s fair value less costs of disposal.

5.	OTHER FINANCIAL ASSETS

Generally, the Group accounts for financial assets on the trading day. In accordance with IAS 39, affiliates which have not been consolidated due to their lack of significance have been categorised as “held-for-sale financial assets” for measurement purposes. Held-for-sale financial assets are measured at fair value on the reporting date or, if the fair value cannot be reliably determined, at cost.

6.	RECOGNITION OF LEASES AS THE TENANT

Leased assets which are the economic property of the TLG IMMOBILIEN Group (finance leases in the sense of IAS 17) are capitalised under non-current assets at the lower of the present value of the lease instalments or the fair value of the leased property and undergo scheduled, straight-line depreciation. The depreciation period is the shorter of the term of the lease or useful life. Whenever ownership of the asset transfers to TLG IMMOBILIEN at the end of the contractual term, the depreciation period corresponds to the useful life. A liability is recognised in the amount of the present value of the payment obligations arising from the future lease instalments. In subsequent periods, it is reduced by the redemption component in the lease instalments.

Leases where the TLG IMMOBILIEN Group has no economic ownership are categorised as operating leases. The expenses resulting from such contracts are recognised through profit or loss when the leased objects are used.

7.	RECOGNITION OF LEASES AS THE LESSOR

Under IAS 17, rental agreements for the properties are to be categorised as operating leases as the significant risks and opportunities in connection with the property remain with the TLG IMMOBILIEN Group.

The income from operating leases is recognised as net operating income from letting activities in the statement of comprehensive income across the term of each contract.

8.	INVENTORIES

Inventories include land and buildings intended to be sold as part of the normal course of business. This can exceed a period of 12 months. Upon their acquisition, inventories are measured at historical cost. On the reporting date, inventories are measured at the lower of historical cost or net realisable value. The net realisable value comprises the estimated sale proceeds that can be achieved in the normal course of business, less the estimated costs accrued until completion and the estimated necessary selling expenses.

See section D.21 for the treatment of borrowing costs.

9.	RECEIVABLES AND OTHER ASSETS

Trade receivables and other assets are recognised at fair value plus transaction costs when they are first added to the statement of financial position. The subsequent measurement is at amortised cost.

Past experience and individual risk evaluations are used to factor in potential risks of default by means of reasonable valuation allowances after considering the expected net cash flows.

10.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash, demand deposits, other short-term, highly liquid financial assets with an original term of up to 3 months and overdrafts. Exploited overdrafts are recognised in the statement of financial position under current liabilities due to financial institutions. Deposits which are not freely disposable are recognised under financial assets if they cannot be recognised under cash and cash equivalents.

11.	ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

The item “Assets classified as held for sale” can contain individual non-current assets as well as groups of assets (disposal groups) or business operations (discontinued operations) if a disposal is considered highly probable within the next 12 months. Furthermore, assets are only classified in line with IFRS 5 if, in their present condition, they can be immediately disposed of at a standard and acceptable price for the sale of such assets. In practice, these criteria on individual investment properties are considered met if a notarised purchase contract exists on the reporting date, even if the transfer of benefits and encumbrances is due to take place in a subsequent period.

Liabilities which are being disposed of together with the planned sale are a component of the disposal group or discontinued operation, and are also disclosed separately.

In accordance with IFRS 5, the assets classified as held for sale are measured at the lower of their carrying amount or fair value. Investment property recognised under non-current assets classified as held for sale is measured at fair value in line with IAS 40.

Non-current assets and disposal groups classified as held for distribution to owners are recognised in the same way as non-current assets classified as held for sale and liabilities.

12.	LIABILITIES DUE TO FINANCIAL INSTITUTIONS

When first included in the statement of financial position, liabilities due to financial institutions are recognised at fair value after considering transaction costs, premiums and discounts. In this regard, the fair value on the date the loan was granted corresponds to the present value of the future payment obligations on the basis of a congruent market interest rate in terms of risk and duration.

They are subsequently measured at amortised cost using the effective interest method. The effective interest rate is determined on the date the financial debt arises. Changes to the amounts or dates of interest and repayments of the liability shall result in the remeasurement of the carrying amount of the liability in the amount of its present value and on the basis of the original effective interest rate. Differences between this and the previous carrying amount of the liability are recognised through net profit or loss. If such changes should result in substantially different terms in the sense of IAS 39.AG 62, the original liability is treated as if it were fully repaid in line with IAS 39.40. It is then recognised as a new liability and measured at fair value.

13.	PENSION PROVISIONS

Pension provisions result from obligations towards employees. Obligations arising from defined benefit plans are measured using the projected unit credit method. This method factors in the known pensions and earned credits toward future pension payments on the reporting date, as well as the expected future increases in salaries and pensions. The 2005G mortality tables published by Dr Klaus Heubeck serve as a biometric basis.

The pension scheme in the Group involves both defined contributions and defined benefits. The amount of the pension benefits under the defined benefit plans is based on the years of service that can be taken into account and the agreed pension component.

The Employers’ Retirement Benefits Act (BetrAVG) forms the regulatory framework in Germany; pension increases are therefore based on the inflation rate. Some commitments have a guaranteed interest rate of 1.0% p.a., in which case no other trend is recognised. TLG IMMOBILIEN bears the actuarial risks such as the longevity risk, the interest risk and the inflation risk. TLG IMMOBILIEN is not exposed to any other plan-specific risks.

The remeasurement component in conjunction with the defined benefit plans, which include factors such as actuarial gains and losses from adjustments and changes to actuarial assumptions based on past experience, is reported under other comprehensive income (OCI) in the period in which it arises and then in equity under accumulated reserves.

No past service cost had to be recognized in either the reporting year or the previous year.

The interest rate effect contained in the pension expenses is recognised under interest expenses in the consolidated statement of comprehensive income. The service cost is recognised under personnel expenses.

14.	OTHER PROVISIONS

Other provisions are formed when the TLG IMMOBILIEN Group is under a legal or constructive obligation resulting from a past event which is likely to give rise to an outflow of economic benefits, the amount of which it can reliably determine. They are recognised at their expected settlement value.

Long-term provisions are recognised at their discounted settlement value on the reporting date—if material—on the basis of risk-free interest rates befitting their terms.

15.	DERIVATIVE FINANCIAL INSTRUMENTS

In the TLG IMMOBILIEN Group, derivative financial instruments are used to cover interest rate risks from real estate financing. Derivative financial instruments are recognised at fair value. Changes in the fair values of the derivative financial instruments are recognised through net profit or loss as long as there is no hedging relationship in the sense of IAS 39.

Derivative financial instruments recognised as hedging instruments cover future cash flows which are characterised by uncertainty. The TLG IMMOBILIEN Group is exposed to a risk in connection with the amount of future cash flows, especially with regard to liabilities due to financial institutions with variable interest rates. Therefore, changes to the fair value are broken down into an effective and an ineffective part. Effectiveness is determined using the dollar offset method. The effective part is the part of the measurement result which represents an effective hedge against the cash flow risk in the statement of financial position. The effective part is recognised directly to equity in other reserves (under other comprehensive income (OCI)), after accounting for deferred taxes.

The ineffective part of the measurement gains and losses is included in the statement of comprehensive income and recognised under net interest. The amounts recognised in equity are always transferred to the statement of comprehensive income if results in connection with the underlying transaction start affecting net profit or loss (recognised in net interest). If the hedging relationship is terminated prematurely, the amounts recognised in equity are recognised through net profit or loss if results in connection with the existing underlying transaction start affecting net profit or loss. If the underlying transaction ceases to exist, the amounts that are still in other comprehensive income (OCI) are immediately recognised through net profit or loss.

16.	FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of the financial instruments are determined on the basis of corresponding market values or valuation methods. For cash and other current primary financial instruments, the fair values correspond approximately to the carrying amounts on the statement of financial position on each key date.

With regard to non-current receivables and other assets and liabilities, fair value is determined on the basis of the expected cash flows using the applicable reference interest rates on the reporting date. The fair values of derivative financial instruments are calculated on the basis of the reference interest rates plus their own risks and the counterparty risk on the accounting date.

For derivative financial instruments measured at fair value, fair value is generally calculated using the prices on the corresponding markets and stock exchanges. If no market or stock exchange prices are available, the fair value is measured using standard valuation methods after considering instrument-specific market parameters. The fair value is calculated using the discounted cash flow method, whereby individual credit ratings and other market conditions are taken into account in the form of conventional liquidity spreads when calculating the present value.

The relevant market prices and interest rates observed on the reporting date—and obtained from recognised external sources—are used as input parameters for the valuation models when calculating the fair value of derivative financial instruments. As a result, the derivative financial instruments are categorised under Level 2 of the fair value hierarchy of IFRS 13.72 et seq. (measured on the basis of observable inputs/market data). See also section H.1.

17.	DETERMINATION OF FAIR VALUE

Under IFRS 13, fair value is the price obtained from selling an asset or paid for transferring a liability on the principal market or, where no principal market exists, the most advantageous market. The fair value is to be calculated using measurement parameters as inputs which are as close to the market as possible. The fair value hierarchy categorises the inputs used in valuation techniques into three levels, based on their proximity to the market:

Level 1: The (unadjusted) quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2: Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly (i.e. the price) or indirectly (i.e. derived from the price)

Level 3: Measurement parameters based on unobservable inputs for the asset or liability

If the inputs used to measure fair value are categorised into different levels of the fair value hierarchy, the fair value measurement is categorised in its entirety in the level of the lowest level input that is significant to the entire measurement.

The company checks for transfers between the levels at the end of each financial year. As in the previous year, there were no transfers between the various input levels in the 2014 financial year.

The fair value calculation of investment property is categorised under Level 3 of the measurement hierarchy of IFRS 13.86 (measurement on the basis of unobservable input factors). We refer to the explanations on the measurement of investment property in sections D.1 and E.1. See sections D.15 and H.1 in connection with the measurement of derivative financial instruments.

In summary, the fair value hierarchy and carrying amounts are as follows for the 2014 financial year:

in EUR k	Level 1	Level 2	Level 3
Other non-current financial assets	—	2,475	—
Investment property	—	—	1,489,597
Derivative financial instruments with positive fair value	—	—	—
Liabilities due to financial institutions[1]	—	770,447	—
Derivative financial instruments with negative fair value	—	17,814	—

1	The fair value of liabilities due to financial institutions has been calculated solely for disclosure in the notes.

Fair value hierarchy for the 2013 financial year:

in EUR k	Level 1	Level 2	Level 3
Investment property	—	—	1,414,691
Derivative financial instruments with positive fair value	—	15	—
Liabilities due to financial institutions[1]	—	626,227	—
Derivative financial instruments with negative fair value	—	18,788	—

1	The fair value of liabilities due to financial institutions has been calculated solely for disclosure in the notes.

18.	RECOGNITION OF INCOME AND EXPENSES

Net operating income from letting activities where the property’s rental agreement or lease is classified as an operating lease is recognised on a straight-line basis over the term of the contract. Rental concessions are recognised through profit or loss, under total income from letting activities, over the term of the rental agreement or lease.

Furthermore, the net operating income from letting activities contains income from the recharging of operating costs, in so far as the rechargeable costs and the amount of income can be reliably determined and the services have been rendered.

Net income from the disposal of property is recognised once the significant risks and opportunities associated with the property have transferred to the acquirer. The economic transfer of ownership can generally be implied once the essential ownership and operational management rights, as well as the power of disposal, have transferred to the purchaser. Turnover is not realised as long as there are still major performance obligations, yield guarantees or a right to return on the part of the purchaser.

Operating expenses are recognised through profit or loss when the service is rendered or on the date of their accrual.

Interest is recognised as income or as an expense as accrued.

Dividends are collected on their date of distribution, in which regard the period of distribution is normally the same as the period in which a legal claim arises.

19.	GOVERNMENT GRANTS

Government grants are recognised only when there is sufficient certainty that the grant will be received and that the entity will comply with the conditions attached to the grant. The grant is recognised as income over the period necessary to match them with the costs they are intended to compensate on a systematic basis.

Investment subsidies are grants intended to facilitate the acquisition or creation of an asset. The TLG IMMOBILIEN Group deducts them from the historical cost of the asset. The grants are recognised pro rata by reducing depreciation over the useful life of the asset, provided that the asset is subject to scheduled depreciation.

Ongoing subsidies intended to cover maintenance, rental and expenditure are recognised through profit or loss. They are recognised under other operating income.

The redemption loans and low-interest loans are property loans and are recognised as liabilities due to financial institutions. Both come with advantages over standard loans, such as low interest rates or interest or principal repayment holidays. They are generally recognised at their present value based on the market interest rate when they were taken out. The difference is recognised in a deferral account that is amortised to expenses from the loan repayment on a straight-line basis over the remaining term of the loan.

20.	CURRENT AND DEFERRED TAXES

Income taxes represent the sum of current and deferred taxes.

Current tax expenses are determined on the basis of the taxable income for the year. The taxable income differs from the net income from the consolidated statement of comprehensive income due to income and expenses which are tax-deductible, untaxable or taxable in later years. The liabilities and provisions of the Group for current taxes are calculated on the basis of the current tax rates.

Deferred taxes are recognised for the differences between the carrying amounts of the assets and liabilities in the consolidated financial statements and the corresponding taxable values as part of the calculation of taxable income. Deferred tax liabilities are generally recognised for all taxable temporary differences; deferred tax claims are recognised in so far as it is likely that taxable gains exist for which the deductible temporary differences can be used. Deferred tax claims also include reductions in tax resulting in subsequent years from the expected use of existing taxable loss carry-forwards (or similar items) and whose realisation is ensured with a sufficient degree of certainty. Furthermore, deferred taxes are recognised for outside basis differences if the criteria are met.

Deferred tax liabilities and claims are calculated on the basis of the tax rates (and tax legislation) which are expected be in force when the liability is settled or the asset is realised. The tax regulations passed by the German Bundestag and Bundesrat and those in force on the reporting date are used as a reference. The measurement of deferred tax claims and liabilities reflects the tax consequences which would result from the way the Group expects to settle the liability or realise the asset on the reporting date.

Current or deferred taxes are recognised in profit or loss unless they relate to items recognised in other comprehensive income or directly in equity. In such a case, the current and deferred taxes are also to be recognised in other comprehensive income (OCI) or directly in equity.

Deferred tax claims and deferred tax liabilities are offset if the Group has an enforceable legal claim to offset actual tax refund claims against its actual tax liabilities and if the deferred tax claims and liabilities concern income tax which will be collected by the same tax office and which concerns the same tax subject.

21.	BORROWING COSTS

If so-called “qualifying assets” exist, borrowing costs are capitalised if they are significant.

22.	MAJOR ACCOUNTING JUDGEMENTS AND ESTIMATES

The application of accounting and valuation methods requires the management to make assumptions and estimates which will influence the carrying amounts of the recognised assets, liabilities, income and expenses, as well as the disclosure of contingent liabilities.

However, the inherent uncertainty of these judgements and estimates could lead to events which will necessitate adjustments to the carrying amounts or disclosure of certain assets and liabilities in the future.

This applies to the following issues in particular:

•

The measurement of investment property: The expected cash flows, the presumed vacancy rate, the discount rate and the capitalisation rate in particular represent significant measurement parameters. Items are measured using the discounted cash flow method, whereby future cash flows are discounted to the reporting date. These estimations contain judgements as to the future. Given the number of properties in question and their geographical distribution, individual measurement uncertainties generally cancel one another out statistically.

The measurements are made by an external valuation expert on the basis of publicly available market data (e.g. property market reports from committees of valuation experts, data published by the institute of housing, property, urban and regional development (InWIS)) as well as on the basis of the extensive knowledge of the TLG IMMOBILIEN Group in each regional sub-market.

Please see E.1 for more details.

The following general judgements and estimates also exist, yet these are of lesser significance:

•	For assets that are to be disposed of, an entity must determine whether or not they can be sold in their present condition and if their sale can be considered highly probable in the sense of IFRS 5. If this is the case, the assets—and any associated liabilities—are to be recognised and measured as assets and liabilities classified as held for sale.

•	With regard to property, the entity must determine whether these are to be allocated to inventories or investment property based on the intended use.

•	Buildings involving partial own use are generally to be accounted for separately in accordance with IAS 16 and IAS 40, provided that the area occupied by the owner or third party is not negligible.

•	Recognition and measurement of pension provisions: Provisions for pensions and similar obligations are determined by means of actuarial calculations. This calculation is carried out using assumed interest rates, mortality tables and future pension increases.

•	Recognition and measurement of other provisions: In terms of accounting for and measuring other provisions, there are uncertainties as to future price increases and when and how likely it is that the provision will be utilised, and to what amount.

•	Recognition of deferred tax assets: These are accounted for if it is likely that future tax benefits will be recognised. The actual taxable results in future financial years and the actual usability of deferred tax assets might deviate from the estimation on the date the deferred taxes were capitalised.

•	Impairment test on goodwill: An impairment test determines whether goodwill has fallen in value. The recoverable amount required for this test is calculated by determining the value in use and/or the fair value. The calculation is based on a number of judgements, such as growth rates or the discount rate.

•	Share-based payment: IFRS 2 requires an entity to measure costs arising from the provision of equity instruments to employees at the fair value of the instruments on the date they were granted. The most suitable method for estimations to be made must be determined; this process is partially based on judgements.

More information on judgements and estimations that have been made is provided with the disclosures on the various items. All judgements and estimations are based on the circumstances and evaluations on the reporting date.

Additionally, realistic expectations of the future economic situation in the sectors and regions in which the TLG IMMOBILIEN Group is active were factored into the Group’s estimation of the future course of business. Although the management assumes that the judgements and estimates used are reasonable, unforeseeable changes to these judgements could affect the financial position, cash flows and results of operations of the Group.

23.	CAPITAL MANAGEMENT

Capital management at TLG IMMOBILIEN is intended to ensure the financial resources required for the survival of the company as a going concern and to ensure its ability to meet its debts as they fall due. Furthermore, the financial policies of the Group are designed to generate income for the shareholders and allow for the annual distribution of a dividend. The Group strives to increase its overall value. This holistic capital management strategy has not changed since the previous year.

As is standard in the sector, capital management is gauged by the net debt-to-equity ratio. The net debt-to-equity ratio is the ratio between net debt and the fair value of the investment property. The net debt is determined by subtracting cash and cash equivalents from liabilities due to financial institutions.

In the current financial year as in previous years, the Group aims to continue securing access to debt at reasonable financing costs whilst not exceeding a reasonable debt ratio.

As at 31 December 2014 the debt-to-equity ratio was as follows compared to the previous year:

in EUR k	31/12/2014	31/12/2013
Investment property	1,489,597	1,414,691
Advance payments on investment property	5,912	2,707
Owner-occupied properties	12,921	16,464
Non-current assets classified as held for sale	21,991	17,817
Inventories	1,477	13,385

Real estate	1,531,898	1,465,064

Liabilities due to financial institutions	770,447	626,227
Cash and cash equivalents	152,599	138,930

Net debt	617,848	487,298

Net LTV	40.3%	33.3%

In the table above, the assets classified as held for sale only concern investment property.

The net LTV in the group is 40.3% and increased by 7.0 percentage points compared to the previous year. The capital management goals were achieved in the reporting year.

24.	SEGMENT REPORTING

The business activities of TLG IMMOBILIEN revolve around the letting and operational management of its portfolio of commercial real estate. Its business activities also involve the exploitation of market forces by acquiring and disposing of properties in order to optimise its real estate portfolio.

As part of internal reporting, these activities are allocated to the segment of letting and operational management of the company’s real estate portfolio.

Therefore, in line with the criteria of IFRS 8, a single reportable segment which encompasses the operative activities of the Group was identified. Reports on this segment are regularly submitted to the main decision-makers. The main decision-makers only determine the allocation of resources for this one segment and are responsible for verifying its earning power. The main decision-maker of TLG IMMOBILIEN is the Management Board.

Revenue is generated by a large number of tenants. In this context, turnover equal to more than 10% of the total revenue was generated by one client. Of the total revenue, EUR k 17,777 (2013: EUR k 17,539) is attributable to this client.

E.	NOTES ON THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

1.	INVESTMENT PROPERTY

The carrying amount of the investment property developed as follows in the 2014 and 2013 financial years:

in EUR k	31/12/2014	31/12/2013
Carrying amount as at 01.01	1,414,691	1,511,726

Acquisitions	43,082	3,591
Additions from business combinations	50,000	—
Capitalisation of construction expenses	12,320	36,396
Reclassification as assets held for sale	-86,635	-209,259
Reclassification as property, plant and equipment	-25	—
Reclassification from property, plant and equipment	3,470	—
Fair value adjustment	52,694	72,237

Carrying amount as at 31.12	1,489,597	1,414,691

TLG IMMOBILIEN’s portfolio strategy is focused on the retail and office asset classes, as well as on hotels with long-term leases in certain prime inner-city locations, particularly in Berlin and Dresden. While the office portfolio is intended to be largely limited to Berlin, Dresden, Leipzig and Rostock, the retail portfolio—which is dominated by food retail properties in the retail foodstuffs sector—is more broadly distributed. Decisions pertaining to acquisitions and disposals of properties and to pending investments are subject to the stated principles of the portfolio strategy.

In line with the growth-based corporate strategy, three attractive office properties in Berlin and Leipzig with a total investment volume of EUR k 93,082 were added to the office portfolio in 2014 (previous year: EUR k 3,591, 2 properties). After all project development properties during the previous year were handed over to facility management as at 31 December 2013, further expansion work was performed in 2014. The decline in project development activities is reflected in the amount capitalised for construction expenses of EUR k 12,320 (2013: EUR k 36,396).

EUR k 86,635 (2013: EUR k 209,259) was reclassified as assets held for sale in keeping with the portfolio strategy.

As in 2013, persistently favourable market conditions made it possible in particular to sell a number of inner-city development plots at attractive prices, with the result that 66.0% of the total fair value adjustment in 2014 of EUR k 52,694 (previous year: EUR k 72,237) related to assets held for sale. Properties reclassified as assets held for sale also included all sales conducted during the year, which had first been reclassified as assets held for sale and then sold off.

The fair values of investment property were as follows, broken down by valuation method and by asset class as at 31 December 2014. Prepayments on these properties are not included here; they are recognised separately in the statement of financial position.

Portfolio overview by asset class

	Investment properties	Discount rate			Capitalisation rate
	in EUR k	Min. in %	Max. in %	Average (weighted by gross present value) in %	Min. in %	Max. in %	Average (weighted by net sales price) in %
Investment properties as at 31/12/2014

Valuation method = discounted cash flow (DCF)
Retail properties	663,347	3.75	15.00	6.09	5.50	33.00	8.12
Office properties	547,145	4.00	12.00	5.26	4.00	15.00	6.86
Hotel properties	191,415	4.75	6.00	5.09	6.25	6.50	6.46
Other properties	69,887	3.75	12.00	7.00	4.00	25.00	10.92

Total (DCF method)	1,471,794	3.75	15.00	5.68	4.00	33.00	7.54

Valuation method = liquidation method (LM)
Retail properties	5,740	4.75	4.75	4.75	—	—	—
Office properties	230	7.50	7.50	7.50	—	—	—
Other properties	11,833	5.00	9.50	5.58	—	—	—

Total (liquidation method) (LM)	17,803	4.75	9.50	5.34	—	—	—

Total	1,489,597				—	—	—

Multiplier net rental	12.58

Investment properties as at 31/12/2013

Valuation method = discounted-Cashflow (DCF)
Retail properties	655,994	5.00	15.00	6.25	5.50	25.00	8.16
Office properties	447,308	4.00	12.00	5.54	4.00	20.00	7.12
Hotel properties	185,611	5.00	6.25	5.61	6.25	6.75	6.48
Other properties	73,697	5.00	14.00	7.86	6.00	30.00	11.46

Total (DCF method)	1,362,610	4.00	15.00	6.01	4.00	30.00	7.76

Valuation method = liquidation method (LM)
Retail properties	24,500	5.00	7.50	5.78	—	—	—
Office properties	450	7.50	7.50	7.50	—	—	—
Other properties	27,131	3.00	8.00	5.07	—	—	—

Total (liquidation method) (LM)	52,081	3.00	8.00	5.43	—	—	—

Total	1,414,691

Multiplier net rental	12.68
As at 31 December 2014, the fair value of investment property totalled EUR k 1,489,597 (31/12/2013: EUR k 1,414,691). At EUR k 1,395,907 as at 31 December 2014, the properties which were in the portfolio on both 1 January and 31 December 2014 (base portfolio with no acquisitions or reclassifications) represent 94.0% of the value of the portfolio.

The 2.4% change in the value of the properties which were in the portfolio on both 1 January and 31 December 2014 (base portfolio) in comparison to 31 December 2013 is based on positive market developments, especially in Berlin, the reduction in the EPRA Vacancy Rate and the continuous increase in effective rents. Whereas the strategic portion of the base portfolio in question—which corresponds to 94.0% (2013: approximately 90.0%) of the entire portfolio—increased in value by 2.0% (2013: 5.3%), the value of the non-strategic portfolio increased by 8.1% (2013: -2.1%). The positive change in the value of the non-strategic portfolio is essentially based on the increase in the value of inner-city development sites in Berlin which are intended for a quick sale.

With a fair value of EUR k 1,471,794 as at 31 December 2014 (31/12/2013: EUR k 1,362,610), the properties measured using the discounted cash flow method represent 98.8% (31/12/2013: 96.3%) of the portfolio.

These overviews present the measurement gains and losses of undeveloped land under the header “Liquidation method” in the “Other properties” asset class. As at 31 December 2014, the fair value of undeveloped land was EUR k 8,881 (31/12/2013: EUR k 17,894) and it represented 0.6% (31/12/2013: 1.3%) of the total portfolio of investment property.

The fair value of the properties (with the exception of undeveloped land) measured using the liquidation method was EUR k 8,922 as at 31 December 2014 (31/12/2013: EUR k 34,187), which represents 0.6% of the portfolio (31/12/2013: 2.4%).

No significant changes were made to the valuation methods or models in the reporting period.

The calculation of the fair value by the independent expert was based on the following rental data on each reporting date:

Portfolio overview by asset class

	Investment properties EUR k	EPRA vacancy rate in %	Average effective rent[1] EUR/sqm	Proportion of temporary rental agreements in %	WALT temporary rental agreements Years
Investment properties as at 31/12/2014

Valuation method = discounted cash flow (DCF)
Retail properties	663,347	1.1	9.72	97.6	6.9
Office properties	547,145	7.0	9.39	91.9	5.6
Hotel properties	191,415	1.1	13.85	99.3	16.1
Other properties	69,887	10.1	3.49	78.8	5.9

Total (DCF method)	1,471,794	3.9	8.5	94.1	7.4

Valuation method = liquidation method (LM)
Retail properties	5,740	—	2.56	100.0	1.5
Office properties	230	—	—	—	—
Other properties	11,833	—	2.65	80.2	2.1

Total (liquidation method) (LM)	17,803	—	2.66	87.9	1.8

Total	1,489,597	3.9	8.41	94.1	7.4

Investment properties as at 31/12/2013

Valuation method = discounted cash flow (DCF)
Retail properties	655,994	1.6	9.55	97.7	7.7
Office properties	447,308	9.4	8.59	89.8	5.7
Hotel properties	185,611	4.5	13.74	99.9	17.4
Other properties	73,697	13.6	3.25	75.5	5.0

Total (DCF method)	1,362,610	5.7	7.92	93.3	8.0

Valuation method = liquidation method (LM)
Retail properties	24,500	—	4.46	100.0	3.9
Office properties	450	—	—	1.2	0
Other properties	27,131	—	2.32	72.0	1.8

Total (liquidation method) (LM)	52,081	—	3.63	90.3	3.4

Total	1,414,691	5.6	7.81	93.2	8.0

1	Effective rent per sqm of rented space, including owner occupancy by TLG IMMOBILIEN as at the reporting date; not including rental agreements starting in the future

The investment property featured an average EPRA Vacancy Rate of 3.9% on the reporting date, 31 December 2014 (31/12/2013: 5.6%). The further development of the EPRA Vacancy Rate is based on the location and attributes of each property. In general, retail and hotel properties can still be expected to have a lower vacancy rate than on 31 December 2014. The EPRA Vacancy Rate of office properties is expected to fall and the rate of other properties is not expected to undergo any significant change.

At 8.41 EUR/sqm (31/12/2013: 7.81 EUR/sqm) the average effective rent (including owner occupation by TLG IMMOBILIEN AG) improved by 7.7.%. At 7.4 years, the WALT (weighted average lease term) is lower than the previous year’s 8.0 years. Rental agreements which have been concluded but which do not commence until after the reporting date have not been disclosed on the reporting date. The future development of the rental income was forecast on the basis of individual assumptions made in the planning period. In doing so, rental income from ongoing rental agreements was differentiated from rental income from new rental agreements due to expected fluctuations. In the detailed planning period, the market rent increases at a specific rate on an annual basis. Overall, rental income is expected to increase moderately in the planning period.

Furthermore, as at the reporting date TLG IMMOBILIEN assumes that future fluctuations in fair value will not be caused by factors at the discretion of TLG IMMOBILIEN. Such factors include the discount and capitalisation rates used as part of the measurement in particular.

In addition to the calculation of the market value, a sensitivity analysis of changes to the discount and capitalisation rates was carried out. If the discount and capitalisation rates on which the measurement of the property is based were to rise or fall by 0.5 percentage points, this would result in the following values on 31 December 2014:

in EUR k	Investment properties in %	Discount rate
		-0.5%	0.0%	+0.5%
31/12/2014
Valuation method = discounted cash flow (DCF)
Capitalisation rate	-0.5	1,592,354	1,534,764	1,479,934
	0.0	1,525,984	1,471,794	1,419,944
	+0.5	1,469,524	1,417,454	1,368,024
Valuation method = liquidation method[1] (LM)
Capitalisation rate	0.0	18,020	17,803	17,680

Total[1]
Capitalisation rate	-0.5	1,610,374	1,552,567	1,497,614
	0.0	1,544,004	1,489,597	1,437,624
	+0.5	1,487,544	1,435,257	1,385,704

31/12/2013
Valuation method = discounted cash flow (DCF)
Capitalisation rate	-0.5	1,473,730	1,419,610	1,368,450
	0.0	1,413,660	1,362,610	1,314,110
	+0.5	1,362,360	1,313,590	1,267,110
Valuation method = liquidation method[1] (LM)
Capitalisation rate	0.0	53,110	52,081	51,650

Total[1]
Capitalisation rate	-0.5	1,526,840	1,471,691	1,420,100
	0.0	1,466,770	1,414,691	1,365,760
	+0.5	1,415,470	1,365,671	1,318,760

1	No sensitivity analysis is carried out for the capitalisation rate under the liquidation method

The following qualitative sensitivities exist with regard to a change in the other significant inputs and their impact on the fair value: An increase in rental income will lead to an increase in the value of the investment property. Likewise, an increase in the residual value will lead to an increase in the value of the property. An increase in the EPRA Vacancy Rate will lead to a decrease in the value of the property.

The following receivables arising from minimum lease instalments are expected in the next few years under the ongoing agreements as of 31 December 2014:

in EUR k	31/12/2014	31/12/2013
Due within 1 year	110,144	104,849
> 1 and 5 years	345,522	330,256
> after 5 years	366,733	418,930

Total	822,399	854,035

Contingent rent of EUR k 162 (2013: EUR k 247) was received in the 2014 financial year.

The majority of the investment property is encumbered with collateral rights for loans. The properties are generally freely disposable. Financed properties are normally secured by mortgages and are the subject of assignments of rights and claims arising from sales contracts. If a property is sold, the finance arrangement is dissolved by means of an unscheduled repayment.

2.	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Property, plant and equipment and intangible assets developed as follows:

in EUR k	Owner- occupied properties	Technical equipment and machinery	Operating and office equipment	Intangible assets	Goodwill	Total
2014
Historical costs
as at 1/1/2014	17,103	2,728	5,769	7,098	5,823	38,520
Additions	201	167	114	245	1,164	1,892
Reclassifications under IAS 40	-3,470	1,944	1	—	—	-1,524
Disposals	—	72	273	36	—	381

as at 31/12/2014	13,834	4,768	5,611	7,307	6,987	38,506

Cumulative depreciation and amortisation
as at 1/1/2014	639	2,023	5,175	6,226	5,823	19,886
Additions	274	155	210	597	—	1,236
Reclassifications under IAS 40	—	1,903	—	—	—	1,903
Disposals	—	36	271	36	—	343
as at 31/12/2014	913	4,045	5,114	6,787	5,823	22,682

Net carrying amount as at 31/12/2014	12,921	723	497	520	1,164	15,824

2013
Historical costs
as at 1/1/2013	17,040	2,749	7,124	6,922	5,823	39,658
Additions	63	40	61	193	—	356
Disposals	—	61	1,416	17	—	1,494

as at 31/12/2013	17,103	2,728	5,769	7,098	5,823	38,520

Cumulative depreciation and amortisation
as at 1/1/2013	343	1,933	6,196	5,456	5,823	19,750
Additions	296	125	253	787	—	1,461
Disposals	—	35	1,273	17	—	1,325
as at 31/12/2013	639	2,023	5,175	6,226	5,823	14,064

Net carrying amount as at 31/12/2013	16,464	705	593	872	—	18,634

The properties used by the owner and measured under IAS 16 were reclassified as investment property due to a decrease in the area used by the owner in 2014.

3.	OTHER FINANCIAL ASSETS

The other financial assets are classified as follows:

in EUR k	31/12/2014	31/12/2013
Other loans	2,475	—
Restricted bank deposits	652	4,236
Sundry other financial assets	328	842

Total	3,456	5,077

Restricted bank balances mainly comprise deposits pledged to cover bank guarantees.

All the other loans (2013: EUR k 124 included in sundry other financial assets) are non-current; the remaining other financial assets are current.

4.	TRADE RECEIVABLES

The following table provides an overview of the trade receivables of the Group:

in EUR k	31/12/2014	31/12/2013
Trade receivables, gross	18,201	18,586
Allowances	-5,650	-7,019

Trade receivables, net	12,552	11,567
of which from letting activities	4,167	6,079
of which from the disposal of property	7,019	3,219
of which other trade receivables	1,365	2,269

The trade receivables are all short term.

See section I.1 for more details on valuation allowances and collateral received.

5.	OTHER RECEIVABLES AND ASSETS

The other receivables and assets comprise the following:

in EUR k	31/12/2014	31/12/2013
Accruals and deferrals	2,936	118
Receivables from other taxes	95	80
Prepayments	16	17
Accruals and deferrals from rental incentives granted	8,432	8,423
Receivables from recharged IPO costs	9,800	—
Sundry other assets	499	492

Total	21,778	9,129

The accruals and deferrals include negative start values from interest rate derivative financial instruments which are reversed over the term of the hedging instrument. The accruals and deferrals from rental incentives essentially comprise rent-free periods and subsidies for original hotel equipment.

The receivables from the recharging of IPO costs concerns the proportional assumption of the costs by existing shareholders.

EUR k 13,346 of the other receivables and assets is short term, the rest is long term (2013: EUR k 707).

6.	INVENTORIES

The inventories are classified as follows:

in EUR k	31/12/2014	31/12/2013
Land with completed buildings	412	2,724
Undeveloped land	1,065	3,981
Other unfinished buildings	—	6,680

Total	1,477	13,385

The following table contains more information on inventories:

in EUR k	2014	2013
Amount of inventories recognised as expenses in the reporting period	18,799	13,660
Amount of inventories held for more than one year	1,477	1,582

The reductions in all the items are in line with the company’s strategy of disposing of properties that are not relevant to its strategy. As at 31 December 2014, the portfolio essentially consisted of only undeveloped land intended for residential properties.

As at 31 December 2014, EUR k 0 has been provided as collateral for loans (2013: EUR k 6,680).

7.	CASH AND CASH EQUIVALENTS

The cash and cash equivalents comprise the following on the reporting dates in question:

in EUR k	31/12/2014	31/12/2013
Bank balances	152,590	138,909
Cash on hand	10	21

Total of cash and cash equivalents	152,599	138,930

Bank balances are subject to variable interest rates for callable loans. Short-term deposits are made for a range of periods of up to three months.

8.	ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

In line with IFRS 5, only the assets for which management has committed to a plan to sell, the sale of which is highly probable within 12 months of classification as held for sale and which are being actively marketed for sale, are recognised as assets classified as held for sale on the reporting dates, 31 December 2014 and 31 December 2013.

Assets classified as held for sale

in EUR k	31/12/2014	31/12/2013
Investment property	21,991	17,817

Total of assets classified as held for sale	21,991	17,817

The carrying amounts of the assets classified as held for sale and the corresponding liabilities developed as follows:

in EUR k	2014	2013
Carrying amount as at 01.01	17,817	—
Reclassification from investment property	86,635	209,259
Disposal through the sale of land and buildings	-82,460	-191,442

Carrying amount as at 31.12	21,991	17,817

The results from the disposal of assets classified as held for sale are recognised under results from the disposal of investment property in the statement of comprehensive income.

9.	EQUITY

At the extraordinary general meeting of TLG IMMOBILIEN AG, Berlin, on 22 October 2014, the Management Board of TLG IMMOBILIEN AG was authorised, with the consent of the Supervisory Board, to increase the share capital of the company by up to EUR 30,651,163 until 21 October 2019 by issuing up to 30,651,163 new no-par value bearer shares in exchange for cash and/or in-kind capital contributions, either at once or in several stages. The authorisation to increase the share capital in accordance with Article 6 of the Articles of Association, resolved on by the general meeting on 25 September 2014 and valid until 24 September 2019, is rendered null and void by the introduction of the new authorised capital. By resolution of the extraordinary general meeting of TLG IMMOBILIEN AG, Berlin, on 22 October 2014, Article 6 (Authorised Capital) of the Articles of Association was amended accordingly.

The subscribed capital of the company totalled EUR k 61,302 on the reporting date (31/12/2013: EUR k 52,000). Following the capital increase in exchange for cash contributions on 22 October 2014, the company’s share capital of EUR k 52,000, divided into 52,000,000 registered ordinary shares with a theoretical par value of EUR 1.00, was increased by EUR k 9,302 to EUR k 61,302 by the issue of 9,302,326 no-par bearer shares. The shares issued in October 2014 have a theoretical par value of EUR 1.00 and entitlement to dividends from 1 January 2014. By resolution of the extraordinary general meeting of TLG IMMOBILIEN AG, Berlin, on 22 October 2014, Article 4 (Share Capital) of the Articles of Association was amended accordingly.

The capital reserves amount to EUR k 343,003 (31/12/2013: EUR k 410,249). The changes (EUR k 67,245) resulted from an additional contribution of EUR k 90,698 to the capital reserves as part of the IPO of TLG IMMOBILIEN AG, an additional contribution of EUR k 3,596 to the capital reserves from share-based payment to the management, a distribution of EUR k 158,547 to the shareholders and the offsetting of the equity transaction costs of EUR k 2,993, which were recognised directly in equity with no impact on earnings.

The retained earnings increased by EUR k 14,182 to EUR k 354,074 (31/12/2013: EUR k 339,939). This resulted from the net income for the year of EUR k 88,588 attributable to the shareholders of the parent company, as well as the distributions to the shareholders which reduced the retained earnings by EUR k 74,453.

Under § 58(2) of the German Stock Corporation Act (AktG) in conjunction with § 270(2) HGB, the Management Board of TLG IMMOBILIEN AG deposited an amount equal to 50% of the parent company’s net income (EUR 25.4 mn) into other retained earnings when preparing the financial statements.

The accumulated other reserves comprise actuarial gains and losses of EUR k 1,934 (31/12/2013: EUR k 1,028) and accumulated fair value adjustments of derivative financial instruments in cash flow hedges of EUR k 11,050 (31/12/2013: EUR k 124).

The deferred taxes are distributed under accumulated other reserves as follows:

in EUR k	Before deferred taxes	Deferred taxes	After deferred taxes
1/1/2014 – 31/12/2014
Group net income	118,022	-29,371	88,650
Fair value adjustments for interest rate derivatives in cash flow hedges	-15,800	4,874	-10,926
Actuarial gains and losses	-1,310	404	-906

Comprehensive income	100,911	-24,093	76,818

1/1/2013 – 31/12/2013
Group net income	108,942	-9,810	99,132
Fair value adjustments for interest rate derivatives in cash flow hedges	-180	56	-124
Actuarial gains and losses	-33	10	-23

Comprehensive income	108,729	-9,744	98,985

10.	LIABILITIES DUE TO FINANCIAL INSTITUTIONS

Besides scheduled and unscheduled repayments, the liabilities due to financial institutions developed as follows due to the company’s financing activities:

The loan liability assumed from the shareholders in 2013 within the framework of a distribution and debt-discharging arrangement and valued at EUR k 74,929 on 31 December 2013, was repaid in full in 2014.

Furthermore, loans were valued at EUR k 256,214 in the 2014 financial year (2013: EUR k 252,511). All loans were taken out by TLG IMMOBILIEN AG.

The liabilities were generally secured by the provision of physical securities, the assignment of rights arising from the rental agreements and the pledging of shareholdings. The overwhelming majority of the properties in the portfolio serve as collateral.

Essentially, a bullet loan of EUR k 17,681—which matures in 2015—and the repayments to be made in 2015 were recognised as payable within one year as at 31 December 2014. Essentially, the residual balance of the loan of EUR k 74,929 assumed from the shareholders, project financing of EUR k 16,065 and loan repayments to be made in 2014 were recognised as payable within one year as at 31 December 2013.

The liabilities due to financiall instituitons have the following remaining terms:

in EUR k	31/12/2014	31/12/2013
Due within 1 year	39,345	113,225
Due after more than 1 year	731,102	513,002

11.	PENSION PROVISIONS

There are pension obligations towards (former) executives and managing directors who began working for the company between 1991 and 2001.

As at 31 December 2014, EUR k 3,543 of the present value of the performance obligation is attributable to the group of former scheme members and EUR k 4,698 is attributable to the group of pensioners and their surviving dependents. The average term of the commitments to the managing directors is 15.18 years. The company expects payments of EUR k 256 under pension schemes to be made in 2015 (previous year: EUR k 280).

The pension provisions for defined benefit plans are calculated on the basis of actuarial assumptions in accordance with IAS 19. The following parameters were applied in the financial year:

in %	2014	2013
Discount rate	1.80	3.10
Rate of pension progression[1]	2.00	2.00

1	Some commitments have a guaranteed interest rate of 1% p.a., in which case no other trend is recognised

The 2005G mortality tables published by Dr Klaus Heubeck were used for the biometric assumptions.

For the defined benefit plans, the expenses in the financial years are broken down as follows:

in EUR k	2014	2013
Service cost	34	34
Interest expense	211	210

Total	245	244

The present value of the pension obligations developed as follows in the corresponding periods:

in EUR k	2014	2013
Present value of the obligations as at 01.01	6,931	6,888
Current service cost	34	34
Interest expense	211	210
Pension payments rendered by the employer directly	-245	-234
Actuarial gains/losses	1,310	33

Present value of the obligations as at 31.12	8,241	6,931

The new actuarial loss resulting from the adjustment of the discount rate this financial year was recognised in other comprehensive income (OCI). Of this amount, a gain/loss of EUR k -81 (2013: EUR k 33) is attributable to adjustments made in the current year based on past experience and a gain/loss of EUR k 1,391 (2013: 0) is attributable to changes to financial assumptions. Overall, the accumulated other reserves comprise actuarial losses of EUR k 2,797 (2013: EUR k 1,487).

Expenses of EUR k 880 (2013: EUR k 994) for defined contribution plans arose in the current year. These essentially consist of contributions to the statutory pension scheme.

Based on the obligations accounted for on the reporting dates, a change to the individual parameters would have had the following impact on the present value of the obligation if the other assumptions had remained constant.

Sensitivity analysis for 2014:

	Change to the assumption in %	Increase in the assumption EUR k	Decrease in the assumption EUR k
2014
Discount rate	1.00	7,137	9,618
Rate of pension progression[1]	0.50	8,656	7,861

2013
Discount rate	0.50	6,496	7,412
Rate of pension progression	0.50	7,084	6,789

1	Some commitments have a guaranteed interest rate of 1% p.a., in which case no other trend is recognised

Increases and decreases in the discount rate, pension trends or mortality do not cause the same absolute amount of difference in the calculation of the pension provisions. If several assumptions are changed at once, the total amount does not necessarily have to correspond to the sum of the individual effects resulting from the changes to the assumptions. Furthermore, the sensitivities only reflect a change to the pension provisions for the specific magnitude of each change to the assumptions (e.g. 0.5%). If the magnitude of the change is different to that assumed, this will not necessarily have a linear impact on the amount of the pension provisions.

12.	OTHER PROVISIONS

The other provisions developed as follows in the financial year:

in EUR k	1/1/2014	Contribution	Utilisation	Release	31/12/2014
Provisions for personnel expenses from restructuring plan	2,845	—	2,845	—	—
Provisions for litigation risks	12,871	1,267	6,972	2,083	5,084
Sundry other provisions	477	293	155	8	607

Total	16,193	1,560	9,971	2,090	5,691

Provisions for personnel expenses from the restructuring plan are based on the restructuring measures implemented by the company in 2013 and corresponding staff cuts in 2013 and 2014. The restructuring measures were essentially complete as at 31 December 2014. The provisions were utilised in full.

In order to cover the risk of losing ongoing court cases, TLG IMMOBILIEN has formed provisions in the amount of the claims it expects. The majority of the provisions was formed for legal disputes in connection with the reclaiming of subsidies by a public bank. The provisions for litigation risks fell considerably in 2014 as a result of utilisation and releases.

13.	DEFERRED TAXES

The deferred tax assets and liabilities result from the following temporary differences and taxable loss carry-forwards:

in EUR k	31/12/2014		31/12/2013
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Investment property and owner-occupied property	2,873	162,197	2,167	89,000
Property, plant and equipment	590	—	628	—
Intangible assets	49	—	58	—
Financial assets	—	—	—	—
Other assets	2,696	2,805	937	4,468
Pension provisions	1,224	—	627	—
Other provisions	56	12	—	—
Financial liabilities	5,481	1,196	5,801	860
Other liabilities	1,126	774	1,710	2,191

Total of temporary differences	14,095	166,983	11,927	96,519
Loss carry-forwards	5,431	—	—	—
OBD	—	—	—	—

Total of deferred taxes before offsetting	19,526	166,983	11,927	96,519
Offsetting	16,520	16,520	8,379	8,379

Disclosure after offsetting	3,006	150,463	3,548	88,139

The deferred tax assets and liabilities before offsetting are expected to be realised as follows:

in EUR k	2014	2013
Deferred tax assets
realised after more than 12 months	16,169	3,480
realised within 12 months	3,357	8,447

Total of deferred tax assets	19,526	11,927

Deferred tax liabilities
realised after more than 12 months	165,987	89,000
realised within 12 months	996	7,519

Total of deferred tax liabilities	166,983	96,519

The sum of temporary differences associated with investments in subsidiaries and interests in joint ventures which will not be reversed in the foreseeable future in the sense of IAS 12.39 and for which no deferred taxes were recognised amounts to EUR k 468 (2013: EUR k 7,205). No deferred taxes were accounted for on outside basis differences.

14.	LIABILITIES

The liabilities are classified as follows:

in EUR k	31/12/2014	31/12/2013
Trade payables	13,876	14,573
Total other liabilities	13,896	19,520
Liabilities to employees	3,806	2,346
Prepayments received	3,183	465
Other taxes	1,364	1,620
Liabilities from recharged purchase prices	0	5,522
Investment grants	1,788	2,418
Liabilities to tenants	858	1,200
Sundry other liabilities	2,896	5,948

Total liabilities	27,772	34,093

The liabilities have the following remaining terms:

in EUR k	31/12/2014	31/12/2013
Up to 1 year	26,260	30,709
1 – 5 years	984	3,384
More than 5 years	528	0

The trade payables generally remained constant in comparison to the previous year. Of the EUR k 1,788 in investment grants, EUR k 1,512 is long term.

The increase in liabilities to employees is based on higher obligations including overtime and bonuses.

The prepayments received concern the disposal of investment properties.

The liabilities from recharged purchase prices as at 31 December 2013 comprise purchase prices received for properties disposed of by TLG IMMOBILIEN AG on behalf of the joint owners BEDIG AG i. L. and the state of Berlin.

The investment grants comprise received subsidies which are realised pro rata in net profit or loss over the term of the rental agreement.

Liabilities to tenants comprise credit differences between the annual invoices for service charges and the excess provisional payments by the tenants.

F.	NOTES ON THE CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

1.	NET OPERATING INCOME FROM LETTING ACTIVITIES

Net operating income from letting activities fell slightly (EUR k -5,987). Smaller properties were disposed of and high-quality individual properties were acquired as part of the portfolio optimisation process. The high-quality additions to the portfolio have not yet had a full effect on the net operating income from letting activities. This can be expected to happen in 2015.

The expenses from letting activities stand in direct correlation with net income as well as—in some cases—the vacancy rates of the properties, and fell slightly. The increase in other purchased services essentially results from expenses for recovery of rent arrears and actions for eviction (EUR k 411), for market valuations for measurement/disposal purposes (EUR k 542) and from project and site development (EUR k 795).

2.	RESULT FROM THE REMEASUREMENT OF INVESTMENT PROPERTY

The result from the remeasurement of investment property was positive, due mainly to the persistently favourable market conditions in the 2014 financial year. The change in value was primarily driven by the positive market trends, the falling EPRA Vacancy Rate and the continuous growth in effective rents.

The result from the remeasurement of investment property included EUR k 32,095 (2013: EUR k 14,180) attributable to properties classified as non-current assets classified as held for sale.

See section E.1 for more details.

3.	OTHER OPERATING INCOME

Other operating income developed as follows in the reporting periods in 2014 and 2013:

in EUR k	2014	2013
Reversal of provisions/liabilities and valuation allowances	1,867	9,525
Insurance indemnification	1,737	1,013
Income from the disposal of subsidiaries	117	0
TAG/TLG WOHNEN agency contract	640	1,629
Tenant maintenance contribution	503	677
Subsidies for environmental and contaminated land remediation	136	279
Derecognition of liabilities	0	1,765
Income from previous years	431	1,453
Income from recharged IPO costs	9,800	0
Sundry other income	1,608	2,345

Total	16,839	18,687

In 2013, the reversals of provisions/liabilities and valuation allowances included special effects such as income of EUR k 5,403 from the reversal of real estate transfer tax. Additionally, under an agreement with the creditor, interest provisions of EUR k 2,993 for the liabilities from recharged purchase prices were reversed.

The income from subsidies for environmental and contaminated land remediation was paid by national institutions as reimbursements of expenses incurred.

The income from recharged IPO costs results from the obligation of the existing shareholders to cover a portion of the IPO expenses incurred by TLG IMMOBILIEN AG in October 2014.

4.	PERSONNEL EXPENSES

Personnel expenses were as follows in the 2013 and 2014 financial years:

in EUR k	2014	2013
Salaries	10,199	12,777
Social security contributions and pension expenses	1,879	2,482
Bonuses	1,188	1,279
Severance packages	496	6,856
Share-based payment components under IFRS 2	3,596	0

Total	17,358	23,394

The decrease in expenses for salaries, social security contributions and bonus payments was attributable primarily to the decline in the employee headcount in connection with the restructuring measures.

The settlement expenses which, for example, were accrued by the reconciliation of interests of 7 March 2013 on the basis of the social plan of 1 November 2011 fell sharply for 2014.

Expenses for a share-based payment component for members of the management board were recognised in the first time in the 2014 financial year, in line with IFRS 2. See also section H.4.

5.	DEPRECIATION, AMORTISATION AND IMPAIRMENTS

Depreciation, amortisation and impairments developed as follows in the financial year and in the comparative period:

in EUR k	2014	2013
Amortisation of intangible assets	597	787
Depreciation of land, land rights and buildings	274	296
Depreciation of technical equipment and machinery	155	125
Depreciation of other equipment and office and operating equipment	210	253

Total	1,236	1,461

6.	OTHER OPERATING EXPENSES

Other operating expenses were recognised as follows in the 2014 and 2013 financial years:

in EUR k	2014	2013
Impairments of receivables	1,828	1,883
Consultancy and audit fees	10,924	1,998
General IT and administrative expenses	1,729	2,836
Impairments of inventory	0	840
Ancillary office costs	767	852
Corporate advertising	526	525
Vehicle and travel expenses	462	452
Other taxes	279	132
Other	1,521	2,043
Reversal of provisions/liabilities	-2,318	-3,748

Total	15,717	7,812

The increase in consultancy costs correlates to the preparation for, and execution of, the IPO and the restructuring of the company. A total of EUR k 9,800 for the sale of existing shares was covered by the shareholders.

The reduction in general IT and administrative expenses was brought about by cost-cutting measures.

The item “Other” essentially comprises losses from impairments of property, plant and equipment, the costs of further training and selling expenses.

“Reversal of provisions/liabilities” contains accrued invoices and provisions from the previous year for other expenses which proved to be less costly than anticipated.

7.	NET INTEREST

Net interest is broken down as follows:

in EUR k	2014	2013
Interest income from bank balances	-353	-465
Interest income from late-payment penalties and waivers	-227	-175
Other interest income	-40	-12

Total interest and similar income	-620	-652

Interest expenses for interest rate derivatives	4,025	6,996
Interest on loans	18,035	28,620
Interest expense from pension provisions	211	210
Other interest expenses	2,037	214

Total interest and similar expenses	24,308	36,039

Net interest expenses	23,688	35,387

The decrease in interest on loans essentially results from the full repayment of a loan taken over from the shareholders in the previous year and refinancing it at more favourable rates (see also section E.10).

The interest expense for interest rate derivatives was lower, particularly due to the fact that in March 2014 existing interest rate derivatives were reversed and then replaced by derivatives at lower rates.

8.	GAIN/LOSS FROM THE REMEASUREMENT OF DERIVATIVE FINANCIAL INSTRUMENTS

In the 2014 financial year, there were expenses of EUR k 2,129 from marking derivative financial instruments to market (2013: income of EUR k 6,899). The expenses from these market value adjustments were essentially based on reversed interest rate derivative financial instruments in 2014.

There was no ineffectiveness in the derivative financial instruments designated as hedging instruments in the 2014 financial year.

9.	INCOME TAXES

The tax expense/income can be broken down as follows:

in EUR k	2014	2013
Current income tax	1,548	37,220
Prior-period income taxes	-35,378	260
Deferred taxes	65,459	9,810

Tax expense/income	31,629	47,290

The income in 2014 of EUR k 35,378 from income taxes from other periods resulted from the formation of a tax deductible reserve in accordance with § 6b of the German Income Tax Act (EStG).

The expected (notional) expenses for income taxes can be reconciled to the income taxes reported in the statement of comprehensive income as follows:

in EUR k	2014	2013
IFRS earnings before taxes	120,279	146,423

Group tax rate in %	30.77	30.88

Expected income taxes	37,010	45,215

Special trade tax regulations	209	671
Tax rate fluctuations	-347	—
Tax expenses for previous years	4,750	260
Tax-free income (2014: reserve under § 6b)	-3,003	759
Non-deductible operating expenses	1,091	409
Recognition of loss carry-forwards/ interest carried forward from previous years	-5,599	—
Unrecognised current income taxes in 2014	-350	—
Income tax reimbursement claims from 2013	-2,234	—
Other tax effects	102	-24

Effective income taxes in the statement of comprehensive income	31,629	47,290

Effective tax rate in %	26.30	32.30

The tax rate used to calculate the income tax computation is based on the current and—given the current legal situation—future corporate income tax rate of 15.0% (2013: 15.0%) and the solidarity contribution of 5.5% (2013: 5.5%) of the defined corporation tax less any credit. The trade tax multiplier for Berlin and the regions in which TLG IMMOBILIEN has business premises was 427.00% for the financial year (2013: 430.32%). After considering the collection rate and the base amount of trade tax of 3.5% (2013: 3.5%), the trade tax rate is therefore 14.945% (2013: 15.06%). The domestic tax rate on which the deferred taxes and expected (notional) tax expenses of the Group are calculated is therefore 30.77% in the reporting year (2013: 30.875%).

The deferred tax assets and liabilities before offsetting developed as follows as at the reporting date:

in EUR k	2014	2013
Deferred tax assets at the start of the reporting year	11,927	22,923
Change (in net profit or loss)	2,321	-11,062
Change recognised in equity	5,278	66

Deferred tax assets at the end of the reporting year	19,526	11,927

Deferred tax liabilities at the start of the reporting year	96,519	97,771
Change (in net profit or loss)	67,339	-1,252
Change recognised in equity	3,125	—

Deferred tax liabilities at the end of the reporting year	166,983	96,519

Deferred tax assets which are recognised directly to equity result from actuarial losses for pension obligations and hedge accounting reserves.

For more details on the deferred taxes reported in the statement of financial position, see section E.13.

10.	EARNINGS PER SHARE

The earnings per share are calculated by dividing the net income/loss for the period attributable to the shareholders by the weighted average number of ordinary shares in circulation within the reporting period.

	2014	2013
Net income attributable to the shareholders in EUR k	-88,588	-99,132
Average weighted number of shares issued in thousand[1]	53,794	52,000
Undiluted earnings per share in EUR	-1.65	-1.91
Diluting effect of share-based payment in thousand	12.7	—
Number of shares with a diluting effect in thousand	53,806	—
Diluted earnings per share in EUR	-1.65	—

1	Before the company became an Aktiengesellschaft, on 5 September 2014, it was a limited liability company (GmbH). Therefore, for the purposes of comparison, the value of the issued shares is the value that would have existed if the company had always been an Aktiengesellschaft with the same number of shares.

The share-based payment rendered to the Management Board has a diluting effect based on the service already delivered. The number of shares on the reporting date was increased by 12.7 thousand shares to a total of 53,806 thousand shares. For more information on share-based payments see section H4 and the Compensation Report.

G.	DISCLOSURES ON THE CONSOLIDATED CASH FLOW STATEMENT

The consolidated cash flow statement reports the changes in the cash funds recognised in the statement of financial position through cash inflows and outflows in accordance with IAS 7.

In this regard, cash flows are broken down into cash flow from operating activities, cash flow from investing activities and cash flow from financing activities. In line with IAS 7.18(b), cash flows from operating activities are derived from earnings before tax (EBT) using the indirect method. The cash flows from investing activities and cash flows from financing activities are determined based on cash receipts and payments.

The cash funds contain the recognised cash and cash equivalents, therefore also cash in hand and bank balances. Please see section E.7.

As an output of the calculation of cash flows from operating activities, earnings before tax (EBT) fell compared to the previous year. Overall, however, the net cash flows from operating activities increased by EUR k 6,698 as the interest paid fell by EUR k 9,823.

The cash flows from investing activities comprise cash investments and disposals. These cash flows fell by EUR k 241,430 to EUR k -20,538 in the 2014 financial year. The change is essentially based on significantly lower cash inflows from disposals of property, plant and equipment and long-term financial assets and increased acquisitions of investment property in comparison to the 2013 financial year. Additionally, a consolidated company was acquired in 2014 which reduced the cash flows from investing activities. This essentially includes the payment of the preliminary purchase price of EUR k 14,958 and the reversal of liabilities of EUR k 31,926. See also section C.2.

In terms of debt capital, the cash flows from financing activities contains disbursements to repay existing loans (2014: EUR k 109,540; 2013: EUR k 429,333). In contrast, the inflows from new loans remained almost entirely constant in comparison to the previous year. In equity, cash receipts of EUR k 100,000 from the issue of capital were recognised in 2014 in connection with the IPO of TLG IMMOBILIEN AG. In 2014, disbursements to shareholders resulted in liquidity pressure of EUR k 233,000. Overall, in 2014 the cash flows from financing activities increased by EUR k 170,003 to EUR k 13,674 compared to the previous year.

H.	OTHER INFORMATION

1.	DISCLOSURES RELATING TO FINANCIAL INSTRUMENTS

Explanation of measurement categories and classes

The following table presents the financial assets and liabilities by measurement category and class. Hedge derivative financial instruments are also accounted for, although they do not belong to any of the measurement categories of IAS 39. Additionally, to facilitate reconciliation to the statement of financial position, non-financial liabilities are presented as well, even though they are not subject to IFRS 7:

	Measurement category in accordance with IAS 39	Measurement at amortised cost		Measured at fair value	No measurement category under IAS 39	No financial instruments under IAS 32	Total
in EUR k		Carrying amount	Fair value	Carrying amount	Carrying amount	Carrying amount	Carrying amount
2014
Other non-current financial assets	LaR	2,475	2,542				2,475
Trade receivables	LaR	12,552	12,552				12,552
Other current financial assets	LaR	981	981				981
Derivative financial insruments[1]	FAHfT			0			0
Cash and cash equivalents	LaR	152,599	152,599				152,599

Total financial assets		168,607	168,674	0	0	0	168,607

Liabilities due to financial institutions[2]	FLaC	770,447	819,243				770,447
Trade payables	FLaC	13,876	13,876				13,876
Derivative financial instruments[1]	FLHfT			0	17,814		17,814
Other liabilities	FLaC	13,896	4,185			9,712	13,896

Total financial liabilities		798,219	837,304	0	17,814	9,712	816,033

2013
Other non-current financial assets	AfS	124	N/A				124
Trade receivables	LaR	11,567	11,567				11,567
Other current financial assets	LaR	4,953	4,953				4,953
Derivative financial isntruments[1]	FAHfT			15			15
Cash and cash equivalents	LaR	138,930	138,930				138,930

Total financial assets		155,574	155,449	15	0	0	155,589

Liabilities due to financial institutions[2]	FLaC	626,227	640,477				626,227
Trade payables	FLaC	14,573	14,573				14,573
Derivative financial instruments[1]	FLHfT			18,608	180		18,788
Other liabilities	FLaC	19,520	11,983			7,537	19,520

Total financial liabilities		660,321	667,033	18,608	180	7,537	679,109

Categorisation of underlying inputs for fair value measurement in accordance with IFRS 13.93(b) and IFRS 13.97:

1	Derivative financial instruments: Level 2 with in the fair value hierarchy (measured on the basis of observable inputs/market data)
2	Liabilities due to financial institutions: Level 2 with in the fair value hierarchy (measured on the basis of observable inputs/market data)

The “Other long-term financial assets” class includes a granted loan as an item which is categorised as LaR. In the previous year, this class contained shares in companies that were not fully consolidated. These instruments were carried at amortised cost since there was no quoted price available for them on an active market and it was not possible to reliably determine their fair value. All shares in companies that were not fully consolidated were disposed of in 2014.

The carrying amounts of cash and cash equivalents, trade receivables, other financial assets, trade payables and other liabilities, corresponded to the fair values as at the reporting date for the most part, as they have short remaining terms.

Net results by measurement category

Under IFRS 7.20(a), the net gains and losses from derivative financial instruments are to be disclosed for every measurement category of IAS 39. This does not include the effects on earnings of derivative financial instruments in hedging relationships as these must be presented under the terms of separate standards and are therefore not attributable to any of the measurement categories of IAS 39.

The net results of financial instruments were as follows, broken down by the various measurement categories of IAS 39:

in EUR k		2014	2013
Loans and receivables	LaR	-659	-30
Available-for-sale financial assets	AfS	-117	3
Financial assets held for trading (at fair value through profit or loss)	FAHfT	0	218
Financial liabilities held for trading (at fair value through profit or loss)	FLHfT	2,960	-121
Financial liabilities measured at amortised cost	FLaC	20,072	28,833

Total		22,255	28,904

The net result of the “Loans and receivables” measurement category comprises net interest from liquid funds, valuation allowances and reversals of impairments resulting from the reversal of valuation allowances for rent receivable and the amortisation of rent receivable. Of the total, EUR k 620 (2013: EUR k 652) is contained in interest income.

The net result of the “Financial assets held for trading” measurement category comprises the net interest and expenses for derivative financial instruments (except those designated hedging instruments) and the results from the measurement of these derivative financial instruments at market value.

The net result of the “Financial liabilities measured at amortised cost” measurement category comprises interest expenses for ongoing debt service and the results from the repayment of loans, which are also recognised under interest expenses.

Principles of financial risk management

As part of its business activities, the TLG IMMOBILIEN Group is exposed to a variety of financial risks. In particular, these are the interest rate risk, the liquidity risk and the inherent risk of default in rental agreements and sales. These risks are independent types of risk which are under constant, systematic observation via the existing risk management system. They are assigned to executives in the various fields of the company who are responsible for their identification, monitoring, reporting, management and control. This method ensures a degree of congruence between the nature of the risk and the field of responsibility. A risk manual—which is updated continuously—governs the identification, monitoring, reporting, management and control of these and other corporate risks. Risk management is integrated into management accounting department at headquarters.

Default risks

The risk that a business partner—essentially tenants and purchasers of property—will be unable to meet its contractual payment obligations, thus causing the TLG IMMOBILIEN Group to suffer a loss, is known as the risk of default. Credit checks are carried out in order to control the risks of default.

Default risks exist primarily for trade receivables. The TLG IMMOBILIEN Group does not consider itself exposed to a significant credit risk with any of its contractual partners. The concentration of the credit risk is limited by the broad, heterogeneous customer base. Bad debt risks are minimised by the careful selection of contractual partners supported by professional credit checks. Additionally, standard hedging instruments such as guarantees, fixed charges, suretyships, letters of comfort, deductions and deposits are used. If necessary, valuation allowances are carried out for receivables.

The creditworthiness of contractual partners is monitored continuously. If a contractual partner’s creditworthiness should deteriorate significantly, the company will endeavour to remove the corresponding items from the statement of financial position as quickly as possible. The company will then not enter into any new items with such contractual partners.

The bank balances of TLG IMMOBILIEN AG are fully protected against the risk of bank failure by the protection schemes of German banks. TLG IMMOBILIEN AG regularly checks the banks’ membership in, and the coverage afforded by, the protection schemes.

The highest possible default risk is therefore the carrying amount of the financial assets, not including the value of received securities or other risk-reducing agreements. No guarantees were issued for subsidiaries or associated companies.

The following table shows the financial assets which were impaired on the reporting date:

	Carrying amount before allowances	Allowances	Residual carrying amount
31/12/2014
Trade receivables	18,201	-5,650	12,552
Other financial assets	3,522	-67	3,456

Total	21,724	-5,716	16,007

31/12/2013
Trade receivables	18,586	-7,019	11,567
Other financial assets	5,134	-57	5,077

Total	23,720	-7,076	16,644

Collateral exists for the gross trade receivables (essentially rent deposits of approximately EUR 5.2 mn (previous year: EUR 4.6 mn)) which can be used to offset outstanding receivables if the legal requirements are met.

The allowances were as follows in the 2014 financial year:

in EUR k	1/1/2014	Contribution	Utilisations	Reversals	31/12/2014
Trade receivables	7,019	1,467	-971	-1,866	5,650
Other financial assets	57	12	0	-1	67

Total	7,076	1,479	-971	-1,867	5,717

The allowances were as follows in the same period in 2013:

in EUR k	1/1/2013	Contribution	Utilisations	Reversals	31/12/2013
Trade receivables	8,386	1,621	-1,862	-1,127	7,019
Other financial assets	52	7	0	-2	57

Total	8,438	1,628	-1,862	-1,129	7,076

Additionally, the table below presents the age structure of the financial assets that were past due but not individually impaired as at the reporting date.

in EUR k	Carrying amount	of which neither impaired nor past due as at the reporting date	of which past due but not impairedas at the reporting date
			< 90 days	90 – 180 days	> 180 days
31/12/2013
Trade receivables	11,567	2,022	143	34	865
Other financial assets	5,077	4,395	26	6	19

Total	16,644	6,417	169	40	884

31/12/2014
Trade receivables	12,552	265	258	243	904
Other financial assets	3,456	919	45	0	0

Total	16,007	1,184	304	243	904

Neither impaired nor past due receivables are considered to be recoverable.

Offsetting of financial assets and financial liabilities

The following financial assets and financial liabilities are subject to offsetting:

Financial assets

in EUR k	31/12/2014	31/12/2013
Trade receivables
Gross amount of financial assets	16,899	17,289
Gross amount of financial liabilities offset in the statement of financial position	-17,157	-16,665
Net amount recognised in the statement of financial position under financial assets	1,699	2,395

Financial liabilities

in EUR k	31/12/2014	31/12/2013
Prepayments received towards operating costs
Gross amount of financial liabilities offset in the statement of financial position	16,899	17,289
Gross amount of financial assets	-17,157	-16,665
Net amount recognised in the statement of financial position under financial liabilities	-1,956	-1,771

The offsetting concerns the prepayments received from tenants towards the operating costs, which are offset against the corresponding receivables from tenants.

Liquidity risks

The risk that a company will be unable to meet its payment obligations on a contractually agreed date is known as the liquidity risk.

The treasury continuously monitors and plans the liquidity requirements of the Group in order to ensure its liquidity. Enough liquid capital to meet the obligations of the Group for a given period of time is always kept available.

Additionally, the Group has a short-term credit line of EUR k 500 which, if necessary, can be utilised. The credit line is unsecured.

The following table contains the contractually agreed (undiscounted) interest payments and repayments of the primary financial liabilities of the TLG IMMOBILIEN Group and the derivative financial instruments of the TLG IMMOBILIEN Group with a negative fair value. The maturities are based on the contractually defined fixed interest rates of the financial debt.

in EUR k	Carrying amount	Maturities
		< 1 year	1 – 5 years	> 5 years
31/12/2014
Liabilities due to financial institutions	770,447	57,103	313,449	496,959
Derivative financial instruments	17,814	4,023	12,156	2,012
Trade payables	13,876	13,876	0	0
Other liabilities	13,896	12,384	984	528

Total	816,033	87,386	326,590	499,499

31/12/2013
Liabilities due to financial institutions	626,227	123,890	261,447	318,064
Derivative financial instruments	18,788	6,234	14,431	-279
Trade payables	14,573	14,573	0	0
Other liabilities	19,520	16,136	3,384	0

Total	679,109	160,833	279,262	317,786

All instruments for which payments were contractually agreed as at the reporting date have been included. Planned figures for new liabilities in the future are not included. The variable interest payments from financial instruments are determined on the basis of the last specific interest rates before the reporting date. Financial liabilities that can be repaid at any time are always allocated to the earliest repayment date.

Some financing contracts provide for financial covenants (essentially the Group’s equity ratio, LTV, interest coverage ratio and debt service coverage ratio) whereby the bank can exercise its right of termination without notice if the covenants are not adhered to. The company covers the risk of a broken covenant by regularly inspecting the covenants and, if necessary, taking steps to adhere to the covenants. A broken covenant can also be remedied by means of unscheduled repayments, for example. No covenants were broken in 2014 or 2013. No breaches of covenant are foreseeable in the future.

Market risks (interest rate risks and foreign exchange risks)

Changes in interest rates can result in higher financing costs. The company accounts for this interest rate risk by creating interest rate hedges for loans with variable interest rates and by concluding agreements with fixed interest rates and terms spanning a number of years. The interest rate hedges include interest rate derivatives such as interest rate swaps and caps. The use of such interest rate derivatives is governed by guidelines. Under the guidelines, derivatives are only used for the purposes of hedging and never for trading. In general, there is a hedge for every loan with a variable interest rate. However, in certain cases the company does not create a hedge, such as for short-term loans.

The TLG IMMOBILIEN Group is not exposed to any foreign exchange risks as its major transactions are carried out in euros.

As at 31 December 2014, the portfolio contains the following derivative financial instruments whose maturity periods are as at the reporting date.

in EUR k	2014
	Fair value	< 1 year
Derivative financial instruments held for trading	0	0
of which caps	0	0
Derivative financial instruments held for trading	0	0
of which interest rate swaps	0	0
of which collars	0	0
Derivative financial instruments in hedging relationship	17,814	0
of which interest rate swaps	17,814	0

As at 31 December 2013 the portfolio contained the following derivative financial instruments:

in EUR k	2013
	Fair value	< 1 year
Derivative financial instruments held for trading	15	0
of which caps	15	15
Derivative financial instruments held for trading	-18,608	0
of which interest rate swaps	-16,835	0
of which collars	-1,773	0
Derivative financial instruments in hedging relationship	-180	0
of which interest rate swaps	-180	0

The derivative financial instruments are used as hedging instruments under IAS 39 if they meet the hedge accounting criteria. The cash flows from the underlying transactions—which are covered by cash flow hedge accounting—will arise from 2015—2024 and affect the statement of comprehensive income.

As in the previous year, in 2014 no ineffective part of a hedge was recognised in the statement of comprehensive income arising from hedge accounting.

The following table shows the amount recognised directly in other comprehensive income (OCI) during the reporting period. This corresponds to the effective part of the change in fair value of the hedging instrument.

in EUR k	2014	2013
Opening balance as at 01.01	-180	0
Recognition in accumulated other comprehensive income in the reporting period	-18,448	-180
Reclassified to profit or loss	2,648	0

Closing balance as at 31.12	-15,980	-180

Sensitivities

Under IFRS 7, interest rate risks are presented using sensitivity analyses. These analyses determine the impact of a change in market interest rates on the net interest and expenses, trading profit or losses, and on the equity on the reporting date.

The sensitivity analysis also factors in the impacts on equity and the statement of comprehensive income of TLG IMMOBILIEN that would result from a simultaneous fluctuation in the euro yield curve by +/-100 basis points. If the yield curve were to decline by 100 basis points, the interest rate would fall to 0.0% at the lowest. The cash flow effects from fluctuations in the yield curve merely concern the interest income and expenses for the next reporting period.

Based on the financial instruments held or issued by TLG IMMOBILIEN as at the reporting date, a hypothetical change—quantified by sensitivity analyses—in the interest rates on which each instrument was based on the reporting date would have had the following effects (before taxes).

	Effect on OCI		Effect on income
	+100 BP	-100 BP	+100 BP	-100 BP
31/12/2014
Financial liabilities	0	0	-3,660	285
Interest rate derivatives	19,061	-20,614	48	0

31/12/2013
Financial liabilities	0	0	-3,088	886
Interest rate derivatives	3,973	-4,340	7,009	-6,784

2.	NUMBER OF EMPLOYEES

On 31 December 2014, 145 staff were employed by the Group (31 December 2013: 197).

	31/12/2014	Average number of employees in 2014	31/12/2013	Average number of employees in 2013

Permanent employees	136	152	185	205
Temporary employees	9	9	12	13

Total	145	161	197	218

As in the previous year, full-time equivalents are not reported due to the low proportion of part-time employees.

3.	TOTAL AUDITOR’S FEE

The following fees have been recognised as expenses for the services rendered by the auditor of the consolidated financial statements in the financial year:

in EUR k	2014	2013
Audit services	247	143
Other assurance services	924	35
Other services	606	97

Total fee	1,777	275

Other assurance services essentially comprise the sending of comfort letters in connection with the offer of shares and the admission of the shares to the regulated market (Prime Standard) of the Frankfurt Stock Exchange.

Other services essentially comprise the costs charged for liability insurance related to comfort letters and plausibility checks of FFO forecasts.

4.	IFRS 2 PROGRAMMES

A)	LONG-TERM INCENTIVE PLAN (LTIP) WITH CURRENT SHAREHOLDERS

On 11 April 2014, the Management Board of TLG IMMOBILIEN entered into a bilateral bonus agreement with the direct shareholders of the company. Under the agreement, the beneficiaries will participate in any future realised appreciation in the value of the company in the form of a cash bonus payment.

The amount of the bonus to be paid will be determined on the basis of a reference value which is designed to reflect the appreciation of shareholders’ invested equity over the term of their investment. The reference value is determined as the total of distributions to the shareholders less contributions made by the shareholders into the investment. The bonus payment is based on a percentage of the reference value, linked to a 0.4% cap.

The bonus payment by the shareholders will be due if a number of requirements are met cumulatively.

•	Occurrence of an exit or partial exit event: neither the direct shareholders nor their associates continue to hold a direct or indirect interest in TLG IMMOBILIEN GmbH or the amount of their interest falls below the total of their current interest.

•	Distributions must exceed contributions paid by the shareholders by more than 50.0%.

•	At the (partial) exit date, the members of the Management Board of TLG IMMOBILIEN GmbH must continue to be regularly employed by the company.

The incentive programme stipulates a direct payment from the shareholders to the Management Board. The TLG IMMOBILIEN Group is not obliged to make these payments. This bonus programme is therefore accounted for as share-based payments granted to the Management Board of TLG IMMOBILIEN AG in accordance with IFRS 2. This is offset by an additional contribution by the shareholders into the capital reserves.

Based on the assessment of the Management Board of TLG IMMOBILIEN AG as to the likelihood of the aforementioned conditions being satisfied, a bonus payment can be considered likely. The bonus will vest over a total of 18 months after the agreement of the bonus arrangement.

B)	NEW LTIP MANAGEMENT BOARD CONTRACTS WITH EXISTING SHAREHOLDERS

As part of the IPO of TLG Immobilien, in September 2014 the previous long-term incentive contracts of the management dated April 2014 were rescinded and replaced by new contracts for the Management Board.

The new LTI contracts also provide for a scale in the sense of partial exit(s) and a final exit. Therefore, the first successful partial exit (IPO) will result in a fixed payment of EUR k 1,050 and the transfer of company shares to a market value of EUR k 300 per member of the Management Board.

Following a successful final exit or several subsequent exits leading up to a complete exit, more company shares to a market value of EUR k 850 per head will be transferred to the management. If several other partial exits take place, the second tranche is to be fulfilled proportionately. Similar to the original bonus agreement, the exit bonus agreement is to be recognised as an equity-settled share-based payment.

The replacement of the old contracts with the new contracts is accounted for as a modification of existing agreements in accordance with IFRS 2.28 f. This requires that the old commitment is accounted for as before, and any incremental fair value arising from the new commitment is also recognised as an expense from the modification date.

The incremental fair value is defined as the difference between the fair value of the original programme and the fair value of the new programme, each calculated as at the date of modification. Due to the organisation of the old and new programmes, additional reportable expenses totalling EUR k 1,384 arose on the date of modification. The following commitments to the members of the Management Board exist:

in EUR k	Fair value of old contracts	Fair value of new contracts	Incremental fair value
Peter Finkbeiner	1,508	2,200	692
Niclas Karoff	1,508	2,200	692

Total	3,016	4,400	1,384

These contracts will not affect the liquidity of TLG IMMOBILIEN AG. Likewise, the regulations of IFRS 2 have led to a recognition of expenses which differs in terms of both date and amount.

In the financial year, a total of EUR k 3,438 was recognised as expenses of TLG IMMOBILIEN AG in accordance with IFRS 2.

C)	LTI MANAGEMENT BOARD CONTRACTS

The new employment contracts for the members of the Management Board which were concluded in late September 2014 include a long-term incentive programme for each financial year from 2015 to 2018 (hereinafter referred to as the LTI tranche). An LTI tranche covers a 4-year period. Completion of the defined objectives is determined at the end of the fourth year by means of a comparison between current progress and the target.

The amount of LTI remuneration is contingent on the completion of certain objectives. In this regard, the major objectives are the improvement of the net asset value and the TLG IMMOBILIEN share price compared to the relevant EPRA Europe index.

The contracts of the members of the Management Board cannot be duly terminated. The contract will end if a member of the Management Board becomes permanently unable to work during the term of the contract. The member of the Management Board will receive 100% of his/her LTI if he/she was actively employed during the calendar year in which the evaluation of the objectives commenced. If the member of the Management Board was not employed for the full calendar year, the LTI shall be disbursed at a proportional rate.

The programme contains an option as to the type of settlement for the company and is treated as a share-based payment settled in equity instruments in accordance with IFRS 2. Based on the estimations of the Management Board as to the completion of performance hurdles, personnel expenses of EUR k 158 were recognised as at 31 December 2014 (2013: EUR k 0). An achievement rate of 123.0% was assumed. The fair value on the settlement date was EUR k 2,465. For more information on the Management Board contracts, see the disclosures in the Compensation Report.

5.	RELATED COMPANIES AND PARTIES

Related companies and parties are defined as companies and persons which have the ability to control or exercise significant influence over the TLG IMMOBILIEN Group, or which the TLG IMMOBILIEN Group controls or exercises significant influence over.

Accordingly, the members and close relatives of the Management and Supervisory Boards of TLG IMMOBILIEN AG are considered related parties and companies, as are members of management who exercise key executive functions and the TLG IMMOBILIEN Group’s subsidiaries, associates and joint ventures.

Before the IPO of TLG IMMOBILIEN AG on 24 October 2014, LSREF II East AcquiCo S.à. r.l., Luxembourg (East AcquiCo) and Delpheast Beteiligungs GmbH & Co. KG were shareholders of TLG IMMOBILIEN AG. After the IPO on 24 October 2014, the percentage of voting rights fell below the 50% threshold and amounted to 42.95% at the end of the year. Therefore, at the end of the year East AcquiCo still had what can be described as significant influence over TLG IMMOBILIEN AG. Therefore, EastAcquiCo and its related companies and parties represent related companies and parties of TLG IMMOBILIEN.

RELATED COMPANIES

In 2014, TLG IMMOBILIEN AG distributed EUR 233.0 mn to East AcquiCo and Delpheast Beteiligungs GmbH & Co. KG. In connection with the share-based payment of the Management Board, the two shareholders contributed EUR 3.4 mn to the capital reserves. The assumption of part of the costs of the IPO resulted in income of EUR 9.8 mn and corresponding receivables of EUR 9.8 mn.

In the 2013 financial year, TLG IMMOBILIEN AG distributed EUR 199.8 mn from the capital reserves, EUR 96.4 mn from the retained earnings and EUR 29.0 mn from retained earnings to the shareholders at the time. Instead of cash payments, TLG IMMOBILIEN AG covered the loans of the shareholders (EUR 325.2 mn) which served to discharge their obligations. Additionally, the shareholders contributed EUR 20.5 mn to the capital reserves.

The following table shows the receivables and liabilities on the reporting date, as well as the income and expenses of the financial year in connection with related companies:

in EUR k	2014	2013
Statement of financial position and statement of comprehensive income
Receivables from other related companies	85,000	0
Liabilities to other related companies	0	87
Expenses for transactions with other related companies (interest)	0	547
Expenses for transactions with other related companies (guarantee commissions)	230	159
Interest income from other related companies	17	0

Receivables from related companies concerns short-term bank balances held at IKB Deutsche Industriebank AG.

The results from interests in joint ventures are disclosed separately in the statement of comprehensive income for 2013. These interests were disposed of in 2013.

Related parties

In 2013 and 2014, TLG IMMOBILIEN paid the following remuneration to the members of the Management Board:

The total remuneration of the Management Board in 2014 was EUR 3.0 mn (2013: EUR 1.3 mn). Of this total remuneration, EUR 0.6 mn (2013: EUR 0.5 mn) is attributable to fixed components and EUR 2.3 mn (2013: EUR 0.3 mn) is attributable to variable components. In 2014, non-cash expenses of EUR 3.6 mn—which was allocated to the capital reserves—were attributable to additional share-based payments to the members of the Management Board which were covered by the former shareholders. In 2013, additional payments totalling EUR 0.5 mn were made due to the termination of employment contracts. See the Compensation Report, which is part of the management report, for more disclosures on the remuneration of the Management Board.

Remuneration paid to former members of the management totalled EUR 0.15 mn in 2014 (2013: EUR 0.15 mn). In 2014, EUR 2.8 mn was placed into provisions for pension obligations to former members of the management (2013: EUR 2.7 mn).

The Supervisory Board was established on 5 September 2014. In line with the Articles of Association, all Supervisory Board remuneration is payable at the end of each financial year. The remuneration paid pro rata to the members of the Supervisory Board for the 2014 financial year totalled EUR 0.1 mn (2013: EUR 0.0 mn). The expenses became cash items in 2015.

6.	CONTINGENT LIABILITIES

There are the following contingent liabilities for items for which the Group has issued guarantees to various contractual partners:

in EUR k	31/12/2014	31/12/2013
Land charges	796,221	623,175
Negative covenants	0	78

Total	796,221	623,253

7.	OTHER FINANCIAL OBLIGATIONS

As at the reporting date, the other financial obligations of the Group consisted of EUR k 630 (2013: EUR k 691) in future payments (net) resulting from operating leases and a purchase commitment of EUR k 54,253 (2013: EUR k 41,005) for investment property and property, plant and equipment.

The company has diverse service contracts for IT services, building cleaning, reception staff and security services, as well as vehicle rental contracts for its fleet of vehicles. Additionally, rental agreements on the leasing of space for archiving purposes were concluded in 2014. These operating leases serve the company’s ongoing business operations and are advantageous in that high-investment measures and the corresponding outflow of liquid capital are not necessary. The operating leases are not considered risky.

The obligations from future minimum lease instalments resulting from non-cancellable operating leases fall due as follows:

in EUR k	31/12/2014	31/12/2013
Due within 1 year	131	145
Due up to 2 years	58	65
Due up to 3 years	5	37

Total	194	247

There are also future payment obligations of EUR k 297 (previous year: EUR k 444) from service contracts and payment obligations of EUR k 139 (previous year: EUR k 0) from rental agreements.

The expenses for minimum lease instalments in the 2014 financial year totalled EUR k 216 (2013: EUR k 577).

8.	LIST OF SHAREHOLDINGS

As at 31 December 2014, TLG IMMOBILIEN AG holds interests in the following fully consolidated companies:

Name and registered offices of the company	Shareholding in %	Equity on 31/12/2014 in EUR k	Results of the 2014 financial year in EUR k
TLG Gewerbepark Grimma GmbH, Grimma	100	12,545	1,297
TLG Vermögensverwaltungs GmbH, i.L. Berlin	100	24	3
Hotel de Saxe an der Frauenkirche GmbH, Dresden	100	27,783	1,355
Verwaltungsgesellschaft an der Frauenkirche mbH, i.L. Dresden	100	87	-4
TLG FAB S.à r.l.	94.9	32,407	86

Compared to the previous year, one company was added to the portfolio of fully consolidated companies. TLG FAB S.à r.l. was consolidated for the first time in the 2014 financial year. For more information see sections C.2 and C.3.

The portfolio of fully consolidated companies was as follows on 31 December 2013:

Name and registered offices of the company	Shareholding in %	Equity on 31/12/2013 in EUR k	Results of the 2013 financial year in EUR k
TLG Gewerbepark Grimma GmbH, Grimma	100	11,248	-6,623
TLG Vermögensverwaltungs GmbH, i.L. Berlin	100	251	-10
Hotel de Saxe an der Frauenkirche GmbH, Dresden	100	26,428	1,370
Verwaltungsgesellschaft an der Frauenkirche mbH, i.L. Dresden	100	21	-8

As at 31 December 2014, two companies which were recognised at cost in the long-term financial assets of the Group on grounds of immateriality had been disposed of by TLG IMMOBILIEN. In the previous year, the situation was as follows on 31 December 2013:

	Shareholding in %	Equity on 31/12/2013 in EUR k	Results of the 2013 financial year in EUR k
Investitionsgesellschaft Hausvogteiplatz 11 Verwaltung mbH, Berlin	50	23	1
Investitionsgesellschaft Hausvogteiplatz 11 mbH & Co. KG, Berlin	50	267	43

9.	DECLARATION OF COMPLIANCE UNDER § 161 OF THE GERMAN STOCK CORPORATION ACT (AKTG)

The Management and Supervisory Boards have fulfilled the recommendations of the German Corporate Governance Code as set out in the management report. The declaration of compliance shall be made available to the shareholders when the annual report for 2014 is published in the Investor Relations section of the company’s website www.tlg.eu.

Berlin, 19 March 2015

Peter Finkbeiner	Niclas Karoff
Member of the Management Board	Member of the Management Board

The following English-language translation of the German-language audit opinion (Bestätigungsvermerk) refers to the consolidated financial statements of TLG IMMOBILIEN AG, Berlin, prepared in accordance with International Financial Reporting Standards as adopted by the EU, and the additional requirements of German commercial law pursuant to Sec. 315a (1) HGB (“Handelsgesetzbuch”: German Commercial Code) as well as the group management report, prepared on the basis of German commercial law (HGB) as of and for the fiscal year ended December 31, 2014 as a whole and not solely to the consolidated financial statements presented in this Prospectus on the preceding pages. The group management report is not part of this Prospectus.

AUDIT OPINION

We have audited the consolidated financial statements prepared by TLG IMMOBILIEN AG, Berlin, comprising the statement of financial position, statement of comprehensive income, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the fiscal year from 1 January to 31 December 2014. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs as adopted by the EU and the additional requirements of German commercial law pursuant to Sec. 315a (1) HGB (“Handelsgesetzbuch”: German Commercial Code) is the responsibility of the company’s management. Our responsibility is to express an opinion on the consolidated financial statements and the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with Sec. 317 HGB (“Handelsgesetzbuch”: German Commercial Code) and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs, as adopted by the EU, the additional requirements of German commercial law pursuant to Sec. 315a (1) HGB and give a true and fair view of the net assets, financial position and results of operations of the group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the group’s position and suitably presents the opportunities and risks of future development.

Berlin, 20 March 2015

Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

Plett	Pilawa
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

Unconsolidated Annual Financial Statements

of TLG IMMOBILIEN AG

as of and for the year ended December 31, 2016

(prepared in accordance with German Commercial Code (Handelsgesetzbuch))

INCOME STATEMENT

for 2016

	2016		2015 EUR k
	EUR	EUR
1. Revenue		186,239,266.61	179,983
2. Increase in inventories of work in process		2,261,281.29	966
3. Other operating income		16,955,429.03	46,390

		205,455,976.93	227,339
4. Cost of materials
a) Disposals of real estate inventory at book value	21,707,336.69		13,885
b) Cost of purchased services	51,403,909.45		38,280

		73,111,246.14	52,165
5. Personnel expenses
a) Salaries	9,955,386.45		10,032

b) Social security, pension and other benefit costs Of which pensions: EUR 115.163,73 (prior year: EUR k 255)	1,051,428.31		1,473

		11,006,814.76	11,505
6. Amortization, depreciation and write-downs
a) of intangible assets and property, plant and equipment	52,778,167.60		56,351
b) of current assets in excess of write-downs that exceed customary write-downs for the company	0.00		8

		52,778,167.60	56,359
7. Other operating expenses		10,124,417.41	9,998

		58,435,331.02	97,312
8. Income from equity investments Of which from affiliates: EUR 3,301,467.02 (prior year EUR k 4,700)	3,301,467.02		4,700
9. Other interest and similar income	307,983.57		435
10. Interest and similar expenses Of which to affiliates: EUR 3,156.51 (prior year EUR k 8)	27,145,217.06		24,099

		-23,535,766.47	-18,964
11. Income taxes of which expenses from changes in deferred taxes: EUR 1,090,004.81 (prior year EUR k 7,245)		4,934,755.32	10,124

12. Earnings after taxes		29,964,809.23	68,224
13. Other taxes		2,219.53	6

14. Net income for the year		29,962,589.70	68,218
15. Retained profits brought forward		2,022,969.78	0
16. Withdrawal from other retained earnings		28,838,398.08	0
17. Appropriation to other retained earnings		0.00	17,644

18. Net retained profit		60,823,957.56	50,574

BALANCE SHEET

as at 31/12/2016

		31/12/2016	31/12/2015
ASSETS	EUR	EUR	EUR k
A. FIXED ASSETS

I. Intangible assets
Purchased software		248,887.35	402

II. Property, plant and equipment
1. Land, land rights and buildings including buildings on third-party land	1,449,333,268.50		1,255,381
2. Technical equipment and machines	139,521.00		276
3. Other equipment, furniture and fixtures	228,921.00		207
4. Prepayments made and assets under construction	4,436,019.75		17,136

		1,454,137,730.25	1,273,000
III. Financial assets
1. Shares in affiliates	264,731,978.12		80,653
2. Other loans	2,519,123.60		2,535

		267,251,101.72	83,188

B. CURRENT ASSETS

I. Inventories
1. Real estate	712,204.02		1,289
2. Work in progress	19,660,848.91		17,399

		20,373,052.93	18,688
II. Receivables and other assets
1. Trade receivables	4,956,005.23		10,759
2. Receivables from affiliates	4,296.02		0
3. Other assets	1,865,963.62		5,028

		6,826,264.87	15,787
III. Cash on hand and bank balances		63,755,845.59	180,366
C. PREPAID EXPENSES		6,523,215.41	7,066

		1,819,116,098.12	1,578,497

BALANCE SHEET

as at 31/12/2016

EQUITY AND LIABILITIES	EUR	31/12/2016 EUR	31/12/2015 EUR k
A. EQUITY

I. Subscribed capital		67,432,326.00	67,432
Of which contingent capital: EUR 33,716,163.00 (previous year EUR k 26,000)
II. Capital reserves		486,342,615.49	486,343
III. Retained earnings
Other retained earnings		24,342,956.83	53,181
IV. Net retained profit		60,823,957.56	50,574

		638,941,855.88	657,530
B. SPECIAL ITEM FOR INVESTMENT GRANTS AND INVESTMENT SUBSIDIES		11,612,652.12	12,705
C. Provisions
1. Provision for pensions and similar obligations	5,918,584.00		6,301
2. Tax provisions	3,971,930.54		6,540
3. Other provisions	15,406,221.35		11,615

		25,296,735.89	24,456
D. LIABILITIES
1. Liabilities to banks	1,044,362,485.76		786,067
2. Prepayments received	23,542,014.94		25,352
3. Trade payables	6,248,342.12		7,031
4. Liabilities to affiliates	9,257,530.61		4,895
5. Other liabilities	4,927,656.70		6,394
Of which taxes: EUR 1,728,135.96 (previous year EUR k 1,346)
Thereof for social security: EUR 425.00 (previous year EUR k 1)

		1,088,338,030.13	829,739
E. DEFERRED INCOME		693,397.62	924
F. DEFERRED TAX LIABILITIES		54,233,426.48	53,143

		1,819,116,098.12	1,578,497

NOTES TO THE ANNUAL FINANCIAL STATEMENTS OF TLG IMMOBILIEN AG BERLIN

1.	GENERAL

The annual financial statements for the 2016 financial year were prepared in accordance with the provisions of the German Commercial Code (HGB) for large corporations as well as the German Stock Corporation Act (AktG). The income statement was prepared using the nature of expense method.

The company is registered in the commercial register of the local court of Berlin Charlottenburg under the name TLG IMMOBILIEN AG with headquarters in Berlin and the number HRB 161314 B.

The management report on the position of TLG IMMOBILIEN AG (TLG IMMOBILIEN) and of the Group was combined according to § 315 (3) HGB.

The annual financial statements and the management report on the position of the company and of the Group of TLG IMMOBILIEN for the 2016 financial year will be submitted to the operator of the Federal Gazette and published therein.

The annual financial statements of TLG IMMOBILIEN as well as the annual report for the 2016 financial year are also available online at www.tlg.eu.

The shares of TLG IMMOBILIEN are listed on the regulated market (Prime Standard) of the Frankfurt Stock Exchange.

As at 31 December 2016 TLG IMMOBILIEN AG held direct and indirect interests in the following companies. Unless indicated otherwise, the figures were valid as at 31 December 2016.

Name and registered offices of the company	Interest %	Equity on the reporting date EUR k	Income in the financial year EUR k
TLG CCF GmbH, Berlin[1]	100.000
TLG MVF GmbH, Berlin[1]	100.000
TLG Sachsen Forum GmbH, Berlin	100.000	24,104	79
Hotel de Saxe an der Frauenkirche GmbH, Dresden	100.000	22,200	1,175
TLG Fixtures GmbH, Berlin	100.000	359	-1
TLG Vermögensverwaltungs GmbH, Berlin i. L.	100.000	75	-1
TLG CCF S.C.S., Luxembourg[2]	100.000	26,647	164
TLG MVF S.C.S., Luxembourg[2]	100.000	5,895	255
TLG FAB S.à r.l., Luxembourg	94.896	33,665	1,986

1	Different financial year (30/06). As it was established in the 2016 financial year, it has not yet been necessary to prepare annual financial statements.
2	Financial statements for the 2014 financial year.

As a rule, the financial statements have not yet been ratified. Equity and net income are based on German GAAP or local GAAP of the country in which each company is based.

2.	ACCOUNTING AND VALUATION METHODS

The annual financial statements have been prepared with consideration for the new regulations of the German Accounting Directive Implementation Act (BilRUG) for the first time. This has not resulted in any changes to the annual financial statements.

The following accounting and valuation methods were used in the preparation of the statement of financial position and the statement of profit or loss:

Intangible assets are recognised at their historical cost and, provided that they deteriorate, are amortised based on their useful lives (three or five years; linear method).

Property, plant and equipment is recognised at the lower of historical cost or fair value if its impairment is permanent and is depreciated using the linear method based on its conventional useful life. Borrowing costs are not capitalised.

Land, land rights and buildings used for long-term business operations are measured at the lower of historical cost or fair value and, provided that they deteriorate, are depreciated based on their conventional useful lives.

Write-downs and reversals of write-downs are carried out according to the statement on accounting “Bewertung von Immobilien des Anlagevermögens in der Handelsbilanz” (IDW RS IFA 2) published by the German Institute of Auditors (IDW) on 27 April 2015. An asset is only presumed to be impaired temporarily if verifiable circumstances make it reasonable to expect that there will no longer be a reason to write it down in the medium term, i. e. within a period of normally three to five years. The write-down is reversed in the financial year in which the reason for the write-down is no longer applicable.

Low-value assets with a net individual value of up to EUR 150 have been depreciated or amortised in full or recognised as expenses in the year in which they were acquired; it is assumed that they are disposed of immediately. With regard to assets with a net individual value of between EUR 150 and EUR 1,000, for the sake of simplicity the collective tax item that has to be formed each year has been added to the statement of financial position and depreciated at a rate of 20 % p. a. in its year of addition and in the four following years.

Financial assets are recognised at the lower of historical cost or fair value and loans are always recognised at their nominal value.

Real estate inventory are recognised at the lower of historical cost or fair value.

The work in progress is primarily the result of the capitalisation of unpaid operating costs less reductions for vacancies and default risks.

Receivables and other assets have all been recognised at their nominal value. Identifiable risks were taken into consideration by means of individual allowances.

The reversal of the special item for investment subsidies and grants is based on the useful lives of the subsidised assets.

The provisions for pensions and similar obligations are determined by means of the projected unit credit method in combination with the 2005G mortality tables published by Dr Klaus Heubeck. They were discounted using the average market interest rate based on an assumed remaining term of 15 years of 4.01% (previous year 3.88%). This is based on the interest rates published by the German Central Bank (Deutsche Bundesbank) according to § 253 (2) HGB and the method specified in the German Regulation on the Discounting of Provisions (RückAbzinsV). The discount rate is based on the average market interest rate for the past ten years. The recognition of the provisions based on the seven-year and ten-year average interest rates results in a difference of EUR 585,129 which is subject to distribution restrictions according to §253 (6) HGB. As expected, salary increases and fluctuations were not taken into account. Expected pension increases were taken into account at a rate of 2% (previous year 2%) or, if committed to, at a rate of 1% (previous year 1%).

The tax provisions and other provisions take all unknown liabilities and threatening losses from pending transactions into account. They have been recognised at the settlement amount deemed necessary using equitable business judgement (i. e. including future increases in costs and prices). The provisions are therefore short-term and have not been discounted.

Liabilities were recognised at their settlement amounts.

In order to calculate deferred taxes due to temporary or semi-permanent differences between the measurement of assets, liabilities, deferrals and accruals under commercial law and their measurement for tax purposes, the amounts of the resulting tax burden and relief are measured using the individual tax rates of the company as at the settlement of the differences and are not discounted. Deferred tax assets and liabilities have been offset and produced a deferred tax liability.

The following accounting and valuation method was used wherever units of account were formed according to § 254 HGB:

Hedges have been formed in order to recognise economic hedging relationships in the statement of financial position. Therefore, positive and negative changes in value resulting from the hedged risk which balance one another out have been presented without affecting the income statement (net hedge presentation method).

3.	ASSETS

The statement of changes in fixed assets, which is a component of the notes, contains information on the changes in assets.

As in the previous year, the trade receivables and receivables from affiliated companies were due in less than one year.

Of the other assets, EUR 0.2 m is due in more than one year (previous year EUR 0.2 m due in more than one year).

4.	EQUITY AND LIABILITIES

SHARE CAPITAL

TLG IMMOBILIEN has subscribed capital of EUR 67.4 m. The subscribed capital is divided into 67,432,326 no-par shares with a theoretical par value of EUR 1.00 per share.

AUTHORISED CAPITAL

With the consent of the Supervisory Board, the Management Board is authorised to increase the subscribed capital of the company by up to EUR 24,521,163.00 (Authorised capital 2014/II) by issuing up to 24,521,163 new shares by 21 October 2019. The shareholders must always be granted subscription rights, although under certain circumstances the subscription rights of the shareholders can be excluded.

With the consent of the Supervisory Board, the Management Board is authorised to increase the subscribed capital of the company by up to EUR 9,195,000.00 (Authorised capital 2016) by issuing up to 9,195,000 new shares by 30 May 2021. The shareholders must always be granted subscription rights, although under certain circumstances the subscription rights of the shareholders can be excluded.

CONTINGENT CAPITAL

By resolution of the general meeting on 31 May 2016, the subscribed capital was increased by up to EUR 33,716,163 on a contingent basis (contingent capital 2016).

By resolution of the general meeting on 31 May 2016 and with the consent of the Supervisory Board, until 31 May 2021 the Management Board is authorised to issue subscribed capital of the company - once or multiple times - by means of options tied to debentures, warrant or convertible bonds, participation rights, participating bonds or mandatory convertible debentures up to the total nominal value of EUR 600,000,000 and to grant a proportional amount of the subscribed capital totalling up to EUR 33,716,163 to the holders or creditors of the equally entitled partial debentures, options or conversion privileges for the shares of the company under the specific conditions of the debentures.

REVENUE RESERVES

While preparing the annual financial statements, the Management Board withdrew EUR 28.8 m from the other revenue reserves and transferred it to net profit.

ACCUMULATED PROFIT

By resolution of the general meeting on 31 May 2016, EUR 2.0 m was transferred from the net profit in 2015 to accumulated profit.

PROVISIONS

The other provisions totalling EUR 15.4 m mainly concern personnel expenses (EUR 2.3 m), long-term bonus schemes (EUR 1.8 m), expenses related to letting activities (EUR 3.4 m), outstanding invoices (EUR 1.8 m), litigation risks (EUR 0.2 m) and threatening losses for interest rate hedges (EUR 2.0 m).

LIABILITIES

The liabilities have the following terms:

	31/12/2016				31/12/2015
	Total	Up to 1 year	1 - 5 years	More than 5 years	Total	Up to 1 year
	EUR m	EUR m	EUR m	EUR m	EUR m	EUR m
Liabilities
to banks	1,044.4	65.5	527.4	451.6	786.1	36.2
from prepayments received	23.5	23.5	0.0	0.0	25.4	25.4
trade payables	6.2	6.2	0.0	0.0	7.0	6.4
to affiliates	9.3	9.3	0.0	0.0	6.4	6.4
other liabilities	4.9	4.0	0.5	0.5	4.9	3.7

Total	1,088.3	108.4	527.8	452.0	829.8	78.1

All liabilities to banks are secured by land charges.

There is no collateral for liabilities beyond the liabilities to banks.

The liabilities to affiliated companies (EUR 9.3 m) mainly consist of the claims of subsidiaries resulting from the cash management implemented by TLG IMMOBILIEN.

Of the other liabilities totalling EUR 4.9 m, EUR 1.2 m consists of grants for leased properties that have to be passed on to the lessees in the form of reduced payments over the term of the lease.

The deferred income of EUR k 693 essentially consists of advance rent payments.

The deferred tax liabilities are due to the following items and have changed as follows compared to the previous year:

	31/12/2016	31/12/2015	Change
	EUR k	EUR k	EUR k
Deferred taxes on differences for
Property, plant and equipment (offset)	-11,013	2,220	-13,233
Trade receivables	379	455	-76
Special tax item (§ 6b of the German Income Tax Act (EStG))	-48,575	-60,101	11,525
Pension provisions	534	611	-76
Other provisions	772	305	467
Other liabilities	0	-1	1

Deferred taxes for temporary differences	-57,903	-56,511	-1,392
Deferred tax assets on (tax related) interest carryforward	3,670	3,368	302

Net deferred taxes	-54,233	-53,143	-1,090

The calculation was based on a tax rate of 30.675%. This is determined by the currently applicable tax rates, indices and base amounts, as well as an average municipal multiplier of 424%.

5.	CONTINGENT LIABILITIES

Of the bank deposits of TLG IMMOBILIEN, EUR 0.6 m is restricted. Under a framework guarantee agreement with DKB (Deutsche Kreditbank), TLG IMMOBILIEN has entered into the obligation to pledge EUR 0.3 m of its bank balance (to match the guarantees) to the bank as collateral for guarantees it has issued that had not expired by the end of the term of the guarantee line. TLG IMMOBILIEN has duly fulfilled its obligations so far and has not had to resort to pledged credit. It is therefore unlikely that TLG IMMOBILIEN will be sued by DKB.

With regard to the acquisition of properties by subsidiaries, TLG IMMOBILIEN has issued to the respective sellers a suretyship of EUR 1.5m in total. It is unlikely that claims will be filed against the company.

Until the end of the following financial year, TLG IMMOBILIEN is liable towards affiliated companies whose liabilities it has undertaken to assume for the purposes of the regulations on exemption in § 264 (3) HGB in the amount of the obligations entered into by the reporting date. It is unlikely that claims will be filed against the company.

6.	SIGNIFICANT OFF-BALANCE-SHEET TRANSACTIONS AND OTHER FINANCIAL OBLIGATIONS

SIGNIFICANT OFF-BALANCE-SHEET TRANSACTIONS

Besides the contracts and outstanding measures disclosed under other financial obligations, there are no significant off-balance-sheet transactions with a considerable influence over the future financial position of the company.

OTHER FINANCIAL OBLIGATIONS

RENTAL, LEASE AND SERVICE CONTRACTS

The company has diverse service contracts for IT services, building cleaning, reception staff and security services, as well as vehicle rental contracts for its fleet of vehicles.

These operating leases serve the company’s ongoing business operations and are advantageous in that high investment measures and the corresponding outflow of cash are not necessary. The operating leases are not considered risky.

Due to the active agreements that could not be terminated as at the reporting date, the amounts payable in following years are as follows:

EUR k
2017	620
2018	312
2019	40

Total	972

Of the total amount, EUR k 256 is attributable to rental agreements, EUR k 519 is attributable to service contracts and EUR k 197 is attributable to leases.

The company has a commitment of EUR 5.8 m for contracted measures for investments in its property portfolio as well as acquisition projects where the services have not yet been rendered. The company also has other commitments that can be considered conventional for its line of business.

7.	DERIVATIVE FINANCIAL INSTRUMENTS

(EXCLUSIVELY INTEREST-RELATED TRANSACTIONS)

Type	Amount as at 31/12/2016	Fair value Hedging instrument	Potential loss (if applicable)	Line item (if recognized in the balance sheet)
	EUR m	EUR m	EUR m
Interest rate derivatives in designated hedges (fully effective)	422.5	-7.9	0.0	n/a
Interest rate derivatives in designated hedges (with ineffectiveness)	190.9	-10.4	-2.0	Other provisions

Total	613.4	-18.3	-2.0

Interest rate derivatives safeguard the interest rate of loans that have been taken out. They were measured using the mark-to-market method.

The following units of account were formed:

Underlying transaction/Hedging instrument	Risk/Type of valuation unit	Involved Amount Hedging instrument	Amount of the hedged risk
Loans to financial institutions/interest rate derivatives	Interest rate risk/Micro-hedges	EUR 613.4 m	EUR 613.4 m

The current cash flows from the underlying and hedging transactions are expected to balance one another out almost entirely in the 2017 – 2026 hedging period as the risk policies of the Group require risk-weighted items (the underlying transaction) to be secured by interest rate hedges of equal value and with the same currency and term as soon as they are created. As at the reporting date, the current cash flows from the underlying and hedge transactions almost completely balanced one another out. The net hedge presentation method was used to present them in the statement of financial position. The dollar offset method is used to determine the effectiveness of the hedge. The critical terms match method was used to evaluate the prospective effectiveness.

8.	TRANSACTIONS WITH RELATED COMPANIES AND PARTIES

No significant transactions took place with related companies and parties under unusual conditions.

9.	INCOME

The revenue of EUR 186.2 m (previous year EUR 180.0 m) comprises EUR 153.7 m (previous year EUR 136.8 m) from letting activities, EUR 32.0 m (previous year EUR 42.9 m) from the sale of properties and EUR 0.6 m (previous year EUR 0.3 m) from other goods and services.

Of the other operating income totalling EUR 17.0 m, EUR 2.4 m is attributable to income from the reversal of provisions. It also contains EUR 0.4 m in prior-period income. It contains income of EUR 1.1 m from the reversal of the special item for investment subsidies and grants. The income from reversals of write-downs of land and buildings was EUR 8.9 m and the income from the reimbursement of land redevelopment costs was EUR 2.1 m.

10.	EXPENSES

The amortisation of intangible fixed assets and depreciation of property, plant and equipment contain write-downs to the lower fair value totalling EUR 6.8 m due to a permanent impairment.

The other operating expenses of EUR 10.1 m contain allowances and impairments of receivables and other assets (EUR 0.6 m).

11.	ASSETS HELD IN TRUST

TLG IMMOBILIEN holds credit from rental deposits totalling EUR 3.1 m in trust (previous year EUR 3.0 m).

12.	STATEMENT OF EVENTS AFTER THE REPORTING DATE

With the approval of the Supervisory Board, on 30 January 2017 the Management Board of TLG IMMOBILIEN AG carried out a capital increase in exchange for cash contributions which involved the partial utilisation of the authorised capital for 2016.

As part of the capital increase, TLG IMMOBILIEN made 6.7 m new shares available to institutional investors at an issue price of EUR 17.20 per share by means of accelerated book building. The gross proceeds were therefore around EUR 116.0 m.

The company intends to use the net proceeds from the private placement to finance its most recent and future acquisitions of German office and retail properties in line with its stated acquisition criteria, as well as for general business purposes.

The new shares are fully entitled to dividends from 1 January 2016 onwards.

13.	AUDITOR FEES

The disclosures regarding auditor fees are made in the consolidated financial statements of TLG IMMOBILIEN which are available in the electronic Federal Gazette.

14.	NUMBER OF EMPLOYEES

In the financial year, TLG IMMOBILIEN AG employed an average of 106 permanent and five temporary personnel. Additionally, it employed an average of five apprentices and one member of staff on maternity leave.

15.	MANAGEMENT BOARD

The Management Board has the following members:

•	Peter Finkbeiner,

•	Niclas Karoff

The members of the Management Board perform their roles as their main occupation.

In 2016 the total remuneration of the Management Board was EUR k 1,233.

In 2016 the total remuneration for former members of the management was EUR k 153 from pensions. As at 31 December 2016 the pension provisions for former members of the management totalled EUR k 2,200.

More information on the remuneration of the Management Board is available in the management report (remuneration report).

16.	SUPERVISORY BOARD

The Supervisory Board consists of the following members:

Michael Zahn (Chairman of the Supervisory Board)	Member since 05/09/2014 Chairman since 08/09/2014
Chairman of the presidential and nomination committee of the Supervisory Board of TLG IMMOBILIEN AG, Berlin	since 01/10/2014
Chairman of the capital measures committee of the Supervisory Board of TLG IMMOBILIEN AG, Berlin	since 10/11/2016
CEO of Deutsche Wohnen AG, Berlin
Chairman of the Supervisory Board of GSW Immobilien AG, Berlin
Chairman of the Supervisory Board of Eisenbahn-Siedlungs-Gesellschaft Berlin mbH, Berlin
Chairman of the Advisory Board of G+D Gesellschaft für Energiemanagement GmbH, Magdeburg
Chairman of the Advisory Board of Funk Schadensmanagement GmbH, Berlin
Member of the Advisory Board of DZ Bank AG, Frankfurt am Main
Member of the Advisory Board of Füchse Berlin Handball GmbH, Berlin	since 15/09/2016
Member of the Real Estate Advisory Board of GETEC Wärme & Effizienz AG, Magdeburg	since 08/11/2016

Alexander Heße (Vice-chairman)	05/09/2014 – 31/05/2016
Member of the presidential and nomination committee of the Supervisory Board of TLG IMMOBILIEN AG, Berlin	01/10/2014 – 31/05/2016
Senior Managing Director and Co-Head European Real Estate Investments, Lone Star Germany Acquisitions GmbH
Chairman of the Supervisory Board of Globe Trade Center S.A., Warsaw
Director, Lone Star Spain Acquisitions SL, Madrid
Director, Lone Star France Acquisitions SARL, Paris
Director, Lone Star Netherlands Acquisitions B.V., Amsterdam

Dr Michael Bütter	since 25/09/2014
Member of the presidential and nomination committee of TLG IMMOBILIEN AG, Berlin	since 01/10/2014
Member of the capital measures committee of TLG IMMOBILIEN AG, Berlin	since 10/11/2016
Member of the Executive Committee and Group General Counsel Scout 24 AG, Berlin
Member of the Board of Directors, ADO Properties S.A., Luxembourg
Chairman of the Audit Committee of ADO Properties S.A., Luxembourg
Member of the Investment and Finance Committee of ADO Properties S.A., Luxembourg
Member of the Advisory Board of Corestate Capital Holding S.A., Luxembourg	since 01/01/2017
Member of the Supervisory Board of Assmann Beraten + Planen AG, Berlin	since 01/04/2016

Dr Claus Nolting	since 05/09/2014
Member of the audit committee of TLG IMMOBILIEN AG, Berlin	since 25/09/2015
Lawyer and consultant
Vice-chairman of the Supervisory Board of IKB Deutsche Industriebank, Düsseldorf
Chairman of the risk and audit committee of IKB Deutsche Industriebank, Düsseldorf	since 25/02/2016
Member of the nomination committee of IKB Deutsche Industriebank, Düsseldorf
Member of the remuneration management committee of IKB Deutsche Industriebank, Düsseldorf
Member of the Supervisory Board of Hamburg Trust Real Estate Management GmbH, Hamburg
Member of the Supervisory Board of LEG Immobilien AG, Düsseldorf	since 19/05/2016
Chairman of the Supervisory Board of MHB-Bank AG, Frankfurt am Main	since 22/12/2016

Elisabeth Talma Stheeman	since 25/09/2014
Member of the audit committee of the Supervisory Board of TLG IMMOBILIEN AG, Berlin	since 01/10/2014
Independent Non-Executive Board Director
Governor of the London School of Economics (LSE), London
Member of the audit committee of the London School of Economics (LSE), London	until 31/07/2016
Vice-chairperson of the financial committee of the London School of Economics (LSE), London	since 01/08/2016
Senior Advisor, Bank of England/Prudential Regulation Authority (PRA), London
Member of the Supervisory Board of Aareal Bank AG, Wiesbaden
Vice-chairperson of the risk committee of Aareal Bank AG, Wiesbaden
Member of the technology and innovation committee of Aareal Bank AG, Wiesbaden

Helmut Ullrich	since 23/07/2015
Chairperson of the audit committee of the Supervisory Board of TLG IMMOBILIEN AG, Berlin	since 13/08/2015
Member of the capital measures committee of TLG IMMOBILIEN AG, Berlin	since 10/11/2016
Member of the Supervisory Board of GSW Immobilien AG, Berlin
Chairperson of the audit committee of GSW Immobilien AG, Berlin

The total remuneration of the Supervisory Board in the 2016 financial year was EUR k 252. Additionally, the members are paid a net attendance fee of EUR 1,500 per day every time they attend a meeting. More information on the remuneration of the Supervisory Board is available in the management report (remuneration report).

17.	PROPOSED APPROPRIATION OF PROFITS

In accordance with the German Stock Corporation Act (AktG), the general meeting resolves on the appropriation of the net profit presented in the annual financial statements. It is likely that the payment of a dividend of EUR 0.80 per no-par value share from the net profit will be proposed to the general meeting. The dividend is based on the number of qualifying no-par value shares on the date of the resolution on the appropriation of the net profit by the general meeting. After the general meeting, the resolution on the appropriation of the net profit will be published in the Federal Gazette.

18.	INVESTMENTS SUBJECT TO DISCLOSURE ACCORDING TO § 160 AKTG

According to § 160 (1) no. 8 AktG, disclosures must be made regarding the existence of investments that have been reported to TLG IMMOBILIEN AG according to § 21 (1) or (1a) of the German Securities Trading Act (WpHG). The following table lists the investments reported to the company. Each disclosure was taken from the latest notification sent to TLG IMMOBILIEN AG by an entity obliged to provide it.

All publications by TLG IMMOBILIEN AG in connection with notifications of investments in the reporting year and beyond are available on the website of TLG IMMOBILIEN AG under www.tlg.eu > Investor Relations > Financial news. Please note that the last disclosed number of voting rights might since have changed within the thresholds without the shareholders being obliged to inform the company.

Entity obliged to report	Voting rights in the sense of § 21 and 22 WpHG (new)	Proportion of voting rights (new) in %	Affected threshold values	Proportion of instruments in the sense of § 25 (1) WpHG in %	Date threshold reached	Addition of voting rights in the sense of § 22 WpHG	Companies that have allocated 3% or more
GIC Private Limited	8,173,138	13.3	Crossing 3%, 5%, 10%		24/07/2015	No
ADAR Macro Fund Ltd.	4,947,165	7.34	Crossing 3%, 5%	2.67	14/11/2016	No
Welwel Investments Ltd.	4,947,165	7.34	Crossing 3%, 5%	2.67	14/11/2016	Yes	ADAR Capital Partners Ltd.
Allianz Global Investors GmbH	3,324,105	4.93	Shortfall 5%		09/11/2016	Yes	Allianz Global Investors GmbH
Principal Financial Group Inc.	2,282,192	3.38	Crossing 3%		03/02/2016	Yes
BlackRock, Inc.	2,431,742	3.28	Crossing 3%	1.11	07/02/2017	Yes
Artemis Investment Management LLP	2,018,896	2.99	Shortfall 3%		24/11/2016	Yes
Royale Universal Inc.	0	0	Shortfall 3%		01/05/2016	No

19.	CORPORATE GOVERNANCE

The declaration required by § 161 AktG has been submitted by the Management and Supervisory Boards and is available in the Investor Relations section of the website of the company, www.tlg.eu.

20.	GROUP AFFILIATION

TLG IMMOBILIEN AG is the parent company of the Group and prepares its own consolidated financial statements which are available in the electronic Federal Gazette.

Berlin, 10 February 2017
Peter Finkbeiner	Niclas Karoff
Member of the	Member of the
Management Board	Management Board

STATEMENT OF CHANGES IN FIXED ASSETS

01/01/2016 – 31/12/2016

	Acquisition and production costs					Accumulated amortisation, depreciation and write-downs					Net book values
	01/01/2016	Additions	Disposals	Reclassifications	31/12/2016	01/01/2016	Additions	Disposals	Reversals of writedowns	31/12/2016	31/12/2016	31/12/2015
	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
A. FIXED ASSETS

I. Intangible assets
Purchasedsoftware	7,479,574.28	136,226.64	3,617.47	0.00	7,612,183.45	7,077,492.54	289,421.03	3,617.47	0.00	7,363,296.10	248,887.35	402,081.74

	7,479,574.28	136,226.64	3,617.47	0.00	7,612,183.45	7,077,492.54	289,421.03	3,617.47	0.00	7,363,296.10	248,887.35	402,081.74

II. Property, plant and equipment
1. Land, land rights and buildings, including buildings on third-party land	1,663,045,328.03	236,906,604.13	51,609,523.58	21,652,370.60	1,869,994,779.18	407,664,304.19	52,348,755.57	30,496,794.58	8,854,754.50	420,661,510.68	1,449,333,268.50	1,255,381,023.84
2. Technical equipment and machines	868,141.13	0.00	784,036.28	85,000.00	169,104.85	591,940.13	19,631.00	581,987.28	0.00	29,583.85	139,521.00	276,201.00
3. Other equipment, furniture and fixtures	3,618,662.96	150,299.64	1,669,247.67	0.00	2,099,714.93	3,411,911.60	120,360.00	1,661,477.67	0.00	1,870,793.93	228,921.00	206,751.36
4. Prepayments and assets under construction	17,136,229.07	9,151,243.94	114,082.66	-21,737,370.60	4,436,019.75	0.00	0.00	0.00	0.00	0.00	4,436,019.75	17,136,229.07

	1,684,668,361.19	246,208,147.71	54,176,890.19	0.00	1,876,699,618.71	411,668,155.92	52,488,746.57	32,740,259.53	8,854,754.50	422,561,888.46	1,454,137,730.25	1,273,000,205.27

III. Financial assets
1. Shares in affiliates	80,653,548.47	191,443,177.34	7,364,747.69	0.00	264,731,978.12	0.00	0.00	0.00	0.00	0.00	264,731,978.12	80,653,548.47
2. Other loans	2,534,620.47	62,197.09	77,693.96	0.00	2,519,123.60	0.00	0.00	0.00	0.00	0.00	2,519,123.60	2,534,620.47

	83,188,168.94	191,505,374.43	7,442,441.65	0.00	267,251,101.72	0.00	0.00	0.00	0.00	0.00	267,251,101.72	83,188,168.94

	1,775,336,104.41	437,849,748.78	61,622,949.31	0.00	2,151,562,903.88	418,745,648.46	52,778,167.60	32,743,877.00	8,854,754.50	429,925,184.56	1,721,637,719.32	1,356,590,455.95

The following English-language translation of the German-language audit opinion (Bestätigungsvermerk) refers to the annual financial statements and the combined management report of the company and the group of TLG IMMOBILIEN AG, Berlin, prepared on the basis of German commercial law (HGB) (“Handelsgesetzbuch”: German Commercial Code) as of and for the fiscal year ended December 31, 2016 as a whole and not solely to the annual financial statements presented in this Prospectus on the preceding pages. The combined management report of the company and the group is not part of this Prospectus.

AUDIT OPINION

We have audited the annual financial statements comprising the balance sheet, the income statement and the notes to the annual financial statements, together with the bookkeeping system, and the combined management report of the company and the group of TLG IMMOBILIEN AG, Berlin, for the fiscal year from 1 January to 31 December 2016. The maintenance of the books and records and the preparation of the annual financial statements and the combined management report of the company and the group in accordance with German commercial law are the responsibility of the company’s management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the combined management report of the company and the group based on our audit.

We conducted our audit of the annual financial statements in accordance with Sec. 317 HGB (“Handelsgesetzbuch”: German Commercial Code) and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (Institute of Public Auditors in Germany) (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with (German) principles of proper accounting and in the combined management report of the company and the group are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the company and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the combined management report of the company and the group are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and combined management report of the company and the group. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the annual financial statements comply with the legal requirements and give a true and fair view of the net assets, financial position and results of operations of the company in accordance with (German) principles of proper accounting. The combined management report of the company and the group is consistent with the annual financial statements, complies with the legal requirements and as a whole provides a suitable view of the company’s position and suitably presents the opportunities and risks of future development.

Berlin, 10 February 2017

Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

Kreninger	Pilawa
Wirtschaftsprüferin	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

24.    VALUATION REPORT FOR TLG IMMOBILIEN AG

Valuation Report in the form of a condensed valuation report (“Valuation Report”) “TLG IMMOBILIEN AG – Prospectus”

“TLG IMMOBILIEN AG”

Opinion of Market Value

as at

30 September 2017

on behalf of:

TLG IMMOBILIEN AG

Hausvogteiplatz 12

10117 Berlin

Germany

prepared by:

Savills Advisory Services Germany GmbH & Co. KG

Taunusanlage 19

60325 Frankfurt am Main

Germany

Report Date: 09 November 2017

Glossary

BaFin	Bundesanstalt für Finanzdienstleistungsaufsicht

BauGB	German Building Code

Capex	Capital expenditures

CESR	Committee of European Securities Regulators

CF	Cash flow

DCF	Discounted Cash Flow

DIN	Deutsches Institut für Normierung

EDD	Environmental Due Diligence

Empirica	Online Database for Real Estate Research

EPRA	European Public Real Estate Association

ERV	Estimated Rental Value

ESMA	European Securities and Markets Authority

GFA	Gross floor area

gif	Society of Property Researchers, Germany

GPV	Gross Present Value

IAS 40	International Accounting Standard 40

IASB	International Accounting Standards Board

IFRS	International Financial Reporting Standards

IFRS 5	International Financial Reporting Standard 5

IFRS 13	International Financial Reporting Standard 13

IVS	International Valuation Standards

NIY	Net Initial Yield

NOI	Net Operating Income

NPV	Net Present Value

Q&A	Question and answer process

RICS	Royal Institution of Chartered Surveyors

RIWIS	Regionales Immobilien-Wirtschaftliches Informations System (Online Database for Real Estate Research)

Savills	Savills Advisory Services Germany GmbH & Co. KG

Sqm	square meters

TDD	Technical Due Diligence

TLG	TLG IMMOBILIEN AG

VAT	Value added tax

WAULT	Weighted Average Unexpired Lease Term

WiGeoGis	Provider of geomarketing and market data

Summary Overview

A.	Summary Overview

Type of Report

This report has been conducted in the form of a condensed Valuation Report for the determination of Market Value carried out by Savills Advisory Services Germany GmbH & Co. KG. The valuation is in accordance with the RICS Valuation - Professional Standards (January 2014) of the Royal Institution of Chartered Surveyors (“Red Book”) and the International Standards for the Valuation of Real Estate for Investment Purposes (“International Valuation Standards”).

The report has been carried out for a prospectus intended by the Instructing Party in connection with a public takeover offer in form of an exchange offer.

Subject of this Valuation Report is the real estate portfolio of TLG consisting of 335 properties as at Date of Valuation.

The Market Value determined by Savills is consistent with the Fair Value in accordance with IFRS 13 of the International Financial Reporting Standards (IFRS) published by the International Accounting Standards Board (IASB).

Date of Valuation

30 September 2017

Subject Portfolio

According to TLG, the Subject Portfolio comprises all 335 properties held as financial investments – IAS 40 – or held as owner occupied properties – IAS 16 – (properties with buildings as well as undeveloped properties) that belong to the portfolio of the Instructing Party on the relevant Date of Valuation. The Subject Portfolio does not include any of the properties not held as financial investments – IAS 40 – or as owner occupied properties – IAS 16.

Please refer to the table below for a detailed view of the Subject Portfolio by use:

Portfolio overview by property type

	No. Properties	Lettable Area	Vacancy Rate (Area)	Vacancy Rate (EPRA)	Current Rent	WAULT
Retail	210	480,237	3.2%	1.6%	56,062,139	5.5
Office	47	542,883	5.8%	6.0%	63,904,649	4.9
Hotel	7	109,488	4.4%	2.7%	16,170,765	12.4
Retail - Mixed Use	17	68,969	3.8%	2.7%	8,910,065	6.2
Office - Mixed Use	11	90,544	4.9%	1.7%	8,945,285	5.1
Mixed Use - Others	8	43,760	6.5%	3.1%	3,384,732	4.3
Undeveloped Land	29	10	0.0%	13.1%	49,429	6.7
Industrial-/Storage-/Logistics	5	47,374	21.1%	23.7%	919,895	6.6
Miscellaneous (Social-/Sport-/Leisure)	1	3,184	0.0%	0.0%	276,155	5.7

Total	335	1,386,449	5.2%	3.8%	158,623,113	6.0

301 of the 335 Subject Properties are considered as properties producing sustainable rental income, whereas the remaining 34 properties are either undeveloped plots of land (28) or subject to liquidation (6), i.e. the land value exceeds the value of these properties in their current use.

Summary Overview

Summary of Valuation Results

Upon the assumption that there are no onerous restrictions or unusual outgoings of which we have no knowledge and based on the specific comments and assumptions set out in this Valuation Report, we are of the opinion that the aggregate of the individual Market Value of the freehold / leasehold interests of the Subject Properties of the Subject Portfolio, rounded at asset level, as at 30 September 2017, is:

EUR 2,408,349,000

(TWO BILLION FOUR HUNDRED EIGHT MILLION THREE HUNDRED

FORTY NINE THOUSAND EURO)

Gross Present Value in EUR	2,578,212,000
Assumed Purchase Costs Total in EUR	169,863,000
Thereof Real Estate Transfer Tax in EUR	124,360,700
Thereof Notary Fees in EUR	22,346,900
Thereof Agency Fees in EUR	23,155,400

The following table shows aggregated data of the 301 properties with a sustainable cash-flow (excluding 34 Liquidation Properties) which represent 98% of the total Market Value

Market Value in EUR per sqm	1,731
Gross Multiplier on Current Rent	14.98	x
Gross Multiplier on Market Rent	14.41	x
Net Initial Yield (NIY) on Current Rent	5.54%
Net Yield (NY) on Market Rent	5.81%

The Market Value of the Subject Portfolio reported is the aggregate total of the individual properties and not necessarily a figure that could be achieved if the Subject Portfolio were to be sold as a whole (Individual valuation principle).

Summary Overview

Between the date of valuation 30 September 2017 and the date of this report 18 October 2017 there have not been any material changes. Please refer to chapter F. Material Changes.

Breakdown of Market Value by Type of Use

Portfolio overview by use

	No. Properties	Lettable Area	Vacancy Rate (Area)	Vacancy Rate (EPRA)	Current Rent	Market Value	Market Value (Share of Total)	Market Value per sq m	Gross Multiplier on Current Rent	Gross Multiplier on Market Rent	NIY on Current Rent	NIY on Market Rent	WAULT
		sq m	%	%	EUR p.a.	EUR	%	EUR per sq m	x	x			years
Retail	210	480,237	3.2%	1.6%	56,062,139	748,270,000	31.1%	1,558	13.35	13.71	6.1%	6.0%	5.5
Office	47	542,883	5.8%	6.0%	63,904,649	1,037,570,000	43.1%	1,911	16.24	14.63	5.1%	5.8%	4.9
Hotel	7	109,488	4.4%	2.7%	16,170,765	289,600,000	12.0%	2,645	17.91	17.31	4.8%	5.0%	12.4
Retail - Mixed Use	17	68,969	3.8%	2.7%	8,910,065	128,190,000	5.3%	1,859	14.39	13.85	5.8%	6.1%	6.2
Office - Mixed Use	11	90,544	4.9%	1.7%	8,945,285	155,400,000	6.5%	1,716	17.37	15.31	4.7%	5.4%	5.1
Mixed Use - Others	8	43,760	6.5%	3.1%	3,384,732	28,990,000	1.2%	662	8.56	11.03	10.0%	7.6%	4.3
Undeveloped Land	29	10	0.0%	13.1%	49,429	9,299,000	0.4%	929,900	188.13	281.79	0.5%	0.3%	6.7
Industrial-/Storage-/Logistics	5	47,374	21.1%	23.7%	919,895	7,310,000	0.3%	154	7.95	7.34	8.4%	10.1%	6.6
Miscellaneous (Social-/Sport-/Leisure)	1	3,184	0.0%	0.0%	276,155	3,720,000	0.2%	1,168	13.47	14.26	5.8%	5.4%	5.7

Total	335	1,386,449	5.2%	3.8%	158,623,113	2,408,349,000		1,737	15.18	14.55	5.5%	5.8%	6.0

The above shown overview also contains the undeveloped plots with a total area of 239,024 sqm. Some of these plots produce rental income, which amounts to an annual total rent of EUR 49,429 p.a. and which results in a Market Value of EUR 9,299,000.

Breakdown of Market Value by Asset Classification

Portfolio overview by Asset class

	No. Properties	Lettable Area	Vacancy Rate (Area)	Vacancy Rate (EPRA)	Current Rent	Market Value	Market Value (Share of Total)	Market Value per sq m	Gross Multiplier on Current Rent	Gross Multiplier on Market Rent	NIY on Current Rent	NIY on Market Rent	WAULT
		sq m	%	%	EUR p.a.	EUR	%	EUR per sq m	x	x			years
Office	58	633,427	5.7%	5.4%	72,849,934	1,192,970,000	49.5%	1,883	16.38	14.72	5.1%	5.8%	4.9
Retail	227	549,206	3.3%	1.8%	64,972,204	876,460,000	36.4%	1,596	13.49	13.73	6.1%	6.0%	5.6
Hotel	7	109,488	4.4%	2.7%	16,170,765	289,600,000	12.0%	2,645	17.91	17.31	4.8%	5.0%	12.4
Other	43	94,327	13.6%	8.2%	4,630,210	49,319,000	2.0%	523	10.65	12.59	7.7%	6.5%	4.8

Total	335	1,386,449			158,623,113	2,408,349,000		1,737	15.18	14.55	5.5%	5.8%	6.0

Summary Overview

Breakdown of Market Value by Municipalities

Geographical Portfolio Distribution by Market Value

	No. Properties	Lettable Area	Vacancy Rate (Area)	Vacancy Rate (EPRA)	Current Rent	Market Value	Market Value (Share of Total)	Market Value per sq m	Gross Multiplier on Current Rent	Gross Multiplier on Market Rent	NIY on Current Rent	NIY on Market Rent	WAULT
		sq m	%	%	EUR p.a.	EUR	%	EUR per sq m	x	x			years
Berlin	55	454,084	6.4%	3.8%	56,948,093	1,001,670,000	41.6%	2,206	17.59	15.72	4.7%	5.4%	5.6
Dresden	51	204,090	4.0%	3.1%	22,091,369	334,206,000	13.9%	1,638	15.13	15.27	5.7%	5.7%	7.1
Frankfurt am Main	3	97,797	10.9%	10.5%	14,882,966	257,300,000	10.7%	2,631	17.29	15.88	4.8%	5.3%	6.1
Rostock	22	106,858	5.0%	3.0%	13,077,403	180,290,000	7.5%	1,687	13.79	14.77	6.0%	5.6%	8.3
Leipzig	15	111,312	1.3%	1.7%	10,531,219	168,440,000	7.0%	1,513	15.99	14.38	5.3%	6.0%	6.2
Bernau bei Berlin	1	27,208	2.7%	2.5%	4,043,902	55,000,000	2.3%	2,021	13.60	13.30	5.8%	5.9%	4.1
Strausberg	1	25,409	0.2%	0.4%	3,019,136	37,300,000	1.5%	1,468	12.35	13.14	6.2%	5.8%	4.0
Stralsund	4	16,660	10.0%	6.3%	2,703,908	36,740,000	1.5%	2,205	13.59	13.14	5.8%	6.1%	7.4
Wismar	2	16,522	2.2%	1.7%	1,895,288	23,400,000	1.0%	1,416	12.35	12.84	6.5%	6.2%	3.7
Gera	6	34,008	8.4%	2.7%	2,054,430	19,850,000	0.8%	584	9.66	9.79	8.3%	8.2%	5.1
Remaining Municipalities	175	292,502	4.0%	2.2%	27,375,399	294,153,000	12.2%	1,006	10.75	11.24	7.6%	7.2%	5.4

Total	335	1,386,449	5.2%	3.8%	158,623,113	2,408,349,000		1,737	15.18	14.55	5.5%	5.8%	6.0

Breakdown of Market Value by Tenure

Portfolio overview by Tenure

		Lettable Area	Vacancy Rate (Area)	Vacancy Rate (EPRA)	Current Rent	Market Value	Market Value (Share of Total)	Market Value per sq m	Gross Multiplier on Current Rent	Gross Multiplier on Market Rent	NIY on Current Rent	NIY on Market Rent	WAULT
		sq m	%	%	EUR p.a.	EUR	%	EUR per sq m	x	x			years
Freehold	333	1,381,002	5.2%	3.8%	158,250,721	2,403,999,000	99.8%	1,741	15.19	14.55	5.5%	5.8%	6.0
Leasehold	2	5,447	0.0%	0.0%	372,392	4,350,000	0.2%	799	11.68	12.70	6.9%	6.3%	8.2

Total	335	1,386,449	5.2%	3.8%	158,623,113	2,408,349,000		1,737	15.18	14.55	5.5%	5.8%	6.0

Breakdown of Market Value by Ratio

Within the Subject Portfolio, there are two Subject Properties with a Market Value share of nearly 5.0% of the overall portfolio Market Value.

First, this refers to the Property ID 485479 (Karl-Liebknecht-Straße 32, 32A, 32B in 10178 Berlin), which is a hotel/office building named “Die Welle Mitte” and located in the inner city of Berlin. This property is subject to a Market Value ratio of 4.72% (EUR 113,600,000) of the total portfolio Market Value. The total lettable area of this fully let property amounts to 33,942 sqm, while the remaining WAULT is 10.86 years. Based on the annual current rent of EUR 6,170,352, the multiple on current rent is at 18.41-fold, which corresponds to a net initial yield of 4.42%.

Secondly, it refers to the Property ID 64378 (Alexanderstraße 1, 3, 5 in 10178 Berlin), which is an office building located in the inner city of Berlin. This property is subject to a Market Value ratio of 4.48% (EUR 108,000,000) of the total portfolio Market Value. The total lettable area of this almost fully let property (only 1,129 sqm vacant area) amounts to 42,476 sqm, while the remaining WAULT is 3.12 years. Based on the annual current rent of EUR 6,696,797, the multiple on current rent is at 16.13-fold, which corresponds to a net initial yield of 5.16%.

Breakdown of Market Value by Method of Valuation

Portfolio overview by Method of Valuation

		Lettable Area	Vacancy Rate (Area)	Vacancy Rate (EPRA)	Current Rent	Market Value	Market Value (Share of Total)	Market Value per sq m	Gross Multiplier on Current Rent	Gross Multiplier on Market Rent	NIY on Current Rent	NIY on Market Rent	WAULT
		sq m	%	%	EUR p.a.	EUR	%	EUR per sq m	x	x			years
Discounted Cashflow	301	1,365,017	4.4%	3.7%	157,780,687	2,363,340,000	98.1%	1,731	14.98	14.41	5.54%	5.81%	6.0
Liquidation Value	34	21,432	55.0%	17.8%	842,426	45,009,000	1.9%	2,100

Total	335	1,386,449	5.2%	3.8%	158,623,113	2,408,349,000		1,737	15.18	14.55	5.5%	5.8%	6.0

Summary Overview

Breakdown of Market Value by Value (Positive/Negative)

In our valuation of the Subject Portfolio, we assessed five properties to have a negative value. The following table shows a breakdown of the properties with a negative value of EUR -1,051,000 in total.

However, such negative values are hypothetical. We have consequently assumed that these assets are not saleable, thereby concluding that they have a Market Value of “zero” within the aggregate portfolio value.

Portfolio overview by positive/ negative Values

		Lettable Area	Vacancy Rate (Area)	Vacancy Rate (EPRA)	Current Rent	Value	Value per sq m	Gross Multiplier on Current Rent	Gross Multiplier on Market Rent	NIY on Current Rent	NIY on Market Rent	WAULT
		sq m	%	%	EUR p.a.	EUR	EUR per sq m	x	x			years
Positive Market Values	330	1,386,449	5.2%	3.8%	158,623,113	2,409,400,000	1,738	15.19	14.56	5.5%	5.8%	6.0
Negative Calculatory Values	5	—			0	-1,051,000
- thereof
482011 - Apolda		—			0	-606,200
484564 - Apolda		—			0	-26,200
484565 - Apolda		—			0	-306,200
484566 - Apolda		—			0	-26,200
484567 - Apolda		—			0	-86,200

B.	Instructions and Sources of Information

I.	Scope of Instruction

Preamble

This Valuation Report has been prepared pursuant to the instruction letter of TLG IMMOBILIEN AG dated 21 December 2016, an agreement dated 2 December 2013 / 28 November 2013 between TLG and Savills, as amended by way of 1. Supplement dated 1 August 2014, 2. Supplement dated 2 November 2015 and 3. Supplement dating 7 March 2016 / 10 March 2016 and 4. Supplement dated 26 October 2016 / 28 October 2016 and 5. Supplement dated 18 January 2017 / 23 January 2017 (together the “Appointment Agreement”).

Savills hereby confirms that there is no conflict of interest in relation to the properties to be valued as at the Report Date or as at the Valuation Date.

Appraiser

Savills Advisory Services Germany GmbH & Co. KG

Taunusanlage 19

60325 Frankfurt am Main

Germany

(Hereinafter referred to as “Savills“)

Report Date

The Report Date is 09 November 2017. The Valuation Report refers to the position as at the date it was originally issued and Savills has taken no action, nor it is obliged to take any action, to review or to update the Valuation Report since the date it was originally issued.

Instruction

Savills carried out a determination of Market Value of the respective freehold and leasehold interests of the Subject Portfolio, which refer to all properties held as financial investments – IAS 40 – or held as owner occupied properties – IAS 16 – (properties with buildings as well as undeveloped properties) that belong to the portfolio of the Instructing Party on the relevant Date of Valuation.

For the purposes of this Valuation Report references to “Subject Property” or “Subject Properties” shall mean a reference to any property or properties within the Subject Portfolio.

The valuation is in accordance with the RICS Valuation - Professional Standards (January 2014) of the Royal Institution of Chartered Surveyors (“Red Book”) and the International Standards for the Valuation of Real Estate for Investment Purposes (“International Valuation Standards”).

Instructing Party

TLG IMMOBILIEN AG

Hausvogteiplatz 12

10117 Berlin

(hereinafter referred to as “TLG“ or “the Instructing Party”)

Addressees

The Valuation Report is addressed to and only for the use of the following “Addressees:

TLG IMMOBILIEN AG

Hausvogteiplatz 12

10117 Berlin

Germany

and

DZ BANK AG

Platz der Republik

60325 Frankfurt am Main

The Valuation Report was prepared on the basis of contractual agreements and is subject to these. Savills is liable for contractual demands to the Addressees of the Report only. Savills is liable to the mentioned Addressees solely to the extent of the agreed conditions. Savills do not accept any liability to other parties than the Addressees or, in case of a usage for a different purpose, for the content of this report.

Purpose of Valuation

This Valuation Report is to be included in a prospectus for a public offer of the Instructing Party to outside shareholders of WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft (“WCM AG”) in connection with a domination agreement (Beherrschungsvertrag) between the Instructing Party and WCM AG. For the avoidance of doubt, Savills prepared only this Valuation Report. Savills did not prepare (and does not accept any liability for) any other parts of this prospectus.

Date of Valuation

Reference Date of Valuation is 30 September 2017.

Subject Portfolio

According to TLG, the Subject Portfolio comprises all 335 properties held as financial investments – IAS 40 – or held as owner occupied properties – IAS 16 – (properties with buildings as well as undeveloped properties) that belong to the portfolio of the Instructing Party on the relevant Date of Valuation. The Subject Portfolio does not include any of the properties not held as financial investments – IAS 40 – or as owner occupied properties – IAS 16.

Please refer to the table below for a detailed view of the Subject Portfolio by use:

Portfolio overview by property type

	No. Properties	Lettable Area	Vacancy Rate (Area)	Vacancy Rate (EPRA)	Current Rent	WAULT
Retail	210	480,237	3.2%	1.6%	56,062,139	5.5
Office	47	542,883	5.8%	6.0%	63,904,649	4.9
Hotel	7	109,488	4.4%	2.7%	16,170,765	12.4
Retail - Mixed Use	17	68,969	3.8%	2.7%	8,910,065	6.2
Office - Mixed Use	11	90,544	4.9%	1.7%	8,945,285	5.1
Mixed Use - Others	8	43,760	6.5%	3.1%	3,384,732	4.3
Undeveloped Land	29	10	0.0%	13.1%	49,429	6.7
Industrial-/Storage-/Logistics	5	47,374	21.1%	23.7%	919,895	6.6
Miscellaneous (Social-/Sport-/Leisure)	1	3,184	0.0%	0.0%	276,155	5.7

Total	335	1,386,449	5.2%	3.8%	158,623,113	6.0

301 of the 335 Subject Properties are considered as properties producing sustainable rental income, whereas the remaining 34 properties are either undeveloped plots or subject to liquidation, i.e. the land value exceeds the value of these properties in their current use.

Interest Valued / Tenure

333 properties of the Subject Portfolio are held on the German equivalent of a freehold title, whereas two properties are subject to leasehold.

Currency

The relevant currency for this valuation is Euro (EUR).

Publication / Disclosure

Savills acknowledges and agrees that this Valuation Report will appear in a prospectus for (i) a public offer of the Instructing Party to outside shareholders of WCM AG in connection with a domination agreement between the Instructing Party and WCM AG and (ii) for the listing of the new shares of the Instructing Party offered in exchange for shares of WCM AG tendered by outside shareholders of WCM AG for trading on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with simultaneous admission to the sub-segment of the regulated market with additional post admission obligations (Prime Standard).

With the exception of the above-mentioned, neither the complete Valuation Report nor parts of the report or other references (with the exception of references in documents and presentations, which were prepared in the context of the public offer to outside shareholders of WCM AG and the listing of the new shares of the Instructing Party) may be used or published in other documents or in any other way without prior written consent of Savills, which may not be unreasonably withheld. Savills has to be informed beforehand, in which way and to which context the information of this Valuation Report is supposed to be used.

The Valuation Report may be disclosed by its Addressees on a purely informational basis and without any assumption of liability by Savills for its content to their legal advisors and other advisors, which are bound by professional code of conducts, to all legal advisors of the Instructing Party, to banks regarding current and planned financings of the valuated portfolios, to the listing agent and the settlement agent for the public offer, to rating agencies regarding the increase of share capital, to public institutions (for example BaFin) and to all of the aforementioned parties, where a disclosure is required in connection with the public offer or the listing.

Nature and Source of Information relied on

The valuation has been substantially and mainly based upon the information supplied to us by TLG for the purposes of this Instruction. In case no updated information was specifically provided to us for this Instruction, we have relied on the information received during the previous instructions subject to the Subject Portfolio, i.e. quarterly update valuations up until Q4/2015 and half-year valuations as of H1 2016, H2 2016 and H1 2017. TLG has confirmed that in case no updated information has been supplied for this Instruction, Savills may rely on that the previous information received in the context of previous valuations is still complete, correct and up to date.

Please refer to Section II “Sources of Information and Inspection” for a more detailed list of the information Savills has relied upon for the purposes of preparing this Valuation Report.

Definition of Value

We have been instructed to value the Subject Properties on the basis of Market Value in accordance with VPS 4.1.2 of the RICS Valuation Professional Standards 2014 (the “Red Book”) which is defined as follows:

“The estimated amount for which an asset or liability should exchange on the valuation date between a willing buyer and a willing seller in an arm’s length transaction after proper marketing and where the parties had each acted knowledgeably, prudently and without compulsion.”

The “Market Value” is consistent with the “Fair Value” in accordance with IFRS 13 of the International Financial Reporting Standards (IFRS) published by the International Accounting Standards Board (IASB), which is defined as follows:

“The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date:”

The assessment of Market Value has been carried out by Savills in accordance with the guidelines of the International Financial Reporting Standards (IFRS), the International Standards for the Valuation of Real Estate for Investment Purposes (International Valuation Standards), the Valuation Standards of the Royal Institution of Chartered Surveyors (Red Book) and in accordance with the relevant prospectus regulations applicable in Germany, including the CESR recommendations for the consistent implementation of the Committee of European Securities Regulators on prospectus 20 March 2013 (ESMA Update of the CESR recommendations).

For the avoidance of doubt, a valuation complying with the “Red Book” requirements is ipso facto compliant with the International Valuation Standards (IVS) and the Market Value pursuant to § 194 BauGB (German Building Code).

We confirm that we have sufficient current local and national knowledge of the particular property market involved and have the skills and understanding to undertake the valuation competently.

Place of Performance and Jurisdiction

German law applies. The place of performance is Berlin, and jurisdiction is Frankfurt/Main, Germany.

Assignment of Rights

The Addressees of this Valuation Report are not entitled to assign their rights under or in respect of the Appointment Agreement and this Valuation Report – either whole or in parts – to any third parties.

Declaration of Independence & Status of Appraiser

Savills hereby confirms to the best of its knowledge and belief that it has carried out the determination of the Market Value in its capacity as external appraiser and independent expert.

We further confirm that Savills is not aware of any actual or potential conflict of interest that might have an influence on its independent status. This declaration also includes all activities conducted by Savills in Germany with regard to the Subject Properties, which might be performed in addition to the valuation works of Savills.

The total fees earned by Savills from the Instructing Party (or other companies forming part of the same group of companies) are less than 5.0% of the total German revenues earned by Savills in the financial year 2016.

II. Sources	of Information and Inspection

Information Sources

For the purpose of this Instruction, we have relied on the information, provided to us by TLG:

•	Tenancy schedule as at 31 August 2017. Significant changes as per 30 September 2017 were separately provided to us by TLG

•	Lease agreements inclusive amendments for individual Subject properties. Most significant lease agreements were verified against the information stated in the rent roll. However, a full verification of all entries in the tenancy schedule was not performed (as per Instruction)

•	Land register excerpts

•	Cadastral maps

•	Letters of local authorities regarding public easements

•	Building permissions

•	Information of local authorities regarding planning law

•	Information of local authorities regarding development charges and contracts

•	Information regarding monumental protection

•	Public limitations and contracts regarding redevelopment areas

•	Private-law agreements (e.g. neighborhood agreements)

•	Calculations on lettable area according to DIN / gif

In case updated documents were not available for some properties for the purposes of this Instruction, we have relied on the information provided to us by TLG in the context of our previous valuations conducted on behalf of the Instructing Party, i.e. quarterly update valuations until Q4/2015 and half-year valuations as of H1 2016, H2/2016 and H1 2017. TLG has confirmed that in case no updated information has been supplied for this Instruction, Savills may rely on that the previous information received in the context of previous valuation is still complete, correct and up to date.

Furthermore, we would like to draw your attention to the following documents, which were received for the update valuation as at Q3/2017 and which were also applied for this Instruction:

•	Estimations regarding maintenance backlog (Capex), demolition costs, development costs and compensation amounts with regard to redevelopment areas as Excel-file as at 30 September 2017

•	Soil and building contamination incl. cost estimations and probability of occurrence as Excel-file as at 30.09.2017

•	Remaining construction costs of properties still under development as Excel-file as at 30.09.2017

•	Overview of non-recoverable operating costs 2013/2014/2015 as Excel-file as at 27 November 2016, available only for the most relevant retail properties

We have also included the following sources into our valuation:

•	Savills Research

•	Land Valuation Board (Gutachterausschuss) of the respective municipalities

•	Competition Analysis of Retailers published by Geoport

•	WiGeoGis

•	Empirica Online-Database

•	RIWIS Online-Database

•	Thomas Daily

Inspection

Savills has conducted either a full inspection or a drive-by inspection of the entire Subject Portfolio. All inspections have been conducted less than 12 months before the Date of Valuation at latest.

All conclusions made by Savills with regard to the condition and the actual characteristics of the land and buildings have been based on our inspection of the Subject Properties and on the documents and information provided (please see paragraph above).

For the avoidance of doubt, Savills did not carry out any building or structural surveys of the Subject Properties nor did it test any of installations (such as electrical, heating or other services or installations) at any of the Subject Properties. Moreover, the properties were not measured as part of Savills’ inspection. All of Savills’ conclusions resulting from its inspections are based purely on visual inspections without any verification as to their accuracy or completeness.

Furthermore, inspections that might cause damage to the Subject Properties have not been carried out. Statements about parts of the structure or materials which at the time of Savills inspection were covered or otherwise inaccessible are based on the information or documents provided to Savills by TLG (or on assumptions as more particularly set out in this Valuation Report).

C. Portfolio	Overview

Portfolio Profile

As at date of valuation, the Subject Portfolio comprises 335 Subject Properties, which are mainly located in the newly-formed German states (incl. Berlin, Dresden, Rostock, Leipzig, etc.). Merely five office properties (ID 486283 in Essen, 486282 in Stuttgart, 486321, 486322 and 486339 in Frankfurt) are located in the former part of West Germany.

Overall the Subject Portfolio comprises:

Portfolio overview by property type

	No. Properties	Lettable Area	Vacancy Rate (Area)	Vacancy Rate (EPRA)	Current Rent	WAULT
Retail	210	480,237	3.2%	1.6%	56,062,139	5.5
Office	47	542,883	5.8%	6.0%	63,904,649	4.9
Hotel	7	109,488	4.4%	2.7%	16,170,765	12.4
Retail - Mixed Use	17	68,969	3.8%	2.7%	8,910,065	6.2
Office - Mixed Use	11	90,544	4.9%	1.7%	8,945,285	5.1
Mixed Use - Others	8	43,760	6.5%	3.1%	3,384,732	4.3
Undeveloped Land	29	10	0.0%	13.1%	49,429	6.7
Industrial-/Storage-/Logistics	5	47,374	21.1%	23.7%	919,895	6.6
Miscellaneous (Social-/Sport-/Leisure)	1	3,184	0.0%	0.0%	276,155	5.7

Total	335	1,386,449	5.2%	3.8%	158,623,113	6.0

The above shown Current Rent includes rent of owner-occupied area of EUR 731,459 p.a. and rent guarantees of EUR 330,689 p.a. for the property ID 486316 in Berlin, Kapweg.

301 of the 335 properties have a sustainable rental income situation. The remaining properties (34) are either undeveloped plots (28) or properties with non-sustainable rental income (6) respectively in need of development. The latter ones might be developed in order to generate rental income.

Tenure

333 properties are held in the German equivalent of freehold title, while two properties are held in leasehold.

Location Analysis

A share of 74.0% of the current rental income is generated in the East German major cities of Berlin, Dresden, Rostock and Leipzig as well as in the Hesse capital of Frankfurt am Main. 70.3% of the total lettable area of the portfolio is located in these cities as well.

Top 10 municipalities by current rental income

#	Municipality	Lettable area	Lettable units	Current rental income	Average remaining lease term	Current rental income with lease expiry
		sq m	number	EUR p.a.	years
1	Berlin	454,084	5,869	56,948,093	5.61	97.4%
2	Dresden	204,090	2,843	22,091,369	7.12	95.5%
3	Frankfurt am Main	97,797	1,696	14,882,966	6.07	99.5%
4	Rostock	106,858	1,416	13,077,403	8.27	87.6%
5	Leipzig	111,312	1,508	10,531,219	6.21	96.0%
6	Bernau bei Berlin	27,208	994	4,043,902	4.14	94.7%
7	Strausberg	25,409	1,443	3,019,136	4.04	95.7%
8	Stralsund	16,660	213	2,703,908	7.43	85.5%
9	Gera	34,008	630	2,054,430	5.12	95.7%
10	Chemnitz	22,768	625	1,938,839	3.92	94.2%
> 10	Remaining	286,255	10,812	27,331,848	5.42	97.8%

With regard to the total Market Value of the TLG portfolio, 74.0% are located in cities of Berlin, Dresden, Frankfurt am Main, Rostock and Leipzig.

Top 10 municipalities by current rental income

Portfolio Composition as at Date of Valuation 30 September 2017

Portfolio overview by use*

	Lettable area	Vacancy	Current rental income	Average remaining lease term	Current rental income with lease expiry
	sq m		EUR p.a.	years
Retail	477,707	2.9%	60,504,657	5.62	99.0%
Office	589,756	5.7%	66,621,792	4.84	96.9%
Commercial	76,676	6.6%	3,056,223	3.44	98.2%
Storage	57,611	14.7%	2,583,797	6.25	85.9%
Residential	18,945	3.5%	1,670,382	2.02	3.6%
Hotel / Restaurant	101,132	1.3%	13,806,907	13.32	99.7%
Nursing Home	12,206	2.6%	1,181,404	12.82	100.0%
Logistics	98	—	4,133		—
Other Area	42,799	10.3%	3,791,298	5.32	99.0%
Leisure	9,518	43.4%	471,685	5.72	100.0%

Subtotal	1,386,449	5.2%	153,692,277	6.01	96.9%

	Lettable units	Vacancy	Current rental income	Average remaining lease term	Current rental income with lease expiry
	number		EUR p.a.	years
Internal Parking	6,120	9.1%	3,363,886	6.74	79.8%
External Parking	21,329	5.8%	737,521	4.42	39.9%
Rental Guarantee	3	—	330,689	0.46	100.0%
Other Unit	597	15.1%	498,740	4.54	55.2%

Subtotal	28,049	6.7%	4,930,835	5.80	72.7%

Total			158,623,113	6.00	96.1%

*	As at date of valuation; not including future lease contracts

Retail and office areas account for 77.0% of the lettable space of the Subject Portfolio.

The average unexpired lease term of the Subject Portfolio is ca. 6.00 years, with 96.1% of the rental income being covered by tenancies which are subject to fixed lease terms. 3.9% of the rental income results from tenancies with indefinite lease terms and therefore remain unconsidered in the calculation of the average lease term.

Distribution of lettable area per use*

*	Overview excludes units.

Distribution of current rental income per use

Top Tenants

Netto Marken-Discount AG & Co. KG as well as REWE Markt GmbH Zweigniederlassung Ost are the two most important tenants within the portfolio. A total of 12.0% of the current rental income is generated by these two tenants.

Top 10 tenants by current rental income

#	Tenant	Let area	Let units	Current rental income	Average remaining lease term	Current rental income with lease expiry
		sq m	number	EUR p.a.	years
1	Netto Marken-Discount AG & Co. KG	100,490	5,475	11,643,257	6.87	100.0%
2	REWE Markt GmbH Zweigniederlassung Ost	54,760	1,228	7,411,327	6.85	100.0%
3	THR Hotel am Alexanderplatz Berlin Betriebs- und Management GmbH	26,907	73	4,706,400	13.34	100.0%
4	Daimler Real Estate GmbH	17,815	156	4,456,058	2.00	100.0%
5	AIR Liquide Global E&C Solutions Germany GmbH	26,107	456	4,299,267	8.25	100.0%
6	Hellweg Die Profibaumärkte GmbH & Co. KG	41,153	1,057	4,083,491	7.18	100.0%
7	OstseeSparkasse Rostock	23,303	74	4,037,185	13.15	100.0%
8	Penny-Markt GmbH	27,804	894	3,497,028	5.19	100.0%
9	Bundesanstalt für Immobilienaufgaben	27,152	54	3,352,645	2.67	98.3%
10	EDEKA-MIHA Immobilien-Sevice GmbH	26,719	340	3,349,692	6.24	100.0%
> 10	Remaining	942,299	16,361	107,786,762	5.38	94.3%

Top 10 tenants by current rental income

D.	Valuation Considerations and Parameters

In this chapter, we comment on our assumptions and considerations in order to arrive with our opinion of Market Value.

Please note that our opinion of Market Value is carried out on the basis of a number of assumptions (hereafter referred to as “Valuation Assumptions”). In the absence of any information to the contrary in the Report, our opinion of Value is based on our General Valuation Assumptions enclosed in Chapter H “General Valuation Assumptions and Applied Definitions”.

Our General Valuation Assumptions will be supplemented or amended by our individual considerations, including underlying assumptions, as described in the following sections. Our individual considerations are based on additional assumptions to our General Valuation Assumptions (especially to find in Chapter H) which were adopted specifically with respect to our Opinion of Value of the assets which are subject to this Report.

If any of the aforementioned assumptions (General or individual valuation assumptions or other) are subsequently found to be incorrect or invalid, our Opinion of Value may need to be reconsidered.

I.	Method of Valuation

General Valuation Procedure

The valuation has been carried out on a single property basis. Each property has been valued individually.

Valuation Models

For the long-term income-based properties, we have used a Discounted Cash Flow (DCF) model.

Properties with buildings in a very bad technical condition that do not allow for sustainable revenue generation have been valued according to a Liquidation Value Method (land value less demolition costs and, if applicable, including remaining net operating income).

The valuation of undeveloped plots of land has been carried out by means of the comparative value method under consideration of land values by the local land valuation boards. If necessary, the residual method has also been used to check the plausibility of these land values.

For more details about the model and the underlying definitions of the key parameters, please refer to Chapter H “General Valuation Assumptions and Applied Definitions” of this Valuation Report.

II.	Portfolio Considerations

1.	Constituents of the Subject Properties

Fixtures in the Subject Properties, such as passenger and goods lifts, other conveyor installations, central heating installations and other technical installations have been regarded as integral parts of the Subject Properties and have, therefore, been reflected in our determination of Market Value. Tenant’s fixtures and fittings that would normally be the property of the tenant have not been reflected in our valuation.

2.	Legal Aspects

Land Register

With regard to legal matters, we relied on the information and documents mentioned under A.II - Sources of Information and Inspection received for the purposes of this Instruction. In case a property related impact on value was identified based on the provided legal documents, this has been reflected accordingly in our calculation of the Market Value.

For the purposes of this Instruction, we received updated land register excerpts (and related documents. In case updated documents were not available for some properties, we have relied on the information provided to us in our previous valuations conducted on behalf of the Instructing Party, i.e. quarterly update valuations up until Q4/2015 and both half-year valuations 2016 and H1/2017. TLG has confirmed that in case no updated information has been supplied for this Instruction, Savills may rely on that the previous information received in the context of previous valuation is still complete, correct and up to date.

According to the provided documents, there are several common entries in the respective Section II of the individual land register excerpts, such as pipe way-leaves, rights of way etc. For the purpose of our valuation, we assumed no impact on value resulting hereof.

With regard to two Subject Properties, the respective land register excerpts contain in section II encumbrances regarding leasehold titles and ground rent payments, which we have reflected accordingly in our valuation. These are as follows:

Leasehold properties

Proprerty ID	Address	Zip Code	Municipality	Tenure	Ground Rent (Erbbauzins) EUR p.a.	Leasehold Expiry Date
482028	Eichenweg 2	01468	Moritzburg	Leasehold	0	11/06/2043
486020	Jan-Maat-Weg 24-27	18055	Rostock	Leasehold	18,504	31/12/2070

				Total	18,504

According to information provided by TLG, there are no ground rent payments by TLG concerning the Subject Property in Moritzburg (482028). In this case, the tenant/lessee is contractually obliged to pay the ground rent directly to the lessor, so that there are no financial obligations in this regard concerning TLG.

Further Legal Aspects

For the purposes of this Instruction we have relied on the information provided to us by TLG in the course of the latest half-year update valuation as of H1/2017. In case updated documents were not available for some properties we have relied on the information provided to us by TLG in our previous valuations conducted on behalf of the Instructing Party, i.e. quarterly update valuations up until Q4/2015 and half-year valuation as of H1/2016, H2 2016 and H1/2017. TLG has confirmed that in case no updated information has been supplied for this Instruction, Savills may rely on that the previous information received in the context of previous valuation is still complete, correct and up to date.

3.	Technical Aspects

In case that obvious damage was identified during site inspections, we requested specific cost estimates for remediation of such damage (Capex). In addition to these cost estimates, we have also received a general overview of repair costs (Capex) from TLG for the Subject Properties.

According to information provided by TLG, the total estimated repair costs (CAPEX) amount to EUR 42,364,239. Please note that this Capex figure considers repair costs over a projection period of up to ten years.

Out of the above mentioned amount for Capex EUR 15,146,231 (35.8%) refer to the following four properties:

•	TLG Nr. 486276 (Berlin): EUR 5,276,169

•	TLG Nr. 486288 (Leipzig): EUR 4,692,362

•	TLG Nr. 486322 (Frankfurt): EUR 3,248,600

•	TLG Nr. 486292 (Rostock): EUR 1,929,100

All repair costs (Capex) have been considered accordingly in our valuation.

Please note that Savills has not been instructed to perform any technical due diligence and does not possess the necessary detailed technical information. Therefore, no reliance can be given with regard to the accuracy and completeness of the provided repair costs (Capex) mentioned above.

4.	Environmental Aspects

With regard to soil and building contamination, we have been provided with respective information regarding remediation costs on property level by TLG.

Costs above a materiality threshold of EUR 20,000 were considered in our valuation. According to TLG, marginal cost items are only substitutions for investigations regarding suspected cases, which can usually be covered by the budget reserved for regular ongoing maintenance.

In our valuation, only those costs have been considered, which are not covered by an indemnity by the Federal Republic of Germany. As a former federal company, TLG is exempt (to a certain extent) from incurring remediation costs, i.e. the federal government might bear a certain portion of these costs.

The total relevant costs for contamination amount to EUR 4,221,600.

In addition to the above-mentioned cost estimates, a probability of occurrence (high, low) was assessed by TLG. Where there is a direct action necessary, a high probability is given, whereas a low probability means that there are certain contaminations but the current use of the respective Subject Property is not affected.

According to the provided information, 48.9% of the above mentioned costs refer to a low probability, 11.3% to a medium and 39.8% to a high probability.

In our valuation, we have considered the respective remediation costs with a high probability of occurrence directly at the beginning of the cash flow, costs with low probability after 10 years and cost with medium probability as at 01/10/2022.

Due to discounting effects, costs with a low probability of occurrence have therefore only a minor impact on the budget compared to more probable cost items. Thus, in a sale scenario, costs with a high probability of occurrence would be deducted directly from the purchase price, while costs with a low probability of occurrence would only partially be deducted.

The remediation costs for soil and buildings are (as far as available) reflected accordingly in our calculation of the Market Value.

Please note that Savills has not been instructed to perform any environmental due diligence and does not possess the necessary detailed technical information. Therefore, no reliance can be given with regard to the accuracy and completeness of the above-mentioned remediation costs for soil and buildings.

5.	Tenancy Aspects

Tenancy Schedule

Our valuation is based on the tenancy schedule dated 31 August 2017, provided by TLG as at 14 September 2017. Moreover we have considered all material changes, which have taken place between 01 September 2017 and the date of valuation as at 30 September 2017, which have been reported by TLG in form of amendments to the tenancy schedule for the properties affected. Most significant lease agreements were verified against the information stated in the rent roll. However, a full verification of all entries in the tenancy schedule was not performed (as per Instruction). Deviations were identified primarily with regard to lease extensions (options), indexations and stepped rents, which were then verified and corrected by TLG.

A full verification of the provided tenancy schedule and the available lease agreements was not part of the scope of this Instruction. Savills therefore relied on the content of the tenancy schedule provided and assumed that the provided document reflects the status quo of all tenancies as at the Date of Valuation to a true and comprehensive extent. Please note that Savills cannot accept any reliance on or liability for the accuracy or the completeness of the provided information of subject tenancies.

Overdue rent payments

Savills has not checked the status of contractually agreed rent payments as at the Date of Valuation. Provided that Savills had no information to the contrary, we have assumed that there are no overdue rent payments.

Tenant Solvency

Our assessment of tenant solvency is based on the information provided by the credit rating service “Creditreform”, which expresses the ability to service debt in terms of the so-called “Credit-Standing Index”. This index takes into account a company’s asset situation/turnover/liquidity with 25%, structural risks with 10-15% as well as business sector risk with 10-15%, the mode of payment with 20-25% and, finally, the credit verdict with 25-30%. The result is an individual ranking figure in a range from 100 (Best grade, “1”) to 600 (Default grade, “6”). We retrieved the solvency information of the main tenants on the basis of the provided rent roll and lease contracts.

Please see the following table for the result of the solvency assessment of the 10 main tenants:

Top 10 tenants solvency oveview

#	Tenant	Current rental income	Share of Total Current Rental Income	Credit-Standing Index Ranking Figure as at January 2017	Descriptions
		EUR p.a.	%
1	Netto Marken-Discount AG & Co. KG	11,643,257	7%	207	Good credit standing (Default probability* 0.29%)

2	REWE Markt GmbH Zweigniederlassung Ost	7,411,327	5%	158	Very good credit standing (Default probability* 0.09%)

3	THR Hotel am Alexanderplatz Berlin Betriebs- und Management GmbH	4,706,400	3%	293	Moderate credit standing (Default probability* 2.31%)

4	Daimler Real Estate GmbH	4,456,058	3%	187	Very good credit standing (Default probability* 0.21%)

5	AIR Liquide Global E&C Solutions Germany GmbH	4,299,267	3%	210	Good credit standing (Default probability* 0.31%)

6	Hellweg Die Profibaumärkte GmbH & Co. KG	4,083,491	3%	219	Good credit standing (Default probability* 0.43%)

7	OstseeSparkasse Rostock	4,037,185	3%	161	Very good credit standing (Default probability* 0.11%)

8	Penny-Markt GmbH	3,497,028	2%	182	Very good credit standing (Default probability* 0.15%)

9	Bundesanstalt für Immobilienaufgaben	3,352,645	2%	121	Excellent credit standing (Default probability* 0.01%)

10	EDEKA-MIHA Immobilien-Sevice GmbH	3,349,692	2%	182	Very good credit standing (Default probability* 0.16%)

	Weighted average ranking (Top 10 tenants)	50,836,350	32%	192	Very good solvency credit standing

As shown, we retrieved solvency information for the top ten tenants in the Subject Portfolio, which contribute to 32% to the current total rental income.

The assessed top tenants provide predominantly excellent to good financial security according to the “Creditreform” ranking. Weighted by the tenants’ contribution to income, the overall credit standing can be evaluated as “Very good” under consideration of “Creditreform” measures.

Please note that, apart from the above mentioned, a more detailed financial investigation of the tenants is outside the scope of this report. We are not financial specialists and Savills comments above reflect how we believe the investment market would perceive the strength of the tenants.

III.	Individual Considerations

1.	Properties subject to Development/Redevelopment Measures

As at the Date of Valuation, 6 Subject Properties were still in development resp. the constructions were not completed yet. In our valuation, we have considered the projected and already completed areas, the future lease agreements as well as the remaining construction costs. Regarding the remaining construction costs, we were provided with the following information by TLG:

Development Costs

Property ID	Address	ZipCode	Municipality	Development Costs
				in EUR
485924	Ossenreyerstr. 53-61, Badenstr. 3-6, Kleinschmiedstr., Heilgeiststraße 84	18439	Stralsund	-1,680,000
483614	Hagenower Chaussee 27	19243	Wittenburg	-985,000
485747	Schröderplatz 2/Schröderstr. 25/Am Vögenteich 24	18069	Rostock	-300,000
485756	Ossenreyerstraße 52, Heilgeiststraße 83	18439	Stralsund	-300,000
484282	Bertholt-Brecht-Straße 23	18106	Rostock	-180,000
482522	Hultschiner Damm 204	12623	Berlin	-100,000

As for the following Subject Properties, major refurbishment measures in rental units with already signed lease contracts are yet to be completed as at the Date of Valuation:

Redevelopment Costs

Property ID	Address	ZipCode	Municipality	Development Costs
				in EUR
486316	Kapweg 3, 4, 5	13405	Berlin	-1,348,437
485924	Ossenreyerstr. 53-61, Badenstr. 3-6, Kleinschmiedstr., Heilgeiststraße 84	18439	Stralsund	-680,000
486282	Industriestraße 48	70565	Stuttgart	-400,000
483251	Prager Straße 4	01069	Dresden	-373,000
486292	Aroser Allee 60, 64, 66, 68, 70, 72, 72a, 74, 76,78	13407	Berlin	-280,000
486204	Köpenicker Straße 30-31 /Bona-Peiser-Weg 2	10179	Berlin	-170,531
486245	Doberaner Straße 114-116 / Lohmühlenweg 1,2	18057	Rostock	-120,000
485784	Postplatz 5,6 /Schweriner Straße 1	01067	Dresden	-95,000

All remaining construction costs listed above have been deducted by the first month of the respective cash flow.

Please note that Savills has not been instructed to perform any technical due diligence and does not possess the necessary detailed technical information. No reliance can therefore be given with regard to the accuracy and completeness of the provided remaining construction costs mentioned above.

2.	Leasing Properties

In Germany, “Leasing Properties” are custom built and generally fully equipped properties that are leased for a long term to a single tenant. Furthermore, there are usually agreements with regard to purchase options for the tenant.

Within the Subject Portfolio, there are seven properties, where TLG operates as a leasing provider resp. lessor:

Leasing properties

Proprerty ID	Address	Zip Code	Municipality
482028	Eichenweg 2	01468	Moritzburg
482836	Maria-Reiche-Str. 2a	01109	Dresden
482837	Grenzstraße 22	01109	Dresden
483425	Lindenallee 26	39288	Burg (bei Magdeburg)
484330	Maria-Reiche-Str. 2a	01109	Dresden
484331	Maria-Reiche-Str. 2a	01109	Dresden
484918	An der Bartlake 5	01109	Dresden

In our valuation, the agreement that the ongoing maintenance costs are borne by the lessees was reflected accordingly for the properties mentioned above. Consequently, the purchase options of the lessees were reflected as well.

3.	Properties subject to Liquidation

34 out of the 335 Subject Properties (circa. 1.9% of the total portfolio value) are either undeveloped plots of land or do not generate a sustainable rental income or the underlying land value exceeds the value of the properties in their current use. For these properties, the land value less any assumed demolition costs for the existing buildings is determined.

In case there are existing lease agreements subject to these properties, the assumed liquidation takes place after expiry of the last lease agreement. Up to this point, the net operating income from the buildings is discounted and finally added to the discounted future liquidation value.

IV.	Basic Cash Flow Considerations

Preamble

The following summaries of the valuation assumptions and parameters only relate exclusively to the 301 Subject Properties with a sustainable rental income situation and that have been valued using the Discounted Cash Flow (DCF) method.

In the following section, we seek to comment on all input parameters in our valuation model. Besides a general description of each parameter, the applied ranges of those parameters will be stated, too. The considered parameters result in a value of the individual properties, which were verified by means of appropriate comparable transactions.

The remaining 34 undeveloped plots of land and liquidation properties have not been considered in the following description in order not to distort the information.

Estimated Rental Value (ERV) Market Rent

Estimated rental values (“market rents”) indicated in this report are those which have been adopted by us as appropriate in assessing the capital value or the letting potential of the property. In our opinion these are subject to market conditions that are either current or are expected in the short term. They are based on our experience of the markets and our knowledge of actual comparable market activity.

For the purpose of comparison, we considered market evidence by assessment of actual lettings of units with the same or a comparable use, where applicable and available. The average market rent in the TLG portfolio has been estimated as follows:

Market rent

	Minimum	Maximum	Average*
	EUR per	EUR per	EUR per
	sq m p.m.	sq m p.m.	sq m p.m.
Retail	—	112.50	10.37
Office	—	25.00	10.59
Commercial	1.00	32.00	3.63
Storage	—	12.00	3.72
Residential	5.00	12.00	8.16
Hotel / Restaurant	1.50	50.00	11.76
Nursing Home	5.00	9.00	8.06
Logistics	2.00	2.00	2.00
Other Area	—	35.00	7.59
Leisure	3.40	8.50	6.48
Internal Parking	—	150.00	51.47
External Parking	—	166.35	3.29
Rental Guarantee
Other Unit	—	2,556.46	75.59

*	weighted by sq m /units

Non-Recoverable Ancillary Costs

Ancillary costs of a property are generally costs of

•	service of the property (“service charges”, “costs of operation”),

•	management,

•	ongoing maintenance.

These costs can generally be allocated to the responsibility of tenants in commercial leases (with a few restrictions), whereas there are much stricter regulations for residential leases. Residential tenants may only be obliged to bear services charges as defined in the Ordinance of Services Charges (Betriebskostenverordnung) but must never – by law – be made responsible for costs of maintenance or management.

With regard to service charges, we received actual non-recoverable costs for retail properties by TLG. Those costs were verified and taken into consideration accordingly for those properties. For non-retail properties, for which we did not receive any information on the amount of non-recoverable service charges, we assumed that all service charges will be borne by the tenants.

We have allowed management costs as a percentage of the annual market rent. Generally, we have allowed the following amounts, depending on the type, rent level and complexity of the respective asset:

Management costs				Management costs
	Minimum	Maximum	Average		Minimum	Maximum	Average *
	% of Market Rent	% of Market Rent	% of Market Rent		EUR per unit p.a.	EUR per unit p.a.	EUR per unit p.a.
Retail	—	6.00%	2.44%	Retail	—	34,597	1,898
Office	1.00%	6.00%	2.73%	Office	—	96,064	2,066
Commercial	—	6.00%	2.49%	Commercial	—	13,405	1,434
Storage	—	6.00%	2.49%	Storage	—	8,258	153
Residential	1.32%	10.12%	3.54%	Residential	250	288	256
Hotel / Restaurant	1.00%	6.00%	1.98%	Hotel / Restaurant	—	123,991	4,618
Nursing Home	1.00%	5.00%	2.65%	Nursing Home	—	25,633	7,623
Logistics	2.00%	2.00%	2.00%	Logistics	47	47	47
Other Area	1.00%	6.00%	4.25%	Other Area	—	39,269	3,003
Leisure	2.00%	6.00%	3.42%	Leisure	302	4,284	1,816
Internal Parking	—	11.90%	3.18%	Internal Parking	—	54	19
External Parking	—	25.00%	5.05%	External Parking	—	60	2
Rental Guarantee				Rental Guarantee	—	—	—
Other Unit	—	833.33%	3.93%	Other Unit	—	1,227	34
				* weighted by number of units

This approach is also to reflect a common level of management costs that we assume the assets require for maintaining a “normal” management effort. All costs include annual inflation which will be adjusted each year of the DCF term.

For costs of ongoing maintenance, we assumed the following for the respective types of use.

Maintenance

	Minimum	Maximum	Average *
	EUR per sq m p.a.	EUR per sq m p.a.	EUR per sq m p.a.
Retail	—	10.00	5.68
Office	1.00	10.00	7.28
Commercial	—	8.00	4.41
Storage	—	10.00	3.29
Residential	5.00	10.00	8.52
Hotel / Restaurant	4.00	10.00	7.52
Nursing Home	1.00	8.00	7.56
Logistics	3.00	3.00	3.00
Other Area	—	30.00	3.97
Leisure	4.00	10.00	6.00
Internal Parking	—	80.00	45.81
External Parking	—	40.00	27.34
Rental Guarantee
Other Unit	—	30.00	7.07

*	weighted by sq m /units

All costs include annual inflation which will be adjusted each year of the DCF term.

Non-Recoverable Costs on Vacancy

These are generally non-recoverable service charges, for example any operational costs, which may need to be borne by the landlord should a tenant become unable to pay for any reason (e.g. insolvency) or in the general case of vacancy. These costs are incurred in addition to the regular non-recoverable ancillary costs as explained above.

In the absence of more detailed information of actual non-recoverable costs in the case of vacancy, we considered non-recoverable ancillary costs per sqm/month for vacant areas as follows:

Vacancy costs

	Minimum	Maximum	Average*
	EUR per sq m p.m.	EUR per sq m p.m.	EUR per sq m p.m.
Retail	—	2.00	1.06
Office	1.00	2.00	1.29
Commercial	—	1.50	0.90
Storage	—	1.50	0.66
Residential	1.00	1.50	1.12
Hotel / Restaurant	1.00	2.00	1.11
Nursing Home	0.50	1.00	0.97
Logistics	0.50	0.50	0.50
Other Area	—	1.50	0.62
Leisure	1.00	1.50	1.21
Internal Parking	—	—	—
External Parking	—	—	—
Rental Guarantee
Other Unit	—	—	—

*	weighted by sq m /units

Please note that these costs will only be applied for the assumed duration of vacancy.

Void Periods for Current Vacancy and Void Periods after Expiry of Leases

Voids generally represent the time period between the expiry of a lease and the start date of a new lease.

We considered “Void Periods after Expiry of Leases” for all cases where leases expire in the future and during the upcoming DCF term of 10 years. This can be actual lease agreements in place as well as modelled leases assumed for current vacancy. Units, which are currently let or which will become vacant in the future, are only subject to the “Void Periods after Expiry of Leases”.

Void period of current vacancy				Void Period after expiry of leases
	Minimum	Maximum	Average*		Minimum	Maximum	Average*
	months	months	months		months	months	months
Retail	3.00	18.00	9.22	Retail	—	24.00	6.36
Office	3.00	30.00	11.87	Office	—	18.00	5.57
Commercial	6.00	18.00	11.99	Commercial	3.00	24.00	9.71
Storage	3.00	24.00	8.98	Storage	—	18.00	6.42
Residential	2.00	6.00	3.37	Residential	1.00	18.00	3.29
Hotel / Restaurant	6.00	12.00	8.18	Hotel / Restaurant	—	12.00	4.62
Nursing Home				Nursing Home	6.00	9.00	6.12
Logistics				Logistics	9.00	9.00	9.00
Other Area	12.00	15.00	12.00	Other Area	—	9.00	5.09
Leisure	6.00	6.00	6.00	Leisure	3.00	24.00	9.06
Internal Parking	1.00	24.00	10.82	Internal Parking	—	12.00	5.39
External Parking	—	24.00	8.00	External Parking	—	18.00	6.02
Rental Guarantee				Rental Guarantee
Other Unit	—	12.00	4.38	Other Unit	—	18.00	4.07
* weighted by market rent				* weighted by market rent

Leasing Commissions

German law does not restrict the charging of agency fees on lettings for commercial properties. In the event that the administration is not able to recover some of the letting costs, book allowances have been made at this level to reflect the management expenses incurred in letting, e.g. meetings to negotiate lease terms, newspaper adverts etc.

For the purpose of this valuation, we mostly have assumed letting fees equivalent to up to 3 months’ rent for commercial units (except for the spaces for technical use and for parking spaces) and 2 months’ rent for residential units.

However, letting fees have only been applied if we are of the opinion that the current tenant may leave the property. If a prolongation of the lease contract with the existing tenant is the most likely case, no leasing commissions are deducted.

Rent Free Periods

It is a common practice in Germany to use “Incentives” to the tenants in case of signing of a new commercial lease or prolongation of an existing one. For the purpose of this valuation, we apply the following rent free periods as an Incentive:

Incentives - rent free periods

	Minimum	Maximum	Average *
	months	months	months
Retail	2.00	6.00	2.92
Office	2.00	6.00	3.55
Commercial	3.00	3.00	3.00
Storage	—	6.00	3.63
Residential	—	3.00	2.45
Hotel / Restaurant	3.00	6.00	3.33
Nursing Home
Logistics
Other Area	3.00	3.00	3.00
Leisure	2.00	3.00	2.96
Internal Parking	—	6.00	3.77
External Parking	—	6.00	4.40
Rental Guarantee
Other Unit	—	3.00	2.68

*	weighted by market rent

Costs of Rental Unit Refurbishment (“Tenant Improvements”)

It is frequently the tenant’s responsibility to redecorate and carry out at least minor repairs. When there is a tenant rollover, however, additional expenses for basic repairs and a more comprehensive renovation of the unit must normally be allowed for in order to assist marketing and re-letting.

In our DCF model, we differentiate between costs of “First-time Refurbishment Costs” and those of “Continuing Refurbishment”. First-time refurbishment costs will be applied to units which are currently vacant and to units which are now let but will become vacant for the first time during the applied DCF term. Here, we considered the following:

First-time refurbishment costs				Continuing refurbishment costs
	Minimum	Maximum	Average *		Minimum	Maximum	Average *
	EUR per sq m	EUR per sq m	EUR per sqm		EUR per sq m	EUR per sq m	EUR per sq m
Retail	—	250	31	Retail	10	50	29
Office	—	500	181	Office	—	200	92
Commercial	10	50	26	Commercial	10	50	21
Storage	—	100	16	Storage	—	100	16
Residential	—	250	58	Residential	20	50	42
Hotel / Restaurant	—	275	56	Hotel / Restaurant	—	200	55
Nursing Home	50	100	53	Nursing Home	10	50	34
Logistics	10	10	10	Logistics	10	10	10
Other Area	—	30	19	Other Area	—	30	19
Leisure	30	150	39	Leisure	20	50	33
Internal Parking	—	—	—	Internal Parking	—	—	—
External Parking	—	—	—	External Parking	—	—	—
Rental Guarantee				Rental Guarantee
Other Unit	—	—	—	Other Unit	—	—	—
* weighted by sq m /units				* weighted by sq m /units

“Continuing refurbishment costs” will accordingly be applied to remaining cases, i.e. units where there is a second lease expiration during the applied DCF term:

Our DCF model generally considers costs of refurbishment at the end of the assumed letting void.

Average Lease Term for new Lettings

Commercial tenancies in Germany are usually agreed for a fixed period of 3 to 10 years, sometimes longer. The residential tenancies are agreed on an open-end basis. For the latter we have applied random generated lease expiry terms in a range of 5 to 10 years. For the commercial units we have applied the following lease terms based on our experience:

Duration of new lease

	Minimum	Maximum	Average*
	years	years	years
Retail	5.00	10.00	5.39
Office	5.00	10.00	5.52
Commercial	5.00	7.50	5.04
Storage	5.00	10.00	5.31
Residential	5.00	20.00	9.39
Hotel / Restaurant	5.00	10.00	5.49
Nursing Home	5.00	5.00	5.00
Logistics	5.00	5.00	5.00
Other Area	3.00	7.50	5.02
Leisure	5.00	7.50	5.71
Internal Parking	5.00	7.50	5.43
External Parking	5.00	7.50	5.06
Rental Guarantee
Other Unit	5.00	10.00	5.64

*	weighted by market rent

Structural Vacancy

Due to the property-specific condition of refurbishment as well as the respective market environment, we assume that a minor portion (8,635 sqm resp. 0.6% of the lettable area) of the currently vacant space of 71,939 sqm (vacancy rate: 5.2%) can be considered as structurally vacant.

Applied Growth Assumptions

We have applied the following growth parameters in our DCF calculations:

•	Annual inflation (year 1-5): 1.85 to 1.97% (source: Focus Economics),

•	Annual inflation (year 6 onwards): 2.0%,

•	Rental growth (current rent): according to annual inflation, under consideration of actual indexation clauses based on underlying inflation resp. under consideration of agreed stepped rents.

Regarding the considered market rents, we have assumed that these evolve according to a proportionate ratio compared to the above-mentioned growth assumption. Consequently, depending on the quality of the individual Subject Properties and the respective macro and micro locations, we have applied a market rental growth between 0 and 100% of the respective inflation rate.

Rates in DCF Calculations

We applied the following rates in our valuation:

Internal yields and rates

	Minimum	Maximum	Average *
Discount Rate	3.00%	11.00%	5.08%
Exit Capitalisation Rate	4.00%	25.50%	6.33%

*	Discount Rate weighted by Gross Present Value
Exit Capitalisation Rate weighted by Exit Value

Subject Portfolio by city and asset class

	Discount rate		Exit Cap Rate
	Min	Max	Min	Max
Office
Berlin	4.3%	5.7%	4.0%	6.5%
Dresden	4.0%	5.5%	5.8%	10.5%
Leipzig	4.8%	6.8%	5.8%	9.0%
Rostock	4.0%	6.6%	4.5%	8.1%
Others	4.0%	8.0%	5.1%	14.0%

Retail
Berlin	3.0%	7.0%	5.3%	8.8%
Dresden	4.3%	9.0%	5.8%	14.0%
Leipzig	5.0%	6.5%	7.0%	9.8%
Rostock	5.0%	7.5%	5.5%	8.5%
Others	4.5%	10.0%	6.1%	20.5%

Hotel
Berlin	4.5%	4.8%	5.3%	5.5%
Dresden	4.3%	5.0%	6.0%	6.5%
Leipzig	5.0%	5.0%	6.3%	6.3%
Rostock	4.3%	4.3%	5.8%	5.8%

Please note that Discount Rates and Exit Cap Rates are related to the underlying cash-flow assumptions made for each property. To back-up our valuation results, we have considered comparable transactions and/or market databases.

Furthermore, we also compared our results for retail and office core assets in the three top locations against the market data of BulwienGesa (RIWIS).

Costs of Transaction

For our Opinion of Value, we applied costs of transaction as follows:

•	Real Estate Transfer Tax: 3.5% - 6.5% depending on the federal state

•	Notary fees: 0.5% - 1.0%

•	Agency fees: 0.5% - 1.0%

These costs are chosen as they are common in ordinary course of business, i.e. in an asset deal, and for the subject type of properties. Costs of transaction may, however, differ in the actual individual case – depending on the type of transaction.

E.	Valuation Results

Opinion of Market Value

Total Agreed Rental Income (“Current Rent”)

According to the provided tenancy schedule, the current rental income as at 30 September 2017 amounts to:

EUR 158,623,113 p.a.

(ONE HUNDRED FIFTY EIGHT MILLION SIX HUNDRED TWENTY

THREE THOUSAND ONE HUNDRED THIRTEEN EURO)

(*incl. rent of owner-occupied area of EUR 731,459 p.a. and rent guarantees of EUR 330,689 p.a. for the property ID 486316 in Berlin, Kapweg)

Opinion of Net Estimated Rental Value (ERV)

The estimated rental value as at 30 September 2017 amounts to:

EUR 165,530,290 p.a.

(ONE HUNDRED SIXTY FIVE MILLION FIVE HUNDRED THIRTY

THOUSAND TWO HUNDRED NINETY EURO)

Opinion of Market Value

Upon the assumption that there are no onerous restrictions or unusual outgoings of which we have no knowledge and based on the specific comments and assumptions set out in this Valuation Report, we are of the opinion that the aggregate of the individual Market Value of the freehold / leasehold interests of the Subject Properties of the Subject Portfolio, rounded at asset level, as at 30 September 2017, is:

EUR 2,408,349,000

(TWO BILLION FOUR HUNDRED EIGHT MILLION THREE HUNDRED

FORTY NINE THOUSAND EURO)

Gross Present Value in EUR	2,578,212,000
Assumed Purchase Costs Total in EUR	169,863,000
Thereof Real Estate Transfer Tax in EUR	124,360,700
Thereof Notary Fees in EUR	22,346,900
Thereof Agency Fees in EUR	23,155,400

The following table shows aggregated data of the 301 properties with a sustainable cash-flow (excluding 34 Liquidation Properties) which represent 98% of the total Market Value

Market Value in EUR per sqm	1,731
Gross Multiplier on Current Rent	14.98	x
Gross Multiplier on Market Rent	14.41	x
Net Initial Yield (NIY) on Current Rent	5.54%
Net Yield (NY) on Market Rent	5.81%

The Market Value of the Subject Portfolio reported is the aggregate total of the individual properties and not necessarily a figure that could be achieved if the Subject Portfolio were to be sold as a whole.

F.	Material Changes

Savills hereby confirms that as at the date of this Valuation Report:

•	Savills is not aware (after having made reasonable enquiries of TLG) of any material change in circumstances between 30 September 2017 and the date of this Valuation Report which in Savills’ reasonable opinion is likely have a material effect on the Market Value of the subject properties as at the date of this Valuation Report; and

•	In relation to market conditions and movements in the real estate markets in which the subject properties are located, based on observed transactions involving comparable properties which have occurred and independent data published, in each case, since 30 September 2017, we do not consider that the movement in respect of the subject properties constitutes material change.

G.	Market Overview

I.	General Economy and Financial Markets

Germany economy on a modest growth path

The German economy was able to keep its pace shown in previous years and grew by 1.9% in 2016. A tight labor market, which is expected to push up wage demands, receding political uncertainty at home and across Europe as well as healthy external demand should ensure GDP growth will remain robust this year and average around 1.8%. The GDP growth in 2018 is expected to reach 1.7%.

Gross Domestic Product

Source: Statistisches Bundesamt, Focus Economics

Consumer climate reaches fresh high

After resilient consumer sentiment, the index picked up recently and is expected to continue its upward tendency. This increase is consistent with the sharp increase in economic and income expectations, thanks to the economy’s healthy start to the year and continued labor market strength. Consumers’ propensity to buy also rose strongly and stands near historic highs.

Consumer Climate

Source: GfK

Confidence among German businesses remained fairly high. The business confidence index, elaborated by the Ifo Institute, has been at a rather high level for several years now and current business expectation figures indicate towards a growing economy going forward.

Economic Sentiment Indicator

Source: cesifo

Inflation remains low despite very expansionary monetary policy

The European Central Bank’s (ECB) quantitative easing program ensures that monetary conditions will remain supportive. This - together with an improving economic environment in the Eurozone - should result in higher inflation. Inflation in Germany is expected to be around 1.7% in both 2017 and 2018.

ECB Prime Rate and Inflation

Source: Statistisches Bundesamt, Deutshce Bundesbank, Consensus Economics

II. Germany Office Markets

The upward trend in the six major German office markets continued in the second quarter. The competition for the increasingly scarce space offer has intensified again.

Take-up in the top 6

Source: Savills / * forecast

The rising scarcity is opposed by an unbroken high demand for space. The take-up increased by 3.2% compared to the previous year to 1.7 million sqm. Keeping this level difficult is a face of a foreseeable decline. This year, with a volume of less than 800,000 sqm, the new office space will be as small as it has been since 2012. The value is also 15% below the 10-year average of around 925,000 sqm. The volume of completion will probably not be much higher next year. For 2018 almost one million square meters are in the pipeline. Only in 2019 will a much higher volume of completion be expected. Currently, projects with more than 1.7 million sqm are planned.

Development pipeline top 6

Source: Savills

Prime and average rents rose by 1.0% and 0.8%, respectively, on average for the top six markets. On average, the vacancy rate fell by 10 basis points to 5.5% against the previous quarter.

Rental level and vacancy rate top 6

Source: Savills /	* forecast

Since many major applications are expected to be concluded in the second half of the year, a total sales volume of around 3.4 million sqm is expected for the year as a whole, which would be equivalent to the previous year’s level. A significantly higher sales result compared to the previous year is limited on the offer side. Instead, the low-volume production figures that are still low this year will ensure that the vacancy in all markets will continue to drop by the end of the year. The average vacancy rate for the top six markets is very close to the 5% mark in the next six months.

III.	Germany Office Investment Market

In the first half of the year, investment volume converted into office real estate totaled more than EUR 10.1 bn, an increase of 35% compared to the same period of the previous year. In the past 12 months, the transaction volume has accounted for about 81% of the top-7 cities. The number of portfolios was significantly higher than in the previous years. For instance, H1-2017 accounted for about 30% of transaction volume on single sales, while on average, the average of the past five years was only 24%.

Office Transaction Volume

Source: Savills

The top yields for office properties have fallen again in the second quarter to currently 3.4% on the average of the top 7. This is a decrease of 20 basis points against the previous quarter. As demand for German office objects from Germany and abroad is still high, prices have continued to rise in the often highly competitive bidding processes. Prospectively, however, the return on earnings should slow down.

Office prime yields**

Source: Savills	/ * forecast / ** in each case average of Berlin, Frankfurt and Munich

Given the positive fundamentals on the office leasing market, demand will remain high in the second half of the year as well. However, as more and more owners are expected to consider a sale at the same time, investment activity will also be brisk in the coming quarters. The transaction volume for the full year should therefore exceed the previous year’s figure of EUR 24 bn.

IV.	Retail Market Germany (focus supermarkets and discounters)

General information

With 124.0m sqm of retail space in 2016, meaning an increase of about 14% compared to 2000, Germany has the sixth largest per capita retail space in Europe in 2016.

In 2014, the revenue of the German food retail industry summed up to EUR 153.6 billion representing a 16% increase compared to 2011. With a share of 45% the largest share of revenue was allotted to discounters, followed by supermarkets (29%) and hypermarkets (12%).

In general, there is a trend of retailers that could be described as “back to the cities”. This is due to a lack of food retailers in urban areas. Especially larger retailers were not able to satisfy their constant growth in demand for space. This marks a good opportunity for smaller supermarkets or discounters to fill this gap and to establish as promising competitors to out-of-town markets.

Investment Market

Retail property changed hands for a total of EUR 5.9 bn in the investment market at the beginning of 2017, representing a significant increase (+22%) compared with the same period 2016. The increase in transaction volume affected almost all retail formats but was most pronounced with regard to retail warehouse parks (+97%) and shopping centers (+78%) and high street properties (+16%).

Retail Transaction Volume

Source: Savills

With a transaction volume of almost EUR 1.8 bn, prime high street properties have been the most favored retail asset class in the first six month 2017, reaching a share of 31% of the total retail investment volume. Investments in shopping centers ranked second with an investment volume of EUR 1.6 bn within the last half year reflecting a share of 27%. Due to limited supply of investment opportunities in the segment of prime high street and shopping centers, there has been a shift towards other segments like supermarkets, discounters and DIYs throughout 2017. In the last half year, investment volume of these retail properties amounted to almost EUR 1.3 bn.

Usage

Source: Savills

In 2015 and 2016, investments in supermarkets and discounters reached a level with EUR 1.5 bn respectively EUR 1.1 bn. In the first half of 2017, the transaction volume amounted to EUR 0.5 bn.

Transaction volume supermarkets and discounters

Source: Savills

V.	Real Estate Market of East Germany

Introduction

Generally, the German economy – one of the main drivers of the local real estate markets – is currently on a modest growth path. The national GDP grew by 1.9% last year. In the beginning of 2016, the economy was mainly driven by solid fixed investment and robust private consumption. Similar to 2015, the economy was backed by loose monetary policy and healthy labor market. The unemployment rate dropped to 6% in 2017, the lowest value since the German reunification. Germany’s economic outlook is fairly stable and resilient. Growth will continue, but somewhat slower. Consensus Forecast panelists see GDP growth for 2017 at 1.8% and for the following year at 1.7%.

Socio-demographic and economic framework

Since reunification, eastern Germany, comprising the federal states Berlin, Brandenburg, Mecklenburg-Western Pomerania, Saxony, Saxony-Anhalt, and Thuringia, has lost more than two million inhabitants, or 11.5% of its population until 2011. Since then, the population started to increase slightly - in the last five years the number of inhabitants grew by 1.4% to reach 16.1 million at the end of 2015, the latest statistical survey. By 2035, the population is expected to shrink by another 2 million inhabitants, or 12.4%. In the remaining federal states the number of inhabitants is expected to decrease by ca. 1.6% in the same period of time. While migration from eastern to western Germany was the main reason for the population decrease during the past decades, out-migration has largely come to an end with regard to the latest figures. In fact, hotspots like Berlin or Leipzig register high in-migration figures. In 2012, the migration balance for of eastern Germany was positive for the first time since reunification. However, this result is largely attributed to high in-migration figures to Berlin. Excluding Berlin, the remaining eastern German federal states lost more than 41,000 inhabitants in 2014. In 2010 this number almost reached 135,000.

Although the economic figures converged over the past decades, there is still a significant gap between West and East Germany. Average tax revenue in eastern Germany is still far below the western average. Economic strength, measured by GDP per inhabitant is only 72 percent and wages at around 83 percent of the western average. Unemployment rates are still higher than in western Germany, but have reduced significantly and are not in high double digits any more. Pensions have also not yet aligned between the two sides of the country, but are planned to be aligned until 2020. Only one of the 100 largest companies in Germany is headquartered in an East German city except for Berlin. However, eastern Germany did benefit from the general favorable development of the German economy as a whole. By way of example, the share of contribution of the eastern German federal states to national GDP increased from 6.8% in 1991 to 10.9% in 2015. Likewise, the unemployment rate developed positively in the last ten years. While it ranged between 15.6% and 19.0% in the new federal states ten years ago, it decreased significantly since then and reached a level between 5.2% in Thuringia and 8.7% in Berlin in September 2017.

Real estate markets

The socio-demographic and economic situation in Germany forms the grounding for the development of the local real estate markets. This is reflected in a renowned ranking provided by DekaBank annually, assessing the attractiveness of 39 major German property markets (see DekaBank, Immobilien Research Spezial, issue 3/2015). The results for 2015 show that prospering cities like Munich (rank 1) and Frankfurt (rank 2) are also very attractive with regard to their real estate markets. Cities suffering from a shrinking population and above-average unemployment rate, on the other hand, find themselves at the bottom of the ranking. Amongst those are Gelsenkirchen (rank 38) and Halle (Saale) (rank 39). Generally, most of the cities in eastern Germany are in the lower half of the ranking. However, the ranking also shows that some of the East German cities caught up significantly over the past years and are on a par with their West German counterparts. The best ranked city in eastern Germany is Dresden which takes rank 18.

Special market in Berlin

When looking at the key real estate market figures, it becomes evident that Berlin plays in another league compared to the other East German cities. Berlin is one of the top 5 German real estate markets with very high office, retail and logistics rents and take-up figures. With a total office stock of around 18.9 million sqm in 2016, Berlin is Germany’s largest office market. The vacancy created by the high number of speculative buildings constructed between 1995 and 1999 has successively been reduced since 2004. Berlin’s most important demand groups have traditionally been the public sector and related groups (e.g. lobbyists), and increasingly companies offering business services, such as law firms and auditors as well as IT- and start-up companies. From an international perspective, Berlin’s office rents are rather low, particularly for a European capital city, but caught up quite rapidly in the past years.

The prime rent for offices stood at EUR 28.00 per sqm/month at the end of 2016. The retail sector in Berlin is defined by its history and the fact that the city has two established retail hot spots, one being the “City West” around Kurfürstendamm / Tauentzienstraße in the western part of the town with the flagship KaDeWe, the other being “Mitte” including Friedrichstraße, Alexanderplatz, and Potsdamer Platz in the eastern part. Then as now, the prime rent level is most notably achieved on the Kurfürstendamm / Tauentzienstraße submarket. At the same time, the district of “Mitte” has also developed briskly, specifically Alexanderplatz and Potsdamer Platz, which both attract tourists as well as inhabitants.

The tourists are also an important factor for the hotel market. Berlin is amongst the top European tourist destinations. In 2016, more than 12.7 million visitors came to visit the German capital. This marks the 13th consecutive year in a row with an increasing number of visitors. Since 2001, the number of tourists increased by approx. 150%. Likewise, the number of available beds increased by 64% to more than 140,000 during the same period of time. In 2016, the occupancy rate reached 61%.

Berlin is also one of the five major German logistics markets, yet it is exclusively limited to its regionally oriented role within the conurbation. The greater Berlin area is home to a total of four freight centers, only one of them being located within the city borders. The three freight centers on the periphery of Berlin are counted among the most successful in Germany. Among the renowned logistics and freight companies here are Schenker Deutschland AG, Kühne & Nagel, DHL, as well as large non-logistics enterprises with a strong logistics orientation, such as Siemens, Bayer and Berlin Chemie (source: BulwienGesa, Riwis online database).

Key occupier market figures 2016 in East German markets (+ Essen and Stuttgart), change against 2012 in brackets

	Office stock	Vacancy rate	Prime office rent	Prime retail rent	Prime logistics rent
City	in m sq m	offices (%)	(€/sq m/month)	(€/sq m/month)	(€/sq m/month)
Berlin	18.93	3%	28.00	310.00	4.90
	(+2.1%)	(-310bps)	(+27.3%)	(+29.2%)	(+2.1%)
Brandenburg (Havel)	0.22	19.6%	7.50	21.00	2.50
	(+1.7%)	(-220bps)	(+8.7%)	(+/-0.0%)	(+/-0.0%)
Chemnitz	1.29	12.4%	9.70	57.00	3.50
	(+0.6%)	(-60bps)	(+14.1%)	(+3.6%)	(+/-0.0%)
Cottbus	0.61	20.6%	8.30	32.00	3.40
	(+/-0.0%)	(-80bps)	(+1.2%)	(-11.1%)	(+3%)
Dessau	0.31	9.4%	7.50	18.00	2.50
	(+0.3%)	(-100bps)	(+5.6%)	(-10%)	(+13.6%)
Dresden	2.63	8.4%	12.60	110.00	4.20
	(-2.8%)	(-180bps)	(+9.6%)	(+4.8%)	(+/-0.0%)
Eisenach	0.14	9.7%	6.90	37.00	3.10
	(+0.7%)	(-150bps)	(+4.5%)	(+1.4%)	(+6.9%)
Erfurt	1.63	16.3%	10.40	90.00	3.90
	(+1.6%)	(-90bps)	(+4%)	(+2.9%)	(+18.2%)
Essen	2.99	5.4%	14.00	108.00	4.90
	(+2.3%)	(+60bps)	(+6.1%)	(+2.9%)	(+4.3%)
Frankfurt (Oder)	0.38	11.5%	8.20	23.00	2.20
	(+1.7%)	(-80bps)	(+/-0.0%)	(+/-0.0%)	(-13.7%)
Gera	0.38	4.6%	7.40	36.00	3.30
	(-0.7%)	(-40bps)	(+1.4%)	(-15.3%)	(+13.8%)
Greifswald	0.21	9%	9.10	34.00	3.10
	(+4.5%)	(-40bps)	(+4%)	(+3%)	(+10.7%)
Görlitz	0.15	21.4%	6.20	23.00	2.25
	(+1.7%)	(-490bps)	(+1.6%)	(+4.5%)	(-2.2%)
Halberstadt (Stadt)	0.18	12.1%	5.50	20.00	2.40
	(+1%)	(-150bps)	(-8.3%)	(+/-0.0%)	(+9.1%)
Halle (Saale)	1.25	10.3%	8.90	76.00	3.60
	(+0.2%)	(-140bps)	(+6%)	(+5.6%)	(+2.9%)
Jena	0.6	4.3%	11.00	50.00	4.00
	(+5.5%)	(-170bps)	(+15.8%)	(+6.4%)	(+2.6%)
Leipzig	2.71	11.8%	13.00	130.00	4.50
	(-2.8%)	(-520bps)	(+8.3%)	(+4%)	(+4.7%)
Magdeburg	1.43	7.4%	10.80	47.00	4.20
	(+0.2%)	(-280bps)	(+1.9%)	(-6%)	(+5%)
Neubrandenburg	0.34	13.2%	8.50	22.00	2.50
	(+0.7%)	(-10bps)	(+3.7%)	(+15.8%)	(+/-0.0%)
Plauen	0.23	6.5%	6.90	24.00	2.50
	(+3.7%)	(+200bps)	(+4.5%)	(+2.1%)	(-3.8%)
Potsdam	1.35	3.7%	12.00	77.00	4.50
	(+2.9%)	(-50bps)	(+4.3%)	(+10%)	(+2.3%)
Rostock	1	7%	12.00	84.00	4.30
	(+2.4%)	(-100bps)	(+5.3%)	(+12%)	(+16.2%)
Schwerin	0.72	11.1%	8.20	31.00	3.00
	(+0.6%)	(-60bps)	(+6.5%)	(+5.1%)	(+/-0.0%)
Stralsund	0.21	12.4%	8.10	47.00	2.50
	(+2.1%)	(-220bps)	(+15.7%)	(+17.5%)	(+/-0.0%)
Stuttgart	7.64	2.9%	19.70	250.00	6.10
	(+2%)	(-240bps)	(+4.2%)	(+11.1%)	(+/-0.0%)
Suhl	0.21	16.9%	6.00	22.00	2.10
	(+1.5%)	(-420bps)	(+3.4%)	(-2.2%)	(+5%)
Weimar	0.25	5.6%	8.20	50.00	3.10
	(+0.8%)	(-290bps)	(+2.5%)	(+7.5%)	(+/-0.0%)
Zwickau	0.37	16.7%	8.60	49.00	3.30
	(+2%)	(-170bps)	(+4.9%)	(+/-0.0%)	(+22.2%)

Source: BulwienGesa, Riwis online database as at 30/09/17

As with Berlin, almost all other major real estate markets also developed positively in the last five years. When looking at the key occupier market figures in the table above, vacancy rates (only available for the office markets) decreased almost across the board while office, retail and logistics rents predominantly showed an upward tendency since 2012. There are of course regional disparities but the overall development can be described as healthy. Only very few cities saw an increase in office vacancy (e.g. Plauen) and/or decreasing rents in one of the three sectors (e.g. Gera, Frankfurt (Oder) and Halberstadt).

Prime market yields 2016 in East German markets (+ Essen and Stuttgart), change against 2012 in brackets*

City	Office	Retail	Logistics
Berlin	3% (-160bps)	4% (-90bps)	5% (-220bps)
Brandenburg (Havel)	7% (-70bps)	8% (-30bps)	10% (-30bps)
Chemnitz	8% (-110bps)	8% (-30bps)	10% (-120bps)
Cottbus	8% (-90bps)	8% (-30bps)	10% (-60bps)
Dessau	8% (-50bps)	8% (-20bps)	10% (-100bps)
Dresden	5% (-140bps)	5% (-110bps)	7% (-70bps)
Eisenach	8% (-50bps)	8% (-50bps)	9% (-40bps)
Erfurt	6% (-90bps)	5% (-80bps)	8% (-70bps)
Essen	5% (-100bps)	5% (-80bps)	7% (-60bps)
Frankfurt (Oder)	8% (-20bps)	7% (-20bps)	10% (-10bps)
Gera	8% (-40bps)	8% (-70bps)	9% (-40bps)
Greifswald	8% (-10bps)	7% (-30bps)	10% (-50bps)
Görlitz	9% (-40bps)	9% (-50bps)	10% (-20bps)
Halberstadt (Stadt)	8% (+/-0bps)	7% (-10bps)	10% (+/-0bps)
Halle (Saale)	7% (-50bps)	7% (-80bps)	8% (-70bps)
Jena	7% (-60bps)	6% (-100bps)	9% (-40bps)
Leipzig	5% (-130bps)	5% (-110bps)	6% (-190bps)
Magdeburg	6% (-100bps)	7% (-50bps)	9% (-90bps)
Neubrandenburg	9% (-30bps)	8% (-40bps)	10% (-20bps)
Plauen	10% (-20bps)	8% (+/-0bps)	10% (-20bps)
Potsdam	5% (-130bps)	5% (-90bps)	9% (-40bps)
Rostock	6% (-70bps)	6% (-100bps)	9% (-70bps)
Schwerin	7% (-40bps)	7% (-20bps)	10% (-70bps)
Stralsund	7% (-20bps)	6% (-90bps)	10% (-30bps)
Stuttgart	4% (-110bps)	4% (-90bps)	5% (-170bps)
Suhl	9% (-10bps)	8% (+10bps)	10% (-20bps)
Weimar	8% (-20bps)	7% (-70bps)	10% (-60bps)
Zwickau	9% (-80bps)	7% (-20bps)	10% (-50bps)

Source: BulwienGesa. Riwis online database as at 30/09/17 / * Prime market yields reflect the average achievable yields in the top market segment (e.g. Grade A offices in central locations) and therefore yields for individual properties can be lower

The favorable trends in the fundamentals on the one hand and the decreasing risk averseness of real estate investors on the other hand led to a higher level of activity in the East German real estate investment markets over the past years. While only approx. EUR 1.6 bn was invested in commercial real estate in the five eastern German federal states excluding Berlin in 2012, the volume increased to over EUR 4.0 bn in 2015 and decreased to 2.7 bn in 2016 again. In contrast, Berlin was 2015 one of the most sought after real estate markets to invest in. The transaction volume increased from EUR 5.1 bn in 2012 to more than EUR 8.1 bn in 2015 which was an absolute record level and decreased to approx. 4.2 bn in 2016. The increased activity and investors’ demand is also reflected in the development of yields. They decreased significantly in Berlin over the past five years and hardened slightly in a number of the other eastern German cities (see table above). An increase in yields was the exception (e.g. retail in Suhl).

H.	General Valuation Assumptions and Applied Definitions

In the following chapter, we comment on the applied method in arriving at our opinion of value as defined in the scope of this Instruction.

I.	General Valuation Assumptions

This Valuation Report of Savills has been carried out on the basis of the following General Assumptions (the “General Assumptions”). If any of these assumptions are subsequently found to be incorrect or invalid, the valuation result(s) in our Report may need to be reconsidered.

In the absence of any information to the contrary in the Report (in particular in section D containing our individual valuation assumptions and considerations), the valuations are based in particular on the following assumptions:

1.	Information of TLG

The Instructing Party (and any third parties acting on request of the Instructing Party) has provided Savills with complete, correct and current information and documents as requested by Savills or which are reasonably relevant to Savills in carrying out the agreed Services (in particular the preparation of the Valuation). The Instructing Party did not retain any material facts which may impact the valuation of the real estate (ground) and buildings valued in our Valuation (collectively the “Properties”, each a “Property”). Unless otherwise stated in the Valuation, Savills has not verified the information submitted (in particular, but not limited to, where it is stated in the Report that Savills has “assumed” or “relied” on information). Savills has not requested any information from public authorities, registers or courts.

Unless otherwise stated in the Report, Savills’ has performed an external inspection of the Properties. For the avoidance of doubt, Savills does not carry out any building or structural surveys of the Properties nor test any of the electrical, heating or other services or installations.

2.	Title

Unless otherwise stated in the Report, we have valued the freehold interest of the Properties and have assumed that in particular that they are not subject to leasehold agreements.

It is assumed that the freehold interest is not subject to any restrictions and encumbrances contained in Section II of the land register and that no claims or obligations are present in this regard.

Further, the Valuation of Savills does not consider any mortgages or land charges contained in Section III of the land register.

3.	Buildings

The buildings are structurally sound. There are no structural (latent or other) material defects (including rot) which may have influence on the valuation.

In the construction or alteration of the building(s) no use was made of any deleterious or hazardous materials or techniques, such as high alumina cement, calcium chloride additives, wood wool slabs used as permanent shuttering or comparable materials. There are no dangers to health of occupants or tenants resulting from the actual condition of the buildings (for example resulting from contamination with asbestos or mold). Savills has not carried out any investigations concerning these matters.

4.	Land

Savills assumes that the site is appropriate and has load bearing capacity suitable for the realized or anticipated form of development, that no abnormal ground conditions exist and no additional or unusual expenditure on, for example, foundations or drainage systems are required. The ground does not contain any archaeological remains. There are no underground mineral or other workings, noxious substances or any other matters that may cause additional costs or delay.

5.	Services

The Properties are connected, or capable of being connected, without undue expense, to the public services of gas, electricity, water, telecommunications, sewerage and district heat, where available.

6.	Contamination of Land and Buildings

The Properties (land and buildings) are not contaminated, and each Property is not and never has been subject to any contaminating or potentially contaminating uses, nor is it likely to become contaminated in the foreseeable future.

Savills has not carried out any investigations with respect to potentially existing environmental contaminations or in order to identify any such contamination.

7.	Legal Matters

The buildings were erected in accordance with construction permits, and every building complies with all statutory or local authority requirements. All necessary consents and authorizations for the use of the Properties and the processes carried out at the Properties (in particular to be issued by public authorities, neighbors or other third parties) are in existence, will continue to subsist and are not subject to any onerous conditions.

It is assumed that there are no unusual restrictions with respect to the occupation of the Properties or the level of rent.

8.	Lease Agreements; Other Agreements

The tenants are creditworthy and capable of meeting their obligations. There are no arrears of rent or breaches of covenants. It is assumed by Savills that lease agreements and any other agreements provided to Savills are valid, meet the legal requirements of the written form, and no facts do exist which would entitle a party to terminate or cancel such agreements prior to expiry of the agreed term, e.g. by early termination, rescission or likewise.

9.	Taxes, Public Contributions, Development Charges

Unless otherwise stated in this report, all public taxes, charges and contributions levied by public authorities with respect to the site development, have entirely been levied and paid as at the Date of Valuation. In particular it is assumed that no public infrastructure contributions or similar contributions will be levied in the future.

10.	Public Encumbrances; Monumental Protection; (Re)-Development Areas and likewise

The Properties are not subject to any public encumbrances which may give reason for a reduction of the valuation.

None of the Properties to be valued is subject to monumental protection.

None of the Properties is located in a redevelopment area pursuant to Sec. 136 et seq. of the German Federal Building Code or within the scope of any other urban development measure, e.g. refurbishment, redistribution or preservation statutes.

It is assumed that none of the Properties is adversely affected, nor is it likely to become adversely affected, by any highway, town planning or other schemes or proposals.

Savills did not undertake any investigations (for example local searches, enquiries or review of any statutory notices) in order to identify matters adversely affecting the present or future value of the Properties.

11.	Subsidies

Unless otherwise stated in this report, all valuations are given without consideration of subsidies or grants, received or potentially receivable, and any obligations or limitations in this coherence which could influence the value of the Properties.

12.	Statements by Officials

Oral statements by public officials, particularly involving factual information, cannot be regarded as legally binding. Savills assumes such oral statements to be correct; however, Savills is unable to accept any liability for the application of any such statements or information in the Report.

13.	Insurance

The Properties are covered by a valid adequate and appropriate insurance policy as regards the sum assured and the types of potential loss covered.

14.	Taxation

Unless otherwise stated in the Report, no allowance has been made for expenses or taxation that might arise on a disposal. Exceptions may result from standardized valuation methods.

Further, our valuations are exclusive of VAT.

15.	Fixtures and Fittings

Excluded from our valuations is any additional value attributable to goodwill, or to fixtures and fittings which are only of value in situ to the present/future occupiers.

16.	Valuation of Portfolios (Aggregation)

Unless otherwise stated in the Report, each Property – even if it is part of a portfolio – has been valued individually.

17.	Insolvency

Savills does not take account of any possible effect that the appointment of either an insolvency administrator or an administrative receiver or a compulsory auction might have on the perception of the properties in the market and their subsequent valuation, or the ability to realize the value of the properties in either of these scenarios

II.	Rents, Income and Vacancy

1.	Current Rent

Definition

In our valuations, the current rental income (or current rent) is defined as the rent passing as at the Date of Valuation. It reflects the rental payments after deducting recoverable costs (e.g. costs for heating, electricity) but before deducting non-recoverable costs. Also, the current rent is excluding VAT.

Method of Determination

If not stated otherwise in the report, we have considered the current rent for each lettable unit as stated in the rent roll provided by the Instructing Party or its advisors.

In case that the date of the rent roll is prior to the valuation date, there may be minor differences in the actual rent and vacancy rates when comparing the rent roll and our valuation.

Among other reasons, this is the result of leases which expire between these dates. In the event that the lease end of lettable area is prior to the valuation date, we consider this as vacant in our valuation as of the valuation date (even if these are rented according to the rent roll).

The rent roll has been checked with the original lease contracts on a sample basis. However, in accordance with the Instruction, Savills did not carry out full commercial due diligence.

2.	Estimated Rental Value (ERV) / Market Rent

Definition

Our opinion of Market Rent is equivalent to the Market Rent as defined in the Valuation Practice Statement VPS 4.1.3 of the RICS Valuation Professional Standards 2014 (the “Red Book”), published by the Royal Institution of Chartered Surveyors (RICS), London, which was effective from January 2014.

“The estimated amount for which an interest in real property should be leased on the valuation date between a willing lessor and a willing lessee on appropriate lease terms in an arm’s length transaction, after proper marketing and where the parties had each acted knowledgeably, prudently and without compulsion.”

The market rent is excluding VAT.

Method of Determination

We research comparable rents by taking into consideration key aspects such as property location, condition and the fit-out standard of rental units as well as common marketing incentives by the landlords (e.g. tenant improvements or rent free periods). With our in-house database, we analyze comparable lease transactions and currently available offers of space to rent. Furthermore, we analyze all leases which were recently closed in the subject asset(s) (“recent lease agreements”).

An overview of the selected rental comparables can be found in the appendix to the report “market and location analysis - rental comparables”.

In addition, we have also analyzed all recent lease agreements for the Subject Properties, and a corresponding overview can be found in the appendix to the report “market and location analysis - rental comparables”.

Based on this procedure, we estimate rental values with reference to the individual asset, which are then revised in consultations with our agents and under consideration of third-party research, where reliable, appropriate and possible.

3.	Potential Rent

Definition

The potential rent expresses the rent that should be achievable in a short time period by leasing vacant areas at our opinion of Market Rent. The potential rent is excluding VAT.

Method of Determination

The potential rent as displayed in our valuations is a “mixed” figure which considerers the current rent for all units let and the market rent for all units currently vacant but potentially lettable.

4.	Net Operating Income (NOI)

Definition

The net operating income (NOI) is defined as the passing rent after deducting all non-recoverable costs. It is the net cash-flow generated by a property at a point in time or in a time period.

Method of Determination

Generally, the following periodical non-recoverable costs will be deducted from the passing rent:

•	Management Costs

•	Maintenance Costs

•	Non recoverable service charges

•	Ground Rents (if applicable)

Furthermore, the following event related non-recoverable costs will be deducted from the passing rent within the cash-flow term:

•	Costs for Tenant Improvements

•	Capex for Deferred Maintenance (if applicable)

•	Vacancy Costs

•	Leasing Commissions

5.	Vacancy Rates

In this report, two following different vacancy rates are displayed:

•	The area vacancy rate is defined by vacant space (in sqm) divided by the total lettable space (in sqm).

•	The EPRA vacancy rate is expressed as a percentage being the estimated rental value (in EUR) of vacant space divided by the estimated rental value ERV of the whole property.

•

III.	Values and Results

1.	Market Value

Definition

Our opinion of market value is equivalent to the Market Value as defined in the Valuation Practice Statement VPS 4.1.2 of the RICS Valuation Professional Standards 2014 (the “Red Book”), published by the Royal Institution of Chartered Surveyors (RICS), London, which was effective from January 2014.

“The estimated amount for which an asset or liability should exchange on the valuation date between a willing buyer and a willing seller in an arm’s length transaction after proper marketing and where the parties had each acted knowledgeably, prudently and without compulsion.”

For the avoidance of doubt, a valuation complying with the “Red Book” is ipso facto compliant with the International Valuation Standards (IVS) and the market value pursuant to § 194 BauGB (German Building Code).

Market Evidence

In our valuation each property has been valued individually and the valuation of each property is based on market evidence. Generally, investment comparables and asking prices for similar properties are researched. Also, local agents and internal as well as external market databases have been consulted to arrive at our valuation results.

Method of Calculation: Discounted Cash Flow (DCF)

For the valuation of long-term income-based properties, we have applied a DCF approach.

The DCF method is a two-stage financial mathematical model to determine the cash value of the future yield of the properties, which is viewed as its present value. In this coherence, a detailed forecast computation of the revenue and expenditures for a “holding period” of usually 10 years is compiled.

Accordingly, our DCF model involves a period-by-period estimation of gross income, i.e. rental income, and of any expenditure which shall not be recovered by third parties. Any estimation for the aforementioned will explicitly be taking into account a range of variables. For example, the estimation of income is substantially and mainly based on the existing contractual agreements as well as market development forecasts. Expenditures, on the other hand, may occur regularly in each period, i.e. costs of management, ongoing maintenance and non-recoverable service charges.

However, one-off costs for anticipated renovations as well as costs during periods of vacancy will also be deducted but considering a specified scheduled time of expenditure in the future.

As a result, the net operating income (NOI) will be calculated for each period, reflecting the anticipated development of the properties over the applied time period. Secondly, the hypothetical sales price at the assumed time of exit will be calculated. Generally, the sales price will be based upon the NOI at market level of the future year after the holding period. Hence, the NOI at market level will be capitalized with the exit capitaliZation rate in perpetuity in order to derive the Gross Exit Value. However, if fixed leases expire after the holding period, the Gross Exit Value will be adjusted by the capital value of a (potential) over-/ under-rented situation. Please note that in our model those capital value adjustments will be displayed as adjustments to the NOI (calculated in perpetuity). Finally, transaction costs will be deducted from the Gross Exit Value to arrive at the Net Exit Value / sales price.

Finally, both main results of the two-step calculation, i.e. the sum of all NOI and the hypothetical purchase price - will be discounted at the discount rate effective at the Date of Valuation. The result of this step is the Gross Present Value (GPV) as at that date. The GPV is then reduced by the common costs of a transaction, i.e. stamp duty land purchase tax, agent fee, notary fee, which results in the Net Present Value (NPV).

The applied rates are normally set by comparing money market rates (i.e. interest rate for risk-minimized investments) and allowing for the relative disadvantages of real estate ownership. These are generally considered as adjustments to the base rate due to the risks revolving from the specific type of property, due to the risks of illiquidity (marketing periods, costs of transaction etc.) and due to the potential of additional costs of portfolio management.

These risks are evaluated according to the following categories for each property, e.g. by conducting a structured property rating:

•	Quality of the macro location (i.e. image, socio-demographics, economy, etc.)

•	Quality of the micro location (i.e. local image, local supplier market adequacy for the specific property use, infrastructure, etc.)

•	Quality of the building (i.e. age and condition of building, concept of areas/ architecture, fit-out, alternative usability, energy management, plot characteristics, etc.)

•	Quality of cash flow (i.e. letting concept, length of lease terms, agreements on ancillary costs, covenant of the tenant, current vacancy, ability for re-letting)

The exit capitalization rate is the reciprocal of the multiplier on potential rent less non-recoverable costs at the end of the cash flow period and is mainly derived from the quality of the location (including the land value) and the building quality.

Method of Calculation: Liquidation Approach

Developed properties, whose developments do not allow for sustainable revenue generation, are valued according to liquidation value method. The liquidation value is also based upon the DCF method as described above. However the following modifications were necessary:

•	Holding Period:

•	The holding period is usually until the time that the last current lease contract or assumed option period expires. During the holding period, non-recoverable costs are deducted from the current gross rental income. As a result, the net operating income (NOI) will be calculated for each period. The NOI is discounted with the same approach as defined in the discounted cash-flow for the re-letting scenario.

•	Capital Expenditures:

•	During the holding period, we do not apply any capital expenditures as we assume that until the liquidation of the property, the costs for ongoing maintenance are sufficient.

•	Exit Value:

•	At the end of the time horizon, we assume that the property is demolished and the land is sold (liquidation value). The liquidation value is the land value adjusted by the inflation rate minus the inflation adjusted demolition costs.

•	Discount Rate:

•	As the liquidation value is considered, we have chosen a discount rate which reflects the different risk profile of the Subject Property. This discount rate is set by the rating’s sub criteria, namely macro and micro location.

2.	Valuation of Land Values

According to the Valuation Law (Bewertungsgesetz), the land value may be defined as the value of the land as if it was free of any construction.

Method of Calculation: Land Values

Basically, the purchase prices of comparable property are to be considered in the determination of the value of land (land value). Pursuant to cf. §§ 193 of the Town and Country Planning Code (BauGB), the determination of the land value may also be based - in addition to, or instead of, the purchase prices - on suitable recommended land values determined by responsible land valuation boards in consideration of purchase price surveys.

Features, which influence the value, have to be allowed for as increases or reductions or in other appropriate ways. Such features to be considered include in particular: the location, size and layout of the site, the type and extent of the possible uses stipulated by building laws and the actual use, the type and nature of ingresses, the most important commercial and transport connections, possibilities of connections to services, sewers and drains, the recoupment charge for local public infrastructure still to be incurred, and, existing reference values and comparable prices. Once comparable transaction values are verified and adjusted to the Subject Property, the determined price per sqm will be applied to the total area of the site which will result in the total land value.

Method of Calculation: Residual Approach

The residual valuation method is used to verify land values. Basically, the residual value is the amount that is left over after all other costs (except for buying the land) have been deducted from the potential sale revenue of the completed property.

As a first step, the exit value of the development, or the price the property can be sold for after completion, needs to be assessed.

At a second stage, the following cost groups need to be deducted from this future value:

•	Construction costs incl. budget for unforeseeable costs,

•	Marketing / Letting Costs,

•	Financing Costs,

•	Development Profit,

•	Transaction Costs

In doing so, the outcome will reflect the amount that a developer is able to pay for the building land.

IV.	Yields and Multipliers

1.	Gross Multipliers

A gross multiplier expresses the ratio of the market value to the rental income of a property. In our report, we state three different kinds of gross multipliers:

•	Gross Multiplier on Current Rent = Market Value / Current Rent

•	Gross Multiplier on Market Rent = Market Value / Market Rent

•	Gross Multiplier on Potential Rent = Market Value / Potential Rent

Please note that the Gross Multiplier on Current Rent can be misleading if the property is currently let at rents considerably below average or has significant vacancies. In those cases, we suggest also to consider multipliers and yields on market or potential rent.

2.	Net Initial Yields

A Net Initial Yield expresses the ratio of the Net Operating Income (Rental income as of Date of Valuation reduced by management costs, ongoing maintenance, costs for vacancy and further non recoverable costs) to the Gross Present Value (Market Value including acquisition costs).

In our report, we state three different kinds of Net Initial Yields:

•	Net Initial Yield on Current Rent = Net Operating Income derived from Current Rent / Market Value + Acquisition costs

•	Net Yield on Market Rent = Net Operating Income derived from Market Rent / Market Value + Acquisition costs

•	Net Yield on Potential Rent = Net Operating Income derived from Potential Rent / Market Value + Acquisition costs

Please note that the Net Initial Yield on Current Rent can be misleading if the property is currently let at rents considerably below average or has significant vacancies. In those cases we suggest also to consider multipliers and yields on market or potential rent.

I.	Overview of Main Assets (Office, Hotel, Retail)

Top 15 Office Properties (by Value)

No	TLG Nr/ Valuation Unit	Street	Zip Code	City	Year of Constr.	Main Use	Lettable Area in sq m	Vacancy Rate in %	WAULT* in years	Current Rent in EUR p.a.	Market Rent in EUR p.a.	Market Value in EUR	Market Value EUR per sq m	NIY on Current Rent in %	NIY on Market Rent in %
1	64378	Alexanderstraße 1, 3, 5	10178	Berlin	1969	Office	42,476	2.7%	3.1	6,696,797	7,842,347	108,000,000	2,543	5.2%	6.1%
2	486339	Lyoner Straße 9	60528	Frankfurt am	1992	Office	39,319	25.1%	4.9	5,046,551	6,625,207	95,600,000	2,431	4.2%	5.9%
3	486322	Lyoner Straße 25, Herriotstraße 6,8,10 , Rhonestraße 7	60528	Frankfurt am	2003	Office	31,544	2.7%	5.4	5,441,147	5,412,498	85,500,000	2,710	5.2%	5.2%
4	486321	Olof-Palme-Straße 35	60439	Frankfurt am	1994	Office	26,933	0.0%	8.3	4,395,267	4,165,335	76,200,000	2,829	5.0%	4.7%
5	484876	Schönhauser Allee 36/Ecke Sredzki- und Knaakstr. 97	10435	Berlin	1867	Office	30,577	0.0%	5.7	4,052,334	4,261,357	72,600,000	2,374	4.5%	4.8%
6	482890	Karl-Liebknecht-Straße 31,33/Kleine Alexanderstr.	10178	Berlin	1968	Office	24,454	0.5%	3.3	3,349,335	4,362,464	63,300,000	2,589	4.5%	5.9%
7	486294	Prager Straße 118, 120, 126, 128, 130, 132, 134	04317	Leipzig	1996	Office	45,016	0.0%	7.7	3,361,205	3,782,364	58,000,000	1,288	4.9%	5.6%
8	486234	Richard-Wagner-Straße 1, 2-3 / Brühl 65, 67	04109	Leipzig	1996/1997	Office	26,374	0.5%	3.2	3,372,861	3,907,256	57,400,000	2,176	5.0%	5.9%
9	486292	Aroser Allee 60, 64, 66, 68, 70, 72, 72a, 74, 76,78	13407	Berlin		Office	36,717	4.3%	4.1	3,219,441	4,312,919	56,900,000	1,550	4.5%	6.3%
10	482880	Englische Straße 27, 28, 30	10587	Berlin	2004	Office	17,815	0.0%	2.0	4,456,058	3,099,810	51,700,000	2,902	7.9%	5.5%
11	485050	Am Vögenteich 23	18057	Rostock	2000	Office	19,470	0.0%	15.2	3,120,000	2,336,408	47,800,000	2,455	5.5%	4.0%
12	486316	Kapweg 3, 4, 5	13405	Berlin	1997	Office	18,161	45.9%	3.9	1,442,605	3,043,010	39,300,000	2,164	2.6%	6.7%
13	471237	Hausvogteiplatz 12	10117	Berlin	1895	Office	7,897	1.4%	4.4	1,458,416	1,888,122	37,500,000	4,749	3.3%	4.4%
14	486204	Köpenicker Straße 30-31 /Bona-Peiser-Weg 2	10179	Berlin	2004	Office	11,996	4.1%	5.4	1,461,511	2,103,194	35,100,000	2,926	3.5%	5.2%
15	485794	Postplatz 1 / Wilsdruffer Str. 24	01067	Dresden	2008	Office	10,537	0.0%	2.1	2,032,920	1,867,218	32,800,000	3,113	5.5%	5.0%

*	Note: excluding break option at property “Technisches Rathaus” in Leipzig (TLG 486294)

Top 6 Hotel Properties (by Value)

No	TLG Nr/ Valuation Unit	Street	Zip Code	City	Year of Constr.	Main Use	Lettable Area in sq m	Vacancy Rate in %	WAULT in years	Current Rent in EUR p.a.	Market Rent in EUR p.a.	Market Value in EUR	Market Value EUR per sq m	NIY on Current Rent in %	NIY on Market Rent in %
1	485479	Karl-Liebknecht-Str. 32, 32 A, 32 B	10178	Berlin	2011	Hotel	33,942	0.0%	10.9	6,170,352	6,408,884	113,600,000	3,347	4.4%	4.6%
2	483843	Neumarkt 9	01067	Dresden		Hotel	13,487	0.0%	17.0	2,606,127	2,452,914	48,600,000	3,603	5.0%	4.7%
3	485784	Postplatz 5,6 /Schweriner Straße 1	01067	Dresden	2013	Hotel	14,646	6.7%	14.0	2,094,261	2,204,083	39,300,000	2,683	4.7%	5.0%
4	486288	Am Hallischen Tor 1/Brühl 33/Richard-Wagner-Straße 9	04109	Leipzig	1997	Hotel	21,382	4.4%	7.7	1,782,610	1,991,392	27,000,000	1,263	5.8%	6.6%
5	486295	Wiener Platz 8/9	01069	Dresden	2008	Hotel	12,270	21.2%	8.4	1,534,305	1,660,960	25,900,000	2,111	5.2%	5.7%
6	483460	Zimmerstraße 88	10117	Berlin	1950	Hotel	7,158	0.0%	15.4	1,124,916	1,073,700	19,200,000	2,682	5.2%	4.9%
7	485747	Schröderplatz 2/Schröderstr. 25/Am Vögenteich 24	18069	Rostock	2013	Hotel	6,603	4.1%	18.7	858,193	941,150	16,000,000	2,423	4.6%	5.1%

Top 16 Retail Properties (by Value)

No	TLG Nr/ Valuation Unit	Street	Zip Code	City	Year of Constr.	Main Use	Lettable Area in sq m	Vacancy Rate in %	WAULT in years	Current Rent in EUR p.a.	Market Rent in EUR p.a.	Market Value in EUR	Market Value EUR per sq m	NIY on Current Rent in %	NIY on Market Rent in %
1	486262	Börnicker Chaussee 1-2	16321	Bernau bei E	1996, 2006	Retail	27,208	2.7%	4.1	4,043,902	4,136,027	55,000,000	2,021	5.8%	5.9%
2	486244	Adlergestell 296, 299-305, Otto-Franke-Straße 105	12489	Berlin	1992, 2005, 2	Retail	32,717	0.0%	3.5	3,114,519	2,774,996	39,800,000	1,216	6.8%	6.1%
3	486261	Herrenseeallee 15	15344	Strausberg	1980, 1999, 2	Retail	25,409	0.2%	4.0	3,019,136	2,839,710	37,300,000	1,468	6.2%	5.8%
4	486065	An der Ostbahn 3/ Straße der Pariser Kommune 10-16	10243	Berlin	2006	Retail	17,883	0.0%	5.9	1,768,091	1,703,009	28,100,000	1,571	5.3%	5.0%
5	486264	Nobelstraße 50, 50a/b, 51-56	18059	Rostock	1993/1994	Retail	14,067	5.9%	4.7	1,947,690	2,002,087	27,000,000	1,919	5.7%	5.9%
6	485924	Ossenreyerstr. 53-61, Badenstr. 3-6, Kleinschmiedstr., Heil	18439	Stralsund	2013	Retail	10,877	8.2%	7.5	1,940,659	1,993,384	26,500,000	2,436	5.7%	5.9%
7	486310	Merianplatz 4	01169	Dresden	1996	Retail	11,714	4.4%	2.5	1,377,988	1,415,453	20,400,000	1,741	5.4%	5.6%
8	486265	Lübsche Straße 146-148	23966	Wismar	1993	Retail	11,802	2.6%	3.3	1,555,419	1,509,871	20,100,000	1,703	6.2%	6.0%
9	485851	Bölschestraße 37-38	12587	Berlin	2013	Retail	8,498	0.0%	12.7	1,056,264	1,079,645	17,600,000	2,071	5.0%	5.2%
10	485951	Salvador-Allende-Straße 115	12559	Berlin	2008	Retail	13,950	0.0%	8.3	1,232,400	1,122,000	17,400,000	1,247	5.7%	5.1%
11	485282	Ellen-Epstein-Straße 1	10559	Berlin	2008	Retail	9,320	0.0%	8.0	1,083,000	1,062,480	16,800,000	1,803	5.2%	5.1%
12	485613	Helene-Weigel-Platz 1,2	12681	Berlin	2011	Retail	6,021	0.0%	4.3	921,973	899,670	14,800,000	2,458	5.1%	5.0%
13	301808	Rathausstraße 1	10178	Berlin	2001	Retail	10,842	0.0%	3.7	1,220,800	1,054,155	14,500,000	1,337	7.5%	6.4%
14	483251	Prager Straße 4	01069	Dresden	2006	Retail	2,690	30.9%	7.3	515,387	657,895	12,800,000	4,758	3.6%	4.7%
15	485850	Bölschestraße 35-36	12587	Berlin	2012	Retail	4,425	0.0%	7.7	696,587	680,696	11,600,000	2,622	5.0%	4.9%
15	46903	Revaler Straße 2/hinter Marchlewskistr. 101	10243	Berlin	1981	Retail	3,978	0.0%	5.3	308,077	572,832	11,600,000	2,916	2.3%	4.6%

For and on behalf of

Savills Advisory Services Germany GmbH & Co. KG

Klaus Trautner	Draženko Grahovac

MRICS, CIS HypZert (F),	MRICS

RICS Registered Valuer	RICS Registered Valuer

25.    VALUATION REPORT FOR WCM BETEILIGUNGS- UND GRUNDBESITZ AKTIENGESELLSCHAFT

CONDENSED REPORT

Valuation

Cushman & Wakefield LLP

CONDENSED REPORT

Condensed Report

on the appraisal of Market Values

as defined by the International Valuation Standard Committee (IVSC)

and the Royal Institution of Chartered Surveyors (RICS)

for an existing portfolio of 56 properties in various locations throughout the Federal Republic of Germany

Effective dates

Valuation date:	September 30, 2017
Quality assessment date:	September 30, 2017

Addressees:

WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft

Bleichstr. 64-66

60313 Frankfurt am Main

Deutschland

TLG IMMOBILIEN AG

Hausvogteiplatz 12

10117 Berlin

Deutschland

Listing Agent:

DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main

Platz der Republik

60265 Frankfurt am Main

Germany

Issued by (appraiser)

Cushman & Wakefield LLP

Rathenauplatz 1

60313 Frankfurt am Main

Germany

Report issued on:

January 02, 2018

CONDENSED REPORT

1	BASIS OF THE VALUATION

1.1	Subject matter of the engagement

1.	With reference to the agreement dated December 22, 2017 between WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft (“WCM”) and Cushman & Wakefield LLP (“C&W” or “us”), we have prepared this condensed report (“Condensed Report”). This Condensed Report is an abstract of the Full Valuation Report on the valuation of the land and buildings constituting the portfolio, as listed in Table 1 below issued on December 7, 2017.

2.	The objective of our engagement is to issue a Condensed Report in accordance with the definition of the International Valuation Standards with respect to 56 primarily commercially used properties. The properties subject to the valuation are owned by WCM and located in the Federal Republic of Germany. ID 37 and 48 are in partial ownership. The remaining properties are fully owned.

3.	The above valuation engagement covers the valuation of the following properties:

Table	1: Properties subject to the valuation (total portfolio)

ID	Town/city	Address	Type of use	Lettable area (excl. External area)
1	Berlin	Dircksenstraße 42	Office	9,642 sqm
2	Frankfurt am Main	Bleichstraße 64-66	Office	11,020 sqm
3	Düsseldorf	Kavalleriestraße 2+4	Office	2,953 sqm
4	Frankfurt am Main	Zum Laurenburger Hof 76	Office	28,405 sqm
5	Bonn	Graurheindorfer Straße 149A	Office	7,723 sqm
6	Olpe	In der Trift 17	Retail	8,922 sqm
7	Wolfen	Siebenhauser Straße 184	Retail	16,886 sqm
8	Aschersleben	Seegraben 5	Retail	9,071 sqm
9	Gommern	Im Gewerbepark 2	Retail	9,723 sqm
10	Cuxhaven	Repsoldstraße 2	Retail	4,438 sqm
11	Barsinghausen	Stoppstraße 25	Retail	3,411 sqm
12	Hoym	Nachterstedter Straße 3	Retail	3,074 sqm
13	Sickte	Bahnhofstraße 3	Retail	2,250 sqm
14	Kalletal	Lemgoer Straße 28	Retail	2,138 sqm
15	Holle	Marktstrasse 25	Retail	2,106 sqm
16	Lehrte	Mergelfeld 1	Retail	1,886 sqm
17	Baddeckenstedt	Heinrich-Nordhoff-Straße 1	Retail	1,300 sqm
18	Klötze	Poppauerstraße 2	Retail	1,731 sqm
19	Lemförde	Burgstraße 18	Retail	1,726 sqm
20	Isenbüttel	Altes Mühlenfeld 2	Retail	1,669 sqm
21	Schönwalde	Berliner Allee 10	Retail	1,596 sqm
22	Berlin	Bekassinenweg 24	Retail	1,361 sqm
23	Merseburg	Straße des Friedens 64A	Retail	1,950 sqm
24	Stendal	Schadewachten 26	Retail	1,175 sqm
25	Stendal	Moltkestraße 10	Retail	987 sqm
26	Seelze	Calenberger Straße 47	Retail	1,035 sqm
27	Groß Kreutz (Havel)	Potsdamer Straße 79	Retail	1,159 sqm
28	Droyßig	Zeitzer Straße 11	Retail	1,051 sqm
29	Muldestausee	Alt Pouch 3	Retail	1,050 sqm
30	Golzow	Brandenburger Straße 82c	Retail	1,014 sqm
31	Dessau-Roßlau	Heidestraße 195	Retail	908 sqm
32	Sennewitz	Am Klossberg 26	Retail	937 sqm
33	Staßfurt-Förderstedt	Magdeburg-Leipziger Straße 102	Retail	1,010 sqm
34	Hohenthurm	Bahnhofstraße 18A	Retail	945 sqm
35	Völpke	Mittelstraße 14	Retail	850 sqm
36	Wiesbaden	Kreuzberger Ring 68	Office	3,092 sqm
37	Mainz	Isaac-Fulda-Allee 9	Office	2,764 sqm
38	Mainz-Kastel	Peter-Sander-Straße 10	Office	2,767 sqm
39	Radebeul	Hauptstraße 29	Retail	1,025 sqm
40	Dresden	Provianthofstraße 3	Retail	5,300 sqm

CONDENSED REPORT

ID	Town/city	Address	Type of use	Lettable area (excl. External area)
41	Dresden	Jacob-Winter-Platz 13	Retail	8,591 sqm
42	Dresden	Prohliser Allee 10	Mixed-use	3,858 sqm
43	Dresden	Johannes-Paul-Thilmann-Straße 1-3	Retail	3,566 sqm
44	Neu-Isenburg	Frankfurt Straße 227	Office	18,351 sqm
45	Neu-Isenburg	Hugenottenallee 167	Office	5,557 sqm
46	Eschborn	Helfmann-Park 8-10	Office	18,281 sqm
47	Göppingen	Heininger Straße 26	Retail	13,481 sqm
48	Straubing	Hebbelstraße 2-14	Retail	35,105 sqm
49	Aschersleben	Hoymer Chaussee 108	Retail	15,957 sqm
50	Glauchau	Waldenburger Str. 175	Retail	14,108 sqm
51	Ludwigsfelde	Potsdamer Str. 51	Retail	12,612 sqm
52	Wittenberge	Wahrenberger Str. 67-69	Retail	9,811 sqm
53	Ellwangen	Dr. Adolf-Schneider-Straße 20	Retail	32,799 sqm
54	Halle	Südstadtring 90	Retail	30,711 sqm
55	Jena	Karl-Marx Allee 20	Retail	12,294 sqm
56	Schönebeck	Calbesche Straße 31	Retail	25,309 sqm
Total portfolio				422,420 sqm

4.	The properties were valued in Euro (EUR).

5.	The sole purpose of the valuation services rendered by C&W is for the addressees WCM, TLG IMMOBILIEN AG (“TLG”) and the listing agent DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main (together “the Addressees”) (a) to publish it as part of an offer prospectus in connection with the domination agreement between WCM and TLG and the corresponding exchange offer to minority shareholders of WCM, and (b) to submit it in advance in filings with the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) in connection with the approval of the offer prospectus.

1.2	Bases of valuation

6.	The values of the individual properties were calculated in accordance with the key definition of Market Value used in international real estate valuation.

7.	The valuation term used in this report is “Market Value” within the meaning of International Valuation Standard (IVS) 1 no. 3.1, and as used by the Institution of Chartered Surveyors, London. This is defined as follows:

“The estimated amount for which an asset or liability should exchange on the valuation date between a willing buyer and a willing seller in an arm’s length transaction, after proper marketing and where the parties had each acted knowledgeably, prudently and without compulsion.”

8.	Market Value does not directly take into consideration ancillary acquisition costs, taxes (including any VAT) or cost of capital (including interest). We did not calculate Market Value within the meaning of section 194 of the Federal Building Code (Baugesetzbuch).

9.	The Market Value applies to the individual subject of the valuation, irrespective of the fact that the property portfolio in question comprises multiple properties. As a consequence, any discounts or surcharges relating to the portfolio as a whole have expressly not been factored into the valuation (in other words, the Market Value of the portfolio is calculated as the sum of the Market Values established for the individual properties).

CONDENSED REPORT

10.	The properties were last inspected on the following dates:

Table	2: Property inspections

ID	Town/city	Address	Type of use	Inspection date
1	Berlin	Dircksenstraße 42	Office	26.07.2017
2	Frankfurt am Main	Bleichstraße 64-66	Office	24.08.2017
3	Düsseldorf	Kavalleriestraße 2+4	Office	25.07.2017
4	Frankfurt am Main	Zum Laurenburger Hof 76	Office	24.08.2017
5	Bonn	Graurheindorfer Straße 149A	Office	25.07.2017
6	Olpe	In der Trift 17	Retail	25.07.2017
7	Wolfen	Siebenhauser Straße 184	Retail	06.09.2017
8	Aschersleben	Seegraben 5	Retail	30.08.2017
9	Gommern	Im Gewerbepark 2	Retail	31.08.2017
10	Cuxhaven	Repsoldstraße 2	Retail	01.08.2017
11	Barsinghausen	Stoppstraße 25	Retail	03.08.2017
12	Hoym	Nachterstedter Straße 3	Retail	30.08.2017
13	Sickte	Bahnhofstraße 3	Retail	02.08.2017
14	Kalletal	Lemgoer Straße 28	Retail	03.08.2017
15	Holle	Marktstrasse 25	Retail	03.08.2017
16	Lehrte	Mergelfeld 1	Retail	03.08.2017
17	Baddeckenstedt	Heinrich-Nordhoff-Straße 1	Retail	02.08.2017
18	Klötze	Poppauerstraße 2	Retail	02.08.2017
19	Lemförde	Burgstraße 18	Retail	03.08.2017
20	Isenbüttel	Altes Mühlenfeld 2	Retail	02.08.2017
21	Schönwalde	Berliner Allee 10	Retail	05.09.2017
22	Berlin	Bekassinenweg 24	Retail	26.07.2017
23	Merseburg	Straße des Friedens 64A	Retail	06.09.2017
24	Stendal	Schadewachten 26	Retail	02.08.2017
25	Stendal	Moltkestraße 10	Retail	02.08.2017
26	Seelze	Calenberger Straße 47	Retail	03.08.2017
27	Groß Kreutz (Havel)	Potsdamer Straße 79	Retail	05.09.2017
28	Droyßig	Zeitzer Straße 11	Retail	06.09.2017
29	Muldestausee	Alt Pouch 3	Retail	30.08.2017
30	Golzow	Brandenburger Straße 82c	Retail	05.09.2017
31	Dessau-Roßlau	Heidestraße 195	Retail	30.08.2017
32	Sennewitz	Am Klossberg 26	Retail	06.09.2017
33	Staßfurt-Förderstedt	Magdeburg-Leipziger Str. 102	Retail	30.08.2017
34	Hohenthurm	Bahnhofstraße 18A	Retail	06.09.2017
35	Völpke	Mittelstraße 14	Retail	02.08.2017
36	Wiesbaden	Kreuzberger Ring 68	Office	04.08.2017
37	Mainz	Isaac-Fulda-Allee 9	Office	04.08.2017
38	Mainz-Kastel	Peter-Sander-Straße 10	Office	04.08.2017
39	Radebeul	Hauptstraße 29	Retail	24.08.2017
40	Dresden	Provianthofstraße 3	Retail	07.08.2017
41	Dresden	Jacob-Winter-Platz 13	Retail	23.08.2017
42	Dresden	Prohliser Allee 10	Office	23.08.2017
43	Dresden	Johannes-Paul-Thilmann-Str. 1-3	Retail	23.08.2017
44	Neu-Isenburg	Frankfurt Straße 227	Office	23.08.2017
45	Neu-Isenburg	Hugenottenallee 167	Office	07.08.2017
46	Eschborn	Helfmann-Park 8-10	Office	07.08.2017
47	Göppingen	Heininger Straße 26	Retail	24.07.2017
48	Straubing	Hebbelstraße 2-14	Retail	09.08.2017
49	Aschersleben	Hoymer Chaussee 108	Retail	11.08.2017
50	Glauchau	Waldenburger Str. 175	Retail	30.08.2017
51	Ludwigsfelde	Potsdamer Str. 51	Retail	24.08.2017
52	Wittenberge	Wahrenberger Str. 67-69	Retail	05.09.2017
53	Ellwangen	Dr. Adolf-Schneider-Straße 20	Retail	01.08.2017
54	Halle	Südstadtring 90	Retail	09.08.2017
55	Jena	Karl-Marx Allee 20	Retail	06.09.2017
56	Schönebeck	Calbesche Straße 31	Retail	24.08.2017

11.	The valuation date is September 30, 2017. The valuation date applies to both the general values on the real estate market, as well as for the state of repair of the properties in question. For the purposes of this valuation, we assume that there was no change in the state of repair of the valuation properties between the date of the on-site inspection and the valuation date.

CONDENSED REPORT

1.3	Consideration of professional standards/Statement of independence

12.	The valuation documented in this Condensed Report was carried out in accordance with the International Valuation Standards and the Valuation Standards of the Royal Institution of Chartered Surveyors. In the context of the valuation, C&W acted as an external expert in a service relationship for the named client. The appraisers have no direct or indirect personal or business relationships with the subject of the valuation, or with companies, that could lead to a potential conflict of interest. Furthermore, the agreed fee for the provision of valuation services is in no way dependent on the outcome of the valuation.

13.	This valuation was performed independently and objectively with regard to the Addressees. We have followed and complied with the Code of Conduct and Code of Ethical Principles of the International Valuation Standards.

1.4	Performance of the engagement

14.	The valuation was carried out by appropriately qualified employees of the Valuation Advisory Services Team, led by Martin Belik MRICS. Mr. Belik is an expert appraiser active on the German real estate market and has many years’ experience in the type and structure of the real estate in question.

1.5	Disclosure of previous activities

15.	The subject properties were most recently valued by C&W for internal purposes on June 30, 2017.

16.	In all other respects, C&W has no material relationship with the Addressees.

1.6	Assumptions for the purposes of this valuation

17.	Our valuation is based on information provided to us by WCM or gathered by us in the course of our research and inspections. In carrying out our valuation, we assumed that the documents presented to us have been duly compiled and were complete, and that there were no undisclosed circumstances capable of influencing our valuation.

18.	We did not verify the measurements of the properties and relied on the information provided to us with respect to floor space. Nor did we conduct functional tests of technical or other systems and installations. All findings made by the appraiser during the on-site inspection resulted exclusively from visual examination.

19.	No destructive testing was carried out; consequently, disclosures concerning unexposed structural elements or materials are based on the information or documents provided, or on assumptions. We did not carry out a structural survey, nor did we inspect woodwork or structural elements that are unexposed or inaccessible. It has been assumed that these parts of the buildings are in a good state of repair and are suitable for use. All statements relating to the condition and actual features of the physical structures are based exclusively on the documents provided by the client, which were taken as the basis for the valuation in unverified form. No technical inspection of any structural defects or damage was carried out.

20.	It has been assumed but not verified that there are no structural materials or elements or features of the land present that could adversely affect or impair long-term suitability for use or the health of residents and users.

21.	It has been assumed that there are no public-law provisions (including permits, approvals, requirements or similar) or any private-law provisions affecting title to and use of the land.

22.	It has been assumed that all public-law charges, contributions, fees, etc., had been levied and paid as at the valuation date.

23.	The valuation has been conducted based on the unverified assumption that no potential VAT liabilities must be taken into consideration in respect of leases to non-VAT registered tenants.

24.	It has been assumed but not verified that the properties subject to valuation were insured in a sufficient amount against potential types of damage as at the valuation date.

25.	The Market Values were derived subject to the assumption that the predominant use of the properties as at the valuation dates will not change in nature or scope over the duration of the economic useful lives of the physical structures implied in the applicable capitalisation rates, or that similar tenants can be found who will use the properties in the same manner. It has been assumed that the use of the properties as at the inspection dates reflects, in nature and scope, the “highest and best use” in accordance with the International Valuation Standards, IVS Concepts and Principles no. 6.0.

26.	Pursuant to case law, statements made by officials (in particular information provided by officials) may not be considered binding. The appraiser can give no warranty for the use of this type of statement or information in this Condensed Report.

CONDENSED REPORT

27.	Rights, land charges and restrictions were only taken into consideration to the extent that these result in an identifiable effect with particular importance for the income generated from the properties.

28.	Commonly installed fixtures constituting the property of the lessor, e.g., central heating, were considered a material part of the building and have been included as part of the properties. Fixtures and items used for business purposes constituting the property of the tenant were not taken into consideration in the valuation.

29.	We did not examine the creditworthiness of the tenants. Until such time as we become aware of or are expressly provided with information to the contrary, we assume that the tenants have satisfied their financial liabilities and that there are no instances of rent arrears or breach of contract.

30.	It was assumed but not verified that, as at the valuation date, all planning, construction and other requirements under public and private law had been satisfied as relating to the realization of any planned projects, and that all requirements under the relevant provisions of public and private law relating to the use of all physical structures, to their unrestricted use as intended and to their management had been satisfied.

31.	As at the valuation date, it was assumed but not verified that all physical structures still to be built will be planned, executed and completed to the highest degree of quality by today’s standards and will be free of defects and damage. In particular, the planning and construction work must meet all requirements so as to ensure that the projected rental incomes underpinning the valuation will be generated on a sustainable basis.

1.7	Specific circumstances of this valuation

32.	The Market Values of the properties was appraised in consideration of following conditions.

33.	The Market Values were determined based on the documents and information provided to us by WCM. Only a limited scope of examination was undertaken in this context, in particular with regard to the land registers provided to us. We did not examine the land register files, nor did we obtain information with respect to current land register extracts as at the valuation date.

34.	In the absence of extracts from the register of land charges or contaminated land register, we assume that the competent authorities confirm that no entries have been made.

2	PORTFOLIO ANALYSIS

2.1	Properties by building category

35.	The Condensed Report covers 56 properties. The properties are commercial properties (office, retail and mixed-use).

CONDENSED REPORT

2.2	Geographical distribution of the properties

36.	The geographical distribution of the properties is presented below:

Fig. 1: Geographical distribution

CONDENSED REPORT

2.3	Net basic rent by type of use

Fig. 2: Net basic rent by type of use

2.4	Overview of remaining lease terms within the portfolio

Fig. 3: Remaining lease terms within the portfolio in EUR

CONDENSED REPORT

Fig. 4: Remaining lease terms within the portfolio in %

2.5	Vacancy by type of use

Fig. 5: Vacancy by type of use

CONDENSED REPORT

3	VALUATION

3.1	Definition

37.	As described in section 1.2 of this Condensed Report, the Market Value is the estimated amount for which an asset or liability should exchange on the valuation date between a willing buyer and a willing seller in an arm’s length transaction, after proper marketing and where the parties had each acted knowledgeably, prudently and without compulsion.

3.2	Market Value

38.	Taking into consideration the assumptions and specific circumstances presented in this Condensed Report (see sections 1.6 and 1.7 of this Condensed Report), as at September 30, 2017 the aggregate Market Value of the properties in question amounted to:

EUR 804,148,000

(in words: eight hundred and four million one hundred and forty eight thousand Euro)

Cushman & Wakefield LLP

Chartered Surveyors

Dipl.-Ing. Martin Belik, MRICS	Dipl.-Kfm. Peter Fleischmann
International Partner	Associate

Appendix:

Property Overview

26. GLOSSARY

€ or Euro	The single European currency adopted by certain participating member states of the European Union, including Germany.

2017 Notes	Unsecured fixed rate notes in an aggregate principal amount of €400.0 million and a denomination of €100,000 each, issued by the Company on November 27, 2017.

Announcement Date	The day on which the registration of the Domination Agreement in the commercial register at the registered seat of WCM AG has been published in accordance with Section 10 HGB.

Annualized In-place Rent	Contracted rents as of September 30, 2017, without deduction for any applicable rent-free periods, multiplied by twelve.

ARR	Average rate per room.

Articles of Association	The Company’s articles of association.

BaFin	The German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht).

Base Salary	The annual base salary in an amount of EUR 300,000, payable in twelve equal monthly installments in arrears, provided to members of the Management Board under each of the two service agreements.

BP	Basis point.

Business Day	Any day on which banks in Frankfurt am Main, Germany, are open for regular business.

BVS	Federal Institute for Special Tasks Arising from Unification (Bundesanstalt für vereinigungsbedingte Sonderaufgaben), a federal office of Germany.

C&W	Cushman & Wakefield LLP, Rathenauplatz 1, 60313 Frankfurt am Main, Germany.

C&W Report

The condensed valuation report on the market value of WCM’s portfolio as of September 30, 2017 within the meaning of International Valuation Standard (IVS) 1 no. 3.1, and as used by the Royal Institution of Chartered Surveyors (RICS) prepared by C&W.

CET	Central European Time or Central European Summer Time, as the case may be.

Change of Control

If a third party were to directly or indirectly acquire more than 50% of the Company’s shares, or if the Company becomes an affiliated company due to an affiliation in accordance with Section 319 et seq. of the German Stock Corporation Act (Aktiengesetz).

Clearstream	Clearstream Banking Aktiengesellschaft, Mergenthalerallee 61, 65760 Eschborn, Germany.

Code	The German Corporate Governance Code.

Combined Group	TLG and WCM prior to the completion of the Takeover Offer on October 6, 2017 as if a group comprising TLG and WCM had already existed at this point in time in aggregate.

Company

TLG IMMOBILIEN AG, with its registered office at Hausvogteiplatz 12, 10117 Berlin, Germany, and registered in the commercial register of the local court (Amtsgericht) of Charlottenburg, Germany, under the docket number HRB 161314 B.

Contamination	Existing contamination (Altlasten) and/or harmful soil alterations (schädliche Bodenveränderungen) referred to in the German Federal Soil Protection Act (Bundesbodenschutzgesetz).

DCF Method	The discounted cash flow method.

DDT	Dichlorodiphenyltrichloroethane.

Delpheast	Delpheast Beteiligungs GmbH & Co. KG.

Domestic Paying Agent

A domestic bank or financial service institute, a domestic securities trading company or a domestic securities trading bank (including the domestic branches of foreign banks and financial service institutes), or if such office sells the shares and pays out or credits the capital gains.

Domination Agreement	The domination agreement (Beherrschungsvertrag) entered into between the Company, as the controlling company, and WCM AG, as the controlled company, on October 6, 2017.

DUHO

DUHO Verwaltungs-Gesellschaft mbH, with its registered office in Berlin, Germany and registered in the commercial register of the local court (Amtsgericht) of Charlottenburg under the docket number HRB 38419. DUHO is the Company’s legal predecessor.

East AcquiCo	LSREF II East AcquiCo S.à r.l., Luxembourg.

East AcquiCo Domination Agreement	The domination agreement (Beherrschungsvertrag) entered into by the Company and East AcquiCo on January 2, 2013 and terminated on September 18, 2014.

EBIT	Earnings before interest and taxes.

EBITDA

Earnings before interest, taxes, depreciation and amortization (i.e., net income/loss before income taxes, financial income, financial expenses, gain/loss from the remeasurement of derivative financial instruments, depreciation and amortization as well as the result from the remeasurement of investment property, all as shown in the Company’s respective consolidated financial statements).

EEA	The European Economic Area.

EnEV	The German Energy Saving Act (Energieeinsparungsgesetz) and the German Energy Saving Ordinance (Energieeinsparverordnung).

EPRA	The European Public Real Estate Association.

EPRA NAV

EPRA NAV is calculated based on equity attributable to the shareholders of the parent company (i) plus fair value adjustment of owner-occupied property (IAS 16) and fair value adjustment of properties in inventories (IAS 2) and (ii) excluding the fair value of derivative financial instruments, deferred tax assets, deferred tax liabilities and goodwill.

EPRA Vacancy Rate	The market rental value of vacant space divided by the market rental value of the whole portfolio.

Equity Ratio	The ratio of equity to total equity and liabilities.

EStG	The German Income Tax Act (Einkommensteuergesetz).

EU Short Selling Regulation	Regulation (EU) No. 236/2012 of the European Parliament and of the Council of March 14, 2012 on short selling and certain aspects of credit default swaps.

Exchange Ratio	The exchange ratio of 23 shares of WCM AG for 4 Settlement Shares.

EY	Ernst & Young Wirtschaftsprüfungsgesellschaft GmbH, Stuttgart, office Berlin, Friedrichstraße 140, 10117 Berlin, Germany.

FFO	Funds from operations.

GDP	Gross domestic product.

Germany	The Federal Republic of Germany.

HGB	The German Commercial Code (Handelsgesetzbuch (“HGB”)).

IFRS	International Financial Reporting Standards as adopted by the European Union.

Integration	The integration of WCM into TLG.

ISIN	International Securities Identification Number.

KAGB	The German Capital Investments Act (Kapitalanlagegesetzbuch).

LAGA	The joint working group (Bund/Länder-Arbeitsgemeinschaft Abfall).

Long-Term Incentive	A long-term incentive included in the service agreements of the members of the Management Board, which will be measured against certain long-term incentive targets at the end of each four-year period.

Luxembourg	The Grand Duchy of Luxembourg.

Management Board	The Company’s management board.

MAR	Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse, as amended.

Minority Shareholders	Minority shareholders of WCM AG.

Net LTV

The net loan to value ratio is defined as the ratio of net debt (sum of non-current and current liabilities due to financial institutions less cash and cash equivalents), to real estate (sum of investment property, advance payments on investment property, owner-occupied property, non-current assets classified as held for sale and inventories).

Offer Capital Increase

The capital increase for the issuance of up to 24,521,163 new bearer shares with no par-value (Stückaktien) of the Company against contributions in kind resolved by the Management Board on May 10, 2017 and approved by the Supervisory Board, utilizing the authorized capital 2014/II, in order to create the offer consideration for the Takeover Offer.

Offer Period	The period for the acceptance of the Settlement Offer commencing on February 9, 2018 and ending on April 9, 2018.

Parent-Subsidiary Directive	Council Directive 2011/96/EU of November 30, 2011 on the common system of taxation applicable in the case of parent companies and subsidiaries of different Member States, as amended.

PCB	Polychlorinated Biphenyl.

PCP	Pentachlorophenol.

Prospectus	This prospectus.

Prospectus Directive	Directive 2003/71 EC of the European Parliament and of the Council of November 4, 2003 on the prospectus to be published when securities are offered to the public or admitted to trading, as amended.

RETT	German real estate transfer tax (Grunderwerbsteuer).

RevPAR	Revenue per available room.

Savills	Savills Advisory Services Germany GmbH & Co. KG, Taunusanlage 19, 60325 Frankfurt am Main, Germany.

Savills Report	The valuation report on the fair value of TLG’s investment properties and owner-occupied properties as of September 30, 2017 pursuant to IAS 40 in conjunction with IFRS 13 prepared by Savills.

Securities Act	The United States Securities Act of 1933, as amended.

Settlement Agent	Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany.

Settlement Agreement

The settlement agreement regarding the rendering of certain services in connection with the technical execution of the settlement of shares as contemplated by the Settlement Offer entered into between the Company and the Settlement Agent on October 9, 2017.

Settlement Offer	The public offering of 3,356,040 Settlement Shares to Minority Shareholders.

Settlement Shares	3,356,040 new bearer shares with no par-value (Stückaktien) of the Company, each with a notional value of €1.00 (including any additional shares issued from the Company’s contingent capital 2017/III).

Short-Term Incentive

An annual payment of the Company to the members of the Management Board dependent upon achievement of individual targets stipulated in an annual shared target agreement between the Supervisory Board and Mr. Finkbeiner and Mr. Karoff, and measured by the Supervisory Board in the first half of the following fiscal year.

Sqm	Square meter.

Substantial Participation	A substantial participation in the Company.

Supervisory Board	The Company’s supervisory board.

Takeover Offer	The Company’s voluntary public takeover offer for all shares of WCM AG.

THA	Treuhandanstalt, a public company tasked with administrating businesses owned by the former German Democratic Republic (Deutsche Demokratische Republik).

TLG	The Company together with its consolidated subsidiaries at the respective time.

United States	The United Stated of America.

Valuation Reports	The Savills Report and the C&W Report.

VAT	Value added tax.

WALT	The weighted average lease term (i.e., a remaining average contractual lease term for unexpired leases with a contractually fixed maturity, taking into account special termination rights).

WCM	WCM AG together with its consolidated subsidiaries.

WCM AG

WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft, with its registered office in Frankfurt am Main, Germany, and registered in the commercial register of the local court (Amtsgericht) of Frankfurt am Main, Germany, under the docket number HRB 55695.

WHG	The German Federal Water Management Act (Wasserhaushaltsgesetz).

WKN	German Securities Identification Number (Wertpapierkennnummer).

WpHG	The German Securities Trading Act (Wertpapierhandelsgesetz).

WpÜG	The German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz).

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27.    RECENT DEVELOPMENTS AND OUTLOOK

27.1    Recent Developments

On October 6, 2017, the Company acquired 117,505,327 shares of WCM AG in the context of the completion of the Takeover Offer. For further information on the Takeover Offer, see “12.1 Takeover Offer for WCM AG”.

On October 6, 2017, the Company, as the controlling company, and WCM AG, as the controlled company, entered into the Domination Agreement (see “12.2 Domination Agreement between the Company and WCM AG”). The Domination Agreement was approved by the shareholders‘ meetings of WCM AG and the Company on November 17, 2017 and November 22, 2017, respectively. The Domination Agreement will enter into force following its registration in the commercial register of the local court (Amtsgericht) of Frankfurt am Main, Germany, on February 9, 2018.

On November 2, 2017, the Company closed the acquisition of a neighborhood shopping center in Unterwellenborn with a total investment volume of €13.3 million.

On November 2, 2017, the Company entered into a purchase agreement for the Klenow-Tor retail property in Rostock with a total lettable area of approximately 16,500 sqm for a total investment volume of €18.6 million. The property is almost fully let and closing occurred on January 1, 2018.

On November 8, 2017, the Company entered into a purchase agreement for the acquisition of 94.9% of the shares in PEREF Priscus S.à r.l. and PEREF Verus S.à r.l., which together hold the Onyx Portfolio of 27 retail properties with an aggregate lettable area of approximately 60,631 sqm. Based on portfolio value as of the signing date, 93.6% of these properties are located in the region “Western Germany” of TLG’s retail asset class and the Rhineland Palatinate, while 6.4% are located in the “South East” region. The total investment volume amounts to €95.2 million and closing occurred on December 18, 2017.

On November 9, 2017, the Company placed 7,417,555 new shares in a private placement in the form of an accelerated bookbuilding offering at a price of €19.70 per share. The implementation of the capital increase for the issuance of the new shares was registered in the commercial register of the local court (Amtsgericht) of Charlottenburg, Germany, on November 13, 2017, the new shares were admitted to trading on the regulated market segment (regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) with additional post-admission obligations (Prime Standard) on November 14, 2017, and the private placement closed on November 15, 2017. TLG used the net proceeds from the private placement of approximately €144.6 million for the financing of further acquisitions as well as for general corporate purposes.

On November 27, 2017, the Company issued the 2017 Notes (see “14.5.2 2017 Notes”). The net proceeds from the issuance of the 2017 Notes of approximately €395.9 million are expected to be used (i) to repay and refinance selected land charge secured loans of TLG in an aggregate amount of approximately €300 million in order to lower TLG’s interest expenses, (ii) for future acquisitions while maintaining a maximum Net LTV of 45.0% as well as (iii) for general corporate purposes. TLG has already utilized parts of the proceeds from the issuance of the 2017 Notes to refinance financial liabilities in an aggregate amount of approximately €298.1 million.

On December 22, 2017, the Company entered into a purchase agreement for an office property located at Theodor-Heuss-Anlage 12 in Mannheim with a total lettable area of approximately 25,390 sqm for a total investment volume of €50.7 million. Closing is expected to occur in March 2018.

In December 2017, the competent tax authorities notified TLG in connection with a tax audit with respect to the fiscal years ended December 31, 2012 through 2015 that they intend to recognize hidden reserves (stille Reserven) in an amount of approximately €239.8 million uncovered in connection with the determination of the amount of tax loss carryforwards that were forfeited due to changes in ownership in the fiscal years ended December 31, 2012 and 2013. As a result, TLG expects that its income tax burden will be considerably lower going forward and that it will record non-recurring tax income of approximately €73.0 million in the fiscal year ended December 31, 2017 due to the capitalization of deferred tax assets from the retained tax loss carryforwards.

On January 18, 2018, the Company entered into a purchase agreement for an office property located in Eschborn with a total lettable area of approximately 7,800 sqm for a total investment volume of €14.5 million. Closing is expected to occur in April 2018.

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On January 29, 2018, Ms. Elisabeth Talma Stheeman resigned as a member of the Supervisory Board. On January 31, 2018, Mr. Frank D. Masuhr also resigned as a member of the Supervisory Board. The Company expects that the Supervisory Board will soon comprise a full six members again, following either an appointment by the Company’s shareholders’ meeting or a judicial appointment by the competent court.

Between September 30, 2017 and the date of this Prospectus, TLG has sold 24 properties with an aggregate property value of €34.1 million. Furthermore, as of the date of this Prospectus, it had signed agreements to sell eight additional properties with an aggregate property value of €3.8  million.

27.2    Outlook

The estimate of TLG’s FFO for the fiscal year ended December 31, 2017 included in this Prospectus is already based on the new calculation method for FFO (see “9.2.2.2 Change of Calculation of FFO”). Based on the new FFO definition and the financial information included in the unaudited condensed interim consolidated financial statements of the Company as of and for the nine months ended September 30, 2017, the data recorded in the accounting system of the Company and the current knowledge about the business developments of the fiscal year ended December 31, 2017 as well as the assumptions of the Company’s management with respect to past events and actions, the Company estimates that FFO (formerly referred to as FFO after taxes) amounted to approximately €102 million for the fiscal year ended December 31, 2017. For further information, see “10. Profit Estimate”.

Except for the developments mentioned above, no significant changes in TLG’s financial or trading position, financial performance or cash flows have occurred between September 30, 2017 and the date of this Prospectus.

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